SUPPLEMENT Dated April 30, 2010
To The Prospectus Dated April 30, 2010 For

ING SmartDesign Advantage

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Notice of Portfolio Reorganizations

Effective after the close of business <u>on or about August 20, 2010</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Opportunistic LargeCap Portfolio	ING Growth and Income Portfolio
ING Wells Fargo Small Cap Disciplined Portfolio	ING Small Company Portfolio

These reorganizations will be administered pursuant to reorganization agreements, which have been approved by the boards of trustees of the Disappearing Portfolios. The reorganizations will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about August 20, 2010, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING SmartDesign Advantage

April 30, 2010

This prospectus describes ING SmartDesign Advantage, a group and individual deferred variable annuity contract (the "Contract") offered for sale by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our") through Separate Account B (the "Separate Account"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments and credits, if applicable, in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments and credits, if applicable, to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, some guaranteed interest periods or subaccounts may not be available. The investment portfolios available under your Contract are listed on the back of this cover.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value, less credits we added, if applicable, (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2010, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-63692. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your Contract are:

ING Investors Trust
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING DFA Global All Equity Portfolio (Class S)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (ADV Class)
ING Retirement Growth Portfolio (ADV Class)
ING Retirement Moderate Growth Portfolio (ADV Class)
ING Retirement Moderate Portfolio (ADV Class)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING Van Kampen Growth and Income Portfolio (Class S)
ING Wells Fargo Health Care Portfolio (Class S)
ING Wells Fargo Omega Growth Portfolio (Class S)

ING Partners, Inc.
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis New York Venture Portfolio (Service Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Templeton Foreign Equity Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)

ING Variable Funds
ING Growth and Income Portfolio (Class S)

ING Variable Portfolios, Inc.
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING EURO STOXX 50$^®$ Index Portfolio (ADV Class)
ING FTSE 100 Index$^®$ Portfolio (ADV Class)
ING Hang Seng Index Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Japan TOPIX Index$^®$ Portfolio (ADV Class)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)

ING Variable Products Trust
ING MidCap Opportunities Portfolio (Class S)

ING Intermediate Bond Portfolio (Class S)

BlackRock Variable Series Funds, Inc.
BlackRock Global Allocation V.I. Fund (Class III)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	5
Annual Ratchet	38
Annuitant	16
Cash Surrender Value	21
Contract Date	15
Contract Owner	15
Contract Value	20
Contract Year	15
Covered Funds	10
Earnings Multiplier Benefit	39
Excluded Funds	10
Free Withdrawal Amount	11
GET Fund	8
Income Phase Start Date	20
Net Investment Factor	5
Net Rate of Return	6
Restricted Funds	9
5% Roll-up	37
Special Funds	10
Standard Death Benefit	37

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3+
Surrender Charge (as a percentage of Premium Payment)	6%	5%	4%	0%

Transfer Charge[2] .... $25 per transfer, if you make more than 12 transfers in a contract year

Overnight Charge[3] $20

[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] We currently do not impose this charge, but may do so in the future.

[3] You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge[1]

Administrative Charge $30

(We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[1] We deduct this charge on each contract anniversary and on surrender. See "The Income Phase — Charges Deducted."

Separate Account Annual Charges[1]

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge[2]	1.50%	1.70%	1.85%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	1.65%	1.85%	2.00%
Optional Asset-Based Premium Credit Charge	0.60%	0.60%	0.60%
Total With Optional Premium Credit Charge	2.25%	2.45%	2.60%
GET Fund Guarantee Charge[3]	0.50%	0.50%	0.50%
Total With Optional Premium Credit Charge and GET Fund Guarantee Charge	2.75%	2.95%	3.10%

[1] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily. Please see "Death Benefit Choices - Death Benefit During the Accumulation Phase" for a description of the Option Packages."

[2]   During the income phase, the Mortality & Expense Risk Charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. The Premium Credit Option Charge is also deducted during the income phase, if otherwise applicable.

[3]   The GET Fund Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the GET Fund investment option. Please see below for a description of the GET Fund guarantee.

Optional Rider Charges[1]

Earnings Multiplier Benefit Rider Charge:

As an Annual Charge	As a Quarterly Charge
0.25% of contract value	0.06% of contract value

Minimum Guaranteed Accumulation Benefit rider:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base[2]	0.17% of the MGAB Charge Base[2]

Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge	As a Quarterly Charge	Maximum Annual Charge If Step-Up Benefit Elected
0.45% of contract value	0.12% of contract value	1.00% of contract value[3]

[1]   We deduct the rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract. If the value in the subaccounts is insufficient, the rider charge will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional benefit rider to your Contract and therefore cannot purchase both the Minimum Guaranteed Accumulation Benefit rider and the Minimum Guaranteed Withdrawal Benefit rider.

[2]   Please see "Charges and Fees – Optional Rider Charges" and "Living Benefit Riders" later in this prospectus.

[3]   If you elect the Step-Up Benefit, we reserve the right to increase the charge for the MGWB to a maximum annual charge of 1.00% of contract value. Please see "Minimum Guarantee Withdrawal Benefit Step-Up Benefit."

Trust or Fund Expenses
The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.54%	2.76%

[1]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Example

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. Specifically, the example assumes election of Option Package III, election of the premium credit rider with a charge of 0.60% of the contract value annually, election of the earnings multiplier benefit rider with a charge of 0.25% of contract value annually and election of one of the living benefit riders noted below. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.03% of assets. If you elect different options, your expenses will be lower. Note that surrender charges may apply if you choose to annuitize your Contract within the first contract year.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Minimum Guaranteed Accumulation Benefit:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,236	$2,263	$2,958	$5,635
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$628	$1,864	$2,958	$5,635
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$628	$1,864	$2,958	$5,635

Minimum Guaranteed Withdrawal Benefit: (assuming Step-Up in Year 6)

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,208	$2,205	$2,864	$5,697
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$608	$1,805	$2,864	$5,697
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$608	$1,805	$2,864	$5,697

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions - Selling the Contract."

Fees Deducted by the Funds

    Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

    How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A — Condensed Financial Information for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

    1)   We take the net asset value of the subaccount at the end of each business day.

    2)   We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

    3)   We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; the daily premium credit option charge, if applicable, any optional rider charges and for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The financial statements of the Separate Account and ING USA can be found in the SAI. The financial statements of the Separate Account include information about all contracts offered through the Separate Account. The financial statements of ING USA should only be considered as bearing on the Company's ability to meet its contractual obligations under the Contracts. ING USA's financial statements do not bear on the future investment experience of the assets held in the Separate Account.

ING USA ANNUITY AND LIFE INSURANCE COMPANY SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut") which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Lion Connecticut is the holding company for Directed Services LLC, the investment manager of the ING Investors Trust and the distributor of the Contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Matters
As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find detailed information about the Trusts and Funds currently available under your Contract in Appendix B — The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. See "Trust and Fund Expenses." Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio

An ING GET U.S. Core Portfolio ("GET Fund") series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state. The GET Fund may not be available through all broker dealer selling firms.

You may not allocate money into a GET Fund series if you elect an optional benefit rider. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value, including any charges deducted for the earnings multiplier benefit rider, and any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Restricted Funds
We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds
For purposes of determining death benefits and benefits under the living benefit riders (not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;

2) Special Funds; and

3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under the optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option, with respect to new transfers to such investment option and with respect to the death benefits and/or optional benefit rider to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit and/or the minimum guaranteed accumulation benefit. For more information, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase." Also, please see Appendix G for examples.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

   Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 3-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. The surrender charge is based on the total amount withdrawn, including the amount deducted for the surrender charge. It is deducted from the contract value remaining after you have received the amount requested for withdrawal, not from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3+
Surrender Charge (as a percentage of Premium Payment)	6%	5%	4%	0%

Nursing Home Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

1) more than one contract year has elapsed since the contract date;

2) the withdrawal is requested within three years of your admission to a licensed nursing care facility; and

3) you have spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract date. It will also not apply to Contracts where prohibited by state law. Please note that these withdrawals are subject to the premium credit recapture provisions.

Free Withdrawal Amount. The Free Withdrawal Amount is 10% of contract value, based on the contract value on the date of the withdrawal, less any withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.**

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Overnight Charge. You may elect to have a $20 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts
Mortality and Expense Risk Charge. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

Option Package I		Option Package II		Option Package III	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
1.50%	0.004141%	1.70%	0.004697%	1.85%	0.005116%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Premium Credit Option Charge. The amount of the asset-based premium credit option charge, on an annual basis, is equal to 0.60% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .001649% for 3 years following each credit from your assets in each subaccount. This charge will also be deducted from amounts allocated to the Fixed Account, resulting in a 0.60% reduction in the interest which would otherwise have been credited to your contract during the three contract years following each credit if you had not elected the premium credit option. The cost of providing the premium credit is generally covered by the premium credit option charge and, to some degree, by the mortality and expense risk charge. We expect to make less profit on those contracts under which the premium credit option rider is elected.

Earnings Multiplier Benefit Charge. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. The quarterly charge for the earnings multiplier benefit rider is 0.06% (0.25% annually). If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest Allocations, starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning the first charge will be deducted on the first quarterly anniversary following the rider effective date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. For a description of the rider, see "Death Benefit Choices - The Earnings Multiplier Benefit Rider."

Optional Rider Charges. In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of two optional benefit riders. So long as the rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charge from your Fixed Interest Allocations nearest their maturity date. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. For a description of the rider and the defined terms used in connection with the riders, see "Living Benefit Riders."

Minimum Guaranteed Accumulation Benefit (MGAB). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base	0.17% of the MGAB Charge Base

The MGAB Charge will be made during the 10-year waiting period starting on the rider date and ending on the MGAB Date. The MGAB Charge Base is the total of premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider on the contract date, or, your contract value on the rider date plus premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three-year period before the MGAB date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred. See "Living Benefit Riders."

Minimum Guaranteed Withdrawal Benefit (MGWB). The annual charge for the MGWB rider is 0.45% (0.12% quarterly) of the contract value. The charge is deducted from the subaccounts in which you are invested on each quarterly contract anniversary date, in arrears. If the rider is added after contract issue, the charges will still be assessed on quarterly contract anniversaries, but the first charge will be assessed pro-rata based on when the rider is added during the contract quarter. We will deduct charges during the period starting on the rider date and up to your Contract's Automatic Periodic Benefit Status. Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. Please see "Living Benefit Riders - Minimum Guaranteed Withdrawal Benefit Rider (MGWB) – Automatic Periodic Benefit Status" later in this prospectus. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate immediately prior to the surrender or annuitization.

ING GET U.S. Core Portfolio Guarantee Charge. The GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the GET Fund. The amount of the GET Fund guarantee charge is 0.50% and is deducted from amounts allocated to the GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "The Trust and Funds- ING GET U.S. Core Portfolio."

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore,

certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds.

The types of revenue received by the company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These revenues provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2009, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2009, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at 1-800-366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, Option Package I will apply.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner" below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select Option Package I.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected Option Package II or III, and you add a joint owner, if the older joint owner is attained age 85 or under, the death benefit from the date of change will be the Option Package I death benefit. If the older joint owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if a joint owner is added. If you elected the MGAB rider, it will terminate if a joint owner, other than your spouse, is added. Note that returning a Contract to single owner status will not restore any death benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, and the amount of the earnings multiplier benefit, if applicable. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected Option Package I, the death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For Option Package II or III, if the new owner is age 79 or under on the date that ownership changes, the death benefit will continue. If the new owner is age 80 to 85, under Option Package II or III, the death benefit will end, and the death benefit will become the Option Package I death benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit and charge will be adjusted to reflect the attained age of the new owner as the issue age. The Maximum Base percentage in effect on the rider effective date will apply in calculating the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership.

If you elected the MGAB rider or the MGWB rider, it will terminate upon a change of owner, other than spousal continuation on death.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

Purchase and Availability of the Contract
Please note that this Contract is no longer available. There are three option packages available under the Contract. You select an option package at the time of application. Each option package is unique. The minimum initial payment to purchase the Contract depends on the option package that you elect. The maximum age to purchase the Contract is 80 at the time of application.

	Option Package I	**Option Package II**	**Option Package III**
Minimum Initial Payment	$15,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering an Enhanced Death Benefit Option and/or the earnings multiplier benefit rider and your contract will be an IRA, see "Federal Tax Considerations - Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments
We will process your initial premium and credit, if applicable, within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will make an inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, the payment and credit designated for a subaccount for Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment and credit, if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated with the added credit, if applicable, to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Additional Credit to Premium
At the time of application, you may elect the premium credit option. If you so elect, a credit will be added to your Contract based on all premium payments received within 60 days of the contract date ("initial premium"). The credit will be a minimum of 2% of the initial premium and will be allocated among each subaccount and fixed interest allocation you have selected in proportion to your initial premium in each investment option. If available in your state at that time, prior to the third contract anniversary and prior to every third contract anniversary thereafter, you may elect to have a new credit added to your Contract. Each three-year period beginning with the addition of a premium credit is known as a "renewal period." The credit will be a minimum of 2% of your contract value on the applicable contract anniversary.

At least 30 days prior to the start of each renewal period, we will send you a letter and election form containing information allowing you to make an informed decision with regard to the election of the credit, including the amount of the proposed credit, the cost of the credit and the benefits and detriments of electing the credit. You may elect a new premium credit by forwarding a completed election form to our Customer Service Center or by calling us at (800) 366-0066. We will implement reasonable procedures to ensure that the election is made by the owner. If you so elect, a new premium credit will be allocated among your variable investment options in proportion to your contract value in the variable investment options. If no contract value is then allocated to the variable investment options, the new premium credit will be allocated to a specially designated subaccount, currently the ING Liquid Assets Portfolio. If you do not elect the premium credit option, we will discontinue the option on the contract anniversary at the start of the next renewal period. Once you discontinue the premium credit option, it cannot be subsequently resumed.

Currently, the premium credit option is available only if elected at the time of application prior to issuance of the Contract. However, we reserve the right to make the premium credit option available to inforce contract owners. We may increase, decrease or discontinue the credit at the end of any renewal period at our discretion. We will give you at least 45 days notice of any planned change to the premium credit option.

There is a separate charge for the credit which is an asset-based charge deducted daily from your contract value. Please see "Charges and Fees" for a description of this charge.

The credit constitutes earnings (and not premiums paid by you) for federal tax purposes.

In any of the following circumstances, we deduct a credit from the amount we pay to you or your beneficiary:

1) If you return your Contract within the free look period, we will deduct the credit from the refund amount;

2) If a death benefit becomes payable, we will deduct any credits added to your Contract since or within 12 months prior to death; and

3) If you surrender your Contract, we will deduct any credit added to your contract value within 3 years prior to surrender.

If we deduct a credit from any amount we pay to you, we will deduct the full dollar amount of the credit. You will retain any gains, and you will also bear any losses, that are attributable to the credit we deduct.

There may be circumstances under which the contract owner may be worse off from having received a premium credit. For example, this could occur if the contract owner returns the Contract during the applicable free look period. Upon a free look, we recapture the premium credit that had been credited. If the state law provides that contract value is returned on a free look, and if the performance of the applicable subaccounts has been negative during that period, we will return the contract value less the premium credit. Negative performance associated with the premium credit will reduce the contract value more than if the premium credit had not been applied.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase start date.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

    Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and added credit, if applicable, that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium and added credit, if applicable, not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.

2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

3) We add (1) and (2).

4) We add to (3) any additional premium payments and credits, if applicable, and then add or subtract any transfers to or from that subaccount.

5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See Appendix C for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value
You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts
Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of a Trust or Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

The Fixed Account
The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov).

State Variations
Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the Contract. Your actual Contract, any endorsements and riders are the controlling documents.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Contract values allocated to investment portfolios of Trusts or Funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Subject to state availability, you may elect one of the two optional benefit riders discussed below. **You may add only one of these two riders to your Contract. Each rider has a separate charge.** Once elected, the riders generally may not be cancelled. You may not remove the rider, and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select it. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. If you elect an optional rider you may not allocate premium or contract value to the GET Fund. You should consult a qualified financial adviser in evaluating the riders.

The optional riders may not be approved in all states. Check with our Customer Service Center for availability in your state. The telephone number is (800) 366-0066.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation. Once you purchase the rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or

- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The optional riders will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death), including addition of a joint owner. Other circumstances which may cause a particular optional rider to terminate automatically are discussed below.

Minimum Guaranteed Accumulation Benefit Rider (MGAB). The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. The waiting period is 10 years, beginning on the rider date, and the MGAB Charge is deducted only during the 10-year waiting period. Only premiums added to your Contract during the first two-year period after your rider date and the initial credit, if applicable, are included in the MGAB Base. Any additional premium payments added after the second rider anniversary and any renewal credits are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary. The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. For a discussion of the charges we deduct under the MGAB rider, see "Charges and Fees - Optional Rider Charges."

The MGAB rider has a waiting period of ten years and, other than for allocations to Excluded Funds and certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment plus the initial credit, if applicable, reduced pro-rata for withdrawals. Transfers made within 3 years prior to the MGAB Date will also reduce the MGAB Base pro-rata.

   Calculating the MGAB. We calculate your MGAB as follows:

   1) **We first determine your MGAB Base.** The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

      The MGAB Base is tracked separately for Covered, Special and Excluded Funds, and, if you purchase the MGAB optional rider as of the contract date, equals the initial allocation of premium, and the initial credit, if applicable, subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Date. The aggregate MGAB Base equals the sum of:

      (a) the MGAB Base allocated to Covered Funds;

      (b) the MGAB Base allocated to Special Funds; and

      (c) the **lesser of** the contract value allocated to Excluded Funds or MGAB Base allocated to Excluded Funds.

There is no accumulation of MGAB Base.

If you purchased the MGAB optional benefit rider after the contract date, your MGAB Base equals your allocated contract value, plus premiums added during the two-year period after your rider date, and adjusted for withdrawals and transfers.

We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, plus initial credit, if applicable, adjusted for subsequent withdrawals and transfers, as allocated by fund category. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, and separate rates may apply to each. Currently, the same deduction method and rate apply to all Fund categories.

Withdrawals reduce the MGAB Base and MGAB Charge Base on a pro-rata basis. This means that the MGAB Base and MGAB Charge Base are reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The percentage reduction in the MGAB Base and MGAB Charge Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.

Net Transfers from Covered Funds or Special Funds to Excluded Funds reduce the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds on a pro-rata basis. Any resulting increase in MGAB Base and MGAB Charge Base allocated to Excluded Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Net Transfers from Excluded Funds to other funds reduce the MGAB Base and MGAB Charge Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in MGAB Base and MGAB Charge Base allocated to other funds will equal the **lesser of** the contract value transferred and the change in the MGAB Base and MGAB Charge Base allocated to Excluded Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Any transfer within 3 years of the MGAB Date (regardless of the funds involved) reduces the MGAB Base and MGAB Charge Base for Covered, Special or Excluded Funds, as applicable, on a pro-rata basis, based on the percentage of contract value transferred, without any corresponding increase.

No investment options are currently designated as Special Funds or Excluded Funds.

2) **We then subtract your contract value on the MGAB Date from your aggregate MGAB Base.** The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

3) **Any positive difference is your MGAB.** If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested pro-rata based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the ING Liquid Assets Portfolio on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Purchase. To purchase the MGAB rider, you must be age 80 or younger on the rider date. The waiting period must end at or before your annuity start date. The MGAB rider may be purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

The MGAB Charge Base. The MGAB Charge Base is the total of premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider on the contract date, or your contract value on the rider date plus premiums and credit, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three-year period before the MGAB Date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

The MGAB Date. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your 10th contract anniversary. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after 10 years after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date, excluding credits, are included in the MGWB Withdrawal Account**. Credits, if applicable, and any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received, excluding premium credits, during the first two contract years;

2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received, excluding premium credits, during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit Status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Periodic Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Please see Appendix H, MGWB Excess Withdrawal Amount Examples.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;

2) your MGWB Withdrawal Account is greater than zero;

3) you have not reached your latest allowable annuity start date;

4) you have not elected to annuitize your Contract; and

5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;

2) you have not reached your latest allowable annuity start date;

3) you have not elected to annuitize your Contract; and

4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider and any right to reset again will be based on the terms of the New Rider when it is issued. We reserve the right to limit the reset election to contract anniversaries only. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;

2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. We reserve the right to limit the election of The Step-Up benefit to contract anniversary only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner
Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

For a discussion of the charges we deduct under the MGWB rider, see "Charges and Fees — Optional Rider Charges." Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. See "Withdrawals" and "Federal Tax Considerations" for more information.

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value. Please see Appendix E, Surrender Charge for Excess Withdrawals Example.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the MGWB rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under the MGWB rider are not subject to surrender charges.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C for more information on the application of Market Value Adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature (see below), which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you to request alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

> **Fixed Dollar Systematic Withdrawal Feature.** You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) of the Tax Code. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law**. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds or Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. No investment options are currently designated as Restricted Funds.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds, may also affect your optional rider base. See "Living Benefit Riders."

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. Eastern Time or the close of regular trading of the New York Stock Exchange will be effected on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing an may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Trusts and Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. There is no additional charge for this feature.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Trusts and Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account II. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit, and earnings multiplier benefit, if elected, is payable when either the contract owner, the annuitant (when a contract owner is not an individual), or the first of joint owners (under Option Package I only) dies before the income phase starts. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum, applied to any of the income phase payment options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Federal Tax Considerations." Interest earned on this account may be less than interest paid on other settlement options.

You may select one of the option packages described below which will determine the death benefit payable. Option Packages II and III are not available where the Contract is held by joint owners. A change in ownership of the Contract may affect the amount of the death benefit payable. The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies. The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greater of: 1) the Standard Death Benefit; or 2) the contract value*.	The greatest of: 1) the Standard Death Benefit; or 2) the contract value*; or 3) the Annual Ratchet death benefit.	The greatest of: 1) the Standard Death Benefit; or 2) the contract value*; or 3) the Annual Ratchet death benefit; or 4) the 5% Roll-Up death benefit.

*   less credits added since or within 12 months prior to death.

We may, with 30 days notice to you, designate any investment portfolio as a Special or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio, with respect to new transfers to such investment portfolio and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special or Excluded Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value minus any credits added since or within 12 months prior to death; and

2) the cash surrender value.

The Standard Death Benefit equals the **greater** of the Base Death Benefit and the **sum** of 1) and 2), **less** 3):

1) the contract value allocated to Excluded Funds; and

2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds;

3) any initial credit added since or within 12 months prior to death.

The Standard Minimum Guaranteed Death Benefit equals:

1) premium payments plus the initial credit, if applicable, allocated to Covered, Special and Excluded Funds, respectively;

2) reduced by a pro-rata adjustment for any withdrawal or transfer taken from Covered, Special and Excluded Funds, respectively.

In the event of transfers from Excluded to Covered or Special Funds, the increase in the Minimum Guaranteed Death Benefit for Covered Funds and/or Special Funds will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. In the event of transfers from Covered or Special Funds to Excluded Funds, the increase in the Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Minimum Guaranteed Death Benefit for Covered or Special Funds.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. Currently, no investment options are designated as Special Funds or Excluded Funds for purposes of calculating the Standard Death Benefit.

The **5% Roll-Up Death Benefit**, equals the **greater** of:

1) the Standard Death Benefit; and

2) the sum of the contract value allocated to Excluded Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds and Special Funds less any initial credit added since or within 12 months prior to death.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds, Special Funds and Excluded Funds equals the lesser of:

1) premiums, plus the initial credit, if applicable, adjusted for withdrawals and transfers, accumulated at an annual rate of 5% credited on a daily basis for Covered Funds or Excluded Funds and at 0% for Special Funds until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments and the initial credit, if applicable, as reduced by adjustments for withdrawals) and thereafter at 0%, and

2) the cap.

A pro-rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment.

A pro-rata adjustment to the cap is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the cap immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. Transfers from Covered or Special Funds to Excluded Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Transfers from Special to Covered Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds.

Transfers from Covered to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds.

The calculation of the cap is not affected by allocations to Covered, Special or Excluded Funds.

For purposes of calculating the 5% Rollup Death Benefit, the following investment options are designated as Special Funds: the ING Liquid Assets Portfolio and the Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the ING PIMCO Core Bond Portfolio is not designated as a Special Fund.

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds. The death benefit for Excluded Funds is the contract value allocated to Excluded Funds and for the Standard, Annual Ratchet and 5% Rollup death benefits is tracked for transfer purposes only.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:

1) the Standard Death Benefit; and

2) the sum of the contract value allocated to Excluded Funds and the Annual Ratchet Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds, less any initial credit added since or within 12 months prior to death.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium plus the initial credit, if applicable, allocated at issue to Covered, Special or Excluded Funds, respectively;

2) increased dollar for dollar by any premium, plus the initial credit, if applicable, allocated after issue to Covered, Special or Excluded Funds, respectively;

3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special or Excluded Funds from the prior anniversary (adjusted for new premiums, the initial credit, if applicable, partial withdrawals and transfers between Covered, Special and Excluded Funds) and the current contract value before crediting of any renewal credit. A pro-rata adjustment to the Annual Ratchet Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred.

Transfers from Covered or Special Funds to Excluded Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. Currently, no investment options are designated as Special Funds or Excluded Funds for purposes of calculating the Annual Ratchet Death Benefit.

Note: The enhanced death benefits may not be available in all states.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted: 1) after you attain age 80; or 2) if the Contract is owned by joint owners. A change of owner may cause an option package transfer on other than a contract anniversary.

The following minimum contract values must be met:

Transfers to Option Package I			Transfers to Option Packages II or III	
Minimum Contract Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

If you transfer between option packages, the then current roll-up cap does not reset. A change of owner may cause an option package transfer on other than a contract anniversary.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options available under the option packages. The rider is subject to state availability and is available only for issues ages 75 or under. It may be added at issue of the Contract or on the next contract anniversary following introduction of the rider in a state, if later. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 300% of premiums adjusted for withdrawals ("Maximum Base"). Currently, where the rider is added at issue, the earnings multiplier benefit is equal to 40% (25% for issue ages 70 and above) of the lesser of: 1) the Maximum Base; and 2) the contract value on the claim date, minus premiums adjusted for withdrawals. If the rider is added to a Contract after issue, the earnings multiplier benefit is equal to 40% (25% for issue ages 70 and above) of the lesser of: 1) 300% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and 2) the contract value on the claim date, minus the contract value on the rider effective date minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for this feature and once selected, it may not be revoked. The earnings multiplier benefit rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees – Charges Deducted from the Subaccounts - Earnings Multiplier Benefit Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations," in this prospectus.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase payment start date, we will pay the beneficiary any certain benefit remaining under the income phase payment option in effect at the time.

Continuation After Death — Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. If death occurs within 12 months of a credit being applied, the credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue. The credit will be subject to recapture upon surrender of the Contract, unless forfeited previously. If death occurs more than 12 months after the last credit was applied, any premium credit option charge will be waived for the remainder of the current three year period. The credit will not be subject to recapture upon surrender of the Contract.

At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the ING Liquid Assets Portfolio, or its successor. The crediting of the earnings multiplier benefit will not be included in the minimum guaranteed death benefit calculation.

The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: 1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; 2) computed as if the rider was added to the Contract after issue and after the increase; and 3) based on the Maximum Base and percentages in effect on the rider effective date. However, we may in the future permit the surviving spouse to elect to use the then current Maximum Base and percentages in the benefit calculation.

Continuation After Death — Non-Spouse
If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code. See next section, "Required Distributions upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

If death occurs within 12 months of a credit being applied, the credit will be forfeited and not included in the calculation of the contract value, Standard Death Benefit or Annual Ratchet Enhanced Death Benefit. The premium credit option charge will continue for the remainder of the three-year period.

The death benefit terminates upon continuation. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the ING Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ING USA will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the claim date. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

The death benefits under any of the Options will terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Premiums are not permitted after such date.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the income phase payment option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of MGWB on Death Benefit
If you die before Automatic Periodic Benefit Status under the MGWB rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. Please see "Minimum Guaranteed Withdrawal Benefit Rider- Death of Owner" for a description of the impact of the owner's death on the MGWB Rider.

If you die during Automatic Periodic Benefit Status, the death benefit payable is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments. Please see "Living Benefit Riders - Minimum Guaranteed Withdrawal Benefit Rider."

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;

- Income phase payment option (see the income phase payment options table in this section);

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and

- Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and

- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or

- The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. If income phase payments begin within the first contract year, it will be treated as a surrender, and surrender charges may apply. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

1) The life of the annuitant;

2) The joint lives of the annuitant and beneficiary;

3) A guaranteed period greater than the annuitant's life expectancy; or

4) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted:

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees and Expenses."

- An administrative expense charge of 0.15% applies during the income phase. We deduct this charge daily from the subaccounts corresponding to the funds you select. The charge applies during the entire income phase. See "Fees and Expenses."

- If you elected the premium credit option and variable income phase payments, we may also deduct the premium credit option charge. We deduct this charge daily during the first seven contract years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

Payment Options.
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.
Life Income— Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Life Income—
Two Lives
	Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	
	Continuing Payments: When you select this option you choose for:
	
	  a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or
	  b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
	
	Death Benefit—None: All payments end upon the death of both annuitants.

Life Income— Two Lives— Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income— Cash Refund Option (limited availability— fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income— Two Lives— Cash Refund Option (limited availability— fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.

Nonlifetime Income Phase Payment Option	
Nonlifetime—Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.	

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the seven permitted days, on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), (ii) then, if

applicable, we exclude any credit initially applied, and (iii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

• Directed Services LLC	• ING Funds Distributor, LLC
• ING America Equities, Inc.	• ING Investment Advisors, LLC
• ING Financial Advisers, LLC	• ING Investment Management Services LLC
• ING Financial Markets LLC	• ShareBuilder Securities Corporation
• ING Financial Partners, Inc.	• Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 6.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.10% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 6.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. Morgan Stanley Smith Barney LLC
2. LPL Financial Corporation
3. Merrill Lynch, Pierce, Fenner & Smith, Inc.
4. ING Financial Partners Inc.
5. ING Financial Partners, Inc. CAREER
6. UBS Financial Services Inc.
7. ING Financial Advisers, LLC
8. Wells Fargo Advisors, LLC
9. Raymond James Financial Services Inc.
10. Financial Network Investment Corporation
11. Chase Investment SVCS Corp
12. Securities America Inc.
13. Multi-Financial Securities Corporation
14. National Planning Corporation
15. Wells Fargo Advisors, LLC (Bank Channel)
16. Woodbury Financial Services Inc.
17. Wells Fargo Investments LLC
18. Morgan Keegan and Company Inc.
19. PrimeVest Financial Services Inc.
20. Wells Fargo SEC, LLC
21. Royal Alliance Associates Inc.
22. Madison Avenue Securities Inc.
23. SII Investments Inc.
24. First Allied Securities Inc.
25. Securian Financial Services Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings which involve Separate Account B as a party.

ING USA is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position. Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
>
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
>
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
>
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
>
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
>
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code Section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;

	You have separated from service with the sponsor at or after age 55;
	The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
	You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
	The distribution is made due to an IRS levy upon your plan;
	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
	The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

| | The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or |
| | You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code. |

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

	You have attained age 59½;
	You have become disabled, as defined in the Tax Code;
	You have died and the distribution is to your beneficiary;
	The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
	The distribution is made due to an IRS levy upon your plan;
	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
	The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

| | Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and |
| | Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase. |

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Special Disaster Relief. In 2005, 2007 and 2008 Congress temporarily provided taxpayers with certain kinds of relief which eased the complex rules covering withdrawals by individuals who suffered economic losses due to natural disasters such as Hurricanes Katrina, Rita and Wilma as well as tornados and floods. Please consult a qualified tax adviser for further information if there is any question as to whether such relief is available.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

Start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated beneficiary; or
Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed to the designated beneficiary by December 31, 2014. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated beneficiary; or
Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or
December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the MGWB rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. In certain states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

This page intentionally left blank.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus , free of charge. Address the form to our Customer Service Center. The address is shown on the prospectus cover.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B

Please Print or Type:

_____
Name

_____
Social Security Number

_____
Street Address

_____
City, State, Zip

SD Advantage —155274   04/30/2010

‒ ‒

APPENDIX A

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2009 including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2009, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.60%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. LEISURE FUND									
(Fund first available during May 2002)									
Value at beginning of period	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	$10.00	
Value at end of period	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	
Number of accumulation units outstanding at end of period	26,395	33,109	41,515	53,964	58,230	36,825	57,182	1,464	
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.98	$10.13							
Value at end of period	$9.50	$7.98							
Number of accumulation units outstanding at end of period	326,433	99,301							
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during May 2005)									
Value at beginning of period	$13.78	$19.49	$20.34	$17.31	$16.68				
Value at end of period	$16.95	$13.78	$19.49	$20.34	$17.31				
Number of accumulation units outstanding at end of period	41,700	51,904	73,912	116,266	158,295				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88	$8.63	$9.70	$9.37
Value at end of period	$13.46	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88	$8.63	$9.70
Number of accumulation units outstanding at end of period	719,226	837,578	893,193	826,650	581,826	191,719	67,399	10,193	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81	$9.58	$9.11
Value at end of period	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81	$9.58
Number of accumulation units outstanding at end of period	297,250	324,939	464,702	488,848	402,954	336,555	175,077	70,102	0
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.18	$10.26							
Value at end of period	$8.72	$7.18							
Number of accumulation units outstanding at end of period	50,079	6,019							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.83	$10.00							
Value at end of period	$9.75	$8.83							
Number of accumulation units outstanding at end of period	248,930	150,716							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.67	$14.26	$13.87	$12.29	$11.86	$10.98	$10.00		
Value at end of period	$11.14	$8.67	$14.26	$13.87	$12.29	$11.86	$10.98		
Number of accumulation units outstanding at end of period	2,261,458	2,591,643	2,727,947	2,481,108	1,800,496	944,765	179,926		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76	$10.00		
Value at end of period	$11.97	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76		
Number of accumulation units outstanding at end of period	2,203,136	2,427,888	2,548,977	2,374,202	1,793,081	889,397	141,174		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	$10.00		
Value at end of period	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61		
Number of accumulation units outstanding at end of period	1,079,770	1,186,781	1,344,484	1,164,544	781,242	358,029	74,169		
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$9.08	$7.79							
Value at end of period	$12.03	$9.08							
Number of accumulation units outstanding at end of period	13,525	433							
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	$10.00	
Value at end of period	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	
Number of accumulation units outstanding at end of period	531,285	433,624	476,482	423,971	307,303	135,743	26,857	4,278	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.52	$13.01	$12.46	$10.99	$9.97				
Value at end of period	$10.01	$7.52	$13.01	$12.46	$10.99				
Number of accumulation units outstanding at end of period	259,385	232,657	219,133	155,283	74,393				
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.92								
Value at end of period	$10.57								
Number of accumulation units outstanding at end of period	79,940								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$7.84	$13.07	$12.45	$11.81	$10.88				
Value at end of period	$10.04	$7.84	$13.07	$12.45	$11.81				
Number of accumulation units outstanding at end of period	117,076	110,106	137,089	157,899	182,308				
ING BLACKROCK LARGE CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.18	$14.42	$14.06	$12.28	$11.84				
Value at end of period	$10.19	$9.18	$14.42	$14.06	$12.28				
Number of accumulation units outstanding at end of period	26,155	31,479	38,537	48,600	31,489				

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.49	$9.99							
Value at end of period	$9.75	$6.49							
Number of accumulation units outstanding at end of period	117,721	83,614							
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.17	$12.41	$13.61	$11.31					
Value at end of period	$9.42	$7.17	$12.41	$13.61					
Number of accumulation units outstanding at end of period	100,391	112,936	96,256	51,926					
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92			
Value at end of period	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05			
Number of accumulation units outstanding at end of period	77,637	90,173	114,199	162,747	155,995	166,268			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$6.60	$10.17	$10.04	$10.22					
Value at end of period	$8.10	$6.60	$10.17	$10.04					
Number of accumulation units outstanding at end of period	113,611	138,197	152,939	113,861					
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$6.80	$11.38	$11.10	$9.91	$9.96				
Value at end of period	$8.81	$6.80	$11.38	$11.10	$9.91				
Number of accumulation units outstanding at end of period	434,528	460,508	390,709	211,810	369				
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$10.14								
Value at end of period	$9.81								
Number of accumulation units outstanding at end of period	1,521								
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.03	$12.87	$12.05	$10.75	$9.89	$9.95			
Value at end of period	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89			
Number of accumulation units outstanding at end of period	91,874	105,082	149,813	164,493	143,590	66,820			
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during June 2004)									
Value at beginning of period	$8.72	$12.23	$11.13	$10.72	$10.47	$10.15			
Value at end of period	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47			
Number of accumulation units outstanding at end of period	37,366	9,143	12,736	16,022	23,212	3,177			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.87	$16.48	$14.63	$13.28	$11.55				
Value at end of period	$13.51	$9.87	$16.48	$14.63	$13.28				
Number of accumulation units outstanding at end of period	929,455	1,079,759	1,307,368	840,925	858,757				
ING FOCUS 5 PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$5.82	$10.39	$10.68						
Value at end of period	$6.98	$5.82	$10.39						
Number of accumulation units outstanding at end of period	40,589	16,789	7,682						

SD Advantage

A3

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.67	$11.02	$10.91	$9.98					
Value at end of period	$9.97	$7.67	$11.02	$10.91					
Number of accumulation units outstanding at end of period	649,792	652,013	739,398	403,387					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$7.27	$11.87	$12.48						
Value at end of period	$9.05	$7.27	$11.87						
Number of accumulation units outstanding at end of period	347,788	375,941	338,483						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$6.07	$9.59	$10.06						
Value at end of period	$7.78	$6.07	$9.59						
Number of accumulation units outstanding at end of period	467,737	536,249	288,900						
ING GLOBAL RESOURCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$26.38	$45.44	$34.66	$29.01	$21.40				
Value at end of period	$35.70	$26.38	$45.44	$34.66	$29.01				
Number of accumulation units outstanding at end of period	172,799	197,520	175,075	168,110	134,710				
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$6.09	$9.95	$9.83						
Value at end of period	$7.79	$6.09	$9..95						
Number of accumulation units outstanding at end of period	1,146,210	1,075,276	159						
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.19								
Value at end of period	$12.94								
Number of accumulation units outstanding at end of period	6,043								
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	$9.37	$9.08
Value at end of period	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	$9.37
Number of accumulation units outstanding at end of period	617,261	832,110	827,971	317,311	298,885	247,034	68,649	12,558	0
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	$9.88	$9.14
Value at end of period	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	$9.88
Number of accumulation units outstanding at end of period	279,709	312,339	364,078	389,413	495,372	364,096	139,798	13,930	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	$10.08	$9.15
Value at end of period	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	$10.08
Number of accumulation units outstanding at end of period	228,207	268,146	319,535	336,859	392,597	318,576	139,269	24,464	0
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.04	$12.28	$11.81	$11.56	$11.41				
Value at end of period	$12.09	$11.04	$12.28	$11.81	$11.56				
Number of accumulation units outstanding at end of period	1,335,700	1,103,079	472,445	355,998	250,032				

SD Advantage A4

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$6.06	$8.25							
Value at end of period	$7.60	$6.06							
Number of accumulation units outstanding at end of period	78,838	48,600							
ING JANUS CONTRARIAN PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.49	$16.91	$14.21	$11.74	$10.32	$8.95			
Value at end of period	$11.39	$8.49	$16.91	$14.21	$11.74	$10.32			
Number of accumulation units outstanding at end of period	493,074	617,892	662,854	160,821	130,426	110,170			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.95	$24.93	$18.29	$13.69	$10.32				
Value at end of period	$20.18	$11.95	$24.93	$18.29	$13.69				
Number of accumulation units outstanding at end of period	320,772	379,394	448,152	460,882	437,852				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71	$9.15	$10.00	
Value at end of period	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71	$9.15	
Number of accumulation units outstanding at end of period	86,334	78,567	95,159	120,640	143,869	99,261	19,126	1,313	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	$10.00	
Value at end of period	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	
Number of accumulation units outstanding at end of period	148,286	176,068	243,395	252,648	216,699	190,713	72,864	14,675	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Fund first available during 2004)									
Value at beginning of period	$7.94	$13.31	$13.78	$12.73	$11.64	$10.81			
Value at end of period	$10.31	$7.94	$13.31	$13.78	$12.73	$11.64			
Number of accumulation units outstanding at end of period	52,305	59,407	64,711	77,410	109,722	57,728			
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36	$15.35
Value at end of period	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36
Number of accumulation units outstanding at end of period	1,514,943	2,175,066	1,306,313	1,147,182	1,201,904	1,131,572	1,702,971	2,297,033	2,858,557
ING LORD ABBETT AFFILIATED PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.61	$13.80	$13.46	$11.63	$11.21	$10.36			
Value at end of period	$10.06	$8.61	$13.80	$13.46	$11.63	$11.21			
Number of accumulation units outstanding at end of period	138,971	160,384	202,537	234,935	207,235	257,974			
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55			
Value at end of period	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99			
Number of accumulation units outstanding at end of period	853,308	995,225	1,160,128	1,300,804	1,568,859	1,835,266			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.92	$17.95	$15.13	$12.40	$10.02				
Value at end of period	$12.08	$8.92	$17.95	$15.13	$12.40				
Number of accumulation units outstanding at end of period	149,242	179,557	193,860	168,664	108,897				

SD Advantage

A5

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25	$19.80
Value at end of period	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25
Number of accumulation units outstanding at end of period	548,065	643,128	819,694	897,003	1,025,683	911,027	932,450	859,682	856,471
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.26	$18.36	$14.65	$11.38	$10.11				
Value at end of period	$14.71	$11.26	$18.36	$14.65	$11.38				
Number of accumulation units outstanding at end of period	268,883	289,925	304,354	220,033	175,671				
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during April 2004)									
Value at beginning of period	$6.48	$10.57	$8.57	$8.09	$7.46	$7.10			
Value at end of period	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46			
Number of accumulation units outstanding at end of period	713,721	809,490	16,873	21,163	23,433	28,055			
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$7.67								
Value at end of period	$10.62								
Number of accumulation units outstanding at end of period	4,843								
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period	$8.57	$14.59	$13.92	$11.99	$10.06				
Value at end of period	$11.77	$8.57	$14.59	$13.92	$11.99				
Number of accumulation units outstanding at end of period	35,271	38,101	49,329	60,894	64,087				
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77	$8.30	$10.00	
Value at end of period	$13.21	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77	$8.30	
Number of accumulation units outstanding at end of period	140,376	157,769	152,046	116,133	44,746	25	9,450	0	
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.62	$10.48	$10.36	$9.10	$8.66	$8.01	$6.55	$9.01	$8.77
Value at end of period	$7.48	$6.62	$10.48	$10.36	$9.10	$8.66	$8.01	$6.55	$9.01
Number of accumulation units outstanding at end of period	31,178	46,935	53,412	67,339	79,462	19,827	10,997	1,313	0
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.18	$12.04	$11.89	$11.09	$10.81	$10.00			
Value at end of period	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81			
Number of accumulation units outstanding at end of period	459,467	619,342	798,841	934,613	965,634	1,090,509			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49	$11.68	$11.96
Value at end of period	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49	$11.68
Number of accumulation units outstanding at end of period	1,652,663	1,530,242	1,175,130	1,101,979	952,309	773,578	642,677	689,475	227,627
ING PIONEER FUND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.37	$13.02	$12.60	$10.97	$10.17				
Value at end of period	$10.22	$8.37	$13.02	$12.60	$10.97				
Number of accumulation units outstanding at end of period	24,115	30,667	54,457	76,206	101,946				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.22	$12.49	$12.03	$10.88	$10.07				
Value at end of period	$10.12	$8.22	$12.49	$12.03	$10.88				
Number of accumulation units outstanding at end of period	624,996	786,881	413,629	436,650	481,919				
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.25								
Value at end of period	$8.31								
Number of accumulation units outstanding at end of period	739,059								
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.21								
Value at end of period	$9.37								
Number of accumulation units outstanding at end of period	5,062,790								
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.49								
Value at end of period	$9.63								
Number of accumulation units outstanding at end of period	5,736,069								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.86								
Number of accumulation units outstanding at end of period	3,745,706								
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.84								
Value at end of period	$12.67								
Number of accumulation units outstanding at end of period	91,763								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.70	$10.13							
Value at end of period	$8.14	$6.70							
Number of accumulation units outstanding at end of period	781,916	20,920							
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.64								
Value at end of period	$12.49								
Number of accumulation units outstanding at end of period	113,909								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$10.79								
Value at end of period	$12.98								
Number of accumulation units outstanding at end of period	289,667								
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.12	$10.48							
Value at end of period	$8.42	$6.12							
Number of accumulation units outstanding at end of period	61,243	12,196							

SD Advantage

A7

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.96	$10.16							
Value at end of period	$8.66	$6.96							
Number of accumulation units outstanding at end of period	93,601	73,382							
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$5.59	$8.68	$8.04	$7.27	$6.78				
Value at end of period	$7.19	$5.59	$8.68	$8.04	$7.27				
Number of accumulation units outstanding at end of period	71,603	81,596	98,573	126,536	104,909				
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.14	$10.56							
Value at end of period	$8.94	$7.14							
Number of accumulation units outstanding at end of period	12,035	15,039							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$33.63	$47.15	$45.90	$40.69	$38.38				
Value at end of period	$44.09	$33.63	$47.15	$45.90	$40.69				
Number of accumulation units outstanding at end of period	520,599	600,422	652,264	695,197	717,996				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46			
Value at end of period	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65			
Number of accumulation units outstanding at end of period	267,381	304,958	360,311	402,219	446,944	450,758			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$5.76	$10.16	$10.07						
Value at end of period	$8.09	$5.76	$10.16						
Number of accumulation units outstanding at end of period	134,530	61,963	45,677						
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.40	$12.66	$11.17	$10.35					
Value at end of period	$9.60	$7.40	$12.66	$11.17					
Number of accumulation units outstanding at end of period	191,585	202,155	91,050	43,509					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$15.34	$25.85	$25.65	$21.38	$19.77				
Value at end of period	$19.97	$15.34	$25.85	$25.65	$21.38				
Number of accumulation units outstanding at end of period	308,065	369,472	437,103	444,904	478,115				
ING THORNBURG VALUE PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71	$6.12	$8.90	$8.29
Value at end of period	$8.77	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71	$6.12	$8.90
Number of accumulation units outstanding at end of period	11,913	14,878	24,979	35,667	39,815	44,204	19,794	9,203	0
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.19	$9.86							
Value at end of period	$10.58	$10.19							
Number of accumulation units outstanding at end of period	186,314	89,650							

SD Advantage

A8

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during August 2004)									
Value at beginning of period	$7.89	$13.37	$13.46	$11.97	$11.16	$9.69			
Value at end of period	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16			
Number of accumulation units outstanding at end of period	5,905	6,353	10,357	34,067	7,398	561			
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58	$8.29	$10.00	
Value at end of period	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58	$8.29	
Number of accumulation units outstanding at end of period	191,338	223,593	268,526	269,186	217,632	99,101	43,375	4,117	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.17	$12.19	$12.00	$10.84	$10.16				
Value at end of period	$11.04	$9.17	$12.19	$12.00	$10.84				
Number of accumulation units outstanding at end of period	226,148	236,036	145,150	101,883	57,793				
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$12.07	$17.18	$15.91	$13.33	$12.17				
Value at end of period	$15.31	$12.07	$17.18	$15.91	$13.33				
Number of accumulation units outstanding at end of period	118,308	126,637	149,741	227,261	139,674				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$20.97	$31.44	$31.15	$27.29	$25.19				
Value at end of period	$25.57	$20.97	$31.44	$31.15	$27.29				
Number of accumulation units outstanding at end of period	244,106	286,443	349,212	418,501	432,481				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO									
(Fund first available during March 2006)									
Value at beginning of period	$7.17	$10.84	$11.43	$10.97					
Value at end of period	$9.18	$7.17	$10.84	$11.43					
Number of accumulation units outstanding at end of period	17,156	12,786	16,688	28,937					
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$6.07	$9.79							
Value at end of period	$7.76	$6.07							
Number of accumulation units outstanding at end of period	15,510	19,771							
PROFUND VP BULL									
(Fund first available during 2004)									
Value at beginning of period	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21			
Value at end of period	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79			
Number of accumulation units outstanding at end of period	6,595	9,219	24,362	66,827	87,305	236,229			
PROFUND VP EUROPE 30									
(Fund first available during 2004)									
Value at beginning of period	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23			
Value at end of period	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26			
Number of accumulation units outstanding at end of period	6,504	7,317	16,311	21,489	69,529	77,158			
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during 2004)									
Value at beginning of period	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36			
Value at end of period	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21			
Number of accumulation units outstanding at end of period	42,687	49,779	72,233	135,323	84,052	213,853			

SD Advantage

Condensed Financial Information (continued)

Separate Account Annual Charges of 2.60%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$6.80	$12.26	$12.69	$10.46	$10.86	$9.98
Value at end of period	$8.80	$6.80	$12.26	$12.69	$10.46	$10.86
Number of accumulation units outstanding at end of period	1,928	1,900	2,992	3,232	1,361	593
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.92	$10.13				
Value at end of period	$9.33	$7.92				
Number of accumulation units outstanding at end of period	619	1,211				
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.59	$15.38	$13.47	$12.41	$10.92	$10.02
Value at end of period	$11.33	$8.59	$15.38	$13.47	$12.41	$10.92
Number of accumulation units outstanding at end of period	16,398	42,174	66,157	70,199	43,973	9,293
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.13	$12.80	$12.98	$11.11	$10.80	$9.67
Value at end of period	$9.02	$7.13	$12.80	$12.98	$11.11	$10.80
Number of accumulation units outstanding at end of period	6,274	25,291	32,045	30,170	11,685	11,429
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.13	$9.27				
Value at end of period	$8.57	$7.13				
Number of accumulation units outstanding at end of period	0	136				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$8.93	$8.68				
Value at end of period	$9.75	$8.93				
Number of accumulation units outstanding at end of period	401	318				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.43	$12.35	$12.13	$10.87	$10.60	$9.66
Value at end of period	$9.45	$7.43	$12.35	$12.13	$10.87	$10.60
Number of accumulation units outstanding at end of period	42,277	67,123	101,201	113,013	98,787	28,547
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.56	$13.93	$12.80	$11.99	$10.64	$9.63
Value at end of period	$10.21	$7.56	$13.93	$12.80	$11.99	$10.64
Number of accumulation units outstanding at end of period	37,927	53,186	72,027	122,915	116,702	66,971
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$9.88	$17.62	$15.15	$13.15	$11.16	$10.11
Value at end of period	$13.69	$9.88	$17.62	$15.15	$13.15	$11.16
Number of accumulation units outstanding at end of period	21,833	37,854	40,996	45,773	28,702	15,291

SD Advantage

	2009	2008	2007	2006	2005	2004
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$10.07	$18.35	$16.18	$12.86	$11.44	$9.34
Value at end of period	$11.80	$10.07	$18.35	$16.18	$12.86	$11.44
Number of accumulation units outstanding at end of period	41,301	27,150	25,214	22,096	9,555	2,993
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.24	$12.66	$12.25	$10.91	$10.22	
Value at end of period	$9.54	$7.24	$12.66	$12.25	$10.91	
Number of accumulation units outstanding at end of period	13,063	27,891	27,235	20,209	5,357	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.91					
Value at end of period	$10.49					
Number of accumulation units outstanding at end of period	862					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.43	$12.51	$12.03	$11.53	$10.84	
Value at end of period	$9.42	$7.43	$12.51	$12.03	$11.53	
Number of accumulation units outstanding at end of period	1,154	3,110	7,420	7,489	4,797	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.45	$9.99				
Value at end of period	$9.58	$6.45				
Number of accumulation units outstanding at end of period	11,796	13,679				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.98	$12.20	$13.51	$11.42		
Value at end of period	$9.07	$6.98	$12.20	$13.51		
Number of accumulation units outstanding at end of period	4,167	4,251	10,814	8,011		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$9.95	$16.61	$20.73	$15.46	$13.59	$11.10
Value at end of period	$13.16	$9.95	$16.61	$20.73	$15.46	$13.59
Number of accumulation units outstanding at end of period	11,841	15,518	20,412	22,536	13,342	2,439
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during June 2006)						
Value at beginning of period	$6.42	$10.00	$9.97	$9.17		
Value at end of period	$7.80	$6.42	$10.00	$9.97		
Number of accumulation units outstanding at end of period	2,027	4,128	1,798	1,937		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$6.59	$11.14	$10.98	$10.09		
Value at end of period	$8.45	$6.59	$11.14	$10.98		
Number of accumulation units outstanding at end of period	10,151	11,558	2,022	3,044		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.61	$12.39	$11.72	$10.57	$9.82	$9.37
Value at end of period	$10.07	$8.61	$12.39	$11.72	$10.57	$9.82
Number of accumulation units outstanding at end of period	8,444	10,908	23,536	17,952	31,768	5,040

A11

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$8.58	$14.48	$12.99	$11.91	$11.45	
Value at end of period	$11.64	$8.58	$14.48	$12.99	$11.91	
Number of accumulation units outstanding at end of period	869	2,894	4,479	4,362	2,776	
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.46	$10.83	$10.84	$9.98		
Value at end of period	$9.60	$7.46	$10.83	$10.84		
Number of accumulation units outstanding at end of period	27,618	37,252	85,789	38,677		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.14	$11.79	$12.66			
Value at end of period	$8.80	$7.14	$11.79			
Number of accumulation units outstanding at end of period	3,449	15,914	41,527			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$5.97	$9.53	$9.56			
Value at end of period	$7.57	$5.97	$9.53			
Number of accumulation units outstanding at end of period	21,375	21,211	4,388			
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during July 2005)						
Value at beginning of period	$11.70	$20.37	$15.69	$13.27	$10.98	
Value at end of period	$15.67	$11.70	$20.37	$15.69	$13.27	
Number of accumulation units outstanding at end of period	10,384	14,784	22,097	25,248	6,081	
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.02	$8.35				
Value at end of period	$7.62	$6.02				
Number of accumulation units outstanding at end of period	6,184	6,957				
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.60	$12.46	$12.21	$10.97	$10.71	$10.07
Value at end of period	$9.10	$7.60	$12.46	$12.21	$10.97	$10.71
Number of accumulation units outstanding at end of period	17,067	27,407	59,390	70,923	56,447	3,142
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.73	$12.75	$12.44	$11.70	$10.84	$9.73
Value at end of period	$9.90	$7.73	$12.75	$12.44	$11.70	$10.84
Number of accumulation units outstanding at end of period	18,546	30,199	69,876	90,628	71,432	8,640
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.64	$11.82	$12.99	$11.75	$11.23	$9.81
Value at end of period	$9.27	$7.64	$11.82	$12.99	$11.75	$11.23
Number of accumulation units outstanding at end of period	11,810	17,432	47,567	69,161	54,006	2,463
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during August 2005)						
Value at beginning of period	$9.27	$10.42	$10.12	$10.01	$10.05	
Value at end of period	$10.05	$9.27	$10.42	$10.12	$10.01	
Number of accumulation units outstanding at end of period	16,497	16,866	8,494	1,749	461	

A12

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$6.92					
Value at end of period	$7.46					
Number of accumulation units outstanding at end of period	1,106					
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during February 2005)						
Value at beginning of period	$8.87	$17.85	$15.16	$12.65	$11.00	
Value at end of period	$11.78	$8.87	$17.85	$15.16	$12.65	
Number of accumulation units outstanding at end of period	9,520	12,995	19,018	10,600	6,451	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$11.52	$24.28	$18.00	$13.61	$12.12	
Value at end of period	$19.26	$11.52	$24.28	$18.00	$13.61	
Number of accumulation units outstanding at end of period	3,199	4,950	16,514	10,890	2,925	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period		$13.50	$13.55	$11.94	$11.30	$10.04
Value at end of period		$8.81	$13.50	$13.55	$11.94	$11.30
Number of accumulation units outstanding at end of period		0	827	2,713	3,665	7,480
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.77	$12.85	$13.42	$11.81	$13.63	$9.94
Value at end of period	$10.87	$8.77	$12.85	$13.42	$11.81	$13.63
Number of accumulation units outstanding at end of period	5,443	7,020	7,754	14,652	12,464	3,603
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$10.30	$10.32	$10.10	$9.91	$9.89	$10.00
Value at end of period	$10.06	$10.30	$10.32	$10.10	$9.91	$9.89
Number of accumulation units outstanding at end of period	25,312	57,733	99,953	15,308	53,344	1,461
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$7.73	$13.29	$11.95	$11.69	$11.02	$9.62
Value at end of period	$9.71	$7.73	$13.29	$11.95	$11.69	$11.02
Number of accumulation units outstanding at end of period	7,799	15,114	23,065	23,063	12,219	779
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during July 2005)						
Value at beginning of period	$8.59	$17.47	$14.88	$12.32	$10.27	
Value at end of period	$11.51	$8.59	$17.47	$14.88	$12.32	
Number of accumulation units outstanding at end of period	3,727	5,147	8,519	9,789	11,804	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$9.00	$11.90	$11.75	$10.77	$10.75	$9.97
Value at end of period	$10.33	$9.00	$11.90	$11.75	$10.77	$10.75
Number of accumulation units outstanding at end of period	16,052	32,622	67,973	69,944	54,721	20,094
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.84	$17.87	$14.40	$11.30	$10.56	
Value at end of period	$14.02	$10.84	$17.87	$14.40	$11.30	
Number of accumulation units outstanding at end of period	7,951	11,668	16,470	23,096	11,718	

A13

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.45	$14.58	$14.08	$12.29	$11.14	$9.28
Value at end of period	$11.47	$8.45	$14.58	$14.08	$12.29	$11.14
Number of accumulation units outstanding at end of period	6,555	14,184	19,329	18,439	9,200	1,199
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.75	$11.59	$11.57	$10.90	$10.73	$9.95
Value at end of period	$12.73	$8.75	$11.59	$11.57	$10.90	$10.73
Number of accumulation units outstanding at end of period	13,011	23,064	40,971	57,935	28,388	15,821
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$11.22	$11.05	$10.41	$10.24	$10.26	$9.97
Value at end of period	$12.50	$11.22	$11.05	$10.41	$10.24	$10.26
Number of accumulation units outstanding at end of period	45,328	43,037	30,181	62,499	53,941	7,950
ING PIONEER FUND PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$8.06	$12.67	$12.39	$10.89	$10.61	
Value at end of period	$9.74	$8.06	$12.67	$12.39	$10.89	
Number of accumulation units outstanding at end of period	774	761	3,164	4,259	2,988	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.92	$12.15	$11.83	$10.81	$10.77	
Value at end of period	$9.65	$7.92	$12.15	$11.83	$10.81	
Number of accumulation units outstanding at end of period	5,378	5,301	6,176	14,477	20,276	
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.35					
Number of accumulation units outstanding at end of period	63,012					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.61					
Number of accumulation units outstanding at end of period	247,212					
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.84					
Number of accumulation units outstanding at end of period	31,261					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.85					
Value at end of period	$8.00					
Number of accumulation units outstanding at end of period	280					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.61					
Value at end of period	$12.40					
Number of accumulation units outstanding at end of period	636					

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.52					
Value at end of period	$12.88					
Number of accumulation units outstanding at end of period	690					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.74	$12.38	$12.18	$10.91	$10.52	
Value at end of period	$11.35	$8.74	$12.38	$12.18	$10.91	
Number of accumulation units outstanding at end of period	71,833	96,956	56,058	41,005	23,639	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.12	$12.97	$12.92	$11.14	$11.01	$10.13
Value at end of period	$9.89	$8.12	$12.97	$12.92	$11.14	$11.01
Number of accumulation units outstanding at end of period	4,741	9,589	15,448	50,825	45,329	39,008
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$5.66	$9.65				
Value at end of period	$7.87	$5.66				
Number of accumulation units outstanding at end of period	1,381	1,517				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.20	$12.45	$11.09	$10.18		
Value at end of period	$9.25	$7.20	$12.45	$11.09		
Number of accumulation units outstanding at end of period	3,773	4,081	3,351	10,175		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during January 2006)						
Value at beginning of period	$7.93	$13.50	$13.54	$11.74		
Value at end of period	$10.22	$7.93	$13.50	$13.54		
Number of accumulation units outstanding at end of period	2,622	15,965	36,836	38,975		
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.11	$9.76				
Value at end of period	$10.39	$10.11				
Number of accumulation units outstanding at end of period	4,790	7,007				
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$7.43	$12.02	$12.63	$11.19	$11.10	$9.99
Value at end of period	$9.31	$7.43	$12.02	$12.63	$11.19	$11.10
Number of accumulation units outstanding at end of period	6,840	10,365	24,012	27,847	23,593	3,431
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during November 2005)						
Value at beginning of period	$8.83	$11.86	$11.79	$10.77	$10.60	
Value at end of period	$10.52	$8.83	$11.86	$11.79	$10.77	
Number of accumulation units outstanding at end of period	2,888	3,857	7,715	5,734	3,766	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.28	$13.33	$12.48	$10.56	$10.05	
Value at end of period	$11.65	$9.28	$13.33	$12.48	$10.56	
Number of accumulation units outstanding at end of period	2,827	14,906	16,806	15,194	3,083	

A15

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$8.21	$12.44	$12.45	$11.09		
Value at end of period	$9.91	$8.21	$12.44	$12.45		
Number of accumulation units outstanding at end of period	1,834	3,433	3,639	21,860		
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.65	$7.70	$8.34	$7.77	$8.66	$10.20
Value at end of period	$5.99	$4.65	$7.70	$8.34	$7.77	$8.66
Number of accumulation units outstanding at end of period	2,487	4,049	10,427	11,668	10,171	4,541

A16

SD Advantage

APPENDIX B

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.
<R>
Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.
</R>
Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.
<R>
Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.
</R>
Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.
<R>

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Focus 5 Portfolio	ING DFA Global All Equity Portfolio
ING Dow Jones EURO STOXX 50® Index Portfolio	ING EURO STOXX 50® Index Portfolio
ING Japan Equity Index Portfolio	ING Japan TOPIX Index® Portfolio
ING Van Kampen Global Franchise Portfolio	ING Morgan Stanley Global Franchise Portfolio
ING Van Kampen Global Tactical Asset Allocation Portfolio	ING Morgan Stanley Global Tactical Asset Allocation Portfolio
ING Evergreen Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio
ING Evergreen Omega Portfolio	ING Wells Fargo Omega Growth Portfolio

</R>

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to maximize your level of current income and preserve your capital.
ING American Funds Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow.
ING American Funds Growth-Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow and provide you with income over time.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Artio Foreign Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Artio Global Management LLC	Seeks long-term growth of capital.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
<R>ING DFA Global All Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Dimensional Fund Advisors LP **</R>**	Seeks long-term capital appreciation.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks a high level of current income consistent with the preservation of capital and liquidity.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.
<R>ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Morgan Stanley Global Tactical Asset Allocation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	Seeks capital appreciation over time.</R>
ING Oppenheimer Active Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital with a secondary objective of current income.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
<R>ING Wells Fargo Health Care Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Wells Capital Management Inc.	A *non-diversified* Portfolio that seeks long-term capital growth.
ING Wells Fargo Omega Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Wells Capital Management Inc.	Seeks long-term capital growth.</R>

ING Partners, Inc.
7337 East Doubletree Ranch Road, Scottsdale, AZ 85258

ING Baron Small Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks capital growth and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Variable Funds *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Variable Portfolios, Inc. *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
<R>ING EURO STOXX 50® Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the EURO STOXX 50® Index. </R>
ING FTSE 100 Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the FTSE 100 Index®.
ING Hang Seng Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Hang Seng Index.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
<R>ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Tokyo Stock Price Index®.</R>
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. * WisdomTree^{SM} is a servicemark of WisdomTree Investments	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree^{SM} Global High-Yielding Equity Index.

ING Variable Products Trust	
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258	
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

ING Intermediate Bond Portfolio	
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258	
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

BlackRock Variable Series Funds, Inc.	
800 Scudders Mill Road, Plainsboro, NJ 08536	
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited	The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the income phase start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the income phase start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

  (1)   We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.

  (2)   We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

  (3)   We add (1) and (2).

  (4)   We subtract from (3) any transfers from that Fixed Interest Allocation.

  (5)   We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.
<R>
Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.
</R>
The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account II.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2009. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000, and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total amount withdrawn from the contract would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 - 3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a surrender charge of $292 ($7,000 x (1/(1-.04)-1)). The amount of the withdrawal paid to you will be $10,500, and in addition, $292 will be deducted from your contract value.

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Withdrawal Adjustment for 5% Roll-Up Death Benefit Examples

Example #1: The Contract Value (AV) is Lower than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

MGDB after Pro-rata Withdrawal = $90,000 ($120,000 - $30,000)

AV after Pro-rata Withdrawal = $60,000 ($80,000 - $20,000)

Example #2: The Contract Value (AV) is Greater than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

MGDB after Pro-rata Withdrawal = $105,000 ($120,000 - $15,000)

AV after Pro-rata Withdrawal = $140,000 ($160,000 - $20,000)

Example #3: The Contract Value (AV) is Equal to the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000. A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

MGDB after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

AV after Pro-rata Withdrawal = $100,000 ($120,000 - $20,000)

APPENDIX G

Special Funds and Excluded Funds Examples

Example #1: The following examples are intended to demonstrate the impact on your 5% Roll-Up minimum guaranteed death benefit ("MGDB") of allocating your Contract Value to Special Funds.

MGDB if 50% invested in Special Funds					MGDB if 0% invested in Special Funds					MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total
0	500	500	1,000		0	1,000	—	1,000		0	0	1,000	1,000
1	525	500	1,025		1	1,050	—	1,050		1	0	1,000	1,000
2	551	500	1,051		2	1,103	—	1,103		2	0	1,000	1,000
3	579	500	1,079		3	1,158	—	1,158		3	0	1,000	1,000
4	608	500	1,108		4	1,216	—	1,216		4	0	1,000	1,000
5	638	500	1,138		5	1,276	—	1,276		5	0	1,000	1,000
6	670	500	1,170		6	1,340	—	1,340		6	0	1,000	1,000
7	704	500	1,204		7	1,407	—	1,407		7	0	1,000	1,000
8	739	500	1,239		8	1,477	—	1,477		8	0	1,000	1,000
9	776	500	1,276		9	1,551	—	1,551		9	0	1,000	1,000
10	814	500	1,314		10	1,629	—	1,629		10	0	1,000	1,000

MGDB if transferred to Special Funds at the beginning of year 6					MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total		End of Yr	Covered	Special	Total
0	1,000	—	1,000		0	—	1,000	1,000
1	1,050	—	1,050		1	—	1,000	1,000
2	1,103	—	1,103		2	—	1,000	1,000
3	1,158	—	1,158		3	—	1,000	1,000
4	1,216	—	1,216		4	—	1,000	1,000
5	1,276	—	1,276		5	—	1,000	1,000
6	—	1,276	1,276		6	1,050	—	1,050
7	—	1,276	1,276		7	1,103	—	1,103
8	—	1,276	1,276		8	1,158	—	1,158
9	—	1,276	1,276		9	1,216	—	1,216
10	—	1,276	1,276		10	1,276	—	1,276

Example #2: The following examples are intended to demonstrate the impact on your 5% Roll-Up minimum guaranteed death benefit ("MGDB") and/or your minimum guaranteed accumulation benefit ("MGAB") of allocating your Contract Value to Excluded Funds.

MGDB if 50% invested in Excluded Funds

End of Yr	Covered		Excluded		Total		Death Benefit
	MGDB	AV	"MGDB"	**AV**	**MGDB**	AV	
0	**500**	500	500	**500**	**1,000**	1,000	1,000
1	**525**	510	525	**510**	**1,035**	1,020	1,035
2	**551**	490	551	**490**	**1,041**	980	1,041
3	**579**	520	579	**520**	**1,099**	1,040	1,099
4	**608**	550	608	**550**	**1,158**	1,100	1,158
5	**638**	450	638	**450**	**1,088**	900	1,088
6	**670**	525	670	**525**	**1,195**	1,050	1,195
7	**704**	600	704	**600**	**1,304**	1,200	1,304
8	**739**	750	739	**750**	**1,489**	1,500	1,500
9	**776**	500	776	**500**	**1,276**	1,000	1,276
10	**814**	300	814	**300**	**1,114**	600	1,114

MGDB if 0% invested in Excluded Funds

End of Yr	Covered		Death Benefit
	MGDB	AV	
0	1,000	1,000	1,000
1	1,050	1,020	1,050
2	1,103	980	1,103
3	1,158	1,040	1,158
4	1,216	1,100	1,216
5	1,276	900	1,276
6	1,340	1,050	1,340
7	1,407	1,200	1,407
8	1,477	1,500	1,500
9	1,551	1,000	1,551
10	1,629	600	1,629

MGDB if 100% invested in Excluded Funds

End of Yr	Excluded		Death Benefit
	"MGDB"	AV	
0	1,000	1,000	1,000
1	1,050	1,020	1,020
2	1,103	980	980
3	1,158	1,040	1,040
4	1,216	1,100	1,100
5	1,276	900	900
6	1,340	1,050	1,050
7	1,407	1,200	1,200
8	1,477	1,500	1,500
9	1,551	1,000	1,000
10	1,629	600	600

Note: AV are hypothetical illustrative values. Not a projection. "MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV)

MGAB if 50% invested in Excluded Funds

End of Yr	Covered		Excluded		Total		
	MGAB Base	AV	"MGAB Base"	**AV**	**MGAB Base**	AV	MGAB
10	**500**	300	500	**300**	**800**	600	200

MGAB if 0% invested in Excluded Funds

End of Yr	Covered		
	MGAB Base	AV	MGAB
10	1,000	600	400

MGAB if 100% invested in Excluded Funds

End of Yr	Excluded		
	"MGAB Base"	AV	MGAB
10	1,000	600	—

Note: "MGAB Base" for Excluded Funds is notional. Not used to determine benefits. For Excluded Funds, the lesser of AV and "MGAB Base" is used as the MGAB Benefit Base. MGAB = Greater of Zero and MGAB Benefit Base - AV

MGDB and MGAB if Transfer from Covered Funds to Excluded Funds at the beginning of year 6												
	Covered		Excluded		Total				Covered	Excluded	MGAB	
End of Yr	MGDB	AV	"MGDB"	AV	MGDB	AV	Death Benefit		MGAB Base	"MGAB Base"	Benefit Base	MGAB
—	**1,000**	1,000	—	—	**1,000**	1,000	1,000		1,000	—	1,000	
1	**1,050**	1,020	—	—	**1,050**	1,020	1,050		1,000	—	1,000	
2	**1,103**	980	—	—	**1,103**	980	1,103		1,000	—	1,000	
3	**1,158**	1,040	—	—	**1,158**	1,040	1,158		1,000	—	1,000	
4	**1,216**	1,100	—	—	**1,216**	1,100	1,216		1,000	—	1,000	
5	**1,276**	900	—	—	**1,276**	900	1,276		1,000	—	1,000	
6	—	—	1,340	**1,050**	**1,050**	1,050	1,050		—	1,000	1,000	
7	—	—	1,407	**1,200**	**1,200**	1,200	1,200		—	1,000	1,000	
8	—	—	1,477	**1,500**	**1,500**	1,500	1,500		—	1,000	1,000	
9	—	—	1,551	**1,000**	**1,000**	1,000	1,000		—	1,000	1,000	
10	—	—	1,629	**600**	**600**	600	600		—	1,000	600	—

Note: MGDB (MGAB Base) transferred to Excluded Funds equals the MGDB (MGAB Base) in Covered Funds (or pro-rata portion thereof for partial transfer) Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except MGDB in Special Funds does not accumulate).

MGDB and MGAB if Transfer from Excluded Funds to Covered Funds at the beginning of year 6												
	Covered		Excluded		Total				Covered	Excluded	MGAB	
End of Yr	MGDB	AV	"MGDB"	AV	MGDB	AV	Death Benefit		MGAB Base	"MGAB Base"	Benefit Base	MGAB
—	—	—	1,000	**1,000**	**1,000**	1,000	1,000		—	1,000	1,000	
1	—	—	1,050	**1,020**	**1,020**	1,020	1,020		—	1,000	1,000	
2	—	—	1,103	**980**	**980**	980	980		—	1,000	980	
3	—	—	1,158	**1,040**	**1,040**	1,040	1,040		—	1,000	1,000	
4	—	—	1,216	**1,100**	**1,100**	1,100	1,100		—	1,000	1,000	
5	—	—	1,276	**900**	**900**	900	900		—	1,000	900	
6	**945**	1,050	—	—	**945**	1,050	1,050		900	—	900	
7	**992**	1,200	—	—	**992**	1,200	1,200		900	—	900	
8	**1,042**	1,500	—	—	**1,042**	1,500	1,500		900	—	900	
9	**1,094**	1,000	—	—	**1,094**	1,000	1,094		900	—	900	
10	**1,149**	600	—	—	**1,149**	600	1,149		900	—	900	300

Note: MGDB (MGAB Base) transferred to Covered Funds is the lesser of MGDB (MGAB Base) in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except MGDB in Special Funds does not accumulate).

MGWB Excess Withdrawal Amount Examples

The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawal Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the Maximum Annual Withdrawal ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $66,716.98 ($68,000 * (1 – $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the Maximum Annual Withdrawal) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The Maximum Annual Withdrawal is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

SD Advantage - 155274 04/30/2010

Statement of Additional Information

ING SMARTDESIGN ADVANTAGE

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

April 30, 2010

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B of ING USA Annuity and Life Insurance Company

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

ING USA acts as its own custodian for Separate Account B.

Experts

The statements of assets and liabilities of Separate Account B as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2009, 2008 and 2007 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $275,329,257, $622,486,274 and $568,432,009, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $123,231,239, $139,224,091 and $109,907,841, for the years ended 2009, 2008 and 2007, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. For AUV's calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
      EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase	
(3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Liquid Assets Subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS OF ING USA ANNUITY AND LIFE INSURANCE COMPANY

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company
    Statements of Operations for the years ended December 31, 2009, 2008 and 2007
    Balance Sheets as of December 31, 2009 and 2008
    Statements of Changes in Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
    Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
Notes to Financial Statements

FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company Separate Account B
    Statements of Assets and Liabilities as of December 31, 2009
    Statements of Operations for the year ended December 31, 2009
    Statements of Changes in Net Assets for the years ended December 31, 2009 and 2008
Notes to Financial Statements

CONDENSED FINANCIAL INFORMATION

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2010

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Year Ended December 31,	
	2009	**2008**	**2007**
Revenue:			
Net investment income	$ 1,416.5	$ 1,438.0	$ 1,346.4
Fee income	943.2	1,152.4	1,198.9
Premiums	694.1	19.1	19.6
Net realized capital losses:			
Total other-than-temporary impairment losses	(607.6)	(1,028.1)	(153.3)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	118.0	-	-
Net other-than-temporary impairments recognized in earnings	(489.6)	(1,028.1)	(153.3)
Other net realized capital losses	(2,011.6)	(453.6)	(237.9)
Total net realized capital losses	(2,501.2)	(1,481.7)	(391.2)
Other income	0.9	0.2	0.1
Total revenue	553.5	1,128.0	2,173.8
Benefits and expenses:			
Interest credited and other benefits to contractowners	590.4	1,716.0	1,312.0
Operating expenses	386.1	291.7	269.6
Net amortization of deferred policy acquisition costs and value of business acquired	(362.2)	680.5	408.1
Interest expense	32.9	30.5	32.5
Other expense	39.6	35.7	24.2
Total benefits and expenses	686.8	2,754.4	2,046.4
(Loss) income before income taxes	(133.3)	(1,626.4)	127.4
Income tax benefit	(136.5)	(245.2)	(1.6)
Net income (loss)	$ 3.2	$ (1,381.2)	$ 129.0

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2009	2008
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $17,724.3 at 2009 and $20,229.0 at 2008)	$ 17,156.5	$ 16,967.5
Equity securities, available-for-sale, at fair value (cost of $150.8 at 2009 and $257.6 at 2008)	154.3	253.9
Short-term investments	2,044.0	111.7
Mortgage loans on real estate	3,413.2	3,923.3
Policy loans	131.6	144.4
Loan - Dutch State obligation	1,026.0	-
Limited partnerships/corporations	252.6	332.9
Derivatives	317.4	340.3
Other investments	23.9	24.4
Securities pledged (amortized cost of $1,079.4 at 2009 and $1,141.2 at 2008)	1,092.5	1,168.7
Total investments	25,612.0	23,267.1
Cash and cash equivalents	37.8	610.8
Short-term investments under securities loan agreement	169.0	130.4
Accrued investment income	187.3	214.5
Receivable for securities sold	7.6	9.1
Premium receivable	86.9	303.1
Deposits and reinsurance recoverable	3,350.0	5,349.3
Deferred policy acquisition costs	3,718.0	4,205.5
Value of business acquired	113.4	195.1
Sales inducements to contractowners	810.2	624.3
Short-term loan to affiliate	545.5	-
Due from affiliates	816.3	14.5
Current income tax recoverable	-	321.1
Other assets	398.7	481.9
Assets held in separate accounts	42,996.1	34,090.8
Total assets	$ 78,848.8	$ 69,817.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2009	2008
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 27,044.7	$ 32,570.7
Payable for securities purchased	115.7	4.1
Payables under securities loan agreement,		
including collateral held	201.1	148.0
Borrowed money	311.1	483.1
Notes to affiliates	435.0	435.0
Due to affiliates	122.5	151.7
Current income taxes	69.0	-
Deferred income taxes	767.5	35.8
Other liabilities	4,045.2	1,130.8
Liabilities related to separate accounts	42,996.1	34,090.8
Total liabilities	76,107.9	69,050.0
Shareholder's equity:		
Common stock (250,000 shares authorized, issued		
and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	5,172.7	4,335.4
Accumulated other comprehensive income (loss)	(512.8)	(1,333.7)
Retained deficit	(1,921.5)	(2,236.7)
Total shareholder's equity	2,740.9	767.5
Total liabilities and shareholder's equity	$ 78,848.8	$ 69,817.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.5	$ 3,978.4	$ (12.1)	$ (984.5)	$ 2,984.3
Comprehensive income (loss):					
Net income	-	-	-	129.0	129.0
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(158.7) pretax), including valuation allowance of $(46.9)	-	-	(149.7)	-	(149.7)
Pension liability ($3.4 pretax)	-	-	2.2	-	2.2
Other	-	-	(1.1)	-	(1.1)
Total comprehensive loss					(19.6)
Capital contribution	-	150.0	-	-	150.0
Employee share-based payments	-	4.3	-	-	4.3
Balance at December 31, 2007	2.5	4,132.7	(160.7)	(855.5)	3,119.0
Comprehensive loss:					
Net loss	-	-	-	(1,381.2)	(1,381.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(1,831.4) pretax), including valuation allowance of $17.1	-	-	(1,173.3)	-	(1,173.3)
Pension liability ($0.5 pretax)	-	-	0.3	-	0.3
Total comprehensive loss					(2,554.2)
Capital contribution from Parent	-	1,100.0	-	-	1,100.0
Capital distribution to Parent	-	(900.0)	-	-	(900.0)
Employee share-based payments	-	2.7	-	-	2.7
Balance at December 31, 2008	2.5	4,335.4	(1,333.7)	(2,236.7)	767.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity
Balance at December 31, 2008	$	2.5	$	4,335.4	$	(1,333.7)	$	(2,236.7)	$	767.5
Cumulative effect of change in accounting principle, net of DAC and tax		-		-		(312.0)		312.0		-
Comprehensive income:										
Net income		-		-		-		3.2		3.2
Other comprehensive loss, net of tax:										
Change in net unrealized capital gains (losses) on securities ($1,744.7 pretax), including change in tax valuation allowance of $(99.7)		-		-		1,233.6		-		1,233.6
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(118.0) pretax), including increase in tax valuation allowance of $41.3		-		-		(118.0)		-		(118.0)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($17.9 pretax), including decrease in tax valuation allowance of $(6.3)		-		-		17.9		-		17.9
Pension liability ($0.9 pretax)		-		-		(0.6)		-		(0.6)
Total comprehensive income										1,136.1
Capital contribution from Parent		-		835.0		-		-		835.0
Employee share-based payments		-		2.3		-		-		2.3
Balance at December 31, 2009	$	2.5	$	5,172.7	$	(512.8)	$	(1,921.5)	$	2,740.9

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
(In millions)

		Year Ended December 31,	
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 3.2	$ (1,381.2)	$ 129.0
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(477.4)	(888.6)	(864.5)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	(584.7)	910.2	528.3
Net accretion/decretion of discount/premium	55.2	74.7	52.2
Future policy benefits, claims reserves, and			
interest credited	1,203.5	2,156.8	1,368.5
Provision for deferred income taxes	220.6	509.6	(69.0)
Net realized capital losses	2,501.2	1,481.7	391.2
Change in:			
Accrued investment income	27.2	2.4	(33.2)
Reinsurance recoverable (excluding GICs)	(705.2)	(827.0)	(132.4)
Other receivables and asset accruals	318.4	(389.9)	2.5
Other reinsurance asset	(19.0)	(353.8)	-
Due to/from affiliates	(831.0)	64.5	56.0
Income tax recoverable	-	(361.8)	-
Other payables and accruals	1,499.6	17.9	42.9
Employee share-based payments	1.7	2.7	4.3
Other, net	(209.8)	163.8	2.2
Net cash provided by operating activities	3,003.5	1,182.0	1,478.0
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	6,830.0	7,478.8	10,631.8
Equity securities, available-for-sale	136.5	162.8	16.5
Mortgage loans on real estate	566.6	474.5	776.1
Limited partnership/corporations	92.6	533.9	15.2
Derivatives	193.4	235.8	261.7
Acquisition of:			
Fixed maturities, available-for-sale	(3,162.7)	(7,002.2)	(15,767.5)
Equity securities, available-for-sale	(10.2)	(272.0)	(193.5)
Mortgage loans on real estate	(81.1)	(700.3)	(790.6)
Limited partnerships/corporations	(32.9)	(503.8)	(320.6)
Derivatives	(2,478.8)	(293.9)	(238.8)
Short-term investments, net	(1,931.1)	77.2	(53.8)
Loan-Dutch State obligation, net	180.5	-	-
Policy loans, net	12.8	-	-
Collateral held, net	14.5	6.2	11.5
Other, net	0.9	13.7	1.9
Net cash provided by (used in) investing activities	331.0	210.7	(5,650.1)

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows

(In millions)

		Year Ended December 31,				
		2009		2008		2007
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	4,552.6	$	8,473.0	$	10,458.9
Maturities and withdrawals from investment contracts		(11,282.1)		(9,520.7)		(7,062.2)
Reinsurance recoverable on investment contracts		2,704.5		93.8		275.3
Notes to affiliates		(545.5)		-		-
Short-term repayments of repurchase agreements, net		(172.0)		(232.4)		(54.1)
Capital distribution to Parent		-		(900.0)		-
Capital contribution from Parent		835.0		1,100.0		150.0
Net cash (used in) provided by financing activities		(3,907.5)		(986.3)		3,767.9
Net (decrease) increase in cash and cash equivalents		(573.0)		406.4		(404.2)
Cash and cash equivalents, beginning of year		610.8		204.4		608.6
Cash and cash equivalents, end of year	$	37.8	$	610.8	$	204.4
Supplemental cash flow information:						
Income taxes (received) paid, net	$	(753.7)	$	(393.1)	$	21.3
Interest paid	$	35.4	$	50.5	$	67.1
Non-cash transfers:						-
Securities received from affiliate under reinsurance agreement	$	2,084.7		-		-
Loan-Dutch State obligation	$	1,206.5		-		-

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or a combination thereof.

Description of Business

The Company offers various insurance products, including immediate and deferred variable and fixed annuities. The Company's annuity products are distributed by national wirehouses, regional securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company intends to cease sales of its variable annuity products during the first half of 2010, as part of a global business strategy and risk reduction plan.

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional life insurance, and health insurance. The Company no longer issues these products. The life insurance business is in run-off, and the Company has ceded to other insurers all health insurance.

The Company has one operating segment.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 53.3
Foreign	69.2
Residential mortgage-backed	64.3
Commercial mortgage-backed	92.6
Other asset-backed	123.1
Total investments, available-for-sale	$ 402.5

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another. The provisions of ASU 2010-11 are effective as of the beginning of the first fiscal quarter after June 15, 2010, with early adoption permitted. The Company does not expect an impact on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary-Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Embedded derivatives - Investment contract guarantees: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative - reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

The following investments are reported at values other than fair value on the Balance Sheets and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Loan - Dutch State obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

Other investments: Other investments are comprised primarily of investments in joint ventures, accounted for under the equity method, and real estate reported at cost.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, options and futures, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance arrangement is included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include estimated future hedging and guaranteed benefit costs, surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience. Changes in, or deviation from the assumptions used can significantly affect the Company's reserve level and related future operations.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal and traditional life insurance contracts, and GICs.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Deferred annuity crediting rates and reserve interest rates varied by product up to a maximum of 10.0% for 2009, 2008, and 2007.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2009, 2008, and 2007, immediate annuity reserve interest discount rates varied up to a maximum of 8.0%.

Reserves for FIAs are computed in accordance with the requirements of FASB ASC Topic 944, "Financial Services – Insurance", Topic 815, "Derivatives and Hedging", and Topic 820, "Fair Value Measurements and Disclosures". Accordingly, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses, less the present value of future net premiums.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under the requirements of ASC Topic 944, the Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves as outlined in ASC Topic 944, and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates using rates consistent with the deferred policy acquisition costs model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

GMABs and GMWBs without life contingent payouts are considered to be derivatives under ASC Topic 815 and Topic 820. The additional reserves for these guarantees are recognized at fair value through the Statements of Operations.

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. Sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital gains (losses) of $56.6 and $(243.5), respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in most aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Participating Insurance

Participating business approximates 7.9% of the Company's ordinary life insurance in force and 29.2% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $12.4, $13.7, and $14.8, were incurred during the years ended December 31, 2009, 2008, and 2007, respectively.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses (benefits) result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		OTTI[2]		Fair Value
Fixed maturities:									
U.S. Treasuries	$	4,201.0	$	2.5	$	80.0	$	-	$	4,123.5
U.S. government agencies and authorities		26.1		0.1		1.6		-		24.6
State, municipalities, and political subdivisions		47.8		2.2		5.2		-		44.8
U.S. corporate securities:									
Public utilities		997.4		57.5		6.9		-		1,048.0
Other corporate securities		4,290.8		247.8		71.8		0.4		4,466.4
Total U.S. corporate securities		5,288.2		305.3		78.7		0.4		5,514.4
Foreign securities[1]:									
Government		369.8		23.8		8.3		-		385.3
Other		2,880.8		131.7		78.5		0.4		2,933.6
Total foreign securities		3,250.6		155.5		86.8		0.4		3,318.9
Residential mortgage-backed securities		1,758.9		210.7		150.7		70.9		1,748.0
Commercial mortgage-backed securities		3,012.5		25.3		448.2		-		2,589.6
Other asset-backed securities		1,218.6		11.8		316.8		28.4		885.2
Total fixed maturities, including securities pledged		18,803.7		713.4		1,168.0		100.1		18,249.0
Less: securities pledged		1,079.4		35.3		22.2		-		1,092.5
Total fixed maturities		17,724.3		678.1		1,145.8		100.1		17,156.5
Equity securities		150.8		4.3		0.8		-		154.3
Total investments, available-for-sale	$	17,875.1	$	682.4	$	1,146.6	$	100.1	$	17,310.8

[1] Primarily U.S. dollar denominated.

[s] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,109.3	$ 74.3	$ 0.3	$ 1,183.3
U.S. government agencies and authorities	255.8	20.9	-	276.7
State, municipalities, and political subdivisions	48.2	0.3	9.0	39.5
U.S. corporate securities:				
Public utilities	1,229.3	5.3	114.3	1,120.3
Other corporate securities	5,516.4	68.7	606.0	4,979.1
Total U.S. corporate securities	6,745.7	74.0	720.3	6,099.4
Foreign securities[1]:				
Government	413.3	3.6	64.4	352.5
Other	3,448.6	11.1	459.9	2,999.8
Total foreign securities	3,861.9	14.7	524.3	3,352.3
Residential mortgage-backed securities	4,264.0	122.3	803.0	3,583.3
Commercial mortgage-backed securities	3,585.1	-	1,027.9	2,557.2
Other asset-backed securities	1,500.2	9.2	464.9	1,044.5
Total fixed maturities, including securities pledged	21,370.2	315.7	3,549.7	18,136.2
Less: securities pledged	1,141.2	57.4	29.9	1,168.7
Total fixed maturities	20,229.0	258.3	3,519.8	16,967.5
Equity securities	257.6	0.3	4.0	253.9
Total investments, available-for-sale	$ 20,486.6	$ 258.6	$ 3,523.8	$ 17,221.4

[1] Primarily U.S. dollar denominated.

At December 31, 2009 and 2008, net unrealized losses were $551.2 and $3,237.7, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 493.7	$ 496.6
After one year through five years	5,322.7	5,505.3
After five years through ten years	3,875.6	3,957.2
After ten years	3,121.7	3,067.1
Mortgage-backed securities	4,771.4	4,337.6
Other asset-backed securities	1,218.6	885.2
Less: securities pledged	1,079.4	1,092.5
Fixed maturities, excluding securities pledged	$ 17,724.3	$ 17,156.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009. At December 31, 2008, the Company had investments with five issuers, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.1 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 26.1% and 13.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $192.6 and $325.1, respectively, and is included in Fixed maturities, available for sale, on the Balance Sheets. The impact to Other net realized capital gains (losses) on the Statements of Operations related to these hybrid instruments was $117.6 and $0.1 for the years ended December 31, 2009 and 2008, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2009 and 2008, the Company had $1,304.5 and $2,995.2, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2009 and 2008, assets with a market value of approximately $1,657.9 and $3,341.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

In conjunction with the January 2009 agreement with the Dutch State regarding the transfer of 80% of the Company's Alt-A residential mortgage backed securities ("Alt-A RMBS"), which included $386.0 in Alt-A RMBS pledged to the FHLB, the Company substituted the Alt-A RMBS assets pledged with other fixed maturities. By February 17, 2009, the Company recalled these Alt-A securities in order to implement the transaction with the Dutch State and reduced the funding agreements issued to the FHLB pro rata.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows at December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 170.1	13.5%	$ 21.2	1.7%	$ 645.7	18.2%	$ 115.6	3.3%
More than six months and twelve months or less below amortized cost	259.3	20.4%	200.8	15.8%	828.3	23.3%	85.7	2.4%
More than twelve months below amortized cost	419.0	33.0%	197.7	15.6%	1,776.4	50.0%	98.0	2.8%
Total unrealized capital losses	$ 848.4	66.9%	$ 419.7	33.1%	$ 3,250.4	91.5%	$ 299.3	8.5%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

2009	Six Months or Less Below Amortized Cost	More than Six Months and Twelve Months or Less Below Amortized Cost	More than Twelve Months Below Amortized Cost	Total Unrealized Capital Losses
Interest rate or spread widening	$ 99.3	$ 31.6	$ 122.2	$ 253.1
Mortgage and other asset-backed securities	92.0	428.5	494.5	1,015.0
Total unrealized capital losses	$ 191.3	$ 460.1	$ 616.7	$ 1,268.1
Fair value	$ 5,275.9	$ 1,058.2	$ 2,714.5	$ 9,048.6
2008				
Interest rate or spread widening	$ 198.7	$ 538.4	$ 516.7	$ 1,253.8
Mortgage and other asset-backed securities	562.6	375.6	1,357.7	2,295.9
Total unrealized capital losses	$ 761.3	$ 914.0	$ 1,874.4	$ 3,549.7
Fair value	$ 4,350.9	$ 4,522.0	$ 4,551.9	$ 13,424.8

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 3,761.2	$ 80.0	$ -	$ -	$ -	$ -	$ 3,761.2	$ 80.0
U.S. government agencies and authorities	15.2	0.8	8.2	0.8	-	-	23.4	1.6
U.S. corporate, state, and municipalities	273.8	6.7	108.1	13.5	737.7	64.1	1,119.6	84.3
Foreign	228.1	11.8	107.8	17.3	472.6	58.1	808.5	87.2
Residential mortgage-backed	139.1	46.5	183.5	92.3	260.7	82.8	583.3	221.6
Commercial mortgage-backed	795.5	44.1	534.6	243.1	682.7	161.0	2,012.8	448.2
Other asset-backed	63.0	1.4	116.0	93.1	560.8	250.7	739.8	345.2
Total	$ 5,275.9	$ 191.3	$ 1,058.2	$ 460.1	$ 2,714.5	$ 616.7	$ 9,048.6	$ 1,268.1
2008								
U.S. Treasuries	$ 254.1	$ 0.3	$ -	$ -	$ -	$ -	$ 254.1	$ 0.3
U.S. corporate, state, and municipalities	1,588.3	137.7	1,923.5	323.6	1,133.5	268.0	4,645.3	729.3
Foreign	747.8	61.4	1,225.9	214.8	920.5	248.1	2,894.2	524.3
Residential mortgage-backed	884.7	307.3	436.2	76.6	759.5	419.1	2,080.4	803.0
Commercial mortgage-backed	561.7	113.6	795.5	262.2	1,180.7	652.1	2,537.9	1,027.9
Other asset-backed	311.7	141.7	139.8	37.9	561.4	285.3	1,012.9	464.9
Total	$ 4,348.3	$ 762.0	$ 4,520.9	$ 915.1	$ 4,555.6	$ 1,872.6	$ 13,424.8	$ 3,549.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.5% of the average book value as of December 31, 2009. In addition, this category includes 461 securities, which have an average quality rating of A.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 6,184.5	$ 396.8	$ 265.1	$ 111.8	282	96
More than six months and						
twelve months or less						
below amortized cost	1,248.5	982.3	68.8	433.2	191	115
More than twelve months						
below amortized cost	619.0	885.6	27.8	361.4	113	158
Total	$ 8,052.0	$ 2,264.7	$ 361.7	$ 906.4	586	369
2008						
Six months or less						
below amortized cost	$ 5,605.9	$ 6,569.3	$ 483.9	$ 2,279.4	807	732
More than six months and						
twelve months or less						
below amortized cost	2,481.8	852.6	181.8	452.7	335	116
More than twelve months						
below amortized cost	1,428.5	35.8	130.6	21.3	173	19
Total	$ 9,516.2	$ 7,457.7	$ 796.3	$ 2,753.4	1,315	867

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 3,841.2	$ -	$ 80.0	$ -	21	-
U.S. government agencies and authorities	25.0	-	1.6	-	4	-
U.S. corporate, state and municipalities	1,139.0	64.9	67.8	16.5	220	32
Foreign	712.7	183.0	33.1	54.1	93	30
Residential mortgage-backed	336.0	468.9	35.9	185.7	83	119
Commercial mortgage-backed	1,534.6	926.5	104.2	344.0	96	60
Other asset-backed	463.5	621.4	39.1	306.1	69	128
Total	$ 8,052.0	$ 2,264.7	$ 361.7	$ 906.4	586	369
2008						
U.S. Treasuries	$ 254.4	$ -	$ 0.3	$ -	2	-
U.S. corporate, state and municipalities	4,043.9	1,330.2	325.4	403.9	654	239
Foreign	2,341.8	1,076.6	174.3	350.0	314	168
Residential mortgage-backed	1,197.1	1,686.3	84.7	718.3	154	159
Commercial mortgage-backed	1,158.2	2,407.6	158.7	869.2	107	130
Other asset-backed	520.8	957.0	52.9	412.0	84	171
Total	$ 9,516.2	$ 7,457.7	$ 796.3	$ 2,753.5	1,315	867

For the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $2.3 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which were previously reported in Net realized capital gains (losses).

At December 31, 2009, the Company had 19 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $353.9, or 27.9% of the total unrealized losses, as of December 31, 2009. At December 31, 2008, the Company held 53 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $890.8, or 25.1% of the total unrealized capital losses, as of December 31, 2008.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of the Company's fixed maturities, including securities pledged to creditors, increased by $112.8, before tax and DAC, from December 31, 2008 through December 31, 2009, primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 114.7	10	$ -	-	$ - *	1
U.S. Corporate	55.2	55	289.1	230	81.0	173
Foreign[1]	31.1	45	229.4	108	25.7	74
Residential mortgage-backed	78.6	84	289.8	98	3.0	24
Commercial mortgage-backed	70.9	5	107.4	26	-	-
Other asset-backed	114.5	44	75.1	67	43.3	91
Equity	3.3	5	32.0	12	-	-
Mortgage loans on real estate	20.9	8	4.8	1	-	-
Limited partnerships	0.4	1	0.5	1	0.3	1
Total	$ 489.6	257	$ 1,028.1	543	$ 153.3	364

* Less than $0.1.

[1] Primary U.S. dollar denominated.

The above schedule includes $171.2, $369.7, and $31.0, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $318.4, $658.4, and $122.3, in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 114.7	10	$ -	-	$ - *	1
U.S. Corporate	45.9	41	199.8	178	70.6	161
Foreign[1]	25.6	41	146.5	87	21.4	68
Residential mortgage-backed	2.9	1	142.9	40	1.0	5
Commercial mortgage-backed	70.9	5	107.4	26	-	-
Other asset-backed	58.4	13	61.8	32	29.3	84
Total	$ 318.4	111	$ 658.4	363	$ 122.3	319

*Less than $0.1.

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	**No of Securities**
U.S. corporate	$ 0.4	$ 2
Foreign[1]	0.4	3
Residential mortgage-backed	70.9	45
Other asset-backed	28.4	27
Total	$ 100.1	$ 77

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007, was $2,414.2, $2,268.4, and $2,353.8, respectively.

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 92.7
Additional credit impairments:	
On securities not previously impaired	21.7
On securities previously impaired	13.8
Reductions:	
Securities sold, matured, prepaid or paid down	(4.9)
Balance at December 31, 2009	$ 123.3

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,240.9	$ 1,361.0	$ 1,176.1
Equity securities, available-for-sale	21.0	(0.2)	3.3
Mortgage loans on real estate	202.8	223.6	233.1
Policy loans	7.6	8.8	9.0
Short-term investments and cash equivalents	5.6	4.5	6.7
Other	(1.2)	(53.3)	35.1
Gross investment income	1,476.7	1,544.4	1,463.3
Less: investment expenses	60.2	106.4	116.9
Net investment income	$ 1,416.5	$ 1,438.0	$ 1,346.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At December 31, 2009 and 2008, the Company had $18.0 and $21.2, respectively, of investments in fixed maturities which produced no net investment income.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(465.0), $(990.8), and $(153.0) in 2009, 2008, and 2007, respectively	$ (238.2)	$ (975.9)	$ (100.3)
Equity securities, available-for-sale, including net OTTI of $(3.3), $(32.0), and $0.0 in 2009, 2008, and 2007, respectively	6.4	(52.9)	0.5
Derivatives	(2,249.4)	(447.5)	(291.0)
Other investments, including net OTTI of $(21.3), $(5.3), and $(0.3) in 2009, 2008, and 2007, respectively	(20.0)	(5.4)	(0.4)
Net realized capital losses	$ (2,501.2)	$ (1,481.7)	$ (391.2)
After-tax net realized capital losses including tax valuation allowance of $35.6, $(374.0), and $0 in 2009, 2008, and 2007, respectively	$ (1,590.2)	$ (1,337.1)	$ (254.3)

Total net realized capital losses increased for the year ended December 31, 2009, primarily due to losses on futures related to a) a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital, b) hedging of variable annuity guaranteed death benefits, and c) beginning in the third quarter of 2009, hedging of variable annuity guaranteed living benefits ("VAGLB") ceded to SLDI, an affiliate, under the combined coinsurance and coinsurance funds withheld agreement. However, the losses on the VAGLB futures incurred are ceded to SLDI and reported as a corresponding decrease in Interest credited and other benefits to policyholders. Futures were in a short position and their fair value decreased as equity markets improved in 2009. Total net realized capital losses were partially offset by several improvements such as a decline in net impairments due to improved market conditions in 2009 and the impact of new US GAAP guidance in the second quarter of 2009 which resulted in certain noncredit related impairments reported in Other comprehensive income (loss), whereas in 2008 such losses were reflected in Net realized capital losses. In addition, the sale of the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009 resulted in a gain and credit spread tightening and slightly lower average interest rates in 2009 improved the value of fixed maturities and increased gains upon sale. The value of hedges related to FIAs, which were in a long position, increased in value with the improved equity markets in 2009, and also served to partially offset overall net realized capital losses.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Proceeds on sales	$ 5,202.4	$ 6,893.4	$ 5,859.3
Gross gains	173.3	100.2	41.1
Gross losses	98.3	164.9	57.0

3. **Financial Instruments**

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
  Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

| | 2009 | | | |
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 4,123.5	$ 12,613.4	$ 1,512.1	$ 18,249.0
Equity securities, available-for-sale	149.8	-	4.5	154.3
Derivatives	42.8	59.1	215.5	317.4
Embedded derivative on reinsurance	-	38.7	-	38.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	2,242.8	8.0	-	2,250.8
Assets held in separate accounts	42,996.1	-	-	42,996.1
Total	$ 49,555.0	$ 12,719.2	$ 1,732.1	$ 64,006.3
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 927.2	$ 927.2
Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB")	-	-	73.9	73.9
Other liabilities (primarily derivatives)	3.2	393.6	103.6	500.4
Total	$ 3.2	$ 393.6	$ 1,104.7	$ 1,501.5

[1] Level 3 net assets and liabilities accounted for 1.0% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3.2%.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2008			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,183.3	$ 14,363.3	$ 2,589.6	$ 18,136.2
Equity securities, available-for-sale	253.9	-	-	253.9
Derivatives	-	164.1	176.2	340.3
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	781.7	71.2	-	852.9
Assets held in separate accounts	34,090.8	-	-	34,090.8
Total	$ 36,309.7	$ 14,598.6	$ 2,765.8	$ 53,674.1
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIAs")	-	-	638.9	638.9
Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB")	-	-	153.0	153.0
Other liabilities (primarily derivatives)	-	614.0	166.2	780.2
Total	$ -	$ 614.0	$ 958.1	$ 1,572.1

[1] Level 3 net assets and liabilities accounted for 3.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 10.0%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, the valuations of which are based upon a quoted market price and are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Investment contract guarantees: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for GMABs and GMWBs without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its FIA contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and SLDI. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments," which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Other investments: The fair value of other investments are estimated based on 70% of third party appraised value for joint ventures and third party appraised value for real estate.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 18,249.0	$ 18,249.0	$ 18,136.2	$ 18,136.2
Equity securities, available-for-sale	154.3	154.3	253.9	253.9
Mortgage loans on real estate	3,413.2	3,417.3	3,923.3	3,803.3
Loan - Dutch State obligation	1,026.0	971.4	-	-
Policy loans	131.6	131.6	144.4	144.4
Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement	2,250.8	2,250.8	852.9	852.9
Derivatives	317.4	317.4	340.3	340.3
Other investments	23.9	37.4	24.4	33.3
Deposits from affiliates	1,752.0	1,873.6	1,947.0	2,025.7
Embedded derivative on reinsurance	38.7	38.7	-	-
Assets held in separate accounts	42,996.1	42,996.1	34,090.8	34,090.8
Liabilities:				
Investment contract liabilities:				
Deferred annuities	20,665.8	20,766.5	19,282.5	18,986.2
Guaranteed investment contracts and funding agreements	2,646.5	2,718.3	6,868.9	6,580.2
Supplementary contracts and immediate annuities	823.6	782.7	866.5	883.9
Derivatives	500.4	500.4	780.2	780.2
Investment contract guarantees:				
Fixed indexed annuities	927.2	927.2	638.9	638.9
Guaranteed minimum withdrawal and accumulation benefits	73.9	73.9	153.0	153.0
Notes to affiliates	435.0	426.9	435.0	407.6

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to changes in derivatives, FIAs, and GMWBs and GMABs due to their impacts on the Company's results of operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale including securities pledged	Equity securities, available-for-sale	Derivatives	Investment Contract Guarantees	
				FIA	GMWB/ GMAB
Balance at January 1, 2009	$ 2,589.6	$ -	$ 10.0	$ (638.9)	$ (153.0)
Capital gains (losses):					
Net realized capital (losses) gains	(14.9)[1]	-	(60.3)[3]	(151.6) [4]	85.3
Net unrealized capital gains (losses)[2]	159.8	0.1	-	-	-
Total net realized and unrealized capital gains (losses)	144.9	0.1	(60.3)	(151.6)	85.3
Purchases, sales, issuances, and settlements, net	(527.0)	1.6	130.0	(136.7)	(6.2)
Transfer in to Level 3	-	2.8	-	-	-
Transfer out of Level 3	(695.4)	-	32.2	-	-
Balance at December 31, 2009	$ 1,512.1	$ 4.5	$ 111.9	$ (927.2)	$ (73.9)
Balance at January 1, 2008	$ 1,396.3	$ -	$ 298.2	$ (925.6)	$ (2.7)
Capital gains (losses):					
Net realized capital (losses) gains	(7.5) [1]	-	(76.2) [3]	328.4 [4]	(141.5)
Net unrealized capital gains (losses)[2]	27.9	-	-	-	-
Total net realized and unrealized capital gains (losses)	20.4	-	(76.2)	328.4	(141.5)
Purchases, sales, issuances, and settlements, net	(32.5)	-	(105.1)	(41.7)	(8.8)
Transfer in to Level 3	1,205.4	-	(106.9)	-	-
Balance at December 31, 2008	$ 2,589.6	$ -	$ 10.0	$ (638.9)	$ (153.0)

[1] This amount is included in Net realized capital gains (losses) with $(83.7) and $32.8 related to the amortization of book value included in Net investment income on the Statements of Operations for the years ended December 31, 2009 and 2008, respectively.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately by security.

[4] These amounts are included in Interest credited and other benefits to contractowners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009. Transfers out of Level 3 represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. These declines were partially offset by unrealized capital gains on Level 3 fixed maturities for the year ended

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2009, related to the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State transaction as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Level 3 fixed maturities for the year ended December 31, 2008 increased primarily due the transfer in of subprime and Alt-A RMBS due to the lack of market activity for these securities in 2008.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: For the year ended December 31, 2009, the change in value of Level 3 derivatives reflects the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange.

Investment contract guarantees: The losses on the FIA embedded derivatives and gains on GMWB/GMAB embedded derivatives were primarily driven by favorable equity market performance. For the year ended December 31, 2009, the net realized losses attributable to credit risk were $201.7.

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. During 2009, futures contracts were also used as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. A decrease in equity markets may also negatively impact the Company's investment in equity securities, and the futures income would serve to offset that effect. In addition, the Company utilizes futures contracts in an anticipatory hedging program to hedge the effects of changes in interest rates related to commitments for future purchases of bonds. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Both the options and the embedded derivative reserves are carried at fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Interest rate caps[1]	122.0	$ 0.4	$ (0.1)	122.0	$ 0.1	$ - **
Interest rate swaps[1]	6,765.3	44.2	(325.1)	7,130.0	131.7	(565.7)
Foreign exchange swaps[1]	287.3	-	(52.9)	287.3	14.3	(30.3)
Credit default swaps[1]	358.9	0.3	(106.0)	477.0	12.7	(124.8)
Total return swaps[1]	124.3	-	(2.9)	-	-	-
Forwards[1]	528.5	14.2	- **	156.0	1.9	-
Swaptions[1]	-	-	-	1,667.5	3.4	-
Futures[1]	5,121.8	42.8	(3.2)	2,593.9	1.4	(36.6)
Options[1]	5,097.8	215.5	(10.2)	3,744.2	174.8	(22.8)
Embedded derivatives:						
Within securities[2]	N/A*	47.8	(9.4)	N/A*	103.7	(7.4)
Within retail annuity products[3]	N/A*	-	(1,001.1)	N/A*	-	(791.9)
Within reinsurance agreement[3]	N/A*	38.7	-	N/A*	-	-
Total	18,405.9	$ 403.9	$ (1,510.9)	16,177.9	$ 444.0	$ (1,579.5)

*   N/A - Not applicable.

**   Less than $0.1.

[1]   The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.

[2]   The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Balance Sheets with the underlying instrument.

[3]   The fair values of embedded derivatives within retail annuity products and reinsurance agreements are reported in Future policy benefits and claim reserves on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

	2009	2008
Interest rate swaps[1]	$ (135.6)	$ (388.3)
Foreign exchange swaps[1]	(33.2)	30.2
Credit default swaps[1]	(12.9)	(31.5)
Total return swaps[1]	(52.6)	-
Forwards[1]	4.1	19.1
Futures[1]	(1,951.6)	200.9
Swaptions[1]	(1.5)	(3.3)
Interest rate caps[1]	0.2	2.5
Options[1]	(66.3)	(277.1)
Embedded derivatives:		
Within securities[2]	(57.8)	57.5
Within retail annuity products[2]	(66.3)	186.9
Within reinsurance agreement[2]	38.7	-
Total	$ (2,334.8)	$ (203.1)

[1] Changes in value are included in Net realized capital losses on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.3 and $106.0 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $12.7 and $124.8 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $122.9 and $143.3, respectively.

C-60

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	2,669.9
Deferrals of commissions and expenses		729.1
Amortization:		
Amortization		(592.0)
Interest accrued at 5% to 6%		162.2
Net amortization included in the Statements of Operations		(429.8)
Change in unrealized capital gains (losses) on available-for-sale securities		(56.0)
Implementation of ASC Topic 944-30		(4.8)
Balance at December 31, 2007		2,908.4
Deferrals of commissions and expenses		781.7
Amortization:		
Amortization		(814.9)
Interest accrued at 4% to 5%		146.4
Net amortization included in the Statements of Operations		(668.5)
Change in unrealized capital gains (losses) on available-for-sale securities		1,098.2
Effect of variable annuity guaranteed living benefits reinsurance		85.7
Balance at December 31, 2008		4,205.5
Deferrals of commissions and expenses		411.7
Amortization:		
Amortization		171.7
Interest accrued at 4% to 5%		191.3
Net amortization included in the Statements of Operations		363.0
Change in unrealized capital gains (losses) on available-for-sale securities		(1,262.2)
Balance at December 31, 2009	$	3,718.0

The estimated amount of DAC amortization expense, net of interest, is $251.8, $291.8, $293.6, $337.3, and $413.7, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	110.1
Amortization:		
Amortization		16.8
Interest accrued at 4% to 6%		4.9
Net amortization included in the Statements of Operations		21.7
Change in unrealized capital gains (losses) on available-for-sale securities		(3.1)
Balance at December 31, 2007		128.7
Amortization:		
Amortization		(18.7)
Interest accrued at 3% to 5%		6.7
Net amortization included in the Statements of Operations		(12.0)
Change in unrealized capital gains (losses) on available-for-sale securities		78.4
Balance at December 31, 2008		195.1
Amortization:		
Amortization		(7.5)
Interest accrued at 3% to 5%		6.7
Net amortization included in the Statements of Operations		(0.8)
Change in unrealized capital gains (losses) on available-for-sale securities		(80.9)
Balance at December 31, 2009	$	113.4

The estimated amount of VOBA amortization expense, net of interest, is $10.0, $10.6, $10.6, $10.2, and $9.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The Net amortization of DAC and VOBA decreased for the year ended December 31, 2009, driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009 and lower gross profits in 2009 primarily related to higher realized losses.

The increase in Net amortization of DAC and VOBA in 2008 compared to 2007 was primarily due to unfavorable separate account performance during 2008 which caused a significant acceleration of variable annuity DAC amortization, as a result of lower projections of fee income. In addition, this unfavorable performance required the Company to adjust its future gross profit projections for variable annuity hedging costs and guaranteed benefit costs, which also increased amortization.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During 2009, 2008, and 2007, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its k-factor for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Impact of separate account growth and contractowner withdrawal behavior different from assumptions	$ (324.1)	$ 491.8	$ 1.3
Impact of current year gross profit variances	342.6	227.2	-
Unlock of mortality, lapse, expense and mutual fund sharing assumptions	88.9	(40.1)	(43.6)
Impact of refinements of gross profit projections	(0.9)	302.0	67.0
Total unlocking effect on Amortization of DAC and VOBA	$ 106.5	$ 980.9	$ 24.7

5. Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

During 2009, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent. During 2008, the Company paid its Parent a cash return of capital distribution in the amount of $900.0. During 2007, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008, the Company received a $1.1 billion capital contribution from its Parent. During 2007, the Company received $150.0 in capital contributions from its Parent.

On February 19, 2010, the Company received a $239.0 capital contribution from its Parent. The contribution was comprised of proceeds from the sale of affiliated broker-dealers and the redistribution of currently existing capital within ING U.S. Insurance.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $(638.3), $(831.4), and $(40.1), for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,486.1 and $1,872.7 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2009 includes the impact of a $239.0 capital contribution received by the Company from its immediate Parent on February 19, 2010. As permitted by statutory accounting practices, statutory surplus as of December 31, 2008 includes the impact of an $835.0 capital contribution received on February 24, 2009. In addition, as approved by the Division, statutory surplus as of December 31, 2008 reflects the acceptance as of December 31, 2008 of an $883.0 receivable from ING America Insurance Holdings, Inc. ("ING AIH") payable to Security Life of Denver International Limited ("SLDI") into the reinsurance trust established by SLDI for the benefit of the Company. SLDI is the reinsurer of certain reserves associated with variable annuity contracts underwritten by the Company. The reinsurance trust receivable was funded by a portion of a cash capital contribution of $1,217.0 made by ING AIH to SLDI on April 22, 2009. ING AIH is the indirect parent company of the Company and the immediate parent company of SLDI, and SLDI is an affiliate of the Company. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement. In accordance with the terms of the agreement, $3.2 billion of assets were transferred from SLDI to the Company.

The Division has the ability to ease certain reserving requirements at its discretion. Due to the reduction in liquidity and the limited availability of letters of credit confirming banks, the Department allowed the Company to accept unconfirmed letters of credit of up to $320.0 for reinsurance transactions. This allowed the Company to take the full reserve relief for reinsurance transactions with unconfirmed letters of credit. This reserve relief was available for the period from December 31, 2008 through January 1, 2010 and is not a permitted practice.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $151.2. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Division, which allows the Company to reflect the impact of adoption of $151.2 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $79.2 increase in reserves and a corresponding decrease in statutory surplus.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $85.6. This adoption had no impact on total liabilities or net income.

6. Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB") additional reserve at December 31, 2009.

Area	Assumptions/Basis for Assumptions
Data used	Based on 1000 and 100 investment performance scenarios for GMIB, LP/LPP & GMDB and AB/WB respectively.
Mean investment performance	8.125% for GMIB, LP and LPP, 8.43% for GMDB. Zero rate curve + ING Bond spread for GMAB/WB. The bond spread varies between 0.4% and 1.1% based on term structure.
Volatility	16.53% for GMIB, LP and LPP, 16.38% for GMDB. Blended 1 year implied forward volatilities for GMAB/WB. The forward volatilities range between 6.1% and 33.8% based on fund type.
Mortality	1999 and prior issues - 75.0%, 75.0%, 75.0%, 80.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues - 55.0%, 55.0%, 65.0%, 65.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup and combination rollup and ratchet, respectively.
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	5.5%, based on the portfolio earned rate of the general account.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The assumptions used for calculating the additional guaranteed minimum income benefits ("GMIB") and Guaranteed Minimum Withdrawal for Life Benefit (LifePay "LP" and LifePay Plus "LPP") liabilities at December 31, 2009, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB, LP, and LPP liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves, reflecting the extent to which the benefit has a positive value as of the projection date.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2009 and 2008, and the paid and incurred amounts by type for the years ended December 31, 2009 and 2008, were as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)	Guaranteed Withdrawal For Life Benefit (LP/LPP)
Separate account liability at December 31, 2009	$ 42,996.1	$ 1,602.6	$ 15,418.6	$ 15,480.8
Separate account liability at December 31, 2008	$ 34,090.8	$ 1,470.2	$ 12,701.6	$ 10,020.7
Additional liability balance:				
Balance at January 1, 2008	$ 209.4	$ 11.2	$ 132.2	$ 5.9
Incurred guaranteed benefits	509.4	141.8	(132.2) [1]	(5.9) [1]
Paid guaranteed benefits	(153.4)	-	-	-
Balance at December 31, 2008	$ 565.4	$ 153.0	$ -	$ -
Incurred guaranteed benefits	47.1	(79.1)	-	-
Paid guaranteed benefits	(134.9)	-	-	-
Balance at December 31, 2009	$ 477.6	$ 73.9	$ -	$ -

[1] Amounts represent full reinsurance of ceded reserves for GMIBs and LP/LPPs.

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2009 and 2008.

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)	Guaranteed Withdrawal For Life Benefit (LP/LPP)
2009				
Net amount at risk, net of reinsurance	$ 9,108.7	$ 104.9	$ -	$ -
Weighted average attained age	65	68	-	-
2008				
Net amount at risk, net of reinsurance	$ 15,035.8	$ 310.0	$ -	$ -
Weighted average attained age	64	66	-	-

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008 was $43.0 billion and $34.1 billion, respectively.

7.   Sales Inducements

During the year ended December 31, 2009, the Company capitalized and amortized $65.7 and $(222.5), respectively, of sales inducements. During the year ended December 31, 2008, the Company capitalized and amortized $106.9 and $229.7, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $810.2 and $624.3 as of December 31, 2009 and 2008, respectively.

8.   Income Taxes

The Company files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. The Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax (benefit) expense:			
Federal	$ (357.2)	$ (754.9)	$ 26.6
Total	(357.2)	(754.9)	26.6
Deferred tax expense:			
Other federal deferred tax expense (benefit)	220.7	509.7	(28.2)
Total deferred tax expense (benefit)	220.7	509.7	(28.2)
Total income tax benefit	$ (136.5)	$ (245.2)	$ (1.6)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
(Loss) income before income taxes and cumulative effect of change in accounting principle	$	(133.3)	$	(1,626.4)	$	127.4
Tax rate		35.0%		35.0%		35.0%
Income tax (benefit) expense at federal statutory rate	$	(46.6)	$	(569.2)	$	44.6
Tax effect of:						
Dividend received deduction		(53.7)		(48.9)		(49.5)
Valuation allowance		(35.6)		379.1		-
Other		(0.6)		(6.2)		3.3
Income tax benefit	$	(136.5)	$	(245.2)	$	(1.6)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

		2009		2008
Deferred tax assets:				
Future policy benefits	$	505.3	$	288.7
Goodwill		2.4		3.7
Investments		367.7		466.5
Employee compensation and benefits		39.7		36.7
Unrealized losses		125.1		700.7
Other		70.4		54.1
Total gross assets before valuation allowance		1,110.6		1,550.4
Less: valuation allowance		(308.6)		(408.9)
Assets, net of valuation allowance		802.0		1,141.5
Deferred tax liabilities:				
Deferred policy acquisition cost		(1,445.4)		(1,137.9)
Value of purchased insurance in force		(39.3)		(39.2)
Other		(84.8)		(0.2)
Total gross liabilities		(1,569.5)		(1,177.3)
Net deferred income liability	$	(767.5)	$	(35.8)

Net unrealized capital gains (losses) are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $197.5 and $374.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(35.6) related to realized capital losses which is included in Net income (loss) and (b) $(140.9) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive income (loss). The tax valuation allowance recorded prior to adopting the new ASC Topic 320 guidance was reflected in Retained earnings. Additionally, at December 31, 2009 and 2008, the Company had a tax valuation allowance of $106.0 and $29.8, respectively, which is included in Accumulated other comprehensive income (loss). As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $140.9, which was reclassified from beginning Retained earnings to Other comprehensive income (loss) under ASC Topic 320. The Company also established a $5.1 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a payable to ING AIH of $69.0 and a receivable from ING AIH of $321.1 at December 31, 2009 and 2008, respectively, for federal income taxes under the intercompany tax sharing agreement.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
Balance at January 1	$	64.9	$	66.4
Additions for tax positions related to the current year		9.1		7.8
Additions for tax positions related to prior years		3.2		0.7
Reductions for tax positions related to prior years		(16.9)		(9.6)
Reductions for settlements with taxing authorities		-		(0.4)
Balance at December 31	$	60.3	$	64.9

The Company had $53.4 and $47.3 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax benefit on the Balance Sheets and Statement of Operations, respectively. The Company had accrued interest of $4.4 as of December 31, 2009 and 2008.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2002 and 2004 through 2009, and it is expected that the examination of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $52.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

9.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.7, $10.8, and $13.0, for the years ended 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $4.2, $5.6, and $4.9, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.5, $5.3, and $4.7, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized minimal tax benefits in 2009, $0.7 in 2008, and $2.5 in 2007.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2009, 2008, and 2007, were $1.1, $1.3, and $0.6, respectively.

10.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were incurred in the amounts of $268.0, $603.8, and $553.8, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $51.0, $85.9, and $78.0, respectively.
- Service agreement with DSL, in which the Company provides managerial and supervisory services to DSL and earns a fee that is calculated as a percentage of average assets in the Company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, the Company and DSL entered into an amendment to the service agreement effective July 31, 2007, which modifies the method for calculating the compensation owed to the Company for its provision of managerial and supervisory services to DSL. As a result of this amendment, DSL pays the Company the total net revenue DSL earns as investment advisor of ING Investors Trust ("IIT") which is attributable to the Company's deposits in IIT. For the years ended December 31, 2009, 2008, and 2007, revenue for these services was $123.2, $139.2, and $109.0, respectively.
- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $77.1, $93.0, and $96.6, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2009, 2008, and 2007, expenses related to the agreements were incurred in the amount of $26.3, $21.6, and $19.0, respectively.
- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2009, 2008, and 2007, revenue related to the agreement was $3.1, $6.5, and $6.3, respectively.
- ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2009, 2008, and 2007, ING Advisors Network sold new contracts of $442.2, $1,411.3, and $1,429.3, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.
- Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2009, 2008, and 2007, the Company incurred expenses of $7.6, $8.9, and $1.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Reinsurance Agreements

Reinsurance Ceded

Guaranteed Living Benefit Reinsurance Agreement

The Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI"), dated June 30, 2008, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement to change the reinsurance basis of the existing automatic reinsurance agreement dated June 30, 2008 between the Company and SLDI from coinsurance to a combined coinsurance and coinsurance funds withheld basis. To effectuate this transaction, assets with a market value of $3.2 billion were transferred effective July 31, 2009 from SLDI to the Company, and the Company deposited those assets into a trust account. As of December 31, 2009, assets totaling $3.2 billion were on deposit in the trust account. Since December 31, 2009, no additional funds have been contributed to the trust. The Company also established a corresponding funds withheld liability to SLDI, which is included in Other liabilities on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On July 1, 2009, the Company and SLDI also entered into an asset management services agreement pursuant to which SLDI will serve as asset manager for the funds withheld account established under the amended and restated reinsurance agreement, and SLDI will in turn retain its affiliate, ING Investment Management LLC as subadviser with respect to the funds withheld account assets.

At December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $878.6 and $732.3, respectively. In addition, a deferred loss on the transaction in the amount of $372.8 and $353.8 at December 31, 2009 and 2008, respectively, is presented in Other assets on the Balance Sheets and is amortized over the period of benefit.

Effective June 30, 2008, ING USA also entered into a services agreement with SLDI pursuant to which ING USA will provide certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the Covered Benefits reinsured by SLDI under the combined coinsurance and coinsurance funds withheld reinsurance agreement. For the years ended December 31, 2009 and 2008, revenue related to the agreement was $10.5 and $4.9, respectively.

Coinsurance Agreements

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. In addition, ING USA assigned to SLD all future premiums received by ING USA attributable to the ceded contracts.

Under the terms of the agreement, ING USA ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $20.8, $19.9, and $21.2 for the years ended December 31, 2009, 2008, and 2007, respectively, which is included in Other expenses in the Statements of Operations.

In addition, the Company entered into a 100% coinsurance agreement with SLD dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $17.8 and $17.2, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company is a party to a Facultative Coinsurance Agreement with its affiliate, SLD, effective August 20, 1999. Under the terms of this agreement, the Company facultatively cedes to Security Life, from time to time, certain GICs on a 100% coinsurance basis. The value of GIC reserves ceded by the Company under this agreement was $47.5 and $2.5 billion at December 31, 2009 and 2008, respectively. The decline in GIC reserves ceded is primarily due to the maturity of $1.9 billion ceded funding agreements issued to ING USA Global Funding Trusts. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

Monthly Renewable Term Agreement

The Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company, effective June 30, 2009. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business reinsured from ReliaStar Life Insurance Company ("RLI"), an affiliate, to Canada Life.

Reinsurance Assumed

Yearly Renewable Term Agreements

Effective December 1 and December 31, 2008, respectively, ING USA entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

- Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

ING USA received initial consideration of $3.9 from RLI. Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $3.0 and $5.0, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Coinsurance Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, ING USA assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by ING USA. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $487.7 and $219.9, respectively.

Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force.

The initial premium of $60.0 was equal to the net Statutory reserve assumed by ING USA. Thereafter, premiums are equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement. In addition, ING USA is required to provide RLI reserve credit in the excess of the funds withheld for reinsurance by providing a cash deposit or letter of credit.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under this agreement was $58.2 and $60.0, respectively. Effective January 1, 2010, the Company terminated this agreement due to the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America ("RGA").

Financing Agreements

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred interest expense of $0.4, $1.3, and $3.5, for the years ended December 31, 2009, 2008, and 2007, respectively. The Company earned interest income of $1.7, $2.8, and $6.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2009, the Company had an outstanding receivable of $545.5 with ING AIH under the reciprocal loan agreement. At December 31, 2008, the Company had no amounts outstanding with ING AIH under the reciprocal loan agreement.

Notes with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8, for each of the years ended December 31, 2009, 2008, and 2007, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2009, 2008, and 2007, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

Under the terms of the funding agreement, the Company will pay Lion interest quarterly at the credited interest rate until maturity, and on the maturity date, the Company will pay Lion the single deposit and any accrued and unpaid interest. The credited interest rate shall be the three-month LIBOR, plus 0.05%, and shall be reset quarterly. The maturity date of the funding agreement shall be August 10, 2011, or such later date to which the maturity date may be extended; provided, however, that the maturity date may not be extended beyond August 10, 2012.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proprietary Alpha Fund

The ING Proprietary Alpha Fund, LLC ("PAF") is a multi-strategy investment fund established in 2007 as a U.S. domiciled limited liability company managed by ING Alternative Asset Management LLC ("IAAM"), an affiliate. The investment strategies within PAF include both long and short exposures to various investments and utilize various fixed income, equity, and derivative financial instruments. In September 2007, ING USA invested $125.0 into PAF. The value of the Company's investment in PAF was $13.7 and $22.6 at December 31, 209 and 2008, respectively.

As of December 31, 2008, the Company recognized approximately $40.2 in losses related to financial instruments held by the PAF in the Lehman Liquidity Fund in response to the bankruptcy proceedings of Lehman Brothers, Inc. ("Lehman").

ING Multi-Strategy Opportunity Fund

On September 30, 2008, the Company's affiliate, SLDI transferred 51.9% of its interest in the ING Multi-Strategy Opportunity Fund (the "Fund") to the Company for a purchase price of $68.9. At December 31, 2009, the Company had no investments in the various series of the ING Multi-Strategy Opportunity Fund Series LLC as these investments were sold during 2009. At December 31, 2008, the Company had an investment in the various series of the ING Multi-Strategy Opportunity Fund Series LLC that totaled $66.8, which was included in Limited partnerships/corporations on the Balance Sheets.

Tax Sharing Agreements

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Derivatives

As of December 31, 2009 and 2008, the Company had call options with a notional amount of $260.0 and $162.3, respectively, and market value of $12.1 and $8.6, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   **Financing Agreements**

The Company maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company did not incur any interest expense for the year ended December 31, 2009 and 2008. The Company incurred minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, the Company had no amounts outstanding under the revolving note facility.

Also see Financing Agreements in the Related Party Transactions footnote.

12.   **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $186.4 billion and $633.1 at December 31, 2009 and 2008, respectively. The increase in reinsurance ceded in 2009 is primarily due to the MRT reinsurance agreement entered into June 30, 2009. Deposits and reinsurance recoverable were comprised of the following at December 31, 2009 and 2008.

	2009	2008
Claims recoverable from reinsurers	$ 9.3	$ 24.6
Receivable for reinsurance premiums	-	0.5
Reinsured amounts due to reinsurers	(26.1)	(33.8)
Reinsurance reserves ceded	1,068.9	3,384.8
Deposits	1,752.0	1,947.0
Other	545.9	26.2
Total	$ 3,350.0	$ 5,349.3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits (assumed) ceded under reinsurance	$ (2,034.2)	$ 1,632.0	$ 1,309.1
Premiums ceded under reinsurance	94.4	2.1	2.4
Reinsurance recoveries	9.1	1,212.6	1,723.2

Also see Reinsurance Agreements in the Related Party Transactions footnote.

13.   Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $8.3, $8.7, and $7.9, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2009 through 2013 are estimated to be $6.6, $5.3, $5.3, $5.3, and $5.3, respectively, and $13.6, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $354.6, of which $193.0 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $421.4, of which $207.2 was with related parties. During 2009 and 2008, $19.5 and $176.2, respectively, was funded to related parties under these commitments.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009 and 2008, the Company held $32.1 and $17.6, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held on the Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $574.6 and $480.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

14. Restructuring Charges

2008 Expense Reductions

During the fourth quarter of 2008, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to this expense reduction initiative include severance and other employee benefits and lease abandonment costs, which are included in Operating expenses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 2.5	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	11.6	3.3
Future rent on non-cancelable leases[2]	-	0.4
Total restructuring charges	11.6	3.7
Intercompany charges and payments[3]	0.8	(0.5)
Payments applied against reserve[4]	(11.2)	(0.7)
Restructuring reserve at December 31	$ 3.7	$ 2.5

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for the 2008 allowances.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 114 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

15. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital (losses) gains:			
Fixed maturities, available-for-sale, including OTTI of $(100.1) and $(402.5) of cumulative effect of change in accounting principle in 2009	$ (554.7)	$ (3,234.0)	$ (122.3)
Equity securities, available-for-sale	3.5	(3.7)	(5.5)
DAC/VOBA adjustment on available-for-sale securities, including $139.1 of cumulative effect of change in accounting principle in 2009	(64.3)	1,139.7	(36.9)
Sales inducements adjustment on available-for-sale securities	(0.1)	102.2	0.5
Other investments	(5.3)	(6.2)	(6.4)
Unrealized capital losses, before tax	(620.9)	(2,002.0)	(170.6)
Deferred income tax asset (includes $92.3 cumulative effect of change in accounting principle in 2009)	217.3	700.7	59.7
Deferred tax asset valuation allowance (includes $(140.9) cumulative effect of change in accounting principle in 2009)	(106.0)	(29.8)	(46.9)
Net unrealized capital (losses) gains	(509.6)	(1,331.1)	(157.8)
Pension liability, net of tax	(3.2)	(2.6)	(2.9)
Accumulated other comprehensive loss	$ (512.8)	$ (1,333.7)	$ (160.7)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $100.1 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(312.0), after considering the effects of DAC of $139.1 and income taxes of $(48.6), was made from beginning retained earnings to Accumulated other comprehensive income (loss) as of April 1, 2009.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 2,679.3	$ (3,111.7)	$ (93.4)
Equity securities, available-for-sale	7.2	1.8	(7.0)
DAC/VOBA adjustment on available-for-sale securities	(1,204.0)	1,176.6	(58.0)
Sales inducements adjustment on available-for-sale securities	(102.3)	101.7	(0.5)
Other investments	0.9	0.2	0.2
Unrealized capital gains (losses), before tax	1,381.1	(1,831.4)	(158.7)
Deferred income tax (liability) asset	(483.4)	641.0	55.9
Net change in unrealized capital (losses) gains	$ 897.7	$ (1,190.4)	$ (102.8)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive loss, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital holding (losses) gains arising during the year[1]	$ 717.7	$ (1,877.2)	$ (210.5)
Less: reclassification adjustment for (losses) gains and other items included in Net (loss) income[2]	(180.0)	(686.8)	(107.7)
Net change in unrealized capital (losses) gains on securities	$ 897.7	$ (1,190.4)	$ (102.8)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $1,104.1, $(2,888.0), and $(324.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were $(277.0), $(1,056.6), and $(166.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive loss as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	133.7
On securities previously impaired	0.5
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(17.9)
Securities with additional credit impairments[2]	(16.2)
Balance at December 31, 2009	$ 100.1

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year ended December 31, 2009

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Growth and Income Portfolio II - Service Class
  ING Growth and Income Portfolio II - Service 2 Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Index Plus International Equity Portfolio - Service 2 Class
  ING International Growth Opportunities Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
  ING LifeStyle Conservative Portfolio - Service Class
  ING LifeStyle Conservative Portfolio - Service 2 Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service
    Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Multi-Manager International Small Cap Portfolio - Class S
  ING Oppenheimer Active Allocation Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2
    Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio -
    Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service 2
    Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio -
    Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service
    Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Dow Jones Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Global Equity Option Portfolio - Class S
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan Equity Index Portfolio - Class A
  ING Opportunistic Large Cap Growth Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index
    Portfolio - Class S

ING Variable Products Trust:
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
   Legg Mason ClearBridge Variable Investors Portfolio
   Legg Mason Global Currents Variable International All Cap
     Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
   Legg Mason Western Asset Variable High Income Portfolio
   Legg Mason Western Asset Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
   Pioneer Small Cap Value VCT Portfolio - Class II

ProFunds:
   ProFund VP Bull
   ProFund VP Europe 30
   ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
   Wells Fargo Advantage Asset Allocation Fund
   Wells Fargo Advantage C&B Large Cap Value Fund
   Wells Fargo Advantage Equity Income Fund
   Wells Fargo Advantage Large Company Growth Fund
   Wells Fargo Advantage Money Market Fund
   Wells Fargo Advantage Small Cap Growth Fund
   Wells Fargo Advantage Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 9, 2010

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Assets					
Investments in mutual funds					
at fair value	$ 20,125	$ 975,691	$ 308	$ 22	$ 331
Total assets	20,125	975,691	308	22	331
Liabilities					
Payable to related parties	4	86	-	-	-
Total liabilities	4	86	-	-	-
Net assets	$ 20,121	$ 975,605	$ 308	$ 22	$ 331
Net assets					
Accumulation units	$ 20,121	$ 975,605	$ 308	$ 22	$ 331
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 20,121	$ 975,605	$ 308	$ 22	$ 331
Total number of mutual fund shares	3,072,463	72,704,284	27,782	2,183	13,255
Cost of mutual fund shares	$ 29,319	$ 876,339	$ 384	$ 22	$ 319

The accompanying notes are an integral part of these financial statements.

4

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 150,097	$ 25	$ 183,283	$ 795,775	$ 12,116
Total assets	150,097	25	183,283	795,775	12,116
Liabilities					
Payable to related parties	31	-	29	92	1
Total liabilities	31	-	29	92	1
Net assets	$ 150,066	$ 25	$ 183,254	$ 795,683	$ 12,115
Net assets					
Accumulation units	$ 150,066	$ 25	$ 183,254	$ 795,683	$ 12,115
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 150,066	$ 25	$ 183,254	$ 795,683	$ 12,115
Total number of mutual fund shares	10,736,565	2,618	11,061,137	39,220,048	948,798
Cost of mutual fund shares	$ 184,980	$ 30	$ 267,379	$ 1,050,736	$ 13,791

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 6,900	$ 1,241,466	$ 306,235	$ 484,422	$ 2,104,719
Total assets	6,900	1,241,466	306,235	484,422	2,104,719
Liabilities					
Payable to related parties	1	154	27	45	272
Total liabilities	1	154	27	45	272
Net assets	$ 6,899	$ 1,241,312	$ 306,208	$ 484,377	$ 2,104,447
Net assets					
Accumulation units	$ 6,899	$ 1,241,312	$ 306,208	$ 484,377	$ 2,104,447
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,899	$ 1,241,312	$ 306,208	$ 484,377	$ 2,104,447
Total number of mutual fund shares	665,998	107,766,117	34,878,666	49,531,887	49,061,050
Cost of mutual fund shares	$ 8,579	$ 1,354,988	$ 274,661	$ 465,400	$ 2,503,105

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 1,376,562	$ 1,387,462	$ 102,089	$ 601,745	$ 46,743
Total assets	1,376,562	1,387,462	102,089	601,745	46,743
Liabilities					
Payable to related parties	173	167	10	89	6
Total liabilities	173	167	10	89	6
Net assets	$ 1,376,389	$ 1,387,295	$ 102,079	$ 601,656	$ 46,737
Net assets					
Accumulation units	$ 1,376,389	$ 1,387,295	$ 102,079	$ 601,656	$ 46,737
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,376,389	$ 1,387,295	$ 102,079	$ 601,656	$ 46,737
Total number of mutual fund shares	44,941,642	87,426,696	9,496,648	55,665,626	4,344,159
Cost of mutual fund shares	$ 1,624,898	$ 1,620,777	$ 87,437	$ 809,234	$ 58,192

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 159,413	$ 148	$ 130,186	$ 25,196	$ 2,189
Total assets	159,413	148	130,186	25,196	2,189
Liabilities					
Payable to related parties	12	-	21	4	-
Total liabilities	12	-	21	4	-
Net assets	$ 159,401	$ 148	$ 130,165	$ 25,192	$ 2,189
Net assets					
Accumulation units	$ 159,401	$ 148	$ 130,165	$ 25,192	$ 2,189
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 159,401	$ 148	$ 130,165	$ 25,192	$ 2,189
Total number of mutual fund shares	15,690,208	17,088	15,085,232	2,613,689	228,251
Cost of mutual fund shares	$ 156,790	$ 206	$ 142,493	$ 34,397	$ 2,893

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 151,054	$ 2,299	$ 307,293	$ 18,839	$ 179,844
Total assets	151,054	2,299	307,293	18,839	179,844
Liabilities					
Payable to related parties	18	-	67	3	28
Total liabilities	18	-	67	3	28
Net assets	$ 151,036	$ 2,299	$ 307,226	$ 18,836	$ 179,816
Net assets					
Accumulation units	$ 151,036	$ 2,299	$ 307,215	$ 18,836	$ 179,816
Contracts in payout (annuitization)	-	-	11	-	-
Total net assets	$ 151,036	$ 2,299	$ 307,226	$ 18,836	$ 179,816
Total number of mutual fund shares	16,383,250	248,232	17,312,274	1,065,575	17,477,523
Cost of mutual fund shares	$ 176,303	$ 2,854	$ 475,361	$ 27,673	$ 190,548

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	ING Focus 5 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 93,446	$ 879	$ 766,152	$ 32,441	$ 154,328
Total assets	93,446	879	766,152	32,441	154,328
Liabilities					
Payable to related parties	10	-	146	5	17
Total liabilities	10	-	146	5	17
Net assets	$ 93,436	$ 879	$ 766,006	$ 32,436	$ 154,311
Net assets					
Accumulation units	$ 93,436	$ 879	$ 766,002	$ 32,436	$ 154,311
Contracts in payout (annuitization)	-	-	4	-	-
Total net assets	$ 93,436	$ 879	$ 766,006	$ 32,436	$ 154,311
Total number of mutual fund shares	8,097,589	76,331	64,654,137	2,746,895	21,921,546
Cost of mutual fund shares	$ 77,137	$ 835	$ 878,487	$ 36,648	$ 184,557

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 431,703	$ 7,858	$ 187,560	$ 849,983	$ 692,165
Total assets	431,703	7,858	187,560	849,983	692,165
Liabilities					
Payable to related parties	50	1	21	92	104
Total liabilities	50	1	21	92	104
Net assets	$ 431,653	$ 7,857	$ 187,539	$ 849,891	$ 692,061
Net assets					
Accumulation units	$ 431,653	$ 7,857	$ 187,539	$ 849,891	$ 692,040
Contracts in payout (annuitization)	-	-	-	-	21
Total net assets	$ 431,653	$ 7,857	$ 187,539	$ 849,891	$ 692,061
Total number of mutual fund shares	46,023,731	839,568	25,906,027	109,533,888	38,755,045
Cost of mutual fund shares	$ 464,493	$ 7,974	$ 218,233	$ 963,629	$ 852,307

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 28,493	$ 460,353	$ 21,859	$ 692,548	$ 33,340
Total assets	28,493	460,353	21,859	692,548	33,340
Liabilities					
Payable to related parties	4	80	3	101	4
Total liabilities	4	80	3	101	4
Net assets	$ 28,489	$ 460,273	$ 21,856	$ 692,447	$ 33,336
Net assets					
Accumulation units	$ 28,489	$ 460,273	$ 21,856	$ 692,443	$ 33,336
Contracts in payout (annuitization)	-	-	-	4	-
Total net assets	$ 28,489	$ 460,273	$ 21,856	$ 692,447	$ 33,336
Total number of mutual fund shares	1,606,169	43,470,500	2,077,838	34,065,343	1,651,306
Cost of mutual fund shares	$ 34,618	$ 657,804	$ 32,476	$ 666,216	$ 27,733

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 153,544	$ 34,231	$ 113,773	$ 1,495,189	$ 32,322
Total assets	153,544	34,231	113,773	1,495,189	32,322
Liabilities					
Payable to related parties	21	5	25	225	4
Total liabilities	21	5	25	225	4
Net assets	$ 153,523	$ 34,226	$ 113,748	$ 1,494,964	$ 32,318
Net assets					
Accumulation units	$ 153,523	$ 34,226	$ 113,730	$ 1,494,952	$ 32,318
Contracts in payout (annuitization)	-	-	18	12	-
Total net assets	$ 153,523	$ 34,226	$ 113,748	$ 1,494,964	$ 32,318
Total number of mutual fund shares	14,763,855	3,320,179	10,918,682	1,495,188,676	32,322,214
Cost of mutual fund shares	$ 189,219	$ 41,363	$ 121,128	$ 1,495,189	$ 32,322

The accompanying notes are an integral part of these financial statements.

13

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 57,713	$ 1,991	$ 460,554	$ 17,482	$ 175,890
Total assets	57,713	1,991	460,554	17,482	175,890
Liabilities					
Payable to related parties	12	-	117	2	24
Total liabilities	12	-	117	2	24
Net assets	$ 57,701	$ 1,991	$ 460,437	$ 17,480	$ 175,866
Net assets					
Accumulation units	$ 57,701	$ 1,991	$ 460,437	$ 17,480	$ 175,866
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 57,701	$ 1,991	$ 460,437	$ 17,480	$ 175,866
Total number of mutual fund shares	7,446,840	258,202	32,049,675	1,224,242	16,896,285
Cost of mutual fund shares	$ 79,641	$ 2,821	$ 405,175	$ 17,657	$ 243,648

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 797,737	$ 34,340	$ 416,706	$ 23,534	$ 400,089
Total assets	797,737	34,340	416,706	23,534	400,089
Liabilities					
Payable to related parties	151	5	68	2	64
Total liabilities	151	5	68	2	64
Net assets	$ 797,586	$ 34,335	$ 416,638	$ 23,532	$ 400,025
Net assets					
Accumulation units	$ 797,586	$ 34,335	$ 416,638	$ 23,532	$ 400,025
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 797,586	$ 34,335	$ 416,638	$ 23,532	$ 400,025
Total number of mutual fund shares	58,228,991	2,525,035	34,725,480	2,423,666	41,460,037
Cost of mutual fund shares	$ 941,092	$ 43,051	$ 529,457	$ 19,526	$ 406,608

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 2,982,374	$ 73,894	$ 51,957	$ 564,092	$ 400,463
Total assets	2,982,374	73,894	51,957	564,092	400,463
Liabilities					
Payable to related parties	304	7	9	106	41
Total liabilities	304	7	9	106	41
Net assets	$ 2,982,070	$ 73,887	$ 51,948	$ 563,986	$ 400,422
Net assets					
Accumulation units	$ 2,982,070	$ 73,887	$ 51,948	$ 563,952	$ 400,422
Contracts in payout (annuitization)	-	-	-	34	-
Total net assets	$ 2,982,070	$ 73,887	$ 51,948	$ 563,986	$ 400,422
Total number of mutual fund shares	244,056,817	6,076,850	5,334,401	60,137,741	48,017,180
Cost of mutual fund shares	$ 2,799,410	$ 67,992	$ 60,415	$ 649,331	$ 396,179

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 4,535,176	$ 3,108,623	$ 1,835,167	$ 2,513,726	$ 83,359
Total assets	4,535,176	3,108,623	1,835,167	2,513,726	83,359
Liabilities					
Payable to related parties	764	398	218	378	11
Total liabilities	764	398	218	378	11
Net assets	$ 4,534,412	$ 3,108,225	$ 1,834,949	$ 2,513,348	$ 83,348
Net assets					
Accumulation units	$ 4,534,412	$ 3,108,225	$ 1,834,949	$ 2,513,019	$ 83,348
Contracts in payout (annuitization)	-	-	-	329	-
Total net assets	$ 4,534,412	$ 3,108,225	$ 1,834,949	$ 2,513,348	$ 83,348
Total number of mutual fund shares	482,465,580	321,803,616	185,557,800	124,441,876	4,143,078
Cost of mutual fund shares	$ 4,447,317	$ 3,056,361	$ 1,809,764	$ 2,673,118	$ 97,641

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 652,672	$ 22,442	$ 299,514	$ 4,692	$ 272,644
Total assets	652,672	22,442	299,514	4,692	272,644
Liabilities					
Payable to related parties	112	3	51	1	40
Total liabilities	112	3	51	1	40
Net assets	$ 652,560	$ 22,439	$ 299,463	$ 4,691	$ 272,604
Net assets					
Accumulation units	$ 652,404	$ 22,439	$ 299,442	$ 4,691	$ 272,604
Contracts in payout (annuitization)	156	-	21	-	-
Total net assets	$ 652,560	$ 22,439	$ 299,463	$ 4,691	$ 272,604
Total number of mutual fund shares	62,696,598	2,168,338	28,149,829	443,477	21,707,350
Cost of mutual fund shares	$ 754,045	$ 28,238	$ 321,874	$ 5,650	$ 300,977

The accompanying notes are an integral part of these financial statements.

18

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 60,909	$ 41,761	$ 482,274	$ 51,356	$ 16,531
Total assets	60,909	41,761	482,274	51,356	16,531
Liabilities					
Payable to related parties	9	5	100	7	2
Total liabilities	9	5	100	7	2
Net assets	$ 60,900	$ 41,756	$ 482,174	$ 51,349	$ 16,529
Net assets					
Accumulation units	$ 60,900	$ 41,756	$ 482,142	$ 51,349	$ 16,529
Contracts in payout (annuitization)	-	-	32	-	-
Total net assets	$ 60,900	$ 41,756	$ 482,174	$ 51,349	$ 16,529
Total number of mutual fund shares	4,880,542	4,332,053	24,936,596	2,666,444	2,045,916
Cost of mutual fund shares	$ 62,733	$ 38,865	$ 547,391	$ 64,067	$ 15,420

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 425	$ 203	$ 2,051	$ 288,247	$ 156,347
Total assets	425	203	2,051	288,247	156,347
Liabilities					
Payable to related parties	-	-	-	-	17
Total liabilities	-	-	-	-	17
Net assets	$ 425	$ 203	$ 2,051	$ 288,247	$ 156,330
Net assets					
Accumulation units	$ 425	$ 203	$ 2,051	$ 288,247	$ 156,330
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 425	$ 203	$ 2,051	$ 288,247	$ 156,330
Total number of mutual fund shares	52,748	23,574	209,267	19,242,145	18,590,599
Cost of mutual fund shares	$ 568	$ 281	$ 1,600	$ 307,460	$ 162,630

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 267,020	$ 67,921	$ 89,410	$ 7,416	$ 124,392
Total assets	267,020	67,921	89,410	7,416	124,392
Liabilities					
Payable to related parties	25	6	17	1	16
Total liabilities	25	6	17	1	16
Net assets	$ 266,995	$ 67,915	$ 89,393	$ 7,415	$ 124,376
Net assets					
Accumulation units	$ 266,995	$ 67,915	$ 89,393	$ 7,415	$ 124,376
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 266,995	$ 67,915	$ 89,393	$ 7,415	$ 124,376
Total number of mutual fund shares	16,762,065	5,973,700	2,347,341	609,388	10,506,062
Cost of mutual fund shares	$ 290,374	$ 60,856	$ 97,990	$ 7,759	$ 154,402

The accompanying notes are an integral part of these financial statements.

21

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,547	$ 9,629	$ 16,961	$ 16,850	$ 11,036
Total assets	8,547	9,629	16,961	16,850	11,036
Liabilities					
Payable to related parties	-	-	1	1	1
Total liabilities	-	-	1	1	1
Net assets	$ 8,547	$ 9,629	$ 16,960	$ 16,849	$ 11,035
Net assets					
Accumulation units	$ 8,547	$ 9,629	$ 16,960	$ 16,849	$ 11,035
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,547	$ 9,629	$ 16,960	$ 16,849	$ 11,035
Total number of mutual fund shares	813,992	831,533	1,667,741	1,696,868	1,102,533
Cost of mutual fund shares	$ 8,933	$ 9,458	$ 18,051	$ 17,258	$ 12,717

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class		ING Solution Income Portfolio - Service Class		ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class		ING T. Rowe Price Growth Equity Portfolio - Service Class		ING Templeton Foreign Equity Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,384	$	6,919	$	9,112	$	97,651	$	241,257
Total assets		1,384		6,919		9,112		97,651		241,257
Liabilities										
Payable to related parties		-		-		-		11		29
Total liabilities		-		-		-		11		29
Net assets	$	1,384	$	6,919	$	9,112	$	97,640	$	241,228
Net assets										
Accumulation units	$	1,384	$	6,919	$	9,112	$	97,640	$	241,228
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,384	$	6,919	$	9,112	$	97,640	$	241,228
Total number of mutual fund shares		138,357		668,492		1,380,616		2,110,471		23,287,346
Cost of mutual fund shares	$	1,621	$	7,190	$	8,797	$	84,610	$	267,152

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,479	$ 7,717	$ 6,503	$ 164,293	$ 2,346
Total assets	1,479	7,717	6,503	164,293	2,346
Liabilities					
Payable to related parties	-	1	-	22	25
Total liabilities	-	1	-	22	25
Net assets	$ 1,479	$ 7,716	$ 6,503	$ 164,271	$ 2,321
Net assets					
Accumulation units	$ 1,479	$ 7,716	$ 6,503	$ 164,271	$ 2,321
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,479	$ 7,716	$ 6,503	$ 164,271	$ 2,321
Total number of mutual fund shares	50,675	266,020	812,917	18,336,310	75,589
Cost of mutual fund shares	$ 1,295	$ 8,330	$ 8,299	$ 204,691	$ 2,506

The accompanying notes are an integral part of these financial statements.

24

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 189,556	$ 1,353	$ 589	$ 657	$ 109
Total assets	189,556	1,353	589	657	109
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 189,556	$ 1,353	$ 589	$ 657	$ 109
Net assets					
Accumulation units	$ 189,556	$ 1,353	$ 589	$ 657	$ 109
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 189,556	$ 1,353	$ 589	$ 657	$ 109
Total number of mutual fund shares	6,152,406	139,081	63,208	68,919	5,606
Cost of mutual fund shares	$ 206,336	$ 1,628	$ 837	$ 867	$ 137

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Assets					
Investments in mutual funds					
at fair value	$ 453,956	$ 14,319	$ 14,420	$ 10,452	$ 5,548
Total assets	453,956	14,319	14,420	10,452	5,548
Liabilities					
Payable to related parties	97	2	2	2	1
Total liabilities	97	2	2	2	1
Net assets	$ 453,859	$ 14,317	$ 14,418	$ 10,450	$ 5,547
Net assets					
Accumulation units	$ 453,859	$ 14,317	$ 14,418	$ 10,450	$ 5,547
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 453,859	$ 14,317	$ 14,418	$ 10,450	$ 5,547
Total number of mutual fund shares	23,545,420	1,847,641	1,778,089	1,323,049	698,691
Cost of mutual fund shares	$ 464,492	$ 17,584	$ 17,134	$ 12,612	$ 6,659

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Assets					
Investments in mutual funds					
at fair value	$ 5,145	$ 4,090	$ 5,719	$ 2,232	$ 15,808
Total assets	5,145	4,090	5,719	2,232	15,808
Liabilities					
Payable to related parties	1	-	1	-	2
Total liabilities	1	-	1	-	2
Net assets	$ 5,144	$ 4,090	$ 5,718	$ 2,232	$ 15,806
Net assets					
Accumulation units	$ 5,144	$ 4,090	$ 5,718	$ 2,232	$ 15,806
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,144	$ 4,090	$ 5,718	$ 2,232	$ 15,806
Total number of mutual fund shares	653,757	509,966	728,504	290,261	1,674,619
Cost of mutual fund shares	$ 6,197	$ 4,915	$ 6,743	$ 2,727	$ 16,825

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Dow Jones Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 45,371	$ 223,284	$ 608	$ 755	$ 41,691
Total assets	45,371	223,284	608	755	41,691
Liabilities					
Payable to related parties	13	30	-	-	5
Total liabilities	13	30	-	-	5
Net assets	$ 45,358	$ 223,254	$ 608	$ 755	$ 41,686
Net assets					
Accumulation units	$ 45,358	$ 223,254	$ 608	$ 755	$ 41,686
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 45,358	$ 223,254	$ 608	$ 755	$ 41,686
Total number of mutual fund shares	4,569,068	45,016,949	52,317	65,105	3,199,642
Cost of mutual fund shares	$ 46,444	$ 192,320	$ 608	$ 748	$ 40,029

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan Equity Index Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 174,368	$ 127,744	$ 94,482	$ 69,596	$ 324
Total assets	174,368	127,744	94,482	69,596	324
Liabilities					
Payable to related parties	31	19	14	8	-
Total liabilities	31	19	14	8	-
Net assets	$ 174,337	$ 127,725	$ 94,468	$ 69,588	$ 324
Net assets					
Accumulation units	$ 174,337	$ 127,725	$ 94,468	$ 69,588	$ 324
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 174,337	$ 127,725	$ 94,468	$ 69,588	$ 324
Total number of mutual fund shares	14,141,791	10,042,755	8,280,638	8,518,443	33,083
Cost of mutual fund shares	$ 232,911	$ 174,943	$ 131,995	$ 62,006	$ 322

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 11,222	$ 17,238	$ 141,921	$ 372,581	$ 24,009
Total assets	11,222	17,238	141,921	372,581	24,009
Liabilities					
Payable to related parties	3	1	27	84	4
Total liabilities	3	1	27	84	4
Net assets	$ 11,219	$ 17,237	$ 141,894	$ 372,497	$ 24,005
Net assets					
Accumulation units	$ 11,219	$ 17,237	$ 141,894	$ 372,497	$ 24,005
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 11,219	$ 17,237	$ 141,894	$ 372,497	$ 24,005
Total number of mutual fund shares	1,176,274	1,730,711	11,070,245	41,910,072	1,899,466
Cost of mutual fund shares	$ 15,311	$ 14,328	$ 120,865	$ 316,306	$ 20,764

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 248,423	$ 85,128	$ 114,715	$ 75,541	$ 251,785
Total assets	248,423	85,128	114,715	75,541	251,785
Liabilities					
Payable to related parties	55	9	15	8	27
Total liabilities	55	9	15	8	27
Net assets	$ 248,368	$ 85,119	$ 114,700	$ 75,533	$ 251,758
Net assets					
Accumulation units	$ 248,368	$ 85,119	$ 114,700	$ 75,533	$ 251,758
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 248,368	$ 85,119	$ 114,700	$ 75,533	$ 251,758
Total number of mutual fund shares	18,920,296	9,203,062	11,741,583	5,159,893	24,303,548
Cost of mutual fund shares	$ 220,288	$ 69,200	$ 102,945	$ 63,680	$ 243,711

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S		ING International Value Portfolio - Class S		ING MidCap Opportunities Portfolio - Class S		ING SmallCap Opportunities Portfolio - Class S		Legg Mason ClearBridge Variable Investors Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	213,057	$	10,719	$	297,209	$	59,454	$	80
Total assets		213,057		10,719		297,209		59,454		80
Liabilities										
Payable to related parties		24		1		79		13		-
Total liabilities		24		1		79		13		-
Net assets	$	213,033	$	10,718	$	297,130	$	59,441	$	80
Net assets										
Accumulation units	$	213,033	$	10,718	$	297,127	$	59,441	$	80
Contracts in payout (annuitization)		-		-		3		-		-
Total net assets	$	213,033	$	10,718	$	297,130	$	59,441	$	80
Total number of mutual fund shares		27,420,500		1,246,378		33,545,073		3,774,887		6,424
Cost of mutual fund shares	$	213,825	$	15,451	$	314,591	$	63,264	$	108

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds					
at fair value	$ 46	$ 78	$ 23	$ 1,600	$ 11,216
Total assets	46	78	23	1,600	11,216
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 46	$ 78	$ 23	$ 1,600	$ 11,216
Net assets					
Accumulation units	$ 46	$ 78	$ 23	$ 1,600	$ 11,216
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 46	$ 78	$ 23	$ 1,600	$ 11,216
Total number of mutual fund shares	7,361	13,793	23,087	112,059	901,596
Cost of mutual fund shares	$ 72	$ 90	$ 23	$ 1,704	$ 11,260

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage Asset Allocation Fund
Assets					
Investments in mutual funds					
at fair value	$ 15,030	$ 15,321	$ 10,446	$ 14,305	$ 2,009
Total assets	15,030	15,321	10,446	14,305	2,009
Liabilities					
Payable to related parties	1	5	2	2	-
Total liabilities	1	5	2	2	-
Net assets	$ 15,029	$ 15,316	$ 10,444	$ 14,303	$ 2,009
Net assets					
Accumulation units	$ 15,029	$ 15,316	$ 10,444	$ 14,303	$ 2,009
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,029	$ 15,316	$ 10,444	$ 14,303	$ 2,009
Total number of mutual fund shares	891,969	655,011	496,021	1,001,053	190,752
Cost of mutual fund shares	$ 19,384	$ 19,884	$ 13,960	$ 19,990	$ 2,426

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund
Assets					
Investments in mutual funds at fair value	$ 238	$ 555	$ 1,529	$ 36	$ 464
Total assets	238	555	1,529	36	464
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 238	$ 555	$ 1,529	$ 36	$ 464
Net assets					
Accumulation units	$ 238	$ 555	$ 1,529	$ 36	$ 464
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 238	$ 555	$ 1,529	$ 36	$ 464
Total number of mutual fund shares	26,732	49,074	170,459	36,370	73,125
Cost of mutual fund shares	$ 251	$ 773	$ 1,464	$ 36	$ 537

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Wells Fargo Advantage Total Return Bond Fund
Assets	
Investments in mutual funds	
at fair value	$ 1,080
Total assets	1,080
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 1,080
Net assets	
Accumulation units	$ 1,080
Contracts in payout (annuitization)	-
Total net assets	$ 1,080
Total number of mutual fund shares	104,489
Cost of mutual fund shares	$ 1,035

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 344	$ 16,196	$ 11	$ 2	$ 2
Total investment income	344	16,196	11	2	2
Expenses:					
Mortality, expense risk					
and other charges	315	12,683	4	-	4
Annual administrative charges	9	172	-	-	-
Contingent deferred sales charges	21	330	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	151	5,739	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	496	18,924	4	-	4
Net investment income (loss)	(152)	(2,728)	7	2	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,132)	(6,491)	(3)	-	(3)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,132)	(6,491)	(3)	-	(3)
Net unrealized appreciation					
(depreciation) of investments	7,970	153,606	52	(1)	87
Net realized and unrealized gain (loss)					
on investments	4,838	147,115	49	(1)	84
Net increase (decrease) in net assets					
resulting from operations	$ 4,686	$ 144,387	$ 56	$ 1	$ 82

The accompanying notes are an integral part of these financial statements.

37

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 1,233	$ -	$ 3,341	$ 8,103	$ 160
Total investment income	1,233	-	3,341	8,103	160
Expenses:					
Mortality, expense risk and other charges	2,372	1	2,745	11,914	100
Annual administrative charges	59	-	59	190	1
Contingent deferred sales charges	119	-	153	526	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,254	-	1,183	5,043	41
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,804	1	4,140	17,673	144
Net investment income (loss)	(2,571)	(1)	(799)	(9,570)	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10,764)	(2)	(20,914)	(97,536)	(464)
Capital gains distributions	255	-	-	196	442
Total realized gain (loss) on investments and capital gains distributions	(10,509)	(2)	(20,914)	(97,340)	(22)
Net unrealized appreciation (depreciation) of investments	39,355	10	60,712	315,224	2,746
Net realized and unrealized gain (loss) on investments	28,846	8	39,798	217,884	2,724
Net increase (decrease) in net assets resulting from operations	$ 26,275	$ 7	$ 38,999	$ 208,314	$ 2,740

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Asset Allocation Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 270	$ 73,158	$ -	$ -	$ 3,876
Total investment income	270	73,158	-	-	3,876
Expenses:					
Mortality, expense risk and other charges	77	19,392	1,966	98	4,018
Annual administrative charges	1	317	17	-	55
Contingent deferred sales charges	2	1,297	96	2	144
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	10	7,572	640	57	1,816
Amortization of deferred charges	-	2	-	-	-
Total expenses	90	28,580	2,719	157	6,033
Net investment income (loss)	180	44,578	(2,719)	(157)	(2,157)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(448)	(25,677)	(154,075)	(7,717)	(2,085)
Capital gains distributions	-	-	-	-	1,056
Total realized gain (loss) on investments and capital gains distributions	(448)	(25,677)	(154,075)	(7,717)	(1,029)
Net unrealized appreciation (depreciation) of investments	1,277	77,998	199,076	9,849	54,499
Net realized and unrealized gain (loss) on investments	829	52,321	45,001	2,132	53,470
Net increase (decrease) in net assets resulting from operations	$ 1,009	$ 96,899	$ 42,282	$ 1,975	$ 51,313

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13,452	$ 33,986	$ 27,902	$ 39,432	$ 281
Total investment income	13,452	33,986	27,902	39,432	281
Expenses:					
Mortality, expense risk and other charges	6,648	30,697	20,313	19,120	944
Annual administrative charges	93	549	350	333	16
Contingent deferred sales charges	352	1,611	1,032	809	33
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2,836	14,041	8,756	8,231	378
Amortization of deferred charges	-	-	-	2	-
Total expenses	9,929	46,898	30,451	28,495	1,371
Net investment income (loss)	3,523	(12,912)	(2,549)	10,937	(1,090)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,843)	(30,563)	(18,732)	(1,426)	2,582
Capital gains distributions	85	232,431	87,690	181,240	-
Total realized gain (loss) on investments and capital gains distributions	(1,758)	201,868	68,958	179,814	2,582
Net unrealized appreciation (depreciation) of investments	34,679	356,847	228,716	174,029	14,266
Net realized and unrealized gain (loss) on investments	32,921	558,715	297,674	353,843	16,848
Net increase (decrease) in net assets resulting from operations	$ 36,444	$ 545,803	$ 295,125	$ 364,780	$ 15,758

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17,192	$ 1,217	$ 1,924	$ 1	$ 355
Total investment income	17,192	1,217	1,924	1	355
Expenses:					
Mortality, expense risk					
and other charges	8,827	705	1,037	1	1,904
Annual administrative charges	166	13	21	-	44
Contingent deferred sales charges	451	17	58	-	132
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,897	402	376	-	779
Amortization of deferred charges	-	-	-	-	-
Total expenses	13,341	1,137	1,492	1	2,859
Net investment income (loss)	3,851	80	432	-	(2,504)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(27,947)	(1,526)	1,080	(11)	(12,056)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(27,947)	(1,526)	1,080	(11)	(12,056)
Net unrealized appreciation					
(depreciation) of investments	106,632	7,567	2,623	49	42,442
Net realized and unrealized gain (loss)					
on investments	78,685	6,041	3,703	38	30,386
Net increase (decrease) in net assets					
resulting from operations	$ 82,536	$ 6,121	$ 4,135	$ 38	$ 27,882

The accompanying notes are an integral part of these financial statements.

41

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 103	$ 5	$ 3,275	$ 43	$ 10,146
Total investment income	103	5	3,275	43	10,146
Expenses:					
Mortality, expense risk					
and other charges	425	37	2,165	33	4,255
Annual administrative charges	9	1	34	-	126
Contingent deferred sales charges	29	1	102	1	302
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	193	21	978	19	1,737
Amortization of deferred charges	-	-	-	-	-
Total expenses	656	60	3,279	53	6,420
Net investment income (loss)	(553)	(55)	(4)	(10)	3,726
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,536)	(108)	(21,929)	(229)	(55,438)
Capital gains distributions	-	-	-	-	6,198
Total realized gain (loss) on investments					
and capital gains distributions	(3,536)	(108)	(21,929)	(229)	(49,240)
Net unrealized appreciation					
(depreciation) of investments	6,048	344	59,954	807	121,520
Net realized and unrealized gain (loss)					
on investments	2,512	236	38,025	578	72,280
Net increase (decrease) in net assets					
resulting from operations	$ 1,959	$ 181	$ 38,021	$ 568	$ 76,006

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 578	$ -	$ 218	$ -	$ 3,126
Total investment income	578	-	218	-	3,126
Expenses:					
Mortality, expense risk					
and other charges	266	2,888	738	15	11,127
Annual administrative charges	5	57	18	-	306
Contingent deferred sales charges	5	153	51	-	538
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	153	1,322	300	9	4,046
Amortization of deferred charges	-	-	-	-	-
Total expenses	429	4,420	1,107	24	16,017
Net investment income (loss)	149	(4,420)	(889)	(24)	(12,891)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,594)	(8,794)	(215)	(26)	(28,190)
Capital gains distributions	375	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,219)	(8,794)	(215)	(26)	(28,190)
Net unrealized appreciation					
(depreciation) of investments	6,801	38,662	17,391	312	241,241
Net realized and unrealized gain (loss)					
on investments	4,582	29,868	17,176	286	213,051
Net increase (decrease) in net assets					
resulting from operations	$ 4,731	$ 25,448	$ 16,287	$ 262	$ 200,160

The accompanying notes are an integral part of these financial statements.

43

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 97	$ 2	$ 23,506	$ 462	$ 209
Total investment income	97	2	23,506	462	209
Expenses:					
Mortality, expense risk and other charges	499	2,251	6,062	126	2,714
Annual administrative charges	10	32	101	2	41
Contingent deferred sales charges	13	131	339	2	142
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	280	1,208	2,159	62	1,082
Amortization of deferred charges	-	-	-	-	-
Total expenses	802	3,622	8,661	192	3,979
Net investment income (loss)	(705)	(3,620)	14,845	270	(3,770)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(869)	(19,278)	(12,855)	(883)	(13,244)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(869)	(19,278)	(12,855)	(883)	(13,244)
Net unrealized appreciation (depreciation) of investments	10,062	48,080	88,813	2,414	52,591
Net realized and unrealized gain (loss) on investments	9,193	28,802	75,958	1,531	39,347
Net increase (decrease) in net assets resulting from operations	$ 8,488	$ 25,182	$ 90,803	$ 1,801	$ 35,577

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Growth and Income Portfolio II - Service Class	ING Growth and Income Portfolio II - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 21,959	$ 2,022	$ 11	$ 3,538	$ 237
Total investment income	21,959	2,022	11	3,538	237
Expenses:					
Mortality, expense risk					
and other charges	12,481	10,850	439	1,230	98
Annual administrative charges	203	212	8	7	-
Contingent deferred sales charges	695	660	14	81	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,215	4,798	256	552	60
Amortization of deferred charges	-	-	-	-	-
Total expenses	19,594	16,520	717	1,870	163
Net investment income (loss)	2,365	(14,498)	(706)	1,668	74
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(33,454)	(48,883)	(490)	(163,053)	(13,252)
Capital gains distributions	10,503	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(22,951)	(48,883)	(490)	(163,053)	(13,252)
Net unrealized appreciation					
(depreciation) of investments	202,439	251,057	8,414	177,974	14,414
Net realized and unrealized gain (loss)					
on investments	179,488	202,174	7,924	14,921	1,162
Net increase (decrease) in net assets					
resulting from operations	$ 181,853	$ 187,676	$ 7,218	$ 16,589	$ 1,236

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Index Plus International Equity Portfolio - Service 2 Class	ING International Growth Opportunities Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,013	$ 17	$ 1,824	$ 140	$ 2,511
Total investment income	1,013	17	1,824	140	2,511
Expenses:					
Mortality, expense risk and other charges	149	3	537	48	7,209
Annual administrative charges	-	-	6	-	161
Contingent deferred sales charges	8	-	27	5	367
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	58	2	128	31	2,987
Amortization of deferred charges	-	-	-	-	-
Total expenses	215	5	698	84	10,724
Net investment income (loss)	798	12	1,126	56	(8,213)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18,492)	(303)	(57,152)	(4,645)	(89,271)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(18,492)	(303)	(57,152)	(4,645)	(89,271)
Net unrealized appreciation (depreciation) of investments	20,269	338	74,924	6,204	218,338
Net realized and unrealized gain (loss) on investments	1,777	35	17,772	1,559	129,067
Net increase (decrease) in net assets resulting from operations	$ 2,575	$ 47	$ 18,898	$ 1,615	$ 120,854

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 62	$ 8,188	$ 309	$ 569	$ 72
Total investment income	62	8,188	309	569	72
Expenses:					
Mortality, expense risk and other charges	347	9,773	476	2,272	542
Annual administrative charges	6	209	9	43	11
Contingent deferred sales charges	4	487	9	123	12
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	195	4,270	271	1,061	312
Amortization of deferred charges	-	-	-	-	-
Total expenses	552	14,739	765	3,499	877
Net investment income (loss)	(490)	(6,551)	(456)	(2,930)	(805)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,292)	11,967	1,033	(8,990)	(981)
Capital gains distributions	-	-	-	3,022	705
Total realized gain (loss) on investments and capital gains distributions	(3,292)	11,967	1,033	(5,968)	(276)
Net unrealized appreciation (depreciation) of investments	9,247	287,371	13,106	37,207	7,627
Net realized and unrealized gain (loss) on investments	5,955	299,338	14,139	31,239	7,351
Net increase (decrease) in net assets resulting from operations	$ 5,465	$ 292,787	$ 13,683	$ 28,309	$ 6,546

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	ING LifeStyle Conservative Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 948	$ 37	$ 28,198	$ 78	$ 8,790
Total investment income	948	37	28,198	78	8,790
Expenses:					
Mortality, expense risk					
and other charges	143	6	11,083	38	3,552
Annual administrative charges	1	-	135	1	20
Contingent deferred sales charges	10	-	722	-	109
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	30	4	6,410	21	1,558
Amortization of deferred charges	-	-	-	-	-
Total expenses	184	10	18,350	60	5,239
Net investment income (loss)	764	27	9,848	18	3,551
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(17,325)	(644)	(373,119)	(1,671)	7,747
Capital gains distributions	-	-	12,199	37	32,700
Total realized gain (loss) on investments					
and capital gains distributions	(17,325)	(644)	(360,920)	(1,634)	40,447
Net unrealized appreciation					
(depreciation) of investments	17,502	648	521,999	2,126	(699)
Net realized and unrealized gain (loss)					
on investments	177	4	161,079	492	39,748
Net increase (decrease) in net assets					
resulting from operations	$ 941	$ 31	$ 170,927	$ 510	$ 43,299

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING LifeStyle Conservative Portfolio - Service 2 Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 142,326	$ 467	$ 139,674	$ 635
Total investment income	29	142,326	467	139,674	635
Expenses:					
Mortality, expense risk					
and other charges	5	43,592	148	36,696	182
Annual administrative charges	-	883	1	253	1
Contingent deferred sales charges	-	2,104	4	2,271	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2	22,079	77	15,747	71
Amortization of deferred charges	-	1	-	-	-
Total expenses	7	68,659	230	54,967	258
Net investment income (loss)	22	73,667	237	84,707	377
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(81)	(1,030,217)	(3,948)	(625,235)	(4,045)
Capital gains distributions	116	63,738	216	53,613	255
Total realized gain (loss) on investments					
and capital gains distributions	35	(966,479)	(3,732)	(571,622)	(3,790)
Net unrealized appreciation					
(depreciation) of investments	-	1,524,090	5,608	988,979	5,800
Net realized and unrealized gain (loss)					
on investments	35	557,611	1,876	417,357	2,010
Net increase (decrease) in net assets					
resulting from operations	$ 57	$ 631,278	$ 2,113	$ 502,064	$ 2,387

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 92,127	$ 1,092	$ 5,845	$ 2,139	$ 26
Total investment income	92,127	1,092	5,845	2,139	26
Expenses:					
Mortality, expense risk					
and other charges	21,644	238	1,945	33,803	779
Annual administrative charges	133	1	58	575	9
Contingent deferred sales charges	1,258	3	133	8,053	154
Minimum death benefit guarantee charges	-	-	-	2	-
Other contract charges	8,598	120	234	9,290	340
Amortization of deferred charges	-	-	1	(2)	-
Total expenses	31,633	362	2,371	51,721	1,282
Net investment income (loss)	60,494	730	3,474	(49,582)	(1,256)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(255,960)	(1,955)	(3,007)	-	-
Capital gains distributions	20,724	248	1,013	4,075	87
Total realized gain (loss) on investments					
and capital gains distributions	(235,236)	(1,707)	(1,994)	4,075	87
Net unrealized appreciation					
(depreciation) of investments	432,533	4,078	4,524	-	-
Net realized and unrealized gain (loss)					
on investments	197,297	2,371	2,530	4,075	87
Net increase (decrease) in net assets					
resulting from operations	$ 257,791	$ 3,101	$ 6,004	$ (45,507)	$ (1,169)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 399	$ 11	$ 3,616	$ 110	$ 2,053
Total investment income	399	11	3,616	110	2,053
Expenses:					
Mortality, expense risk and other charges	919	32	6,943	271	2,879
Annual administrative charges	24	1	244	5	51
Contingent deferred sales charges	51	-	319	7	135
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	292	15	2,083	150	1,344
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,286	48	9,589	433	4,409
Net investment income (loss)	(887)	(37)	(5,973)	(323)	(2,356)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5,214)	(178)	10,411	(133)	(22,978)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(5,214)	(178)	10,411	(133)	(22,978)
Net unrealized appreciation (depreciation) of investments	13,521	477	92,547	4,078	74,292
Net realized and unrealized gain (loss) on investments	8,307	299	102,958	3,945	51,314
Net increase (decrease) in net assets resulting from operations	$ 7,420	$ 262	$ 96,985	$ 3,622	$ 48,958

The accompanying notes are an integral part of these financial statements.

51

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Active Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 18,750	$ 765	$ 20,238	$ 2,129	$ 148
Total investment income	18,750	765	20,238	2,129	148
Expenses:					
Mortality, expense risk					
and other charges	12,548	583	6,286	92	233
Annual administrative charges	321	10	131	1	3
Contingent deferred sales charges	727	16	482	4	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,563	305	2,787	41	98
Amortization of deferred charges	1	-	-	-	-
Total expenses	17,160	914	9,686	138	341
Net investment income (loss)	1,590	(149)	10,552	1,991	(193)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(26,042)	(2,166)	(15,443)	172	79
Capital gains distributions	-	-	-	-	36
Total realized gain (loss) on investments					
and capital gains distributions	(26,042)	(2,166)	(15,443)	172	115
Net unrealized appreciation					
(depreciation) of investments	131,083	6,589	99,841	852	3,983
Net realized and unrealized gain (loss)					
on investments	105,041	4,423	84,398	1,024	4,098
Net increase (decrease) in net assets					
resulting from operations	$ 106,631	$ 4,274	$ 94,950	$ 3,015	$ 3,905

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 1,493	$ 18	$ 30,099	$ 103,970	$ 2,476
Total investment income	1,493	18	30,099	103,970	2,476
Expenses:					
Mortality, expense risk and other charges	1,636	24	6,156	45,116	1,213
Annual administrative charges	8	-	(404)	652	15
Contingent deferred sales charges	84	1	350	3,159	43
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	413	14	1,848	17,197	546
Amortization of deferred charges	-	-	-	3	-
Total expenses	2,141	39	7,950	66,127	1,817
Net investment income (loss)	(648)	(21)	22,149	37,843	659
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11,836)	(820)	(18,648)	13,414	553
Capital gains distributions	-	-	-	84,399	2,109
Total realized gain (loss) on investments and capital gains distributions	(11,836)	(820)	(18,648)	97,813	2,662
Net unrealized appreciation (depreciation) of investments	25,048	977	132,752	159,164	4,065
Net realized and unrealized gain (loss) on investments	13,212	157	114,104	256,977	6,727
Net increase (decrease) in net assets resulting from operations	$ 12,564	$ 136	$ 136,253	$ 294,820	$ 7,386

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 561	$ 6,288	$ -	$ -	$ -
Total investment income	561	6,288	-	-	-
Expenses:					
Mortality, expense risk and other charges	767	8,618	1,315	14,855	10,078
Annual administrative charges	17	212	58	1,051	558
Contingent deferred sales charges	36	458	56	751	413
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	331	3,482	544	7,048	4,017
Amortization of deferred charges	-	1	-	-	-
Total expenses	1,151	12,771	1,973	23,705	15,066
Net investment income (loss)	(590)	(6,483)	(1,973)	(23,705)	(15,066)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,250)	(21,539)	137	(53)	(177)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,250)	(21,539)	137	(53)	(177)
Net unrealized appreciation (depreciation) of investments	11,780	130,193	4,284	87,859	52,262
Net realized and unrealized gain (loss) on investments	9,530	108,654	4,421	87,806	52,085
Net increase (decrease) in net assets resulting from operations	$ 8,940	$ 102,171	$ 2,448	$ 64,101	$ 37,019

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 42,153	$ 1,288	$ 10,026	$ 325
Total investment income	-	42,153	1,288	10,026	325
Expenses:					
Mortality, expense risk and other charges	5,946	37,394	1,339	9,425	350
Annual administrative charges	304	791	22	225	7
Contingent deferred sales charges	304	2,123	46	498	18
Minimum death benefit guarantee charges	-	1	-	1	-
Other contract charges	2,255	14,113	708	3,536	197
Amortization of deferred charges	-	2	-	4	-
Total expenses	8,809	54,424	2,115	13,689	572
Net investment income (loss)	(8,809)	(12,271)	(827)	(3,663)	(247)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(14)	(10,212)	(2,736)	(13,272)	(1,180)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(14)	(10,212)	(2,736)	(13,272)	(1,180)
Net unrealized appreciation (depreciation) of investments	25,403	598,703	22,878	132,250	5,403
Net realized and unrealized gain (loss) on investments	25,389	588,491	20,142	118,978	4,223
Net increase (decrease) in net assets resulting from operations	$ 16,580	$ 576,220	$ 19,315	$ 115,315	$ 3,976

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,528	$ 82	$ 635	$ -	$ 16,248
Total investment income	5,528	82	635	-	16,248
Expenses:					
Mortality, expense risk					
and other charges	4,191	71	1,104	-	3,985
Annual administrative charges	102	1	6	-	80
Contingent deferred sales charges	186	3	77	-	242
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,429	40	574	-	1,797
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,908	115	1,761	-	6,104
Net investment income (loss)	(380)	(33)	(1,126)	-	10,144
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	669	(158)	(69,476)	(1)	(6,867)
Capital gains distributions	-	-	-	-	7,031
Total realized gain (loss) on investments					
and capital gains distributions	669	(158)	(69,476)	(1)	164
Net unrealized appreciation					
(depreciation) of investments	65,048	1,222	94,626	3	43,610
Net realized and unrealized gain (loss)					
on investments	65,717	1,064	25,150	2	43,774
Net increase (decrease) in net assets					
resulting from operations	$ 65,337	$ 1,031	$ 24,024	$ 2	$ 53,918

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3,805	$ 683	$ 5,601	$ 532	$ 67
Total investment income	3,805	683	5,601	532	67
Expenses:					
Mortality, expense risk					
and other charges	969	342	7,131	809	169
Annual administrative charges	19	8	204	13	4
Contingent deferred sales charges	30	8	305	23	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	524	144	1,813	413	76
Amortization of deferred charges	-	-	1	-	-
Total expenses	1,542	502	9,454	1,258	256
Net investment income (loss)	2,263	181	(3,853)	(726)	(189)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(402)	260	(27,909)	(1,677)	(3,325)
Capital gains distributions	1,695	712	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,293	972	(27,909)	(1,677)	(3,325)
Net unrealized appreciation					
(depreciation) of investments	8,737	2,795	116,163	11,062	5,929
Net realized and unrealized gain (loss)					
on investments	10,030	3,767	88,254	9,385	2,604
Net increase (decrease) in net assets					
resulting from operations	$ 12,293	$ 3,948	$ 84,401	$ 8,659	$ 2,415

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1	$ 10	$ 27	$ -
Total investment income	2	1	10	27	-
Expenses:					
Mortality, expense risk					
and other charges	7	2	3	13	3,888
Annual administrative charges	-	-	-	-	58
Contingent deferred sales charges	-	-	-	-	197
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4	1	1	7	1,689
Amortization of deferred charges	-	-	-	-	-
Total expenses	11	3	4	20	5,832
Net investment income (loss)	(9)	(2)	6	7	(5,832)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(30)	(31)	(401)	(116)	(13,593)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(30)	(31)	(401)	(116)	(13,593)
Net unrealized appreciation					
(depreciation) of investments	129	82	425	688	84,871
Net realized and unrealized gain (loss)					
on investments	99	51	24	572	71,278
Net increase (decrease) in net assets					
resulting from operations	$ 90	$ 49	$ 30	$ 579	$ 65,446

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,793	$ 1,510	$ 757	$ -	$ 1,973
Total investment income	1,793	1,510	757	-	1,973
Expenses:					
Mortality, expense risk					
and other charges	2,536	3,779	816	1,440	521
Annual administrative charges	33	47	11	33	3
Contingent deferred sales charges	139	145	46	65	29
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,140	1,523	281	768	126
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,848	5,494	1,154	2,306	679
Net investment income (loss)	(2,055)	(3,984)	(397)	(2,306)	1,294
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(19,844)	(9,833)	(5,063)	(1,541)	(50,216)
Capital gains distributions	-	-	862	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(19,844)	(9,833)	(4,201)	(1,541)	(50,216)
Net unrealized appreciation					
(depreciation) of investments	53,172	72,285	17,143	24,464	57,119
Net realized and unrealized gain (loss)					
on investments	33,328	62,452	12,942	22,923	6,903
Net increase (decrease) in net assets					
resulting from operations	$ 31,273	$ 58,468	$ 12,545	$ 20,617	$ 8,197

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 164	$ 2,462	$ 287	$ 314	$ 552
Total investment income	164	2,462	287	314	552
Expenses:					
Mortality, expense risk					
and other charges	82	1,815	78	94	145
Annual administrative charges	2	32	1	1	1
Contingent deferred sales charges	4	91	-	1	12
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3	756	10	19	75
Amortization of deferred charges	-	-	-	-	-
Total expenses	91	2,694	89	115	233
Net investment income (loss)	73	(232)	198	199	319
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(325)	(11,074)	(467)	68	(456)
Capital gains distributions	119	2,046	-	348	129
Total realized gain (loss) on investments					
and capital gains distributions	(206)	(9,028)	(467)	416	(327)
Net unrealized appreciation					
(depreciation) of investments	2,273	43,891	1,703	490	2,759
Net realized and unrealized gain (loss)					
on investments	2,067	34,863	1,236	906	2,432
Net increase (decrease) in net assets					
resulting from operations	$ 2,140	$ 34,631	$ 1,434	$ 1,105	$ 2,751

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 457	$ 276	$ 28	$ 325	$ 19
Total investment income	457	276	28	325	19
Expenses:					
Mortality, expense risk and other charges	136	100	14	64	65
Annual administrative charges	1	1	1	1	1
Contingent deferred sales charges	1	43	-	-	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	69	64	7	18	30
Amortization of deferred charges	-	-	-	-	-
Total expenses	207	208	22	83	97
Net investment income (loss)	250	68	6	242	(78)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(213)	(791)	(212)	(145)	(161)
Capital gains distributions	12	9	10	24	-
Total realized gain (loss) on investments and capital gains distributions	(201)	(782)	(202)	(121)	(161)
Net unrealized appreciation (depreciation) of investments	3,286	2,934	483	754	2,763
Net realized and unrealized gain (loss) on investments	3,085	2,152	281	633	2,602
Net increase (decrease) in net assets resulting from operations	$ 3,335	$ 2,220	$ 287	$ 875	$ 2,524

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ -	$ 15	$ 50	$ 73
Total investment income	6	-	15	50	73
Expenses:					
Mortality, expense risk					
and other charges	958	3,263	19	91	95
Annual administrative charges	20	56	1	2	2
Contingent deferred sales charges	27	148	1	3	14
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	364	1,411	-	33	39
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,369	4,878	21	129	150
Net investment income (loss)	(1,363)	(4,878)	(6)	(79)	(77)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9,856)	(20,024)	(14)	(291)	(729)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(9,856)	(20,024)	(14)	(291)	(729)
Net unrealized appreciation					
(depreciation) of investments	31,516	71,714	479	2,354	2,302
Net realized and unrealized gain (loss)					
on investments	21,660	51,690	465	2,063	1,573
Net increase (decrease) in net assets					
resulting from operations	$ 20,297	$ 46,812	$ 459	$ 1,984	$ 1,496

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 3,467	$ 42	$ 2,982	$ 104	$ 51
Total investment income	3,467	42	2,982	104	51
Expenses:					
Mortality, expense risk and other charges	2,416	17	2,896	12	6
Annual administrative charges	44	51	-	-	-
Contingent deferred sales charges	94	147	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,100	1,104	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,654	1,319	2,896	12	6
Net investment income (loss)	(187)	(1,277)	86	92	45
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11,332)	(37)	(10,641)	(100)	(75)
Capital gains distributions	-	-	-	-	29
Total realized gain (loss) on investments and capital gains distributions	(11,332)	(37)	(10,641)	(100)	(46)
Net unrealized appreciation (depreciation) of investments	44,003	447	43,914	208	107
Net realized and unrealized gain (loss) on investments	32,671	410	33,273	108	61
Net increase (decrease) in net assets resulting from operations	$ 32,484	$ (867)	$ 33,359	$ 200	$ 106

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net investment income (loss)					
Income:					
Dividends	$ 49	$ 1	$ 5,286	$ 770	$ 1,024
Total investment income	49	1	5,286	770	1,024
Expenses:					
Mortality, expense risk					
and other charges	6	1	5,626	150	227
Annual administrative charges	-	-	190	(2)	3
Contingent deferred sales charges	-	-	308	24	34
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2	-	1,879	-	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	8	1	8,003	172	265
Net investment income (loss)	41	-	(2,717)	598	759
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(72)	(4)	(19,572)	(2,939)	(5,630)
Capital gains distributions	17	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(55)	(4)	(19,572)	(2,939)	(5,630)
Net unrealized appreciation					
(depreciation) of investments	108	28	101,072	2,033	4,620
Net realized and unrealized gain (loss)					
on investments	53	24	81,500	(906)	(1,010)
Net increase (decrease) in net assets					
resulting from operations	$ 94	$ 24	$ 78,783	$ (308)	$ (251)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 560	$ 359	$ 256	$ 155	$ 126
Total investment income	560	359	256	155	126
Expenses:					
Mortality, expense risk					
and other charges	322	325	221	127	103
Annual administrative charges	6	6	4	3	2
Contingent deferred sales charges	24	49	7	31	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	352	380	232	161	109
Net investment income (loss)	208	(21)	24	(6)	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(893)	(1,130)	(441)	(548)	(295)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(893)	(1,130)	(441)	(548)	(295)
Net unrealized appreciation					
(depreciation) of investments	562	997	274	506	243
Net realized and unrealized gain (loss)					
on investments	(331)	(133)	(167)	(42)	(52)
Net increase (decrease) in net assets					
resulting from operations	$ (123)	$ (154)	$ (143)	$ (48)	$ (35)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 130	$ 267	$ 80	$ 677	$ 2,402
Total investment income	130	267	80	677	2,402
Expenses:					
Mortality, expense risk and other charges	100	142	49	319	1,052
Annual administrative charges	1	1	1	10	26
Contingent deferred sales charges	4	14	2	3	28
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	105	157	52	332	1,106
Net investment income (loss)	25	110	28	345	1,296
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(248)	(559)	(170)	(484)	(310)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(248)	(559)	(170)	(484)	(310)
Net unrealized appreciation (depreciation) of investments	71	218	65	(713)	(3,050)
Net realized and unrealized gain (loss) on investments	(177)	(341)	(105)	(1,197)	(3,360)
Net increase (decrease) in net assets resulting from operations	$ (152)	$ (231)	$ (77)	$ (852)	$ (2,064)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Dow Jones Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Global Equity Option Portfolio - Class S	ING Hang Seng Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 29	$ 198
Total investment income	-	-	-	29	198
Expenses:					
Mortality, expense risk					
and other charges	2,559	2	2	76	245
Annual administrative charges	60	-	-	-	7
Contingent deferred sales charges	116	-	-	8	12
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,111	1	-	34	104
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,846	3	2	118	368
Net investment income (loss)	(3,846)	(3)	(2)	(89)	(170)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9,989)	13	-	856	764
Capital gains distributions	-	-	-	732	-
Total realized gain (loss) on investments					
and capital gains distributions	(9,989)	13	-	1,588	764
Net unrealized appreciation					
(depreciation) of investments	73,814	-	7	(92)	1,662
Net realized and unrealized gain (loss)					
on investments	63,825	13	7	1,496	2,426
Net increase (decrease) in net assets					
resulting from operations	$ 59,979	$ 10	$ 5	$ 1,407	$ 2,256

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan Equity Index Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 4,789	$ 1,630	$ 1,293	$ -	$ -
Total investment income	4,789	1,630	1,293	-	-
Expenses:					
Mortality, expense risk and other charges	2,590	1,899	1,424	548	1
Annual administrative charges	78	39	27	14	-
Contingent deferred sales charges	131	106	91	49	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	733	770	614	201	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,532	2,814	2,156	812	2
Net investment income (loss)	1,257	(1,184)	(863)	(812)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(20,494)	(15,463)	(11,004)	(531)	(9)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(20,494)	(15,463)	(11,004)	(531)	(9)
Net unrealized appreciation (depreciation) of investments	49,484	45,570	28,599	8,690	2
Net realized and unrealized gain (loss) on investments	28,990	30,107	17,595	8,159	(7)
Net increase (decrease) in net assets resulting from operations	$ 30,247	$ 28,923	$ 16,732	$ 7,347	$ (9)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 312	$ 295	$ -	$ -
Total investment income	1	312	295	-	-
Expenses:					
Mortality, expense risk					
and other charges	2	167	181	1,071	2,976
Annual administrative charges	-	5	2	53	165
Contingent deferred sales charges	-	20	3	57	109
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	44	69	465	768
Amortization of deferred charges	-	-	-	-	-
Total expenses	2	236	255	1,646	4,018
Net investment income (loss)	(1)	76	40	(1,646)	(4,018)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(181)	(1,624)	275	1,187	1,260
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(181)	(1,624)	275	1,187	1,260
Net unrealized appreciation					
(depreciation) of investments	231	2,712	2,749	21,056	58,609
Net realized and unrealized gain (loss)					
on investments	50	1,088	3,024	22,243	59,869
Net increase (decrease) in net assets					
resulting from operations	$ 49	$ 1,164	$ 3,064	$ 20,597	$ 55,851

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 320
Total investment income	-	-	-	-	320
Expenses:					
Mortality, expense risk and other charges	173	1,633	871	1,479	890
Annual administrative charges	7	100	17	27	15
Contingent deferred sales charges	8	66	28	58	62
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	37	473	336	630	364
Amortization of deferred charges	-	-	-	-	-
Total expenses	225	2,272	1,252	2,194	1,331
Net investment income (loss)	(225)	(2,272)	(1,252)	(2,194)	(1,011)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	367	1,109	(3,279)	(12,526)	(8,664)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	367	1,109	(3,279)	(12,526)	(8,664)
Net unrealized appreciation (depreciation) of investments	3,245	28,135	21,683	34,800	22,788
Net realized and unrealized gain (loss) on investments	3,612	29,244	18,404	22,274	14,124
Net increase (decrease) in net assets resulting from operations	$ 3,387	$ 26,972	$ 17,152	$ 20,080	$ 13,113

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 5,255	$ -	$ 151	$ 303	$ -
Total investment income	5,255	-	151	303	-
Expenses:					
Mortality, expense risk					
and other charges	4,301	2,951	98	4,089	895
Annual administrative charges	62	41	1	165	26
Contingent deferred sales charges	280	158	-	181	49
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,710	1,447	40	1,267	433
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,353	4,597	139	5,702	1,403
Net investment income (loss)	(1,098)	(4,597)	12	(5,399)	(1,403)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,864	(18,171)	(1,275)	(15,469)	(893)
Capital gains distributions	2,030	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	5,894	(18,171)	(1,275)	(15,469)	(893)
Net unrealized appreciation					
(depreciation) of investments	3,568	68,090	3,426	101,185	15,414
Net realized and unrealized gain (loss)					
on investments	9,462	49,919	2,151	85,716	14,521
Net increase (decrease) in net assets					
resulting from operations	$ 8,364	$ 45,322	$ 2,163	$ 80,317	$ 13,118

The accompanying notes are an integral part of these financial statements.

71

Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Legg Mason ClearBridge Variable Investors Portfolio	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 8	$ -	$ 6
Total investment income	1	-	8	-	6
Expenses:					
Mortality, expense risk and other charges	1	1	1	-	12
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	5
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	1	1	-	17
Net investment income (loss)	-	(1)	7	-	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(7)	(2)	-	(77)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(7)	(7)	(2)	-	(77)
Net unrealized appreciation (depreciation) of investments	22	17	23	-	471
Net realized and unrealized gain (loss) on investments	15	10	21	-	394
Net increase (decrease) in net assets resulting from operations	$ 15	$ 9	$ 28	$ -	$ 383

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net investment income (loss)					
Income:					
Dividends	$ 275	$ 427	$ -	$ 95	$ 264
Total investment income	275	427	-	95	264
Expenses:					
Mortality, expense risk					
and other charges	89	140	9	241	166
Annual administrative charges	1	1	-	9	4
Contingent deferred sales charges	-	-	1	13	18
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	23	49	1	111	77
Amortization of deferred charges	-	-	-	-	-
Total expenses	113	190	11	374	265
Net investment income (loss)	162	237	(11)	(279)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(65)	(1,049)	(2,985)	(848)	(1,510)
Capital gains distributions	406	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	341	(1,049)	(2,985)	(848)	(1,510)
Net unrealized appreciation					
(depreciation) of investments	872	2,633	2,845	3,813	3,915
Net realized and unrealized gain (loss)					
on investments	1,213	1,584	(140)	2,965	2,405
Net increase (decrease) in net assets					
resulting from operations	$ 1,375	$ 1,821	$ (151)	$ 2,686	$ 2,404

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund
Net investment income (loss)					
Income:					
Dividends	$ 76	$ 37	$ 4	$ 10	$ 5
Total investment income	76	37	4	10	5
Expenses:					
Mortality, expense risk and other charges	253	32	4	10	27
Annual administrative charges	6	1	-	-	-
Contingent deferred sales charges	15	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	86	17	2	3	13
Amortization of deferred charges	-	-	-	-	-
Total expenses	360	50	6	13	40
Net investment income (loss)	(284)	(13)	(2)	(3)	(35)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,153)	(104)	(11)	(30)	(11)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,153)	(104)	(11)	(30)	(11)
Net unrealized appreciation (depreciation) of investments	6,093	324	67	102	524
Net realized and unrealized gain (loss) on investments	3,940	220	56	72	513
Net increase (decrease) in net assets resulting from operations	$ 3,656	$ 207	$ 54	$ 69	$ 478

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Net investment income (loss)			
Income:			
Dividends	$ -	$ -	$ 47
Total investment income	-	-	47
Expenses:			
Mortality, expense risk and other charges	1	8	19
Annual administrative charges	-	-	-
Contingent deferred sales charges	-	-	-
Minimum death benefit guarantee charges	-	-	-
Other contract charges	-	4	7
Amortization of deferred charges	-	-	-
Total expenses	1	12	26
Net investment income (loss)	(1)	(12)	21
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	-	(62)	1
Capital gains distributions	-	-	4
Total realized gain (loss) on investments and capital gains distributions	-	(62)	5
Net unrealized appreciation (depreciation) of investments	-	249	65
Net realized and unrealized gain (loss) on investments	-	187	70
Net increase (decrease) in net assets resulting from operations	$ (1)	$ 175	$ 91

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A
Net assets at January 1, 2008	$ 42,305	$ -	$ 668	$ 80
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(438)	7,155	10	4
Total realized gain (loss) on investments and capital gains distributions	4,232	591	71	(6)
Net unrealized appreciation (depreciation) of investments	(19,898)	(54,254)	(231)	4
Net increase (decrease) in net assets from operations	(16,104)	(46,508)	(150)	2
Changes from principal transactions:				
Premiums	48	222,833	-	-
Death Benefits	(251)	(1,171)	(51)	-
Surrenders and withdrawals	(8,138)	222,426	(205)	(55)
Transfers between Divisions (including fixed account), net	2	220	-	-
Increase (decrease) in net assets derived from principal transactions	(8,339)	444,308	(256)	(55)
Total increase (decrease) in net assets	(24,443)	397,800	(406)	(53)
Net assets at December 31, 2008	17,862	397,800	262	27
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	(2,728)	7	2
Total realized gain (loss) on investments and capital gains distributions	(3,132)	(6,491)	(3)	-
Net unrealized appreciation (depreciation) of investments	7,970	153,606	52	(1)
Net increase (decrease) in net assets from operations	4,686	144,387	56	1
Changes from principal transactions:				
Premiums	5	133,817	-	-
Death Benefits	(167)	(4,568)	-	-
Surrenders and withdrawals	(935)	(17,228)	(5)	(6)
Transfers between Divisions (including fixed account), net	(1,330)	321,397	(5)	-
Increase (decrease) in net assets derived from principal transactions	(2,427)	433,418	(10)	(6)
Total increase (decrease) in net assets	2,259	577,805	46	(5)
Net assets at December 31, 2009	$ 20,121	$ 975,605	$ 308	$ 22

The accompanying notes are an integral part of these financial statements.

76

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Columbia Large Cap Growth Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2008	$ 484	$ 256,889	$ 91	$ 373,387
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(4,187)	(1)	(605)
Total realized gain (loss) on investments and capital gains distributions	(1)	23,641	10	(12,351)
Net unrealized appreciation (depreciation) of investments	(189)	(86,156)	(47)	(132,398)
Net increase (decrease) in net assets from operations	(195)	(66,702)	(38)	(145,354)
Changes from principal transactions:				
Premiums	-	97	-	15,056
Death Benefits	(2)	(1,208)	-	(2,590)
Surrenders and withdrawals	(29)	(47,462)	(2)	(73,720)
Transfers between Divisions (including fixed account), net	-	125	-	277
Increase (decrease) in net assets derived from principal transactions	(31)	(48,448)	(2)	(60,977)
Total increase (decrease) in net assets	(226)	(115,150)	(40)	(206,331)
Net assets at December 31, 2008	258	141,739	51	167,056
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2,571)	(1)	(799)
Total realized gain (loss) on investments and capital gains distributions	(3)	(10,509)	(2)	(20,914)
Net unrealized appreciation (depreciation) of investments	87	39,355	10	60,712
Net increase (decrease) in net assets from operations	82	26,275	7	38,999
Changes from principal transactions:				
Premiums	-	65	-	1,200
Death Benefits	(7)	(1,659)	(17)	(2,297)
Surrenders and withdrawals	(2)	(5,785)	(16)	(8,937)
Transfers between Divisions (including fixed account), net	-	(10,569)	-	(12,767)
Increase (decrease) in net assets derived from principal transactions	(9)	(17,948)	(33)	(22,801)
Total increase (decrease) in net assets	73	8,327	(26)	16,198
Net assets at December 31, 2009	$ 331	$ 150,066	$ 25	$ 183,254

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2008	$ 922,587	$ 8,548	$ 9,901	$ 1,068,161
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,521)	(16)	151	40,270
Total realized gain (loss) on investments and capital gains distributions	8,137	520	349	11,087
Net unrealized appreciation (depreciation) of investments	(467,013)	(3,792)	(3,303)	(189,985)
Net increase (decrease) in net assets from operations	(470,397)	(3,288)	(2,803)	(138,628)
Changes from principal transactions:				
Premiums	225,354	3,142	1,422	251,904
Death Benefits	(8,332)	(3)	(254)	(10,787)
Surrenders and withdrawals	(13,373)	(1,153)	(1,867)	(49,564)
Transfers between Divisions (including fixed account), net	659	-	-	1,214
Increase (decrease) in net assets derived from principal transactions	204,308	1,986	(699)	192,767
Total increase (decrease) in net assets	(266,089)	(1,302)	(3,502)	54,139
Net assets at December 31, 2008	656,498	7,246	6,399	1,122,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,570)	16	180	44,578
Total realized gain (loss) on investments and capital gains distributions	(97,340)	(22)	(448)	(25,677)
Net unrealized appreciation (depreciation) of investments	315,224	2,746	1,277	77,998
Net increase (decrease) in net assets from operations	208,314	2,740	1,009	96,899
Changes from principal transactions:				
Premiums	36,945	2,853	283	67,971
Death Benefits	(5,993)	(129)	(99)	(12,576)
Surrenders and withdrawals	(27,878)	(338)	(408)	(74,361)
Transfers between Divisions (including fixed account), net	(72,203)	(257)	(285)	41,079
Increase (decrease) in net assets derived from principal transactions	(69,129)	2,129	(509)	22,113
Total increase (decrease) in net assets	139,185	4,869	500	119,012
Net assets at December 31, 2009	$ 795,683	$ 12,115	$ 6,899	$ 1,241,312

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio
Net assets at January 1, 2008	$ 431,682	$ 18,868	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,542)	(365)	(1,353)	(2,803)
Total realized gain (loss) on investments				
and capital gains distributions	62,059	2,344	(1,220)	(1,802)
Net unrealized appreciation (depreciation)				
of investments	(240,695)	(10,453)	(22,925)	(15,657)
Net increase (decrease) in net assets from operations	(185,178)	(8,474)	(25,498)	(20,262)
Changes from principal transactions:				
Premiums	23,279	197	119,105	161,909
Death Benefits	(6,938)	(93)	(105)	(793)
Surrenders and withdrawals	(71,710)	(1,637)	54,827	111,211
Transfers between Divisions				
(including fixed account), net	452	3	40	103
Increase (decrease) in net assets derived from				
principal transactions	(54,917)	(1,530)	173,867	272,430
Total increase (decrease) in net assets	(240,095)	(10,004)	148,369	252,168
Net assets at December 31, 2008	191,587	8,864	148,369	252,168
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,719)	(157)	(2,157)	3,523
Total realized gain (loss) on investments				
and capital gains distributions	(154,075)	(7,717)	(1,029)	(1,758)
Net unrealized appreciation (depreciation)				
of investments	199,076	9,849	54,499	34,679
Net increase (decrease) in net assets from operations	42,282	1,975	51,313	36,444
Changes from principal transactions:				
Premiums	3,748	12	66,114	75,041
Death Benefits	(3,240)	(31)	(2,359)	(2,949)
Surrenders and withdrawals	(8,346)	(151)	(6,172)	(16,202)
Transfers between Divisions				
(including fixed account), net	(226,031)	(10,669)	48,943	139,875
Increase (decrease) in net assets derived from				
principal transactions	(233,869)	(10,839)	106,526	195,765
Total increase (decrease) in net assets	(191,587)	(8,864)	157,839	232,209
Net assets at December 31, 2009	$ -	$ -	$ 306,208	$ 484,377

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net assets at January 1, 2008	$ 2,455,766	$ 1,595,008	$ 1,548,000	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33,533)	(12,482)	(6,347)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	178,272	59,959	101,181	-
Net unrealized appreciation (depreciation)				
of investments	(1,354,204)	(725,097)	(830,068)	386
Net increase (decrease) in net assets from operations	(1,209,465)	(677,620)	(735,234)	363
Changes from principal transactions:				
Premiums	414,568	278,361	270,467	10,735
Death Benefits	(22,031)	(15,493)	(12,839)	-
Surrenders and withdrawals	(96,239)	(107,104)	(117,571)	2,030
Transfers between Divisions				
(including fixed account), net	1,666	1,733	953	-
Increase (decrease) in net assets derived from				
principal transactions	297,964	157,497	141,010	12,765
Total increase (decrease) in net assets	(911,501)	(520,123)	(594,224)	13,128
Net assets at December 31, 2008	1,544,265	1,074,885	953,776	13,128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12,912)	(2,549)	10,937	(1,090)
Total realized gain (loss) on investments				
and capital gains distributions	201,868	68,958	179,814	2,582
Net unrealized appreciation (depreciation)				
of investments	356,847	228,716	174,029	14,266
Net increase (decrease) in net assets from operations	545,803	295,125	364,780	15,758
Changes from principal transactions:				
Premiums	112,850	71,842	62,374	32,022
Death Benefits	(19,814)	(18,164)	(12,514)	(381)
Surrenders and withdrawals	(65,388)	(44,684)	(41,254)	(1,313)
Transfers between Divisions				
(including fixed account), net	(13,269)	(2,615)	60,133	42,865
Increase (decrease) in net assets derived from				
principal transactions	14,379	6,379	68,739	73,193
Total increase (decrease) in net assets	560,182	301,504	433,519	88,951
Net assets at December 31, 2009	$ 2,104,447	$ 1,376,389	$ 1,387,295	$ 102,079

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2008	$ 908,393	$ 74,247	$ -	$ 244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17,585)	(1,529)	-	(2)
Total realized gain (loss) on investments and capital gains distributions	95,942	7,609	-	14
Net unrealized appreciation (depreciation) of investments	(497,266)	(39,130)	-	(103)
Net increase (decrease) in net assets from operations	(418,909)	(33,050)	-	(91)
Changes from principal transactions:				
Premiums	133,540	527	-	-
Death Benefits	(6,321)	(565)	-	-
Surrenders and withdrawals	(118,122)	(2,203)	-	(22)
Transfers between Divisions (including fixed account), net	688	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	9,785	(2,242)	-	(22)
Total increase (decrease) in net assets	(409,124)	(35,292)	-	(113)
Net assets at December 31, 2008	499,269	38,955	-	131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,851	80	432	-
Total realized gain (loss) on investments and capital gains distributions	(27,947)	(1,526)	1,080	(11)
Net unrealized appreciation (depreciation) of investments	106,632	7,567	2,623	49
Net increase (decrease) in net assets from operations	82,536	6,121	4,135	38
Changes from principal transactions:				
Premiums	24,582	184	18,430	-
Death Benefits	(5,102)	(305)	(215)	-
Surrenders and withdrawals	(22,455)	(901)	(3,618)	(12)
Transfers between Divisions (including fixed account), net	22,826	2,683	140,669	(9)
Increase (decrease) in net assets derived from principal transactions	19,851	1,661	155,266	(21)
Total increase (decrease) in net assets	102,387	7,782	159,401	17
Net assets at December 31, 2009	$ 601,656	$ 46,737	$ 159,401	$ 148

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2008	$ 153,507	$ 57,552	$ 4,303	$ 145,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,917)	(876)	(78)	(3,367)
Total realized gain (loss) on investments and capital gains distributions	8,373	1,124	184	(9,292)
Net unrealized appreciation (depreciation) of investments	(69,280)	(18,792)	(1,532)	(69,097)
Net increase (decrease) in net assets from operations	(63,824)	(18,544)	(1,426)	(81,756)
Changes from principal transactions:				
Premiums	18,099	12	-	44,889
Death Benefits	(1,914)	(619)	(33)	(1,440)
Surrenders and withdrawals	(11,624)	(10,858)	(638)	11,290
Transfers between Divisions (including fixed account), net	101	54	6	172
Increase (decrease) in net assets derived from principal transactions	4,662	(11,411)	(665)	54,911
Total increase (decrease) in net assets	(59,162)	(29,955)	(2,091)	(26,845)
Net assets at December 31, 2008	94,345	27,597	2,212	118,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,504)	(553)	(55)	(4)
Total realized gain (loss) on investments and capital gains distributions	(12,056)	(3,536)	(108)	(21,929)
Net unrealized appreciation (depreciation) of investments	42,442	6,048	344	59,954
Net increase (decrease) in net assets from operations	27,882	1,959	181	38,021
Changes from principal transactions:				
Premiums	7,152	11	-	10,057
Death Benefits	(1,087)	(536)	(53)	(930)
Surrenders and withdrawals	(5,837)	(1,250)	(101)	(3,988)
Transfers between Divisions (including fixed account), net	7,710	(2,589)	(50)	(10,674)
Increase (decrease) in net assets derived from principal transactions	7,938	(4,364)	(204)	(5,535)
Total increase (decrease) in net assets	35,820	(2,405)	(23)	32,486
Net assets at December 31, 2009	$ 130,165	$ 25,192	$ 2,189	$ 151,036

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2008	$ 2,736	$ 578,834	$ 30,569	$ 205,635
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	(5,413)	(411)	(4,148)
Total realized gain (loss) on investments and capital gains distributions	(169)	82,687	4,652	9,968
Net unrealized appreciation (depreciation) of investments	(1,052)	(269,772)	(15,142)	(75,064)
Net increase (decrease) in net assets from operations	(1,282)	(192,498)	(10,901)	(69,244)
Changes from principal transactions:				
Premiums	38	10,443	219	21,772
Death Benefits	(45)	(5,616)	(134)	(1,430)
Surrenders and withdrawals	248	(120,639)	(3,901)	7,981
Transfers between Divisions (including fixed account), net	-	314	4	35
Increase (decrease) in net assets derived from principal transactions	241	(115,498)	(3,812)	28,358
Total increase (decrease) in net assets	(1,041)	(307,996)	(14,713)	(40,886)
Net assets at December 31, 2008	1,695	270,838	15,856	164,749
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	3,726	149	(4,420)
Total realized gain (loss) on investments and capital gains distributions	(229)	(49,240)	(2,219)	(8,794)
Net unrealized appreciation (depreciation) of investments	807	121,520	6,801	38,662
Net increase (decrease) in net assets from operations	568	76,006	4,731	25,448
Changes from principal transactions:				
Premiums	5	1,030	33	9,457
Death Benefits	-	(3,376)	(158)	(1,196)
Surrenders and withdrawals	(73)	(16,270)	(465)	(7,477)
Transfers between Divisions (including fixed account), net	104	(21,002)	(1,161)	(11,165)
Increase (decrease) in net assets derived from principal transactions	36	(39,618)	(1,751)	(10,381)
Total increase (decrease) in net assets	604	36,388	2,980	15,067
Net assets at December 31, 2009	$ 2,299	$ 307,226	$ 18,836	$ 179,816

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2008	$ 8,527	$ 1,301	$ 1,061,996	$ 47,072
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	(28)	(12,891)	(842)
Total realized gain (loss) on investments and capital gains distributions	(57)	137	60,933	2,873
Net unrealized appreciation (depreciation) of investments	(2,013)	(467)	(463,280)	(20,323)
Net increase (decrease) in net assets from operations	(2,222)	(358)	(415,238)	(18,292)
Changes from principal transactions:				
Premiums	1,032	-	69,623	224
Death Benefits	(47)	(8)	(13,694)	(400)
Surrenders and withdrawals	1,625	(135)	(122,565)	(3,226)
Transfers between Divisions (including fixed account), net	1	2	960	9
Increase (decrease) in net assets derived from principal transactions	2,611	(141)	(65,676)	(3,393)
Total increase (decrease) in net assets	389	(499)	(480,914)	(21,685)
Net assets at December 31, 2008	8,916	802	581,082	25,387
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(889)	(24)	(12,891)	(705)
Total realized gain (loss) on investments and capital gains distributions	(215)	(26)	(28,190)	(869)
Net unrealized appreciation (depreciation) of investments	17,391	312	241,241	10,062
Net increase (decrease) in net assets from operations	16,287	262	200,160	8,488
Changes from principal transactions:				
Premiums	6,378	-	20,215	79
Death Benefits	(271)	(11)	(9,250)	(372)
Surrenders and withdrawals	(2,612)	(8)	(37,819)	(743)
Transfers between Divisions (including fixed account), net	64,738	(166)	11,618	(403)
Increase (decrease) in net assets derived from principal transactions	68,233	(185)	(15,236)	(1,439)
Total increase (decrease) in net assets	84,520	77	184,924	7,049
Net assets at December 31, 2009	$ 93,436	$ 879	$ 766,006	$ 32,436

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2008	$ 99,541	$ 342,076	$ 9,020	$ 199,485
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(389)	2,763	25	2,201
Total realized gain (loss) on investments and capital gains distributions	(7,459)	(5,413)	(547)	(6,659)
Net unrealized appreciation (depreciation) of investments	(76,000)	(125,039)	(2,514)	(82,809)
Net increase (decrease) in net assets from operations	(83,848)	(127,689)	(3,036)	(87,267)
Changes from principal transactions:				
Premiums	112,585	71,357	186	42,441
Death Benefits	(668)	(4,670)	(22)	(2,111)
Surrenders and withdrawals	3,132	6,955	(293)	(6,388)
Transfers between Divisions (including fixed account), net	7	388	(3)	154
Increase (decrease) in net assets derived from principal transactions	115,056	74,030	(132)	34,096
Total increase (decrease) in net assets	31,208	(53,659)	(3,168)	(53,171)
Net assets at December 31, 2008	130,749	288,417	5,852	146,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,620)	14,845	270	(3,770)
Total realized gain (loss) on investments and capital gains distributions	(19,278)	(12,855)	(883)	(13,244)
Net unrealized appreciation (depreciation) of investments	48,080	88,813	2,414	52,591
Net increase (decrease) in net assets from operations	25,182	90,803	1,801	35,577
Changes from principal transactions:				
Premiums	13,138	20,434	42	11,316
Death Benefits	(653)	(4,819)	(20)	(2,206)
Surrenders and withdrawals	(3,373)	(18,221)	(115)	(5,918)
Transfers between Divisions (including fixed account), net	(10,732)	55,039	297	2,456
Increase (decrease) in net assets derived from principal transactions	(1,620)	52,433	204	5,648
Total increase (decrease) in net assets	23,562	143,236	2,005	41,225
Net assets at December 31, 2009	$ 154,311	$ 431,653	$ 7,857	$ 187,539

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Growth and Income Portfolio II - Service Class
Net assets at January 1, 2008	$ 520,590	$ 828,047	$ 41,169	$ 352,697
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16,020)	(5,155)	(428)	(5,239)
Total realized gain (loss) on investments and capital gains distributions	(5,642)	157,644	7,343	47,518
Net unrealized appreciation (depreciation) of investments	(305,460)	(567,168)	(24,926)	(219,795)
Net increase (decrease) in net assets from operations	(327,122)	(414,679)	(18,011)	(177,516)
Changes from principal transactions:				
Premiums	378,301	151,559	728	7,812
Death Benefits	(4,052)	(6,652)	(251)	(3,753)
Surrenders and withdrawals	115,827	(11,801)	(1,108)	(52,365)
Transfers between Divisions (including fixed account), net	475	527	4	177
Increase (decrease) in net assets derived from principal transactions	490,551	133,633	(627)	(48,129)
Total increase (decrease) in net assets	163,429	(281,046)	(18,638)	(225,645)
Net assets at December 31, 2008	684,019	547,001	22,531	127,052
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,365	(14,498)	(706)	1,668
Total realized gain (loss) on investments and capital gains distributions	(22,951)	(48,883)	(490)	(163,053)
Net unrealized appreciation (depreciation) of investments	202,439	251,057	8,414	177,974
Net increase (decrease) in net assets from operations	181,853	187,676	7,218	16,589
Changes from principal transactions:				
Premiums	36,831	23,197	58	58
Death Benefits	(6,783)	(5,280)	(267)	(1,169)
Surrenders and withdrawals	(20,041)	(27,040)	(809)	(3,347)
Transfers between Divisions (including fixed account), net	(25,988)	(33,493)	(242)	(139,183)
Increase (decrease) in net assets derived from principal transactions	(15,981)	(42,616)	(1,260)	(143,641)
Total increase (decrease) in net assets	165,872	145,060	5,958	(127,052)
Net assets at December 31, 2009	$ 849,891	$ 692,061	$ 28,489	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio II - Service 2 Class	ING Index Plus International Equity Portfolio - Service Class	ING Index Plus International Equity Portfolio - Service 2 Class	ING International Growth Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 25,414	$ 41,029	$ 800	$ 142,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(439)	1,178	14	(851)
Total realized gain (loss) on investments and capital gains distributions	2,995	4,668	93	21,250
Net unrealized appreciation (depreciation) of investments	(15,817)	(21,719)	(384)	(87,278)
Net increase (decrease) in net assets from operations	(13,261)	(15,873)	(277)	(66,879)
Changes from principal transactions:				
Premiums	62	1,354	-	12
Death Benefits	(142)	(272)	(6)	(2,214)
Surrenders and withdrawals	(2,380)	(9,007)	(234)	(20,283)
Transfers between Divisions (including fixed account), net	15	18	1	155
Increase (decrease) in net assets derived from principal transactions	(2,445)	(7,907)	(239)	(22,330)
Total increase (decrease) in net assets	(15,706)	(23,780)	(516)	(89,209)
Net assets at December 31, 2008	9,708	17,249	284	53,169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	798	12	1,126
Total realized gain (loss) on investments and capital gains distributions	(13,252)	(18,492)	(303)	(57,152)
Net unrealized appreciation (depreciation) of investments	14,414	20,269	338	74,924
Net increase (decrease) in net assets from operations	1,236	2,575	47	18,898
Changes from principal transactions:				
Premiums	8	188	-	7
Death Benefits	(41)	(160)	-	(998)
Surrenders and withdrawals	(270)	(420)	-	(2,792)
Transfers between Divisions (including fixed account), net	(10,641)	(19,432)	(331)	(68,284)
Increase (decrease) in net assets derived from principal transactions	(10,944)	(19,824)	(331)	(72,067)
Total increase (decrease) in net assets	(9,708)	(17,249)	(284)	(53,169)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International Growth Opportunities Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 10,823	$ 784,615	$ 39,413	$ 867,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(126)	(11,329)	(689)	835
Total realized gain (loss) on investments and capital gains distributions	1,765	75,912	3,638	97,310
Net unrealized appreciation (depreciation) of investments	(7,142)	(482,952)	(22,459)	(565,466)
Net increase (decrease) in net assets from operations	(5,503)	(418,369)	(19,510)	(467,321)
Changes from principal transactions:				
Premiums	-	108,758	282	133,882
Death Benefits	(26)	(8,543)	(390)	(6,376)
Surrenders and withdrawals	(841)	(59,259)	(1,044)	(113,007)
Transfers between Divisions (including fixed account), net	(2)	771	(6)	340
Increase (decrease) in net assets derived from principal transactions	(869)	41,727	(1,158)	14,839
Total increase (decrease) in net assets	(6,372)	(376,642)	(20,668)	(452,482)
Net assets at December 31, 2008	4,451	407,973	18,745	414,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	(8,213)	(490)	(6,551)
Total realized gain (loss) on investments and capital gains distributions	(4,645)	(89,271)	(3,292)	11,967
Net unrealized appreciation (depreciation) of investments	6,204	218,338	9,247	287,371
Net increase (decrease) in net assets from operations	1,615	120,854	5,465	292,787
Changes from principal transactions:				
Premiums	-	13,395	43	22,967
Death Benefits	(44)	(4,930)	(186)	(6,490)
Surrenders and withdrawals	(256)	(19,225)	(564)	(23,885)
Transfers between Divisions (including fixed account), net	(5,766)	(57,794)	(1,647)	(7,800)
Increase (decrease) in net assets derived from principal transactions	(6,066)	(68,554)	(2,354)	(15,208)
Total increase (decrease) in net assets	(4,451)	52,300	3,111	277,579
Net assets at December 31, 2009	$ -	$ 460,273	$ 21,856	$ 692,447

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 47,813	$ 236,387	$ 50,959	$ 41,470
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	(3,686)	(992)	272
Total realized gain (loss) on investments and capital gains distributions	5,170	11,625	4,188	491
Net unrealized appreciation (depreciation) of investments	(29,383)	(73,261)	(18,127)	(15,071)
Net increase (decrease) in net assets from operations	(24,365)	(65,322)	(14,931)	(14,308)
Changes from principal transactions:				
Premiums	424	9,101	64	198
Death Benefits	(372)	(1,567)	(164)	(991)
Surrenders and withdrawals	(2,816)	(52,474)	(5,944)	(8,243)
Transfers between Divisions (including fixed account), net	2	198	24	98
Increase (decrease) in net assets derived from principal transactions	(2,762)	(44,742)	(6,020)	(8,938)
Total increase (decrease) in net assets	(27,127)	(110,064)	(20,951)	(23,246)
Net assets at December 31, 2008	20,686	126,323	30,008	18,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(456)	(2,930)	(805)	764
Total realized gain (loss) on investments and capital gains distributions	1,033	(5,968)	(276)	(17,325)
Net unrealized appreciation (depreciation) of investments	13,106	37,207	7,627	17,502
Net increase (decrease) in net assets from operations	13,683	28,309	6,546	941
Changes from principal transactions:				
Premiums	277	2,552	4	7
Death Benefits	(220)	(1,432)	(392)	(155)
Surrenders and withdrawals	(610)	(5,227)	(747)	(1,010)
Transfers between Divisions (including fixed account), net	(480)	2,998	(1,193)	(18,007)
Increase (decrease) in net assets derived from principal transactions	(1,033)	(1,109)	(2,328)	(19,165)
Total increase (decrease) in net assets	12,650	27,200	4,218	(18,224)
Net assets at December 31, 2009	$ 33,336	$ 153,523	$ 34,226	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	ING LifeStyle Conservative Portfolio - Service Class
Net assets at January 1, 2008	$ 1,674	$ 1,325,896	$ 4,328	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(9,869)	(31)	(571)
Total realized gain (loss) on investments and capital gains distributions	78	117,341	193	(189)
Net unrealized appreciation (depreciation) of investments	(617)	(678,526)	(2,130)	699
Net increase (decrease) in net assets from operations	(539)	(571,054)	(1,968)	(61)
Changes from principal transactions:				
Premiums	-	121,061	24	23,180
Death Benefits	(11)	(10,495)	-	(41)
Surrenders and withdrawals	(434)	(115,510)	381	104,743
Transfers between Divisions (including fixed account), net	-	754	(1)	13
Increase (decrease) in net assets derived from principal transactions	(445)	(4,190)	404	127,895
Total increase (decrease) in net assets	(984)	(575,244)	(1,564)	127,834
Net assets at December 31, 2008	690	750,652	2,764	127,834
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	9,848	18	3,551
Total realized gain (loss) on investments and capital gains distributions	(644)	(360,920)	(1,634)	40,447
Net unrealized appreciation (depreciation) of investments	648	521,999	2,126	(699)
Net increase (decrease) in net assets from operations	31	170,927	510	43,299
Changes from principal transactions:				
Premiums	-	23,899	12	60,229
Death Benefits	-	(7,077)	(5)	(2,283)
Surrenders and withdrawals	(6)	(17,879)	(43)	(7,617)
Transfers between Divisions (including fixed account), net	(715)	(920,522)	(3,238)	(221,462)
Increase (decrease) in net assets derived from principal transactions	(721)	(921,579)	(3,274)	(171,133)
Total increase (decrease) in net assets	(690)	(750,652)	(2,764)	(127,834)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING LifeStyle Conservative Portfolio - Service 2 Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 3,874,407	$ 12,286	$ 2,953,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(28,650)	(117)	(12,154)
Total realized gain (loss) on investments				
and capital gains distributions	-	223,784	591	138,281
Net unrealized appreciation (depreciation)				
of investments	-	(1,870,893)	(5,865)	(1,253,846)
Net increase (decrease) in net assets from operations	-	(1,675,759)	(5,391)	(1,127,719)
Changes from principal transactions:				
Premiums	-	974,517	61	727,288
Death Benefits	-	(26,560)	(75)	(34,186)
Surrenders and withdrawals	-	(225,129)	2,684	(88,972)
Transfers between Divisions				
(including fixed account), net	-	2,516	8	2,364
Increase (decrease) in net assets derived from				
principal transactions	-	725,344	2,678	606,494
Total increase (decrease) in net assets	-	(950,415)	(2,713)	(521,225)
Net assets at December 31, 2008	-	2,923,992	9,573	2,432,730
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	73,667	237	84,707
Total realized gain (loss) on investments				
and capital gains distributions	35	(966,479)	(3,732)	(571,622)
Net unrealized appreciation (depreciation)				
of investments	-	1,524,090	5,608	988,979
Net increase (decrease) in net assets from operations	57	631,278	2,113	502,064
Changes from principal transactions:				
Premiums	-	211,134	74	179,755
Death Benefits	-	(20,169)	-	(23,110)
Surrenders and withdrawals	(17)	(66,516)	(154)	(80,541)
Transfers between Divisions				
(including fixed account), net	(40)	(3,679,719)	(11,606)	(3,010,898)
Increase (decrease) in net assets derived from				
principal transactions	(57)	(3,555,270)	(11,686)	(2,934,794)
Total increase (decrease) in net assets	-	(2,923,992)	(9,573)	(2,432,730)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2008	$ 16,308	$ 1,290,614	$ 13,609	$ 176,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(86)	(5,712)	(83)	7,130
Total realized gain (loss) on investments				
and capital gains distributions	110	49,634	(336)	(1,888)
Net unrealized appreciation (depreciation)				
of investments	(5,855)	(520,340)	(4,334)	(8,045)
Net increase (decrease) in net assets from operations	(5,831)	(476,418)	(4,753)	(2,803)
Changes from principal transactions:				
Premiums	87	379,139	175	31
Death Benefits	(268)	(18,641)	(106)	(5,887)
Surrenders and withdrawals	849	225,380	2,392	(37,504)
Transfers between Divisions				
(including fixed account), net	8	1,332	(3)	92
Increase (decrease) in net assets derived from				
principal transactions	676	587,210	2,458	(43,268)
Total increase (decrease) in net assets	(5,155)	110,792	(2,295)	(46,071)
Net assets at December 31, 2008	11,153	1,401,406	11,314	130,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	377	60,494	730	3,474
Total realized gain (loss) on investments				
and capital gains distributions	(3,790)	(235,236)	(1,707)	(1,994)
Net unrealized appreciation (depreciation)				
of investments	5,800	432,533	4,078	4,524
Net increase (decrease) in net assets from operations	2,387	257,791	3,101	6,004
Changes from principal transactions:				
Premiums	57	129,732	15	16
Death Benefits	(226)	(18,338)	-	(3,668)
Surrenders and withdrawals	(503)	(55,573)	(251)	(14,710)
Transfers between Divisions				
(including fixed account), net	(12,868)	(1,715,018)	(14,179)	(4,289)
Increase (decrease) in net assets derived from				
principal transactions	(13,540)	(1,659,197)	(14,415)	(22,651)
Total increase (decrease) in net assets	(11,153)	(1,401,406)	(11,314)	(16,647)
Net assets at December 31, 2009	$ -	$ -	$ -	$ 113,748

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class
Net assets at January 1, 2008	$ 1,050,018	$ 24,213	$ 122,006	$ 3,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41,481)	(1,686)	201	(6)
Total realized gain (loss) on investments and capital gains distributions	-	-	16,416	344
Net unrealized appreciation (depreciation) of investments	-	-	(57,280)	(1,577)
Net increase (decrease) in net assets from operations	(41,481)	(1,686)	(40,663)	(1,239)
Changes from principal transactions:				
Premiums	735,356	53	31	-
Death Benefits	(36,720)	(242)	(1,707)	(26)
Surrenders and withdrawals	617,174	33,949	(21,124)	(273)
Transfers between Divisions (including fixed account), net	7,120	1	68	2
Increase (decrease) in net assets derived from principal transactions	1,322,930	33,761	(22,732)	(297)
Total increase (decrease) in net assets	1,281,449	32,075	(63,395)	(1,536)
Net assets at December 31, 2008	2,331,467	56,288	58,611	1,892
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(49,582)	(1,256)	(887)	(37)
Total realized gain (loss) on investments and capital gains distributions	4,075	87	(5,214)	(178)
Net unrealized appreciation (depreciation) of investments	-	-	13,521	477
Net increase (decrease) in net assets from operations	(45,507)	(1,169)	7,420	262
Changes from principal transactions:				
Premiums	287,399	16	12	-
Death Benefits	(34,309)	(1,027)	(745)	(9)
Surrenders and withdrawals	(443,285)	(8,361)	(3,940)	(26)
Transfers between Divisions (including fixed account), net	(600,801)	(13,429)	(3,657)	(128)
Increase (decrease) in net assets derived from principal transactions	(790,996)	(22,801)	(8,330)	(163)
Total increase (decrease) in net assets	(836,503)	(23,970)	(910)	99
Net assets at December 31, 2009	$ 1,494,964	$ 32,318	$ 57,701	$ 1,991

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2008	$ 758,194	$ 26,446	$ 294,956	$ 1,114,781
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,204)	(460)	(3,203)	35,236
Total realized gain (loss) on investments				
and capital gains distributions	41,314	574	29,184	79,731
Net unrealized appreciation (depreciation)				
of investments	(328,018)	(10,684)	(190,583)	(364,961)
Net increase (decrease) in net assets from operations	(295,908)	(10,570)	(164,602)	(249,994)
Changes from principal transactions:				
Premiums	40,933	68	51,626	58,464
Death Benefits	(12,388)	(178)	(2,348)	(19,652)
Surrenders and withdrawals	(94,435)	(1,488)	(19,640)	(163,640)
Transfers between Divisions				
(including fixed account), net	1,040	(1)	199	780
Increase (decrease) in net assets derived from				
principal transactions	(64,850)	(1,599)	29,837	(124,048)
Total increase (decrease) in net assets	(360,758)	(12,169)	(134,765)	(374,042)
Net assets at December 31, 2008	397,436	14,277	160,191	740,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,973)	(323)	(2,356)	1,590
Total realized gain (loss) on investments				
and capital gains distributions	10,411	(133)	(22,978)	(26,042)
Net unrealized appreciation (depreciation)				
of investments	92,547	4,078	74,292	131,083
Net increase (decrease) in net assets from operations	96,985	3,622	48,958	106,631
Changes from principal transactions:				
Premiums	15,339	24	3,683	27,138
Death Benefits	(8,163)	(136)	(1,841)	(16,531)
Surrenders and withdrawals	(26,564)	(481)	(6,281)	(56,883)
Transfers between Divisions				
(including fixed account), net	(14,596)	174	(28,844)	(3,508)
Increase (decrease) in net assets derived from				
principal transactions	(33,984)	(419)	(33,283)	(49,784)
Total increase (decrease) in net assets	63,001	3,203	15,675	56,847
Net assets at December 31, 2009	$ 460,437	$ 17,480	$ 175,866	$ 797,586

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2008	$ 49,366	$ 499,704	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,231	4,391	(30)	22
Total realized gain (loss) on investments				
and capital gains distributions	2,822	69,437	(652)	-
Net unrealized appreciation (depreciation)				
of investments	(15,324)	(304,761)	(852)	25
Net increase (decrease) in net assets from operations	(11,271)	(230,933)	(1,534)	47
Changes from principal transactions:				
Premiums	102	108,682	2,385	2,909
Death Benefits	(403)	(5,263)	(3)	-
Surrenders and withdrawals	(5,094)	(24,774)	1,788	515
Transfers between Divisions				
(including fixed account), net	5	409	-	-
Increase (decrease) in net assets derived from				
principal transactions	(5,390)	79,054	4,170	3,424
Total increase (decrease) in net assets	(16,661)	(151,879)	2,636	3,471
Net assets at December 31, 2008	32,705	347,825	2,636	3,471
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(149)	10,552	1,991	(193)
Total realized gain (loss) on investments				
and capital gains distributions	(2,166)	(15,443)	172	115
Net unrealized appreciation (depreciation)				
of investments	6,589	99,841	852	3,983
Net increase (decrease) in net assets from operations	4,274	94,950	3,015	3,905
Changes from principal transactions:				
Premiums	145	21,609	1,480	8,893
Death Benefits	(287)	(3,503)	(149)	(72)
Surrenders and withdrawals	(1,136)	(16,853)	(178)	(290)
Transfers between Divisions				
(including fixed account), net	(1,366)	(27,390)	(6,804)	7,625
Increase (decrease) in net assets derived from				
principal transactions	(2,644)	(26,137)	(5,651)	16,156
Total increase (decrease) in net assets	1,630	68,813	(2,636)	20,061
Net assets at December 31, 2009	$ 34,335	$ 416,638	$ -	$ 23,532

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net assets at January 1, 2008	$ 379,304	$ 4,861	$ 574,507	$ 963,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,553	(12)	29,128	16,065
Total realized gain (loss) on investments and capital gains distributions	17,421	94	(28,548)	26,706
Net unrealized appreciation (depreciation) of investments	(159,619)	(1,955)	(119,890)	(24,763)
Net increase (decrease) in net assets from operations	(140,645)	(1,873)	(119,310)	18,008
Changes from principal transactions:				
Premiums	9,761	26	12,172	544,471
Death Benefits	(6,932)	(41)	(8,960)	(19,557)
Surrenders and withdrawals	(46,260)	(340)	(132,629)	604,672
Transfers between Divisions (including fixed account), net	236	-	384	1,351
Increase (decrease) in net assets derived from principal transactions	(43,195)	(355)	(129,033)	1,130,937
Total increase (decrease) in net assets	(183,840)	(2,228)	(248,343)	1,148,945
Net assets at December 31, 2008	195,464	2,633	326,164	2,112,274
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(648)	(21)	22,149	37,843
Total realized gain (loss) on investments and capital gains distributions	(11,836)	(820)	(18,648)	97,813
Net unrealized appreciation (depreciation) of investments	25,048	977	132,752	159,164
Net increase (decrease) in net assets from operations	12,564	136	136,253	294,820
Changes from principal transactions:				
Premiums	1,625	7	694	226,311
Death Benefits	(2,920)	(61)	(6,389)	(26,940)
Surrenders and withdrawals	(7,205)	(44)	(27,471)	(171,566)
Transfers between Divisions (including fixed account), net	(199,528)	(2,671)	(29,226)	547,171
Increase (decrease) in net assets derived from principal transactions	(208,028)	(2,769)	(62,392)	574,976
Total increase (decrease) in net assets	(195,464)	(2,633)	73,861	869,796
Net assets at December 31, 2009	$ -	$ -	$ 400,025	$ 2,982,070

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Net assets at January 1, 2008	$ 47,659	$ 89,772	$ 648,885	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	248	311	(4,246)	-
Total realized gain (loss) on investments				
and capital gains distributions	971	3,267	26,099	-
Net unrealized appreciation (depreciation)				
of investments	(534)	(32,243)	(282,330)	-
Net increase (decrease) in net assets from operations	685	(28,665)	(260,477)	-
Changes from principal transactions:				
Premiums	530	3,746	38,279	-
Death Benefits	(548)	(590)	(6,276)	-
Surrenders and withdrawals	13,059	(18,609)	73,101	-
Transfers between Divisions				
(including fixed account), net	18	73	687	-
Increase (decrease) in net assets derived from				
principal transactions	13,059	(15,380)	105,791	-
Total increase (decrease) in net assets	13,744	(44,045)	(154,686)	-
Net assets at December 31, 2008	61,403	45,727	494,199	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	659	(590)	(6,483)	(1,973)
Total realized gain (loss) on investments				
and capital gains distributions	2,662	(2,250)	(21,539)	137
Net unrealized appreciation (depreciation)				
of investments	4,065	11,780	130,193	4,284
Net increase (decrease) in net assets from operations	7,386	8,940	102,171	2,448
Changes from principal transactions:				
Premiums	141	1,180	15,034	6,260
Death Benefits	(741)	(683)	(7,687)	(376)
Surrenders and withdrawals	(3,914)	(2,538)	(26,451)	(3,853)
Transfers between Divisions				
(including fixed account), net	9,612	(678)	(13,280)	395,943
Increase (decrease) in net assets derived from				
principal transactions	5,098	(2,719)	(32,384)	397,974
Total increase (decrease) in net assets	12,484	6,221	69,787	400,422
Net assets at December 31, 2009	$ 73,887	$ 51,948	$ 563,986	$ 400,422

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ -	$ -	$ 2,706,874
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	47,843
Total realized gain (loss) on investments and capital gains distributions	-	-	-	266,409
Net unrealized appreciation (depreciation) of investments	-	-	-	(1,115,753)
Net increase (decrease) in net assets from operations	-	-	-	(801,501)
Changes from principal transactions:				
Premiums	-	-	-	347,161
Death Benefits	-	-	-	(35,146)
Surrenders and withdrawals	-	-	-	(257,446)
Transfers between Divisions (including fixed account), net	-	-	-	2,090
Increase (decrease) in net assets derived from principal transactions	-	-	-	56,659
Total increase (decrease) in net assets	-	-	-	(744,842)
Net assets at December 31, 2008	-	-	-	1,962,032
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23,705)	(15,066)	(8,809)	(12,271)
Total realized gain (loss) on investments and capital gains distributions	(53)	(177)	(14)	(10,212)
Net unrealized appreciation (depreciation) of investments	87,859	52,262	25,403	598,703
Net increase (decrease) in net assets from operations	64,101	37,019	16,580	576,220
Changes from principal transactions:				
Premiums	26,456	29,643	15,025	109,359
Death Benefits	(7,788)	(6,469)	(4,520)	(27,799)
Surrenders and withdrawals	(23,452)	(19,462)	(14,835)	(125,472)
Transfers between Divisions (including fixed account), net	4,475,095	3,067,494	1,822,699	19,008
Increase (decrease) in net assets derived from principal transactions	4,470,311	3,071,206	1,818,369	(24,904)
Total increase (decrease) in net assets	4,534,412	3,108,225	1,834,949	551,316
Net assets at December 31, 2009	$ 4,534,412	$ 3,108,225	$ 1,834,949	$ 2,513,348

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 111,811	$ 945,504	$ 34,714	$ 448,072
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,006	14,583	354	(3,928)
Total realized gain (loss) on investments				
and capital gains distributions	8,218	66,730	2,322	23,014
Net unrealized appreciation (depreciation)				
of investments	(40,232)	(417,963)	(15,168)	(192,003)
Net increase (decrease) in net assets from operations	(31,008)	(336,650)	(12,492)	(172,917)
Changes from principal transactions:				
Premiums	535	51,317	154	24,014
Death Benefits	(486)	(11,855)	(113)	(5,219)
Surrenders and withdrawals	(11,331)	(95,089)	(2,123)	(59,735)
Transfers between Divisions				
(including fixed account), net	8	733	20	225
Increase (decrease) in net assets derived from				
principal transactions	(11,274)	(54,894)	(2,062)	(40,715)
Total increase (decrease) in net assets	(42,282)	(391,544)	(14,554)	(213,632)
Net assets at December 31, 2008	69,529	553,960	20,160	234,440
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(827)	(3,663)	(247)	(380)
Total realized gain (loss) on investments				
and capital gains distributions	(2,736)	(13,272)	(1,180)	669
Net unrealized appreciation (depreciation)				
of investments	22,878	132,250	5,403	65,048
Net increase (decrease) in net assets from operations	19,315	115,315	3,976	65,337
Changes from principal transactions:				
Premiums	213	20,160	65	9,446
Death Benefits	(785)	(9,124)	(165)	(4,188)
Surrenders and withdrawals	(2,865)	(32,322)	(1,062)	(13,670)
Transfers between Divisions				
(including fixed account), net	(2,059)	4,571	(535)	8,098
Increase (decrease) in net assets derived from				
principal transactions	(5,496)	(16,715)	(1,697)	(314)
Total increase (decrease) in net assets	13,819	98,600	2,279	65,023
Net assets at December 31, 2009	$ 83,348	$ 652,560	$ 22,439	$ 299,463

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net assets at January 1, 2008	$ 8,169	$ 54,233	$ 14,455	$ 339,631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(108)	(3,132)	(101)	(1,327)
Total realized gain (loss) on investments and capital gains distributions	373	2,535	2,823	27,416
Net unrealized appreciation (depreciation) of investments	(3,147)	(105,018)	(3,582)	(126,436)
Net increase (decrease) in net assets from operations	(2,882)	(105,615)	(860)	(100,347)
Changes from principal transactions:				
Premiums	76	6,646	14	30,043
Death Benefits	(21)	(1,161)	(12)	(1,843)
Surrenders and withdrawals	(1,604)	156,622	(13,585)	(52,106)
Transfers between Divisions (including fixed account), net	-	112	-	269
Increase (decrease) in net assets derived from principal transactions	(1,549)	162,219	(13,583)	(23,637)
Total increase (decrease) in net assets	(4,431)	56,604	(14,443)	(123,984)
Net assets at December 31, 2008	3,738	110,837	12	215,647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	(1,126)	-	10,144
Total realized gain (loss) on investments and capital gains distributions	(158)	(69,476)	(1)	164
Net unrealized appreciation (depreciation) of investments	1,222	94,626	3	43,610
Net increase (decrease) in net assets from operations	1,031	24,024	2	53,918
Changes from principal transactions:				
Premiums	18	1,146	-	8,369
Death Benefits	(45)	(1,141)	(4)	(2,260)
Surrenders and withdrawals	(118)	(3,437)	-	(10,640)
Transfers between Divisions (including fixed account), net	67	(131,429)	(10)	7,570
Increase (decrease) in net assets derived from principal transactions	(78)	(134,861)	(14)	3,039
Total increase (decrease) in net assets	953	(110,837)	(12)	56,957
Net assets at December 31, 2009	$ 4,691	$ -	$ -	$ 272,604

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
Net assets at January 1, 2008	$ 86,794	$ -	$ 739,205	$ 77,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(608)	(6)	10,132	533
Total realized gain (loss) on investments and capital gains distributions	7,589	(39)	35,543	5,421
Net unrealized appreciation (depreciation) of investments	(32,223)	101	(274,166)	(30,500)
Net increase (decrease) in net assets from operations	(25,242)	56	(228,491)	(24,546)
Changes from principal transactions:				
Premiums	237	1,582	30,636	496
Death Benefits	(643)	-	(14,705)	(415)
Surrenders and withdrawals	(7,921)	1,087	(98,282)	(7,970)
Transfers between Divisions (including fixed account), net	56	-	593	2
Increase (decrease) in net assets derived from principal transactions	(8,271)	2,669	(81,758)	(7,887)
Total increase (decrease) in net assets	(33,513)	2,725	(310,249)	(32,433)
Net assets at December 31, 2008	53,281	2,725	428,956	44,662
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,263	181	(3,853)	(726)
Total realized gain (loss) on investments and capital gains distributions	1,293	972	(27,909)	(1,677)
Net unrealized appreciation (depreciation) of investments	8,737	2,795	116,163	11,062
Net increase (decrease) in net assets from operations	12,293	3,948	84,401	8,659
Changes from principal transactions:				
Premiums	257	8,159	17,402	139
Death Benefits	(674)	(188)	(9,116)	(476)
Surrenders and withdrawals	(2,650)	(518)	(29,755)	(1,605)
Transfers between Divisions (including fixed account), net	(1,607)	27,630	(9,714)	(30)
Increase (decrease) in net assets derived from principal transactions	(4,674)	35,083	(31,183)	(1,972)
Total increase (decrease) in net assets	7,619	39,031	53,218	6,687
Net assets at December 31, 2009	$ 60,900	$ 41,756	$ 482,174	$ 51,349

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class
Net assets at January 1, 2008	$ 14,310	$ 641	$ 398	$ 527
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(157)	(9)	17	61
Total realized gain (loss) on investments and capital gains distributions	345	52	(4)	134
Net unrealized appreciation (depreciation) of investments	(4,172)	(249)	(181)	(417)
Net increase (decrease) in net assets from operations	(3,984)	(206)	(168)	(222)
Changes from principal transactions:				
Premiums	5	-	-	141
Death Benefits	(103)	-	(12)	-
Surrenders and withdrawals	(3,636)	(66)	(37)	(61)
Transfers between Divisions (including fixed account), net	2	-	1	-
Increase (decrease) in net assets derived from principal transactions	(3,732)	(66)	(48)	80
Total increase (decrease) in net assets	(7,716)	(272)	(216)	(142)
Net assets at December 31, 2008	6,594	369	182	385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(189)	(9)	(2)	6
Total realized gain (loss) on investments and capital gains distributions	(3,325)	(30)	(31)	(401)
Net unrealized appreciation (depreciation) of investments	5,929	129	82	425
Net increase (decrease) in net assets from operations	2,415	90	49	30
Changes from principal transactions:				
Premiums	1,109	-	-	215
Death Benefits	(82)	-	-	-
Surrenders and withdrawals	(424)	(9)	(6)	(6)
Transfers between Divisions (including fixed account), net	6,917	(25)	(22)	(624)
Increase (decrease) in net assets derived from principal transactions	7,520	(34)	(28)	(415)
Total increase (decrease) in net assets	9,935	56	21	(385)
Net assets at December 31, 2009	$ 16,529	$ 425	$ 203	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Net assets at January 1, 2008	$ 519	$ 240,630	$ 144,098	$ 182,872
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(4,990)	(3,448)	(3,123)
Total realized gain (loss) on investments				
and capital gains distributions	36	5,685	(5,329)	215
Net unrealized appreciation (depreciation)				
of investments	(181)	(119,270)	(61,222)	(101,313)
Net increase (decrease) in net assets from operations	(147)	(118,575)	(69,999)	(104,221)
Changes from principal transactions:				
Premiums	99	55,059	43,380	73,729
Death Benefits	-	(2,009)	(1,068)	(1,552)
Surrenders and withdrawals	(67)	2,034	19,602	34,895
Transfers between Divisions				
(including fixed account), net	-	149	77	177
Increase (decrease) in net assets derived from				
principal transactions	32	55,233	61,991	107,249
Total increase (decrease) in net assets	(115)	(63,342)	(8,008)	3,028
Net assets at December 31, 2008	404	177,288	136,090	185,900
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(5,832)	(2,055)	(3,984)
Total realized gain (loss) on investments				
and capital gains distributions	(116)	(13,593)	(19,844)	(9,833)
Net unrealized appreciation (depreciation)				
of investments	688	84,871	53,172	72,285
Net increase (decrease) in net assets from operations	579	65,446	31,273	58,468
Changes from principal transactions:				
Premiums	924	20,614	8,372	24,470
Death Benefits	(22)	(2,327)	(1,226)	(2,666)
Surrenders and withdrawals	(86)	(8,850)	(5,581)	(6,718)
Transfers between Divisions				
(including fixed account), net	252	36,076	(12,598)	7,541
Increase (decrease) in net assets derived from				
principal transactions	1,068	45,513	(11,033)	22,627
Total increase (decrease) in net assets	1,647	110,959	20,240	81,095
Net assets at December 31, 2009	$ 2,051	$ 288,247	$ 156,330	$ 266,995

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2008	$ 23,165	$ 152,199	$ 148,883	$ 14,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	333	(3,049)	(2,160)	92
Total realized gain (loss) on investments and capital gains distributions	(450)	2,193	(5,162)	1,069
Net unrealized appreciation (depreciation) of investments	(12,251)	(56,620)	(61,029)	(6,344)
Net increase (decrease) in net assets from operations	(12,368)	(57,476)	(68,351)	(5,183)
Changes from principal transactions:				
Premiums	10,993	4,090	25	(3)
Death Benefits	(411)	(1,289)	(3,114)	(118)
Surrenders and withdrawals	14,247	(18,260)	(19,246)	(2,395)
Transfers between Divisions (including fixed account), net	38	95	130	3
Increase (decrease) in net assets derived from principal transactions	24,867	(15,364)	(22,205)	(2,513)
Total increase (decrease) in net assets	12,499	(72,840)	(90,556)	(7,696)
Net assets at December 31, 2008	35,664	79,359	58,327	6,611
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(397)	(2,306)	1,294	73
Total realized gain (loss) on investments and capital gains distributions	(4,201)	(1,541)	(50,216)	(206)
Net unrealized appreciation (depreciation) of investments	17,143	24,464	57,119	2,273
Net increase (decrease) in net assets from operations	12,545	20,617	8,197	2,140
Changes from principal transactions:				
Premiums	10,696	124	5	(1)
Death Benefits	(447)	(1,011)	(968)	(150)
Surrenders and withdrawals	(2,263)	(2,438)	(2,446)	(915)
Transfers between Divisions (including fixed account), net	11,720	(7,258)	(63,115)	(270)
Increase (decrease) in net assets derived from principal transactions	19,706	(10,583)	(66,524)	(1,336)
Total increase (decrease) in net assets	32,251	10,034	(58,327)	804
Net assets at December 31, 2009	$ 67,915	$ 89,393	$ -	$ 7,415

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2008	$ 160,036	$ 10,045	$ 4,744	$ 9,290
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	495	295	26
Total realized gain (loss) on investments and capital gains distributions	9,406	33	123	270
Net unrealized appreciation (depreciation) of investments	(83,530)	(2,559)	(581)	(4,044)
Net increase (decrease) in net assets from operations	(74,048)	(2,031)	(163)	(3,748)
Changes from principal transactions:				
Premiums	30,768	2,496	3,764	7,661
Death Benefits	(1,334)	(26)	(49)	(12)
Surrenders and withdrawals	(10,145)	(1,598)	293	(1,942)
Transfers between Divisions (including fixed account), net	56	-	-	-
Increase (decrease) in net assets derived from principal transactions	19,345	872	4,008	5,707
Total increase (decrease) in net assets	(54,703)	(1,159)	3,845	1,959
Net assets at December 31, 2008	105,333	8,886	8,589	11,249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(232)	198	199	319
Total realized gain (loss) on investments and capital gains distributions	(9,028)	(467)	416	(327)
Net unrealized appreciation (depreciation) of investments	43,891	1,703	490	2,759
Net increase (decrease) in net assets from operations	34,631	1,434	1,105	2,751
Changes from principal transactions:				
Premiums	4,231	422	469	2,599
Death Benefits	(1,105)	(199)	(313)	(13)
Surrenders and withdrawals	(4,401)	(564)	(690)	(395)
Transfers between Divisions (including fixed account), net	(14,313)	(1,432)	469	769
Increase (decrease) in net assets derived from principal transactions	(15,588)	(1,773)	(65)	2,960
Total increase (decrease) in net assets	19,043	(339)	1,040	5,711
Net assets at December 31, 2009	$ 124,376	$ 8,547	$ 9,629	$ 16,960

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2008	$ 6,508	$ 7,753	$ 1,135	$ 4,657
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(19)	(4)	34
Total realized gain (loss) on investments and capital gains distributions	231	229	29	(11)
Net unrealized appreciation (depreciation) of investments	(3,820)	(4,646)	(729)	(1,126)
Net increase (decrease) in net assets from operations	(3,594)	(4,436)	(704)	(1,103)
Changes from principal transactions:				
Premiums	6,839	4,482	848	3,126
Death Benefits	-	-	-	(19)
Surrenders and withdrawals	(615)	155	(54)	(1,192)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	6,224	4,637	794	1,915
Total increase (decrease) in net assets	2,630	201	90	812
Net assets at December 31, 2008	9,138	7,954	1,225	5,469
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	250	68	6	242
Total realized gain (loss) on investments and capital gains distributions	(201)	(782)	(202)	(121)
Net unrealized appreciation (depreciation) of investments	3,286	2,934	483	754
Net increase (decrease) in net assets from operations	3,335	2,220	287	875
Changes from principal transactions:				
Premiums	4,285	1,541	76	742
Death Benefits	-	-	-	(6)
Surrenders and withdrawals	(214)	(624)	(42)	(341)
Transfers between Divisions (including fixed account), net	305	(56)	(162)	180
Increase (decrease) in net assets derived from principal transactions	4,376	861	(128)	575
Total increase (decrease) in net assets	7,711	3,081	159	1,450
Net assets at December 31, 2009	$ 16,849	$ 11,035	$ 1,384	$ 6,919

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
Net assets at January 1, 2008	$ 3,215	$ 35,823	$ 110,579	$ 2,633
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	(352)	(10)	(24)
Total realized gain (loss) on investments and capital gains distributions	570	(247)	(11,417)	53
Net unrealized appreciation (depreciation) of investments	(2,542)	(18,202)	(99,767)	(982)
Net increase (decrease) in net assets from operations	(2,014)	(18,801)	(111,194)	(953)
Changes from principal transactions:				
Premiums	1,941	12,533	31,221	1
Death Benefits	(6)	(60)	(1,752)	(27)
Surrenders and withdrawals	(46)	927	130,775	(461)
Transfers between Divisions (including fixed account), net	-	3	97	-
Increase (decrease) in net assets derived from principal transactions	1,889	13,403	160,341	(487)
Total increase (decrease) in net assets	(125)	(5,398)	49,147	(1,440)
Net assets at December 31, 2008	3,090	30,425	159,726	1,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(78)	(1,363)	(4,878)	(6)
Total realized gain (loss) on investments and capital gains distributions	(161)	(9,856)	(20,024)	(14)
Net unrealized appreciation (depreciation) of investments	2,763	31,516	71,714	479
Net increase (decrease) in net assets from operations	2,524	20,297	46,812	459
Changes from principal transactions:				
Premiums	3,450	5,682	14,002	3
Death Benefits	-	(758)	(2,576)	-
Surrenders and withdrawals	(154)	(2,545)	(6,037)	(106)
Transfers between Divisions (including fixed account), net	202	44,539	29,301	(70)
Increase (decrease) in net assets derived from principal transactions	3,498	46,918	34,690	(173)
Total increase (decrease) in net assets	6,022	67,215	81,502	286
Net assets at December 31, 2009	$ 9,112	$ 97,640	$ 241,228	$ 1,479

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 13,460	$ 14,104	$ 221,984	$ 3,542
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(171)	(59)	2,845	(776)
Total realized gain (loss) on investments and capital gains distributions	(649)	(386)	9,531	148
Net unrealized appreciation (depreciation) of investments	(3,397)	(4,402)	(93,914)	(1,005)
Net increase (decrease) in net assets from operations	(4,217)	(4,847)	(81,538)	(1,633)
Changes from principal transactions:				
Premiums	298	300	15,327	(80,169)
Death Benefits	(24)	(67)	(2,007)	(2,070)
Surrenders and withdrawals	(4,571)	(3,347)	(18,736)	82,272
Transfers between Divisions (including fixed account), net	2	2	174	134
Increase (decrease) in net assets derived from principal transactions	(4,295)	(3,112)	(5,242)	167
Total increase (decrease) in net assets	(8,512)	(7,959)	(86,780)	(1,466)
Net assets at December 31, 2008	4,948	6,145	135,204	2,076
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(79)	(77)	(187)	(1,277)
Total realized gain (loss) on investments and capital gains distributions	(291)	(729)	(11,332)	(37)
Net unrealized appreciation (depreciation) of investments	2,354	2,302	44,003	447
Net increase (decrease) in net assets from operations	1,984	1,496	32,484	(867)
Changes from principal transactions:				
Premiums	621	52	6,129	27,771
Death Benefits	(54)	(182)	(1,803)	(2,774)
Surrenders and withdrawals	(137)	(209)	(5,431)	(9,040)
Transfers between Divisions (including fixed account), net	354	(799)	(2,312)	(14,845)
Increase (decrease) in net assets derived from principal transactions	784	(1,138)	(3,417)	1,112
Total increase (decrease) in net assets	2,768	358	29,067	245
Net assets at December 31, 2009	$ 7,716	$ 6,503	$ 164,271	$ 2,321

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S
Net assets at January 1, 2008	$ 102,113	$ 1,445	$ 455	$ 862
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7,219	31	8	14
Total realized gain (loss) on investments and capital gains distributions	6,689	84	72	52
Net unrealized appreciation (depreciation) of investments	(61,660)	(514)	(358)	(343)
Net increase (decrease) in net assets from operations	(47,752)	(399)	(278)	(277)
Changes from principal transactions:				
Premiums	115,558	9,225	335	161
Death Benefits	-	(24)	-	-
Surrenders and withdrawals	7	(9,077)	-	(173)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	115,565	124	335	(12)
Total increase (decrease) in net assets	67,813	(275)	57	(289)
Net assets at December 31, 2008	169,926	1,170	512	573
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	86	92	45	41
Total realized gain (loss) on investments and capital gains distributions	(10,641)	(100)	(46)	(55)
Net unrealized appreciation (depreciation) of investments	43,914	208	107	108
Net increase (decrease) in net assets from operations	33,359	200	106	94
Changes from principal transactions:				
Premiums	(13,729)	8	(29)	6
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	(23)	-	(62)
Transfers between Divisions (including fixed account), net	-	(2)	-	46
Increase (decrease) in net assets derived from principal transactions	(13,729)	(17)	(29)	(10)
Total increase (decrease) in net assets	19,630	183	77	84
Net assets at December 31, 2009	$ 189,556	$ 1,353	$ 589	$ 657

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net assets at January 1, 2008	$ 150	$ 7,420	$ 49,380	$ 35,860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2,729	(14)	195
Total realized gain (loss) on investments and capital gains distributions	(1)	(10,390)	2,163	3,527
Net unrealized appreciation (depreciation) of investments	(56)	(112,193)	(4,695)	(6,328)
Net increase (decrease) in net assets from operations	(57)	(119,854)	(2,546)	(2,606)
Changes from principal transactions:				
Premiums	1	7,206	(38)	(38)
Death Benefits	-	(2,091)	(792)	(453)
Surrenders and withdrawals	(4)	381,576	(7,220)	(5,783)
Transfers between Divisions (including fixed account), net	-	449	-	-
Increase (decrease) in net assets derived from principal transactions	(3)	387,140	(8,050)	(6,274)
Total increase (decrease) in net assets	(60)	267,286	(10,596)	(8,880)
Net assets at December 31, 2008	90	274,706	38,784	26,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2,717)	598	759
Total realized gain (loss) on investments and capital gains distributions	(4)	(19,572)	(2,939)	(5,630)
Net unrealized appreciation (depreciation) of investments	28	101,072	2,033	4,620
Net increase (decrease) in net assets from operations	24	78,783	(308)	(251)
Changes from principal transactions:				
Premiums	-	3,438	-	(2)
Death Benefits	-	(5,982)	(135)	(343)
Surrenders and withdrawals	(5)	(22,338)	(1,484)	(2,629)
Transfers between Divisions (including fixed account), net	-	125,252	(36,857)	(23,755)
Increase (decrease) in net assets derived from principal transactions	(5)	100,370	(38,476)	(26,729)
Total increase (decrease) in net assets	19	179,153	(38,784)	(26,980)
Net assets at December 31, 2009	$ 109	$ 453,859	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2008	$ 23,310	$ 24,947	$ 16,210	$ 9,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(161)	(77)	(41)	(24)
Total realized gain (loss) on investments and capital gains distributions	2,906	2,948	2,309	1,402
Net unrealized appreciation (depreciation) of investments	(4,867)	(4,865)	(3,389)	(2,176)
Net increase (decrease) in net assets from operations	(2,122)	(1,994)	(1,121)	(798)
Changes from principal transactions:				
Premiums	(49)	(43)	(30)	(19)
Death Benefits	(134)	(186)	(267)	(326)
Surrenders and withdrawals	(4,074)	(4,016)	(2,844)	(1,413)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(4,257)	(4,245)	(3,141)	(1,758)
Total increase (decrease) in net assets	(6,379)	(6,239)	(4,262)	(2,556)
Net assets at December 31, 2008	16,931	18,708	11,948	7,399
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	208	(21)	24	(6)
Total realized gain (loss) on investments and capital gains distributions	(893)	(1,130)	(441)	(548)
Net unrealized appreciation (depreciation) of investments	562	997	274	506
Net increase (decrease) in net assets from operations	(123)	(154)	(143)	(48)
Changes from principal transactions:				
Premiums	(7)	(7)	-	(1)
Death Benefits	(492)	(180)	(127)	(59)
Surrenders and withdrawals	(1,791)	(3,464)	(846)	(1,727)
Transfers between Divisions (including fixed account), net	(201)	(485)	(382)	(17)
Increase (decrease) in net assets derived from principal transactions	(2,491)	(4,136)	(1,355)	(1,804)
Total increase (decrease) in net assets	(2,614)	(4,290)	(1,498)	(1,852)
Net assets at December 31, 2009	$ 14,317	$ 14,418	$ 10,450	$ 5,547

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2008	$ 7,521	$ 6,095	$ 8,827	$ 4,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	12	18	(25)
Total realized gain (loss) on investments and capital gains distributions	1,227	936	1,331	649
Net unrealized appreciation (depreciation) of investments	(1,766)	(1,310)	(1,525)	(958)
Net increase (decrease) in net assets from operations	(532)	(362)	(176)	(334)
Changes from principal transactions:				
Premiums	(2)	(8)	(2)	(8)
Death Benefits	(25)	-	(109)	(3)
Surrenders and withdrawals	(882)	(600)	(832)	(888)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(909)	(608)	(943)	(899)
Total increase (decrease) in net assets	(1,441)	(970)	(1,119)	(1,233)
Net assets at December 31, 2008	6,080	5,125	7,708	2,781
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	25	110	28
Total realized gain (loss) on investments and capital gains distributions	(295)	(248)	(559)	(170)
Net unrealized appreciation (depreciation) of investments	243	71	218	65
Net increase (decrease) in net assets from operations	(35)	(152)	(231)	(77)
Changes from principal transactions:				
Premiums	-	-	-	(1)
Death Benefits	-	(54)	(51)	-
Surrenders and withdrawals	(655)	(775)	(1,699)	(390)
Transfers between Divisions (including fixed account), net	(246)	(54)	(9)	(81)
Increase (decrease) in net assets derived from principal transactions	(901)	(883)	(1,759)	(472)
Total increase (decrease) in net assets	(936)	(1,035)	(1,990)	(549)
Net assets at December 31, 2009	$ 5,144	$ 4,090	$ 5,718	$ 2,232

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Dow Jones Euro STOXX 50 Index Portfolio - Class A
Net assets at January 1, 2008	$ 36,193	$ 88,486	$ 1,140	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	(257)	(2,008)	-
Total realized gain (loss) on investments and capital gains distributions	1,413	538	(6,000)	-
Net unrealized appreciation (depreciation) of investments	(1,623)	41	(42,952)	-
Net increase (decrease) in net assets from operations	(246)	322	(50,960)	-
Changes from principal transactions:				
Premiums	(39)	(157)	13,872	-
Death Benefits	(112)	(991)	(457)	-
Surrenders and withdrawals	(12,711)	(11,432)	123,782	-
Transfers between Divisions (including fixed account), net	-	(1)	49	-
Increase (decrease) in net assets derived from principal transactions	(12,862)	(12,581)	137,246	-
Total increase (decrease) in net assets	(13,108)	(12,259)	86,286	-
Net assets at December 31, 2008	23,085	76,227	87,426	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	345	1,296	(3,846)	(3)
Total realized gain (loss) on investments and capital gains distributions	(484)	(310)	(9,989)	13
Net unrealized appreciation (depreciation) of investments	(713)	(3,050)	73,814	-
Net increase (decrease) in net assets from operations	(852)	(2,064)	59,979	10
Changes from principal transactions:				
Premiums	1	(4)	9,861	47
Death Benefits	(597)	(341)	(881)	-
Surrenders and withdrawals	(5,286)	(22,386)	(6,484)	(1)
Transfers between Divisions (including fixed account), net	(545)	(6,074)	73,353	552
Increase (decrease) in net assets derived from principal transactions	(6,427)	(28,805)	75,849	598
Total increase (decrease) in net assets	(7,279)	(30,869)	135,828	608
Net assets at December 31, 2009	$ 15,806	$ 45,358	$ 223,254	$ 608

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING FTSE 100 Index Portfolio - Class A	ING Global Equity Option Portfolio - Class S	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ 303,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	22	-	(55)
Total realized gain (loss) on investments and capital gains distributions	-	(1)	-	19,076
Net unrealized appreciation (depreciation) of investments	-	92	-	(136,091)
Net increase (decrease) in net assets from operations	-	113	-	(117,070)
Changes from principal transactions:				
Premiums	-	1,647	-	6,600
Death Benefits	-	-	-	(3,295)
Surrenders and withdrawals	-	284	-	(15,478)
Transfers between Divisions (including fixed account), net	-	-	-	420
Increase (decrease) in net assets derived from principal transactions	-	1,931	-	(11,753)
Total increase (decrease) in net assets	-	2,044	-	(128,823)
Net assets at December 31, 2008	-	2,044	-	174,373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(89)	(170)	1,257
Total realized gain (loss) on investments and capital gains distributions	-	1,588	764	(20,494)
Net unrealized appreciation (depreciation) of investments	7	(92)	1,662	49,484
Net increase (decrease) in net assets from operations	5	1,407	2,256	30,247
Changes from principal transactions:				
Premiums	428	2,512	2,752	320
Death Benefits	-	(16)	(5)	(3,476)
Surrenders and withdrawals	(1)	(153)	(871)	(14,025)
Transfers between Divisions (including fixed account), net	323	(5,794)	37,554	(13,102)
Increase (decrease) in net assets derived from principal transactions	750	(3,451)	39,430	(30,283)
Total increase (decrease) in net assets	755	(2,044)	41,686	(36)
Net assets at December 31, 2009	$ 755	$ -	$ 41,686	$ 174,337

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan Equity Index Portfolio - Class A
Net assets at January 1, 2008	$ 232,853	$ 171,833	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,912)	(2,197)	46	-
Total realized gain (loss) on investments and capital gains distributions	11,342	(3,579)	(755)	-
Net unrealized appreciation (depreciation) of investments	(89,601)	(47,599)	(1,100)	-
Net increase (decrease) in net assets from operations	(80,171)	(53,375)	(1,809)	-
Changes from principal transactions:				
Premiums	11,911	6,895	4,176	-
Death Benefits	(1,481)	(807)	(4)	-
Surrenders and withdrawals	(47,608)	(36,030)	3,678	-
Transfers between Divisions (including fixed account), net	140	96	-	-
Increase (decrease) in net assets derived from principal transactions	(37,038)	(29,846)	7,850	-
Total increase (decrease) in net assets	(117,209)	(83,221)	6,041	-
Net assets at December 31, 2008	115,644	88,612	6,041	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,184)	(863)	(812)	(2)
Total realized gain (loss) on investments and capital gains distributions	(15,463)	(11,004)	(531)	(9)
Net unrealized appreciation (depreciation) of investments	45,570	28,599	8,690	2
Net increase (decrease) in net assets from operations	28,923	16,732	7,347	(9)
Changes from principal transactions:				
Premiums	1,130	379	7,089	(375)
Death Benefits	(1,770)	(1,216)	(215)	-
Surrenders and withdrawals	(5,853)	(3,866)	(2,113)	(1)
Transfers between Divisions (including fixed account), net	(10,349)	(6,173)	51,439	709
Increase (decrease) in net assets derived from principal transactions	(16,842)	(10,876)	56,200	333
Total increase (decrease) in net assets	12,081	5,856	63,547	324
Net assets at December 31, 2009	$ 127,725	$ 94,468	$ 69,588	$ 324

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2008	$ 629	$ 22,941	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(43)	23	-
Total realized gain (loss) on investments and capital gains distributions	13	2,013	(50)	-
Net unrealized appreciation (depreciation) of investments	(300)	(9,695)	161	-
Net increase (decrease) in net assets from operations	(291)	(7,725)	134	-
Changes from principal transactions:				
Premiums	152	59	2,202	-
Death Benefits	-	(359)	-	-
Surrenders and withdrawals	(140)	(3,358)	389	-
Transfers between Divisions (including fixed account), net	-	5	-	-
Increase (decrease) in net assets derived from principal transactions	12	(3,653)	2,591	-
Total increase (decrease) in net assets	(279)	(11,378)	2,725	-
Net assets at December 31, 2008	350	11,563	2,725	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	76	40	(1,646)
Total realized gain (loss) on investments and capital gains distributions	(181)	(1,624)	275	1,187
Net unrealized appreciation (depreciation) of investments	231	2,712	2,749	21,056
Net increase (decrease) in net assets from operations	49	1,164	3,064	20,597
Changes from principal transactions:				
Premiums	14	83	7,436	1,164
Death Benefits	-	(144)	(228)	(1,067)
Surrenders and withdrawals	(4)	(910)	(224)	(3,126)
Transfers between Divisions (including fixed account), net	(409)	(537)	4,464	124,326
Increase (decrease) in net assets derived from principal transactions	(399)	(1,508)	11,448	121,297
Total increase (decrease) in net assets	(350)	(344)	14,512	141,894
Net assets at December 31, 2009	$ -	$ 11,219	$ 17,237	$ 141,894

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	-	-	81
Total realized gain (loss) on investments and capital gains distributions	(2,760)	-	-	(1,525)
Net unrealized appreciation (depreciation) of investments	(2,334)	-	-	(5,755)
Net increase (decrease) in net assets from operations	(5,036)	-	-	(7,199)
Changes from principal transactions:				
Premiums	10,136	-	-	15,114
Death Benefits	(9)	-	-	(166)
Surrenders and withdrawals	17,812	-	-	14,874
Transfers between Divisions (including fixed account), net	-	-	-	26
Increase (decrease) in net assets derived from principal transactions	27,939	-	-	29,848
Total increase (decrease) in net assets	22,903	-	-	22,649
Net assets at December 31, 2008	22,903	-	-	22,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,018)	(225)	(2,272)	(1,252)
Total realized gain (loss) on investments and capital gains distributions	1,260	367	1,109	(3,279)
Net unrealized appreciation (depreciation) of investments	58,609	3,245	28,135	21,683
Net increase (decrease) in net assets from operations	55,851	3,387	26,972	17,152
Changes from principal transactions:				
Premiums	9,625	882	2,127	13,265
Death Benefits	(3,662)	(201)	(2,564)	(505)
Surrenders and withdrawals	(10,615)	(904)	(5,428)	(1,849)
Transfers between Divisions (including fixed account), net	298,395	20,841	227,261	34,407
Increase (decrease) in net assets derived from principal transactions	293,743	20,618	221,396	45,318
Total increase (decrease) in net assets	349,594	24,005	248,368	62,470
Net assets at December 31, 2009	$ 372,497	$ 24,005	$ 248,368	$ 85,119

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
Net assets at January 1, 2008	$ -	$ 2,803	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	(403)	513	2,343
Total realized gain (loss) on investments and capital gains distributions	(5,156)	(1,783)	(164)	(3,268)
Net unrealized appreciation (depreciation) of investments	(23,030)	(10,805)	4,506	(68,858)
Net increase (decrease) in net assets from operations	(28,218)	(12,991)	4,855	(69,783)
Changes from principal transactions:				
Premiums	15,916	14,100	33,477	126,979
Death Benefits	(215)	(16)	(389)	(482)
Surrenders and withdrawals	83,014	39,577	139,284	88,264
Transfers between Divisions (including fixed account), net	30	6	34	73
Increase (decrease) in net assets derived from principal transactions	98,745	53,667	172,406	214,834
Total increase (decrease) in net assets	70,527	40,676	177,261	145,051
Net assets at December 31, 2008	70,527	43,479	177,261	145,051
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,194)	(1,011)	(1,098)	(4,597)
Total realized gain (loss) on investments and capital gains distributions	(12,526)	(8,664)	5,894	(18,171)
Net unrealized appreciation (depreciation) of investments	34,800	22,788	3,568	68,090
Net increase (decrease) in net assets from operations	20,080	13,113	8,364	45,322
Changes from principal transactions:				
Premiums	13,532	9,557	32,415	23,714
Death Benefits	(790)	(283)	(2,781)	(1,523)
Surrenders and withdrawals	(3,886)	(2,451)	(13,899)	(4,528)
Transfers between Divisions (including fixed account), net	15,237	12,118	50,398	4,997
Increase (decrease) in net assets derived from principal transactions	24,093	18,941	66,133	22,660
Total increase (decrease) in net assets	44,173	32,054	74,497	67,982
Net assets at December 31, 2009	$ 114,700	$ 75,533	$ 251,758	$ 213,033

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Investors Portfolio
Net assets at January 1, 2008	$ 13,183	$ 26,412	$ 100,307	$ 169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	155	(4,642)	(1,880)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	1,481	2,904	16,360	(14)
Net unrealized appreciation (depreciation)				
of investments	(8,028)	(128,278)	(46,306)	(41)
Net increase (decrease) in net assets from operations	(6,392)	(130,016)	(31,826)	(56)
Changes from principal transactions:				
Premiums	4,212	12,727	835	1
Death Benefits	(69)	(4,340)	(650)	-
Surrenders and withdrawals	(2,038)	318,336	(17,109)	(41)
Transfers between Divisions				
(including fixed account), net	-	233	34	-
Increase (decrease) in net assets derived from				
principal transactions	2,105	326,956	(16,890)	(40)
Total increase (decrease) in net assets	(4,287)	196,940	(48,716)	(96)
Net assets at December 31, 2008	8,896	223,352	51,591	73
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(5,399)	(1,403)	-
Total realized gain (loss) on investments				
and capital gains distributions	(1,275)	(15,469)	(893)	(7)
Net unrealized appreciation (depreciation)				
of investments	3,426	101,185	15,414	22
Net increase (decrease) in net assets from operations	2,163	80,317	13,118	15
Changes from principal transactions:				
Premiums	739	6,514	257	-
Death Benefits	(74)	(5,053)	(532)	-
Surrenders and withdrawals	(227)	(15,932)	(2,604)	(8)
Transfers between Divisions				
(including fixed account), net	(779)	7,932	(2,389)	-
Increase (decrease) in net assets derived from				
principal transactions	(341)	(6,539)	(5,268)	(8)
Total increase (decrease) in net assets	1,822	73,778	7,850	7
Net assets at December 31, 2009	$ 10,718	$ 297,130	$ 59,441	$ 80

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class
Net assets at January 1, 2008	$ 104	$ 110	$ 166	$ 1,323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	7	(1)	(11)
Total realized gain (loss) on investments and capital gains distributions	(27)	(1)	-	22
Net unrealized appreciation (depreciation) of investments	(9)	(30)	-	(523)
Net increase (decrease) in net assets from operations	(36)	(24)	(1)	(512)
Changes from principal transactions:				
Premiums	1	-	-	246
Death Benefits	-	-	-	(25)
Surrenders and withdrawals	(30)	(35)	(142)	(210)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(29)	(35)	(142)	11
Total increase (decrease) in net assets	(65)	(59)	(143)	(501)
Net assets at December 31, 2008	39	51	23	822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	7	-	(11)
Total realized gain (loss) on investments and capital gains distributions	(7)	(2)	-	(77)
Net unrealized appreciation (depreciation) of investments	17	23	-	471
Net increase (decrease) in net assets from operations	9	28	-	383
Changes from principal transactions:				
Premiums	-	-	-	238
Death Benefits	-	-	-	-
Surrenders and withdrawals	(2)	(1)	-	(79)
Transfers between Divisions (including fixed account), net	-	-	-	236
Increase (decrease) in net assets derived from principal transactions	(2)	(1)	-	395
Total increase (decrease) in net assets	7	27	-	778
Net assets at December 31, 2009	$ 46	$ 78	$ 23	$ 1,600

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull
Net assets at January 1, 2008	$ 2,430	$ 16,338	$ 4,873	$ 30,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	140	215	(52)	(521)
Total realized gain (loss) on investments and capital gains distributions	(5)	818	(47)	(191)
Net unrealized appreciation (depreciation) of investments	(981)	(6,571)	(1,586)	(9,414)
Net increase (decrease) in net assets from operations	(846)	(5,538)	(1,685)	(10,126)
Changes from principal transactions:				
Premiums	3,930	4,145	-	10
Death Benefits	-	(7)	(130)	(211)
Surrenders and withdrawals	1,998	(1,626)	(688)	(5,680)
Transfers between Divisions (including fixed account), net	3	11	18	(9)
Increase (decrease) in net assets derived from principal transactions	5,931	2,523	(800)	(5,890)
Total increase (decrease) in net assets	5,085	(3,015)	(2,485)	(16,016)
Net assets at December 31, 2008	7,515	13,323	2,388	14,046
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	162	237	(11)	(279)
Total realized gain (loss) on investments and capital gains distributions	341	(1,049)	(2,985)	(848)
Net unrealized appreciation (depreciation) of investments	872	2,633	2,845	3,813
Net increase (decrease) in net assets from operations	1,375	1,821	(151)	2,686
Changes from principal transactions:				
Premiums	1,304	2,039	-	(1)
Death Benefits	(37)	(48)	(6)	(311)
Surrenders and withdrawals	(645)	(595)	(95)	(694)
Transfers between Divisions (including fixed account), net	1,704	(1,511)	(2,136)	(410)
Increase (decrease) in net assets derived from principal transactions	2,326	(115)	(2,237)	(1,416)
Total increase (decrease) in net assets	3,701	1,706	(2,388)	1,270
Net assets at December 31, 2009	$ 11,216	$ 15,029	$ -	$ 15,316

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund
Net assets at January 1, 2008	$ 23,421	$ 30,230	$ 3,282	$ 489
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	645	(4)	(5)
Total realized gain (loss) on investments and capital gains distributions	2,168	(2,446)	204	(1)
Net unrealized appreciation (depreciation) of investments	(11,280)	(7,148)	(1,153)	(149)
Net increase (decrease) in net assets from operations	(9,171)	(8,949)	(953)	(155)
Changes from principal transactions:				
Premiums	10	10	-	-
Death Benefits	(101)	(354)	(8)	-
Surrenders and withdrawals	(4,320)	(7,744)	(332)	(101)
Transfers between Divisions (including fixed account), net	(4)	6	-	-
Increase (decrease) in net assets derived from principal transactions	(4,415)	(8,082)	(340)	(101)
Total increase (decrease) in net assets	(13,586)	(17,031)	(1,293)	(256)
Net assets at December 31, 2008	9,835	13,199	1,989	233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(284)	(13)	(2)
Total realized gain (loss) on investments and capital gains distributions	(1,510)	(2,153)	(104)	(11)
Net unrealized appreciation (depreciation) of investments	3,915	6,093	324	67
Net increase (decrease) in net assets from operations	2,404	3,656	207	54
Changes from principal transactions:				
Premiums	1	2	-	-
Death Benefits	(483)	(228)	-	-
Surrenders and withdrawals	(682)	(1,019)	(166)	(14)
Transfers between Divisions (including fixed account), net	(631)	(1,307)	(21)	(35)
Increase (decrease) in net assets derived from principal transactions	(1,795)	(2,552)	(187)	(49)
Total increase (decrease) in net assets	609	1,104	20	5
Net assets at December 31, 2009	$ 10,444	$ 14,303	$ 2,009	$ 238

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund
Net assets at January 1, 2008	$ 1,004	$ 2,681	$ 127	$ 884
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(48)	(1)	(16)
Total realized gain (loss) on investments and capital gains distributions	99	3	-	179
Net unrealized appreciation (depreciation) of investments	(456)	(940)	-	(508)
Net increase (decrease) in net assets from operations	(362)	(985)	(1)	(345)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	(42)	-	(8)
Surrenders and withdrawals	(113)	(346)	(83)	(112)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(113)	(388)	(83)	(120)
Total increase (decrease) in net assets	(475)	(1,373)	(84)	(465)
Net assets at December 31, 2008	529	1,308	43	419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(35)	(1)	(12)
Total realized gain (loss) on investments and capital gains distributions	(30)	(11)	-	(62)
Net unrealized appreciation (depreciation) of investments	102	524	-	249
Net increase (decrease) in net assets from operations	69	478	(1)	175
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	(40)	(124)	(6)	(80)
Transfers between Divisions (including fixed account), net	(3)	(133)	-	(50)
Increase (decrease) in net assets derived from principal transactions	(43)	(257)	(6)	(130)
Total increase (decrease) in net assets	26	221	(7)	45
Net assets at December 31, 2009	$ 555	$ 1,529	$ 36	$ 464

The accompanying notes are an integral part of these financial statements.

123

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Wells Fargo Advantage Total Return Bond Fund
Net assets at January 1, 2008	$ 1,314
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	30
Total realized gain (loss) on investments and capital gains distributions	(9)
Net unrealized appreciation (depreciation) of investments	(21)
Net increase (decrease) in net assets from operations	-
Changes from principal transactions:	
Premiums	-
Death Benefits	-
Surrenders and withdrawals	(285)
Transfers between Divisions (including fixed account), net	-
Increase (decrease) in net assets derived from principal transactions	(285)
Total increase (decrease) in net assets	(285)
Net assets at December 31, 2008	1,029
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	21
Total realized gain (loss) on investments and capital gains distributions	5
Net unrealized appreciation (depreciation) of investments	65
Net increase (decrease) in net assets from operations	91
Changes from principal transactions:	
Premiums	-
Death Benefits	-
Surrenders and withdrawals	(69)
Transfers between Divisions (including fixed account), net	29
Increase (decrease) in net assets derived from principal transactions	(40)
Total increase (decrease) in net assets	51
Net assets at December 31, 2009	$ 1,080

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

During 2009, the Account offered ING Architect Contracts, ING GoldenSelect Contracts, and ING Retirement Solutions Rollover Choice Contracts (collectively, the "Contracts"). ING GoldenSelect Contracts included Access, Premium Plus, ESII, and Landmark.

The Account includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed separate account, which are not part of the Account, as directed by the contractowners. The portion of the

Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2009, the Account had 161 investment divisions (the "Divisions"), 27 of which invest in independently managed mutual fund portfolios and 134 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2009 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
   BlackRock Global Allocation V.I. Fund - Class III*
Columbia Funds Variable Insurance Trust:
   Columbia Asset Allocation Fund, Variable Series -
      Class A
   Columbia Federal Securities Fund, Variable Series -
      Class A
   Columbia Large Cap Growth Fund, Variable Series -
      Class A
   Columbia Small Cap Value Fund, Variable Series -
      Class B
   Columbia Small Company Growth Fund, Variable
      Series - Class A
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service
      Class 2
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
   ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
   ING American Funds Asset Allocation Portfolio*
   ING American Funds Bond Portfolio*
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Portfolio
   ING American Funds World Allocation Portfolio -
      Service Class*
   ING Artio Foreign Portfolio - Service Class
   ING Artio Foreign Portfolio - Service 2 Class
   ING BlackRock Inflation Protected Bond Portfolio -
      Service Class**
   ING BlackRock Large Cap Growth Portfolio -
      Institutional Class
   ING BlackRock Large Cap Growth Portfolio - Service
      Class

ING Investors Trust (continued):
   ING BlackRock Large Cap Value Portfolio - Service
      Class
   ING BlackRock Large Cap Value Portfolio -
      Service 2 Class
   ING Clarion Global Real Estate Portfolio - Service
      Class
   ING Clarion Global Real Estate Portfolio - Service 2
      Class
   ING Clarion Real Estate Portfolio - Service Class
   ING Clarion Real Estate Portfolio - Service 2 Class
   ING Evergreen Health Sciences Portfolio - Service
      Class
   ING Evergreen Omega Portfolio - Service Class
   ING Evergreen Omega Portfolio - Service 2 Class
   ING FMR^SM Diversified Mid Cap Portfolio - Service
      Class
   ING FMR^SM Diversified Mid Cap Portfolio -
      Service 2 Class
   ING Focus 5 Portfolio - Service Class
   ING Franklin Income Portfolio - Service Class
   ING Franklin Income Portfolio - Service 2 Class
   ING Franklin Mutual Shares Portfolio - Service
      Class
   ING Franklin Templeton Founding Strategy
      Portfolio - Service Class
   ING Global Resources Portfolio - Service Class
   ING Global Resources Portfolio - Service 2 Class
   ING Janus Contrarian Portfolio - Service Class
   ING Janus Contrarian Portfolio - Service 2 Class
   ING JPMorgan Emerging Markets Equity Portfolio -
      Service Class
   ING JPMorgan Emerging Markets Equity Portfolio -
      Service 2 Class
   ING JPMorgan Small Cap Core Equity Portfolio -
      Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
      Service 2 Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Liquid Assets Portfolio - Service 2 Class
   ING Lord Abbett Affiliated Portfolio - Service Class

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class*
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class**
  ING Retirement Growth Portfolio - Adviser Class**
  ING Retirement Moderate Growth Portfolio - Adviser Class**
  ING Retirement Moderate Portfolio - Adviser Class**
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class*
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S
  ING Dow Jones Euro STOXX 50 Index Portfolio - Class A**

ING Variable Portfolios, Inc. (continued):
  ING FTSE 100 Index Portfolio - Class A**
  ING Hang Seng Index Portfolio - Class S**
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S*
  ING Japan Equity Index Portfolio - Class A**
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio -
    Class S*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Large Cap Index Portfolio - Class S*
  ING Russell™ Large Cap Value Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Index Portfolio - Class S*
  ING Russell™ Small Cap Index Portfolio - Class S*
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S*
  ING WisdomTree^SM Global High-Yielding Equity Index
    Portfolio - Class S*
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Investors Portfolio
  Legg Mason Global Currents Variable International All
    Cap Opportunity Portfolio

Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income
    Portfolio
  Legg Mason Western Asset Variable Money Market
    Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA -
    Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth
    Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

*   Division became available in 2008
** Division became available in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class S	ING VP Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Artio Foreign Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service 2 Class
ING Clarion Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Global Real Estate Portfolio - Service 2 Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service 2 Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Growth and Income Portfolio II - Service 2 Class	ING Legg Mason Value Portfolio - Service 2 Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class

Current Name	Former Name
ING Investors Trust (continued):	ING Investors Trust (continued):
ING Index Plus International Equity Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service 2 Class
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
ING Oppenheimer Active Allocation Portfolio - Service Class	ING Oppenheimer Active Asset Allocation Portfolio - Service Class
ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service Class
ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING PIMCO Core Bond Portfolio - Service 2 Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Conservative Portfolio - Class S
ING Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S
ING Strategic Allocation Moderate Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Growth and Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING BlackRock Global Science and Technology Portfolio - Class S
ING Index Plus LargeCap Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
ING Index Plus MidCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S
ING Index Plus SmallCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
ING Opportunistic Large Cap Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Global Large Cap Index 85% Portfolio - Class S
ING Small Company Portfolio - Class S	ING VP Small Company Portfolio - Class S
ING U.S. Bond Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class S	ING VP International Value Portfolio - Class S
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Variable Equity Trust:
Legg Mason ClearBridge Variable Investors Portfolio	Legg Mason Partners Variable Investors Portfolio
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable International All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:	Legg Mason Partners Variable Income Trust:
Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Partners Variable High Income Portfolio
Legg Mason Western Asset Variable Money Market Portfolio	Legg Mason Partners Variable Money Market Portfolio

The following Divisions were closed to contractowners in 2009:

ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
   ING Growth and Income Portfolio II - Service Class
   ING Growth and Income Portfolio II - Service 2 Class
   ING Index Plus International Equity Portfolio - Service Class
   ING Index Plus International Equity Portfolio - Service 2 Class
   ING International Growth Opportunities Portfolio - Service Class
   ING International Growth Opportunities Portfolio - Service 2 Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Service 2 Class
   ING LifeStyle Aggressive Growth Portfolio - Service Class
   ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
   ING LifeStyle Conservative Portfolio - Service Class
   ING LifeStyle Conservative Portfolio - Service 2 Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service 2 Class
   ING LifeStyle Moderate Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth Portfolio - Service 2 Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service 2 Class
   ING Multi-Manager International Small Cap Portfolio - Class S
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Oppenheimer Main Street Portfolio® - Service 2 Class
   ING Van Kampen Capital Growth Portfolio - Service Class
   ING Van Kampen Capital Growth Portfolio - Service 2 Class
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
ING Variable Portfolios, Inc.:
   ING Global Equity Option Portfolio - Class S
   ING Opportunistic Large Cap Growth Portfolio - Class S
Pioneer Variable Contracts Trust:
   Pioneer Small Cap Value VCT Portfolio - Class II

The following Divisions were offered during 2009 but did not have any activity as of December 31, 2009:

ING Investors Trust:
   ING BlackRock Large Cap Growth Portfolio - Service 2 Class
   ING Evergreen Health Sciences Portfolio - Service 2 Class

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund.   Investment transactions in each Fund are recorded on the trade date.   Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date.   Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis.   The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3.   **Recently Adopted Accounting Standards**

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. **Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7. SmartDesign Advantage, SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III. Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

Series	Annual Rates
ING:	
Architect (pre January 2008) Max 7	1.40 %
Architect (post January 2008) Max 7	1.55
Architect (pre January 2008) Quarterly Ratchet	1.10
Architect (post January 2008) Quarterly Ratchet	1.25
Architect (post April 2008) Quarterly Ratchet	1.30
Architect (pre January 2008) Standard	0.85
Architect (post January 2008) Standard	1.00
Focus Variable Annuity Option I	0.60
Focus Variable Annuity Option II	0.80
Rollover Choice[SM] Option I (pre August 7, 2003)	0.60
Rollover Choice[SM] Option II (pre August 7, 2003)	0.80
Rollover Choice[SM] Option III (pre August 7, 2003)	0.95
Rollover Choice[SM] Option I (post August 7, 2003)	0.85
Rollover Choice[SM] Option II (post August 7, 2003)	1.05
Rollover Choice[SM] Option III (post August 7, 2003)	1.20
ING GoldenSelect:	
Access® (post January 2000) 5.5 % Solution	1.45
Access® (pre February 2000) 5.5% Solution	1.40
Access® (post 2000) 5.5% Solution	1.45
Access® (post April 2001) 5.5% Solution	1.80
Access® (post January 2000) 7% Solution	1.65
Access® (pre February 2000) 7% Solution	1.55
Access® (post 2000) 7% Solution	1.65
Access® (post April 2001) 7% Solution	2.00
Access® (post January 2000) Annual Ratchet	1.45
Access® (pre February 2000) Annual Ratchet	1.40
Access® (post 2000) Annual Ratchet	1.55
Access® (post January 2000) Max 5.5	1.55
Access® (post 2000) Max 5.5	1.60
Access® (post April 2001) Max 5.5	1.95
Access® (post January 2000) Max 7	1.75
Access® (post 2000) Max 7	1.75
Access® (post April 2001) Max 7	2.20
Access® (post April 2001) Quarterly Ratchet	1.90
Access® (post April 2008) Quarterly Ratchet	1.95
Access® (post January 2000) Standard	1.65
Access® (pre February 2000) Standard	1.25
Access® (post 2000) Standard	1.30
Access® (post April 2001) Standard	1.65
Access® One	0.35
DVA	0.90
DVA 80	0.80
DVA Plus (post January 2000) 5.5% Solution	1.25

Series	Annual Rates
ING GoldenSelect (continued):	
DVA Plus (pre February 2000) 5.5% Solution	1.25 %
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
DVA Plus (post January 2000) Standard	1.15
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post 2000) Standard	1.15
DVA Series 100	1.25
ES II (pre 2001)	1.25
ES II (post 2000) 5.5% Solution	1.40
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) Max 7	1.80
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Standard	1.25
Generations-7% Solution	1.60
Generations-Deferred Ratchet	1.30
Generations-Max 7	1.80
Generations-Quarterly Ratchet	1.50
Generations-Standard	1.25
Granite PrimElite-Annual Ratchet	1.25
Granite PrimElite-Standard	1.10
Landmark 5.5% Solution	1.65
Landmark 7% Solution	1.85
Landmark-Max 5.5	1.80
Landmark-Max 7	2.05
Landmark (pre April 2008) Quarterly Ratchet	1.75
Landmark (post April 2008) Quarterly Ratchet	1.80
Landmark-Standard	1.50
Legends Max 7	2.05
Legends Quarterly Ratchet	1.75
Legends-Standard	1.50
Opportunities 5.5% Solution	1.40
Opportunities 7% Solution	1.60
Opportunities-Max 5.5	1.55
Opportunities-Max 7	1.80

Series	Annual Rates
ING GoldenSelect (continued):	
Opportunities-Quarterly Ratchet	1.50 %
Opportunities-Standard	1.25
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
Premium Plus (pre February 2000) Quarterly Ratchet	1.40 %
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post April 2008) Quarterly Ratchet	1.70
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.30
Premium Plus (post 2000) Standard	1.40
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
VA Option I	0.80
VA Option II	1.10
VA Option III	1.25
Value-Standard	0.75
ING SmartDesign:	
Advantage Option I	1.50
Advantage Option II	1.70
Advantage Option III	1.85
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Simplicity Variable Annuity Years 1-10	2.00
Simplicity Variable Annuity Years 11+	1.25
Variable Annuity Option I	0.80
Variable Annuity Option II	1.10
Variable Annuity Option III	1.25
Wells Fargo ING:	
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ESII, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

Contract Maintenance Charges

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Premium Plus, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value	Architect
0	6 %	7 %	8 %	8 %	6 %	8 %
1	5	7	8	7	6	7
2	4	6	8	6	6	6
3	3	5	8	5	5	5
4	2	4	7	4	4	4
5	1	3	6	3	3	3
6	-	1	5	2	1	2
7	-	-	3	1	-	-
8	-	-	1	-	-	-
9+	-	-	-	-	-	-

Complete Years Elapsed Since Premium Payment	Advantage	Landmark & Legends	Signature & VA	Rollover Choice	Focus VA	Simplicity
0	6 %	6 %	7 %	6 %	3 %	6 %
1	5	5	7	6	2	6
2	4	4	6	5	1	5
3	-	3	6	4	-	4
4	-	-	5	3	-	3
5	-	-	4	2	-	-
6	-	-	3	1	-	-
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9+	-	-	-	-	-	-

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   **Related Party Transactions**

During the year ended December 31, 2009, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Mutual Funds, the ING Variable Insurance Trust, ING Intermediate Bond Portfolio, ING Variable Portfolios, Inc., ING Variable Funds, ING Balanced Portfolio, Inc., ING Strategic Allocation Portfolio, Inc., and the ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.95% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Leisure Fund - Series I Shares	$ 372	$ 2,952	$ 5,460	$ 9,287
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	483,121	52,382	462,235	8,747
Columbia Funds Variable Insurance Trust:				
Columbia Asset Allocation Fund, Variable Series - Class A	12	14	83	268
Columbia Federal Securities Fund, Variable Series - Class A	2	5	10	61
Columbia Large Cap Growth Fund, Variable Series - Class A	2	13	4	41
Columbia Small Cap Value Fund, Variable Series - Class B	2,837	23,106	25,549	53,705
Columbia Small Company Growth Fund, Variable Series - Class A	-	34	9	4
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	4,156	27,760	14,078	75,368
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	50,576	129,087	262,890	47,570
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	3,295	707	3,617	1,023
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class S	526	855	2,379	2,160
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class S	242,282	175,601	484,837	220,106
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	10,037	246,681	84,249	82,272
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	365	11,363	3,687	2,613
ING American Funds Asset Allocation Portfolio	113,954	8,515	177,850	5,324
ING American Funds Bond Portfolio	244,673	45,284	292,667	23,012
ING American Funds Growth Portfolio	364,850	130,943	526,537	100,328
ING American Funds Growth-Income Portfolio	159,466	67,950	255,341	52,985
ING American Funds International Portfolio	345,720	84,792	318,087	103,608
ING American Funds World Allocation Portfolio - Service Class	83,177	11,064	12,742	-
ING Artio Foreign Portfolio - Service Class	102,181	78,473	175,677	105,567
ING Artio Foreign Portfolio - Service 2 Class	7,535	5,795	9,062	6,716
ING BlackRock Inflation Protected Bond Portfolio - Service Class	177,932	22,222	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1	22	22	24
ING BlackRock Large Cap Growth Portfolio - Service Class	29,902	24,469	42,774	26,286
ING BlackRock Large Cap Value Portfolio - Service Class	740	5,660	2,353	12,580
ING BlackRock Large Cap Value Portfolio - Service 2 Class	29	288	169	748
ING Clarion Global Real Estate Portfolio - Service Class	19,247	24,787	80,545	28,998
ING Clarion Global Real Estate Portfolio - Service 2 Class	291	265	868	689
ING Clarion Real Estate Portfolio - Service Class	21,527	51,230	111,200	151,448
ING Clarion Real Estate Portfolio - Service 2 Class	1,499	2,725	5,570	5,348
ING Evergreen Health Sciences Portfolio - Service Class	23,980	38,784	79,448	45,673

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Evergreen Omega Portfolio - Service Class	$ 75,050	$ 7,697	$ 6,738	$ 3,505
ING Evergreen Omega Portfolio - Service 2 Class	5	215	138	175
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	40,233	68,365	103,642	119,041
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	977	3,122	4,848	6,298
ING Focus 5 Portfolio - Service Class	17,757	22,998	140,022	25,345
ING Franklin Income Portfolio - Service Class	100,590	33,305	155,140	75,651
ING Franklin Income Portfolio - Service 2 Class	2,580	2,106	3,023	3,062
ING Franklin Mutual Shares Portfolio - Service Class	22,572	20,694	65,467	28,920
ING Franklin Templeton Founding Strategy Portfolio - Service Class	58,859	61,974	492,796	18,058
ING Global Resources Portfolio - Service Class	61,200	118,321	421,367	147,634
ING Global Resources Portfolio - Service 2 Class	998	2,963	11,695	6,598
ING Growth and Income Portfolio II - Service Class	3,944	145,948	70,988	69,259
ING Growth and Income Portfolio II - Service 2 Class	290	11,162	4,740	3,532
ING Index Plus International Equity Portfolio - Service Class	1,233	20,262	10,884	9,287
ING Index Plus International Equity Portfolio - Service 2 Class	19	338	169	258
ING International Growth Opportunities Portfolio - Service Class	1,843	72,801	32,797	25,479
ING International Growth Opportunities Portfolio - Service 2 Class	140	6,151	2,841	1,356
ING Janus Contrarian Portfolio - Service Class	17,161	93,939	212,297	95,135
ING Janus Contrarian Portfolio - Service 2 Class	349	3,193	7,071	4,822
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	106,513	128,258	194,670	137,782
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	1,945	3,434	5,692	6,491
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	18,539	19,560	26,137	57,435
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	966	3,394	4,246	7,319
ING JPMorgan Value Opportunities Portfolio - Service Class	979	19,383	4,435	9,842
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	37	732	150	480
ING LifeStyle Aggressive Growth Portfolio - Service Class	62,203	961,953	202,260	107,106
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	1,002	4,222	1,685	961
ING LifeStyle Conservative Portfolio - Service Class	277,414	412,313	129,382	2,041
ING LifeStyle Conservative Portfolio - Service 2 Class	1,404	1,323	-	-
ING LifeStyle Growth Portfolio - Service Class	326,483	3,744,348	1,015,688	108,959
ING LifeStyle Growth Portfolio - Service 2 Class	2,869	14,103	5,176	1,940
ING LifeStyle Moderate Growth Portfolio - Service Class	320,654	3,117,511	806,416	75,181
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	4,264	17,174	5,419	4,133
ING LifeStyle Moderate Portfolio - Service Class	268,539	1,846,714	691,487	58,437
ING LifeStyle Moderate Portfolio - Service 2 Class	10,774	24,212	8,830	5,895
ING Limited Maturity Bond Portfolio - Service Class	7,847	26,018	11,201	46,245
ING Liquid Assets Portfolio - Service Class	407,407	1,243,989	1,802,623	520,982
ING Liquid Assets Portfolio - Service 2 Class	10,849	34,820	47,711	15,633
ING Lord Abbett Affiliated Portfolio - Service Class	928	10,148	14,922	24,861
ING Lord Abbett Affiliated Portfolio - Service 2 Class	44	245	473	392

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2009		2008	
	Purchases	**Sales**	**Purchases**	**Sales**
		(Dollars in thousands)		
ING Investors Trust (continued):				
ING Marsico Growth Portfolio - Service Class	$ 25,759	$ 65,728	$ 41,610	$ 115,684
ING Marsico Growth Portfolio - Service 2 Class	1,094	1,836	782	2,841
ING Marsico International Opportunities Portfolio - Service Class	5,638	41,281	111,810	58,445
ING MFS Total Return Portfolio - Service Class	61,280	109,499	160,438	158,141
ING MFS Total Return Portfolio - Service 2 Class	1,722	4,514	7,166	7,224
ING MFS Utilities Portfolio - Service Class	41,544	57,136	237,493	96,397
ING Multi-Manager International Small Cap Portfolio - Class S	9,615	13,275	7,406	3,266
ING Oppenheimer Active Allocation Portfolio - Service Class	16,895	894	3,445	-
ING Oppenheimer Main Street Portfolio® - Service Class	1,809	210,552	27,708	69,359
ING Oppenheimer Main Street Portfolio® - Service 2 Class	28	2,817	218	586
ING PIMCO High Yield Portfolio - Service Class	30,099	70,892	65,473	165,112
ING PIMCO Total Return Bond Portfolio - Service Class	901,963	204,712	1,404,422	242,657
ING PIMCO Total Return Bond Portfolio - Service 2 Class	16,133	8,267	23,623	9,836
ING Pioneer Fund Portfolio - Service Class	4,470	7,781	6,336	18,710
ING Pioneer Mid Cap Value Portfolio - Service Class	24,048	62,929	253,544	118,959
ING Retirement Conservative Portfolio - Adviser Class	406,570	10,528	-	-
ING Retirement Growth Portfolio - Adviser Class	4,521,168	73,797	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	3,078,796	22,258	-	-
ING Retirement Moderate Portfolio - Adviser Class	1,826,734	16,957	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	149,941	187,128	570,542	234,895
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	2,446	8,770	14,096	15,260
ING T. Rowe Price Equity Income Portfolio - Service Class	48,403	68,794	133,636	110,841
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	828	2,773	4,732	4,088
ING Templeton Global Growth Portfolio - Service Class	23,294	23,989	27,229	57,387
ING Templeton Global Growth Portfolio - Service 2 Class	291	402	531	1,949
ING Van Kampen Capital Growth Portfolio - Service Class	8,013	144,028	188,422	24,287
ING Van Kampen Capital Growth Portfolio - Service 2 Class	-	14	191	13,877
ING Van Kampen Global Franchise Portfolio - Service Class	55,116	34,904	57,998	61,094
ING Van Kampen Global Franchise Portfolio - Service 2 Class	5,982	6,699	7,448	10,870
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	38,483	2,503	3,034	371
ING Van Kampen Growth and Income Portfolio - Service Class	24,426	59,477	84,673	106,437
ING Van Kampen Growth and Income Portfolio - Service 2 Class	1,643	4,343	8,711	10,721
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	13,502	6,170	1,527	4,054
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	4	47	74	82
ING Mutual Funds:				
ING Diversified International Fund - Class R	1	31	36	67

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	$ 225	$ 633	$ 406	$ 72
ING American Century Small-Mid Cap Value Portfolio - Service Class	1,305	230	192	103
ING Baron Small Cap Growth Portfolio - Service Class	76,326	36,645	92,006	34,502
ING Columbia Small Cap Value Portfolio - Service Class	25,584	38,673	103,851	43,859
ING Davis New York Venture Portfolio - Service Class	43,057	24,412	116,223	9,815
ING JPMorgan Mid Cap Value Portfolio - Service Class	28,447	8,275	38,474	10,410
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	22	12,912	4,626	23,042
ING Neuberger Berman Partners Portfolio - Service Class	1,973	67,222	1,410	25,782
ING Oppenheimer Global Portfolio - Initial Class	296	1,439	1,065	2,674
ING Oppenheimer Global Portfolio - Service Class	7,356	21,131	50,521	18,723
ING Oppenheimer Strategic Income Portfolio - Service Class	780	2,355	4,632	3,223
ING PIMCO Total Return Portfolio - Service Class	2,717	2,235	5,467	1,043
ING Solution 2015 Portfolio - Service Class	4,567	1,158	8,604	2,620
ING Solution 2025 Portfolio - Service Class	5,370	732	7,218	748
ING Solution 2035 Portfolio - Service Class	2,350	1,411	5,535	592
ING Solution 2045 Portfolio - Service Class	142	254	946	109
ING Solution Income Portfolio - Service Class	1,542	700	3,858	1,808
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	3,713	293	2,844	385
ING T. Rowe Price Growth Equity Portfolio - Service Class	60,526	14,963	31,668	15,930
ING Templeton Foreign Equity Portfolio - Service Class	64,062	34,246	219,959	59,611
ING Thornburg Value Portfolio - Initial Class	17	196	41	553
ING Thornburg Value Portfolio - Service Class	1,394	689	260	4,726
ING UBS U.S. Large Cap Equity Portfolio - Service Class	151	1,366	360	3,531
ING Van Kampen Comstock Portfolio - Service Class	15,444	19,050	37,574	28,902
ING Van Kampen Equity and Income Portfolio - Initial Class	43	211	318	749
ING Van Kampen Equity and Income Portfolio - Service Class	14,589	28,233	152,718	19,385
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class S	268	193	476	204
ING Strategic Allocation Growth Portfolio - Class S	114	68	516	81
ING Strategic Allocation Moderate Portfolio - Class S	137	89	302	201
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	1	6	2	6
ING Growth and Income Portfolio - Class S	150,368	52,696	437,216	47,269
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 3	819	38,705	3,210	9,057
ING GET U.S. Core Portfolio - Series 4	1,024	27,001	5,225	7,268
ING GET U.S. Core Portfolio - Series 5	666	2,949	4,308	5,202
ING GET U.S. Core Portfolio - Series 6	359	4,516	3,941	4,739
ING GET U.S. Core Portfolio - Series 7	256	1,587	2,963	3,461
ING GET U.S. Core Portfolio - Series 8	155	1,967	1,723	1,943

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust (continued):				
ING GET U.S. Core Portfolio - Series 9	$ 126	$ 1,010	$ 1,549	$ 1,059
ING GET U.S. Core Portfolio - Series 10	130	988	1,134	737
ING GET U.S. Core Portfolio - Series 11	344	1,993	1,803	1,160
ING GET U.S. Core Portfolio - Series 12	80	524	854	981
ING GET U.S. Core Portfolio - Series 13	800	6,882	2,661	13,597
ING GET U.S. Core Portfolio - Series 14	2,860	30,373	2,064	14,458
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class S	105,919	33,902	157,195	21,941
ING Dow Jones Euro STOXX 50 Index Portfolio - Class A	1,151	555	-	-
ING FTSE 100 Index Portfolio - Class A	758	10	-	-
ING Global Equity Option Portfolio - Class S	5,733	8,541	1,984	31
ING Hang Seng Index Portfolio - Class S	44,117	4,852	-	-
ING Index Plus LargeCap Portfolio - Class S	5,411	34,445	103,292	94,213
ING Index Plus MidCap Portfolio - Class S	1,892	19,922	40,631	54,718
ING Index Plus SmallCap Portfolio - Class S	2,364	14,105	23,724	46,622
ING International Index Portfolio - Class S	62,304	6,908	9,607	1,711
ING Japan Equity Index Portfolio - Class A	658	326	-	-
ING Opportunistic Large Cap Growth Portfolio - Class S	10	411	281	273
ING Opportunistic Large Cap Portfolio - Class S	959	2,391	3,338	4,133
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	12,783	1,293	4,040	1,426
ING Russell™ Large Cap Growth Index Portfolio - Class S	132,902	13,225	-	-
ING Russell™ Large Cap Index Portfolio - Class S	325,095	35,287	38,457	10,460
ING Russell™ Large Cap Value Index Portfolio - Class S	22,911	2,514	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	235,954	16,774	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	60,555	16,482	33,357	3,426
ING Russell™ Small Cap Index Portfolio - Class S	50,264	28,362	116,495	17,769
ING Small Company Portfolio - Class S	45,632	27,700	65,062	11,441
ING U.S. Bond Index Portfolio - Class S	170,112	103,042	214,981	41,744
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	50,405	32,335	225,953	8,759
ING Variable Products Trust:				
ING International Value Portfolio - Class S	970	1,300	6,021	1,879
ING MidCap Opportunities Portfolio - Class S	27,642	39,581	355,725	33,335
ING SmallCap Opportunities Portfolio - Class S	145	6,817	12,733	18,918
Legg Mason Partners Variable Equity Trust:				
Legg Mason ClearBridge Variable Investors Portfolio	2	11	7	44
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	3	2	31
Legg Mason Partners Variable Income Trust:				
Legg Mason Western Asset Variable High Income Portfolio	8	3	8	36
Legg Mason Western Asset Variable Money Market Portfolio	1	-	3	146

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	$ 545	$ 161	$ 347	$ 285
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	4,744	1,849	7,725	1,642
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	2,273	2,151	5,223	1,571
Pioneer Small Cap Value VCT Portfolio - Class II	1	2,249	665	915
ProFunds:				
ProFund VP Bull	131	1,825	372	6,426
ProFund VP Europe 30	296	2,093	2,885	4,958
ProFund VP Rising Rates Opportunity	363	3,201	1,436	8,874
Wells Fargo Funds Trust:				
Wells Fargo Advantage Asset Allocation Fund	50	251	287	411
Wells Fargo Advantage C&B Large Cap Value Fund	5	55	7	113
Wells Fargo Advantage Equity Income Fund	16	62	140	134
Wells Fargo Advantage Large Company Growth Fund	5	297	21	458
Wells Fargo Advantage Money Market Fund	1	7	2	86
Wells Fargo Advantage Small Cap Growth Fund	-	142	189	140
Wells Fargo Advantage Total Return Bond Fund	105	119	58	314

8. Changes in Units

The changes in units outstanding for the years ended December 31, 2009 and 2008 are shown in the following table. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA Contract. Updates to DVA Contracts resulted in both a redemption (surrender of the old Contract) and an issue (acquisition of the new Contract).

	Year ended December 31					
	2009			2008		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Leisure Fund - Series I Shares	31,058	349,079	(318,021)	104,608	859,682	(755,074)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	75,987,942	22,927,232	53,060,710	57,209,847	7,307,190	49,902,657
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	480	1,317	(837)	2,325	20,743	(18,418)
Columbia Federal Securities Fund, Variable Series - Class A	-	407	(407)	444	5,324	(4,880)
Columbia Large Cap Growth Fund, Variable Series - Class A	16	1,146	(1,130)	299	3,722	(3,423)
Columbia Small Cap Value Fund, Variable Series - Class B	278,804	1,738,333	(1,459,529)	179,657	3,140,307	(2,960,650)
Columbia Small Company Growth Fund, Variable Series - Class A	-	2,581	(2,581)	-	144	(144)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	992,104	4,176,755	(3,184,651)	3,214,538	8,981,668	(5,767,130)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	13,009,601	19,551,470	(6,541,869)	38,407,606	22,732,411	15,675,195
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	298,415	110,674	187,741	375,150	243,139	132,011
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	64,148	133,985	(69,837)	154,763	244,970	(90,207)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	40,290,370	38,950,690	1,339,680	72,084,714	56,248,042	15,836,672
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	2,070,577	19,338,993	(17,268,416)	4,875,586	7,856,182	(2,980,596)
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	50,985	975,871	(924,886)	114,147	228,342	(114,195)
ING American Funds Asset Allocation Portfolio	19,904,258	5,412,005	14,492,253	23,895,240	3,215,712	20,679,528
ING American Funds Bond Portfolio	38,343,432	17,153,230	21,190,202	37,631,498	9,063,400	28,568,098

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING American Funds Growth Portfolio	36,582,545	36,084,341	498,204	66,078,373	41,512,481	24,565,892
ING American Funds Growth-Income Portfolio	21,283,824	21,176,889	106,935	40,022,856	26,811,680	13,211,176
ING American Funds International Portfolio	21,908,372	18,401,270	3,507,102	32,644,018	24,864,560	7,779,458
ING American Funds World Allocation Portfolio - Service Class	8,865,751	1,821,231	7,044,520	1,475,870	29,257	1,446,613
ING Artio Foreign Portfolio - Service Class	12,987,278	12,119,589	867,689	18,699,161	18,683,200	15,961
ING Artio Foreign Portfolio - Service 2 Class	535,620	495,775	39,845	302,000	479,674	(177,674)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	19,482,590	4,392,829	15,089,761	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	2,743	(2,743)	3	2,895	(2,892)
ING BlackRock Large Cap Growth Portfolio - Service Class	6,465,361	5,476,222	989,139	5,752,600	5,400,606	351,994
ING BlackRock Large Cap Value Portfolio - Service Class	136,144	680,723	(544,579)	87,456	1,082,168	(994,712)
ING BlackRock Large Cap Value Portfolio - Service 2 Class	2,844	24,758	(21,914)	6,407	56,978	(50,571)
ING Clarion Global Real Estate Portfolio - Service Class	5,555,668	6,011,644	(455,976)	13,935,069	8,931,567	5,003,502
ING Clarion Global Real Estate Portfolio - Service 2 Class	46,753	38,422	8,331	95,994	79,211	16,783
ING Clarion Real Estate Portfolio - Service Class	921,570	2,302,213	(1,380,643)	1,895,100	4,168,239	(2,273,139)
ING Clarion Real Estate Portfolio - Service 2 Class	101,499	251,328	(149,829)	99,116	313,390	(214,274)
ING Evergreen Health Sciences Portfolio - Service Class	6,606,332	7,980,311	(1,373,979)	12,348,154	10,033,907	2,314,247
ING Evergreen Omega Portfolio - Service Class	8,918,921	2,235,010	6,683,911	780,203	450,969	329,234
ING Evergreen Omega Portfolio - Service 2 Class	991	20,984	(19,993)	919	15,342	(14,423)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	11,993,189	14,027,678	(2,034,489)	15,533,608	20,806,130	(5,272,522)
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	123,478	262,502	(139,024)	231,193	461,928	(230,735)
ING Focus 5 Portfolio - Service Class	6,018,422	6,358,864	(340,442)	20,714,284	7,849,841	12,864,443
ING Franklin Income Portfolio - Service Class	19,152,614	13,329,973	5,822,641	29,073,925	22,412,607	6,661,318
ING Franklin Income Portfolio - Service 2 Class	304,876	276,396	28,480	331,544	384,919	(53,375)
ING Franklin Mutual Shares Portfolio - Service Class	6,742,053	6,107,920	634,133	11,340,120	7,955,038	3,385,082
ING Franklin Templeton Founding Strategy Portfolio - Service Class	16,080,003	19,493,470	(3,413,467)	79,149,769	20,954,019	58,195,750
ING Global Resources Portfolio - Service Class	6,685,696	8,256,640	(1,570,944)	17,080,043	13,531,849	3,548,194
ING Global Resources Portfolio - Service 2 Class	102,335	184,416	(82,081)	284,537	353,794	(69,257)
ING Growth and Income Portfolio II - Service Class	914,317	31,247,475	(30,333,158)	5,311,958	11,855,180	(6,543,222)
ING Growth and Income Portfolio II - Service 2 Class	31,422	1,852,992	(1,821,570)	200,132	456,493	(256,361)
ING Index Plus International Equity Portfolio - Service Class	120,154	2,549,091	(2,428,937)	316,780	1,041,046	(724,266)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

ING Investors Trust (continued):

	Year ended December 31					
	2009			**2008**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Index Plus International Equity Portfolio - Service 2 Class	351	39,217	(38,866)	1,387	22,864	(21,477)
ING International Growth Opportunities Portfolio - Service Class	65,184	7,329,858	(7,264,674)	347,675	2,195,689	(1,848,014)
ING International Growth Opportunities Portfolio - Service 2 Class	6,959	467,433	(460,474)	24,951	85,424	(60,473)
ING Janus Contrarian Portfolio - Service Class	5,578,332	13,257,041	(7,678,709)	24,274,047	22,399,880	1,874,167
ING Janus Contrarian Portfolio - Service 2 Class	80,729	285,596	(204,867)	240,422	315,896	(75,474)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	13,495,540	13,596,496	(100,956)	20,248,514	19,777,306	471,208
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	124,599	184,887	(60,288)	182,330	313,840	(131,510)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,501,202	2,859,014	(357,812)	2,331,586	6,052,262	(3,720,676)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	44,136	279,627	(235,491)	66,112	531,318	(465,206)
ING JPMorgan Value Opportunities Portfolio - Service Class	231,883	2,743,063	(2,511,180)	243,112	1,134,143	(891,031)
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	280	96,275	(95,995)	3,859	46,066	(42,207)
ING LifeStyle Aggressive Growth Portfolio - Service Class	9,317,426	103,925,293	(94,607,867)	20,081,738	20,886,430	(804,692)
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	110,012	451,640	(341,628)	119,492	82,910	36,582
ING LifeStyle Conservative Portfolio - Service Class	38,613,440	54,713,629	(16,100,189)	17,350,368	1,250,179	16,100,189
ING LifeStyle Conservative Portfolio - Service 2 Class	113,225	113,225	-	-		-
ING LifeStyle Growth Portfolio - Service Class	49,317,013	401,660,098	(352,343,085)	128,672,824	65,931,731	62,741,093
ING LifeStyle Growth Portfolio - Service 2 Class	247,019	1,378,743	(1,131,724)	393,960	164,843	229,117
ING LifeStyle Moderate Growth Portfolio - Service Class	46,854,994	327,872,721	(281,017,727)	108,054,957	55,553,992	52,500,965
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	405,985	1,678,313	(1,272,328)	395,247	369,658	25,589
ING LifeStyle Moderate Portfolio - Service Class	44,199,116	198,756,446	(154,557,330)	90,761,793	39,182,323	51,579,470
ING LifeStyle Moderate Portfolio - Service 2 Class	1,106,826	2,342,065	(1,235,239)	774,140	616,897	157,243
ING Limited Maturity Bond Portfolio - Service Class	172,351	1,259,922	(1,087,571)	290,597	2,356,870	(2,066,273)
ING Liquid Assets Portfolio - Service Class	100,033,410	152,688,414	(52,655,004)	318,256,889	235,944,081	82,312,808
ING Liquid Assets Portfolio - Service 2 Class	1,670,729	3,901,797	(2,231,068)	10,022,475	6,984,421	3,038,054
ING Lord Abbett Affiliated Portfolio - Service Class	195,971	1,272,743	(1,076,772)	289,874	2,329,501	(2,039,627)
ING Lord Abbett Affiliated Portfolio - Service 2 Class	7,978	26,296	(18,318)	3,898	29,418	(25,520)
ING Marsico Growth Portfolio - Service Class	6,158,423	9,289,470	(3,131,047)	9,714,966	13,856,667	(4,141,701)
ING Marsico Growth Portfolio - Service 2 Class	152,268	211,557	(59,289)	99,590	230,242	(130,652)
ING Marsico International Opportunities Portfolio - Service Class	1,710,898	5,113,218	(3,402,320)	11,123,956	9,422,714	1,701,242
ING MFS Total Return Portfolio - Service Class	7,010,855	9,394,058	(2,383,203)	7,594,899	12,608,231	(5,013,332)

	Year ended December 31					
	2009			**2008**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING MFS Total Return Portfolio - Service 2 Class	147,999	440,045	(292,046)	129,192	614,062	(484,870)
ING MFS Utilities Portfolio - Service Class	7,677,149	10,147,969	(2,470,820)	23,836,751	19,922,925	3,913,826
ING Multi-Manager International Small Cap Portfolio - Class S	1,498,951	1,992,798	(493,847)	969,332	475,485	493,847
ING Oppenheimer Active Allocation Portfolio - Service Class	2,048,572	243,145	1,805,427	427,911	16,299	411,612
ING Oppenheimer Main Street Portfolio® - Service Class	512,822	14,045,538	(13,532,716)	2,667,157	4,848,712	(2,181,555)
ING Oppenheimer Main Street Portfolio® - Service 2 Class	4,714	302,518	(297,804)	11,717	43,757	(32,040)
ING PIMCO High Yield Portfolio - Service Class	969,477	6,925,944	(5,956,467)	7,328,265	19,504,693	(12,176,428)
ING PIMCO Total Return Bond Portfolio - Service Class	97,437,019	59,413,076	38,023,943	148,312,824	68,903,229	79,409,595
ING PIMCO Total Return Bond Portfolio - Service 2 Class	1,564,776	1,195,889	368,887	2,422,074	1,361,491	1,060,583
ING Pioneer Fund Portfolio - Service Class	740,597	1,121,515	(380,918)	637,444	2,057,989	(1,420,545)
ING Pioneer Mid Cap Value Portfolio - Service Class	8,205,982	12,555,896	(4,349,914)	28,952,917	20,716,105	8,236,812
ING Retirement Conservative Portfolio - Adviser Class	52,086,673	3,894,878	48,191,795	-	-	-
ING Retirement Growth Portfolio - Adviser Class	498,382,902	14,157,359	484,225,543	-	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	331,988,356	9,052,622	322,935,734	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	193,428,098	7,212,114	186,215,984	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	17,600,263	17,081,278	518,985	28,597,491	24,119,335	4,478,156
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	225,842	749,451	(523,609)	301,468	1,194,157	(892,689)
ING T. Rowe Price Equity Income Portfolio - Service Class	6,360,252	7,178,319	(818,067)	7,655,742	9,493,239	(1,837,497)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	98,206	283,142	(184,936)	186,781	364,938	(178,157)
ING Templeton Global Growth Portfolio - Service Class	2,779,038	2,929,241	(150,203)	3,095,739	4,953,235	(1,857,496)
ING Templeton Global Growth Portfolio - Service 2 Class	24,368	35,756	(11,388)	30,067	137,053	(106,986)
ING Van Kampen Capital Growth Portfolio - Service Class	1,790,898	17,874,111	(16,083,213)	16,999,139	4,838,809	12,160,330
ING Van Kampen Capital Growth Portfolio - Service 2 Class	2	1,417	(1,415)	18,672	907,281	(888,609)
ING Van Kampen Global Franchise Portfolio - Service Class	5,215,590	5,142,938	72,652	6,603,917	8,484,047	(1,880,130)
ING Van Kampen Global Franchise Portfolio - Service 2 Class	121,541	538,908	(417,367)	151,446	779,421	(627,975)
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	4,666,340	706,578	3,959,762	376,816	58,534	318,282
ING Van Kampen Growth and Income Portfolio - Service Class	3,232,339	4,799,103	(1,566,764)	3,960,823	6,953,624	(2,992,801)
ING Van Kampen Growth and Income Portfolio - Service 2 Class	225,182	453,973	(228,791)	216,645	833,877	(617,232)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	1,775,341	893,008	882,333	49,110	449,683	(400,573)
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	153	5,144	(4,991)	419	7,989	(7,570)

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Mutual Funds:						
ING Diversified International Fund - Class R	18	4,785	(4,767)	1,357	6,179	(4,822)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	28,498	72,854	(44,356)	12,181	6,516	5,665
ING American Century Small-Mid Cap Value Portfolio - Service Class	112,936	19,916	93,020	8,498	6,369	2,129
ING Baron Small Cap Growth Portfolio - Service Class	15,460,465	10,216,661	5,243,804	14,185,144	9,097,198	5,087,946
ING Columbia Small Cap Value Portfolio - Service Class	6,912,213	8,212,602	(1,300,389)	18,865,474	12,373,074	6,492,400
ING Davis New York Venture Portfolio - Service Class	11,317,153	8,289,814	3,027,339	17,588,696	6,274,019	11,314,677
ING JPMorgan Mid Cap Value Portfolio - Service Class	4,747,238	2,352,252	2,394,986	4,500,990	1,905,326	2,595,664
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	199,007	1,528,203	(1,329,196)	1,110,284	2,547,033	(1,436,749)
ING Neuberger Berman Partners Portfolio - Service Class	155,910	11,239,947	(11,084,037)	515,915	2,985,982	(2,470,067)
ING Oppenheimer Global Portfolio - Initial Class	90,351	233,628	(143,277)	34,824	244,888	(210,064)
ING Oppenheimer Global Portfolio - Service Class	1,280,265	2,986,018	(1,705,753)	5,982,499	4,603,003	1,379,496
ING Oppenheimer Strategic Income Portfolio - Service Class	71,846	253,796	(181,950)	591,212	539,474	51,738
ING PIMCO Total Return Portfolio - Service Class	203,986	198,173	5,813	508,319	181,381	326,938
ING Solution 2015 Portfolio - Service Class	478,956	163,082	315,874	807,195	292,478	514,717
ING Solution 2025 Portfolio - Service Class	633,355	101,208	532,147	697,835	106,385	591,450
ING Solution 2035 Portfolio - Service Class	260,852	170,466	90,386	421,452	36,400	385,052
ING Solution 2045 Portfolio - Service Class	16,435	34,830	(18,395)	79,705	10,611	69,094
ING Solution Income Portfolio - Service Class	126,852	73,781	53,071	352,910	179,167	173,743
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	388,149	47,438	340,711	173,642	38,243	135,399
ING T. Rowe Price Growth Equity Portfolio - Service Class	11,486,303	4,675,708	6,810,595	4,856,598	3,124,542	1,732,056
ING Templeton Foreign Equity Portfolio - Service Class	13,339,518	9,723,596	3,615,922	23,495,762	10,533,852	12,961,910
ING Thornburg Value Portfolio - Initial Class	24,338	49,714	(25,376)	12,370	70,971	(58,601)
ING Thornburg Value Portfolio - Service Class	143,282	104,718	38,564	66,473	494,495	(428,022)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	21,606	168,389	(146,783)	74,285	364,563	(290,278)
ING Van Kampen Comstock Portfolio - Service Class	3,595,157	4,209,288	(614,131)	4,752,673	5,122,227	(369,554)
ING Van Kampen Equity and Income Portfolio - Initial Class	114	18,612	(18,498)	4,321	66,669	(62,348)
ING Van Kampen Equity and Income Portfolio - Service Class	3,981,043	5,317,039	(1,335,996)	15,369,468	5,160,161	10,209,307

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	15,260	16,067	(807)	22,249	15,008	7,241
ING Strategic Allocation Growth Portfolio - Class S	4,091	7,118	(3,027)	24,916	4,989	19,927
ING Strategic Allocation Moderate Portfolio - Class S	7,093	9,342	(2,249)	12,127	13,804	(1,677)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	-	825	(825)	68	477	(409)
ING Growth and Income Portfolio - Class S	23,372,789	10,183,271	13,189,518	54,369,875	10,094,718	44,275,157
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 3	190,050	4,095,215	(3,905,165)	99,250	896,367	(797,117)
ING GET U.S. Core Portfolio - Series 4	134,449	2,779,623	(2,645,174)	132,927	737,417	(604,490)
ING GET U.S. Core Portfolio - Series 5	198,514	447,916	(249,402)	30,371	435,448	(405,077)
ING GET U.S. Core Portfolio - Series 6	239,766	657,347	(417,581)	15,244	432,401	(417,157)
ING GET U.S. Core Portfolio - Series 7	77,260	213,747	(136,487)	71,084	381,434	(310,350)
ING GET U.S. Core Portfolio - Series 8	63,228	245,460	(182,232)	58,893	230,012	(171,119)
ING GET U.S. Core Portfolio - Series 9	105,587	197,861	(92,274)	27,518	117,771	(90,253)
ING GET U.S. Core Portfolio - Series 10	38,405	128,397	(89,992)	93,484	153,870	(60,386)
ING GET U.S. Core Portfolio - Series 11	89,504	266,327	(176,823)	26,699	121,272	(94,573)
ING GET U.S. Core Portfolio - Series 12	13,991	60,972	(46,981)	3,294	91,027	(87,733)
ING GET U.S. Core Portfolio - Series 13	65,252	702,351	(637,099)	2,187,257	3,476,413	(1,289,156)
ING GET U.S. Core Portfolio - Series 14	3,726,075	6,619,304	(2,893,229)	574,041	1,850,938	(1,276,897)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	18,859,241	9,444,370	9,414,871	19,307,804	5,970,899	13,336,905
ING Dow Jones Euro STOXX 50 Index Portfolio - Class A	118,409	56,338	62,071	-	-	-
ING FTSE 100 Index Portfolio - Class A	74,851	1,197	73,654	-	-	-
ING Global Equity Option Portfolio - Class S	754,452	1,015,113	(260,661)	269,308	8,647	260,661
ING Hang Seng Index Portfolio - Class S	4,311,014	1,085,883	3,225,131	-	-	-
ING Index Plus LargeCap Portfolio - Class S	4,426,826	8,774,823	(4,347,997)	9,830,865	11,570,172	(1,739,307)
ING Index Plus MidCap Portfolio - Class S	634,350	2,600,153	(1,965,803)	3,015,661	6,163,391	(3,147,730)
ING Index Plus SmallCap Portfolio - Class S	515,644	1,832,868	(1,317,224)	2,437,053	5,151,198	(2,714,145)
ING International Index Portfolio - Class S	10,344,834	2,348,210	7,996,624	1,344,546	346,297	998,249

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc. (continued):						
ING Japan Equity Index Portfolio - Class A	67,500	34,583	32,917	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class S	2,112	47,356	(45,244)	24,035	24,639	(604)
ING Opportunistic Large Cap Portfolio - Class S	136,507	377,654	(241,147)	76,054	482,859	(406,805)
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	1,658,272	275,337	1,382,935	559,291	224,391	334,900
ING Russell™ Large Cap Growth Index Portfolio - Class S	12,716,446	1,506,176	11,210,270	-	-	-
ING Russell™ Large Cap Index Portfolio - Class S	50,637,531	8,299,860	42,337,671	5,347,374	1,928,900	3,418,474
ING Russell™ Large Cap Value Index Portfolio - Class S	2,295,781	373,547	1,922,234	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	21,074,210	1,917,538	19,156,672	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	10,832,295	4,403,603	6,428,692	4,727,979	1,024,428	3,703,551
ING Russell™ Small Cap Index Portfolio - Class S	11,286,060	8,153,924	3,132,136	14,797,236	4,654,693	10,142,543
ING Small Company Portfolio - Class S	8,312,508	6,042,586	2,269,922	8,414,905	2,700,247	5,714,658
ING U.S. Bond Index Portfolio - Class S	24,404,746	17,982,606	6,422,140	26,307,158	8,888,992	17,418,166
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	13,523,895	9,941,585	3,582,310	29,686,496	5,744,115	23,942,381
ING Variable Products Trust:						
ING International Value Portfolio - Class S	109,923	137,497	(27,574)	308,055	200,121	107,934
ING MidCap Opportunities Portfolio - Class S	7,188,087	8,677,440	(1,489,353)	39,227,782	7,465,272	31,762,510
ING SmallCap Opportunities Portfolio - Class S	158,120	1,125,021	(966,901)	576,329	2,931,439	(2,355,110)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Investors Portfolio	105	1,481	(1,376)	438	5,875	(5,437)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	261	(261)	41	1,863	(1,822)
Legg Mason Partners Variable Income Trust:						
Legg Mason Western Asset Variable High Income Portfolio	-	131	(131)	13	2,153	(2,140)
Legg Mason Western Asset Variable Money Market Portfolio	53	8	45	700	11,400	(10,700)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	46,964	15,802	31,162	18,190	17,432	758
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	452,739	248,669	204,070	787,873	264,788	523,085

154

| | Year ended December 31 | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	282,017	288,418	(6,401)	424,102	242,777	181,325
Pioneer Small Cap Value VCT Portfolio - Class II	231,743	632,548	(400,805)	42,454	140,795	(98,341)
ProFunds:						
ProFund VP Bull	26,235	270,575	(244,340)	241,994	947,511	(705,517)
ProFund VP Europe 30	34,631	291,508	(256,877)	50,496	485,032	(434,536)
ProFund VP Rising Rates Opportunity	204,523	681,580	(477,057)	248,601	1,391,333	(1,142,732)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Asset Allocation Fund	1,744	24,958	(23,214)	1,340	32,662	(31,322)
Wells Fargo Advantage C&B Large Cap Value Fund	152	5,143	(4,991)	298	9,273	(8,975)
Wells Fargo Advantage Equity Income Fund	702	5,759	(5,057)	2,424	13,327	(10,903)
Wells Fargo Advantage Large Company Growth Fund	274	32,595	(32,321)	4,152	48,046	(43,894)
Wells Fargo Advantage Money Market Fund	-	524	(524)	-	8,122	(8,122)
Wells Fargo Advantage Small Cap Growth Fund	-	11,460	(11,460)	372	9,704	(9,332)
Wells Fargo Advantage Total Return Bond Fund	4,490	8,688	(4,198)	2	26,260	(26,258)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

9. Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 4	4,124.980	$ 10.42	$ 42,982
Band 5	5,789.366	10.38	60,094
Band 6	229,345.290	10.30	2,362,256
Band 7	250,590.332	10.26	2,571,057
Band 8	54,185.644	10.18	551,610
Band 9	26,395.210	10.14	267,647
Band 10	229,699.037	10.10	2,319,960
Band 11	58,504.412	10.07	589,139
Band 12	100,598.486	10.03	1,009,003
Band 13	139,559.000	9.99	1,394,194
Band 14	274,471.955	9.91	2,720,017
Band 15	74,323.992	9.87	733,578
Band 16	1,680.836	9.79	16,455
Band 17	165,664.481	9.76	1,616,885
Band 18	1,350.500	9.72	13,127
Band 19	42,599.198	9.64	410,656
Band 20	204,073.458	9.95	2,030,531
Band 21	26,226.110	9.83	257,803
Band 26	15,493.764	10.67	165,318
Band 27	14,250.742	10.42	148,493
Band 28	393.102	10.30	4,049
Band 29	9,073.660	10.26	93,096
Band 30	8,100.892	10.02	81,171
Band 31	3,413.044	9.91	33,823
Band 34	413.824	9.43	3,902
Band 41	6,797.449	10.30	70,014
Band 42	1,780.435	10.17	18,107
Band 43	13,118.621	10.07	132,105
Band 45	1,928.006	8.80	16,966
Band 46	37,721.710	8.53	321,766
Band 47	8,135.266	8.46	68,824
	2,009,802.802		$ 20,124,628

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 2	13,640.002	$ 9.60	$ 130,944
Band 4	45,477.661	9.55	434,312
Band 5	17,484.891	9.55	166,981
Band 6	13,749,221.270	9.53	131,030,079
Band 7	3,478,112.769	9.52	33,111,634
Band 8	5,374,595.837	9.50	51,058,660
Band 9	326,433.438	9.50	3,101,118
Band 10	29,137,035.610	9.49	276,510,468
Band 11	3,117,544.491	9.48	29,554,322
Band 12	1,025,896.013	9.47	9,715,235
Band 13	6,969,528.887	9.46	65,931,743
Band 14	4,707,828.576	9.45	44,488,980
Band 15	8,786,490.784	9.44	82,944,473
Band 16	418,581.176	9.42	3,943,035
Band 17	5,407,653.258	9.41	50,886,017
Band 18	10,877.189	9.40	102,246
Band 19	112,665.445	9.39	1,057,929
Band 20	2,289,265.139	9.45	21,633,556
Band 21	392,083.090	9.43	3,697,344
Band 26	289,884.061	9.61	2,785,786
Band 27	66,363.812	9.55	633,774
Band 28	11,161.627	9.53	106,370
Band 29	68,052.818	9.52	647,863
Band 30	16,653.171	9.47	157,706
Band 31	24,267.644	9.44	229,087
Band 32	145.438	9.40	1,367
Band 38	300,980.094	9.60	2,889,409
Band 41	9,917.788	9.47	93,921
Band 42	3,335.017	9.44	31,483
Band 43	178,996.790	9.41	1,684,360
Band 45	619.478	9.33	5,780
Band 46	9,928,436.782	9.40	93,327,306
Band 47	1,786,545.429	9.37	16,739,931
Band 50	4,234.478	9.46	40,058
Band 55	27,022.562	9.50	256,714
Band 56	4,790,071.317	9.57	45,840,983
Band 57	47,696.838	9.48	452,166
Band 59	27,510.338	9.39	258,322
Band 60	1,055.524	9.50	10,027
	102,963,366.532		$ 975,691,489

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Columbia Asset Allocation Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	659.599	$ 14.00	$ 9,234
Band 7	12,608.016	13.96	176,008
Band 8	3,320.294	13.86	46,019
Band 9	3,669.024	13.81	50,669
Band 11	1,042.997	13.72	14,310
Band 13	849.871	13.63	11,584
	22,149.801		$ 307,824
Columbia Federal Securities Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 7	1,452.585	$ 11.98	$ 17,402
Band 13	387.945	11.70	4,539
	1,840.530		$ 21,941
Columbia Large Cap Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	1,048.978	$ 10.20	$ 10,700
Band 7	23,678.464	10.17	240,810
Band 9	1,661.493	10.10	16,781
Band 11	939.519	10.05	9,442
Band 13	3,508.307	10.00	35,083
Band 14	1,786.085	9.95	17,772
	32,622.846		$ 330,588
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 2	1,646.554	$ 11.43	$ 18,820
Band 4	7,960.627	17.36	138,196
Band 5	7,656.833	17.30	132,463
Band 6	1,267,315.546	17.18	21,772,481
Band 7	862,022.572	17.12	14,757,826
Band 8	436,197.220	17.01	7,419,715
Band 9	41,699.564	16.95	706,808
Band 10	1,055,356.478	16.89	17,824,971
Band 11	381,206.880	16.84	6,419,524
Band 12	154,249.731	16.78	2,588,310
Band 13	421,323.331	16.72	7,044,526
Band 14	1,427,285.700	16.61	23,707,215
Band 15	427,907.663	16.55	7,081,872
Band 16	49,727.771	16.44	817,525
Band 17	954,873.810	16.38	15,640,833
Band 18	12,856.719	16.33	209,950
Band 19	58,445.497	16.22	947,986
Band 20	874,057.457	16.67	14,570,538
Band 21	68,437.015	16.50	1,129,211
Band 26	29,229.991	11.46	334,976

Division/Contract	Units	Unit Value	Extended Value
Columbia Small Cap Value Fund, Variable Series -			
Class B (continued)			
Band 27	8,368.506	$ 11.30	$ 94,564
Band 28	3,248.996	11.21	36,421
Band 29	11,584.078	11.19	129,626
Band 30	3,262.203	11.03	35,982
Band 31	1,239.405	10.95	13,571
Band 41	1,221.188	11.03	13,470
Band 42	1,685.763	10.93	18,425
Band 43	6,728.767	10.85	73,007
Band 46	594,174.946	10.13	6,018,992
Band 47	39,738.759	10.05	399,375
	9,210,709.570		$ 150,097,179
Columbia Small Company Growth Fund, Variable			
Series - Class A			
Contracts in accumulation period:			
Band 7	382.447	$ 14.90	$ 5,698
Band 8	1,251.967	14.80	18,529
Band 13	53.349	14.55	776
	1,687.763		$ 25,003
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	1,742.693	$ 10.12	$ 17,636
Band 3	1,719.234	9.82	16,883
Band 4	121,118.325	9.90	1,199,071
Band 5	76,347.955	9.86	752,791
Band 6	2,618,208.065	9.78	25,606,075
Band 7	1,677,580.118	9.74	16,339,630
Band 8	908,523.674	9.65	8,767,253
Band 9	297,249.668	9.61	2,856,569
Band 10	2,015,555.815	9.57	19,288,869
Band 11	580,670.097	9.53	5,533,786
Band 12	465,583.194	9.49	4,418,385
Band 13	1,046,723.856	9.45	9,891,540
Band 14	2,181,206.791	9.37	20,437,908
Band 15	833,580.791	9.33	7,777,309
Band 16	113,496.630	9.25	1,049,844
Band 17	1,458,754.366	9.21	13,435,128
Band 18	30,702.395	9.17	281,541
Band 19	93,636.220	9.09	851,153
Band 20	1,195,771.005	9.41	11,252,205
Band 21	252,479.800	9.29	2,345,537
Band 25	8,031.519	10.21	82,002
Band 26	347,831.063	10.16	3,533,964
Band 27	158,548.416	9.90	1,569,629
Band 28	30,160.318	9.78	294,968
Band 29	232,219.610	9.73	2,259,497

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
(continued)			
Band 30	88,922.847	$ 9.49	$ 843,878
Band 31	43,755.790	9.36	409,554
Band 32	1,420.047	9.13	12,965
Band 33	245.137	8.98	2,201
Band 34	929.429	8.86	8,235
Band 35	237,954.549	10.34	2,460,450
Band 36	25,217.234	10.16	256,207
Band 37	36,955.306	10.03	370,662
Band 38	653,883.192	11.70	7,650,433
Band 39	115,338.180	11.55	1,332,156
Band 40	40,596.365	11.44	464,422
Band 41	20,870.870	10.70	223,318
Band 42	20,408.453	10.57	215,717
Band 43	103,092.626	10.46	1,078,349
Band 44	422.380	9.16	3,869
Band 45	6,274.261	9.02	56,594
Band 46	769,770.052	8.66	6,666,209
Band 47	142,561.235	8.60	1,226,027
Band 51	675.903	8.17	5,522
Band 55	1,165.227	8.33	9,706
Band 56	16,501.299	7.72	127,390
	19,074,402.000		$ 183,283,037
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	10,484.608	$ 11.70	$ 122,670
Band 4	356,882.784	13.92	4,967,808
Band 5	111,194.538	13.82	1,536,709
Band 6	10,400,918.370	11.48	119,402,543
Band 7	1,646,404.196	13.64	22,456,953
Band 8	5,391,514.512	11.40	61,463,265
Band 9	719,226.450	13.46	9,680,788
Band 10	13,426,001.920	11.76	157,889,783
Band 11	1,507,302.426	11.32	17,062,663
Band 12	358,683.538	11.29	4,049,537
Band 13	3,266,422.252	13.23	43,214,766
Band 14	4,756,314.637	11.21	53,318,287
Band 15	4,510,559.032	13.06	58,907,901
Band 16	463,650.872	11.13	5,160,434
Band 17	3,991,693.835	11.10	44,307,802
Band 18	12,825.307	11.07	141,976
Band 19	110,336.357	11.35	1,252,318
Band 20	1,489,027.167	11.62	17,302,496
Band 21	465,349.416	11.52	5,360,825
Band 26	825,559.005	14.23	11,747,705
Band 27	372,040.435	13.87	5,160,201

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2 (continued)			
Band 28	88,500.721	$ 13.70	$ 1,212,460
Band 29	464,909.402	13.64	6,341,364
Band 30	124,135.071	13.29	1,649,755
Band 31	63,550.399	13.12	833,781
Band 32	2,230.733	12.79	28,531
Band 34	4,069.662	12.42	50,545
Band 35	588,421.222	14.48	8,520,339
Band 36	135,869.817	14.24	1,934,786
Band 37	78,836.102	14.05	1,107,647
Band 38	2,759,642.441	14.91	41,146,269
Band 39	738,209.092	14.72	10,866,438
Band 40	263,838.934	14.57	3,844,133
Band 41	148,439.251	13.48	2,000,961
Band 42	39,514.683	13.31	525,940
Band 43	246,338.686	13.18	3,246,744
Band 44	13,785.011	11.52	158,803
Band 45	16,397.866	11.33	185,788
Band 46	4,781,163.738	11.05	52,831,859
Band 47	621,590.840	10.97	6,818,852
Band 50	34,382.580	9.46	325,259
Band 51	915.969	9.36	8,573
Band 52	12,437.587	9.58	119,152
Band 53	759.816	9.49	7,211
Band 54	2,996.785	9.39	28,140
Band 55	7,278.262	9.54	69,435
Band 56	909,339.199	7.97	7,247,433
Band 57	11,750.320	7.88	92,593
Band 58	1,093.013	7.84	8,569
Band 59	1,535.255	7.79	11,960
Band 60	5,572.257	7.90	44,021
	66,359,896.371		$ 795,774,771
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 35	57,030.427	$ 14.98	$ 854,316
Band 36	15,862.266	14.74	233,810
Band 37	7,079.073	14.56	103,071
Band 38	472,728.956	15.26	7,213,844
Band 39	224,142.898	15.07	3,377,833
Band 40	22,337.169	14.92	333,271
	799,180.789		$ 12,116,145

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 4	2,094.837	$ 9.08	$ 19,021
Band 7	10,708.114	9.01	96,480
Band 9	55,221.641	8.96	494,786
Band 10	14,824.595	8.94	132,532
Band 13	7,980.732	8.89	70,949
Band 15	14,135.106	8.84	124,954
Band 20	682.746	8.87	6,056
Band 21	22,029.466	8.82	194,300
Band 26	37,425.948	9.18	343,570
Band 27	15,655.105	9.07	141,992
Band 28	3,325.758	9.02	29,998
Band 29	36,548.413	9.01	329,301
Band 30	4,423.591	8.91	39,414
Band 31	22,495.032	8.86	199,306
Band 32	2,275.439	8.76	19,933
Band 35	52,052.155	12.11	630,352
Band 36	6,872.900	11.94	82,062
Band 37	14,740.559	11.82	174,233
Band 38	233,545.182	11.62	2,713,795
Band 39	55,087.759	11.47	631,857
Band 40	21,339.577	11.36	242,418
Band 41	9,428.339	8.91	84,007
Band 42	2,047.347	8.84	18,099
Band 43	9,137.894	8.79	80,322
	654,078.235		$ 6,899,737
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	7,533.924	$ 12.86	$ 96,886
Band 2	52,475.775	12.66	664,343
Band 3	333.063	12.32	4,103
Band 4	399,907.951	12.42	4,966,857
Band 5	79,143.403	12.37	979,004
Band 6	15,212,968.170	12.28	186,815,249
Band 7	2,778,229.522	12.23	33,977,747
Band 8	7,582,619.778	12.13	91,977,178
Band 9	1,335,700.232	12.09	16,148,616
Band 10	20,618,725.800	12.04	248,249,459
Band 11	2,465,569.624	11.99	29,562,180
Band 12	557,195.972	11.95	6,658,492
Band 13	6,442,678.070	11.90	76,667,869
Band 14	7,847,636.522	11.81	92,680,587
Band 15	6,451,426.350	11.76	75,868,774
Band 16	869,777.018	11.67	10,150,298
Band 17	5,774,425.492	11.62	67,098,824
Band 18	65,315.132	11.58	756,349

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S (continued)			
Band 19	136,124.935	$ 11.49	$ 1,564,076
Band 20	2,071,861.475	11.85	24,551,558
Band 21	327,586.966	11.72	3,839,319
Band 25	19,229.498	12.76	245,368
Band 26	2,146,877.431	10.87	23,336,558
Band 27	904,121.984	10.72	9,692,188
Band 28	453,014.519	10.64	4,820,074
Band 29	2,760,199.676	10.62	29,313,321
Band 30	1,341,152.830	10.47	14,041,870
Band 31	752,666.070	10.39	7,820,200
Band 32	49,681.174	10.25	509,232
Band 33	4,211.626	10.15	42,748
Band 34	35,913.360	10.08	362,007
Band 35	398,903.133	12.91	5,149,839
Band 36	90,165.603	12.71	1,146,005
Band 37	24,096.056	12.57	302,887
Band 38	4,474,847.587	11.70	52,355,717
Band 39	1,094,538.471	11.55	12,641,919
Band 40	381,536.380	11.44	4,364,776
Band 41	28,435.143	10.47	297,716
Band 42	46,084.999	10.37	477,901
Band 43	234,449.562	10.30	2,414,830
Band 44	8,234.838	10.12	83,337
Band 45	16,496.708	10.05	165,792
Band 46	7,298,104.098	10.26	74,878,548
Band 47	842,268.449	10.18	8,574,293
Band 49	146,048.112	9.96	1,454,639
Band 50	28,236.642	10.58	298,744
Band 51	25,834.890	10.47	270,491
Band 52	7,950.524	10.71	85,150
Band 53	3,666.089	10.62	38,934
Band 54	12,806.547	10.50	134,469
Band 55	65,616.283	10.68	700,782
Band 56	1,215,549.610	9.82	11,936,697
Band 57	14,377.393	9.71	139,604
Band 58	969.310	9.66	9,364
Band 59	5,113.245	9.60	49,087
Band 60	900.498	9.73	8,762
Band 64	2,426.677	9.91	24,048
	106,011,960.189		$ 1,241,465,665

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 2	8,194.095	$ 8.81	$ 72,190
Band 4	53,965.506	8.77	473,277
Band 5	20,041.750	8.76	175,566
Band 6	6,199,814.866	8.75	54,248,380
Band 7	598,000.015	8.74	5,226,520
Band 8	1,982,773.420	8.72	17,289,784
Band 9	50,079.428	8.72	436,693
Band 10	11,176,781.050	8.71	97,349,763
Band 11	1,992,965.206	8.70	17,338,797
Band 12	97,544.444	8.69	847,661
Band 13	1,225,464.534	8.69	10,649,287
Band 14	946,477.885	8.67	8,205,963
Band 15	3,982,647.711	8.66	34,489,729
Band 16	141,917.806	8.65	1,227,589
Band 17	1,173,463.882	8.64	10,138,728
Band 18	2,550.716	8.63	22,013
Band 19	3,512.839	8.62	30,281
Band 20	788,151.688	8.68	6,841,157
Band 21	50,407.703	8.66	436,531
Band 26	44,294.002	8.81	390,230
Band 27	16,280.119	8.77	142,777
Band 28	28,820.705	8.75	252,181
Band 29	14,507.852	8.74	126,799
Band 30	35,228.871	8.69	306,139
Band 31	1,018.580	8.67	8,831
Band 32	163.538	8.63	1,411
Band 38	20,247.047	8.81	178,376
Band 41	628.871	8.69	5,465
Band 42	20,302.108	8.67	176,019
Band 43	42,215.949	8.64	364,746
Band 46	1,883,524.446	8.63	16,254,816
Band 47	158,253.107	8.60	1,360,977
Band 56	2,328,951.641	8.78	20,448,195
Band 57	51,476.289	8.70	447,844
Band 59	13,389.961	8.62	115,421
Band 60	17,723.405	8.72	154,548
	35,171,781.035		$ 306,234,684

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 2	32,208.850	$ 10.03	$ 323,055
Band 4	109,979.528	9.81	1,078,899
Band 5	23,162.382	9.98	231,161
Band 6	7,895,771.517	9.78	77,220,645
Band 7	1,319,855.128	9.78	12,908,183
Band 8	3,000,414.100	9.76	29,284,042
Band 9	248,929.896	9.75	2,427,066
Band 10	11,050,736.900	9.74	107,634,177
Band 11	1,930,945.098	9.73	18,788,096
Band 12	349,941.457	9.72	3,401,431
Band 13	3,127,658.522	9.71	30,369,564
Band 14	2,868,327.044	9.69	27,794,089
Band 15	4,129,209.303	9.68	39,970,746
Band 16	289,640.308	9.66	2,797,925
Band 17	2,896,681.195	9.65	27,952,974
Band 18	21,277.430	9.64	205,114
Band 19	89,045.104	9.62	856,614
Band 20	1,264,544.986	9.70	12,266,086
Band 21	128,703.953	9.67	1,244,567
Band 26	163,349.529	10.04	1,640,029
Band 27	76,504.455	9.99	764,280
Band 28	24,774.455	9.96	246,754
Band 29	135,711.586	9.95	1,350,330
Band 30	42,423.519	9.90	419,993
Band 31	56,478.585	9.87	557,444
Band 35	126,735.535	9.91	1,255,949
Band 36	29,743.480	9.87	293,568
Band 37	22,000.326	9.84	216,483
Band 38	2,042,635.712	9.86	20,140,388
Band 39	433,746.375	9.82	4,259,389
Band 40	299,235.629	9.79	2,929,517
Band 41	46,417.839	9.90	459,537
Band 42	13,604.654	9.86	134,142
Band 43	100,579.364	9.84	989,701
Band 44	2,394.182	9.78	23,415
Band 45	400.786	9.75	3,908
Band 46	3,161,347.873	9.63	30,443,780
Band 47	470,087.608	9.60	4,512,841
Band 55	11,005.931	9.76	107,418
Band 56	1,625,553.311	9.83	15,979,189
Band 57	59,391.481	9.73	577,879
Band 59	11,284.146	9.62	108,553
Band 60	15,007.293	9.75	146,321
Band 61	2,488.761	9.70	24,141
Band 64	8,364.620	9.86	82,475
	49,758,299.736		$ 484,421,858

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	78,303.206	$ 12.44	$ 974,092
Band 4	968,967.736	12.25	11,869,855
Band 5	206,631.945	12.21	2,522,976
Band 6	27,401,456.200	12.13	332,379,664
Band 7	8,776,818.611	12.09	106,111,737
Band 8	12,826,807.200	12.01	154,049,954
Band 9	2,203,135.752	11.97	26,371,535
Band 10	30,569,313.540	11.93	364,691,911
Band 11	5,351,232.399	11.90	63,679,666
Band 12	1,261,995.926	11.86	14,967,272
Band 13	8,430,744.013	11.82	99,651,394
Band 14	15,045,553.010	11.74	176,634,792
Band 15	14,066,483.690	11.71	164,718,524
Band 16	784,691.199	11.63	9,125,959
Band 17	15,290,861.160	11.59	177,221,081
Band 18	49,132.782	11.55	567,484
Band 19	608,282.247	11.48	6,983,080
Band 20	8,525,477.587	11.78	100,430,126
Band 21	1,085,074.841	11.67	12,662,823
Band 26	1,164,673.201	12.48	14,535,122
Band 27	433,960.500	12.24	5,311,677
Band 28	249,483.264	12.13	3,026,232
Band 29	758,609.734	12.09	9,171,592
Band 30	218,528.861	11.86	2,591,752
Band 31	156,770.989	11.74	1,840,491
Band 32	3,105.569	11.52	35,776
Band 33	248.210	11.38	2,825
Band 34	11,398.998	11.27	128,467
Band 35	271,616.772	9.74	2,645,547
Band 36	32,303.509	9.65	311,729
Band 37	42,713.490	12.36	527,939
Band 38	3,677,631.199	9.63	35,415,588
Band 39	818,771.628	9.55	7,819,269
Band 40	349,352.255	9.48	3,311,859
Band 41	269,783.790	11.86	3,199,636
Band 42	135,643.916	11.71	1,588,390
Band 43	602,943.403	11.60	6,994,143
Band 44	32,108.180	10.40	333,925
Band 45	37,927.146	10.21	387,236
Band 46	13,304,969.510	10.03	133,448,844
Band 47	1,314,228.255	9.95	13,076,571
Band 50	52,753.843	9.00	474,785
Band 51	73,286.245	8.91	652,980
Band 52	6,848.169	9.11	62,387
Band 53	4,088.850	9.03	36,922
Band 54	9,230.598	8.94	82,522

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio (continued)			
Band 55	47,029.591	$ 9.08	$ 427,029
Band 56	3,897,665.899	7.93	30,908,491
Band 57	34,017.906	7.84	266,700
Band 59	31,969.791	7.75	247,766
Band 60	15,517.416	7.86	121,967
Band 61	3,829.679	7.82	29,948
Band 62	5,246.655	7.77	40,767
Band 64	6,020.773	8.01	48,226
	181,605,240.838		$ 2,104,719,025
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 2	62,314.182	$ 11.58	$ 721,598
Band 4	1,074,577.075	11.39	12,239,433
Band 5	74,886.607	11.36	850,712
Band 6	19,309,994.340	11.28	217,816,736
Band 7	5,872,468.315	11.25	66,065,269
Band 8	8,129,943.517	11.18	90,892,769
Band 9	2,261,457.605	11.14	25,192,638
Band 10	20,239,154.270	11.10	224,654,612
Band 11	3,936,981.894	11.07	43,582,390
Band 12	728,947.005	11.03	8,040,285
Band 13	5,913,595.103	11.00	65,049,546
Band 14	10,444,451.960	10.93	114,157,860
Band 15	9,904,615.945	10.89	107,861,268
Band 16	554,259.562	10.82	5,997,088
Band 17	11,159,280.950	10.79	120,408,641
Band 18	21,185.038	10.75	227,739
Band 19	498,700.898	10.68	5,326,126
Band 20	5,386,838.369	10.96	59,039,749
Band 21	1,118,772.593	10.86	12,149,870
Band 26	933,503.990	11.61	10,837,981
Band 27	486,417.786	11.39	5,540,299
Band 28	169,396.061	11.28	1,910,788
Band 29	731,200.628	11.25	8,226,007
Band 30	247,027.110	11.03	2,724,709
Band 31	123,513.097	10.92	1,348,763
Band 32	8,790.385	10.72	94,233
Band 33	1,910.992	10.58	20,218
Band 34	30,203.093	10.48	316,528
Band 35	151,579.736	9.50	1,440,007
Band 36	35,317.795	9.41	332,340
Band 37	44,979.016	11.50	517,259
Band 38	2,272,170.902	9.39	21,335,685
Band 39	296,599.726	9.31	2,761,343
Band 40	257,469.489	9.25	2,381,593
Band 41	167,627.569	11.04	1,850,608
Band 42	109,195.742	10.90	1,190,234

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio			
(continued)			
Band 43	479,717.118	$ 10.79	$ 5,176,148
Band 44	26,556.837	9.61	255,211
Band 45	42,276.592	9.45	399,514
Band 46	9,199,888.130	9.20	84,638,971
Band 47	1,039,067.499	9.13	9,486,686
Band 50	20,643.844	8.92	184,143
Band 51	491,931.430	8.82	4,338,835
Band 52	2,612.520	9.03	23,591
Band 53	7,897.097	8.95	70,679
Band 54	9,871.693	8.85	87,364
Band 55	30,590.871	9.00	275,318
Band 56	3,387,399.864	8.30	28,115,419
Band 57	13,437.622	8.21	110,323
Band 59	10,618.033	8.12	86,218
Band 60	21,826.543	8.22	179,414
Band 61	3,878.451	8.18	31,726
	127,547,542.489		$ 1,376,562,484
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	78,410.554	$ 18.19	$ 1,426,288
Band 4	367,385.622	17.90	6,576,203
Band 5	117,256.945	17.84	2,091,864
Band 6	11,391,843.520	17.73	201,977,386
Band 7	3,911,755.101	17.67	69,120,713
Band 8	6,070,334.325	17.56	106,595,071
Band 9	1,079,770.199	17.50	18,895,978
Band 10	14,447,524.990	17.45	252,109,311
Band 11	2,578,720.520	17.39	44,843,950
Band 12	660,048.678	17.33	11,438,644
Band 13	4,416,575.167	17.28	76,318,419
Band 14	7,033,120.604	17.17	120,758,681
Band 15	5,469,637.898	17.11	93,585,504
Band 16	521,455.266	17.00	8,864,740
Band 17	6,471,120.796	16.95	109,685,497
Band 18	24,238.345	16.89	409,386
Band 19	259,449.244	16.78	4,353,558
Band 20	2,933,888.958	17.22	50,521,568
Band 21	546,256.688	17.06	9,319,139
Band 26	629,054.478	18.25	11,480,244
Band 27	350,307.812	17.90	6,270,510
Band 28	76,633.578	17.73	1,358,713
Band 29	394,385.154	17.67	6,968,786
Band 30	98,220.618	17.33	1,702,163
Band 31	87,803.580	17.16	1,506,709
Band 32	847.428	16.85	14,279
Band 33	190.127	16.63	3,162

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio (continued)			
Band 34	11,227.423	$ 16.47	$ 184,916
Band 35	266,549.546	12.37	3,297,218
Band 36	48,417.588	12.26	593,600
Band 37	10,871.622	18.07	196,450
Band 38	2,576,115.986	12.23	31,505,899
Band 39	457,180.216	12.13	5,545,596
Band 40	188,288.682	12.04	2,266,996
Band 41	62,636.599	17.34	1,086,119
Band 42	32,879.179	17.12	562,892
Band 43	255,480.967	16.96	4,332,957
Band 44	8,053.446	13.96	112,426
Band 45	21,833.469	13.69	298,900
Band 46	6,614,845.331	12.98	85,860,692
Band 47	659,462.804	12.88	8,493,881
Band 50	19,681.180	10.70	210,589
Band 51	464,772.066	10.59	4,921,936
Band 52	7,235.395	10.84	78,432
Band 53	1,939.120	10.74	20,826
Band 54	9,873.319	10.63	104,953
Band 55	21,985.640	10.80	237,445
Band 56	2,295,977.793	8.17	18,758,139
Band 57	37,550.068	8.08	303,405
Band 58	1,105.918	8.04	8,892
Band 59	10,263.585	8.00	82,109
Band 60	11,992.602	8.10	97,140
Band 61	2,680.672	8.06	21,606
Band 62	4,939.763	8.01	39,568
Band 64	4,931.064	8.44	41,618
	84,125,007.238		$ 1,387,461,666
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	13,501.284	$ 12.09	$ 163,231
Band 5	2,545.505	13.10	33,346
Band 6	1,804,006.800	12.07	21,774,362
Band 7	162,368.771	12.06	1,958,167
Band 8	494,295.444	12.04	5,951,317
Band 9	13,525.087	12.03	162,707
Band 10	1,950,102.654	12.03	23,459,735
Band 11	524,450.986	12.02	6,303,901
Band 12	14,724.280	12.01	176,839
Band 13	691,774.247	12.00	8,301,291
Band 14	392,643.766	11.99	4,707,799
Band 15	899,346.926	11.98	10,774,176
Band 16	52,043.865	11.96	622,445
Band 17	393,693.393	11.95	4,704,636

Division/Contract	Units	Unit Value	Extended Value
ING American Funds World Allocation Portfolio -			
Service Class (continued)			
Band 18	226.167	$ 11.95	$ 2,703
Band 19	4,144.172	11.93	49,440
Band 20	159,355.580	11.99	1,910,673
Band 21	10,543.330	11.97	126,204
Band 26	4,071.053	13.13	53,453
Band 27	2,677.796	13.11	35,106
Band 28	741.089	13.09	9,701
Band 29	5,397.232	13.09	70,650
Band 30	1,711.683	13.06	22,355
Band 31	553.033	13.04	7,212
Band 38	10,348.879	12.13	125,532
Band 41	848.835	13.06	11,086
Band 43	11,467.023	13.02	149,301
Band 46	611,671.338	11.94	7,303,356
Band 47	32,415.880	11.91	386,073
Band 51	7,534.623	11.95	90,039
Band 56	200,169.507	12.11	2,424,053
Band 57	4,622.117	12.02	55,558
Band 59	10,062.647	11.93	120,047
Band 64	3,548.381	11.97	42,474
	8,491,133.373		$ 102,088,968
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,104.919	$ 14.21	$ 29,911
Band 2	9,483.781	13.99	132,678
Band 3	873.940	13.61	11,894
Band 4	146,505.754	13.72	2,010,059
Band 5	101,112.375	13.67	1,382,206
Band 6	6,242,428.373	13.56	84,647,329
Band 7	2,773,053.948	13.51	37,463,959
Band 8	3,049,772.698	13.40	40,866,954
Band 9	531,285.176	13.35	7,092,657
Band 10	8,539,377.699	13.30	113,573,723
Band 11	2,232,092.374	13.25	29,575,224
Band 12	437,339.465	13.20	5,772,881
Band 13	2,920,146.739	13.15	38,399,930
Band 14	5,076,644.303	13.04	66,199,442
Band 15	2,895,638.055	12.99	37,614,338
Band 16	273,486.718	12.89	3,525,244
Band 17	3,641,944.721	12.84	46,762,570
Band 18	101,482.798	12.79	1,297,965
Band 19	189,948.488	12.69	2,410,446
Band 20	1,634,200.565	13.09	21,391,685
Band 21	332,440.247	12.94	4,301,777
Band 25	56,326.701	14.10	794,206

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class (continued)			
Band 26	295,436.816	$ 14.04	$ 4,147,933
Band 27	79,752.228	13.72	1,094,201
Band 28	74,033.223	13.56	1,003,891
Band 29	210,108.988	13.51	2,838,572
Band 30	41,541.025	13.19	547,926
Band 31	31,711.203	13.04	413,514
Band 32	2,061.624	12.75	26,286
Band 34	1,123.267	12.41	13,940
Band 38	330,495.467	9.35	3,090,133
Band 41	50,725.608	14.60	740,594
Band 42	14,810.953	14.42	213,574
Band 43	88,332.715	14.28	1,261,391
Band 44	921.503	12.04	11,095
Band 45	41,301.382	11.80	487,356
Band 46	2,813,068.021	11.02	31,000,010
Band 47	426,275.111	10.94	4,663,450
Band 50	28,561.793	9.12	260,484
Band 51	13,111.874	9.02	118,269
Band 52	6,801.208	9.23	62,775
Band 53	2,268.817	9.15	20,760
Band 54	10,353.865	9.06	93,806
Band 55	4,514.162	9.20	41,530
Band 56	612,474.751	6.80	4,164,828
Band 57	19,363.300	6.73	130,315
Band 59	5,252.450	6.65	34,929
Band 60	1,004.878	6.74	6,773
	46,393,096.069		$ 601,745,413
ING Artio Foreign Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	619,752.517	$ 15.91	$ 9,860,263
Band 7	13,027.644	15.85	206,488
Band 10	439,935.582	15.61	6,867,394
Band 11	6,968.390	15.55	108,358
Band 12	146,580.129	15.50	2,271,992
Band 13	5,342.756	11.16	59,625
Band 14	129,987.181	12.18	1,583,244
Band 15	424,326.367	12.14	5,151,322
Band 17	180,657.293	12.03	2,173,307
Band 20	850,171.790	15.38	13,075,642
Band 46	492,728.151	10.93	5,385,519
	3,309,477.800		$ 46,743,154

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Inflation Protected Bond Portfolio -			
Service Class			
Contracts in accumulation period:			
Band 4	37,847.196	$ 10.60	$ 401,180
Band 5	1,512.391	10.59	16,016
Band 6	2,184,296.945	10.59	23,131,705
Band 7	908,377.372	10.58	9,610,633
Band 8	851,377.102	10.57	8,999,056
Band 9	79,940.401	10.57	844,970
Band 10	3,586,830.467	10.57	37,912,798
Band 11	574,297.904	10.56	6,064,586
Band 12	99,495.411	10.56	1,050,672
Band 13	1,262,402.977	10.55	13,318,351
Band 14	1,297,738.102	10.55	13,691,137
Band 15	736,562.938	10.54	7,763,373
Band 16	86,133.899	10.54	907,851
Band 17	1,053,092.637	10.53	11,089,065
Band 18	1,126.371	10.53	11,861
Band 19	31,823.485	10.52	334,783
Band 20	241,704.868	10.55	2,549,986
Band 21	52,088.656	10.54	549,014
Band 26	160,538.168	10.62	1,704,915
Band 27	49,698.525	10.60	526,804
Band 28	16,844.990	10.59	178,388
Band 29	168,892.329	10.58	1,786,881
Band 30	29,653.044	10.56	313,136
Band 31	13,287.775	10.55	140,186
Band 35	14,950.575	10.64	159,074
Band 36	5,960.611	10.62	63,302
Band 38	289,877.179	10.62	3,078,496
Band 39	55,441.331	10.60	587,678
Band 40	53,422.906	10.59	565,749
Band 41	42,623.573	10.56	450,105
Band 42	1,620.041	10.54	17,075
Band 43	29,397.154	10.53	309,552
Band 44	2,153.343	10.50	22,610
Band 45	861.732	10.49	9,040
Band 46	678,584.597	10.52	7,138,710
Band 47	163,423.361	10.51	1,717,580
Band 56	217,842.543	10.61	2,311,309
Band 57	3,679.796	10.56	38,859
Band 59	675.299	10.52	7,104
Band 60	3,682.622	10.57	38,925
	15,089,760.616		$ 159,412,515
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Contracts in accumulation period:			
Band 35	12,232.888	$ 7.71	$ 94,316
Band 38	5,748.162	7.66	44,031
Band 40	1,293.652	7.58	9,806
	19,274.702		$ 148,153

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,244.330	$ 10.52	$ 76,210
Band 3	2,721.751	10.24	27,871
Band 4	47,131.453	10.32	486,397
Band 5	84,489.013	10.28	868,547
Band 6	1,425,010.107	10.20	14,535,103
Band 7	1,018,507.655	10.16	10,348,038
Band 8	619,758.231	10.08	6,247,163
Band 9	117,075.982	10.04	1,175,443
Band 10	1,835,417.482	10.00	18,354,175
Band 11	614,329.431	9.96	6,118,721
Band 12	351,370.927	9.93	3,489,113
Band 13	798,930.070	9.89	7,901,418
Band 14	1,733,826.277	9.81	17,008,836
Band 15	1,007,156.357	9.77	9,839,918
Band 16	50,958.114	9.70	494,294
Band 17	896,219.605	9.66	8,657,481
Band 18	20,927.644	9.62	201,324
Band 19	50,984.219	9.54	486,389
Band 20	878,276.975	9.85	8,651,028
Band 21	80,891.047	9.73	787,070
Band 25	3,896.048	10.60	41,298
Band 26	107,232.165	10.19	1,092,696
Band 27	73,678.663	10.05	740,471
Band 28	23,685.912	9.97	236,149
Band 29	31,648.349	9.95	314,901
Band 30	16,617.633	9.81	163,019
Band 31	17,922.485	9.74	174,565
Band 32	41.116	9.60	395
Band 35	6,582.120	8.60	56,606
Band 36	5,196.095	8.54	44,375
Band 37	11,290.702	8.50	95,971
Band 38	129,476.104	9.08	1,175,643
Band 39	13,483.761	8.48	114,342
Band 40	14,360.070	8.43	121,055
Band 41	14,742.283	9.81	144,622
Band 42	150.093	9.72	1,459
Band 43	19,565.120	9.65	188,803
Band 45	1,154.115	9.42	10,872
Band 46	878,402.114	9.04	7,940,755
Band 47	82,746.835	8.97	742,239
Band 50	2,206.252	8.89	19,614
Band 51	676.155	8.79	5,943
Band 52	982.861	9.00	8,846
Band 55	7,238.336	8.97	64,928
Band 56	108,069.604	8.30	896,978
Band 57	3,748.724	8.21	30,777
Band 60	448.276	8.23	3,689
	13,216,468.661		$ 130,185,550

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,917.508	$ 10.68	$ 20,479
Band 3	305.631	10.39	3,176
Band 4	26,917.106	10.47	281,822
Band 5	2,762.062	10.43	28,808
Band 6	262,028.050	10.35	2,711,990
Band 7	227,674.067	10.31	2,347,320
Band 8	166,720.728	10.23	1,705,553
Band 9	26,155.422	10.19	266,524
Band 10	253,206.410	10.15	2,570,045
Band 11	138,263.255	10.11	1,397,842
Band 12	49,533.748	10.08	499,300
Band 13	149,178.317	10.04	1,497,750
Band 14	363,284.054	9.96	3,618,309
Band 15	120,583.412	9.92	1,196,187
Band 16	7,987.206	9.84	78,594
Band 17	264,540.006	9.80	2,592,492
Band 18	8,659.884	9.76	84,520
Band 19	43,186.531	9.69	418,477
Band 20	166,242.120	10.00	1,662,421
Band 21	8,893.157	9.88	87,864
Band 25	1,510.881	10.76	16,257
Band 26	8,844.335	9.56	84,552
Band 27	4,890.767	9.43	46,120
Band 28	300.403	9.36	2,812
Band 29	9,051.853	9.34	84,544
Band 30	8,504.857	9.21	78,330
Band 31	2,882.488	9.14	26,346
Band 43	21,531.586	9.06	195,076
Band 46	148,109.601	8.54	1,264,856
Band 47	34,983.458	8.48	296,660
Band 50	2,205.401	8.11	17,886
Band 51	1,627.372	8.02	13,052
	2,532,481.676		$ 25,195,964
ING BlackRock Large Cap Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	21,142.792	$ 12.45	$ 263,228
Band 10	46,584.122	12.22	569,258
Band 11	735.928	12.18	8,964
Band 12	16,020.599	12.13	194,330
Band 13	1,098.671	8.65	9,504
Band 14	5,668.835	8.95	50,736
Band 15	32,432.119	8.92	289,295
Band 17	3,881.950	8.84	34,316
Band 20	49,095.951	12.04	591,115
Band 46	21,012.531	8.48	178,186
	197,673.498		$ 2,188,932

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	999.424	$ 9.63	$ 9,624
Band 3	962.212	9.50	9,141
Band 4	89,612.154	9.54	854,900
Band 5	18,589.138	9.52	176,969
Band 6	2,241,686.327	9.49	21,273,603
Band 7	503,511.857	9.47	4,768,257
Band 8	1,244,388.928	9.43	11,734,588
Band 9	100,391.268	9.42	945,686
Band 10	3,360,507.586	9.40	31,588,771
Band 11	401,761.929	9.38	3,768,527
Band 12	63,073.182	9.36	590,365
Band 13	777,698.803	9.35	7,271,484
Band 14	1,044,015.161	9.31	9,719,781
Band 15	1,272,192.740	9.29	11,818,671
Band 16	101,956.135	9.26	944,114
Band 17	1,344,556.432	9.24	12,423,701
Band 18	1,866.318	9.22	17,207
Band 19	40,626.655	9.19	373,359
Band 20	350,244.044	9.33	3,267,777
Band 21	49,024.357	9.28	454,946
Band 26	74,367.294	9.65	717,644
Band 27	13,467.316	9.54	128,478
Band 28	7,874.440	9.49	74,728
Band 29	25,116.026	9.47	237,849
Band 30	7,623.488	9.36	71,356
Band 31	2,911.114	9.31	27,102
Band 32	68.486	9.21	631
Band 35	142,597.502	7.57	1,079,463
Band 36	16,546.607	7.54	124,761
Band 37	3,467.060	7.52	26,072
Band 38	982,595.886	9.12	8,961,274
Band 39	349,852.746	7.51	2,627,394
Band 40	73,249.115	7.49	548,636
Band 41	15,286.242	9.37	143,232
Band 42	5,229.103	9.30	48,631
Band 43	36,833.876	9.24	340,345
Band 44	391.510	9.12	3,571
Band 45	4,166.671	9.07	37,792
Band 46	1,125,920.959	9.21	10,369,732
Band 47	99,965.828	9.16	915,687
Band 50	2,472.017	8.91	22,026
Band 51	7,087.951	8.82	62,516
Band 52	2,605.335	9.02	23,500
Band 53	1,606.970	8.94	14,366
Band 54	1,327.810	8.85	11,751
Band 55	24,436.805	8.99	219,687

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service Class (continued)			
Band 56	238,945.274	$ 8.27	$ 1,976,077
Band 57	27,443.974	8.18	224,492
Band 60	401.926	8.20	3,296
	16,301,523.981		$ 151,053,560
ING Clarion Global Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	49,678.504	$ 9.44	$ 468,965
Band 8	889.174	9.38	8,340
Band 10	52,247.602	9.35	488,515
Band 12	4,383.055	9.31	40,806
Band 13	1,691.200	9.30	15,728
Band 14	25,010.364	9.26	231,596
Band 15	24,133.248	9.24	222,991
Band 17	7,261.613	9.19	66,734
Band 20	53,511.232	9.28	496,584
Band 46	28,206.302	9.16	258,370
	247,012.294		$ 2,298,629
ING Clarion Real Estate Portfolio - Service Class			
Currently payable annuity contracts:	197.673	$ 57.91	$ 11,447
Contracts in accumulation period:			
Band 1	3,609.410	60.40	218,008
Band 2	56,054.515	57.91	3,246,117
Band 3	478.810	53.76	25,741
Band 4	42,204.929	55.00	2,321,271
Band 5	27,791.493	54.36	1,510,746
Band 6	801,789.871	53.29	42,727,382
Band 7	598,470.168	52.66	31,515,439
Band 8	497,923.779	51.63	25,707,805
Band 9	77,637.153	51.01	3,960,271
Band 10	613,664.318	50.47	30,971,638
Band 11	321,061.108	49.93	16,030,581
Band 12	127,888.791	49.40	6,317,706
Band 13	477,698.357	48.88	23,349,896
Band 14	721,159.936	47.85	34,507,503
Band 15	343,912.178	47.34	16,280,803
Band 16	38,670.759	46.35	1,792,390
Band 17	600,578.876	45.85	27,536,541
Band 18	14,578.465	45.36	661,279
Band 19	44,233.471	44.40	1,963,966
Band 20	303,244.176	48.37	14,667,921
Band 21	39,939.214	46.84	1,870,753
Band 24	73.326	64.36	4,719
Band 25	7,831.104	59.16	463,288
Band 26	117,505.880	14.69	1,726,161
Band 27	36,282.871	14.44	523,925
Band 28	10,939.227	14.31	156,540
Band 29	47,214.245	14.27	673,747

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Band 30	17,397.768	$ 14.03	$ 244,091
Band 31	8,509.202	13.91	118,363
Band 33	1,495.482	13.52	20,219
Band 34	44.537	13.40	597
Band 38	55,831.882	8.20	457,821
Band 41	31,159.882	14.03	437,173
Band 42	14,829.676	13.87	205,688
Band 43	62,195.830	13.75	855,193
Band 44	3,917.622	13.47	52,770
Band 45	11,841.476	13.16	155,834
Band 46	1,235,668.961	10.08	12,455,543
Band 47	134,736.523	10.01	1,348,713
Band 50	1,732.136	8.03	13,909
Band 51	374.270	7.94	2,972
Band 53	763.747	8.06	6,156
Band 55	6,454.432	8.10	52,281
Band 56	12,025.061	9.06	108,947
Band 59	339.931	8.86	3,012
Band 60	1,113.149	8.98	9,996
	7,573,065.670		$ 307,292,862
ING Clarion Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	241,216.308	$ 18.07	$ 4,358,779
Band 7	280.018	18.01	5,043
Band 10	160,210.174	17.74	2,842,128
Band 11	3,326.484	17.67	58,779
Band 12	50,725.634	17.61	893,278
Band 13	2,339.179	10.22	23,906
Band 14	42,814.982	12.57	538,184
Band 15	184,677.404	12.54	2,315,855
Band 17	66,616.341	12.42	827,375
Band 20	296,090.120	17.48	5,175,655
Band 46	179,857.659	10.01	1,800,375
	1,228,154.303		$ 18,839,357

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,880.172	$ 11.04	$ 86,997
Band 3	404.820	10.82	4,380
Band 4	55,677.620	10.89	606,329
Band 5	66,642.092	10.85	723,067
Band 6	2,329,558.969	10.79	25,135,941
Band 7	1,351,007.934	10.76	14,536,845
Band 8	1,392,823.840	10.70	14,903,215
Band 9	91,874.370	10.67	980,300
Band 10	2,271,235.708	10.64	24,165,948
Band 11	773,565.151	10.61	8,207,526
Band 12	322,321.660	10.58	3,410,163
Band 13	1,036,250.787	10.55	10,932,446
Band 14	1,741,306.870	10.49	18,266,309
Band 15	1,054,920.614	10.46	11,034,470
Band 16	154,652.455	10.40	1,608,386
Band 17	1,700,554.439	10.36	17,617,744
Band 18	43,377.060	10.33	448,085
Band 19	53,789.720	10.28	552,958
Band 20	842,963.737	10.52	8,867,979
Band 21	112,816.945	10.43	1,176,681
Band 25	3,439.910	11.11	38,217
Band 26	85,778.878	11.07	949,572
Band 27	40,887.760	10.88	444,859
Band 28	49,439.386	10.79	533,451
Band 29	199,728.351	10.76	2,149,077
Band 30	22,461.756	10.58	237,645
Band 31	19,290.698	10.48	202,167
Band 34	2,616.029	10.10	26,422
Band 38	24,657.634	10.12	249,535
Band 41	22,683.966	10.58	239,996
Band 42	13,638.387	10.46	142,658
Band 43	51,122.407	10.37	530,139
Band 45	8,443.528	10.07	85,026
Band 46	789,101.488	10.62	8,380,258
Band 47	117,499.183	10.54	1,238,441
Band 50	825.908	9.90	8,176
Band 51	643.177	9.79	6,297
Band 52	448.039	10.02	4,489
Band 55	7,995.195	9.99	79,872
Band 56	117,046.174	8.38	980,847
Band 57	4,345.186	8.29	36,022
Band 59	1,804.233	8.19	14,777
	16,987,522.236		$ 179,843,712

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	8,259.702	$ 12.47	$ 102,998
Band 5	1,188.172	12.43	14,769
Band 6	1,127,373.173	12.36	13,934,332
Band 7	487,747.343	12.33	6,013,925
Band 8	734,624.556	12.25	8,999,151
Band 9	37,365.625	12.22	456,608
Band 10	1,425,814.358	12.18	17,366,419
Band 11	273,882.821	12.15	3,327,676
Band 12	68,312.271	12.11	827,262
Band 13	527,265.920	12.08	6,369,372
Band 14	635,111.568	12.01	7,627,690
Band 15	404,582.093	11.98	4,846,893
Band 16	37,256.204	11.91	443,721
Band 17	642,827.120	11.87	7,630,358
Band 18	7,133.832	11.84	84,465
Band 19	33,676.042	11.77	396,367
Band 20	290,470.156	12.04	3,497,261
Band 21	16,828.624	11.94	200,934
Band 26	83,827.285	12.68	1,062,930
Band 27	41,255.878	12.47	514,461
Band 28	7,961.932	12.36	98,409
Band 29	88,225.485	12.32	1,086,938
Band 30	10,130.472	12.11	122,680
Band 31	4,746.945	12.01	57,011
Band 35	6,599.269	13.39	88,364
Band 36	6,840.146	13.26	90,700
Band 37	1,245.630	13.17	16,405
Band 38	59,571.994	13.23	788,137
Band 39	9,000.703	13.11	117,999
Band 40	7,687.702	13.01	100,017
Band 41	4,038.414	12.12	48,946
Band 42	2,284.088	11.98	27,363
Band 43	11,137.008	11.88	132,308
Band 46	523,069.533	11.39	5,957,762
Band 47	60,434.107	11.30	682,905
Band 56	24,664.820	11.93	294,251
Band 57	1,235.858	11.85	14,645
Band 59	318.446	11.77	3,748
	7,713,995.295		$ 93,446,180

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	16,290.155	$ 12.25	$ 199,554
Band 10	7,204.512	12.08	87,031
Band 15	15,232.666	11.87	180,812
Band 17	8,602.992	11.77	101,257
Band 20	10,294.216	11.94	122,913
Band 46	16,548.602	11.30	186,999
	74,173.143		$ 878,566
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Currently payable annuity contracts:	287.978	$ 14.29	$ 4,115
Contracts in accumulation period:			
Band 1	16,038.799	10.70	171,615
Band 2	139,398.743	14.29	1,992,008
Band 3	12,019.536	13.83	166,230
Band 4	238,063.004	13.97	3,325,740
Band 5	292,861.083	13.90	4,070,769
Band 6	7,847,443.818	13.77	108,059,301
Band 7	5,452,120.081	13.71	74,748,566
Band 8	4,575,461.946	13.58	62,134,773
Band 9	929,454.900	13.51	12,556,936
Band 10	7,078,572.960	13.45	95,206,806
Band 11	4,625,632.341	13.39	61,937,217
Band 12	1,420,746.851	13.32	18,924,348
Band 13	4,760,795.477	13.26	63,128,148
Band 14	6,664,366.203	13.14	87,569,772
Band 15	2,387,241.442	13.08	31,225,118
Band 16	311,472.029	12.95	4,033,563
Band 17	3,800,166.677	12.89	48,984,148
Band 18	142,552.782	12.83	1,828,952
Band 19	295,700.727	12.71	3,758,356
Band 20	2,409,337.936	13.20	31,803,261
Band 21	402,061.432	13.01	5,230,819
Band 24	146.633	14.98	2,197
Band 25	73,398.065	14.43	1,059,134
Band 26	167,287.866	12.59	2,106,154
Band 27	70,174.671	12.41	870,868
Band 28	24,094.123	12.32	296,840
Band 29	67,769.082	12.30	833,560
Band 30	43,677.240	12.12	529,368
Band 31	31,149.723	12.03	374,731
Band 34	250.722	11.67	2,926
Band 38	98,575.673	10.28	1,013,358
Band 41	42,610.462	12.13	516,865
Band 42	10,710.029	12.01	128,627
Band 43	89,871.652	11.92	1,071,270
Band 44	1,224.204	11.72	14,348
Band 45	869.132	11.64	10,117

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
Band 46	2,162,820.996	$ 11.70	$ 25,305,006
Band 47	321,684.419	11.61	3,734,756
Band 50	16,964.349	10.02	169,983
Band 51	3,975.771	9.92	39,440
Band 52	1,368.524	10.15	13,891
Band 53	1,471.820	10.06	14,807
Band 54	3,615.660	9.95	35,976
Band 55	14,196.224	10.11	143,524
Band 56	789,860.715	8.67	6,848,092
Band 57	1,749.514	8.58	15,011
Band 58	1,068.170	8.53	9,111
Band 59	1,496.952	8.48	12,694
Band 60	13,772.431	8.59	118,305
	57,857,651.567		$ 766,151,520
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	391,694.612	$ 17.86	$ 6,995,666
Band 7	5,239.754	17.79	93,215
Band 10	297,147.179	17.53	5,208,990
Band 11	5,534.231	17.46	96,628
Band 12	76,486.130	17.40	1,330,859
Band 13	261.830	11.85	3,103
Band 14	84,889.990	13.55	1,150,259
Band 15	233,655.946	13.51	3,156,692
Band 17	128,887.319	13.39	1,725,801
Band 20	573,143.077	17.27	9,898,181
Band 46	239,572.736	11.61	2,781,439
	2,036,512.804		$ 32,440,833
ING Focus 5 Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	93,775.994	$ 7.04	$ 660,183
Band 5	2,579.847	7.25	18,704
Band 6	5,557,860.561	7.01	38,960,603
Band 7	183,532.795	7.01	1,286,565
Band 8	1,290,281.612	6.99	9,019,068
Band 9	40,588.799	6.98	283,310
Band 10	7,068,642.145	6.97	49,268,436
Band 11	395,527.981	6.96	2,752,875
Band 12	9,910.828	6.96	68,979
Band 13	1,012,574.961	6.95	7,037,396
Band 14	1,083,078.792	6.93	7,505,736
Band 15	1,394,714.539	6.92	9,651,425
Band 16	90,291.430	6.90	623,011
Band 17	714,857.557	6.90	4,932,517
Band 18	3,271.763	6.89	22,542
Band 19	6,388.681	6.87	43,890

Division/Contract	Units	Unit Value	Extended Value
ING Focus 5 Portfolio - Service Class (continued)			
Band 20	120,437.133	$ 6.94	$ 835,834
Band 21	1,565.313	6.91	10,816
Band 26	543.652	7.29	3,963
Band 27	2,165.374	7.25	15,699
Band 28	796.024	7.23	5,755
Band 29	38,355.642	7.23	277,311
Band 35	2,923.153	7.77	22,713
Band 36	8,959.057	7.74	69,343
Band 38	258,034.244	7.08	1,826,882
Band 39	27,303.391	7.72	210,782
Band 40	3,963.544	7.70	30,519
Band 41	5,078.325	7.19	36,513
Band 46	1,226,302.547	6.88	8,436,962
Band 47	384,102.736	6.85	2,631,104
Band 50	1,311.846	6.95	9,117
Band 51	5,615.443	6.90	38,747
Band 52	15,951.916	7.01	111,823
Band 55	12,508.011	6.99	87,431
Band 56	1,034,861.010	7.22	7,471,696
Band 57	7,354.318	7.14	52,510
Band 60	966.926	7.16	6,923
	22,106,977.890		$ 154,327,683
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	28,311.371	$ 10.19	$ 288,493
Band 3	397.868	10.06	4,003
Band 4	254,732.672	10.10	2,572,800
Band 5	68,248.658	10.08	687,946
Band 6	5,510,323.912	10.04	55,323,652
Band 7	1,751,594.883	10.02	17,550,981
Band 8	2,779,792.694	9.98	27,742,331
Band 9	649,791.870	9.97	6,478,425
Band 10	8,015,179.468	9.95	79,751,036
Band 11	1,695,841.059	9.93	16,839,702
Band 12	368,963.404	9.91	3,656,427
Band 13	2,760,884.106	9.89	27,305,144
Band 14	4,554,087.220	9.85	44,857,759
Band 15	3,386,162.503	9.84	33,319,839
Band 16	406,824.499	9.80	3,986,880
Band 17	3,290,801.719	9.78	32,184,041
Band 18	35,175.952	9.76	343,317
Band 19	85,395.157	9.73	830,895
Band 20	1,016,725.668	9.87	10,035,082
Band 21	412,571.709	9.82	4,051,454
Band 26	557,839.080	10.21	5,695,537
Band 27	171,307.204	10.10	1,730,203

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class **(continued)**			
Band 28	97,743.664	$ 10.04	$ 981,346
Band 29	235,470.581	10.02	2,359,415
Band 30	77,375.618	9.91	766,792
Band 31	26,340.574	9.85	259,455
Band 32	1,007.011	9.75	9,818
Band 33	2,489.016	9.67	24,069
Band 34	231.023	9.62	2,222
Band 38	383,940.385	10.25	3,935,389
Band 41	47,288.972	9.91	468,634
Band 42	16,819.159	9.84	165,501
Band 43	162,097.566	9.78	1,585,314
Band 44	4,015.065	9.65	38,745
Band 45	27,617.952	9.60	265,132
Band 46	3,508,527.932	9.74	34,173,062
Band 47	421,570.746	9.69	4,085,021
Band 50	1,177.949	9.97	11,744
Band 51	15,699.510	9.87	154,954
Band 52	395.311	10.10	3,993
Band 55	6,413.278	10.06	64,518
Band 56	751,208.776	9.31	6,993,754
Band 57	3,725.169	9.21	34,309
Band 59	6,468.723	9.11	58,930
Band 60	2,658.197	9.23	24,535
	43,601,234.853		$ 431,702,599
ING Franklin Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	124,700.039	$ 9.99	$ 1,245,753
Band 10	220,721.900	9.89	2,182,940
Band 12	42,390.521	9.86	417,971
Band 14	13,738.386	9.80	134,636
Band 15	56,282.567	9.78	550,444
Band 17	37,893.874	9.73	368,707
Band 20	172,064.608	9.82	1,689,674
Band 46	130,880.523	9.69	1,268,232
	798,672.418		$ 7,858,357

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	19,405.779	$ 9.20	$ 178,533
Band 3	848.290	9.11	7,728
Band 4	149,113.301	9.14	1,362,896
Band 5	43,650.738	9.12	398,095
Band 6	3,218,270.822	9.10	29,286,264
Band 7	569,659.877	9.09	5,178,208
Band 8	1,357,138.943	9.06	12,295,679
Band 9	347,788.175	9.05	3,147,483
Band 10	4,913,840.595	9.04	44,421,119
Band 11	593,359.170	9.02	5,352,100
Band 12	135,567.193	9.01	1,221,460
Band 13	1,066,361.086	9.00	9,597,250
Band 14	1,554,766.244	8.97	13,946,253
Band 15	1,634,557.981	8.96	14,645,640
Band 16	152,111.279	8.94	1,359,875
Band 17	1,105,804.870	8.93	9,874,837
Band 18	3,293.336	8.91	29,344
Band 19	45,535.560	8.89	404,811
Band 20	358,723.177	8.99	3,224,921
Band 21	251,811.966	8.95	2,253,717
Band 26	202,810.405	9.21	1,867,884
Band 27	44,386.624	9.13	405,250
Band 28	67,184.165	9.10	611,376
Band 29	187,708.501	9.09	1,706,270
Band 30	29,366.118	9.01	264,589
Band 31	23,365.724	8.97	209,591
Band 32	219.047	8.90	1,950
Band 33	3,582.041	8.85	31,701
Band 34	368.959	8.82	3,254
Band 38	291,068.708	9.20	2,677,832
Band 41	25,243.711	9.01	227,446
Band 42	7,882.971	8.96	70,631
Band 43	59,077.973	8.93	527,566
Band 44	10,070.880	8.84	89,027
Band 45	3,449.187	8.80	30,353
Band 46	1,737,616.573	8.90	15,464,787
Band 47	161,519.719	8.86	1,431,065
Band 50	2,191.082	9.00	19,720
Band 51	7,383.606	8.93	65,936
Band 52	439.234	9.09	3,993
Band 55	16,682.851	9.06	151,147
Band 56	409,656.764	8.06	3,301,834
Band 57	17,382.474	7.97	138,538
Band 59	6,177.996	7.89	48,744
Band 60	2,870.745	7.99	22,937
	20,839,314.440		$ 187,559,634

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio -			
Service Class			
Contracts in accumulation period:			
Band 2	276.346	$ 7.91	$ 2,186
Band 4	787,678.896	7.86	6,191,156
Band 5	22,652.422	7.85	177,822
Band 6	18,242,923.780	7.83	142,842,093
Band 7	1,221,497.468	7.82	9,552,110
Band 8	6,423,291.746	7.79	50,037,443
Band 9	467,737.343	7.78	3,638,997
Band 10	29,916,528.410	7.77	232,451,426
Band 11	2,510,820.464	7.76	19,483,967
Band 12	96,860.667	7.75	750,670
Band 13	4,333,266.765	7.74	33,539,485
Band 14	7,513,488.425	7.72	58,004,131
Band 15	9,647,235.079	7.71	74,380,182
Band 16	1,099,842.298	7.69	8,457,787
Band 17	5,374,909.051	7.68	41,279,302
Band 18	1,632.741	7.67	12,523
Band 19	23,504.292	7.65	179,808
Band 20	1,211,534.206	7.73	9,365,159
Band 21	401,320.274	7.70	3,090,166
Band 26	77,286.439	7.92	612,109
Band 27	102,480.187	7.86	805,494
Band 28	19,433.640	7.83	152,165
Band 29	73,588.851	7.81	574,729
Band 30	15,847.868	7.75	122,821
Band 31	9,173.053	7.72	70,816
Band 32	1,615.433	7.66	12,374
Band 34	4,770.779	7.59	36,210
Band 35	43,368.125	8.81	382,073
Band 36	3,204.807	8.77	28,106
Band 38	4,721,291.953	7.91	37,345,419
Band 39	8,422.525	8.74	73,613
Band 40	51,803.325	8.71	451,207
Band 41	4,250.170	7.75	32,939
Band 42	286.010	7.71	2,205
Band 43	72,504.466	7.68	556,834
Band 44	3,135.821	7.60	23,832
Band 45	21,374.704	7.57	161,807
Band 46	8,798,431.617	7.66	67,395,986
Band 47	897,392.000	7.63	6,847,101
Band 50	144,923.450	7.74	1,121,708
Band 51	35,029.848	7.68	269,029
Band 52	12,693.325	7.82	99,262
Band 53	4,273.327	7.76	33,161
Band 54	5,082.452	7.70	39,135
Band 55	312,535.800	7.80	2,437,779
Band 56	4,168,993.620	8.48	35,353,066

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio - Service Class (continued)			
Band 57	163,936.682	$ 8.39	$ 1,375,429
Band 59	731.549	8.29	6,065
Band 60	14,772.396	8.40	124,088
	109,089,634.895		$ 849,982,975
ING Global Resources Portfolio - Service Class			
Currently payable annuity contracts:	526.907	$ 40.53	$ 21,356
Contracts in accumulation period:			
Band 1	7,618.914	42.27	322,051
Band 2	64,141.625	40.53	2,599,660
Band 3	1,763.503	37.63	66,361
Band 4	63,969.735	38.50	2,462,835
Band 5	33,122.899	38.04	1,259,995
Band 6	2,632,139.405	37.30	98,178,800
Band 7	1,245,480.895	36.85	45,895,971
Band 8	1,758,129.523	36.13	63,521,220
Band 9	172,798.754	35.70	6,168,916
Band 10	3,158,457.428	35.32	111,556,716
Band 11	827,367.983	34.95	28,916,511
Band 12	223,048.215	34.58	7,713,007
Band 13	1,312,710.364	34.21	44,907,822
Band 14	2,015,124.682	33.49	67,486,526
Band 15	1,475,926.073	33.13	48,897,431
Band 16	176,609.642	32.44	5,729,217
Band 17	2,165,112.882	32.09	69,478,472
Band 18	28,450.242	31.75	903,295
Band 19	103,412.310	31.08	3,214,055
Band 20	599,135.867	33.85	20,280,749
Band 21	82,417.773	32.78	2,701,655
Band 25	11,832.289	41.40	489,857
Band 26	149,093.445	16.96	2,528,625
Band 27	64,614.672	16.72	1,080,357
Band 28	41,375.333	16.60	686,831
Band 29	180,623.642	16.56	2,991,128
Band 30	29,486.162	16.33	481,509
Band 31	14,728.593	16.21	238,750
Band 34	32.835	15.72	516
Band 38	117,953.281	12.08	1,424,876
Band 41	40,943.658	16.33	668,610
Band 42	19,228.163	16.18	311,112
Band 43	87,775.280	16.06	1,409,671
Band 44	459.065	15.79	7,249
Band 45	10,383.838	15.67	162,715
Band 46	2,160,043.309	16.77	36,223,926
Band 47	360,250.101	16.64	5,994,562
Band 50	11,971.401	11.76	140,784

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class (continued)			
Band 51	6,671.030	$ 11.64	$ 77,651
Band 52	7,297.945	11.91	86,919
Band 53	934.131	11.80	11,023
Band 54	8,425.626	11.68	98,411
Band 55	24,265.714	11.87	288,034
Band 56	498,506.663	8.14	4,057,844
Band 57	45,463.458	8.05	365,981
Band 59	2,854.070	7.96	22,718
Band 60	4,068.672	8.07	32,834
	22,046,747.997		$ 692,165,114
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	253,746.034	$ 25.82	$ 6,551,723
Band 7	23.681	25.72	609
Band 10	169,670.195	25.34	4,299,443
Band 11	2,096.901	25.25	52,947
Band 12	42,518.384	25.15	1,069,337
Band 13	1,110.378	16.99	18,865
Band 14	89,526.035	17.21	1,540,743
Band 15	154,018.041	17.16	2,642,950
Band 17	78,184.573	17.01	1,329,920
Band 20	332,180.025	24.97	8,294,535
Band 46	161,800.559	16.64	2,692,361
	1,284,874.806		$ 28,493,433
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	20,290.112	$ 12.05	$ 244,496
Band 3	918.057	11.66	10,705
Band 4	110,862.345	11.78	1,305,958
Band 5	206,641.951	11.72	2,421,844
Band 6	4,891,208.489	11.61	56,786,931
Band 7	3,373,234.145	11.56	38,994,587
Band 8	2,717,027.391	11.45	31,109,964
Band 9	493,073.845	11.39	5,616,111
Band 10	6,486,316.816	11.34	73,554,833
Band 11	2,120,404.051	11.29	23,939,362
Band 12	803,899.173	11.24	9,035,827
Band 13	3,321,202.768	11.18	37,131,047
Band 14	5,961,602.093	11.08	66,054,551
Band 15	2,253,344.206	11.03	24,854,387
Band 16	283,802.688	10.92	3,099,125
Band 17	2,815,850.776	10.87	30,608,298
Band 18	112,043.471	10.82	1,212,310
Band 19	270,723.539	10.72	2,902,156
Band 20	1,339,058.489	11.13	14,903,721
Band 21	259,993.600	10.97	2,852,130

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class (continued)			
Band 25	30,260.610	$ 12.17	$ 368,272
Band 26	92,749.333	13.14	1,218,726
Band 27	45,751.979	12.92	591,116
Band 28	26,986.665	12.80	345,429
Band 29	101,624.813	12.77	1,297,749
Band 30	25,408.213	12.55	318,873
Band 31	22,655.891	12.44	281,839
Band 34	244.030	11.99	2,926
Band 38	177,646.106	9.85	1,749,814
Band 41	31,435.591	12.55	394,517
Band 42	15,537.842	12.41	192,825
Band 43	86,745.086	12.30	1,066,965
Band 44	2,826.902	12.05	34,064
Band 45	9,519.874	11.78	112,144
Band 46	1,769,497.470	10.98	19,429,082
Band 47	373,453.441	10.89	4,066,908
Band 50	21,145.431	9.56	202,150
Band 51	6,255.112	9.45	59,111
Band 52	5,141.844	9.68	49,773
Band 54	1,287.344	9.49	12,217
Band 55	5,880.248	9.64	56,686
Band 56	241,364.384	7.08	1,708,860
Band 57	16,549.954	7.00	115,850
Band 59	4,944.722	6.93	34,267
Band 60	583.338	7.02	4,095
	40,956,994.228		$ 460,352,601
ING Janus Contrarian Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	188,257.650	$ 18.21	$ 3,428,172
Band 7	1,234.152	18.14	22,388
Band 10	185,839.361	17.87	3,320,949
Band 11	712.838	17.81	12,696
Band 12	66,898.604	17.74	1,186,781
Band 13	5,496.170	11.12	61,117
Band 14	67,162.208	12.23	821,394
Band 15	228,404.357	12.19	2,784,249
Band 17	93,957.386	12.08	1,135,005
Band 20	374,417.865	17.61	6,593,499
Band 46	228,889.081	10.89	2,492,602
	1,441,269.672		$ 21,858,852

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Currently payable annuity contracts:	173.625	$ 21.68	$ 3,764
Contracts in accumulation period:			
Band 1	8,357.909	22.21	185,629
Band 2	148,784.278	21.68	3,225,643
Band 3	3,633.246	20.79	75,535
Band 4	157,197.515	21.05	3,309,008
Band 5	91,156.627	20.92	1,906,997
Band 6	4,884,446.079	20.67	100,961,500
Band 7	2,201,063.564	20.55	45,231,856
Band 8	3,369,046.131	20.30	68,391,636
Band 9	320,771.721	20.18	6,473,173
Band 10	5,464,963.036	20.06	109,627,159
Band 11	1,305,782.358	19.94	26,037,300
Band 12	304,281.246	19.82	6,030,854
Band 13	2,344,576.401	19.70	46,188,155
Band 14	3,118,848.346	19.46	60,692,789
Band 15	2,406,493.510	19.34	46,541,584
Band 16	259,041.823	19.11	4,950,289
Band 17	3,272,082.641	19.00	62,169,570
Band 18	46,296.852	18.88	874,085
Band 19	177,230.877	18.65	3,305,356
Band 20	952,923.477	19.58	18,658,242
Band 21	114,793.552	19.23	2,207,480
Band 25	14,166.711	21.95	310,959
Band 26	140,300.465	20.84	2,923,862
Band 27	39,652.538	20.54	814,463
Band 28	39,701.342	20.40	809,907
Band 29	180,351.712	20.35	3,670,157
Band 30	24,363.406	20.06	488,730
Band 31	18,896.488	19.91	376,229
Band 33	81.425	19.45	1,584
Band 35	84,690.301	8.95	757,978
Band 36	31,324.222	8.92	279,412
Band 37	8,444.854	8.90	75,159
Band 38	712,822.085	14.93	10,642,434
Band 39	308,727.840	8.88	2,741,503
Band 40	58,502.791	8.86	518,335
Band 41	29,483.918	20.07	591,742
Band 42	11,812.599	19.88	234,834
Band 43	49,077.297	19.73	968,295
Band 44	143.178	19.40	2,778
Band 45	3,198.558	19.26	61,604
Band 46	1,925,348.849	20.18	38,853,540
Band 47	231,109.105	20.02	4,626,804
Band 50	16,903.378	14.59	246,620
Band 51	1,970.949	14.44	28,461
Band 52	663.377	14.77	9,798

189

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)			
Band 53	735.921	$ 14.64	$ 10,774
Band 54	3,637.108	14.49	52,702
Band 55	4,298.187	14.72	63,269
Band 56	604,382.935	8.41	5,082,860
Band 57	24,456.417	8.32	203,477
Band 59	4,022.493	8.23	33,105
Band 60	2,331.730	8.34	19,447
	35,527,546.993		$ 692,548,426
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	269,685.313	$ 31.84	$ 8,586,780
Band 7	6,643.089	31.72	210,719
Band 8	271.989	31.48	8,562
Band 10	155,212.148	31.25	4,850,380
Band 11	5,404.433	31.14	168,294
Band 12	38,972.912	31.02	1,208,940
Band 13	6,473.922	20.43	132,262
Band 14	69,156.875	21.24	1,468,892
Band 15	232,131.589	21.18	4,916,547
Band 17	44,924.811	20.99	942,972
Band 20	246,504.262	30.79	7,589,866
Band 46	162,620.068	20.02	3,255,654
	1,238,001.411		$ 33,339,868
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,214.028	$ 13.14	$ 68,512
Band 3	2,812.012	12.79	35,966
Band 4	65,390.912	12.89	842,889
Band 5	36,313.225	12.84	466,262
Band 6	1,657,418.723	12.74	21,115,515
Band 7	1,196,489.987	12.69	15,183,458
Band 8	674,535.176	12.59	8,492,398
Band 9	148,286.307	12.54	1,859,510
Band 10	1,722,690.430	12.49	21,516,403
Band 11	400,912.543	12.45	4,991,361
Band 12	155,529.940	12.40	1,928,571
Band 13	1,010,424.661	12.35	12,478,745
Band 14	1,431,537.144	12.25	17,536,330
Band 15	638,318.268	12.21	7,793,866
Band 16	70,511.495	12.11	853,894
Band 17	930,424.488	12.06	11,220,919
Band 18	20,020.062	12.02	240,641
Band 19	65,498.029	11.92	780,737
Band 20	462,992.583	12.30	5,694,809
Band 21	103,300.507	12.16	1,256,134

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio -			
Service Class (continued)			
Band 25	12,495.152	$ 13.24	$ 165,436
Band 26	104,806.269	13.19	1,382,395
Band 27	36,908.396	12.89	475,749
Band 28	43,266.025	12.74	551,209
Band 29	37,517.742	12.69	476,100
Band 30	16,903.706	12.39	209,437
Band 31	14,493.874	12.25	177,550
Band 34	334.967	11.65	3,902
Band 38	63,436.321	9.52	603,914
Band 41	27,409.616	13.24	362,903
Band 42	26,077.458	13.07	340,832
Band 43	62,102.502	12.94	803,606
Band 44	12,219.393	11.12	135,880
Band 45	5,442.748	10.87	59,163
Band 46	1,182,381.310	9.71	11,480,923
Band 47	139,792.553	9.63	1,346,202
Band 51	6,068.616	9.20	55,831
Band 54	888.736	9.23	8,203
Band 55	6,096.500	9.38	57,185
Band 56	50,843.763	9.45	480,474
Band 57	612.729	9.35	5,729
Band 60	485.799	9.37	4,552
	12,649,204.695		$ 153,544,095
ING JPMorgan Small Cap Core Equity Portfolio -			
Service 2 Class			
Contracts in accumulation period:			
Band 6	466,172.276	$ 15.23	$ 7,099,804
Band 7	876.636	15.17	13,299
Band 10	345,551.928	14.95	5,166,001
Band 11	18,573.557	14.89	276,560
Band 12	116,141.850	14.84	1,723,545
Band 13	4,793.395	9.82	47,071
Band 14	93,491.835	11.42	1,067,677
Band 15	316,499.701	11.38	3,601,767
Band 17	191,505.495	11.28	2,160,182
Band 20	670,538.735	14.73	9,877,036
Band 46	332,442.881	9.62	3,198,101
	2,556,588.289		$ 34,231,043

Division/Contract	Units	Unit Value	Extended Value
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts:	712.373	$ 24.67	$ 17,574
Contracts in accumulation period:			
Band 1	5,299.090	25.73	136,346
Band 2	217,494.655	24.67	5,365,593
Band 3	911.308	22.90	20,869
Band 4	62,475.736	23.45	1,465,056
Band 5	52,880.734	23.14	1,223,660
Band 6	738,091.055	22.72	16,769,429
Band 7	818,081.909	22.41	18,333,216
Band 8	451,036.193	22.01	9,927,307
Band 9	106,622.670	21.71	2,314,778
Band 10	223,473.315	21.48	4,800,207
Band 11	811,294.138	21.29	17,272,452
Band 12	176,680.417	21.03	3,715,589
Band 13	653,703.866	20.81	13,603,577
Band 14	570,685.143	20.37	11,624,856
Band 16	12,812.481	19.76	253,175
Band 17	85,437.206	19.55	1,670,297
Band 18	9,740.805	19.34	188,387
Band 19	26,264.107	18.93	497,180
Band 20	137,917.726	20.62	2,843,864
Band 21	45,313.616	19.97	904,913
Band 24	166.830	27.44	4,578
Band 25	19,518.593	25.22	492,259
Band 49	31,370.458	10.44	327,508
	5,257,984.424		$ 113,772,670
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts:	643.565	$ 18.40	$ 11,842
Contracts in accumulation period:			
Band 1	44,078.139	19.20	846,300
Band 2	252,413.338	18.40	4,644,405
Band 3	26,594.218	17.09	454,495
Band 4	823,110.980	17.48	14,387,980
Band 5	271,695.733	17.22	4,678,601
Band 6	11,578,123.400	16.94	196,133,410
Band 7	7,031,808.747	16.68	117,290,570
Band 8	6,925,002.841	16.41	113,639,297
Band 9	1,514,942.939	16.16	24,481,478
Band 10	12,290,462.190	15.99	196,524,490
Band 11	6,266,485.396	15.87	99,449,123
Band 12	1,166,415.909	15.65	18,254,409
Band 13	8,928,514.366	15.49	138,302,688
Band 14	9,071,926.158	15.16	137,530,401
Band 15	4,944,632.823	15.05	74,416,724
Band 16	899,422.504	14.73	13,248,493
Band 17	5,813,592.049	14.57	84,704,036
Band 18	64,998.813	14.42	937,283

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class (continued)			
Band 19	264,635.969	$ 14.11	$ 3,734,014
Band 20	1,956,516.977	15.37	30,071,666
Band 21	550,658.048	14.89	8,199,298
Band 25	62,373.688	18.80	1,172,625
Band 26	1,483,805.476	18.60	27,598,782
Band 27	752,282.300	17.46	13,134,849
Band 28	404,584.276	16.91	6,841,520
Band 29	1,467,202.538	16.73	24,546,298
Band 30	515,966.157	15.69	8,095,509
Band 31	229,816.228	15.20	3,493,207
Band 32	11,833.209	14.29	169,097
Band 33	66.063	13.70	905
Band 34	160.437	13.27	2,129
Band 35	162,062.061	19.41	3,145,625
Band 36	33,939.722	18.60	631,279
Band 37	21,105.589	18.02	380,323
Band 38	1,800,378.983	11.01	19,822,173
Band 39	134,423.270	10.87	1,461,181
Band 40	120,762.656	10.76	1,299,406
Band 41	282,284.425	10.50	2,963,986
Band 42	45,325.507	10.36	469,572
Band 43	378,665.102	10.26	3,885,104
Band 44	7,137.314	10.15	72,444
Band 45	25,312.100	10.06	254,640
Band 46	4,220,452.452	10.38	43,808,296
Band 47	968,347.721	10.30	9,973,982
Band 49	1,077,845.365	10.48	11,295,819
Band 50	3,732.355	10.38	38,742
Band 51	86,006.267	10.27	883,284
Band 52	48,006.381	10.51	504,547
Band 55	36,451.486	10.47	381,647
Band 56	2,476,616.221	10.03	24,840,461
Band 57	161,282.363	9.92	1,599,921
Band 59	26,143.125	9.82	256,725
Band 60	22,494.454	9.94	223,595
	97,753,540.393		$ 1,495,188,676

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	709,985.540	$ 10.58	$ 7,511,647
Band 7	5,192.618	10.54	54,730
Band 8	648.815	10.46	6,787
Band 10	453,191.882	10.38	4,704,132
Band 11	18,621.733	10.35	192,735
Band 12	134,286.714	10.31	1,384,496
Band 13	6,396.358	10.53	67,354
Band 14	117,578.830	10.38	1,220,468
Band 15	397,380.603	10.35	4,112,889
Band 17	203,221.250	10.26	2,085,050
Band 20	830,408.016	10.23	8,495,074
Band 46	241,207.767	10.31	2,486,852
	3,118,120.126		$ 32,322,214
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,933.907	$ 10.69	$ 31,363
Band 3	775.331	10.32	8,001
Band 4	33,800.835	10.43	352,543
Band 5	57,810.444	10.37	599,494
Band 6	527,747.216	10.27	5,419,964
Band 7	746,619.246	10.22	7,630,449
Band 8	242,521.710	10.12	2,454,320
Band 9	138,971.101	10.06	1,398,049
Band 10	663,614.510	10.01	6,642,781
Band 11	490,414.671	9.96	4,884,530
Band 12	213,394.461	9.91	2,114,739
Band 13	470,257.542	9.86	4,636,739
Band 14	1,089,573.215	9.76	10,634,235
Band 15	91,954.870	9.72	893,801
Band 16	18,673.854	9.62	179,642
Band 17	304,230.266	9.57	2,911,484
Band 18	18,393.351	9.52	175,105
Band 19	89,768.066	9.42	845,615
Band 20	255,291.854	9.81	2,504,413
Band 21	149,430.059	9.67	1,444,989
Band 25	10,104.497	10.80	109,129
Band 26	22,542.560	11.24	253,378
Band 27	7,567.491	11.03	83,469
Band 28	3,173.603	10.92	34,656
Band 29	15,318.953	10.89	166,823
Band 30	5,926.157	10.68	63,291
Band 31	17,751.820	10.57	187,637
Band 38	1,029.470	8.59	8,843
Band 41	1,916.258	10.68	20,466
Band 42	2,943.030	10.55	31,049
Band 43	7,858.708	10.44	82,045

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Service Class (continued)			
Band 44	176.733	$ 9.24	$ 1,633
Band 46	85,010.807	8.79	747,245
Band 47	16,286.958	8.73	142,185
Band 55	2,234.556	8.46	18,904
	5,806,018.110		$ 57,713,009
ING Lord Abbett Affiliated Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	28,439.735	$ 12.29	$ 349,524
Band 7	639.754	12.24	7,831
Band 10	36,763.595	12.06	443,369
Band 12	4,040.134	11.97	48,360
Band 14	11,092.564	9.19	101,941
Band 15	12,685.567	9.17	116,327
Band 17	5,068.737	9.09	46,075
Band 20	49,871.392	11.88	592,472
Band 46	32,627.691	8.73	284,840
	181,229.169		$ 1,990,739
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,692.315	$ 15.53	$ 57,342
Band 2	117,606.470	15.10	1,775,858
Band 3	3,301.697	14.38	47,478
Band 4	161,520.485	14.59	2,356,584
Band 5	136,576.522	14.49	1,978,994
Band 6	4,446,996.346	14.29	63,547,578
Band 7	3,055,301.390	14.19	43,354,727
Band 8	3,110,065.127	13.99	43,509,811
Band 9	853,308.325	13.89	11,852,453
Band 10	3,803,719.933	13.80	52,491,335
Band 11	4,163,267.996	13.70	57,036,772
Band 12	678,195.099	13.61	9,230,235
Band 13	2,868,360.190	13.51	38,751,546
Band 14	3,726,638.360	13.32	49,638,823
Band 15	1,091,474.746	13.23	14,440,211
Band 16	137,379.679	13.05	1,792,805
Band 17	1,728,520.362	12.95	22,384,339
Band 18	37,987.608	12.86	488,521
Band 19	167,068.605	12.68	2,118,430
Band 20	1,070,424.499	13.42	14,365,097
Band 21	231,934.960	13.14	3,047,625
Band 25	51,485.320	15.32	788,755
Band 26	155,589.747	10.77	1,675,702
Band 27	16,197.656	10.59	171,533
Band 28	11,741.333	10.49	123,167
Band 29	77,945.338	10.46	815,308

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class (continued)			
Band 30	12,654.559	$ 10.28	$ 130,089
Band 31	8,389.944	10.20	85,577
Band 38	96,409.301	9.26	892,750
Band 41	9,479.766	10.29	97,547
Band 42	1,245.264	10.17	12,664
Band 43	67,630.397	10.08	681,714
Band 44	179.905	9.88	1,777
Band 45	7,798.663	9.71	75,725
Band 46	1,834,544.313	9.10	16,694,353
Band 47	225,966.978	9.03	2,040,482
Band 50	639.916	9.06	5,798
Band 52	435.390	9.18	3,997
Band 53	1,015.144	9.09	9,228
Band 56	230,078.808	7.95	1,829,127
Band 57	12,585.457	7.86	98,922
Band 59	6,819.415	7.78	53,055
	34,422,173.328		$ 460,553,834
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	273,033.287	$ 13.16	$ 3,593,118
Band 7	13,777.523	13.11	180,623
Band 10	197,229.770	12.92	2,548,209
Band 11	3,802.044	12.87	48,932
Band 12	95,589.466	12.82	1,225,457
Band 13	5,097.729	9.23	47,052
Band 14	61,385.185	9.97	612,010
Band 15	178,966.147	9.94	1,778,924
Band 17	43,278.073	9.85	426,289
Band 20	424,612.429	12.73	5,405,316
Band 46	178,788.646	9.04	1,616,249
	1,475,560.299		$ 17,482,179

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,623.235	$ 12.42	$ 131,941
Band 4	89,628.955	12.28	1,100,644
Band 5	64,949.539	12.25	795,632
Band 6	1,998,237.874	12.19	24,358,520
Band 7	1,045,341.049	12.16	12,711,347
Band 8	989,793.459	12.11	11,986,399
Band 9	149,242.294	12.08	1,802,847
Band 10	2,444,514.817	12.05	29,456,404
Band 11	559,482.254	12.02	6,724,977
Band 12	200,318.550	11.99	2,401,819
Band 13	1,037,305.389	11.96	12,406,172
Band 14	1,597,899.175	11.91	19,030,979
Band 15	899,945.241	11.88	10,691,349
Band 16	104,722.030	11.82	1,237,814
Band 17	1,212,113.472	11.79	14,290,818
Band 18	11,245.914	11.76	132,252
Band 19	47,970.798	11.71	561,738
Band 20	516,453.677	11.93	6,161,292
Band 21	162,705.759	11.85	1,928,063
Band 25	28,329.604	12.48	353,553
Band 26	97,947.269	12.45	1,219,443
Band 27	17,094.372	12.28	209,919
Band 28	11,193.530	12.19	136,449
Band 29	37,044.763	12.16	450,464
Band 30	10,376.606	11.99	124,416
Band 31	14,352.679	11.90	170,797
Band 35	17,171.502	7.35	126,211
Band 38	152,027.906	9.87	1,500,515
Band 39	53,609.619	7.29	390,814
Band 40	2,839.398	7.28	20,671
Band 41	16,482.380	11.99	197,624
Band 42	3,857.699	11.88	45,829
Band 43	19,486.707	11.80	229,943
Band 45	3,726.871	11.51	42,896
Band 46	830,080.622	11.74	9,745,147
Band 47	114,811.639	11.65	1,337,556
Band 50	14,212.468	9.60	136,440
Band 51	5,134.648	9.50	48,779
Band 52	1,147.868	9.72	11,157
Band 55	3,668.372	9.68	35,510
Band 56	188,261.183	7.20	1,355,481
Band 57	7,167.087	7.12	51,030
Band 59	5,493.339	7.04	38,673
	14,798,011.612		$ 175,890,324

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,530.625	$ 27.18	$ 123,142
Band 2	58,012.488	26.36	1,529,209
Band 3	2,110.277	24.98	52,715
Band 4	222,308.994	25.37	5,639,979
Band 5	171,112.059	25.18	4,308,602
Band 6	4,421,884.942	24.80	109,662,747
Band 7	3,182,051.155	24.60	78,278,458
Band 8	2,710,245.542	24.22	65,642,147
Band 9	548,065.358	24.04	13,175,491
Band 10	3,389,866.763	23.85	80,848,322
Band 11	3,747,180.865	23.67	88,695,771
Band 12	1,002,839.803	23.49	23,556,707
Band 13	2,752,674.318	23.30	64,137,312
Band 14	3,772,669.105	22.95	86,582,756
Band 15	1,093,601.488	22.77	24,901,306
Band 16	162,808.102	22.42	3,650,158
Band 17	1,808,651.374	22.24	40,224,407
Band 18	80,892.988	22.07	1,785,308
Band 19	197,319.476	21.73	4,287,752
Band 20	1,148,612.837	23.12	26,555,929
Band 21	314,451.990	22.59	7,103,470
Band 22	373.797	25.37	9,483
Band 23	5,284.892	24.80	131,065
Band 24	243.703	28.47	6,938
Band 25	58,087.423	26.77	1,555,000
Band 26	315,850.965	26.57	8,392,160
Band 27	180,492.545	25.36	4,577,291
Band 28	65,859.762	24.78	1,632,005
Band 29	173,790.401	24.59	4,273,506
Band 30	88,165.083	23.48	2,070,116
Band 31	51,059.052	22.94	1,171,295
Band 32	1,684.355	21.93	36,938
Band 33	1,311.065	21.26	27,873
Band 34	11,840.847	20.77	245,934
Band 35	57,660.518	27.40	1,579,898
Band 36	9,219.573	26.57	244,964
Band 37	19,344.969	25.96	502,195
Band 38	360,426.521	12.53	4,516,144
Band 39	45,829.677	12.37	566,913
Band 40	11,791.879	12.25	144,451
Band 41	58,482.613	11.70	684,247
Band 42	87,877.216	11.55	1,014,982
Band 43	229,624.253	11.44	2,626,901
Band 44	29,198.756	10.50	306,587
Band 45	16,051.524	10.33	165,812
Band 46	2,024,318.595	9.91	20,060,997

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Band 47	440,885.926	$ 9.84	$ 4,338,318
Band 49	93,649.533	8.98	840,973
Band 50	853.746	9.98	8,520
Band 51	2,682.637	9.87	26,478
Band 55	162.660	10.07	1,638
Band 56	530,782.616	9.17	4,867,277
Band 57	36,893.323	9.07	334,622
Band 58	3,762.217	9.03	33,973
	35,805,433.191		$ 797,737,182
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	376,458.064	$ 12.80	$ 4,818,663
Band 7	13,955.477	12.75	177,932
Band 8	3,728.670	12.65	47,168
Band 10	389,813.657	12.56	4,896,060
Band 11	23,196.458	12.51	290,188
Band 12	205,467.176	12.47	2,562,176
Band 13	15,979.493	10.04	160,434
Band 14	92,883.849	10.59	983,640
Band 15	400,391.017	10.56	4,228,129
Band 17	190,190.329	10.47	1,991,293
Band 20	857,842.630	12.37	10,611,513
Band 46	363,138.221	9.84	3,573,280
	2,933,045.041		$ 34,340,476
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	21,266.245	$ 15.13	$ 321,758
Band 4	135,373.484	14.95	2,023,834
Band 5	23,710.753	14.92	353,764
Band 6	4,073,464.782	14.85	60,490,952
Band 7	1,617,462.683	14.81	23,954,622
Band 8	3,087,314.066	14.74	45,507,009
Band 9	268,883.322	14.71	3,955,274
Band 10	4,073,508.536	14.67	59,758,370
Band 11	1,059,649.781	14.64	15,513,273
Band 12	243,983.400	14.60	3,562,158
Band 13	1,755,807.425	14.57	25,582,114
Band 14	2,538,122.966	14.50	36,802,783
Band 15	2,474,999.044	14.46	35,788,486
Band 16	240,057.380	14.40	3,456,826
Band 17	2,993,391.931	14.36	42,985,108
Band 18	60,935.842	14.33	873,211
Band 19	107,096.628	14.26	1,527,198
Band 20	837,613.378	14.53	12,170,522
Band 21	134,110.993	14.43	1,935,222
Band 25	4,613.752	15.20	70,129

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class (continued)			
Band 26	193,722.409	$ 15.17	$ 2,938,769
Band 27	65,726.674	14.95	982,614
Band 28	33,319.857	14.85	494,800
Band 29	178,953.426	14.81	2,650,300
Band 30	51,116.208	14.60	746,297
Band 31	16,107.387	14.50	233,557
Band 35	24,147.926	8.69	209,845
Band 36	1,533.127	8.66	13,277
Band 38	318,951.138	12.63	4,028,353
Band 39	148,410.289	8.62	1,279,297
Band 40	14,514.827	8.59	124,682
Band 41	38,548.072	14.61	563,187
Band 42	29,198.189	14.47	422,498
Band 43	89,756.147	14.37	1,289,796
Band 44	4,373.105	14.12	61,748
Band 45	7,951.081	14.02	111,474
Band 46	1,314,356.006	14.29	18,782,147
Band 47	172,920.085	14.19	2,453,736
Band 50	3,809.805	12.36	47,089
Band 51	5,428.515	12.23	66,391
Band 52	652.169	12.51	8,159
Band 54	1,615.544	12.27	19,823
Band 55	3,811.851	12.47	47,534
Band 56	293,089.698	8.22	2,409,197
Band 57	6,968.973	8.13	56,658
Band 59	3,548.810	8.04	28,532
Band 60	415.514	8.15	3,386
	28,774,313.223		$ 416,705,759
ING Oppenheimer Active Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	563,862.886	$ 10.65	$ 6,005,140
Band 7	53,380.793	10.64	567,972
Band 8	152,220.363	10.63	1,618,102
Band 9	4,842.927	10.62	51,432
Band 10	782,866.327	10.61	8,306,212
Band 11	60,085.671	10.61	637,509
Band 12	6,048.064	10.60	64,109
Band 13	128,611.444	10.59	1,361,995
Band 14	42,405.852	10.58	448,654
Band 15	144,301.805	10.57	1,525,270
Band 16	11,143.748	10.56	117,678
Band 17	79,444.484	10.55	838,139
Band 18	547.171	10.54	5,767
Band 19	412.225	10.53	4,341
Band 20	36,202.940	10.58	383,027
Band 21	6,388.166	10.56	67,459

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Active Allocation Portfolio - Service Class (continued)			
Band 26	628.431	$ 12.98	$ 8,157
Band 27	593.066	12.95	7,680
Band 30	957.638	12.90	12,354
Band 31	1,052.860	12.89	13,571
Band 43	314.499	12.87	4,048
Band 46	102,133.104	10.53	1,075,462
Band 47	13,619.738	10.51	143,143
Band 56	22,758.154	10.68	243,057
Band 57	2,216.877	10.61	23,521
	2,217,039.233		$ 23,533,799
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	53.883	$ 14.47	$ 780
Band 2	26,852.774	13.96	374,865
Band 4	184,807.749	13.76	2,542,955
Band 5	186,391.063	13.72	2,557,285
Band 6	3,386,303.760	13.65	46,223,046
Band 7	3,043,265.760	13.61	41,418,847
Band 8	1,781,394.756	13.53	24,102,271
Band 9	459,466.901	13.49	6,198,208
Band 10	2,721,625.346	13.45	36,605,861
Band 11	2,591,192.543	13.41	34,747,892
Band 12	886,424.940	13.37	11,851,501
Band 13	2,426,606.377	13.33	32,346,663
Band 14	4,670,488.713	13.26	61,930,680
Band 15	908,646.851	13.22	12,012,311
Band 16	150,448.049	13.14	1,976,887
Band 17	1,766,268.606	13.11	23,155,781
Band 18	39,930.086	13.07	521,886
Band 19	245,520.348	12.99	3,189,309
Band 20	1,489,966.911	13.29	19,801,660
Band 21	317,554.680	13.18	4,185,371
Band 24	223.473	14.37	3,211
Band 25	31,733.356	14.04	445,536
Band 26	353,312.982	14.00	4,946,382
Band 27	115,216.879	13.76	1,585,384
Band 28	77,167.253	13.64	1,052,561
Band 29	214,385.379	13.60	2,915,641
Band 30	73,311.743	13.37	980,178
Band 31	78,581.121	13.26	1,041,986
Band 32	244.823	13.04	3,192
Band 33	884.507	12.89	11,401
Band 35	112,327.246	13.28	1,491,706
Band 36	17,364.248	13.16	228,514
Band 37	14,907.184	13.07	194,837

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class (continued)			
Band 38	272,773.013	$ 13.13	$ 3,581,510
Band 39	50,455.264	13.00	655,918
Band 40	35,609.029	12.91	459,713
Band 41	55,449.833	13.38	741,919
Band 42	50,407.572	13.22	666,388
Band 43	123,846.253	13.11	1,623,624
Band 44	14,505.460	12.84	186,250
Band 45	13,011.013	12.73	165,630
Band 46	763,580.891	12.13	9,262,236
Band 47	135,645.155	12.04	1,633,168
Band 51	481.897	11.92	5,744
Band 55	22,613.628	12.16	274,982
Band 56	15,893.071	11.36	180,545
Band 57	224.276	11.24	2,521
Band 60	409.899	11.26	4,615
	29,927,776.544		$ 400,089,351
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,469.286	$ 19.27	$ 47,583
Band 2	120,741.717	18.68	2,255,455
Band 3	3,213.278	17.70	56,875
Band 4	654,166.093	17.98	11,761,906
Band 5	348,169.474	17.84	6,211,343
Band 6	22,106,765.650	17.57	388,415,872
Band 7	9,036,504.594	17.44	157,596,640
Band 8	12,123,137.800	17.17	208,154,276
Band 9	1,652,663.263	17.04	28,161,382
Band 10	38,979,543.600	16.90	658,754,287
Band 11	7,446,561.192	16.77	124,878,831
Band 12	2,035,987.059	16.64	33,878,825
Band 13	12,599,338.500	16.52	208,141,072
Band 14	15,005,994.910	16.26	243,997,477
Band 15	11,773,902.030	16.14	190,030,779
Band 16	1,354,370.604	15.89	21,520,949
Band 17	11,617,186.750	15.76	183,086,863
Band 18	228,327.396	15.64	3,571,040
Band 19	635,850.083	15.40	9,792,091
Band 20	4,546,566.153	16.39	74,518,219
Band 21	921,982.846	16.01	14,760,945
Band 25	59,328.615	18.98	1,126,057
Band 26	1,580,125.155	18.83	29,753,757
Band 27	444,580.290	17.98	7,993,554
Band 28	143,873.257	17.56	2,526,414
Band 29	1,002,955.750	17.43	17,481,519
Band 30	417,083.735	16.64	6,940,273
Band 31	203,467.287	16.26	3,308,378

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Bond Portfolio - Service Class (continued)			
Band 32	980.988	$ 15.54	$ 15,245
Band 33	716.961	15.07	10,805
Band 34	1,084.186	14.72	15,959
Band 35	115,188.827	19.42	2,236,967
Band 36	19,578.814	18.83	368,669
Band 37	5,040.890	18.40	92,752
Band 38	1,711,392.568	14.09	24,113,521
Band 39	75,349.018	13.91	1,048,105
Band 40	33,529.036	13.78	462,030
Band 41	200,808.590	13.46	2,702,884
Band 42	186,651.977	13.29	2,480,605
Band 43	802,449.250	13.16	10,560,232
Band 44	24,999.945	12.65	316,249
Band 45	45,328.498	12.50	566,606
Band 46	17,216,895.920	12.43	214,006,016
Band 47	2,340,748.649	12.34	28,884,838
Band 50	22,196.025	12.88	285,885
Band 51	11,152.237	12.74	142,079
Band 52	5,804.847	13.04	75,695
Band 53	1,350.690	12.92	17,451
Band 55	120,734.995	12.99	1,568,348
Band 56	4,347,021.670	11.50	49,990,749
Band 57	269,516.602	11.37	3,064,404
Band 58	3,082.341	11.31	34,861
Band 59	15,576.940	11.25	175,241
Band 60	30,218.134	11.39	344,185
Band 64	6,396.913	11.14	71,262
	184,658,651.878		$ 2,982,374,305
ING PIMCO Total Return Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	1,119,652.695	$ 14.04	$ 15,719,924
Band 7	59,773.312	13.99	836,229
Band 8	1,881.543	13.88	26,116
Band 10	877,332.181	13.78	12,089,637
Band 11	22,426.795	13.73	307,920
Band 12	399,811.964	13.68	5,469,428
Band 13	5,129.527	12.59	64,581
Band 14	212,450.929	12.59	2,674,757
Band 15	397,374.934	12.56	4,991,029
Band 17	264,271.083	12.45	3,290,175
Band 20	1,495,512.175	13.58	20,309,055
Band 46	658,203.365	12.33	8,115,647
	5,513,820.503		$ 73,894,498

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	801.905	$ 10.51	$ 8,428
Band 3	782.323	10.34	8,089
Band 4	37,919.164	10.39	393,980
Band 5	44,413.709	10.37	460,570
Band 6	854,149.079	10.32	8,814,818
Band 7	413,572.924	10.29	4,255,665
Band 8	176,349.188	10.24	1,805,816
Band 9	24,114.753	10.22	246,453
Band 10	529,026.887	10.20	5,396,074
Band 11	230,035.827	10.17	2,339,464
Band 12	153,889.023	10.15	1,561,974
Band 13	317,217.942	10.12	3,210,246
Band 14	708,199.100	10.08	7,138,647
Band 15	192,047.992	10.05	1,930,082
Band 16	18,698.289	10.00	186,983
Band 17	362,013.922	9.98	3,612,899
Band 18	8,372.341	9.96	83,389
Band 19	63,047.430	9.91	624,800
Band 20	321,785.003	10.10	3,250,029
Band 21	48,404.216	10.03	485,494
Band 25	3,120.984	10.56	32,958
Band 26	43,068.965	10.54	453,947
Band 27	37,521.844	10.39	389,852
Band 28	14,656.643	10.32	151,257
Band 29	8,899.726	10.29	91,578
Band 30	8,288.250	10.15	84,126
Band 31	7,846.094	10.07	79,010
Band 35	28,869.547	10.64	307,172
Band 36	4,056.117	10.54	42,751
Band 38	144,666.044	10.51	1,520,440
Band 39	17,077.732	10.42	177,950
Band 40	26,680.789	10.34	275,879
Band 41	8,711.666	10.15	88,423
Band 42	10,596.948	10.05	106,499
Band 43	22,735.911	9.98	226,904
Band 45	773.652	9.74	7,535
Band 46	144,622.222	9.93	1,436,099
Band 47	43,893.359	9.86	432,789
Band 50	528.172	9.06	4,785
Band 55	3,068.319	9.14	28,044
Band 56	24,453.675	8.39	205,166
	5,108,977.676		$ 51,957,064

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	3,292.864	$ 10.41	$ 34,279
Contracts in accumulation period:			
Band 1	5,688.834	9.65	54,897
Band 2	662,017.294	10.41	6,891,600
Band 3	15,132.919	10.24	154,961
Band 4	215,278.196	10.29	2,215,213
Band 5	209,565.796	10.27	2,152,241
Band 6	7,406,983.972	10.22	75,699,376
Band 7	4,815,833.974	10.19	49,073,348
Band 8	3,645,386.555	10.15	37,000,674
Band 9	624,996.352	10.12	6,324,963
Band 10	6,741,283.171	10.10	68,086,960
Band 11	4,040,542.033	10.07	40,688,258
Band 12	1,113,811.046	10.05	11,193,801
Band 13	3,455,150.764	10.03	34,655,162
Band 14	7,096,384.559	9.98	70,821,918
Band 15	2,425,716.853	9.96	24,160,140
Band 16	240,950.653	9.91	2,387,821
Band 17	3,905,405.385	9.88	38,585,405
Band 18	75,743.683	9.86	746,833
Band 19	289,414.228	9.81	2,839,154
Band 20	3,593,509.169	10.00	35,935,092
Band 21	435,282.890	9.93	4,322,359
Band 25	38,487.554	10.46	402,580
Band 26	186,703.022	10.44	1,949,180
Band 27	53,431.556	10.29	549,811
Band 28	78,711.264	10.22	804,429
Band 29	112,756.304	10.19	1,148,987
Band 30	15,554.910	10.05	156,327
Band 31	16,771.351	9.98	167,378
Band 35	84,777.975	10.54	893,560
Band 36	21,278.753	10.44	222,150
Band 37	10,700.959	10.36	110,862
Band 38	861,689.108	10.41	8,970,184
Band 39	272,657.796	10.32	2,813,828
Band 40	50,579.449	10.24	517,934
Band 41	32,542.167	10.05	327,049
Band 42	48,932.007	9.96	487,363
Band 43	102,019.213	9.89	1,008,970
Band 44	23,400.431	9.72	227,452
Band 45	5,377.738	9.65	51,895
Band 46	2,596,008.375	9.84	25,544,722
Band 47	253,469.724	9.77	2,476,399
Band 50	10,270.326	9.44	96,952
Band 51	5,503.887	9.34	51,406
Band 52	320.192	9.56	3,061

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class (continued)			
Band 54	1,221.444	$ 9.37	$ 11,445
Band 55	3,321.119	9.52	31,617
Band 56	113,718.241	8.60	977,977
Band 57	1,290.452	8.51	10,982
Band 59	6,308.567	8.41	53,055
	56,025,175.074		$ 564,092,010
ING Retirement Conservative Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 4	177,020.058	$ 8.32	$ 1,472,807
Band 5	35,527.808	8.32	295,591
Band 6	5,981,757.107	8.32	49,768,219
Band 7	1,878,967.059	8.31	15,614,216
Band 8	2,936,003.463	8.31	24,398,189
Band 9	739,059.384	8.31	6,141,583
Band 10	9,235,049.899	8.31	76,743,265
Band 11	2,377,555.350	8.31	19,757,485
Band 12	363,340.220	8.31	3,019,357
Band 13	2,703,689.387	8.31	22,467,659
Band 14	4,001,873.930	8.31	33,255,572
Band 15	4,777,186.535	8.31	39,698,420
Band 16	375,196.928	8.30	3,114,135
Band 17	3,962,575.789	8.30	32,889,379
Band 18	101,490.506	8.30	842,371
Band 19	62,202.486	8.30	516,281
Band 20	958,878.078	8.31	7,968,277
Band 21	152,049.335	8.30	1,262,009
Band 26	95,905.457	8.32	797,933
Band 27	62,442.411	8.32	519,521
Band 28	25,677.805	8.32	213,639
Band 29	41,508.558	8.31	344,936
Band 30	11,998.677	8.31	99,709
Band 31	5,517.554	8.31	45,851
Band 38	327,307.891	8.32	2,723,202
Band 41	22,742.492	8.31	188,990
Band 42	685.217	8.31	5,694
Band 43	116,720.258	8.30	968,778
Band 46	4,249,497.187	8.30	35,270,827
Band 47	480,746.208	8.30	3,990,194
Band 55	7,427.824	8.31	61,725
Band 56	1,740,778.668	8.32	14,483,279
Band 57	183,415.812	8.31	1,524,185
	48,191,795.341		$ 400,463,278

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	22,580.606	$ 9.38	$ 211,806
Band 4	2,496,596.701	9.38	23,418,077
Band 5	139,459.203	9.37	1,306,733
Band 6	79,472,323.490	9.37	744,655,671
Band 7	12,837,061.860	9.37	120,283,270
Band 8	44,077,032.390	9.37	413,001,793
Band 9	5,062,790.202	9.37	47,438,344
Band 10	98,222,251.470	9.37	920,342,496
Band 11	10,541,769.680	9.37	98,776,382
Band 12	1,317,405.704	9.37	12,344,091
Band 13	27,999,678.920	9.36	262,076,995
Band 14	33,987,766.670	9.36	318,125,496
Band 15	44,762,701.090	9.36	418,978,882
Band 16	2,823,928.141	9.36	26,431,967
Band 17	46,107,119.680	9.36	431,562,640
Band 18	65,376.802	9.36	611,927
Band 19	1,001,792.388	9.36	9,376,777
Band 20	11,143,360.170	9.36	104,301,851
Band 21	2,682,985.476	9.36	25,112,744
Band 26	1,279,078.221	9.38	11,997,754
Band 27	532,728.781	9.38	4,996,996
Band 28	276,321.003	9.37	2,589,128
Band 29	670,674.123	9.37	6,284,217
Band 30	327,572.180	9.37	3,069,351
Band 31	97,900.054	9.36	916,345
Band 32	1,803.705	9.36	16,883
Band 38	3,290,023.450	9.38	30,860,420
Band 41	795,067.112	9.37	7,449,779
Band 42	135,250.573	9.36	1,265,945
Band 43	2,154,914.557	9.36	20,170,000
Band 44	6,381.049	9.35	59,663
Band 45	63,012.380	9.35	589,166
Band 46	36,726,556.240	9.36	343,760,566
Band 47	3,683,496.429	9.35	34,440,692
Band 50	343,711.241	9.36	3,217,137
Band 51	119,374.962	9.36	1,117,350
Band 52	559.869	9.37	5,246
Band 53	3,700.378	9.37	34,673
Band 55	274,467.543	9.37	2,571,761
Band 56	8,481,818.349	9.38	79,559,456
Band 57	66,240.191	9.37	620,671
Band 58	6,769.636	9.36	63,364
Band 59	94,422.355	9.36	883,793
Band 62	21,389.207	9.36	200,203
Band 64	8,328.464	9.36	77,954
	484,225,542.695		$ 4,535,176,455

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Moderate Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	58,935.549	$ 9.64	$ 568,139
Band 4	2,859,153.885	9.63	27,533,652
Band 5	64,028.398	9.63	616,593
Band 6	48,787,780.740	9.63	469,826,329
Band 7	9,436,744.242	9.63	90,875,847
Band 8	25,122,621.420	9.63	241,930,844
Band 9	5,736,069.443	9.63	55,238,349
Band 10	70,210,170.410	9.63	676,123,941
Band 11	9,960,272.503	9.63	95,917,424
Band 12	746,997.379	9.62	7,186,115
Band 13	14,888,748.830	9.62	143,229,764
Band 14	23,599,315.240	9.62	227,025,413
Band 15	27,731,126.720	9.62	266,773,439
Band 16	2,018,819.001	9.62	19,421,039
Band 17	25,349,683.230	9.62	243,863,953
Band 18	83,117.679	9.62	799,592
Band 19	741,694.900	9.61	7,127,688
Band 20	7,294,923.040	9.62	70,177,160
Band 21	2,606,551.952	9.62	25,075,030
Band 26	985,235.970	9.64	9,497,675
Band 27	584,385.742	9.63	5,627,635
Band 28	266,145.561	9.63	2,562,982
Band 29	934,030.450	9.63	8,994,713
Band 30	397,266.553	9.62	3,821,704
Band 31	120,944.580	9.62	1,163,487
Band 34	5,452.354	9.61	52,397
Band 38	2,914,161.987	9.64	28,092,522
Band 41	429,195.205	9.62	4,128,858
Band 42	147,706.428	9.62	1,420,936
Band 43	1,860,585.565	9.62	17,898,833
Band 44	2,672.020	9.61	25,678
Band 45	247,211.690	9.61	2,375,704
Band 46	24,379,245.800	9.62	234,528,345
Band 47	2,239,685.759	9.61	21,523,380
Band 50	98,435.905	9.62	946,953
Band 51	52,822.574	9.62	508,153
Band 52	6,119.097	9.63	58,927
Band 53	6,854.684	9.63	66,011
Band 55	158,365.054	9.63	1,525,055
Band 56	9,605,014.855	9.64	92,592,343
Band 57	113,247.296	9.63	1,090,571
Band 58	29,083.808	9.62	279,786
Band 59	21,969.680	9.61	211,129
Band 60	2,385.162	9.63	22,969
Band 62	6,045.674	9.62	58,159
Band 64	24,710.172	9.62	237,712
	322,935,734.186		$ 3,108,622,928

Division/Contract	Units	Unit Value	Extended Value
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	20,856.836	$ 9.87	$ 205,857
Band 4	1,531,154.246	9.86	15,097,181
Band 5	54,725.385	9.86	539,592
Band 6	25,879,317.380	9.86	255,170,069
Band 7	6,824,537.187	9.86	67,289,937
Band 8	13,291,121.090	9.86	131,050,454
Band 9	3,745,705.590	9.86	36,932,657
Band 10	36,618,476.940	9.86	361,058,183
Band 11	6,380,868.547	9.85	62,851,555
Band 12	958,263.431	9.85	9,438,895
Band 13	9,835,816.956	9.85	96,882,797
Band 14	13,586,124.360	9.85	133,823,325
Band 15	13,459,100.460	9.85	132,572,140
Band 16	1,381,170.808	9.85	13,604,532
Band 17	13,018,645.770	9.85	128,233,661
Band 18	40,130.451	9.85	395,285
Band 19	889,779.820	9.84	8,755,433
Band 20	5,966,131.945	9.85	58,766,400
Band 21	1,965,109.137	9.85	19,356,325
Band 26	961,001.260	9.87	9,485,082
Band 27	596,470.583	9.86	5,881,200
Band 28	132,099.636	9.86	1,302,502
Band 29	651,120.157	9.86	6,420,045
Band 30	329,628.543	9.85	3,246,841
Band 31	150,309.307	9.85	1,480,547
Band 32	5,122.963	9.84	50,410
Band 34	13,532.687	9.84	133,162
Band 38	1,820,199.569	9.87	17,965,370
Band 41	242,682.544	9.85	2,390,423
Band 42	116,934.473	9.85	1,151,805
Band 43	1,519,505.755	9.85	14,967,132
Band 45	31,260.879	9.84	307,607
Band 46	14,101,197.380	9.84	138,755,782
Band 47	1,842,612.570	9.84	18,131,308
Band 51	73,893.509	9.85	727,851
Band 52	23,989.996	9.86	236,541
Band 53	18,382.058	9.85	181,063
Band 55	71,812.024	9.86	708,067
Band 56	7,871,000.946	9.87	77,686,779
Band 57	76,943.370	9.85	757,892
Band 58	2,153.313	9.85	21,210
Band 59	15,966.618	9.84	157,112
Band 60	53,406.297	9.86	526,586
Band 64	47,720.789	9.85	470,050
	186,215,983.565		$ 1,835,166,645

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts:	6,563.445	$ 50.06	$ 328,566
Contracts in accumulation period:			
Band 1	14,732.578	52.21	769,188
Band 2	261,315.064	50.06	13,081,432
Band 3	10,790.484	46.48	501,542
Band 4	219,556.159	47.55	10,439,895
Band 5	172,460.332	46.99	8,103,911
Band 6	8,156,297.601	46.07	375,760,630
Band 7	3,886,619.257	45.52	176,918,909
Band 8	4,481,696.157	44.63	200,018,099
Band 9	520,599.062	44.09	22,953,213
Band 10	9,553,986.926	43.63	416,840,450
Band 11	3,402,776.606	43.17	146,897,866
Band 12	1,034,928.253	42.71	44,201,786
Band 13	4,426,485.121	42.26	187,063,261
Band 14	5,180,368.175	41.37	214,311,831
Band 15	3,340,970.466	40.93	136,745,921
Band 16	402,211.652	40.07	16,116,621
Band 17	3,935,944.698	39.64	156,020,848
Band 18	114,116.970	39.22	4,475,668
Band 19	421,088.037	38.39	16,165,570
Band 20	2,013,479.193	41.81	84,183,565
Band 21	345,677.429	40.49	13,996,479
Band 25	57,161.168	51.14	2,923,222
Band 26	851,173.912	12.28	10,452,416
Band 27	322,872.312	12.10	3,906,755
Band 28	120,656.146	12.02	1,450,287
Band 29	616,265.875	11.99	7,389,028
Band 30	98,550.640	11.82	1,164,869
Band 31	61,717.810	11.73	723,950
Band 32	1,359.766	11.57	15,732
Band 34	224.972	11.38	2,560
Band 35	274,001.054	9.66	2,646,850
Band 36	53,435.187	9.62	514,046
Band 37	8,709.878	9.60	83,615
Band 38	3,320,290.724	10.96	36,390,386
Band 39	390,444.570	9.58	3,740,459
Band 40	129,951.940	9.56	1,242,341
Band 41	182,634.962	11.82	2,158,745
Band 42	36,054.667	11.71	422,200
Band 43	440,987.592	11.63	5,128,686
Band 44	47,193.942	11.43	539,427
Band 45	71,833.379	11.35	815,309
Band 46	12,156,423.260	11.31	137,489,147
Band 47	2,019,408.072	11.22	22,657,759
Band 49	378,752.947	9.48	3,590,578
Band 50	13,053.963	10.68	139,416

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)			
Band 51	43,919.799	$ 10.57	$ 464,232
Band 52	47,903.903	10.82	518,320
Band 53	4,626.990	10.72	49,601
Band 54	4,292.894	10.61	45,548
Band 55	30,765.883	10.78	331,656
Band 56	1,839,310.048	9.76	17,951,666
Band 57	127,731.531	9.65	1,232,609
Band 58	6,370.016	9.60	61,152
Band 59	47,548.771	9.54	453,615
Band 60	90,601.858	9.67	876,120
Band 62	4,138.860	9.56	39,568
Band 64	23,150.217	9.45	218,770
	75,826,183.173		$ 2,513,725,891
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	1,054,082.832	$ 16.31	$ 17,192,091
Band 7	1,158.480	16.25	18,825
Band 10	735,032.588	16.01	11,767,872
Band 11	12,954.147	15.96	206,748
Band 12	484,547.270	15.90	7,704,302
Band 13	4,564.531	11.45	52,264
Band 14	170,855.366	12.65	2,161,320
Band 15	727,309.754	12.61	9,171,376
Band 17	261,107.694	12.50	3,263,846
Band 20	1,419,849.556	15.78	22,405,226
Band 46	839,113.684	11.22	9,414,856
	5,710,575.902		$ 83,358,726
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	5,246.510	$29.69 to $30.97	$ 155,947
Contracts in accumulation period:			
Band 1	48,312.364	30.97	1,496,234
Band 2	620,674.924	29.69	18,427,838
Band 3	6,789.474	27.56	187,118
Band 4	157,776.931	28.20	4,449,309
Band 5	106,678.456	27.87	2,973,129
Band 6	3,153,961.265	27.32	86,166,222
Band 7	2,517,735.105	27.00	67,978,848
Band 8	1,703,061.009	26.47	45,080,025
Band 9	267,380.830	26.15	6,992,009
Band 10	2,949,818.061	25.87	76,311,793
Band 11	2,038,277.555	25.60	52,179,905
Band 12	601,837.628	25.33	15,244,547
Band 13	1,863,853.705	25.06	46,708,174
Band 14	3,248,846.673	24.53	79,694,209
Band 15	923,809.280	24.27	22,420,851
Band 16	123,909.560	23.76	2,944,091

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service			
Class (continued)			
Band 17	1,628,920.348	$ 23.51	$ 38,295,917
Band 18	54,764.794	23.26	1,273,829
Band 19	182,388.000	22.77	4,152,975
Band 20	1,191,045.244	24.80	29,537,922
Band 21	240,199.147	24.02	5,769,584
Band 24	42.500	32.99	1,402
Band 25	32,102.937	30.33	973,682
Band 26	303,467.504	10.97	3,329,039
Band 27	95,005.929	10.78	1,024,164
Band 28	58,829.313	10.69	628,885
Band 29	170,972.297	10.66	1,822,565
Band 30	62,823.645	10.47	657,764
Band 31	21,599.026	10.38	224,198
Band 33	367.348	10.09	3,707
Band 35	34,506.288	10.25	353,689
Band 36	15,718.029	10.15	159,538
Band 37	56,995.820	10.08	574,518
Band 38	539,838.793	10.12	5,463,169
Band 39	96,535.974	10.03	968,256
Band 40	63,325.207	9.96	630,719
Band 41	30,362.294	10.48	318,197
Band 42	57,879.897	10.36	599,636
Band 43	129,247.247	10.27	1,327,369
Band 44	9,756.398	10.06	98,149
Band 45	4,741.391	9.89	46,892
Band 46	1,974,299.784	9.35	18,459,703
Band 47	271,136.761	9.28	2,516,149
Band 50	2,118.177	8.99	19,042
Band 51	6,569.212	8.90	58,466
Band 52	2,824.851	9.11	25,734
Band 55	1,054.218	9.07	9,562
Band 56	476,075.119	8.26	3,932,380
Band 57	140.400	8.17	1,147
Band 60	413.990	8.18	3,386
	28,154,037.212		$ 652,671,583
ING T. Rowe Price Equity Income Portfolio - Service 2			
Class			
Contracts in accumulation period:			
Band 6	404,604.444	$ 12.99	$ 5,255,812
Band 8	574.006	12.85	7,376
Band 10	252,739.977	12.76	3,224,962
Band 11	29,238.555	12.71	371,622
Band 12	113,260.231	12.66	1,433,875
Band 14	47,817.317	10.30	492,518
Band 15	174,114.838	10.27	1,788,159
Band 17	87,875.563	10.18	894,573
Band 20	557,445.695	12.57	7,007,092
Band 46	211,886.222	9.28	1,966,304
	1,879,556.848		$ 22,442,293

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts:	933.162	$ 22.21	$ 20,726
Contracts in accumulation period:			
Band 1	4,208.371	22.99	96,750
Band 2	327,310.988	22.21	7,269,577
Band 3	7,238.561	20.91	151,358
Band 4	123,651.489	21.26	2,628,831
Band 5	68,506.649	21.05	1,442,065
Band 6	1,694,620.944	20.71	35,095,600
Band 7	1,427,682.739	20.50	29,267,496
Band 8	1,571,330.990	20.18	31,709,459
Band 9	308,065.201	19.97	6,152,062
Band 10	1,778,534.689	19.80	35,214,987
Band 11	828,442.875	19.63	16,262,334
Band 12	357,835.627	19.46	6,963,481
Band 13	1,191,388.501	19.29	22,981,884
Band 14	1,857,874.122	18.95	35,206,715
Band 15	516,157.424	18.79	9,698,598
Band 16	73,340.138	18.46	1,353,859
Band 17	1,074,690.286	18.30	19,666,832
Band 18	22,182.478	18.14	402,390
Band 19	78,638.864	17.82	1,401,345
Band 20	606,330.660	19.12	11,593,042
Band 21	169,445.838	18.62	3,155,082
Band 25	60,939.863	22.56	1,374,803
Band 26	119,982.586	11.06	1,327,007
Band 27	16,284.608	10.91	177,665
Band 28	22,195.194	10.83	240,374
Band 29	47,082.284	10.80	508,489
Band 30	5,861.631	10.65	62,426
Band 31	4,561.498	10.57	48,215
Band 32	188.827	10.43	1,969
Band 33	971.387	10.33	10,034
Band 34	69.666	10.25	714
Band 38	131,378.748	9.26	1,216,567
Band 41	48,558.888	10.65	517,152
Band 42	4,369.228	10.55	46,095
Band 43	18,289.342	10.48	191,672
Band 45	2,622.332	10.22	26,800
Band 46	979,337.403	10.04	9,832,548
Band 47	140,460.040	9.96	1,398,982
Band 50	8,293.588	9.04	74,974
Band 51	1,050.933	8.94	9,395
Band 52	1,286.511	9.15	11,772
Band 56	560,837.473	8.10	4,542,784
Band 59	2,904.439	7.93	23,032
Band 60	16,966.199	8.03	136,239
	16,282,903.264		$ 299,514,181

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	53,012.607	$ 15.22	$ 806,852
Band 7	616.175	15.16	9,341
Band 10	47,017.799	14.94	702,446
Band 12	31,488.698	14.83	466,977
Band 13	5,070.909	10.18	51,622
Band 14	9,452.101	10.60	100,192
Band 15	24,413.204	10.57	258,048
Band 17	13,435.078	10.47	140,665
Band 20	115,090.394	14.72	1,694,131
Band 46	46,309.845	9.97	461,709
	345,906.810		$ 4,691,983
ING Van Kampen Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	89.232	$ 16.29	$ 1,454
Band 2	8,949.241	16.04	143,546
Band 3	609.728	15.61	9,518
Band 4	43,936.856	15.73	691,127
Band 5	34,726.715	15.67	544,168
Band 6	2,798,686.518	15.55	43,519,575
Band 7	1,119,056.531	15.49	17,334,186
Band 8	1,168,865.717	15.37	17,965,466
Band 9	118,307.857	15.31	1,811,293
Band 10	3,370,799.643	15.25	51,404,695
Band 11	535,578.973	15.19	8,135,445
Band 12	203,385.015	15.13	3,077,215
Band 13	1,082,379.372	15.08	16,322,281
Band 14	1,910,899.464	14.96	28,587,056
Band 15	1,028,933.695	14.90	15,331,112
Band 16	117,157.272	14.78	1,731,584
Band 17	1,540,299.062	14.73	22,688,605
Band 18	9,887.864	14.67	145,055
Band 19	111,544.200	14.55	1,622,968
Band 20	581,099.087	15.02	8,728,108
Band 21	114,637.737	14.84	1,701,224
Band 25	6,720.232	16.17	108,666
Band 26	122,252.722	12.60	1,540,384
Band 27	38,388.622	12.42	476,787
Band 28	16,031.022	12.34	197,823
Band 29	105,265.556	12.31	1,295,819
Band 30	16,855.822	12.13	204,461
Band 31	8,252.665	12.04	99,362
Band 38	68,042.069	11.25	765,473
Band 41	22,165.571	12.14	269,090
Band 42	442.453	12.02	5,318
Band 43	53,870.619	11.93	642,676

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Franchise Portfolio - Service Class (continued)			
Band 45	2,826.864	$ 11.65	$ 32,933
Band 46	1,592,060.655	12.47	19,852,996
Band 47	127,892.613	12.37	1,582,032
Band 50	1,984.721	10.95	21,733
Band 51	40,403.365	10.84	437,972
Band 52	427.756	11.09	4,744
Band 53	792.948	10.99	8,714
Band 55	8,619.143	11.05	95,242
Band 56	366,477.331	9.16	3,356,932
Band 57	6,425.213	9.06	58,212
Band 59	9,574.985	8.96	85,792
Band 60	603.108	9.08	5,476
	18,516,205.834		$ 272,644,318
ING Van Kampen Global Franchise Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	694,599.707	$ 16.54	$ 11,488,679
Band 7	6,392.551	16.48	105,349
Band 8	448.048	16.36	7,330
Band 10	587,447.482	16.24	9,540,147
Band 11	12,745.933	16.18	206,229
Band 12	204,361.500	16.12	3,294,307
Band 13	8,899.502	12.62	112,312
Band 14	110,442.789	13.41	1,481,038
Band 15	674,371.246	13.37	9,016,344
Band 17	239,727.052	13.25	3,176,383
Band 20	1,016,862.396	16.00	16,269,798
Band 46	502,527.977	12.36	6,211,246
	4,058,826.183		$ 60,909,162
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	301.120	$ 9.81	$ 2,954
Band 5	32.231	12.14	391
Band 6	615,239.385	9.79	6,023,194
Band 7	189,724.445	9.79	1,857,402
Band 8	309,949.143	9.77	3,028,203
Band 10	1,397,934.363	9.76	13,643,839
Band 11	128,182.640	9.75	1,249,781
Band 12	7,856.588	9.75	76,602
Band 13	196,936.730	9.74	1,918,164
Band 14	285,272.875	9.73	2,775,705
Band 15	288,917.857	9.72	2,808,282
Band 16	2,230.295	9.71	21,656
Band 17	250,667.509	9.70	2,431,475
Band 18	217.877	9.69	2,111
Band 19	2,085.630	9.68	20,189

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class (continued)			
Band 20	49,201.494	$ 9.73	$ 478,731
Band 21	10,835.223	9.71	105,210
Band 26	2,246.736	12.17	27,343
Band 29	3,738.062	12.13	45,343
Band 30	1,949.327	12.10	23,587
Band 31	10,054.067	12.09	121,554
Band 43	3,277.566	12.07	39,560
Band 46	428,010.618	9.69	4,147,423
Band 47	18,376.741	9.67	177,703
Band 56	74,805.939	9.82	734,594
	4,278,044.461		$ 41,760,996
ING Van Kampen Growth and Income Portfolio - Service Class			
Currently payable annuity contracts:	1,130.945	$ 28.22	$ 31,915
Contracts in accumulation period:			
Band 1	2,504.208	29.16	73,023
Band 2	304,956.575	28.22	8,605,875
Band 3	8,484.068	26.64	226,016
Band 4	141,131.130	27.12	3,827,476
Band 5	83,097.701	26.87	2,232,835
Band 6	2,460,096.490	26.47	65,118,754
Band 7	1,374,452.567	26.21	36,024,402
Band 8	2,632,001.832	25.82	67,958,287
Band 9	244,106.105	25.57	6,241,793
Band 10	1,868,296.651	25.36	47,380,003
Band 11	2,935,212.781	25.16	73,849,954
Band 12	388,816.091	24.95	9,700,961
Band 13	1,432,519.247	24.74	35,440,526
Band 14	2,115,746.746	24.34	51,497,276
Band 15	572,850.617	24.14	13,828,614
Band 16	58,121.901	23.74	1,379,814
Band 17	771,480.220	23.55	18,168,359
Band 18	27,239.407	23.35	636,040
Band 19	72,769.852	22.97	1,671,524
Band 20	498,320.013	24.54	12,228,773
Band 21	119,973.205	23.94	2,872,159
Band 24	48.630	30.63	1,490
Band 25	21,011.145	28.69	602,810
Band 26	167,878.617	10.73	1,801,338
Band 27	111,061.603	10.57	1,173,921
Band 28	55,575.031	10.50	583,538
Band 29	113,355.450	10.47	1,186,832
Band 30	30,725.207	10.32	317,084
Band 31	25,385.117	10.25	260,197
Band 33	387.231	10.01	3,876
Band 38	55,381.970	9.53	527,790

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class (continued)			
Band 41	13,546.918	$ 10.33	$ 139,940
Band 42	7,471.875	10.23	76,437
Band 43	28,727.493	10.16	291,871
Band 45	1,834.460	9.91	18,179
Band 46	1,344,337.776	10.04	13,497,151
Band 47	180,265.730	9.97	1,797,249
Band 50	567.491	9.30	5,278
Band 51	6,208.818	9.20	57,121
Band 56	108,808.975	8.42	916,172
Band 60	2,529.672	8.35	21,123
	20,388,417.561		$ 482,273,776
ING Van Kampen Growth and Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	552,747.741	$ 14.09	$ 7,788,216
Band 7	16,677.261	14.04	234,149
Band 8	899.658	13.93	12,532
Band 10	419,820.553	13.83	5,806,118
Band 11	12,094.319	13.78	166,660
Band 12	274,326.366	13.73	3,766,501
Band 13	13,390.374	10.17	136,180
Band 14	76,797.571	10.94	840,165
Band 15	350,081.459	10.91	3,819,389
Band 17	243,019.900	10.82	2,629,475
Band 20	1,593,162.105	13.63	21,714,799
Band 46	445,489.193	9.97	4,441,527
	3,998,506.500		$ 51,355,711
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,084.898	$ 9.41	$ 10,209
Band 4	6,431.193	9.31	59,874
Band 5	2,676.721	9.29	24,867
Band 6	261,968.090	9.25	2,423,205
Band 7	49,947.293	9.23	461,014
Band 8	137,175.067	9.20	1,262,011
Band 9	17,155.792	9.18	157,490
Band 10	456,141.056	9.16	4,178,252
Band 11	37,042.487	9.14	338,568
Band 12	17,229.510	9.12	157,133
Band 13	165,364.732	9.10	1,504,819
Band 14	147,691.916	9.06	1,338,089
Band 15	139,383.492	9.04	1,260,027
Band 16	22,159.285	9.01	199,655
Band 17	141,822.400	8.99	1,274,983
Band 18	76.668	8.97	688
Band 19	1,395.765	8.93	12,464

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class (continued)			
Band 20	42,774.439	$ 9.08	$ 388,392
Band 21	13,636.622	9.02	123,002
Band 25	1,138.990	9.45	10,763
Band 26	12,290.828	9.43	115,903
Band 27	3,072.522	9.31	28,605
Band 28	676.949	9.25	6,262
Band 29	9,579.186	9.23	88,416
Band 30	3,697.455	9.12	33,721
Band 31	9,728.492	9.06	88,140
Band 38	5,124.747	8.94	45,815
Band 41	663.391	9.12	6,050
Band 42	2,009.152	9.05	18,183
Band 43	2,423.600	8.99	21,788
Band 46	70,003.823	8.95	626,534
Band 47	14,237.705	8.89	126,573
Band 56	10,865.127	12.84	139,508
	1,806,669.393		$ 16,531,003
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	2,019.212	$ 9.19	$ 18,557
Band 8	744.422	9.13	6,797
Band 10	4,719.240	9.10	42,945
Band 14	2,918.149	9.00	26,263
Band 15	4,315.084	8.98	38,749
Band 17	279.175	8.93	2,493
Band 20	27,084.243	9.02	244,300
Band 46	5,007.966	8.89	44,521
	47,087.491		$ 424,625
ING Diversified International Fund - Class R			
Contracts in accumulation period:			
Band 35	2,310.128	$ 8.50	$ 19,636
Band 36	3,697.994	8.44	31,211
Band 38	11,076.412	8.43	93,374
Band 39	3,751.319	8.37	31,399
Band 40	3,227.468	8.33	26,885
	24,063.321		$ 202,505
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	6,583.596	$ 15.24	$ 100,334
Band 36	2,949.882	15.00	44,248
Band 37	425.975	14.83	6,317
Band 38	109,588.280	16.27	1,783,001
Band 39	6,164.875	16.06	99,008
Band 40	1,125.312	15.91	17,904
	126,837.920		$ 2,050,812

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	6,472.606	$ 10.30	$ 66,668
Band 4	104,383.919	10.18	1,062,628
Band 5	18,262.587	10.15	185,365
Band 6	4,248,323.149	10.10	42,908,064
Band 7	1,123,724.357	10.08	11,327,142
Band 8	2,345,939.433	10.03	23,529,773
Band 9	259,385.057	10.01	2,596,444
Band 10	5,554,100.347	9.98	55,429,921
Band 11	832,913.448	9.96	8,295,818
Band 12	187,941.844	9.94	1,868,142
Band 13	1,928,884.247	9.91	19,115,243
Band 14	2,011,323.891	9.86	19,831,654
Band 15	2,034,794.222	9.84	20,022,375
Band 16	231,793.354	9.79	2,269,257
Band 17	2,187,158.837	9.77	21,368,542
Band 18	7,598.630	9.75	74,087
Band 19	56,177.761	9.70	544,924
Band 20	720,913.567	9.89	7,129,835
Band 21	132,835.089	9.82	1,304,441
Band 26	230,323.236	10.32	2,376,936
Band 27	44,118.547	10.17	448,686
Band 28	45,984.018	10.10	464,439
Band 29	120,965.367	10.08	1,219,331
Band 30	14,337.394	9.93	142,370
Band 31	12,737.629	9.86	125,593
Band 34	229.304	9.57	2,194
Band 35	69,799.284	14.72	1,027,445
Band 36	15,558.048	14.50	225,592
Band 37	4,931.858	14.33	70,674
Band 38	667,437.964	14.44	9,637,804
Band 39	206,769.709	14.25	2,946,468
Band 40	39,511.400	14.12	557,901
Band 41	17,483.572	9.94	173,787
Band 42	27,027.684	9.84	265,952
Band 43	97,848.421	9.77	955,979
Band 44	726.975	9.61	6,986
Band 45	13,062.654	9.54	124,618
Band 46	2,278,858.999	9.72	22,150,509
Band 47	327,597.629	9.65	3,161,317
Band 50	14,750.981	8.78	129,514
Band 52	14.478	8.89	129
Band 53	816.348	8.81	7,192
Band 54	1,316.436	8.72	11,479
Band 55	10,498.699	8.86	93,018
Band 56	342,130.408	8.34	2,853,368
Band 57	8,545.815	8.25	70,503
Band 58	1,075.335	8.21	8,829
Band 59	3,490.363	8.16	28,481

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Band 60	3,622.315	$ 8.26	$ 29,920
	28,614,497.215		$ 288,247,337
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,445.180	$ 8.28	$ 69,926
Band 4	70,614.313	8.20	579,037
Band 5	18,636.878	8.19	152,636
Band 6	2,897,467.812	8.16	23,643,337
Band 7	562,710.054	8.14	4,580,460
Band 8	1,318,915.197	8.11	10,696,402
Band 9	113,610.570	8.10	920,246
Band 10	4,787,220.668	8.08	38,680,743
Band 11	604,419.095	8.07	4,877,662
Band 12	127,895.779	8.05	1,029,561
Band 13	1,385,993.638	8.04	11,143,389
Band 14	1,341,864.743	8.01	10,748,337
Band 15	1,440,440.327	7.99	11,509,118
Band 16	165,308.014	7.96	1,315,852
Band 17	1,462,453.796	7.95	11,626,508
Band 18	9,287.462	7.93	73,650
Band 19	25,827.801	7.90	204,040
Band 20	485,587.524	8.02	3,894,412
Band 21	95,296.211	7.98	760,464
Band 26	110,538.599	8.30	917,470
Band 27	47,161.472	8.20	386,724
Band 28	9,116.538	8.16	74,391
Band 29	234,663.437	8.14	1,910,160
Band 30	23,193.224	8.05	186,705
Band 31	864.914	8.01	6,928
Band 38	105,700.961	9.08	959,765
Band 41	6,841.108	8.05	55,071
Band 42	42,674.797	7.99	340,972
Band 43	59,451.947	7.95	472,643
Band 44	1,756.006	7.84	13,767
Band 45	2,027.369	7.80	15,813
Band 46	1,277,288.814	7.92	10,116,127
Band 47	357,068.100	7.87	2,810,126
Band 50	9,401.992	8.87	83,396
Band 51	744.100	8.77	6,526
Band 52	1,804.952	8.98	16,208
Band 53	1,730.757	8.90	15,404
Band 54	1,510.230	8.81	13,305
Band 55	8,776.313	8.95	78,548
Band 56	148,750.355	8.75	1,301,566
Band 57	5,114.092	8.65	44,237
Band 59	996.799	8.56	8,533
Band 60	781.706	8.67	6,777
	19,379,953.644		$ 156,346,942

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	24,160.087	$ 9.04	$ 218,407
Band 4	157,888.885	8.94	1,411,527
Band 5	43,127.813	8.92	384,700
Band 6	3,902,576.713	8.89	34,693,907
Band 7	673,194.259	8.87	5,971,233
Band 8	2,116,674.284	8.83	18,690,234
Band 9	434,528.185	8.81	3,828,193
Band 10	7,644,431.049	8.80	67,270,993
Band 11	864,230.047	8.78	7,587,940
Band 12	150,346.627	8.76	1,317,036
Band 13	1,850,971.421	8.74	16,177,490
Band 14	2,428,355.890	8.70	21,126,696
Band 15	2,512,125.476	8.69	21,830,370
Band 16	300,132.050	8.65	2,596,142
Band 17	1,841,995.419	8.63	15,896,420
Band 18	8,079.228	8.61	69,562
Band 19	36,681.083	8.58	314,724
Band 20	531,824.735	8.72	4,637,512
Band 21	167,610.155	8.67	1,453,180
Band 25	19,136.592	9.07	173,569
Band 26	179,608.725	9.05	1,625,459
Band 27	142,321.701	8.94	1,272,356
Band 28	41,388.507	8.89	367,944
Band 29	49,033.379	8.87	434,926
Band 30	11,996.982	8.76	105,094
Band 31	10,586.645	8.70	92,104
Band 32	752.997	8.60	6,476
Band 34	391.203	8.47	3,313
Band 35	18,048.209	10.57	190,770
Band 36	6,060.940	10.40	63,034
Band 38	240,886.605	11.93	2,873,777
Band 39	22,766.409	11.77	267,961
Band 40	3,955.515	11.66	46,121
Band 41	126,712.128	8.76	1,109,998
Band 42	11,800.201	8.69	102,544
Band 43	135,598.205	8.63	1,170,213
Band 44	1,189.675	8.51	10,124
Band 45	10,151.482	8.45	85,780
Band 46	2,826,694.362	8.60	24,309,572
Band 47	276,908.235	8.54	2,364,796
Band 50	17,333.247	8.90	154,266
Band 51	7,449.526	8.81	65,630
Band 52	1,801.034	9.01	16,227
Band 54	6,502.075	8.84	57,478
Band 55	11,445.592	8.98	102,781
Band 56	511,757.077	8.26	4,227,113
Band 57	15,470.016	8.17	126,390
Band 59	13,794.812	8.08	111,462

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class (continued)			
Band 60	751.934	$ 8.18	$ 6,151
	30,411,227.416		$ 267,019,695
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	711.232	$ 8.62	$ 6,131
Band 4	54,776.130	13.37	732,357
Band 5	170.763	14.28	2,438
Band 6	802,705.446	8.56	6,871,159
Band 7	161,751.709	14.11	2,282,317
Band 8	334,740.562	8.54	2,858,684
Band 9	86,333.644	13.95	1,204,354
Band 10	1,477,122.943	11.31	16,706,260
Band 11	270,471.691	8.52	2,304,419
Band 12	46,439.239	8.51	395,198
Band 13	182,345.056	13.73	2,503,598
Band 14	507,216.279	8.49	4,306,266
Band 15	388,926.889	13.57	5,277,738
Band 16	13,747.957	8.46	116,308
Band 17	510,957.966	8.46	4,322,704
Band 18	224.851	8.45	1,900
Band 19	8,463.519	10.93	92,506
Band 20	111,571.828	11.18	1,247,373
Band 21	44,138.753	11.09	489,499
Band 26	73,105.527	14.67	1,072,458
Band 27	57,973.040	14.33	830,754
Band 28	11,303.229	14.17	160,167
Band 29	58,828.172	14.11	830,066
Band 30	44,750.165	13.78	616,657
Band 31	22,817.350	13.62	310,772
Band 32	862.535	13.32	11,489
Band 34	1,972.701	12.96	25,566
Band 35	56,416.623	14.90	840,608
Band 36	23,661.918	14.67	347,120
Band 37	5,798.054	14.50	84,072
Band 38	237,314.399	14.14	3,355,626
Band 39	82,431.492	13.96	1,150,744
Band 40	18,999.518	13.82	262,573
Band 41	19,367.428	12.95	250,808
Band 42	19,359.526	12.79	247,608
Band 43	74,803.393	12.67	947,759
Band 44	371.082	10.91	4,049
Band 46	336,575.056	8.44	2,840,693
Band 47	18,745.309	8.42	157,836
Band 56	200,210.191	8.60	1,721,808
Band 57	9,902.890	8.52	84,373
Band 59	4,034.890	8.44	34,054
Band 60	1,418.659	8.53	12,101
	6,383,839.604		$ 67,920,970

222

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,912.938	$ 10.72	$ 52,667
Band 4	14,432.501	10.55	152,263
Band 5	5,808.829	10.52	61,109
Band 6	917,443.913	10.45	9,587,289
Band 7	796,511.598	10.41	8,291,686
Band 8	407,951.508	10.35	4,222,298
Band 9	52,305.097	10.31	539,266
Band 10	1,187,831.683	10.28	12,210,910
Band 11	333,042.561	10.25	3,413,686
Band 12	59,475.642	10.22	607,841
Band 13	512,067.652	10.18	5,212,849
Band 14	1,394,251.234	10.12	14,109,822
Band 15	397,735.784	10.08	4,009,177
Band 16	67,363.854	10.02	674,986
Band 17	997,485.944	9.99	9,964,885
Band 18	2,831.083	9.95	28,169
Band 19	57,651.746	9.89	570,176
Band 20	814,326.639	10.15	8,265,415
Band 21	63,635.319	10.05	639,535
Band 26	35,599.339	10.75	382,693
Band 27	15,528.454	10.55	163,825
Band 28	2,129.174	10.45	22,250
Band 29	10,428.374	10.41	108,559
Band 30	18,986.271	10.21	193,850
Band 31	16,175.233	10.12	163,693
Band 34	3,949.464	9.71	38,349
Band 35	5,409.428	10.04	54,311
Band 36	1,294.755	9.95	12,883
Band 37	4,446.878	10.65	47,359
Band 38	32,358.317	9.92	320,995
Band 39	8,605.557	9.83	84,593
Band 40	38,808.556	9.76	378,772
Band 41	13,740.584	10.22	140,429
Band 42	4,448.143	10.09	44,882
Band 43	13,476.824	9.99	134,633
Band 44	451.842	8.96	4,049
Band 46	467,004.848	8.82	4,118,983
Band 47	38,885.263	8.76	340,635
Band 52	1,800.031	8.26	14,868
Band 56	1,234.423	8.23	10,159
Band 57	1,893.170	8.14	15,410
	8,823,720.453		$ 89,410,209

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	17,773.492	$ 11.97	$ 212,749
Band 7	5,129.715	11.86	60,838
Band 9	35,270.821	11.77	415,138
Band 10	11,955.823	11.74	140,361
Band 13	4,173.835	11.66	48,667
Band 15	17,878.064	11.58	207,028
Band 20	2,809.815	11.63	32,678
Band 21	6,491.676	11.55	74,979
Band 26	111,642.705	12.14	1,355,342
Band 27	53,881.400	11.97	644,960
Band 28	20,243.015	11.88	240,487
Band 29	33,373.786	11.86	395,813
Band 30	17,301.287	11.69	202,252
Band 31	22,898.655	11.60	265,624
Band 35	107,024.562	12.26	1,312,121
Band 36	6,985.514	12.14	84,804
Band 37	1,259.802	12.06	15,193
Band 38	90,723.841	12.11	1,098,666
Band 39	19,418.812	12.00	233,026
Band 40	10,984.377	11.91	130,824
Band 41	2,396.074	11.69	28,010
Band 42	6,136.723	11.58	71,063
Band 43	12,663.577	11.50	145,631
	618,417.371		$ 7,416,254
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,666.592	$ 11.96	$ 43,852
Band 4	88,906.837	14.24	1,266,033
Band 5	16,521.760	13.52	223,374
Band 6	1,635,219.773	11.73	19,181,128
Band 7	212,510.894	13.36	2,839,146
Band 8	726,173.068	11.65	8,459,916
Band 9	140,375.541	13.21	1,854,361
Band 10	1,695,188.280	11.82	20,037,125
Band 11	216,076.675	11.57	2,500,007
Band 12	57,060.853	11.54	658,482
Band 13	400,384.179	13.00	5,204,994
Band 14	604,812.015	11.46	6,931,146
Band 15	797,167.251	12.85	10,243,599
Band 16	55,362.252	11.37	629,469
Band 17	670,415.771	11.35	7,609,219
Band 18	17,396.260	11.32	196,926
Band 19	32,074.996	11.41	365,976
Band 20	222,438.055	11.68	2,598,076
Band 21	84,777.704	11.58	981,726
Band 26	170,424.225	13.89	2,367,192

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class (continued)			
Band 27	24,951.133	$ 13.57	$ 338,587
Band 28	15,715.348	13.41	210,743
Band 29	133,706.915	13.36	1,786,324
Band 30	14,528.015	13.05	189,591
Band 31	5,828.902	12.90	75,193
Band 34	440.228	12.27	5,402
Band 35	160,556.497	14.11	2,265,452
Band 36	36,970.417	13.89	513,519
Band 37	26,385.122	13.73	362,268
Band 38	612,787.533	15.14	9,277,603
Band 39	170,445.940	14.94	2,546,462
Band 40	90,622.394	14.80	1,341,211
Band 41	17,045.983	13.80	235,235
Band 42	4,027.855	13.62	54,859
Band 43	35,201.697	13.49	474,871
Band 44	788.675	11.67	9,204
Band 45	6,555.157	11.47	75,188
Band 46	686,776.296	11.29	7,753,704
Band 47	103,452.792	11.21	1,159,706
Band 50	4,608.011	9.68	44,606
Band 51	3,825.644	9.58	36,650
Band 52	587.339	9.80	5,756
Band 55	306.828	9.77	2,998
Band 56	167,943.859	8.52	1,430,882
Band 60	475.245	8.44	4,011
	10,171,486.806		$ 124,391,772
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	210,339.436	$ 11.80	$ 2,482,005
Band 36	33,042.670	11.69	386,269
Band 37	7,385.274	11.61	85,743
Band 38	379,502.202	11.66	4,424,996
Band 39	73,244.300	11.55	845,972
Band 40	28,067.059	11.47	321,929
	731,580.941		$ 8,546,914
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	153,920.668	$ 14.46	$ 2,225,693
Band 36	18,209.790	14.24	259,307
Band 37	4,159.309	14.07	58,521
Band 38	425,757.514	13.12	5,585,939
Band 39	63,013.019	12.95	816,019
Band 40	53,328.247	12.82	683,668
	718,388.547		$ 9,629,147

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	52,847.890	$ 10.78	$ 569,700
Band 36	3,104.929	10.68	33,161
Band 37	29,920.950	10.60	317,162
Band 38	1,144,939.787	10.65	12,193,609
Band 39	246,961.995	10.55	2,605,449
Band 40	118,496.673	10.48	1,241,845
	1,596,272.224		$ 16,960,926
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	91,148.536	$ 10.41	$ 948,856
Band 36	3,398.445	10.31	35,038
Band 37	822.245	10.24	8,420
Band 38	1,275,367.096	10.29	13,123,527
Band 39	155,852.366	10.19	1,588,136
Band 40	113,232.954	10.12	1,145,917
	1,639,821.642		$ 16,849,894
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	7,997.588	$ 10.47	$ 83,735
Band 36	23,352.436	10.37	242,165
Band 38	754,226.835	10.35	7,806,248
Band 39	112,750.913	10.25	1,155,697
Band 40	171,759.418	10.18	1,748,511
	1,070,087.190		$ 11,036,356
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	8,777.254	$ 10.43	$ 91,547
Band 38	57,858.314	10.31	596,519
Band 39	18,715.226	10.22	191,270
Band 40	49,727.369	10.14	504,236
	135,078.163		$ 1,383,572
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	19,233.060	$ 11.07	$ 212,910
Band 36	5,285.267	10.97	57,979
Band 38	432,936.354	10.94	4,736,324
Band 39	79,767.685	10.84	864,682
Band 40	97,304.558	10.76	1,046,997
	634,526.924		$ 6,918,892

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	53,994.869	$ 11.36	$ 613,382
Band 36	9,367.372	11.18	104,727
Band 37	3,440.113	11.04	37,979
Band 38	468,960.138	13.67	6,410,685
Band 39	118,036.487	13.50	1,593,493
Band 40	26,312.786	13.37	351,802
	680,111.765		$ 9,112,068
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,376.134	$ 8.22	$ 11,312
Band 4	23,558.798	8.16	192,240
Band 5	10,501.519	8.15	85,587
Band 6	1,909,257.157	8.13	15,522,261
Band 7	703,912.921	8.12	5,715,773
Band 8	1,055,200.733	8.10	8,547,126
Band 9	134,529.601	8.09	1,088,344
Band 10	2,291,739.379	8.08	18,517,254
Band 11	516,453.172	8.06	4,162,613
Band 12	80,479.675	8.05	647,861
Band 13	674,878.602	8.04	5,426,024
Band 14	1,015,681.202	8.02	8,145,763
Band 15	987,671.034	8.01	7,911,245
Band 16	100,528.738	7.99	803,225
Band 17	741,997.505	7.98	5,921,140
Band 18	1,124.189	7.97	8,960
Band 19	37,103.487	7.94	294,602
Band 20	274,869.296	8.03	2,207,200
Band 21	32,017.509	8.00	256,140
Band 26	31,553.498	8.23	259,685
Band 27	13,894.088	8.16	113,376
Band 28	9,175.017	8.13	74,593
Band 29	59,664.610	8.12	484,477
Band 30	16,687.970	8.05	134,338
Band 31	3,578.258	8.02	28,698
Band 35	91,392.719	11.03	1,008,062
Band 36	16,647.317	10.86	180,790
Band 37	13,333.527	10.73	143,069
Band 38	258,179.018	12.83	3,312,437
Band 39	47,044.335	12.67	596,052
Band 40	13,493.794	12.54	169,212
Band 41	9,625.963	8.06	77,585
Band 42	1,667.512	8.01	13,357
Band 43	28,047.249	7.98	223,817
Band 45	1,381.418	7.87	10,872
Band 46	556,709.636	7.96	4,431,409

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class (continued)			
Band 47	39,025.153	$ 7.92	$ 309,079
Band 50	960.396	8.04	7,722
Band 52	737.081	8.12	5,985
Band 56	68,297.975	8.47	578,484
Band 59	1,706.440	8.29	14,146
Band 60	1,141.623	8.39	9,578
	11,876,825.248		$ 97,651,493
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,215.493	$ 9.82	$ 100,316
Band 3	4,110.236	9.69	39,828
Band 4	101,896.950	9.73	991,457
Band 5	24,208.296	9.71	235,063
Band 6	2,884,424.571	9.67	27,892,386
Band 7	1,511,460.106	9.65	14,585,590
Band 8	2,166,833.602	9.62	20,844,939
Band 9	191,584.706	9.60	1,839,213
Band 10	4,275,235.602	9.58	40,956,757
Band 11	780,778.863	9.56	7,464,246
Band 12	140,509.558	9.55	1,341,866
Band 13	1,636,070.110	9.53	15,591,748
Band 14	3,151,373.210	9.49	29,906,532
Band 15	1,737,933.385	9.47	16,458,229
Band 16	205,052.340	9.44	1,935,694
Band 17	2,239,074.751	9.42	21,092,084
Band 18	6,725.116	9.40	63,216
Band 19	181,697.106	9.37	1,702,502
Band 20	994,252.257	9.51	9,455,339
Band 21	103,342.492	9.46	977,620
Band 26	146,123.327	9.83	1,436,392
Band 27	37,323.505	9.73	363,158
Band 28	24,870.641	9.67	240,499
Band 29	73,996.340	9.65	714,065
Band 30	20,599.975	9.54	196,524
Band 31	21,982.661	9.49	208,615
Band 33	290.284	9.32	2,705
Band 35	55,311.746	8.24	455,769
Band 36	1,050.129	8.21	8,622
Band 37	5,983.515	8.18	48,945
Band 38	293,112.189	10.46	3,065,953
Band 39	54,867.840	8.17	448,270
Band 40	60,190.234	8.15	490,550
Band 41	13,339.449	9.55	127,392
Band 42	22,136.695	9.48	209,856
Band 43	64,226.843	9.42	605,017

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Service Class (continued)			
Band 45	3,772.996	$ 9.25	$ 34,900
Band 46	1,550,533.150	9.39	14,559,506
Band 47	256,478.229	9.33	2,392,942
Band 50	895.612	10.18	9,117
Band 51	774.744	10.07	7,802
Band 55	8,592.655	10.27	88,247
Band 56	247,823.939	7.84	1,942,940
Band 57	10,578.903	7.76	82,092
Band 58	1,150.202	7.72	8,880
Band 59	894.003	7.67	6,857
Band 60	3,431.342	7.77	26,662
	25,327,109.898		$ 241,256,902
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	5,698.829	$ 12.46	$ 71,007
Band 7	110.757	8.88	984
Band 9	11,913.285	8.77	104,480
Band 10	415.885	11.01	4,579
Band 13	8,511.912	8.62	73,373
Band 15	9,568.932	8.51	81,432
Band 21	1,096.349	10.79	11,830
Band 26	21,519.237	9.27	199,483
Band 27	41,384.735	9.03	373,704
Band 28	17,214.571	8.92	153,554
Band 29	18,488.995	8.88	164,182
Band 30	7,285.454	8.65	63,019
Band 31	15,748.218	8.54	134,490
Band 41	710.109	12.07	8,571
Band 43	2,879.389	11.81	34,006
	162,546.657		$ 1,478,694
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	3,996.674	$ 10.20	$ 40,766
Band 6	40,540.690	10.15	411,488
Band 7	36,914.314	10.13	373,942
Band 8	34,638.832	10.09	349,506
Band 9	3,510.840	10.08	35,389
Band 10	90,886.291	10.06	914,316
Band 11	28,869.904	10.04	289,854
Band 12	4,261.338	10.02	42,699
Band 13	42,576.253	10.01	426,188
Band 14	58,759.369	9.97	585,831
Band 15	25,007.578	9.96	249,075
Band 16	4,863.214	9.92	48,243
Band 17	31,850.768	9.90	315,323
Band 18	1,014.617	9.89	10,035
Band 19	6,627.359	9.85	65,279
Band 20	21,231.324	9.99	212,101

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Service Class (continued)			
Band 21	252.477	$ 9.94	$ 2,510
Band 35	45,639.441	10.25	467,804
Band 36	4,595.539	10.08	46,323
Band 37	3,948.696	9.96	39,329
Band 38	132,960.683	13.11	1,743,115
Band 39	33,573.726	12.95	434,780
Band 40	2,547.332	12.82	32,657
Band 46	38,877.828	9.87	383,724
Band 47	11,285.648	9.82	110,825
Band 51	2,928.760	9.91	29,024
Band 55	5,656.317	10.10	57,129
	717,815.812		$ 7,717,255
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,301.982	$ 9.81	$ 22,582
Band 4	30,917.474	10.43	322,469
Band 5	327.962	9.67	3,171
Band 6	92,506.539	9.63	890,838
Band 7	20,893.086	10.31	215,408
Band 8	62,605.343	9.56	598,507
Band 9	5,905.015	10.22	60,349
Band 10	71,833.073	10.19	731,979
Band 11	10,929.705	9.49	103,723
Band 12	4,589.383	9.47	43,461
Band 13	33,027.887	10.10	333,582
Band 14	15,456.890	9.40	145,295
Band 15	38,475.569	10.01	385,140
Band 16	1,240.347	9.33	11,572
Band 17	55,622.485	9.31	517,845
Band 20	7,415.995	10.07	74,679
Band 21	19,672.835	9.98	196,335
Band 26	6,192.902	10.61	65,707
Band 27	615.833	10.42	6,417
Band 28	2,194.033	10.33	22,664
Band 29	4,902.661	10.30	50,497
Band 30	352.465	10.13	3,570
Band 31	633.504	10.04	6,360
Band 35	17,623.246	9.88	174,118
Band 37	18,397.676	9.60	176,618
Band 38	48,369.556	12.05	582,853
Band 39	8,414.481	11.89	100,048
Band 40	6,162.502	11.78	72,594
Band 41	9,493.873	10.13	96,173
Band 42	995.189	10.02	9,972
Band 43	7,819.000	9.93	77,643
Band 46	28,517.100	9.27	264,354
Band 47	14,871.010	9.20	136,813
	649,276.601		$ 6,503,336

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,190.998	$ 9.43	$ 20,661
Band 4	129,999.415	11.49	1,493,693
Band 5	20,196.095	10.97	221,551
Band 6	2,202,640.090	10.89	23,986,751
Band 7	304,404.096	10.85	3,302,784
Band 8	896,353.179	10.76	9,644,760
Band 9	191,338.027	10.72	2,051,144
Band 10	2,361,639.539	10.68	25,222,310
Band 11	249,815.131	10.64	2,658,033
Band 12	378,272.202	10.60	4,009,685
Band 13	443,852.990	10.55	4,682,649
Band 14	830,175.234	9.75	8,094,209
Band 15	1,474,475.039	10.43	15,378,775
Band 16	61,208.126	8.79	538,019
Band 17	1,007,576.576	9.64	9,713,038
Band 18	2,629.563	8.93	23,482
Band 19	16,496.564	9.40	155,068
Band 20	2,199,381.245	10.51	23,115,497
Band 21	97,602.035	9.54	931,123
Band 26	190,918.075	11.27	2,151,647
Band 27	97,170.629	11.01	1,069,849
Band 28	24,045.601	10.89	261,857
Band 29	100,990.576	10.84	1,094,738
Band 30	47,130.141	10.59	499,108
Band 31	22,655.343	10.47	237,201
Band 32	1,288.931	10.24	13,199
Band 34	5,525.578	9.96	55,035
Band 35	54,754.636	11.45	626,941
Band 36	20,559.112	11.27	231,701
Band 37	16,919.306	11.14	188,481
Band 38	265,009.808	12.18	3,227,819
Band 39	68,611.669	12.02	824,712
Band 40	10,224.722	11.90	121,674
Band 41	50,920.751	11.14	567,257
Band 42	11,204.346	10.99	123,136
Band 43	92,293.489	10.89	1,005,076
Band 44	2,165.504	9.47	20,507
Band 45	6,839.900	9.31	63,679
Band 46	1,698,305.272	8.72	14,809,222
Band 47	69,884.359	8.84	617,778
Band 50	1,073.890	8.49	9,117
Band 55	1,839.536	8.57	15,765
Band 56	136,837.323	8.33	1,139,855
Band 57	9,071.167	8.24	74,746
	15,876,485.808		$ 164,293,332

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	169,378.960	$ 11.63	$ 1,969,877
Band 36	7,451.097	11.52	85,837
Band 37	5,415.621	11.44	61,955
Band 38	11,060.899	11.49	127,090
Band 39	8,846.519	11.39	100,762
	202,153.096		$ 2,345,521
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,883.962	$ 11.36	$ 89,562
Band 4	113,621.695	11.23	1,275,972
Band 5	30,430.599	11.20	340,823
Band 6	2,591,371.209	11.15	28,893,789
Band 7	864,370.585	11.12	9,611,801
Band 8	916,528.877	11.07	10,145,975
Band 9	226,148.031	11.04	2,496,674
Band 10	3,059,374.827	11.01	33,683,717
Band 11	686,959.807	10.99	7,549,688
Band 12	222,360.191	10.96	2,437,068
Band 13	979,825.506	10.94	10,719,291
Band 14	1,395,112.761	10.88	15,178,827
Band 15	1,088,308.225	10.86	11,819,027
Band 16	153,099.743	10.80	1,653,477
Band 17	988,592.611	10.78	10,657,028
Band 18	9,725.390	10.75	104,548
Band 19	66,180.791	10.70	708,134
Band 20	545,404.969	10.91	5,950,368
Band 21	92,793.378	10.83	1,004,952
Band 25	9,772.607	9.60	93,817
Band 26	222,056.885	11.39	2,529,228
Band 27	89,492.745	11.22	1,004,109
Band 28	30,725.819	11.14	342,286
Band 29	102,769.850	11.12	1,142,801
Band 30	35,620.910	10.96	390,405
Band 31	12,316.372	10.88	134,002
Band 32	6,060.712	10.73	65,031
Band 35	211,728.474	11.76	2,489,927
Band 36	46,753.046	11.57	540,933
Band 37	35,837.140	11.43	409,619
Band 38	675,825.565	13.99	9,454,800
Band 39	88,651.545	13.81	1,224,278
Band 40	90,006.009	13.67	1,230,382
Band 41	6,396.969	10.96	70,111
Band 42	590.122	10.86	6,409
Band 43	52,944.202	10.78	570,738
Band 45	2,887.567	10.52	30,377
Band 46	901,366.681	10.73	9,671,664

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class (continued)				
Band 47	139,616.484	$	10.65	$ 1,486,916
Band 49	97,968.511		9.12	893,473
Band 50	279.394		8.73	2,439
Band 51	825.513		8.66	7,149
Band 53	1,813.879		8.76	15,890
Band 56	135,518.974		9.28	1,257,616
Band 57	16,958.779		9.17	155,512
Band 58	1,642.934		9.13	15,000
	17,054,520.845			$ 189,555,633
ING Strategic Allocation Conservative Portfolio - Class S				
Contracts in accumulation period:				
Band 35	14,294.846	$	13.35	$ 190,836
Band 36	16,592.636		13.22	219,355
Band 38	59,209.312		13.19	780,971
Band 39	12,318.966		13.07	161,009
Band 40	83.617		12.97	1,085
	102,499.377			$ 1,353,256
ING Strategic Allocation Growth Portfolio - Class S				
Contracts in accumulation period:				
Band 35	5,209.589	$	14.25	$ 74,237
Band 37	600.556		14.02	8,420
Band 38	14,006.793		14.08	197,216
Band 39	8,665.561		13.95	120,885
Band 40	13,598.470		13.85	188,339
	42,080.969			$ 589,097
ING Strategic Allocation Moderate Portfolio - Class S				
Contracts in accumulation period:				
Band 35	9,881.056	$	13.81	$ 136,457
Band 36	3,954.885		13.68	54,103
Band 37	2,897.270		13.59	39,374
Band 38	14,950.854		13.65	204,079
Band 39	8,763.446		13.52	118,482
Band 40	7,766.699		13.43	104,307
	48,214.210			$ 656,802
ING Growth and Income Portfolio - Class I				
Contracts in accumulation period:				
Band 22	590.716	$	7.89	$ 4,661
Band 23	13,240.305		7.87	104,201
	13,831.021			$ 108,862

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 2	28,430.989	$ 7.89	$ 224,321
Band 3	4,188.323	8.79	36,815
Band 4	179,700.278	7.85	1,410,647
Band 5	400,179.473	7.84	3,137,407
Band 6	5,796,850.212	7.82	45,331,369
Band 7	6,354,228.136	7.82	49,690,064
Band 8	2,466,114.206	7.80	19,235,691
Band 9	1,146,209.540	7.79	8,928,972
Band 10	5,516,323.659	7.78	42,916,998
Band 11	3,437,047.920	7.77	26,705,862
Band 12	2,512,614.183	7.77	19,523,012
Band 13	5,220,432.428	7.76	40,510,556
Band 14	7,919,871.291	7.74	61,299,804
Band 15	1,432,459.014	7.73	11,072,908
Band 16	301,735.484	7.71	2,326,381
Band 17	3,888,232.014	7.71	29,978,269
Band 18	176,851.966	7.70	1,361,760
Band 19	443,527.444	7.68	3,406,291
Band 20	3,239,497.454	7.75	25,106,105
Band 21	781,648.148	7.72	6,034,324
Band 24	243.158	7.98	1,940
Band 25	96,047.848	8.84	849,063
Band 26	1,371,536.859	7.90	10,835,141
Band 27	536,639.466	7.85	4,212,620
Band 28	234,733.829	7.82	1,835,619
Band 29	980,062.927	7.82	7,664,092
Band 30	505,909.756	7.76	3,925,860
Band 31	365,488.711	7.74	2,828,883
Band 34	1,822.304	7.63	13,904
Band 35	255,789.713	13.34	3,412,235
Band 36	17,392.188	13.16	228,881
Band 37	12,341.285	13.03	160,807
Band 38	319,762.855	12.51	4,000,233
Band 39	36,826.090	12.35	454,802
Band 40	24,450.923	12.23	299,035
Band 41	48,326.476	7.77	375,497
Band 42	11,849.832	7.73	91,599
Band 43	78,125.332	7.71	602,346
Band 44	583.952	7.65	4,467
Band 45	6,183.694	7.62	47,120
Band 46	1,590,312.139	7.69	12,229,500
Band 47	185,965.936	7.66	1,424,499
Band 50	449.831	8.33	3,747
Band 51	1,608.162	8.29	13,332
Band 52	307.774	8.38	2,579
Band 54	3,531.157	8.30	29,309
Band 56	20,311.861	8.42	171,026
	57,952,746.220		$ 453,955,692

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 6	5,306.511	$ 10.46	$ 55,506
Band 9	12,668.435	10.34	130,992
Band 10	166,345.660	10.31	1,715,024
Band 13	286.448	10.22	2,927
Band 15	47,441.750	10.14	481,059
Band 20	14,686.396	10.19	149,654
Band 21	62,315.591	10.11	630,011
Band 26	218,409.806	10.72	2,341,353
Band 27	84,882.998	10.54	894,667
Band 28	21,863.074	10.45	228,469
Band 29	416,300.519	10.42	4,337,851
Band 30	259,125.298	10.24	2,653,443
Band 31	60,681.167	10.16	616,521
Band 38	5,465.720	10.69	58,429
Band 39	2,205.401	10.57	23,311
	1,377,984.774		$ 14,319,217
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 6	2,083.244	$ 10.23	$ 21,312
Band 9	37,440.400	10.12	378,897
Band 10	38,371.274	10.10	387,550
Band 12	1,472.044	10.04	14,779
Band 13	10,612.229	10.02	106,335
Band 15	44,475.237	9.94	442,084
Band 19	2,766.372	9.78	27,055
Band 20	2,768.175	9.99	27,654
Band 21	55,420.419	9.91	549,216
Band 26	292,974.490	10.48	3,070,373
Band 27	87,940.688	10.31	906,668
Band 28	90,047.557	10.23	921,187
Band 29	491,693.637	10.20	5,015,275
Band 30	128,179.244	10.04	1,286,920
Band 31	90,605.292	9.96	902,429
Band 38	30,966.714	10.46	323,912
Band 39	3,077.961	10.35	31,857
Band 45	707.837	9.61	6,802
	1,411,602.814		$ 14,420,305

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	290.312	$ 10.16	$ 2,950
Band 9	63,562.802	10.06	639,442
Band 10	27,680.510	10.03	277,636
Band 13	5,506.583	9.96	54,846
Band 15	26,445.320	9.88	261,280
Band 20	7,267.375	9.93	72,165
Band 21	32,044.062	9.86	315,954
Band 26	163,025.916	10.40	1,695,470
Band 27	36,000.336	10.24	368,643
Band 28	6,050.572	10.16	61,474
Band 29	492,889.449	10.13	4,992,970
Band 30	91,285.729	9.98	911,032
Band 31	79,274.006	9.90	784,813
Band 33	701.526	9.66	6,777
Band 44	688.148	9.65	6,641
	1,032,712.646		$ 10,452,093
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	206.677	$ 10.22	$ 2,112
Band 9	2,591.889	10.12	26,230
Band 10	58,166.783	10.09	586,903
Band 13	304.236	10.02	3,048
Band 15	3,198.558	9.94	31,794
Band 21	15,142.954	9.92	150,218
Band 26	133,076.724	10.44	1,389,321
Band 27	38,737.354	10.29	398,607
Band 28	20,650.090	10.21	210,837
Band 29	197,363.239	10.19	2,011,131
Band 30	36,814.930	10.04	369,622
Band 31	31,345.506	9.96	312,201
Band 35	287.178	10.54	3,027
Band 38	5,043.904	10.42	52,557
	542,930.022		$ 5,547,608

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Band 9	4,089.482	$	10.08	$	41,222
Band 10	14,386.672		10.06		144,730
Band 13	1,495.143		9.99		14,936
Band 15	578.769		9.92		5,741
Band 20	4,080.531		9.96		40,642
Band 21	988.404		9.89		9,775
Band 26	127,288.048		10.38		1,321,250
Band 27	103,224.130		10.24		1,057,015
Band 28	73,937.781		10.17		751,947
Band 29	121,814.095		10.15		1,236,413
Band 30	10,802.235		10.01		108,130
Band 31	28,289.257		9.94		281,195
Band 39	12,859.894		10.27		132,071
	503,834.441			$	5,145,067
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Band 9	14,069.107	$	9.92	$	139,566
Band 10	44,828.791		9.90		443,805
Band 13	13,228.180		9.84		130,165
Band 15	397.769		9.77		3,886
Band 20	3,175.170		9.81		31,148
Band 21	301.477		9.75		2,939
Band 26	63,159.101		10.21		644,854
Band 27	2,826.987		10.07		28,468
Band 28	59.432		10.01		595
Band 29	95,548.018		9.98		953,569
Band 30	12,138.530		9.85		119,565
Band 31	146,881.996		9.79		1,437,975
Band 35	14,892.423		10.30		153,392
	411,506.981			$	4,089,927
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Band 9	13,141.882	$	10.10	$	132,733
Band 10	31,098.431		10.08		313,472
Band 13	2,941.876		10.02		29,478
Band 15	50,628.763		9.96		504,262
Band 21	62,551.065		9.94		621,758
Band 26	92,364.677		10.38		958,745
Band 27	72,743.804		10.25		745,624
Band 28	12,071.914		10.18		122,892
Band 29	66,918.473		10.16		679,892
Band 30	147,968.311		10.04		1,485,602
Band 31	11,191.315		9.97		111,577
Band 39	1.328		10.27		14
Band 44	1,300.571		9.77		12,707
	564,922.410			$	5,718,756

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Band 9	7,553.713	$	10.08	$	76,141
Band 10	16,597.042		10.06		166,966
Band 13	434.037		10.00		4,340
Band 15	3,145.354		9.94		31,265
Band 21	6,015.915		9.92		59,678
Band 26	10,004.643		10.33		103,348
Band 27	40,352.564		10.21		412,000
Band 29	100,574.861		10.13		1,018,823
Band 30	30,503.366		10.02		305,644
Band 31	3,840.495		9.96		38,251
Band 34	1,611.445		9.71		15,647
	220,633.435			$	2,232,103
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Band 9	5,366.558	$	9.94	$	53,344
Band 10	2,623.053		9.93		26,047
Band 15	6,901.660		9.82		67,774
Band 26	644,619.132		10.17		6,555,777
Band 27	475,017.774		10.07		4,783,429
Band 28	306,027.145		10.01		3,063,332
Band 29	88,477.380		9.99		883,889
Band 30	20,646.072		9.89		204,190
Band 31	17,356.940		9.83		170,619
	1,567,035.714			$	15,808,401
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Band 9	223,450.858	$	10.00	$	2,234,509
Band 10	8,202.043		9.99		81,938
Band 13	87,893.757		9.94		873,664
Band 14	11,136.351		9.91		110,361
Band 15	64,940.240		9.89		642,259
Band 19	1,477.135		9.80		14,476
Band 21	2,936.741		9.88		29,015
Band 26	1,646,495.252		10.20		16,794,252
Band 27	1,125,056.075		10.11		11,374,317
Band 28	570,262.503		10.06		5,736,841
Band 29	367,222.659		10.05		3,690,588
Band 30	343,841.980		9.95		3,421,228
Band 31	36,839.413		9.91		365,079
Band 34	238.563		9.72		2,319
	4,489,993.570			$	45,370,846

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	9,479.170	$ 9.85	$ 93,370
Band 4	67,035.377	9.81	657,617
Band 5	21,222.226	9.80	207,978
Band 6	2,801,526.799	9.78	27,398,932
Band 7	1,682,917.317	9.78	16,458,931
Band 8	2,021,361.469	9.76	19,728,488
Band 9	117,721.194	9.75	1,147,782
Band 10	3,822,702.105	9.74	37,233,119
Band 11	817,124.781	9.73	7,950,624
Band 12	220,402.397	9.73	2,144,515
Band 13	1,517,673.642	9.72	14,751,788
Band 14	2,338,893.010	9.70	22,687,262
Band 15	1,620,778.871	9.69	15,705,347
Band 16	209,930.867	9.68	2,032,131
Band 17	2,115,655.993	9.67	20,458,393
Band 18	15,180.634	9.66	146,645
Band 19	74,814.021	9.64	721,207
Band 20	913,439.882	9.71	8,869,501
Band 21	128,597.783	9.68	1,244,827
Band 25	1,082.939	9.87	10,689
Band 26	38,668.439	9.86	381,271
Band 27	10,449.864	9.81	102,513
Band 28	3,608.130	9.78	35,288
Band 29	168,045.153	9.78	1,643,482
Band 30	8,547.691	9.73	83,169
Band 31	4,612.321	9.70	44,740
Band 33	566.074	9.62	5,446
Band 35	15,671.047	14.51	227,387
Band 36	4,788.443	14.37	68,810
Band 37	11,429.990	14.27	163,106
Band 38	198,179.769	14.34	2,841,898
Band 39	26,006.105	14.20	369,287
Band 40	27,723.322	14.10	390,899
Band 41	24,129.598	9.73	234,781
Band 42	17,150.683	9.69	166,190
Band 43	27,664.483	9.67	267,516
Band 45	11,796.237	9.58	113,008
Band 46	1,329,604.751	9.65	12,830,686
Band 47	183,442.550	9.63	1,766,552
Band 50	298.233	9.72	2,899
Band 51	485.428	9.67	4,694
Band 52	2,454.174	9.78	24,002
Band 55	11,080.566	9.76	108,146
Band 56	155,101.496	9.83	1,524,648
Band 57	22,105.675	9.74	215,309
Band 59	992.718	9.64	9,570
Band 60	987.235	9.75	9,626
	22,823,130.652		$ 223,284,069

Division/Contract	Units	Unit Value	Extended Value
ING Dow Jones Euro STOXX 50 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	1,283.685	$ 9.81	$ 12,593
Band 6	7,459.261	9.81	73,175
Band 7	4,082.661	9.81	40,051
Band 8	1,961.263	9.81	19,240
Band 9	1,521.254	9.81	14,924
Band 10	6,282.354	9.81	61,630
Band 11	5,066.873	9.80	49,655
Band 12	455.208	9.80	4,461
Band 13	1,770.435	9.80	17,350
Band 14	11,617.236	9.80	113,849
Band 15	1,622.996	9.80	15,905
Band 17	2,198.394	9.80	21,544
Band 19	2,813.665	9.79	27,546
Band 20	4,104.114	9.80	40,220
Band 29	36.979	9.81	363
Band 46	7,999.313	9.79	78,313
Band 56	1,795.520	9.82	17,632
	62,071.211		$ 608,451
ING FTSE 100 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	498.489	$ 10.27	$ 5,119
Band 6	5,674.025	10.26	58,215
Band 7	6,841.660	10.26	70,195
Band 8	5,356.496	10.26	54,958
Band 10	4,459.883	10.26	45,758
Band 11	4,770.869	10.26	48,949
Band 12	432.957	10.26	4,442
Band 13	723.415	10.25	7,415
Band 14	28,776.309	10.25	294,957
Band 15	3,105.327	10.25	31,830
Band 17	3,728.283	10.25	38,215
Band 19	2,700.242	10.24	27,650
Band 20	798.198	10.25	8,182
Band 46	5,622.706	10.25	57,633
Band 56	164.899	10.27	1,694
	73,653.758		$ 755,212

Division/Contract	Units	Unit Value	Extended Value
ING Hang Seng Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	9,425.132	$ 12.98	$ 122,338
Band 5	581.684	12.97	7,544
Band 6	453,759.980	12.96	5,880,729
Band 7	104,664.673	12.96	1,356,454
Band 8	241,620.292	12.95	3,128,983
Band 9	6,043.209	12.94	78,199
Band 10	594,631.379	12.94	7,694,530
Band 11	97,826.439	12.93	1,264,896
Band 12	8,843.290	12.93	114,344
Band 13	259,226.934	12.92	3,349,212
Band 14	280,354.848	12.92	3,622,185
Band 15	297,730.899	12.91	3,843,706
Band 16	29,533.591	12.90	380,983
Band 17	372,749.065	12.90	4,808,463
Band 18	277.779	12.89	3,581
Band 19	80,340.323	12.88	1,034,783
Band 20	99,481.741	12.92	1,285,304
Band 21	5,118.165	12.91	66,076
Band 26	12,051.928	13.00	156,675
Band 27	1,235.538	12.98	16,037
Band 28	766.147	12.96	9,929
Band 29	1,661.845	12.96	21,538
Band 30	1,063.875	12.93	13,756
Band 31	38.533	12.92	498
Band 38	557.962	13.00	7,254
Band 41	5,306.350	12.93	68,611
Band 43	3,460.137	12.90	44,636
Band 46	156,910.884	12.89	2,022,581
Band 47	80,766.963	12.87	1,039,471
Band 56	18,363.109	12.99	238,537
Band 59	737.822	12.88	9,503
	3,225,130.516		$ 41,691,336

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	9,286.357	$ 9.13	$ 84,784
Band 4	76,820.583	8.93	686,008
Band 5	31,879.034	8.89	283,405
Band 6	1,178,124.209	8.82	10,391,056
Band 7	938,031.905	8.78	8,235,920
Band 8	705,055.262	8.71	6,141,031
Band 9	617,261.020	8.67	5,351,653
Band 10	1,191,004.539	8.63	10,278,369
Band 11	218,163.512	8.59	1,874,025
Band 12	185,662.022	8.56	1,589,267
Band 13	1,391,986.349	8.52	11,859,724
Band 14	1,393,889.162	8.45	11,778,363
Band 15	995,206.828	8.41	8,369,689
Band 16	64,655.374	8.34	539,226
Band 17	1,083,795.301	8.30	8,995,501
Band 18	18,152.646	8.27	150,122
Band 19	124,726.093	8.20	1,022,754
Band 20	802,032.967	8.48	6,801,240
Band 21	136,148.986	8.37	1,139,567
Band 26	2,858,096.235	9.16	26,180,162
Band 27	1,722,766.191	8.93	15,384,302
Band 28	896,827.446	8.82	7,910,018
Band 29	835,208.987	8.78	7,333,135
Band 30	408,941.277	8.56	3,500,537
Band 31	267,105.323	8.45	2,257,040
Band 32	2,349.516	8.24	19,360
Band 34	4,291.395	7.99	34,288
Band 35	342,763.838	9.32	3,194,559
Band 36	46,837.820	9.17	429,503
Band 37	17,193.923	9.05	155,605
Band 38	326,722.733	11.56	3,776,915
Band 39	87,217.738	11.41	995,154
Band 40	39,105.083	11.30	441,887
Band 41	39,542.590	10.57	417,965
Band 42	23,084.392	10.44	241,001
Band 43	67,371.802	10.34	696,624
Band 44	231.979	9.25	2,146
Band 45	17,067.379	9.10	155,313
Band 46	387,324.214	8.74	3,385,214
Band 47	44,070.980	8.67	382,095
Band 49	241,094.802	7.78	1,875,718
Band 56	3,530.695	7.94	28,034
	19,840,628.487		$ 174,368,279

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,639.601	$ 11.19	$ 18,347
Band 4	94,168.127	12.43	1,170,510
Band 5	20,443.637	12.52	255,954
Band 6	1,377,177.793	10.94	15,066,325
Band 7	504,401.972	12.36	6,234,408
Band 8	793,765.242	10.85	8,612,353
Band 9	279,708.668	12.20	3,412,446
Band 10	1,330,207.704	10.47	13,927,275
Band 11	217,931.937	10.75	2,342,768
Band 12	70,780.940	10.72	758,772
Band 13	628,781.201	12.00	7,545,374
Band 14	941,512.811	10.63	10,008,281
Band 15	668,325.786	11.84	7,912,977
Band 16	50,739.740	10.54	534,797
Band 17	1,071,000.892	10.51	11,256,219
Band 18	873.165	10.48	9,151
Band 19	31,119.094	10.12	314,925
Band 20	316,701.401	10.35	3,277,860
Band 21	151,636.809	10.26	1,555,794
Band 26	370,245.089	12.90	4,776,162
Band 27	176,016.204	12.57	2,212,524
Band 28	65,856.817	12.41	817,283
Band 29	144,667.174	12.36	1,788,086
Band 30	109,901.051	12.04	1,323,209
Band 31	81,039.546	11.89	963,560
Band 32	1,395.289	11.60	16,185
Band 34	2,738.383	11.25	30,807
Band 35	203,063.925	13.12	2,664,199
Band 36	35,037.971	12.90	451,990
Band 37	9,314.057	12.74	118,661
Band 38	469,863.884	13.56	6,371,354
Band 39	110,985.772	13.38	1,484,990
Band 40	40,315.530	13.25	534,181
Band 41	40,006.467	12.04	481,678
Band 42	31,708.015	11.88	376,691
Band 43	74,620.744	11.77	878,286
Band 44	195.277	10.30	2,011
Band 45	18,546.096	9.90	183,606
Band 46	642,796.477	9.54	6,132,278
Band 47	66,645.448	9.47	631,132
Band 49	136,359.209	8.13	1,108,600
Band 50	4,525.218	8.84	40,003
Band 55	5,079.716	8.92	45,311
Band 56	11,262.939	8.57	96,523
	11,403,102.818		$ 127,743,846

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,382.960	$ 10.52	$ 14,549
Band 4	72,831.442	11.75	855,769
Band 5	17,939.524	12.25	219,759
Band 6	1,101,849.528	10.28	11,327,013
Band 7	340,525.614	12.10	4,120,360
Band 8	583,022.910	10.19	5,941,003
Band 9	228,207.108	11.94	2,724,793
Band 10	1,187,131.312	9.81	11,645,758
Band 11	192,806.990	10.10	1,947,351
Band 12	31,227.155	10.07	314,457
Band 13	638,276.429	11.74	7,493,365
Band 14	776,161.562	9.99	7,753,854
Band 15	470,166.765	11.59	5,449,233
Band 16	56,007.983	9.90	554,479
Band 17	879,987.535	9.87	8,685,477
Band 18	3,778.482	9.84	37,180
Band 19	54,347.046	9.48	515,210
Band 20	221,305.769	9.70	2,146,666
Band 21	99,169.625	9.61	953,020
Band 26	277,070.968	12.63	3,499,406
Band 27	115,495.605	12.31	1,421,751
Band 28	50,748.579	12.15	616,595
Band 29	104,544.744	12.10	1,264,991
Band 30	75,694.300	11.79	892,436
Band 31	64,676.841	11.64	752,838
Band 32	889.638	11.35	10,097
Band 34	3,846.327	11.01	42,348
Band 35	98,259.044	12.84	1,261,646
Band 36	7,266.260	12.63	91,773
Band 37	3,876.610	12.47	48,341
Band 38	215,411.269	12.93	2,785,268
Band 39	35,395.662	12.77	452,003
Band 40	10,615.515	12.64	134,180
Band 41	35,011.844	11.38	398,435
Band 42	23,391.175	11.23	262,683
Band 43	82,249.762	11.13	915,440
Band 44	1,324.265	9.67	12,806
Band 45	11,810.157	9.27	109,480
Band 46	591,242.095	8.57	5,066,945
Band 47	53,319.176	8.51	453,746
Band 49	106,170.853	7.64	811,145
Band 52	235.629	8.09	1,906
Band 55	2,975.989	8.06	23,986
Band 56	51,778.168	8.74	452,541
	8,979,426.214		$ 94,482,082

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,319.185	$ 7.68	$ 10,131
Band 4	35,561.623	7.64	271,691
Band 5	2,774.055	7.64	21,194
Band 6	1,391,857.745	7.62	10,605,956
Band 7	588,677.391	7.62	4,485,722
Band 8	780,457.124	7.60	5,931,474
Band 9	78,837.947	7.60	599,168
Band 10	1,647,469.677	7.59	12,504,295
Band 11	248,135.970	7.58	1,880,871
Band 12	32,929.851	7.57	249,279
Band 13	619,575.605	7.57	4,690,187
Band 14	622,916.777	7.55	4,703,022
Band 15	540,618.626	7.55	4,081,671
Band 16	80,553.519	7.53	606,568
Band 17	644,875.339	7.53	4,855,911
Band 18	18.598	7.52	140
Band 19	21,769.111	7.51	163,486
Band 20	250,060.009	7.56	1,890,454
Band 21	21,333.911	7.54	160,858
Band 25	676.064	13.97	9,445
Band 26	95,951.352	7.68	736,906
Band 27	42,816.384	7.64	327,117
Band 28	21,735.843	7.62	165,627
Band 29	47,603.869	7.61	362,265
Band 30	16,248.823	7.57	123,004
Band 31	27,335.719	7.55	206,385
Band 34	1,011.473	7.47	7,556
Band 35	39,191.583	13.99	548,290
Band 36	3,309.826	13.96	46,205
Band 37	4,335.502	13.95	60,480
Band 38	292,920.103	7.68	2,249,626
Band 39	69,714.024	13.94	971,813
Band 40	15,114.664	13.92	210,396
Band 41	8,245.009	7.58	62,497
Band 42	4,564.534	7.55	34,462
Band 43	10,038.930	7.53	75,593
Band 44	216.766	7.48	1,621
Band 45	1,105.812	7.46	8,249
Band 46	328,038.381	7.51	2,463,568
Band 47	49,609.323	7.49	371,574
Band 49	159,371.139	10.81	1,722,802
Band 56	145,256.239	7.66	1,112,663
Band 57	719.645	7.58	5,455
	8,994,873.070		$ 69,595,677

245

Division/Contract	Units	Unit Value	Extended Value
ING Japan Equity Index Portfolio - Class A			
Contracts in accumulation period:			
Band 6	3,050.521	$ 9.86	$ 30,078
Band 7	464.795	9.86	4,583
Band 8	1,762.098	9.86	17,374
Band 10	2,610.389	9.85	25,712
Band 11	1,511.892	9.85	14,892
Band 12	377.699	9.85	3,720
Band 13	79.289	9.85	781
Band 14	9,576.673	9.85	94,330
Band 15	2,545.274	9.85	25,071
Band 17	22.673	9.85	223
Band 19	2,857.918	9.84	28,122
Band 20	695.648	9.85	6,852
Band 38	660.160	9.87	6,516
Band 46	6,042.383	9.84	59,457
Band 47	487.836	9.84	4,800
Band 56	171.844	9.87	1,696
	32,917.092		$ 324,207
ING Opportunistic Large Cap Portfolio - Class S			
Contracts in accumulation period:			
Band 4	7,125.034	$ 10.56	$ 75,240
Band 5	11,748.328	7.68	90,227
Band 6	102,966.306	8.24	848,442
Band 7	253,794.508	7.58	1,923,762
Band 8	9,767.858	8.19	79,999
Band 9	31,177.821	7.48	233,210
Band 10	64,095.366	9.21	590,318
Band 11	106,365.633	8.13	864,753
Band 12	45,990.122	8.12	373,440
Band 13	105,381.985	7.35	774,558
Band 14	155,416.458	8.07	1,254,211
Band 15	32,278.643	7.26	234,343
Band 16	12,497.037	8.02	100,226
Band 17	21,934.269	8.00	175,474
Band 18	5,296.404	7.98	42,265
Band 19	4,939.217	8.89	43,910
Band 20	57,270.545	9.10	521,162
Band 21	21,092.000	9.02	190,250
Band 25	463.316	8.41	3,896
Band 26	84,799.264	7.91	670,762
Band 27	55,684.726	7.71	429,329
Band 28	17,761.348	7.61	135,164
Band 29	37,085.310	7.58	281,107
Band 30	17,131.187	7.38	126,428
Band 31	19,290.632	7.29	140,629
Band 34	2,912.517	6.90	20,096

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Portfolio - Class S (continued)			
Band 35	18,676.274	$ 8.04	$ 150,157
Band 36	3,993.162	7.91	31,586
Band 37	2,620.844	7.81	20,469
Band 38	37,323.815	11.12	415,041
Band 39	2,562.069	10.98	28,132
Band 40	3,146.287	10.87	34,200
Band 41	1,843.834	10.23	18,862
Band 42	819.165	10.10	8,274
Band 43	29,143.960	10.01	291,731
	1,384,395.244		$ 11,221,653
ING Russell™ Global Large Cap Index 75% Portfolio - Class S			
Contracts in accumulation period:			
Band 5	90.767	$ 12.95	$ 1,175
Band 6	327,067.695	10.06	3,290,301
Band 7	16,803.126	10.05	168,871
Band 8	129,799.432	10.04	1,303,186
Band 9	1,569.343	10.03	15,741
Band 10	536,637.838	10.02	5,377,111
Band 11	46,086.505	10.02	461,787
Band 12	181.045	10.01	1,812
Band 13	192,768.458	10.00	1,927,685
Band 14	52,020.103	9.99	519,681
Band 15	143,268.875	9.98	1,429,823
Band 16	29,157.227	9.97	290,698
Band 17	57,088.398	9.96	568,600
Band 19	3,453.880	9.94	34,332
Band 20	17,862.006	10.00	178,620
Band 26	1,989.681	12.98	25,826
Band 30	3,531.115	12.91	45,587
Band 41	591.696	12.91	7,639
Band 43	1,552.363	12.88	19,994
Band 46	34,822.528	9.95	346,484
Band 47	14,284.630	9.93	141,846
Band 56	97,988.737	10.09	988,706
Band 57	9,219.266	10.02	92,377
	1,717,834.714		$ 17,237,882

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio -			
Class S			
Contracts in accumulation period:			
Band 2	5,185.243	$ 11.75	$ 60,927
Band 3	1,907.597	11.73	22,376
Band 4	31,978.776	12.70	406,130
Band 5	48,549.013	12.70	616,572
Band 6	1,607,178.101	12.69	20,395,090
Band 7	1,395,258.133	12.68	17,691,873
Band 8	271,572.530	12.68	3,443,540
Band 9	91,762.684	12.67	1,162,633
Band 10	1,093,133.573	12.67	13,850,002
Band 11	565,479.020	12.66	7,158,964
Band 12	419,483.134	12.66	5,310,656
Band 13	723,427.773	12.65	9,151,361
Band 14	1,511,568.085	12.64	19,106,221
Band 15	315,446.731	12.64	3,987,247
Band 16	29,883.130	12.63	377,424
Band 17	774,537.311	12.62	9,774,661
Band 18	16,369.455	12.62	206,583
Band 19	80,524.404	12.61	1,015,413
Band 20	1,216,920.251	12.65	15,394,041
Band 21	124,326.639	12.63	1,570,245
Band 25	10,217.870	11.76	120,162
Band 26	150,545.485	12.73	1,916,444
Band 27	88,759.963	12.70	1,127,252
Band 28	23,575.005	12.69	299,167
Band 29	86,341.398	12.68	1,094,809
Band 30	24,416.911	12.66	309,118
Band 31	50,631.672	12.64	639,984
Band 33	155.587	12.60	1,960
Band 34	2,641.977	12.58	33,236
Band 35	86,924.879	12.75	1,108,292
Band 36	2,369.837	12.73	30,168
Band 37	879.546	12.72	11,188
Band 38	27,987.165	12.73	356,277
Band 39	8,190.939	12.71	104,107
Band 40	13,083.046	12.69	166,024
Band 41	21,029.990	12.66	266,240
Band 42	18,876.116	12.64	238,594
Band 43	20,374.276	12.62	257,123
Band 46	202,887.392	12.61	2,558,410
Band 47	23,351.179	12.60	294,225
Band 54	2,784.556	12.63	35,169
Band 55	1,887.099	12.68	23,928
Band 56	10,131.666	12.71	128,773
Band 57	7,735.240	12.66	97,928
	11,210,270.377		$ 141,920,537

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	5,942.760	$ 8.15	$ 48,433
Band 2	247,973.391	8.23	2,040,821
Band 3	3,298.074	12.87	42,446
Band 4	404,144.907	8.19	3,309,947
Band 5	190,804.093	8.19	1,562,686
Band 6	6,524,523.729	8.17	53,305,359
Band 7	5,261,284.066	8.16	42,932,078
Band 8	5,953,643.152	8.15	48,522,192
Band 9	781,915.641	8.14	6,364,793
Band 10	3,566,009.477	8.13	28,991,657
Band 11	6,625,442.496	8.13	53,864,847
Band 12	1,134,061.560	8.12	9,208,580
Band 13	3,311,747.189	8.11	26,858,270
Band 14	4,297,103.994	8.10	34,806,542
Band 15	1,537,427.157	8.09	12,437,786
Band 16	84,852.844	8.08	685,611
Band 17	1,532,904.534	8.07	12,370,540
Band 18	57,424.632	8.06	462,843
Band 19	156,430.324	8.05	1,259,264
Band 20	1,447,166.113	8.11	11,736,517
Band 21	285,823.355	8.08	2,309,453
Band 22	496.934	11.75	5,839
Band 23	8,735.294	11.75	102,640
Band 25	77,487.215	12.91	1,000,360
Band 26	142,141.021	8.24	1,171,242
Band 27	68,097.554	8.19	557,719
Band 28	43,873.333	8.17	358,445
Band 29	280,224.009	8.16	2,286,628
Band 30	69,658.686	8.12	565,629
Band 31	23,681.586	8.10	191,821
Band 38	29,608.050	8.23	243,674
Band 41	365,082.094	8.12	2,964,467
Band 42	9,428.371	8.09	76,276
Band 43	71,920.059	8.07	580,395
Band 45	279.921	8.00	2,239
Band 46	775,612.330	8.06	6,251,435
Band 47	92,361.924	8.03	741,666
Band 50	10,898.289	8.11	88,385
Band 56	274,732.317	8.21	2,255,552
Band 57	1,696.844	8.13	13,795
Band 60	205.464	8.14	1,672
	45,756,144.783		$ 372,580,544

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	558.492	$ 12.55	$ 7,009
Band 4	56,116.065	12.53	703,134
Band 5	62.438	12.52	782
Band 6	130,419.939	12.51	1,631,553
Band 7	61,957.913	12.51	775,093
Band 8	59,990.194	12.50	749,877
Band 9	113,909.381	12.49	1,422,728
Band 10	150,953.574	12.49	1,885,410
Band 11	27,244.108	12.48	340,006
Band 12	1,930.088	12.48	24,087
Band 13	118,763.246	12.47	1,480,978
Band 14	100,259.098	12.47	1,250,231
Band 15	154,281.544	12.46	1,922,348
Band 16	2,790.837	12.45	34,746
Band 17	105,053.954	12.45	1,307,922
Band 18	142.826	12.44	1,777
Band 19	896.507	12.43	11,144
Band 20	45,505.915	12.47	567,459
Band 21	42,918.172	12.46	534,760
Band 26	188,487.399	12.55	2,365,517
Band 27	155,223.182	12.52	1,943,394
Band 28	49,776.348	12.51	622,702
Band 29	82,477.114	12.51	1,031,789
Band 30	71,455.829	12.48	891,769
Band 31	45,844.490	12.46	571,222
Band 32	68.997	12.44	858
Band 33	329.291	12.42	4,090
Band 34	949.861	12.41	11,788
Band 41	15,300.267	12.48	190,947
Band 42	5,700.140	12.46	71,024
Band 43	46,281.597	12.45	576,206
Band 44	1,456.728	12.41	18,078
Band 45	636.435	12.40	7,892
Band 46	62,528.564	12.44	777,855
Band 47	17,011.593	12.42	211,284
Band 51	3,122.367	12.45	38,873
Band 56	1,829.151	12.53	22,919
	1,922,233.644		$ 24,009,251

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio -			
Class S			
Contracts in accumulation period:			
Band 2	54,755.555	$ 13.03	$ 713,465
Band 3	2,948.814	13.00	38,335
Band 4	97,789.875	13.01	1,272,246
Band 5	65,431.558	13.01	851,265
Band 6	2,765,328.361	13.00	35,949,269
Band 7	1,349,862.905	12.99	17,534,719
Band 8	2,056,516.557	12.98	26,693,585
Band 9	289,666.955	12.98	3,759,877
Band 10	2,008,990.451	12.97	26,056,606
Band 11	2,798,442.551	12.97	36,295,800
Band 12	463,276.850	12.96	6,004,068
Band 13	1,184,288.596	12.96	15,348,380
Band 14	1,977,019.886	12.95	25,602,408
Band 15	789,109.437	12.94	10,211,076
Band 16	58,538.416	12.93	756,902
Band 17	1,126,456.327	12.93	14,565,080
Band 18	17,610.274	12.92	227,525
Band 19	62,511.436	12.91	807,023
Band 20	800,974.581	12.95	10,372,621
Band 21	91,269.336	12.94	1,181,025
Band 25	13,305.660	13.04	173,506
Band 26	32,326.601	13.04	421,539
Band 27	15,528.505	13.01	202,026
Band 28	4,073.265	13.00	52,952
Band 29	32,115.103	12.99	417,175
Band 30	11,425.846	12.96	148,079
Band 31	1,435.097	12.95	18,585
Band 32	148.914	12.92	1,924
Band 38	48,501.176	13.03	631,970
Band 41	14,653.114	12.96	189,904
Band 42	109.552	12.94	1,418
Band 43	25,009.486	12.93	323,373
Band 45	689.797	12.88	8,885
Band 46	764,679.185	12.92	9,879,655
Band 47	49,340.926	12.91	636,991
Band 50	2,110.421	12.96	27,351
Band 51	1,592.418	12.93	20,590
Band 54	581.692	12.94	7,527
Band 55	571.228	12.98	7,415
Band 56	75,520.432	13.02	983,276
Band 57	2,164.490	12.97	28,073
	19,156,671.629		$ 248,423,489

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,254.664	$ 8.51	$ 27,697
Band 4	13,324.491	8.47	112,858
Band 5	4,675.654	8.46	39,556
Band 6	1,478,201.920	8.45	12,490,806
Band 7	567,438.784	8.44	4,789,183
Band 8	826,408.296	8.42	6,958,358
Band 9	61,242.957	8.42	515,666
Band 10	2,544,207.206	8.41	21,396,783
Band 11	571,519.048	8.40	4,800,760
Band 12	47,716.027	8.39	400,337
Band 13	678,894.933	8.39	5,695,928
Band 14	694,129.326	8.37	5,809,862
Band 15	727,368.687	8.36	6,080,802
Band 16	20,670.735	8.35	172,601
Band 17	575,441.442	8.34	4,799,182
Band 18	3,183.994	8.33	26,523
Band 19	29,454.274	8.32	245,060
Band 20	214,814.276	8.38	1,800,144
Band 21	23,478.583	8.36	196,281
Band 26	15,953.566	8.51	135,765
Band 27	16,695.211	8.47	141,408
Band 28	4,122.475	8.45	34,835
Band 29	48,233.173	8.44	407,088
Band 30	8,466.845	8.39	71,037
Band 31	5,389.027	8.37	45,106
Band 33	1,078.842	8.30	8,954
Band 38	9,727.690	8.51	82,783
Band 41	7,221.782	8.40	60,663
Band 42	2,459.078	8.37	20,582
Band 43	5,435.853	8.34	45,335
Band 46	549,782.950	8.33	4,579,692
Band 47	114,393.586	8.31	950,611
Band 55	510.226	8.42	4,296
Band 56	251,223.285	8.48	2,130,373
Band 57	5,670.331	8.40	47,631
Band 59	453.934	8.32	3,777
	10,132,243.151		$ 85,128,323

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	378.938	$ 8.75	$ 3,316
Band 4	40,796.831	8.71	355,340
Band 5	30,171.748	8.70	262,494
Band 6	1,673,973.536	8.69	14,546,830
Band 7	1,266,182.326	8.68	10,990,463
Band 8	949,288.539	8.66	8,220,839
Band 9	93,601.315	8.66	810,587
Band 10	2,679,878.908	8.65	23,180,953
Band 11	641,199.057	8.64	5,539,960
Band 12	156,358.574	8.63	1,349,374
Band 13	769,484.742	8.63	6,640,653
Band 14	1,090,246.901	8.61	9,387,026
Band 15	845,599.303	8.60	7,272,154
Band 16	62,483.051	8.59	536,729
Band 17	834,910.811	8.58	7,163,535
Band 18	6,412.152	8.57	54,952
Band 19	32,878.501	8.56	281,440
Band 20	555,415.085	8.62	4,787,678
Band 21	53,086.538	8.59	456,013
Band 25	9,133.163	8.76	80,007
Band 26	27,754.751	8.76	243,132
Band 27	17,771.104	8.71	154,786
Band 28	6,350.585	8.69	55,187
Band 29	79,924.995	8.68	693,749
Band 30	10,150.576	8.63	87,599
Band 31	3,997.144	8.61	34,415
Band 32	47.964	8.57	411
Band 38	16,118.378	8.75	141,036
Band 41	10,599.176	8.63	91,471
Band 42	932.500	8.60	8,020
Band 43	14,109.073	8.58	121,056
Band 46	684,974.458	8.56	5,863,381
Band 47	121,579.769	8.54	1,038,291
Band 52	395.574	8.68	3,434
Band 55	473.801	8.66	4,103
Band 56	482,010.481	8.72	4,203,131
Band 57	3,175.090	8.64	27,433
Band 59	367.673	8.56	3,147
Band 64	2,466.225	8.57	21,136
	13,274,679.336		$ 114,715,261

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,361.725	$ 9.03	$ 12,296
Band 4	15,014.446	8.99	134,980
Band 5	1,146.953	8.98	10,300
Band 6	1,359,012.127	8.97	12,190,339
Band 7	436,481.900	8.96	3,910,878
Band 8	634,299.709	8.95	5,676,982
Band 9	12,035.347	8.94	107,596
Band 10	1,604,687.311	8.93	14,329,858
Band 11	311,524.487	8.92	2,778,798
Band 12	65,135.171	8.91	580,354
Band 13	417,161.860	8.91	3,716,912
Band 14	552,186.321	8.89	4,908,936
Band 15	637,166.111	8.88	5,658,035
Band 16	38,338.627	8.87	340,064
Band 17	527,950.923	8.86	4,677,645
Band 18	5,047.772	8.85	44,673
Band 19	26,217.286	8.84	231,761
Band 20	187,828.825	8.90	1,671,677
Band 21	16,873.946	8.88	149,841
Band 26	67,629.895	9.04	611,374
Band 27	69,189.534	8.99	622,014
Band 28	3,902.701	8.97	35,007
Band 29	26,472.202	8.96	237,191
Band 30	4,757.754	8.91	42,392
Band 31	269.029	8.89	2,392
Band 35	42,896.831	13.31	570,957
Band 36	14,532.604	13.09	190,232
Band 37	3,108.138	12.94	40,219
Band 38	340,078.676	15.02	5,107,982
Band 39	69,544.066	14.83	1,031,338
Band 40	11,779.630	14.69	173,043
Band 41	1,018.459	8.92	9,085
Band 42	1,123.782	8.89	9,990
Band 43	23,757.453	8.86	210,491
Band 46	482,283.858	8.85	4,268,212
Band 47	25,086.500	8.82	221,263
Band 51	620.448	8.86	5,497
Band 56	110,390.302	9.01	994,617
Band 57	1,687.334	8.92	15,051
Band 64	1,189.604	8.88	10,564
	8,150,789.647		$ 75,540,836

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,657.941	$ 10.69	$ 17,723
Band 3	439.661	10.82	4,757
Band 4	87,441.540	10.64	930,378
Band 5	17,659.484	10.63	187,720
Band 6	3,588,431.819	10.62	38,109,146
Band 7	1,320,634.291	10.61	14,011,930
Band 8	1,500,270.463	10.59	15,887,864
Band 9	186,314.216	10.58	1,971,204
Band 10	4,694,672.060	10.57	49,622,684
Band 11	792,017.611	10.56	8,363,706
Band 12	223,479.371	10.55	2,357,707
Band 13	1,307,590.502	10.54	13,782,004
Band 14	1,335,045.076	10.52	14,044,674
Band 15	1,454,753.072	10.51	15,289,455
Band 16	248,184.499	10.49	2,603,455
Band 17	2,166,889.616	10.48	22,709,003
Band 18	6,270.097	10.47	65,648
Band 19	58,074.142	10.46	607,456
Band 20	874,710.468	10.53	9,210,701
Band 21	73,462.211	10.50	771,353
Band 25	202.012	10.89	2,200
Band 26	112,347.138	10.70	1,202,114
Band 27	45,143.802	10.64	480,330
Band 28	17,537.340	10.61	186,071
Band 29	235,360.567	10.61	2,497,176
Band 30	28,267.331	10.55	298,220
Band 31	8,500.157	10.52	89,422
Band 32	153.270	10.47	1,605
Band 34	2,022.524	10.40	21,034
Band 35	34,189.028	10.74	367,190
Band 36	3,998.798	10.70	42,787
Band 37	11,192.673	10.67	119,426
Band 38	608,435.649	10.69	6,504,177
Band 39	164,679.331	10.65	1,753,835
Band 40	72,600.085	10.62	771,013
Band 41	24,954.136	10.55	263,266
Band 42	4,898.802	10.51	51,486
Band 43	31,878.056	10.49	334,401
Band 45	4,790.179	10.39	49,770
Band 46	1,591,932.963	10.47	16,667,538
Band 47	228,018.045	10.44	2,380,508
Band 55	9,348.518	10.59	99,001
Band 56	643,851.075	10.66	6,863,452
Band 57	17,133.791	10.56	180,933
Band 60	872.488	10.58	9,231
	23,840,305.898		$ 251,784,754

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	44,929.955	$ 7.81	$ 350,903
Band 5	15,760.709	7.72	121,673
Band 6	4,692,092.992	7.79	36,551,404
Band 7	577,217.067	7.78	4,490,749
Band 8	1,771,924.282	7.76	13,750,132
Band 9	15,509.827	7.76	120,356
Band 10	8,771,636.711	7.75	67,980,185
Band 11	980,137.067	7.74	7,586,261
Band 12	36,993.794	7.73	285,962
Band 13	1,557,831.737	7.73	12,042,039
Band 14	1,214,818.354	7.71	9,366,250
Band 15	2,629,207.388	7.70	20,244,897
Band 16	90,650.191	7.69	697,100
Band 17	1,331,303.632	7.68	10,224,412
Band 18	2,471.222	7.67	18,954
Band 19	10,024.829	7.66	76,790
Band 20	733,757.464	7.72	5,664,608
Band 21	15,996.543	7.70	123,173
Band 26	18,058.949	7.77	140,318
Band 27	10,783.203	7.73	83,354
Band 28	4,908.342	7.71	37,843
Band 29	33,627.422	7.70	258,931
Band 30	483.059	7.66	3,700
Band 35	30,957.283	7.89	244,253
Band 36	8,478.135	7.86	66,638
Band 38	80,699.684	7.85	633,493
Band 39	35,839.899	7.82	280,268
Band 40	17,028.435	7.79	132,652
Band 41	14,656.311	7.66	112,267
Band 43	2,729.921	7.61	20,775
Band 46	1,720,126.819	7.66	13,176,171
Band 47	421,558.283	7.64	3,220,705
Band 54	4,307.413	7.70	33,167
Band 56	608,140.980	7.83	4,761,744
Band 57	18,733.711	7.74	144,999
Band 60	1,309.191	7.76	10,159
	27,524,690.804		$ 213,057,285
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 35	110,733.051	$ 14.10	$ 1,561,336
Band 36	17,292.517	13.87	239,847
Band 37	12,494.158	13.71	171,295
Band 38	396,578.494	15.35	6,087,480
Band 39	154,014.522	15.15	2,333,320
Band 40	21,704.684	15.00	325,570
	712,817.426		$ 10,718,848

256

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Currently payable annuity contracts:	325.011	$ 9.48	$ 3,081
Contracts in accumulation period:			
Band 1	33,647.422	9.10	306,192
Band 2	412,122.270	9.48	3,906,919
Band 3	2,759.422	9.19	25,359
Band 4	164,492.603	9.27	1,524,846
Band 5	161,944.061	9.23	1,494,744
Band 6	4,502,606.937	9.15	41,198,853
Band 7	3,762,444.779	9.11	34,275,872
Band 8	3,271,761.177	9.03	29,544,003
Band 9	713,720.824	8.99	6,416,350
Band 10	2,574,341.958	8.95	23,040,361
Band 11	3,713,347.586	8.91	33,085,927
Band 12	1,022,912.331	8.87	9,073,232
Band 13	2,685,458.009	8.84	23,739,449
Band 14	4,138,298.929	8.76	36,251,499
Band 15	647,450.772	8.72	5,645,771
Band 16	84,808.985	8.64	732,750
Band 17	1,526,739.390	8.60	13,129,959
Band 18	36,181.622	8.57	310,077
Band 19	190,250.862	8.49	1,615,230
Band 20	1,726,451.528	8.80	15,192,773
Band 21	159,664.104	8.68	1,385,884
Band 22	757.986	9.03	6,845
Band 23	12,773.323	9.00	114,960
Band 24	130.047	9.90	1,287
Band 25	77,156.252	9.56	737,614
Band 26	26,357.200	9.07	239,060
Band 27	14,079.906	9.03	127,142
Band 28	3,218.936	9.00	28,970
Band 29	17,686.503	9.00	159,179
Band 30	1,552.352	8.95	13,894
Band 31	2,470.809	8.93	22,064
Band 35	54,438.653	13.63	741,999
Band 36	11,876.141	13.41	159,259
Band 37	1,042.263	13.25	13,810
Band 38	346,671.829	15.94	5,525,949
Band 39	45,889.240	15.73	721,838
Band 40	9,080.010	15.58	141,467
Band 41	1,571.372	8.95	14,064
Band 42	1,073.891	8.92	9,579
Band 43	2,249.211	8.90	20,018
Band 46	456,040.846	11.87	5,413,205
Band 47	40,002.206	11.78	471,226
Band 56	59,341.208	9.04	536,445
Band 57	9,556.987	8.96	85,631
Band 60	525.361	8.97	4,712
	32,727,273.114		$ 297,209,348

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,733.950	$ 7.58	$ 20,723
Band 4	19,495.004	7.41	144,458
Band 5	92,135.280	7.38	679,958
Band 6	1,117,502.676	7.31	8,168,945
Band 7	1,126,156.999	7.28	8,198,423
Band 8	217,722.515	7.22	1,571,957
Band 9	71,603.211	7.19	514,827
Band 10	648,234.461	7.16	4,641,359
Band 11	361,811.532	7.12	2,576,098
Band 12	320,361.152	7.09	2,271,361
Band 13	644,943.432	7.06	4,553,301
Band 14	1,276,814.814	7.00	8,937,704
Band 15	224,324.194	6.97	1,563,540
Band 16	33,086.036	6.91	228,625
Band 17	633,871.490	6.88	4,361,036
Band 18	16,954.564	6.85	116,139
Band 19	78,963.158	6.79	536,160
Band 20	788,007.855	7.03	5,539,695
Band 21	97,036.973	6.94	673,437
Band 25	43,640.332	7.64	333,412
Band 26	5,413.323	12.20	66,043
Band 27	2,639.914	12.03	31,758
Band 28	594.838	11.94	7,102
Band 29	494.370	11.92	5,893
Band 30	6,100.113	11.75	71,676
Band 31	329.815	11.66	3,846
Band 35	44,210.110	7.74	342,186
Band 36	10,718.723	7.61	81,569
Band 38	78,619.132	14.29	1,123,467
Band 39	19,962.807	14.11	281,675
Band 40	6,572.188	13.97	91,813
Band 41	3,262.748	11.75	38,337
Band 42	82.781	11.64	964
Band 43	4,313.528	11.56	49,864
Band 46	139,342.358	10.50	1,463,095
Band 47	15,740.916	10.42	164,020
	8,153,797.292		$ 59,454,466
Legg Mason ClearBridge Variable Investors Portfolio			
Contracts in accumulation period:			
Band 22	487.986	$ 7.61	$ 3,714
Band 23	10,035.722	7.58	76,071
	10,523.708		$ 79,785

Division/Contract	Units	Unit Value	Extended Value
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 22	21.999	$ 13.36	$ 294
Band 23	3,497.721	13.07	45,715
	3,519.720		$ 46,009
Legg Mason Western Asset Variable High Income Portfolio			
Contracts in accumulation period:			
Band 22	74.240	$ 18.82	$ 1,397
Band 23	4,142.060	18.41	76,255
	4,216.300		$ 77,652
Legg Mason Western Asset Variable Money Market Portfolio			
Contracts in accumulation period:			
Band 23	1,725.488	$ 13.38	$ 23,087
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 35	28,555.823	$ 15.80	$ 451,182
Band 36	3,024.908	15.65	47,340
Band 37	811.379	15.54	12,609
Band 38	57,892.007	15.62	904,273
Band 39	6,753.666	15.47	104,479
Band 40	5,229.467	15.36	80,325
	102,267.250		$ 1,600,208
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 35	176,123.763	$ 11.96	$ 2,106,440
Band 36	40,963.589	11.84	485,009
Band 38	570,016.808	11.82	6,737,599
Band 39	114,207.145	11.70	1,336,224
Band 40	47,382.763	11.62	550,588
	948,694.068		$ 11,215,860
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 35	148,657.029	$ 11.44	$ 1,700,636
Band 36	29,085.129	11.25	327,208
Band 37	19,976.578	11.12	222,140
Band 38	751,359.612	12.72	9,557,294
Band 39	203,514.798	12.55	2,554,111
Band 40	53,763.976	12.43	668,286
	1,206,357.122		$ 15,029,675

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull			
Contracts in accumulation period:			
Band 5	4,810.327	$ 7.81	$ 37,569
Band 6	139,937.956	7.74	1,083,120
Band 7	384,447.952	7.70	2,960,249
Band 8	51,803.542	7.64	395,779
Band 9	6,595.471	7.60	50,126
Band 10	141,448.358	7.57	1,070,764
Band 11	90,390.629	7.54	681,545
Band 12	71,655.400	7.50	537,416
Band 13	149,993.359	7.47	1,120,450
Band 14	511,061.820	7.40	3,781,857
Band 15	28,303.585	7.37	208,597
Band 16	997.222	7.31	7,290
Band 17	118,259.547	7.27	859,747
Band 18	17,485.120	7.24	126,592
Band 19	22,603.121	7.18	162,290
Band 20	250,010.403	7.44	1,860,077
Band 21	10,175.890	7.34	74,691
Band 26	1,298.109	8.05	10,450
Band 27	1,579.920	7.84	12,387
Band 28	116.146	7.74	899
Band 29	6,452.823	7.70	49,687
Band 30	563.772	7.50	4,228
Band 31	177.700	7.40	1,315
Band 38	8.209	8.80	72
Band 41	2,230.001	10.05	22,412
Band 46	23,741.778	8.47	201,093
	2,036,148.160		$ 15,320,702

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 4	7,337.374	$ 9.50	$ 69,705
Band 5	5,462.015	9.46	51,671
Band 6	126,511.556	9.37	1,185,413
Band 7	137,956.896	9.33	1,287,138
Band 8	34,980.576	9.25	323,570
Band 9	6,503.634	9.21	59,898
Band 10	99,630.260	9.17	913,609
Band 11	86,688.838	9.13	791,469
Band 12	47,000.682	9.09	427,236
Band 13	58,519.467	9.05	529,601
Band 14	209,356.183	8.97	1,877,925
Band 15	44,665.131	8.93	398,860
Band 16	11,840.190	8.85	104,786
Band 17	105,601.910	8.81	930,353
Band 18	632.432	8.77	5,546
Band 19	11,680.875	8.70	101,624
Band 20	86,369.180	9.01	778,186
Band 21	13,921.755	8.89	123,764
Band 26	5,464.641	9.75	53,280
Band 27	266.218	9.50	2,529
Band 28	742.249	9.37	6,955
Band 29	7,913.651	9.33	73,834
Band 30	613.098	9.09	5,573
Band 31	1,105.708	8.97	9,918
Band 41	306.253	13.41	4,107
Band 42	2,524.638	13.24	33,426
Band 43	1,418.302	13.11	18,594
Band 46	23,690.587	9.70	229,799
Band 47	4,965.847	9.63	47,821
	1,143,670.146		$ 10,446,190

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 2	588.956	$ 6.20	$ 3,652
Band 4	6,888.635	6.11	42,090
Band 5	672.683	6.09	4,097
Band 6	316,598.835	6.05	1,915,423
Band 7	178,985.809	6.03	1,079,284
Band 8	208,414.295	5.99	1,248,402
Band 9	42,687.307	5.97	254,843
Band 10	302,482.528	5.95	1,799,771
Band 11	116,430.570	5.93	690,433
Band 12	24,973.076	5.91	147,591
Band 13	152,632.786	5.89	899,007
Band 14	270,194.101	5.86	1,583,337
Band 15	99,495.396	5.84	581,053
Band 16	13,948.405	5.80	80,901
Band 17	158,755.176	5.78	917,605
Band 18	2,497.078	5.76	14,383
Band 19	18,105.808	5.72	103,565
Band 20	198,054.978	5.88	1,164,563
Band 21	27,380.985	5.82	159,357
Band 26	35,220.884	6.22	219,074
Band 27	8,767.961	6.11	53,572
Band 28	6,576.772	6.05	39,789
Band 29	50,114.940	6.03	302,193
Band 30	18,247.416	5.91	107,842
Band 31	19,533.186	5.86	114,464
Band 41	8,656.438	5.92	51,246
Band 42	13,205.885	5.84	77,122
Band 43	4,353.225	5.78	25,162
Band 45	2,486.594	5.99	14,895
Band 46	84,192.863	7.07	595,244
Band 47	2,153.046	7.01	15,093
	2,393,296.617		$ 14,305,053
Wells Fargo Advantage Asset Allocation Fund			
Contracts in accumulation period:			
Band 6	25,466.201	$ 10.99	$ 279,874
Band 10	97,407.055	10.81	1,052,970
Band 14	47,231.327	10.65	503,014
Band 17	15,452.062	10.51	162,401
Band 46	1,107.496	9.35	10,355
	186,664.141		$ 2,008,614

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage C&B Large Cap Value Fund			
Contracts in accumulation period:			
Band 10	9,742.260	$ 11.27	$ 109,795
Band 14	4,779.902	11.10	53,057
Band 15	2,288.580	11.06	25,312
Band 17	1,700.396	10.96	18,636
Band 46	3,320.813	9.45	31,382
	21,831.951		$ 238,182
Wells Fargo Advantage Equity Income Fund			
Contracts in accumulation period:			
Band 10	9,253.954	$ 10.31	$ 95,408
Band 14	8,135.956	10.14	82,499
Band 17	29,800.254	10.02	298,599
Band 20	5,660.948	10.18	57,628
Band 46	2,418.410	8.64	20,895
	55,269.522		$ 555,029
Wells Fargo Advantage Large Company Growth Fund			
Contracts in accumulation period:			
Band 6	1,346.557	$ 9.92	$ 13,358
Band 10	49,262.297	9.77	481,293
Band 14	26,572.376	9.62	255,626
Band 15	8,943.947	9.59	85,772
Band 17	49,473.266	9.50	469,996
Band 20	8,386.379	9.65	80,929
Band 21	210.635	9.56	2,014
Band 46	15,303.955	9.15	140,031
	159,499.412		$ 1,529,019
Wells Fargo Advantage Money Market Fund			
Contracts in accumulation period:			
Band 10	1,769.667	$ 10.43	$ 18,458
Band 14	1,744.139	10.27	17,912
	3,513.806		$ 36,370
Wells Fargo Advantage Small Cap Growth Fund			
Contracts in accumulation period:			
Band 6	1,991.696	$ 14.78	$ 29,437
Band 10	11,868.645	14.55	172,689
Band 14	7,389.628	14.32	105,819
Band 17	8,884.225	14.14	125,623
Band 20	1,782.520	14.37	25,615
Band 46	417.416	12.37	5,163
	32,334.130		$ 464,346

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Total Return Bond Fund			
Contracts in accumulation period:			
Band 6	19,773.785	$ 12.53	$ 247,766
Band 10	26,755.479	12.33	329,895
Band 14	22,203.708	12.14	269,553
Band 15	1,916.925	12.10	23,195
Band 17	5,263.341	11.99	63,107
Band 46	12,752.052	11.52	146,904
	88,665.290		$ 1,080,420

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ESII 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ESII 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ESII 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155

Bands	Products
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ESII 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ESII 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ESII 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ESII 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ESII, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ESII 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240

Bands	Products
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III
Band 44	ING SmartDesign Advantage Variable Annuity 245
Band 45	ING SmartDesign Advantage Variable Annuity 260
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity 200
Band 50	ING Architect Variable Annuity 180
Band 51	ING Architect Variable Annuity 210
Band 52	ING Architect Variable Annuity 145
Band 53	ING Architect Variable Annuity 170
Band 54	ING Architect Variable Annuity 200
Band 55	ING Architect Variable Annuity 155
Band 56	ING Architect Variable Annuity 115
Band 57	ING Architect Variable Annuity 170
Band 58	ING Architect Variable Annuity 195
Band 59	ING Architect Variable Annuity 225
Band 60	ING Architect Variable Annuity 160
Band 61	ING Architect Variable Annuity 185
Band 62	ING Architect Variable Annuity 215
Band 64	ING Architect Variable Annuity 200

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Leisure Fund - Series I Shares												
2009	2,010	$8.46	to	$10.67	$20,121	1.81%	0.95%	to	2.60%	29.41%	to	31.57%
2008	2,328	$6.53	to	$8.11	$17,862	1.00%	0.95%	to	2.60%	-44.54%	to	-43.60%
2007	3,083	$11.74	to	$14.38	$42,305	1.58%	0.95%	to	2.60%	-3.39%	to	-1.78%
2006	3,723	$12.12	to	$14.64	$52,417	1.08%	0.95%	to	2.60%	21.32%	to	23.44%
2005	4,687	$9.96	to	$11.86	$53,911	1.11%	0.95%	to	2.60%	-3.68%	to	-2.15%
BlackRock Global Allocation V.I. Fund - Class III												
2009	102,963	$9.33	to	$9.61	$975,605	2.36%	0.95%	to	2.60%	17.80%	to	19.83%
2008	49,903	$7.92	to	$8.02	$397,800	(d)	0.95%	to	2.60%			(d)
2007	(d)			(d)	(d)	(d)			(d)			(d)
2006	(d)			(d)	(d)	(d)			(d)			(d)
2005	(d)			(d)	(d)	(d)			(d)			(d)
Columbia Asset Allocation Fund, Variable Series - Class A												
2009	22	$13.63	to	$14.00	$308	3.86%	1.40%	to	1.80%	21.81%	to	22.27%
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
2007	41	$15.82	to	$16.21	$668	2.48%	1.40%	to	1.90%	7.11%	to	7.64%
2006	36	$14.77	to	$15.06	$540	2.44%	1.40%	to	1.90%	9.65%	to	10.25%
2005	38	$13.47	to	$13.66	$523	2.49%	1.40%	to	1.90%	4.65%	to	5.08%
Columbia Federal Securities Fund, Variable Series - Class A												
2009	2	$11.70	to	$11.98	$22	8.16%	1.45%	to	1.80%	0.09%	to	0.42%
2008	2	$11.69	to	$11.93	$27	9.35%	1.45%	to	1.80%	6.18%	to	6.52%
2007	7	$11.01	to	$11.23	$80	6.21%	1.40%	to	1.80%	4.26%	to	4.76%
2006	8	$10.56	to	$10.72	$81	5.54%	1.40%	to	1.80%	1.83%	to	2.29%
2005	8	$10.37	to	$10.48	$85	5.71%	1.40%	to	1.80%	0.78%	to	1.06%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Large Cap Growth Fund, Variable Series - Class A												
2009	33	$9.95	to	$10.20	$331	0.68%	1.40%	to	1.90%	32.31%	to	32.99%
2008	34	$7.52	to	$7.67	$258	0.27%	1.40%	to	1.90%	-41.57%	to	-41.26%
2007	37	$12.87	to	$13.06	$484	0.39%	1.40%	to	1.90%	13.49%	to	14.16%
2006	48	$11.34	to	$11.44	$547	0.35%	1.40%	to	1.90%	8.21%	to	8.65%
2005	49	$10.48	to	$10.53	$515	(a)	1.40%	to	1.90%	(a)		
Columbia Small Cap Value Fund, Variable Series - Class B												
2009	9,211	$10.05	to	$17.36	$150,066	0.85%	0.95%	to	2.35%	21.97%	to	23.89%
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
2007	13,631	$11.74	to	$19.82	$256,889	0.27%	0.95%	to	2.60%	-5.11%	to	-3.56%
2006	16,991	$12.34	to	$20.60	$335,177	0.34%	0.95%	to	2.60%	16.24%	to	18.25%
2005	20,661	$10.59	to	$17.48	$348,817	-	0.95%	to	2.60%	3.09%	to	4.17%
Columbia Small Company Growth Fund, Variable Series - Class A												
2009	2	$14.55	to	$14.90	$25	-	1.45%	to	1.80%	23.41%	to	23.86%
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
2007	4	$20.29	to	$20.68	$91	-	1.40%	to	1.80%	11.42%	to	11.84%
2006	4	$18.21	to	$18.49	$82	-	1.40%	to	1.80%	10.36%	to	10.85%
2005	5	$16.50	to	$16.68	$78	-	1.40%	to	1.80%	0.86%	to	1.28%
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
2007	28,026	$11.47	to	$16.08	$373,387	1.66%	0.75%	to	2.60%	-1.39%	to	0.50%
2006	28,119	$11.61	to	$16.03	$376,023	2.91%	0.75%	to	2.60%	16.83%	to	19.05%
2005	24,383	$10.48	to	$13.50	$276,545	1.36%	0.75%	to	2.60%	2.87%	to	4.79%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
2007	57,227	$12.58	to	$19.59	$922,587	0.87%	0.75%	to	2.60%	14.18%	to	16.41%
2006	39,889	$10.97	to	$16.87	$561,251	1.09%	0.75%	to	2.60%	8.54%	to	10.61%
2005	20,525	$11.89	to	$15.29	$267,908	0.04%	0.75%	to	2.60%	13.64%	to	15.83%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Franklin Small Cap Value Securities Fund - Class 2									
2009	799	$14.56 to	$15.26	$12,115	1.65%	0.75% to	1.35%	27.41% to	28.14%
2008	611	$11.40 to	$11.94	$7,246	1.14%	0.75% to	1.35%	-33.92% to	-33.50%
2007	479	$17.21 to	$18.00	$8,548	0.71%	0.75% to	1.35%	-3.75% to	-3.14%
2006	304	$17.83 to	$18.63	$5,563	0.60%	0.75% to	1.35%	15.42% to	16.12%
2005	152	$15.41 to	$16.08	$2,400	0.59%	0.75% to	1.35%	7.34% to	7.94%
ING Balanced Portfolio - Class S									
2009	654	$8.76 to	$12.11	$6,899	4.06%	0.75% to	2.20%	16.33% to	18.15%
2008	724	$7.46 to	$10.25	$6,399	3.34%	0.75% to	2.55%	-30.08% to	-28.87%
2007	814	$10.66 to	$14.41	$9,901	2.48%	0.75% to	2.60%	2.60% to	4.57%
2006	908	$10.39 to	$13.78	$10,361	1.04%	0.75% to	2.60%	8.13% to	8.76%
2005	254	$12.18 to	$12.67	$3,170	2.07%	0.75% to	1.35%	2.61% to	3.26%
ING Intermediate Bond Portfolio - Class S									
2009	106,012	$9.60 to	$12.91	$1,241,312	6.19%	0.75% to	2.60%	8.41% to	10.44%
2008	104,672	$8.83 to	$11.69	$1,122,300	6.23%	0.75% to	2.60%	-11.04% to	-9.31%
2007	88,836	$10.20 to	$12.89	$1,068,161	4.53%	0.75% to	2.60%	2.96% to	4.88%
2006	53,039	$10.12 to	$12.29	$616,032	5.04%	0.75% to	2.60%	1.10% to	3.02%
2005	26,206	$10.01 to	$11.93	$300,774	3.92%	0.75% to	2.60%	0.71% to	2.14%
ING American Funds Asset Allocation Portfolio									
2009	35,172	$8.60 to	$8.81	$306,208	1.71%	0.95% to	2.35%	20.45% to	22.19%
2008	20,680	$7.13 to	$7.21	$148,369	(d)	0.95% to	2.60%		(d)
2007	(d)		(d)	(d)	(d)		(d)		(d)
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)
ING American Funds Bond Portfolio									
2009	49,758	$9.60 to	$10.04	$484,377	3.65%	0.75% to	2.60%	9.18% to	11.35%
2008	28,568	$8.77 to	$9.04	$252,168	(d)	0.75% to	2.60%		(d)
2007	(d)		(d)	(d)	(d)		(d)		(d)
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)

270

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth Portfolio												
2009	181,605	$7.75	to	$12.48	$2,104,447	1.86%	0.75%	to	2.60%	35.05%	to	37.77%
2008	181,107	$5.72	to	$9.09	$1,544,265	0.86%	0.75%	to	2.60%	-45.73%	to	-44.72%
2007	156,541	$12.02	to	$16.46	$2,455,766	0.26%	0.75%	to	2.60%	8.83%	to	10.93%
2006	138,030	$10.99	to	$14.87	$1,979,019	0.18%	0.75%	to	2.60%	6.76%	to	8.77%
2005	113,508	$10.57	to	$13.69	$1,516,773	-	0.75%	to	2.60%	12.69%	to	14.48%
ING American Funds Growth-Income Portfolio												
2009	127,548	$8.12	to	$11.61	$1,376,389	2.28%	0.75%	to	2.60%	27.18%	to	29.60%
2008	127,441	$6.36	to	$8.98	$1,074,885	1.56%	0.75%	to	2.60%	-39.84%	to	-38.66%
2007	114,229	$11.40	to	$14.67	$1,595,008	1.00%	0.75%	to	2.60%	1.81%	to	3.73%
2006	100,590	$11.15	to	$14.17	$1,374,118	0.69%	0.75%	to	2.60%	11.59%	to	13.72%
2005	84,695	$10.10	to	$12.48	$1,031,247	0.35%	0.75%	to	2.60%	2.55%	to	4.26%
ING American Funds International Portfolio												
2009	84,125	$8.00	to	$18.25	$1,387,295	3.37%	0.75%	to	2.60%	38.56%	to	41.37%
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%
2007	72,838	$13.49	to	$22.71	$1,548,000	0.88%	0.75%	to	2.60%	16.30%	to	18.47%
2006	58,897	$11.54	to	$19.20	$1,078,309	0.71%	0.75%	to	2.60%	15.21%	to	17.53%
2005	43,010	$10.99	to	$16.38	$683,490	0.49%	0.75%	to	2.60%	17.83%	to	19.82%
ING American Funds World Allocation Portfolio - Service Class												
2009	8,491	$11.91	to	$13.13	$102,079	0.49%	0.95%	to	2.35%	31.60%	to	33.44%
2008	1,447	$9.05	to	$9.09	$13,128	(d)	1.00%	to	2.35%			(d)
2007	(d)			(d)	(d)	(d)			(d)			(d)
2006	(d)			(d)	(d)	(d)			(d)			(d)
2005	(d)			(d)	(d)	(d)			(d)			(d)
ING Artio Foreign Portfolio - Service Class												
2009	46,393	$6.65	to	$14.60	$601,656	3.12%	0.80%	to	2.60%	17.18%	to	19.31%
2008	45,525	$5.66	to	$12.36	$499,269	-	0.80%	to	2.60%	-45.12%	to	-44.08%
2007	45,509	$13.89	to	$22.32	$908,393	0.08%	0.80%	to	2.60%	13.41%	to	15.51%
2006	36,012	$12.18	to	$19.50	$630,618	-	0.80%	to	2.60%	25.82%	to	28.14%
2005	25,762	$11.80	to	$15.36	$356,543	0.07%	0.80%	to	2.60%	12.41%	to	14.30%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Artio Foreign Portfolio - Service 2 Class									
2009	3,309	$10.93 to	$15.91	$46,737	2.84%	1.40% to	2.20%	17.40% to	18.38%
2008	3,270	$9.31 to	$13.44	$38,955	-	1.40% to	2.20%	-44.98% to	-44.49%
2007	3,447	$16.92 to	$24.21	$74,247	-	1.40% to	2.20%	13.71% to	14.58%
2006	3,419	$14.88 to	$21.13	$64,469	-	1.40% to	2.20%	26.21% to	27.29%
2005	2,592	$11.79 to	$16.60	$39,182	0.03%	1.40% to	2.20%	12.64% to	13.54%
ING BlackRock Inflation Protected Bond Portfolio - Service Class									
2009	15,090	$10.49 to	$10.64	$159,401	(e)	0.75% to	2.60%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class									
2009	19	$7.58 to	$7.71	$148	0.72%	0.75% to	1.35%	28.69% to	29.58%
2008	22	$5.89 to	$5.95	$131	-	0.75% to	1.35%	-39.71% to	-39.35%
2007	25	$9.77 to	$9.81	$244	(c)	0.75% to	1.35%	(c)	
2006	(c)	(c)		(c)	(c)	(c)		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
ING BlackRock Large Cap Growth Portfolio - Service Class									
2009	13,216	$8.21 to	$10.60	$130,165	0.32%	0.75% to	2.60%	26.78% to	29.32%
2008	12,227	$6.41 to	$8.22	$94,345	-	0.75% to	2.60%	-40.61% to	-39.55%
2007	11,875	$10.92 to	$13.69	$153,507	-	0.75% to	2.60%	3.98% to	5.97%
2006	11,782	$10.38 to	$12.92	$145,523	-	0.75% to	2.60%	4.34% to	6.25%
2005	12,937	$10.88 to	$12.16	$151,911	-	0.80% to	2.60%	7.76% to	9.39%
ING BlackRock Large Cap Value Portfolio - Service Class									
2009	2,532	$8.02 to	$10.76	$25,192	0.39%	0.90% to	2.35%	10.27% to	11.85%
2008	3,077	$7.26 to	$9.62	$27,597	0.31%	0.90% to	2.35%	-36.86% to	-35.91%
2007	4,072	$11.46 to	$15.01	$57,552	0.41%	0.90% to	2.60%	1.59% to	3.33%
2006	5,107	$11.24 to	$14.53	$70,539	0.59%	0.80% to	2.60%	13.51% to	15.32%
2005	3,466	$10.53 to	$12.64	$42,124	-	0.80% to	2.45%	2.92% to	4.46%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING BlackRock Large Cap Value Portfolio - Service 2 Class									
2009	198	$8.48	to $12.45	$2,189	0.23%	1.40%	to 2.20%	10.22%	to 11.06%
2008	220	$7.69	to $11.21	$2,212	0.15%	1.40%	to 2.20%	-36.86%	to -36.31%
2007	270	$12.18	to $17.60	$4,303	0.23%	1.40%	to 2.20%	1.84%	to 2.62%
2006	291	$11.96	to $17.15	$4,559	0.51%	1.40%	to 2.20%	13.69%	to 14.64%
2005	225	$10.52	to $14.96	$3,132	-	1.40%	to 2.20%	2.92%	to 3.60%
ING Clarion Global Real Estate Portfolio - Service Class									
2009	16,302	$7.49	to $9.65	$151,036	2.43%	0.75%	to 2.60%	29.94%	to 32.34%
2008	16,758	$5.69	to $7.30	$118,550	-	0.75%	to 2.60%	-42.79%	to -41.83%
2007	11,754	$11.74	to $12.55	$145,395	3.55%	0.95%	to 2.60%	-9.70%	to -8.19%
2006	5,601	$12.93	to $13.67	$76,113	(b)	0.95%	to 2.60%		(b)
2005	(b)		(b)	(b)	(b)		(b)		(b)
ING Clarion Global Real Estate Portfolio - Service 2 Class									
2009	247	$9.16	to $9.44	$2,299	2.15%	1.40%	to 2.20%	30.30%	to 31.48%
2008	239	$7.03	to $7.18	$1,695	-	1.40%	to 2.20%	-42.61%	to -42.19%
2007	222	$12.25	to $12.42	$2,736	3.30%	1.40%	to 2.20%	-9.46%	to -8.68%
2006	133	$13.53	to $13.60	$1,807	(b)	1.40%	to 2.20%		(b)
2005	(b)		(b)	(b)	(b)		(b)		(b)
ING Clarion Real Estate Portfolio - Service Class									
2009	7,573	$7.94	to $64.36	$307,226	3.51%	0.50%	to 2.60%	32.26%	to 35.21%
2008	8,954	$5.97	to $47.60	$270,838	1.26%	0.50%	to 2.60%	-40.10%	to -38.82%
2007	11,227	$9.92	to $77.80	$578,834	1.18%	0.50%	to 2.60%	-19.87%	to -18.16%
2006	14,683	$12.29	to $95.06	$970,402	1.16%	0.50%	to 2.60%	34.09%	to 36.95%
2005	13,345	$11.63	to $69.41	$683,995	1.06%	0.50%	to 2.60%	13.76%	to 16.21%
ING Clarion Real Estate Portfolio - Service 2 Class									
2009	1,228	$10.01	to $18.07	$18,836	3.33%	1.40%	to 2.20%	32.76%	to 33.80%
2008	1,378	$7.54	to $13.51	$15,856	1.08%	1.40%	to 2.20%	-39.97%	to -39.44%
2007	1,592	$12.56	to $22.31	$30,569	1.05%	1.40%	to 2.20%	-19.69%	to -19.02%
2006	1,706	$15.64	to $27.55	$40,981	1.18%	1.40%	to 2.20%	34.36%	to 35.51%
2005	1,604	$11.64	to $20.33	$28,990	1.02%	1.40%	to 2.20%	14.13%	to 14.92%

273

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Health Sciences Portfolio - Service Class												
2009	16,988	$8.19	to	$11.11	$179,816	-	0.90%	to	2.60%	16.96%	to	19.08%
2008	18,362	$6.98	to	$9.33	$164,749	0.14%	0.90%	to	2.60%	-30.52%	to	-29.35%
2007	16,047	$11.93	to	$13.21	$205,635	0.13%	0.80%	to	2.60%	5.72%	to	7.68%
2006	16,005	$11.22	to	$12.28	$192,226	-	0.80%	to	2.60%	10.88%	to	12.96%
2005	14,969	$10.26	to	$10.96	$160,600	0.01%	0.80%	to	2.60%	7.63%	to	9.37%
ING Evergreen Omega Portfolio - Service Class												
2009	7,714	$11.30	to	$13.39	$93,436	0.43%	0.75%	to	2.35%	39.16%	to	41.39%
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
2007	701	$11.48	to	$13.17	$8,527	0.08%	0.75%	to	2.55%	8.85%	to	10.77%
2006	950	$10.53	to	$11.89	$10,532	-	0.75%	to	2.60%	2.84%	to	4.85%
2005	748	$10.22	to	$11.34	$7,994	-	0.75%	to	2.60%	1.72%	to	2.95%
ING Evergreen Omega Portfolio - Service 2 Class												
2009	74	$11.30	to	$12.25	$879	-	1.40%	to	2.20%	38.99%	to	40.16%
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
2007	109	$11.48	to	$12.25	$1,301	-	1.40%	to	2.20%	9.02%	to	9.87%
2006	122	$10.53	to	$11.15	$1,331	-	1.40%	to	2.20%	3.03%	to	4.01%
2005	91	$10.22	to	$10.72	$961	-	1.40%	to	2.20%	1.63%	to	2.29%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
2007	65,165	$12.21	to	$17.86	$1,061,996	0.15%	0.50%	to	2.60%	11.47%	to	13.53%
2006	43,307	$10.93	to	$15.29	$627,079	-	0.80%	to	2.60%	9.06%	to	11.10%
2005	43,185	$10.18	to	$13.79	$569,837	-	0.80%	to	2.60%	14.35%	to	15.88%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
2007	2,406	$14.37	to	$21.75	$47,072	0.01%	1.40%	to	2.20%	11.74%	to	12.69%
2006	2,079	$12.86	to	$19.30	$36,090	-	1.40%	to	2.20%	9.35%	to	10.22%
2005	1,777	$11.76	to	$17.51	$28,369	-	1.40%	to	2.20%	14.30%	to	15.12%

274

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Focus 5 Portfolio - Service Class												
2009	22,107	$6.85	to	$7.77	$154,311	-	0.75%	to	2.35%	18.92%	to	21.03%
2008	22,447	$5.76	to	$6.42	$130,749	2.64%	0.75%	to	2.35%	-44.40%	to	-43.67%
2007	9,583	$10.36	to	$10.42	$99,541	(c)	1.00%	to	2.35%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
ING Franklin Income Portfolio - Service Class												
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
2007	31,117	$10.83	to	$11.20	$342,076	1.18%	0.95%	to	2.60%	-0.09%	to	1.64%
2006	14,383	$10.84	to	$11.02	$156,693	(b)	0.95%	to	2.60%	(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		
ING Franklin Income Portfolio - Service 2 Class												
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%
2007	824	$10.89	to	$11.04	$9,020	1.27%	1.40%	to	2.20%	0.28%	to	1.10%
2006	268	$10.86	to	$10.92	$2,916	(b)	1.40%	to	2.20%	(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		
ING Franklin Mutual Shares Portfolio - Service Class												
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
2007	16,820	$11.79	to	$11.92	$199,485	(c)	0.95%	to	2.60%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
2007	54,307	$9.53	to	$9.64	$520,590	(c)	0.95%	to	2.60%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
2007	20,069	$14.96	to	$52.95	$828,047	0.01%	0.80%	to	2.60%	29.83%	to	32.18%
2006	16,489	$11.47	to	$40.06	$529,809	0.18%	0.80%	to	2.60%	18.24%	to	20.44%
2005	13,480	$13.27	to	$33.26	$373,920	0.72%	0.80%	to	2.60%	34.63%	to	36.65%
ING Global Resources Portfolio - Service 2 Class												
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%
2007	1,436	$21.52	to	$32.84	$41,169	-	1.40%	to	2.20%	30.19%	to	31.20%
2006	1,445	$16.53	to	$25.03	$31,781	0.10%	1.40%	to	2.20%	18.49%	to	19.47%
2005	1,203	$13.95	to	$20.95	$22,547	0.75%	1.40%	to	2.20%	34.72%	to	35.69%
ING Janus Contrarian Portfolio - Service Class												
2009	40,957	$6.93	to	$13.14	$460,273	0.58%	0.90%	to	2.60%	32.81%	to	35.22%
2008	48,636	$5.19	to	$9.72	$407,973	0.63%	0.90%	to	2.60%	-50.31%	to	-49.44%
2007	46,762	$14.17	to	$19.24	$784,615	-	0.90%	to	2.60%	17.74%	to	19.78%
2006	10,578	$11.99	to	$16.07	$149,666	0.42%	0.90%	to	2.60%	19.84%	to	22.00%
2005	6,969	$11.34	to	$13.19	$81,462	0.06%	0.90%	to	2.60%	12.73%	to	14.58%
ING Janus Contrarian Portfolio - Service 2 Class												
2009	1,441	$10.89	to	$18.21	$21,856	0.31%	1.40%	to	2.20%	33.13%	to	34.29%
2008	1,646	$8.18	to	$13.56	$18,745	0.42%	1.40%	to	2.20%	-50.18%	to	-49.78%
2007	1,722	$16.42	to	$27.00	$39,413	-	1.40%	to	2.20%	18.13%	to	19.10%
2006	370	$13.90	to	$22.67	$7,234	0.34%	1.40%	to	2.20%	20.14%	to	21.10%
2005	225	$11.57	to	$18.72	$3,755	0.07%	1.40%	to	2.20%	13.00%	to	13.80%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
2007	35,157	$18.01	to	$27.00	$867,350	0.89%	0.80%	to	2.60%	34.89%	to	37.40%
2006	27,668	$13.29	to	$19.65	$502,767	0.50%	0.80%	to	2.60%	32.26%	to	34.68%
2005	22,412	$13.00	to	$14.59	$305,326	0.07%	0.80%	to	2.60%	31.85%	to	33.73%

276

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
2007	1,430	$25.11	to	$39.30	$47,813	0.89%	1.40%	to	2.20%	35.15%	to	36.32%
2006	1,436	$18.58	to	$28.83	$35,277	0.49%	1.40%	to	2.20%	32.71%	to	33.78%
2005	1,054	$14.00	to	$21.55	$19,778	0.08%	1.40%	to	2.20%	31.71%	to	32.62%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%
2007	16,728	$10.76	to	$15.37	$236,387	0.13%	0.80%	to	2.60%	-4.25%	to	-2.50%
2006	16,274	$11.18	to	$15.92	$239,483	-	0.80%	to	2.60%	13.63%	to	15.74%
2005	13,753	$10.36	to	$13.89	$177,486	-	0.80%	to	2.60%	-13.35%	to	1.91%
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
2007	3,257	$11.31	to	$17.62	$50,959	-	1.40%	to	2.20%	-4.07%	to	-3.24%
2006	3,320	$11.79	to	$18.21	$54,102	-	1.40%	to	2.20%	13.91%	to	14.82%
2005	3,144	$10.35	to	$15.86	$45,409	-	1.40%	to	2.20%	1.34%	to	2.12%
ING Limited Maturity Bond Portfolio - Service Class												
2009	5,258	$10.44	to	$27.44	$113,748	4.79%	0.50%	to	2.25%	4.76%	to	6.65%
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
2007	8,412	$10.17	to	$25.92	$176,466	1.99%	0.50%	to	2.25%	3.35%	to	5.24%
2006	10,711	$18.26	to	$24.63	$216,291	3.51%	0.50%	to	2.25%	1.53%	to	3.31%
2005	13,640	$17.66	to	$23.84	$269,644	4.59%	0.50%	to	2.25%	-0.67%	to	1.10%
ING Liquid Assets Portfolio - Service Class												
2009	97,754	$9.82	to	$19.41	$1,494,964	0.11%	0.75%	to	2.60%	-2.33%	to	-0.41%
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
2007	68,096	$10.32	to	$19.17	$1,050,018	4.98%	0.75%	to	2.60%	2.18%	to	4.18%
2006	46,163	$10.10	to	$18.40	$710,117	5.15%	0.75%	to	2.60%	1.92%	to	3.84%
2005	38,622	$9.89	to	$17.72	$582,359	3.06%	0.75%	to	2.60%	0.15%	to	2.01%

277

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Liquid Assets Portfolio - Service 2 Class												
2009	3,118	$10.23	to	$10.58	$32,318	0.06%	1.40%	to	2.20%	-2.00%	to	-1.12%
2008	5,349	$10.40	to	$10.70	$56,288	2.09%	1.40%	to	2.20%	0.10%	to	0.85%
2007	2,311	$10.36	to	$10.64	$24,213	4.67%	1.40%	to	2.20%	2.44%	to	3.31%
2006	1,518	$10.07	to	$10.34	$15,430	4.99%	1.40%	to	2.20%	2.29%	to	3.11%
2005	1,143	$9.81	to	$10.08	$11,307	3.20%	1.40%	to	2.20%	0.40%	to	1.22%
ING Lord Abbett Affiliated Portfolio - Service Class												
2009	5,806	$8.46	to	$11.24	$57,701	0.69%	0.90%	to	2.45%	15.79%	to	17.78%
2008	6,883	$7.23	to	$9.55	$58,611	2.38%	0.90%	to	2.60%	-38.24%	to	-37.15%
2007	8,922	$11.58	to	$15.21	$122,006	1.66%	0.90%	to	2.60%	1.44%	to	3.19%
2006	11,650	$11.28	to	$14.74	$155,652	0.80%	0.90%	to	2.60%	14.60%	to	16.57%
2005	10,892	$10.40	to	$12.66	$126,090	1.17%	0.90%	to	2.55%	2.87%	to	4.54%
ING Lord Abbett Affiliated Portfolio - Service 2 Class												
2009	181	$8.73	to	$12.29	$1,991	0.57%	1.40%	to	2.20%	15.94%	to	16.94%
2008	200	$7.53	to	$10.51	$1,892	2.29%	1.40%	to	2.20%	-38.02%	to	-37.55%
2007	225	$12.15	to	$16.83	$3,428	1.63%	1.40%	to	2.20%	1.76%	to	2.56%
2006	245	$11.94	to	$16.41	$3,685	0.83%	1.40%	to	2.20%	14.70%	to	15.73%
2005	208	$10.41	to	$14.18	$2,804	1.27%	1.40%	to	2.20%	3.15%	to	3.89%
ING Marsico Growth Portfolio - Service Class												
2009	34,422	$7.78	to	$15.53	$460,437	0.84%	0.80%	to	2.60%	25.61%	to	28.03%
2008	37,553	$6.17	to	$12.13	$397,436	0.52%	0.80%	to	2.60%	-41.84%	to	-40.80%
2007	41,695	$12.20	to	$20.49	$758,194	-	0.80%	to	2.60%	11.21%	to	13.20%
2006	44,891	$10.86	to	$18.69	$732,265	-	0.50%	to	2.60%	2.22%	to	4.41%
2005	51,436	$10.77	to	$17.90	$818,414	-	0.50%	to	2.60%	6.08%	to	8.35%
ING Marsico Growth Portfolio - Service 2 Class												
2009	1,476	$9.04	to	$13.16	$17,480	0.69%	1.40%	to	2.20%	26.08%	to	27.03%
2008	1,535	$7.17	to	$10.36	$14,277	0.32%	1.40%	to	2.20%	-41.75%	to	-41.24%
2007	1,666	$12.31	to	$17.63	$26,446	-	1.40%	to	2.20%	11.50%	to	12.44%
2006	1,736	$11.04	to	$15.68	$24,784	-	1.40%	to	2.20%	2.51%	to	3.29%
2005	1,600	$10.77	to	$15.18	$22,546	-	1.40%	to	2.20%	6.47%	to	7.20%

278

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Marsico International Opportunities Portfolio - Service Class									
2009	14,798	$7.04	to $12.48	$175,866	1.22%	0.75%	to 2.60%	33.99%	to 36.62%
2008	18,200	$5.23	to $9.16	$160,191	1.13%	0.75%	to 2.60%	-50.83%	to -49.95%
2007	16,499	$14.26	to $18.30	$294,956	0.87%	0.90%	to 2.60%	17.41%	to 19.53%
2006	11,871	$12.08	to $15.31	$179,220	0.03%	0.90%	to 2.60%	20.78%	to 22.89%
2005	10,005	$12.32	to $12.46	$123,938	(a)	0.90%	to 2.60%	(a)	
ING MFS Total Return Portfolio - Service Class									
2009	35,805	$8.98	to $28.47	$797,586	2.44%	0.50%	to 2.60%	14.78%	to 17.31%
2008	38,189	$7.77	to $24.27	$740,739	5.93%	0.50%	to 2.60%	-24.37%	to -22.73%
2007	43,202	$10.21	to $31.41	$1,114,781	2.83%	0.50%	to 2.60%	1.28%	to 3.49%
2006	48,171	$11.08	to $30.35	$1,227,770	2.28%	0.50%	to 2.60%	9.10%	to 11.38%
2005	53,957	$10.15	to $27.25	$1,266,332	2.23%	0.50%	to 2.60%	0.19%	to 2.37%
ING MFS Total Return Portfolio - Service 2 Class									
2009	2,933	$9.84	to $12.80	$34,335	2.28%	1.40%	to 2.20%	15.09%	to 16.05%
2008	3,225	$8.55	to $11.03	$32,705	5.67%	1.40%	to 2.20%	-24.13%	to -23.51%
2007	3,710	$11.27	to $14.42	$49,366	2.89%	1.40%	to 2.20%	1.53%	to 2.35%
2006	4,025	$11.10	to $14.09	$52,787	2.19%	1.40%	to 2.20%	9.36%	to 10.25%
2005	4,017	$10.15	to $12.78	$48,425	2.28%	1.40%	to 2.20%	0.47%	to 1.27%
ING MFS Utilities Portfolio - Service Class									
2009	28,774	$8.04	to $15.20	$416,638	5.29%	0.75%	to 2.60%	29.34%	to 31.87%
2008	31,245	$6.19	to $11.55	$347,825	3.74%	0.75%	to 2.60%	-39.34%	to -38.27%
2007	27,331	$15.42	to $18.71	$499,704	0.74%	0.80%	to 2.60%	24.10%	to 26.38%
2006	18,136	$12.35	to $14.82	$264,982	0.08%	0.80%	to 2.60%	27.43%	to 29.83%
2005	13,290	$10.19	to $11.44	$151,085	(a)	0.80%	to 2.60%	(a)	
ING Oppenheimer Active Allocation Portfolio - Service Class									
2009	2,217	$10.51	to $12.98	$23,532	1.10%	0.95%	to 2.35%	24.97%	to 26.39%
2008	412	$8.41	to $8.45	$3,471	(d)	1.15%	to 2.35%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	

279

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO High Yield Portfolio - Service Class												
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
2007	48,061	$10.74	to	$12.70	$574,507	6.90%	0.50%	to	2.60%	0.17%	to	2.37%
2006	54,855	$10.86	to	$12.45	$649,202	6.60%	0.50%	to	2.60%	6.14%	to	8.41%
2005	56,422	$10.21	to	$11.52	$624,247	6.59%	0.50%	to	2.60%	1.58%	to	3.76%
ING PIMCO Total Return Bond Portfolio - Service Class												
2009	184,659	$11.14	to	$19.42	$2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
2007	67,225	$10.85	to	$16.53	$963,329	2.80%	0.75%	to	2.60%	6.15%	to	8.18%
2006	46,467	$10.19	to	$15.28	$629,159	2.44%	0.75%	to	2.60%	1.66%	to	3.54%
2005	46,819	$10.01	to	$14.76	$619,526	3.52%	0.75%	to	2.60%	-0.19%	to	1.72%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2009	5,514	$12.33	to	$14.04	$73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
2007	4,084	$10.85	to	$12.14	$47,659	3.23%	1.40%	to	2.20%	6.37%	to	7.24%
2006	3,836	$10.20	to	$11.32	$41,970	2.47%	1.40%	to	2.20%	2.00%	to	2.82%
2005	3,333	$10.00	to	$11.01	$35,739	3.46%	1.40%	to	2.20%	0.20%	to	0.82%
ING Pioneer Fund Portfolio - Service Class												
2009	5,109	$8.39	to	$10.64	$51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%
2007	6,910	$11.59	to	$13.33	$89,772	1.01%	0.75%	to	2.60%	2.26%	to	4.30%
2006	7,815	$12.39	to	$12.78	$98,275	-	0.75%	to	2.60%	13.77%	to	15.87%
2005	7,507	$10.89	to	$11.03	$82,253	(a)	0.75%	to	2.60%			(a)
ING Pioneer Mid Cap Value Portfolio - Service Class												
2009	56,025	$8.41	to	$10.54	$563,986	1.19%	0.75%	to	2.60%	21.84%	to	24.29%
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
2007	52,138	$11.64	to	$12.78	$648,885	0.53%	0.75%	to	2.60%	2.70%	to	4.75%
2006	52,297	$11.19	to	$12.20	$627,662	0.19%	0.75%	to	2.60%	9.44%	to	11.52%
2005	54,549	$10.04	to	$10.94	$592,996	(a)	0.75%	to	2.60%			(a)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Conservative Portfolio - Adviser Class												
2009	48,192	$8.30	to	$8.32	$400,422	(e)	0.95%	to	2.35%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING Retirement Growth Portfolio - Adviser Class												
2009	484,226	$9.35	to	$9.38	$4,534,412	(e)	0.95%	to	2.60%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2009	322,936	$9.61	to	$9.64	$3,108,225	(e)	0.95%	to	2.60%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING Retirement Moderate Portfolio - Adviser Class												
2009	186,216	$9.84	to	$9.87	$1,834,949	(e)	0.95%	to	2.60%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2009	75,826	$9.45	to	$52.21	$2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
2007	70,829	$10.22	to	$54.94	$2,706,874	1.81%	0.80%	to	2.60%	1.64%	to	3.56%
2006	65,649	$11.17	to	$53.05	$2,587,523	1.18%	0.80%	to	2.60%	11.64%	to	13.72%
2005	59,970	$10.68	to	$46.65	$2,239,487	1.30%	0.80%	to	2.60%	5.33%	to	6.87%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2009	5,711	$11.22	to	$16.31	$83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
2007	7,127	$12.18	to	$17.43	$111,811	1.70%	1.40%	to	2.20%	1.92%	to	2.77%
2006	7,567	$11.95	to	$16.96	$115,607	1.16%	1.40%	to	2.20%	12.00%	to	12.92%
2005	6,643	$10.67	to	$15.02	$91,512	1.33%	1.40%	to	2.20%	5.34%	to	6.08%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
2007	30,810	$11.55	to	$41.46	$945,504	1.39%	0.50%	to	2.60%	0.39%	to	2.52%
2006	33,077	$12.03	to	$40.44	$1,025,488	1.30%	0.50%	to	2.60%	15.98%	to	18.52%
2005	34,766	$10.34	to	$34.12	$940,116	1.16%	0.50%	to	2.60%	1.18%	to	3.39%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
2007	2,243	$12.11	to	$16.68	$34,714	1.32%	1.40%	to	2.20%	0.67%	to	1.52%
2006	2,374	$12.03	to	$16.43	$36,444	1.32%	1.40%	to	2.20%	16.34%	to	17.27%
2005	2,369	$10.34	to	$14.01	$31,279	1.12%	1.40%	to	2.20%	1.62%	to	2.26%
ING Templeton Global Growth Portfolio - Service Class												
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
2007	18,291	$11.69	to	$30.60	$448,072	1.03%	0.50%	to	2.60%	-0.30%	to	1.90%
2006	18,750	$11.67	to	$30.03	$466,167	0.89%	0.50%	to	2.60%	19.00%	to	21.33%
2005	17,674	$11.00	to	$24.75	$373,570	0.70%	0.50%	to	2.40%	7.40%	to	9.32%
ING Templeton Global Growth Portfolio - Service 2 Class												
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
2007	464	$13.10	to	$19.68	$8,169	0.90%	1.40%	to	2.20%	0.00%	to	0.87%
2006	481	$13.10	to	$19.51	$8,479	0.84%	1.40%	to	2.20%	19.09%	to	20.06%
2005	429	$11.00	to	$16.25	$6,469	0.75%	1.40%	to	2.20%	7.47%	to	8.20%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Global Franchise Portfolio - Service Class												
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
2007	20,324	$12.28	to	$17.98	$339,631	-	0.80%	to	2.60%	6.81%	to	8.84%
2006	19,786	$11.43	to	$16.52	$308,178	1.62%	0.80%	to	2.60%	18.18%	to	20.32%
2005	16,288	$10.56	to	$13.73	$213,710	0.22%	0.80%	to	2.60%	8.87%	to	10.46%
ING Van Kampen Global Franchise Portfolio - Service 2 Class												
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%
2007	5,104	$14.09	to	$18.55	$86,794	-	1.40%	to	2.20%	7.15%	to	8.04%
2006	5,309	$13.15	to	$17.17	$84,046	1.67%	1.40%	to	2.20%	18.47%	to	19.44%
2005	4,920	$11.10	to	$14.38	$66,237	0.14%	1.40%	to	2.20%	8.82%	to	9.69%
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class												
2009	4,278	$9.67	to	$12.17	$41,756	3.07%	0.95%	to	2.35%	13.22%	to	14.45%
2008	318	$8.54	to	$8.58	$2,725	(d)	1.15%	to	2.35%		(d)	
2007	(d)	(d)			(d)	(d)	(d)				(d)	
2006	(d)	(d)			(d)	(d)	(d)				(d)	
2005	(d)	(d)			(d)	(d)	(d)				(d)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
2007	24,948	$11.42	to	$36.83	$739,205	1.52%	0.50%	to	2.60%	-0.08%	to	2.08%
2006	28,474	$11.39	to	$36.08	$851,385	1.15%	0.50%	to	2.60%	13.07%	to	15.42%
2005	29,601	$10.97	to	$31.26	$791,655	1.01%	0.50%	to	2.55%	7.61%	to	9.53%
ING Van Kampen Growth and Income Portfolio - Service 2 Class												
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
2007	4,845	$12.44	to	$17.30	$77,095	1.37%	1.40%	to	2.20%	0.16%	to	0.99%
2006	5,087	$12.42	to	$17.13	$80,594	1.05%	1.40%	to	2.20%	13.32%	to	14.20%
2005	4,997	$10.96	to	$15.00	$70,383	1.00%	1.40%	to	2.20%	7.63%	to	8.32%

283

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2009	1,807	$8.89	to	$12.84	$16,529	0.58%	0.90%	to	2.35%	27.00%	to	28.92%
2008	924	$6.95	to	$7.33	$6,594	0.84%	0.90%	to	2.35%	-34.33%	to	-33.36%
2007	1,325	$10.43	to	$11.00	$14,310	-	0.90%	to	2.35%	-6.00%	to	-4.51%
2006	2,157	$10.94	to	$11.52	$24,614	0.54%	0.90%	to	2.60%	16.79%	to	17.90%
2005	7	$9.71	to	$9.72	$71	(a)	1.40%	to	2.35%		(a)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class												
2009	47	$8.89	to	$9.19	$425	0.50%	1.40%	to	2.20%	26.82%	to	27.82%
2008	52	$7.01	to	$7.19	$369	0.79%	1.40%	to	2.20%	-34.30%	to	-33.79%
2007	60	$10.67	to	$10.86	$641	-	1.40%	to	2.20%	-5.99%	to	-5.15%
2006	115	$11.35	to	$11.45	$1,313	(b)	1.40%	to	2.20%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Diversified International Fund - Class R												
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
2007	34	$11.78	to	$11.86	$398	2.53%	0.75%	to	1.35%	10.40%	to	10.67%
2006	7	$10.67	to	$10.68	$76	(b)	1.00%	to	1.35%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
2007	32	$15.35	to	$16.66	$519	0.53%	0.75%	to	1.35%	-4.20%	to	-3.60%
2006	36	$15.96	to	$17.34	$611	0.02%	0.75%	to	1.35%	13.90%	to	14.58%
2005	33	$13.96	to	$15.17	$483	0.19%	0.75%	to	1.35%	6.56%	to	7.00%
ING Baron Small Cap Growth Portfolio - Service Class												
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%
2007	18,283	$11.41	to	$18.82	$240,630	-	0.75%	to	2.60%	3.35%	to	5.32%
2006	11,736	$11.00	to	$17.87	$147,898	-	0.75%	to	2.60%	12.27%	to	14.40%
2005	5,940	$10.91	to	$15.62	$66,027	-	0.75%	to	2.60%	5.94%	to	6.55%

284

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Columbia Small Cap Value Portfolio - Service Class						
2009	19,380	$7.80 to $9.08	$156,330	1.23%	0.95% to 2.60%	21.50% to 23.51%
2008	20,680	$6.42 to $7.36	$136,090	0.10%	0.95% to 2.60%	-35.80% to -34.69%
2007	14,188	$10.00 to $11.27	$144,098	0.12%	0.95% to 2.60%	0.30% to 2.08%
2006	7,129	$9.97 to $11.06	$71,511	(b)	0.95% to 2.60%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Davis New York Venture Portfolio - Service Class						
2009	30,411	$8.08 to $11.93	$266,995	0.67%	0.75% to 2.60%	28.14% to 30.66%
2008	27,384	$6.28 to $9.15	$185,900	0.86%	0.75% to 2.60%	-40.84% to -39.67%
2007	16,069	$11.14 to $15.21	$182,872	0.26%	0.75% to 2.60%	1.46% to 3.31%
2006	8,295	$10.98 to $14.75	$92,112	0.01%	0.75% to 2.60%	11.41% to 13.07%
2005	210	$9.90 to $13.09	$2,221	-	0.75% to 2.20%	2.53% to 3.05%
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2009	6,384	$8.42 to $14.90	$67,915	1.46%	0.75% to 2.55%	22.50% to 24.69%
2008	3,989	$6.86 to $11.95	$35,664	2.75%	0.75% to 2.55%	-34.77% to -33.54%
2007	1,393	$13.50 to $17.98	$23,165	0.56%	0.75% to 2.60%	-0.37% to 1.58%
2006	1,576	$13.55 to $17.70	$25,829	-	0.75% to 2.60%	13.48% to 15.61%
2005	1,732	$11.93 to $15.31	$24,632	0.29%	0.75% to 2.60%	5.66% to 7.74%
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2009	8,824	$8.14 to $10.75	$89,393	-	0.75% to 2.55%	28.61% to 30.90%
2008	10,153	$6.28 to $8.23	$79,359	-	0.75% to 2.55%	-40.88% to -39.75%
2007	11,590	$10.62 to $13.69	$152,199	-	0.75% to 2.60%	-4.49% to -2.68%
2006	12,234	$11.97 to $14.09	$166,845	-	0.75% to 2.60%	7.21% to 9.18%
2005	12,230	$11.15 to $12.93	$154,616	-	0.75% to 2.60%	8.29% to 10.14%
ING Oppenheimer Global Portfolio - Initial Class						
2009	618	$11.50 to $12.26	$7,415	2.34%	0.75% to 2.10%	36.74% to 38.53%
2008	762	$8.38 to $8.85	$6,611	2.25%	0.75% to 2.20%	-41.64% to -40.76%
2007	972	$14.20 to $14.94	$14,307	1.09%	0.75% to 2.60%	3.80% to 5.81%
2006	1,210	$13.68 to $14.12	$16,934	0.07%	0.75% to 2.60%	14.95% to 17.08%
2005	1,523	$11.90 to $12.06	$18,307	(a)	0.75% to 2.60%	(a)

285

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Service Class												
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
2007	10,498	$12.05	to	$18.62	$160,036	0.96%	0.75%	to	2.60%	3.55%	to	5.56%
2006	7,433	$11.61	to	$17.69	$108,798	0.07%	0.75%	to	2.60%	14.56%	to	16.69%
2005	2,571	$11.89	to	$15.19	$32,615	1.19%	0.75%	to	2.60%	10.32%	to	12.43%
ING Oppenheimer Strategic Income Portfolio - Service Class												
2009	732	$11.47	to	$11.80	$8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
2007	862	$11.53	to	$11.72	$10,045	4.43%	0.75%	to	1.35%	7.16%	to	7.82%
2006	384	$10.76	to	$10.87	$4,165	0.12%	0.75%	to	1.35%	6.75%	to	7.41%
2005	306	$10.08	to	$10.12	$3,093	(a)	0.75%	to	1.35%		(a)	
ING PIMCO Total Return Portfolio - Service Class												
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
2007	386	$11.72	to	$13.06	$4,744	3.24%	0.75%	to	1.35%	7.92%	to	8.56%
2006	259	$10.86	to	$12.03	$2,982	1.65%	0.75%	to	1.35%	2.55%	to	3.26%
2005	247	$10.59	to	$11.65	$2,776	1.55%	0.75%	to	1.35%	0.76%	to	1.30%
ING Solution 2015 Portfolio - Service Class												
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
2007	766	$12.04	to	$12.23	$9,290	0.51%	0.75%	to	1.35%	3.26%	to	3.82%
2006	278	$11.66	to	$11.78	$3,262	0.13%	0.75%	to	1.35%	9.54%	to	9.89%
2005	34	$10.69	to	$10.72	$363	(a)	0.75%	to	1.10%		(a)	
ING Solution 2025 Portfolio - Service Class												
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
2007	516	$12.50	to	$12.70	$6,508	0.38%	0.75%	to	1.35%	3.22%	to	3.84%
2006	207	$12.11	to	$12.23	$2,527	0.07%	0.75%	to	1.35%	11.79%		
2005	4	$10.94			$47	(a)	0.75%				(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%
2007	595	$12.93	to	$13.14	$7,753	0.41%	0.75%	to	1.35%	3.86%	to	4.45%
2006	126	$12.45	to	$12.58	$1,583	0.10%	0.75%	to	1.35%	13.00%	to	13.33%
2005	2	$11.08	to	$11.10	$19	(a)	0.75%	to	1.00%		(a)	
ING Solution 2045 Portfolio - Service Class												
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
2007	84	$13.35	to	$13.56	$1,135	0.14%	0.75%	to	1.35%	4.52%	to	4.95%
2006	24	$12.82	to	$12.92	$312	-	0.75%	to	1.20%		13.91%	
2005	-		$11.29		$5	(a)		1.00%			(a)	
ING Solution Income Portfolio - Service Class												
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
2007	408	$11.32	to	$11.50	$4,657	0.65%	0.75%	to	1.35%	4.03%	to	4.36%
2006	52	$10.93	to	$11.02	$566	(b)	0.75%	to	1.20%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
2007	204	$13.63	to	$16.84	$3,215	-	0.75%	to	1.35%	11.42%	to	12.17%
2006	152	$12.20	to	$15.06	$2,030	-	0.75%	to	1.35%	7.51%	to	8.10%
2005	59	$11.39	to	$13.96	$729	-	0.75%	to	1.35%	7.54%	to	8.20%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
2007	3,334	$10.10	to	$15.93	$35,823	0.14%	0.75%	to	2.45%	8.14%	to	8.79%
2006	320	$12.30	to	$14.68	$4,288	-	0.75%	to	1.35%	11.54%	to	12.19%
2005	282	$11.01	to	$13.12	$3,308	0.45%	0.75%	to	1.35%	4.50%	to	5.08%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Service Class												
2009	25,327	$7.67	to	$10.46	$241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%
2007	8,749	$12.45	to	$13.64	$110,579	1.24%	0.95%	to	2.60%	12.26%	to	14.14%
2006	2,262	$11.09	to	$11.95	$25,226	(b)	0.95%	to	2.60%	(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		
ING Thornburg Value Portfolio - Initial Class												
2009	163	$8.51	to	$12.46	$1,479	1.12%	0.95%	to	2.10%	41.78%	to	43.50%
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
2007	247	$10.15	to	$14.66	$2,633	0.44%	0.95%	to	2.10%	4.98%	to	6.18%
2006	331	$9.34	to	$13.84	$3,324	0.48%	0.95%	to	2.55%	13.90%	to	15.78%
2005	389	$8.20	to	$11.99	$3,383	0.85%	0.95%	to	2.55%	-0.97%	to	0.57%
ING Thornburg Value Portfolio - Service Class												
2009	718	$9.82	to	$13.11	$7,716	0.79%	0.75%	to	2.35%	40.89%	to	43.36%
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%
2007	1,107	$11.74	to	$15.42	$13,460	0.75%	0.75%	to	2.35%	4.49%	to	6.20%
2006	592	$11.09	to	$14.56	$6,794	0.02%	0.75%	to	2.35%	15.13%	to	15.68%
2005	27	$9.76	to	$12.62	$277	0.55%	0.75%	to	1.20%	0.08%	to	0.51%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2009	649	$9.20	to	$12.05	$6,503	1.15%	0.75%	to	2.35%	28.49%	to	30.69%
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
2007	1,086	$12.22	to	$15.57	$14,104	0.67%	0.75%	to	2.45%	-1.60%	to	0.16%
2006	1,739	$12.40	to	$15.59	$22,611	0.48%	0.75%	to	2.60%	11.39%	to	13.42%
2005	628	$11.02	to	$13.77	$7,228	0.51%	0.75%	to	2.60%	6.66%	to	8.23%
ING Van Kampen Comstock Portfolio - Service Class												
2009	15,876	$8.24	to	$12.18	$164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
2007	16,860	$10.78	to	$15.22	$221,984	1.25%	0.75%	to	2.60%	-4.83%	to	-3.00%
2006	15,954	$11.25	to	$15.73	$219,324	0.70%	0.75%	to	2.60%	12.87%	to	14.96%
2005	13,926	$10.31	to	$13.71	$168,923	0.51%	0.75%	to	2.60%	0.81%	to	2.74%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Initial Class												
2009	202	$11.39	to	$11.63	$2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
2007	283	$12.36	to	$12.56	$3,542	2.47%	0.75%	to	1.35%	2.15%	to	2.78%
2006	321	$12.10	to	$12.22	$3,913	1.93%	0.75%	to	1.35%	11.21%	to	11.80%
2005	380	$10.88	to	$10.93	$4,151	(a)	0.75%	to	1.35%	(a)		
ING Van Kampen Equity and Income Portfolio - Service Class												
2009	17,055	$8.66	to	$13.99	$189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
2007	8,181	$9.66	to	$15.26	$102,113	1.91%	0.75%	to	2.60%	0.59%	to	2.49%
2006	5,017	$11.82	to	$14.92	$61,397	2.21%	0.75%	to	2.60%	9.47%	to	11.56%
2005	3,123	$10.77	to	$13.41	$34,098	-	0.75%	to	2.60%	6.31%	to	7.00%
ING Strategic Allocation Conservative Portfolio - Class S												
2009	102	$12.97	to	$13.35	$1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
2007	96	$14.88	to	$15.12	$1,445	2.50%	0.75%	to	1.35%	4.26%	to	4.71%
2006	50	$14.33	to	$14.44	$717	1.55%	0.75%	to	1.20%	7.07%	to	7.36%
2005	9	$13.43	to	$13.45	$118	(a)	0.75%	to	1.10%	(a)		
ING Strategic Allocation Growth Portfolio - Class S												
2009	42	$13.85	to	$14.25	$589	9.26%	0.75%	to	1.35%	23.22%	to	24.02%
2008	45	$11.24	to	$11.49	$512	3.10%	0.75%	to	1.35%	-36.98%	to	-36.69%
2007	25	$17.93	to	$18.15	$455	1.31%	0.75%	to	1.20%	3.52%	to	3.95%
2006	18	$17.32	to	$17.46	$308	0.48%	0.75%	to	1.20%	11.65%	to	12.07%
2005	2	$15.54	to	$15.58	$29	(a)	0.75%	to	1.10%	(a)		
ING Strategic Allocation Moderate Portfolio - Class S												
2009	48	$13.43	to	$13.81	$657	7.97%	0.75%	to	1.35%	19.91%	to	20.51%
2008	50	$11.20	to	$11.46	$573	3.34%	0.75%	to	1.35%	-31.58%	to	-31.09%
2007	52	$16.37	to	$16.63	$862	2.06%	0.75%	to	1.35%	3.87%	to	4.46%
2006	44	$15.76	to	$15.92	$693	1.01%	0.75%	to	1.35%	9.29%	to	9.94%
2005	25	$14.42	to	$14.48	$362	(a)	0.75%	to	1.35%	(a)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2009	14	$7.87	to	$7.89	$109	1.01%	1.25%	to	1.40%	28.50%	to	28.59%
2008	15	$6.12	to	$6.14	$90	1.67%	1.25%	to	1.40%	-38.55%	to	-38.35%
2007	15		$9.96		$150	(c)	1.25%	to	1.40%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Growth and Income Portfolio - Class S												
2009	57,953	$7.62	to	$13.34	$453,859	1.45%	0.50%	to	2.60%	26.58%	to	29.34%
2008	44,763	$6.02	to	$10.33	$274,706	3.86%	0.50%	to	2.60%	-39.13%	to	-38.33%
2007	488	$9.94	to	$16.75	$7,420	1.64%	0.75%	to	2.20%	5.71%	to	6.35%
2006	310	$14.70	to	$15.75	$4,758	1.29%	0.75%	to	1.35%	12.40%	to	12.90%
2005	177	$13.15	to	$13.95	$2,431	1.09%	0.75%	to	1.20%	6.65%	to	7.14%
ING GET U.S. Core Portfolio - Series 5												
2009	1,378	$10.11	to	$10.72	$14,317	3.58%	1.45%	to	2.50%	-0.88%	to	0.19%
2008	1,627	$10.11	to	$10.70	$16,931	1.51%	1.45%	to	2.70%	-9.81%	to	-8.70%
2007	2,032	$11.19	to	$11.72	$23,310	1.78%	1.45%	to	2.75%	-0.62%	to	0.69%
2006	2,507	$11.17	to	$11.64	$28,664	1.86%	1.25%	to	3.10%	7.92%	to	9.61%
2005	3,529	$10.35	to	$10.66	$37,081	0.97%	1.25%	to	3.10%	-0.48%	to	1.43%
ING GET U.S. Core Portfolio - Series 6												
2009	1,412	$9.61	to	$10.48	$14,418	2.17%	1.45%	to	3.10%	-1.44%	to	0.19%
2008	1,829	$9.75	to	$10.46	$18,708	1.91%	1.45%	to	3.10%	-9.05%	to	-7.52%
2007	2,246	$10.72	to	$11.39	$24,947	2.46%	1.25%	to	3.10%	0.19%	to	1.97%
2006	2,775	$10.70	to	$11.17	$30,412	2.27%	1.25%	to	3.10%	7.10%	to	9.08%
2005	4,173	$9.99	to	$10.24	$42,244	0.39%	1.25%	to	3.10%	-0.50%	to	1.49%
ING GET U.S. Core Portfolio - Series 7												
2009	1,033	$9.65	to	$10.40	$10,450	2.29%	1.45%	to	2.95%	-1.93%	to	-0.48%
2008	1,169	$9.84	to	$10.45	$11,948	1.97%	1.45%	to	2.95%	-7.69%	to	-6.36%
2007	1,480	$10.62	to	$11.23	$16,210	2.54%	1.25%	to	3.10%	0.09%	to	2.00%
2006	2,117	$10.60	to	$11.01	$22,891	2.17%	1.25%	to	3.10%	6.85%	to	8.90%
2005	3,676	$9.92	to	$10.11	$36,810	0.14%	1.25%	to	3.10%	-0.30%	to	0.90%

290

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 8												
2009	543	$9.92	to	$10.54	$5,547	2.39%	1.25%	to	2.50%	-0.60%	to	0.57%
2008	725	$9.98	to	$10.48	$7,399	1.87%	1.25%	to	2.50%	-8.86%	to	-7.58%
2007	896	$10.77	to	$11.34	$9,955	2.27%	1.25%	to	3.10%	0.47%	to	2.35%
2006	998	$10.72	to	$11.08	$10,909	1.75%	1.25%	to	3.10%	7.31%	to	9.27%
2005	1,504	$9.99	to	$10.14	$15,156	(a)	1.25%	to	3.10%			(a)
ING GET U.S. Core Portfolio - Series 9												
2009	504	$9.89	to	$10.38	$5,144	2.25%	1.45%	to	2.50%	-1.00%	to	0.00%
2008	596	$9.92	to	$10.38	$6,080	2.19%	1.45%	to	2.70%	-7.72%	to	-6.49%
2007	686	$10.65	to	$11.10	$7,521	2.59%	1.45%	to	3.10%	0.76%	to	2.40%
2006	940	$10.57	to	$10.88	$10,101	1.35%	1.25%	to	3.10%	6.77%	to	8.80%
2005	1,656	$9.90	to	$10.00	$16,493	(a)	1.25%	to	3.10%			(a)
ING GET U.S. Core Portfolio - Series 10												
2009	412	$9.75	to	$10.30	$4,090	2.82%	1.25%	to	2.50%	-3.37%	to	-2.09%
2008	501	$9.95	to	$10.52	$5,125	2.53%	1.25%	to	2.90%	-6.66%	to	-5.05%
2007	562	$10.66	to	$11.08	$6,095	2.00%	1.25%	to	2.90%	0.57%	to	2.31%
2006	805	$10.57	to	$10.83	$8,614	0.73%	1.25%	to	3.10%	6.44%	to	8.41%
2005	1,255	$9.93	to	$9.99	$12,504	(a)	1.25%	to	3.10%			(a)
ING GET U.S. Core Portfolio - Series 11												
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
2007	836	$10.35	to	$10.71	$8,827	3.25%	1.45%	to	3.10%	-1.05%	to	0.56%
2006	1,056	$10.46	to	$10.65	$11,153	0.27%	1.45%	to	3.10%	5.29%	to	6.29%
2005	148	$10.01	to	$10.02	$1,482	(a)	0.95%	to	1.90%			(a)
ING GET U.S. Core Portfolio - Series 12												
2009	221	$9.71	to	$10.33	$2,232	3.19%	1.45%	to	3.05%	-3.67%	to	-2.09%
2008	268	$10.08	to	$10.55	$2,781	1.71%	1.45%	to	3.05%	-9.03%	to	-7.54%
2007	355	$11.07	to	$11.41	$4,014	1.30%	1.45%	to	3.10%	-0.18%	to	1.51%
2006	426	$11.09	to	$11.24	$4,768	(b)	1.45%	to	3.10%			(b)
2005	(b)			(b)	(b)	(b)			(b)			(b)

291

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 13									
2009	1,567	$9.82	to $10.17	$15,806	3.48%	1.45% to	2.45%	-4.47% to	-3.51%
2008	2,204	$10.16	to $10.54	$23,085	2.18%	1.45% to	2.90%	-0.59% to	0.86%
2007	3,493	$10.19	to $10.45	$36,193	0.65%	1.45% to	3.10%	1.70% to	3.36%
2006	5,273	$10.02	to $10.11	$53,117	(b)	1.45% to	3.10%		(b)
2005	(b)		(b)	(b)	(b)		(b)		(b)
ING GET U.S. Core Portfolio - Series 14									
2009	4,490	$9.72	to $10.20	$45,358	3.95%	1.45% to	3.05%	-3.76% to	-2.30%
2008	7,383	$10.10	to $10.44	$76,227	1.88%	1.45% to	3.05%	-0.10% to	1.56%
2007	8,660	$10.11	to $10.28	$88,486	(c)	1.45% to	3.10%		(c)
2006	(c)		(c)	(c)	(c)		(c)		(c)
2005	(c)		(c)	(c)	(c)		(c)		(c)
ING BlackRock Science and Technology Opportunities Portfolio - Class S									
2009	22,823	$9.58	to $14.51	$223,254	-	0.75% to	2.60%	48.53% to	51.46%
2008	13,408	$6.45	to $9.58	$87,426	-	0.75% to	2.60%	-40.81% to	-40.46%
2007	71	$15.83	to $16.09	$1,140	-	0.75% to	1.35%	17.26% to	17.96%
2006	41	$13.50	to $13.64	$550	-	0.75% to	1.35%	5.30% to	5.98%
2005	6	$12.82	to $12.87	$78	(a)	0.75% to	1.35%		(a)
ING Dow Jones Euro STOXX 50 Index Portfolio - Class A									
2009	62	$9.79	to $9.82	$608	(e)	1.15% to	2.25%		(e)
2008	(e)		(e)	(e)	(e)		(e)		(e)
2007	(e)		(e)	(e)	(e)		(e)		(e)
2006	(e)		(e)	(e)	(e)		(e)		(e)
2005	(e)		(e)	(e)	(e)		(e)		(e)
ING FTSE 100 Index Portfolio - Class A									
2009	74	$10.24	to $10.27	$755	(e)	1.15% to	2.25%		(e)
2008	(e)		(e)	(e)	(e)		(e)		(e)
2007	(e)		(e)	(e)	(e)		(e)		(e)
2006	(e)		(e)	(e)	(e)		(e)		(e)
2005	(e)		(e)	(e)	(e)		(e)		(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Hang Seng Index Portfolio - Class S									
2009	3,225	$12.87 to	$13.00	$41,686	(e)	0.95% to	2.35%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Index Plus LargeCap Portfolio - Class S									
2009	19,841	$7.78 to	$11.56	$174,337	2.75%	0.75% to	2.60%	19.74% to	21.99%
2008	24,189	$6.45 to	$9.49	$174,373	2.25%	0.75% to	2.60%	-39.00% to	-37.84%
2007	25,928	$10.51 to	$15.31	$303,196	0.68%	0.75% to	2.60%	2.05% to	3.98%
2006	18,042	$10.70 to	$14.76	$204,688	0.88%	0.75% to	2.60%	11.30% to	13.44%
2005	17,237	$9.61 to	$13.05	$173,748	1.22%	0.75% to	2.60%	2.43% to	4.30%
ING Index Plus MidCap Portfolio - Class S									
2009	11,403	$8.13 to	$13.56	$127,725	1.34%	0.75% to	2.60%	28.07% to	30.42%
2008	13,369	$6.31 to	$10.42	$115,644	1.19%	0.75% to	2.60%	-39.37% to	-38.21%
2007	16,517	$10.34 to	$16.90	$232,853	0.48%	0.75% to	2.60%	2.49% to	4.49%
2006	16,098	$10.83 to	$16.21	$220,692	0.44%	0.75% to	2.60%	6.32% to	8.27%
2005	13,837	$11.08 to	$15.01	$177,634	0.39%	0.75% to	2.60%	7.93% to	10.02%
ING Index Plus SmallCap Portfolio - Class S									
2009	8,979	$7.64 to	$12.93	$94,468	1.41%	0.75% to	2.60%	21.34% to	23.58%
2008	10,297	$6.26 to	$10.49	$88,612	0.67%	0.75% to	2.60%	-35.36% to	-34.20%
2007	13,011	$9.63 to	$15.97	$171,833	0.13%	0.75% to	2.60%	-9.01% to	-7.17%
2006	13,635	$11.83 to	$17.26	$197,450	0.25%	0.75% to	2.60%	10.55% to	12.65%
2005	11,068	$10.68 to	$15.36	$144,771	0.27%	0.75% to	2.60%	4.63% to	6.56%
ING International Index Portfolio - Class S									
2009	8,995	$7.46 to	$13.99	$69,588	-	0.75% to	2.60%	24.42% to	26.32%
2008	998	$6.02 to	$6.09	$6,041	(d)	0.95% to	2.35%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Japan Equity Index Portfolio - Class A												
2009	33	$9.84	to	$9.87	$324	(e)	1.00%	to	2.35%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING Opportunistic Large Cap Portfolio - Class S												
2009	1,384	$6.90	to	$11.12	$11,219	2.74%	0.75%	to	2.55%	12.01%	to	13.88%
2008	1,626	$6.16	to	$9.78	$11,563	1.77%	0.75%	to	2.55%	-37.46%	to	-36.28%
2007	2,032	$9.85	to	$15.39	$22,941	1.47%	0.75%	to	2.60%	0.08%	to	2.03%
2006	2,433	$9.83	to	$15.12	$27,029	1.40%	0.75%	to	2.60%	12.73%	to	14.92%
2005	2,925	$8.72	to	$13.20	$28,537	0.36%	0.75%	to	2.60%	4.06%	to	5.94%
ING Russell™ Global Large Cap Index 75% Portfolio - Class S												
2009	1,718	$9.93	to	$12.98	$17,237	2.96%	0.95%	to	2.35%	22.29%	to	23.80%
2008	335	$8.12	to	$8.15	$2,725	(d)	1.15%	to	2.35%	(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2009	11,210	$11.73	to	$12.75	$141,894	(e)	0.75%	to	2.55%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING Russell™ Large Cap Index Portfolio - Class S												
2009	45,756	$8.00	to	$12.91	$372,497	-	0.80%	to	2.60%	20.57%	to	22.44%
2008	3,418	$6.66	to	$6.73	$22,903	(d)	0.80%	to	2.35%	(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		

294

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Russell™ Large Cap Value Index Portfolio - Class S						
2009	1,922	$12.40 to $12.55	$24,005	(e)	0.95% to 2.60%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Mid Cap Growth Index Portfolio - Class S						
2009	19,157	$12.88 to $13.04	$248,368	(e)	0.90% to 2.60%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Mid Cap Index Portfolio - Class S						
2009	10,132	$8.30 to $8.51	$85,119	-	0.95% to 2.40%	36.45% to 38.37%
2008	3,704	$6.04 to $6.15	$22,649	(d)	0.80% to 2.35%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Russell™ Small Cap Index Portfolio - Class S						
2009	13,275	$8.54 to $8.76	$114,700	-	0.90% to 2.35%	23.41% to 25.32%
2008	10,143	$6.91 to $7.00	$70,527	(d)	0.80% to 2.45%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Small Company Portfolio - Class S						
2009	8,151	$8.82 to $15.02	$75,533	0.54%	0.75% to 2.35%	24.23% to 26.28%
2008	5,881	$7.09 to $11.93	$43,479	0.10%	0.75% to 2.55%	-32.17% to -31.74%
2007	166	$15.12 to $17.52	$2,803	-	0.75% to 1.35%	4.23% to 4.89%
2006	135	$14.46 to $16.75	$2,151	0.16%	0.75% to 1.35%	14.53% to 15.18%
2005	94	$12.60 to $14.57	$1,294	0.02%	0.75% to 1.35%	8.56% to 9.23%

295

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING U.S. Bond Index Portfolio - Class S									
2009	23,840	$10.39	to $10.89	$251,758	2.45%	0.75% to	2.60%	2.77% to	4.78%
2008	17,418	$10.11	to $10.41	$177,261	(d)	0.75% to	2.60%		(d)
2007	(d)		(d)	(d)	(d)		(d)		(d)
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S									
2009	27,525	$7.61	to $7.89	$213,033	-	0.75% to	2.35%	26.91% to	28.92%
2008	23,942	$6.00	to $6.12	$145,051	(d)	0.75% to	2.35%		(d)
2007	(d)		(d)	(d)	(d)		(d)		(d)
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)
ING International Value Portfolio - Class S									
2009	713	$13.71	to $15.35	$10,718	1.54%	0.75% to	1.35%	24.38% to	25.22%
2008	740	$10.99	to $12.29	$8,896	2.78%	0.75% to	1.35%	-43.09% to	-42.76%
2007	632	$19.26	to $21.52	$13,183	1.57%	0.75% to	1.35%	11.53% to	12.21%
2006	380	$17.22	to $19.23	$6,945	1.86%	0.75% to	1.35%	27.09% to	27.86%
2005	199	$13.52	to $15.08	$2,846	1.87%	0.75% to	1.35%	7.68% to	8.21%
ING MidCap Opportunities Portfolio - Class S									
2009	32,727	$8.49	to $15.94	$297,130	0.12%	0.50% to	2.35%	37.78% to	40.23%
2008	34,217	$6.16	to $11.41	$223,352	-	0.50% to	2.45%	-39.19% to	-38.22%
2007	2,454	$10.12	to $18.51	$26,412	-	0.75% to	2.35%	22.47% to	24.51%
2006	3,017	$8.25	to $14.90	$25,935	-	0.75% to	2.35%	5.13% to	6.84%
2005	3,860	$7.84	to $13.99	$31,259	-	0.75% to	2.35%	7.69% to	9.33%
ING SmallCap Opportunities Portfolio - Class S									
2009	8,154	$6.79	to $14.29	$59,441	-	0.75% to	2.35%	27.54% to	29.65%
2008	9,121	$5.31	to $11.04	$51,591	-	0.75% to	2.45%	-36.17% to	-35.11%
2007	11,476	$8.31	to $17.06	$100,307	-	0.75% to	2.60%	7.00% to	9.00%
2006	14,427	$7.74	to $15.69	$116,669	-	0.75% to	2.60%	9.43% to	11.49%
2005	15,436	$7.05	to $14.11	$112,432	-	0.75% to	2.60%	6.47% to	8.14%

296

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio^A	Expense Ratio^B (lowest to highest)			Total Return^C (lowest to highest)		
Legg Mason ClearBridge Variable Investors Portfolio											
2009	11	$7.58	to $7.61	$80	1.31%	1.25%	to 1.40%		22.85%	to 22.94%	
2008	12	$6.17	to $6.19	$73	0.83%	1.25%	to 1.40%		-36.59%	to -36.45%	
2007	17	$9.73	to $9.74	$169	(c)	1.25%	to 1.40%		(c)		
2006	(c)	(c)		(c)	(c)	(c)			(c)		
2005	(c)	(c)		(c)	(c)	(c)			(c)		
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio											
2009	4	$13.07	to $13.36	$46	-	1.25%	to 1.40%		26.77%	to 27.00%	
2008	4	$10.31	to $10.52	$39	1.40%	1.25%	to 1.40%		-44.18%	to -44.10%	
2007	6	$18.47	to $18.82	$104	0.83%	1.25%	to 1.40%		4.88%	to 4.96%	
2006	8	$17.61	to $17.93	$136	1.91%	1.25%	to 1.40%		24.10%	to 24.34%	
2005	10	$14.19	to $14.42	$144	1.12%	1.25%	to 1.40%		10.17%	to 10.33%	
Legg Mason Western Asset Variable High Income Portfolio											
2009	4	$18.41	to $18.82	$78	12.40%	1.25%	to 1.40%		57.75%	to 57.89%	
2008	4	$11.67	to $11.92	$51	9.94%	1.25%	to 1.40%		-30.99%	to -30.86%	
2007	6	$16.91	to $17.24	$110	8.07%	1.25%	to 1.40%		-1.11%	to -0.92%	
2006	8	$17.10	to $17.40	$138	6.49%	1.25%	to 1.40%		9.40%	to 9.57%	
2005	12	$15.63	to $15.88	$185	7.11%	1.25%	to 1.40%		1.23%	to 1.34%	
Legg Mason Western Asset Variable Money Market Portfolio											
2009	2	$13.38		$23	-	1.40%			-1.18%		
2008	2	$13.54		$23	3.17%	1.40%			1.12%		
2007	12	$13.39		$166	2.12%	1.40%			3.48%		
2006	2	$12.94		$23	4.49%	1.40%			3.19%		
2005	2	$12.54		$24	3.31%	1.40%			1.37%		
Oppenheimer Main Street Small Cap Fund®/VA - Service Class											
2009	102	$15.36	to $15.80	$1,600	0.50%	0.75%	to 1.35%		34.97%	to 35.86%	
2008	71	$11.38	to $11.63	$822	0.28%	0.75%	to 1.35%		-38.82%	to -38.47%	
2007	70	$18.60	to $18.90	$1,323	0.19%	0.75%	to 1.35%		-2.72%	to -2.17%	
2006	43	$19.12	to $19.32	$822	0.01%	0.75%	to 1.35%		13.41%	to 13.85%	
2005	5	$16.93	to $16.97	$91	(a)	0.75%	to 1.10%		(a)		

297

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income RatioᴬA	Expense Ratioᴮ (lowest to highest)			Total Returnᶜ (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2009	949	$11.62	to	$11.96	$11,216	2.94%	0.75%	to	1.35%	16.78%	to	17.49%
2008	745	$9.95	to	$10.18	$7,515	4.22%	0.75%	to	1.35%	-8.29%	to	-7.71%
2007	222	$10.85	to	$11.03	$2,430	4.24%	0.75%	to	1.35%	9.05%	to	9.64%
2006	130	$9.95	to	$10.06	$1,301	4.45%	0.75%	to	1.35%	-0.40%	to	0.10%
2005	35	$10.02	to	$10.05	$352	(a)	0.75%	to	1.20%		(a)	
Pioneer Equity Income VCT Portfolio - Class II												
2009	1,206	$11.12	to	$12.72	$15,029	3.01%	0.75%	to	1.35%	12.29%	to	13.04%
2008	1,213	$9.87	to	$11.28	$13,323	2.72%	0.75%	to	1.35%	-31.41%	to	-30.97%
2007	1,031	$14.36	to	$16.39	$16,338	2.74%	0.75%	to	1.35%	-0.80%	to	-0.20%
2006	551	$14.44	to	$16.47	$8,556	2.31%	0.75%	to	1.35%	20.52%	to	21.20%
2005	272	$11.95	to	$13.62	$3,429	2.17%	0.75%	to	1.35%	4.09%	to	4.66%
ProFund VP Bull												
2009	2,036	$7.18	to	$10.05	$15,316	0.65%	0.95%	to	2.25%	21.49%	to	23.28%
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
2007	2,986	$9.60	to	$13.43	$30,062	0.44%	0.90%	to	2.60%	0.85%	to	2.61%
2006	5,805	$9.42	to	$13.20	$57,596	0.22%	0.90%	to	2.60%	10.75%	to	12.62%
2005	8,379	$8.50	to	$11.82	$74,309	0.22%	0.90%	to	2.60%	0.12%	to	1.78%
ProFund VP Europe 30												
2009	1,144	$8.70	to	$13.41	$10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
2007	1,835	$12.05	to	$18.75	$23,421	2.03%	0.90%	to	2.60%	11.56%	to	13.54%
2006	2,641	$10.79	to	$16.66	$29,949	0.34%	0.90%	to	2.60%	14.46%	to	16.50%
2005	3,806	$9.42	to	$14.43	$37,372	0.13%	0.90%	to	2.60%	5.29%	to	7.16%
ProFund VP Rising Rates Opportunity												
2009	2,393	$5.72	to	$7.07	$14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%
2007	4,013	$7.26	to	$9.01	$30,230	5.33%	0.95%	to	2.60%	-7.67%	to	-6.07%
2006	5,900	$7.81	to	$9.72	$47,606	2.01%	0.95%	to	2.60%	7.34%	to	9.15%
2005	6,792	$7.27	to	$9.02	$50,608	-	0.95%	to	2.60%	-10.28%	to	-8.82%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage Asset Allocation Fund												
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
2007	241	$11.94	to	$13.81	$3,282	2.27%	1.40%	to	2.20%	5.20%	to	6.07%
2006	268	$11.35	to	$13.02	$3,422	2.29%	1.40%	to	2.20%	9.75%	to	10.62%
2005	285	$10.34	to	$11.77	$3,308	2.45%	1.40%	to	2.20%	2.83%	to	3.52%
Wells Fargo Advantage C&B Large Cap Value Fund												
2009	22	$9.45	to	$11.27	$238	1.70%	1.65%	to	2.20%	26.00%	to	26.77%
2008	27	$7.50	to	$9.01	$233	1.39%	1.40%	to	2.20%	-36.44%	to	-35.92%
2007	36	$11.80	to	$14.06	$489	1.14%	1.40%	to	2.20%	-3.36%	to	-2.56%
2006	40	$12.21	to	$14.43	$560	1.46%	1.40%	to	2.20%	19.47%	to	20.35%
2005	48	$10.22	to	$11.99	$568	0.81%	1.40%	to	2.20%	0.94%	to	1.45%
Wells Fargo Advantage Equity Income Fund												
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
2007	71	$12.16	to	$14.35	$1,004	1.52%	1.65%	to	2.20%	0.50%	to	1.06%
2006	79	$12.10	to	$14.20	$1,105	1.53%	1.65%	to	2.20%	15.90%	to	16.68%
2005	84	$10.44	to	$12.17	$1,007	1.56%	1.65%	to	2.20%	3.17%	to	3.57%
Wells Fargo Advantage Large Company Growth Fund												
2009	159	$9.15	to	$9.92	$1,529	0.35%	1.40%	to	2.20%	40.12%	to	41.31%
2008	192	$6.53	to	$7.02	$1,308	0.25%	1.40%	to	2.20%	-40.34%	to	-39.85%
2007	236	$10.94	to	$11.67	$2,681	-	1.40%	to	2.20%	5.19%	to	6.09%
2006	267	$10.40	to	$11.00	$2,876	-	1.40%	to	2.20%	0.10%	to	0.92%
2005	289	$10.39	to	$10.90	$3,109	0.18%	1.40%	to	2.20%	3.47%	to	4.21%
Wells Fargo Advantage Money Market Fund												
2009	4	$10.27	to	$10.43	$36	-	1.65%	to	1.90%	-1.82%	to	-1.60%
2008	4	$10.46	to	$10.60	$43	2.35%	1.65%	to	1.90%	0.38%	to	0.66%
2007	12	$10.42	to	$10.53	$127	4.54%	1.65%	to	1.90%	2.66%	to	2.93%
2006	31	$10.08	to	$10.24	$314	4.30%	1.65%	to	2.20%	2.09%	to	2.71%
2005	78	$9.86	to	$10.03	$784	5.76%	1.65%	to	2.20%	0.41%	to	0.61%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Wells Fargo Advantage Small Cap Growth Fund									
2009	32	$12.37 to	$14.78	$464	-	1.40% to	2.20%	49.40% to	50.51%
2008	44	$8.28 to	$9.82	$419	-	1.40% to	2.20%	-42.74% to	-42.24%
2007	53	$14.46 to	$17.00	$884	-	1.40% to	2.20%	11.32% to	12.21%
2006	61	$12.99 to	$15.15	$910	-	1.40% to	2.20%	20.06% to	21.01%
2005	63	$10.82 to	$12.52	$782	-	1.40% to	2.20%	3.97% to	4.77%
Wells Fargo Advantage Total Return Bond Fund									
2009	89	$11.52 to	$12.53	$1,080	4.46%	1.40% to	2.20%	9.51% to	10.49%
2008	93	$10.52 to	$11.34	$1,029	4.95%	1.40% to	2.20%	0.10% to	0.89%
2007	119	$10.51 to	$11.24	$1,314	4.61%	1.40% to	2.20%	3.85% to	4.75%
2006	130	$10.12 to	$10.73	$1,376	4.52%	1.40% to	2.20%	1.61% to	2.39%
2005	134	$9.96 to	$10.48	$1,391	4.11%	1.40% to	2.20%	-0.29% to	0.48%

(a) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2009, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2009, including portfolio names. Portfolio name changes after December 31, 2009 are not reflected in this information.

Separate Account Annual Charges of 1.60%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. LEISURE FUND									
(Fund first available during May 2002)									
Value at beginning of period	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	$10.00	
Value at end of period	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	
Number of accumulation units outstanding at end of period	26,395	33,109	41,515	53,964	58,230	36,825	57,182	1,464	
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.98	$10.13							
Value at end of period	$9.50	$7.98							
Number of accumulation units outstanding at end of period	326,433	99,301							
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during May 2005)									
Value at beginning of period	$13.78	$19.49	$20.34	$17.31	$16.68				
Value at end of period	$16.95	$13.78	$19.49	$20.34	$17.31				
Number of accumulation units outstanding at end of period	41,700	51,904	73,912	116,266	158,295				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88	$8.63	$9.70	$9.37
Value at end of period	$13.46	$10.10	$17.91	$15.52	$14.15	$12.33	$10.88	$8.63	$9.70
Number of accumulation units outstanding at end of period	719,226	837,578	893,193	826,650	581,826	191,719	67,399	10,193	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81	$9.58	$9.11
Value at end of period	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81	$9.58
Number of accumulation units outstanding at end of period	297,250	324,939	464,702	488,848	402,954	336,555	175,077	70,102	0
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.18	$10.26							
Value at end of period	$8.72	$7.18							
Number of accumulation units outstanding at end of period	50,079	6,019							
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.83	$10.00							
Value at end of period	$9.75	$8.83							
Number of accumulation units outstanding at end of period	248,930	150,716							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.67	$14.26	$13.87	$12.29	$11.86	$10.98	$10.00		
Value at end of period	$11.14	$8.67	$14.26	$13.87	$12.29	$11.86	$10.98		
Number of accumulation units outstanding at end of period	2,261,458	2,591,643	2,727,947	2,481,108	1,800,496	944,765	179,926		

CFI 1

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76	$10.00		
Value at end of period	$11.97	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76		
Number of accumulation units outstanding at end of period	2,203,136	2,427,888	2,548,977	2,374,202	1,793,081	889,397	141,174		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	$10.00		
Value at end of period	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61		
Number of accumulation units outstanding at end of period	1,079,770	1,186,781	1,344,484	1,164,544	781,242	358,029	74,169		
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$9.08	$7.79							
Value at end of period	$12.03	$9.08							
Number of accumulation units outstanding at end of period	13,525	433							
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	$10.00	
Value at end of period	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	
Number of accumulation units outstanding at end of period	531,285	433,624	476,482	423,971	307,303	135,743	26,857	4,278	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.52	$13.01	$12.46	$10.99	$9.97				
Value at end of period	$10.01	$7.52	$13.01	$12.46	$10.99				
Number of accumulation units outstanding at end of period	259,385	232,657	219,133	155,283	74,393				
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.92								
Value at end of period	$10.57								
Number of accumulation units outstanding at end of period	79,940								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$7.84	$13.07	$12.45	$11.81	$10.88				
Value at end of period	$10.04	$7.84	$13.07	$12.45	$11.81				
Number of accumulation units outstanding at end of period	117,076	110,106	137,089	157,899	182,308				
ING BLACKROCK LARGE CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.18	$14.42	$14.06	$12.28	$11.84				
Value at end of period	$10.19	$9.18	$14.42	$14.06	$12.28				
Number of accumulation units outstanding at end of period	26,155	31,479	38,537	48,600	31,489				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.49	$9.99							
Value at end of period	$9.75	$6.49							
Number of accumulation units outstanding at end of period	117,721	83,614							
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.17	$12.41	$13.61	$11.31					
Value at end of period	$9.42	$7.17	$12.41	$13.61					
Number of accumulation units outstanding at end of period	100,391	112,936	96,256	51,926					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92			
Value at end of period	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05			
Number of accumulation units outstanding at end of period	77,637	90,173	114,199	162,747	155,995	166,268			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$6.60	$10.17	$10.04	$10.22					
Value at end of period	$8.10	$6.60	$10.17	$10.04					
Number of accumulation units outstanding at end of period	113,611	138,197	152,939	113,861					
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$6.80	$11.38	$11.10	$9.91	$9.96				
Value at end of period	$8.81	$6.80	$11.38	$11.10	$9.91				
Number of accumulation units outstanding at end of period	434,528	460,508	390,709	211,810	369				
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$10.14								
Value at end of period	$9.81								
Number of accumulation units outstanding at end of period	1,521								
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.03	$12.87	$12.05	$10.75	$9.89	$9.95			
Value at end of period	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89			
Number of accumulation units outstanding at end of period	91,874	105,082	149,813	164,493	143,590	66,820			
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during June 2004)									
Value at beginning of period	$8.72	$12.23	$11.13	$10.72	$10.47	$10.15			
Value at end of period	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47			
Number of accumulation units outstanding at end of period	37,366	9,143	12,736	16,022	23,212	3,177			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.87	$16.48	$14.63	$13.28	$11.55				
Value at end of period	$13.51	$9.87	$16.48	$14.63	$13.28				
Number of accumulation units outstanding at end of period	929,455	1,079,759	1,307,368	840,925	858,757				
ING FOCUS 5 PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$5.82	$10.39	$10.68						
Value at end of period	$6.98	$5.82	$10.39						
Number of accumulation units outstanding at end of period	40,589	16,789	7,682						
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.67	$11.02	$10.91	$9.98					
Value at end of period	$9.97	$7.67	$11.02	$10.91					
Number of accumulation units outstanding at end of period	649,792	652,013	739,398	403,387					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$7.27	$11.87	$12.48						
Value at end of period	$9.05	$7.27	$11.87						
Number of accumulation units outstanding at end of period	347,788	375,941	338,483						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$6.07	$9.59	$10.06						
Value at end of period	$7.78	$6.07	$9.59						
Number of accumulation units outstanding at end of period	467,737	536,249	288,900						
ING GLOBAL RESOURCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$26.38	$45.44	$34.66	$29.01	$21.40				
Value at end of period	$35.70	$26.38	$45.44	$34.66	$29.01				
Number of accumulation units outstanding at end of period	172,799	197,520	175,075	168,110	134,710				
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$6.09	$9.95	$9.83						
Value at end of period	$7.79	$6.09	$9..95						
Number of accumulation units outstanding at end of period	1,146,210	1,075,276	159						
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.19								
Value at end of period	$12.94								
Number of accumulation units outstanding at end of period	6,043								
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	$9.37	$9.08
Value at end of period	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	$9.37
Number of accumulation units outstanding at end of period	617,261	832,110	827,971	317,311	298,885	247,034	68,649	12,558	0
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	$9.88	$9.14
Value at end of period	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	$9.88
Number of accumulation units outstanding at end of period	279,709	312,339	364,078	389,413	495,372	364,096	139,798	13,930	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	$10.08	$9.15
Value at end of period	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	$10.08
Number of accumulation units outstanding at end of period	228,207	268,146	319,535	336,859	392,597	318,576	139,269	24,464	0
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.04	$12.28	$11.81	$11.56	$11.41				
Value at end of period	$12.09	$11.04	$12.28	$11.81	$11.56				
Number of accumulation units outstanding at end of period	1,335,700	1,103,079	472,445	355,998	250,032				
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$6.06	$8.25							
Value at end of period	$7.60	$6.06							
Number of accumulation units outstanding at end of period	78,838	48,600							
ING JANUS CONTRARIAN PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.49	$16.91	$14.21	$11.74	$10.32	$8.95			
Value at end of period	$11.39	$8.49	$16.91	$14.21	$11.74	$10.32			
Number of accumulation units outstanding at end of period	493,074	617,892	662,854	160,821	130,426	110,170			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.95	$24.93	$18.29	$13.69	$10.32				
Value at end of period	$20.18	$11.95	$24.93	$18.29	$13.69				
Number of accumulation units outstanding at end of period	320,772	379,394	448,152	460,882	437,852				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71	$9.15	$10.00	
Value at end of period	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71	$9.15	
Number of accumulation units outstanding at end of period	86,334	78,567	95,159	120,640	143,869	99,261	19,126	1,313	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	$10.00	
Value at end of period	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	
Number of accumulation units outstanding at end of period	148,286	176,068	243,395	252,648	216,699	190,713	72,864	14,675	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Fund first available during 2004)									
Value at beginning of period	$7.94	$13.31	$13.78	$12.73	$11.64	$10.81			
Value at end of period	$10.31	$7.94	$13.31	$13.78	$12.73	$11.64			
Number of accumulation units outstanding at end of period	52,305	59,407	64,711	77,410	109,722	57,728			
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36	$15.35
Value at end of period	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36
Number of accumulation units outstanding at end of period	1,514,943	2,175,066	1,306,313	1,147,182	1,201,904	1,131,572	1,702,971	2,297,033	2,858,557
ING LORD ABBETT AFFILIATED PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.61	$13.80	$13.46	$11.63	$11.21	$10.36			
Value at end of period	$10.06	$8.61	$13.80	$13.46	$11.63	$11.21			
Number of accumulation units outstanding at end of period	138,971	160,384	202,537	234,935	207,235	257,974			
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55			
Value at end of period	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99			
Number of accumulation units outstanding at end of period	853,308	995,225	1,160,128	1,300,804	1,568,859	1,835,266			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.92	$17.95	$15.13	$12.40	$10.02				
Value at end of period	$12.08	$8.92	$17.95	$15.13	$12.40				
Number of accumulation units outstanding at end of period	149,242	179,557	193,860	168,664	108,897				
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25	$19.80
Value at end of period	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25
Number of accumulation units outstanding at end of period	548,065	643,128	819,694	897,003	1,025,683	911,027	932,450	859,682	856,471
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.26	$18.36	$14.65	$11.38	$10.11				
Value at end of period	$14.71	$11.26	$18.36	$14.65	$11.38				
Number of accumulation units outstanding at end of period	268,883	289,925	304,354	220,033	175,671				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during April 2004)									
Value at beginning of period	$6.48	$10.57	$8.57	$8.09	$7.46	$7.10			
Value at end of period	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46			
Number of accumulation units outstanding at end of period	713,721	809,490	16,873	21,163	23,433	28,055			
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$7.67								
Value at end of period	$10.62								
Number of accumulation units outstanding at end of period	4,843								
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period	$8.57	$14.59	$13.92	$11.99	$10.06				
Value at end of period	$11.77	$8.57	$14.59	$13.92	$11.99				
Number of accumulation units outstanding at end of period	35,271	38,101	49,329	60,894	64,087				
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77	$8.30	$10.00	
Value at end of period	$13.21	$9.63	$16.45	$15.72	$13.58	$12.18	$10.77	$8.30	
Number of accumulation units outstanding at end of period	140,376	157,769	152,046	116,133	44,746	25	9,450	0	
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.62	$10.48	$10.36	$9.10	$8.66	$8.01	$6.55	$9.01	$8.77
Value at end of period	$7.48	$6.62	$10.48	$10.36	$9.10	$8.66	$8.01	$6.55	$9.01
Number of accumulation units outstanding at end of period	31,178	46,935	53,412	67,339	79,462	19,827	10,997	1,313	0
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.18	$12.04	$11.89	$11.09	$10.81	$10.00			
Value at end of period	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81			
Number of accumulation units outstanding at end of period	459,467	619,342	798,841	934,613	965,634	1,090,509			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49	$11.68	$11.96
Value at end of period	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49	$11.68
Number of accumulation units outstanding at end of period	1,652,663	1,530,242	1,175,130	1,101,979	952,309	773,578	642,677	689,475	227,627
ING PIONEER FUND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.37	$13.02	$12.60	$10.97	$10.17				
Value at end of period	$10.22	$8.37	$13.02	$12.60	$10.97				
Number of accumulation units outstanding at end of period	24,115	30,667	54,457	76,206	101,946				
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.22	$12.49	$12.03	$10.88	$10.07				
Value at end of period	$10.12	$8.22	$12.49	$12.03	$10.88				
Number of accumulation units outstanding at end of period	624,996	786,881	413,629	436,650	481,919				
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.25								
Value at end of period	$8.31								
Number of accumulation units outstanding at end of period	739,059								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.21								
Value at end of period	$9.37								
Number of accumulation units outstanding at end of period	5,062,790								
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.49								
Value at end of period	$9.63								
Number of accumulation units outstanding at end of period	5,736,069								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.86								
Number of accumulation units outstanding at end of period	3,745,706								
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.84								
Value at end of period	$12.67								
Number of accumulation units outstanding at end of period	91,763								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.70	$10.13							
Value at end of period	$8.14	$6.70							
Number of accumulation units outstanding at end of period	781,916	20,920							
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.64								
Value at end of period	$12.49								
Number of accumulation units outstanding at end of period	113,909								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$10.79								
Value at end of period	$12.98								
Number of accumulation units outstanding at end of period	289,667								
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.12	$10.48							
Value at end of period	$8.42	$6.12							
Number of accumulation units outstanding at end of period	61,243	12,196							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.96	$10.16							
Value at end of period	$8.66	$6.96							
Number of accumulation units outstanding at end of period	93,601	73,382							
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$5.59	$8.68	$8.04	$7.27	$6.78				
Value at end of period	$7.19	$5.59	$8.68	$8.04	$7.27				
Number of accumulation units outstanding at end of period	71,603	81,596	98,573	126,536	104,909				

CFI 7

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.14	$10.56							
Value at end of period	$8.94	$7.14							
Number of accumulation units outstanding at end of period	12,035	15,039							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$33.63	$47.15	$45.90	$40.69	$38.38				
Value at end of period	$44.09	$33.63	$47.15	$45.90	$40.69				
Number of accumulation units outstanding at end of period	520,599	600,422	652,264	695,197	717,996				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46			
Value at end of period	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65			
Number of accumulation units outstanding at end of period	267,381	304,958	360,311	402,219	446,944	450,758			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$5.76	$10.16	$10.07						
Value at end of period	$8.09	$5.76	$10.16						
Number of accumulation units outstanding at end of period	134,530	61,963	45,677						
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.40	$12.66	$11.17	$10.35					
Value at end of period	$9.60	$7.40	$12.66	$11.17					
Number of accumulation units outstanding at end of period	191,585	202,155	91,050	43,509					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$15.34	$25.85	$25.65	$21.38	$19.77				
Value at end of period	$19.97	$15.34	$25.85	$25.65	$21.38				
Number of accumulation units outstanding at end of period	308,065	369,472	437,103	444,904	478,115				
ING THORNBURG VALUE PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71	$6.12	$8.90	$8.29
Value at end of period	$8.77	$6.15	$10.38	$9.84	$8.56	$8.56	$7.71	$6.12	$8.90
Number of accumulation units outstanding at end of period	11,913	14,878	24,979	35,667	39,815	44,204	19,794	9,203	0
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.19	$9.86							
Value at end of period	$10.58	$10.19							
Number of accumulation units outstanding at end of period	186,314	89,650							
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during August 2004)									
Value at beginning of period	$7.89	$13.37	$13.46	$11.97	$11.16	$9.69			
Value at end of period	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16			
Number of accumulation units outstanding at end of period	5,905	6,353	10,357	34,067	7,398	561			
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58	$8.29	$10.00	
Value at end of period	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15	$10.58	$8.29	
Number of accumulation units outstanding at end of period	191,338	223,593	268,526	269,186	217,632	99,101	43,375	4,117	

SD Advantage

CFI 8

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.17	$12.19	$12.00	$10.84	$10.16				
Value at end of period	$11.04	$9.17	$12.19	$12.00	$10.84				
Number of accumulation units outstanding at end of period	226,148	236,036	145,150	101,883	57,793				
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$12.07	$17.18	$15.91	$13.33	$12.17				
Value at end of period	$15.31	$12.07	$17.18	$15.91	$13.33				
Number of accumulation units outstanding at end of period	118,308	126,637	149,741	227,261	139,674				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$20.97	$31.44	$31.15	$27.29	$25.19				
Value at end of period	$25.57	$20.97	$31.44	$31.15	$27.29				
Number of accumulation units outstanding at end of period	244,106	286,443	349,212	418,501	432,481				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO									
(Fund first available during March 2006)									
Value at beginning of period	$7.17	$10.84	$11.43	$10.97					
Value at end of period	$9.18	$7.17	$10.84	$11.43					
Number of accumulation units outstanding at end of period	17,156	12,786	16,688	28,937					
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$6.07	$9.79							
Value at end of period	$7.76	$6.07							
Number of accumulation units outstanding at end of period	15,510	19,771							
PROFUND VP BULL									
(Fund first available during 2004)									
Value at beginning of period	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21			
Value at end of period	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79			
Number of accumulation units outstanding at end of period	6,595	9,219	24,362	66,827	87,305	236,229			
PROFUND VP EUROPE 30									
(Fund first available during 2004)									
Value at beginning of period	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23			
Value at end of period	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26			
Number of accumulation units outstanding at end of period	6,504	7,317	16,311	21,489	69,529	77,158			
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during 2004)									
Value at beginning of period	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36			
Value at end of period	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21			
Number of accumulation units outstanding at end of period	42,687	49,779	72,233	135,323	84,052	213,853			

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.65%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$7.74	$13.81	$14.16	$11.55	$11.89	$10.66
Value at end of period	$10.10	$7.74	$13.81	$14.16	$11.55	$11.89
Number of accumulation units outstanding at end of period	229,699	251,552	305,746	387,669	507,068	542,920
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.98	$10.09				
Value at end of period	$9.49	$7.98				
Number of accumulation units outstanding at end of period	29,137,036	14,862,682				
COLUMBIA SMALL CAP VALUE FUND VS						
(Fund first available during May 2005)						
Value at beginning of period	$13.74	$19.45	$20.30	$17.29	$16.67	
Value at end of period	$16.89	$13.74	$19.45	$20.30	$17.29	
Number of accumulation units outstanding at end of period	1,055,356	1,247,388	1,669,952	2,192,902	2,694,431	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.82	$15.66	$13.57	$12.38	$10.79	$9.39
Value at end of period	$11.76	$8.82	$15.66	$13.57	$12.38	$10.79
Number of accumulation units outstanding at end of period	13,426,002	14,367,566	8,727,881	5,320,846	2,071,944	76,509
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.49	$13.32	$13.37	$11.34	$10.92	$9.98
Value at end of period	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92
Number of accumulation units outstanding at end of period	2,015,556	2,321,019	2,996,250	2,729,417	2,083,613	1,820,927
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.18	$9.96				
Value at end of period	$8.71	$7.18				
Number of accumulation units outstanding at end of period	11,176,781	6,791,321				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.83	$10.01				
Value at end of period	$9.74	$8.83				
Number of accumulation units outstanding at end of period	11,050,737	6,792,467				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.65	$14.22	$13.84	$12.28	$11.86	$10.98
Value at end of period	$11.10	$8.65	$14.22	$13.84	$12.28	$11.86
Number of accumulation units outstanding at end of period	20,239,154	19,704,269	14,800,441	11,659,213	8,805,371	5,275,914
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.75	$15.97	$14.53	$13.47	$11.85	$10.76
Value at end of period	$11.93	$8.75	$15.97	$14.53	$13.47	$11.85
Number of accumulation units outstanding at end of period	30,569,314	29,486,643	21,187,620	17,328,218	12,968,062	7,574,705

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$12.46	$22.02	$18.75	$16.11	$13.54	$11.61
Value at end of period	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54
Number of accumulation units outstanding at end of period	14,447,525	13,747,430	9,721,538	7,272,815	4,950,832	2,513,020
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$9.08	$9.98				
Value at end of period	$12.03	$9.08				
Number of accumulation units outstanding at end of period	1,950,103	447,067				
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$11.25	$20.29	$17.71	$13.94	$12.29	$10.59
Value at end of period	$13.30	$11.25	$20.29	$17.71	$13.94	$12.29
Number of accumulation units outstanding at end of period	8,539,378	8,579,771	7,545,354	5,453,420	3,692,516	1,879,994
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.51	$12.99	$12.45	$10.99	$9.97	
Value at end of period	$9.98	$7.51	$12.99	$12.45	$10.99	
Number of accumulation units outstanding at end of period	5,554,100	4,777,820	2,907,330	1,977,073	966,411	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.89					
Value at end of period	$10.57					
Number of accumulation units outstanding at end of period	3,586,830					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.81	$13.04	$12.42	$11.78	$10.86	
Value at end of period	$10.00	$7.81	$13.04	$12.42	$11.78	
Number of accumulation units outstanding at end of period	1,835,417	1,686,153	1,199,204	927,783	1,015,999	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.15	$14.38	$14.02	$12.25	$11.83	
Value at end of period	$10.15	$9.15	$14.38	$14.02	$12.25	
Number of accumulation units outstanding at end of period	253,206	298,717	383,821	504,673	260,047	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.49	$9.99				
Value at end of period	$9.74	$6.49				
Number of accumulation units outstanding at end of period	3,822,702	2,342,950				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.16	$12.40	$13.60	$11.05		
Value at end of period	$9.40	$7.16	$12.40	$13.60		
Number of accumulation units outstanding at end of period	3,360,508	3,566,733	2,153,514	740,231		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$37.76	$62.45	$77.20	$57.02	$49.64	$36.64
Value at end of period	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64
Number of accumulation units outstanding at end of period	613,664	710,187	905,352	1,081,799	935,631	672,058

CFI 11

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.59	$10.16	$10.04	$9.95		
Value at end of period	$8.08	$6.59	$10.16	$10.04		
Number of accumulation units outstanding at end of period	4,787,221	4,530,155	2,975,002	1,490,670		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$6.79	$11.37	$11.10	$9.91	$9.96	
Value at end of period	$8.80	$6.79	$11.37	$11.10	$9.91	
Number of accumulation units outstanding at end of period	7,644,431	6,232,741	2,974,581	1,247,916	43,804	
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.43					
Value at end of period	$9.81					
Number of accumulation units outstanding at end of period	6,282					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$9.01	$12.84	$12.03	$10.74	$9.89	$9.95
Value at end of period	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89
Number of accumulation units outstanding at end of period	2,271,236	2,194,489	1,676,945	1,500,555	1,302,047	346,643
ING EVERGREEN OMEGA PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.70	$12.21	$11.12	$10.71	$10.47	$9.92
Value at end of period	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47
Number of accumulation units outstanding at end of period	1,425,814	204,381	96,693	170,706	92,164	45,865
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.83	$16.42	$14.58	$13.25	$11.52	
Value at end of period	$13.45	$9.83	$16.42	$14.584	$13.25	
Number of accumulation units outstanding at end of period	7,078,573	6,531,801	5,886,751	4,115,916	3,308,905	
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$5.82	$10.39	$10.00			
Value at end of period	$6.97	$5.82	$10.39			
Number of accumulation units outstanding at end of period	7,068,642	7,174,467	3,410,381			
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.66	$11.01	$10.91	$9.99		
Value at end of period	$9.95	$7.66	$11.01	$10.91		
Number of accumulation units outstanding at end of period	8,015,179	7,440,765	5,223,391	1,672,877		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.26	$11.87	$12.42			
Value at end of period	$9.04	$7.26	$11.87			
Number of accumulation units outstanding at end of period	4,913,841	4,632,152	3,512,368			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$6.07	$9.59	$10.06			
Value at end of period	$7.77	$6.07	$9.59			
Number of accumulation units outstanding at end of period	29,916,528	31,131,536	14,012,616			

CFI 12

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING FTSE 100 INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.74					
Value at end of period	$10.26					
Number of accumulation units outstanding at end of period	4,460					
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$26.11	$45.01	$34.34	$28.76	$21.23	
Value at end of period	$35.32	$26.11	$45.01	$34.34	$28.76	
Number of accumulation units outstanding at end of period	3,158,457	3,200,961	2,276,793	1,627,379	1,133,308	
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$6.09	$9.95	$9.83			
Value at end of period	$7.78	$6.09	$9.95			
Number of accumulation units outstanding at end of period	5,516,324	3,269,386	15,528			
ING HANG SENG INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.99					
Value at end of period	$12.94					
Number of accumulation units outstanding at end of period	594,631					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.13	$11.59	$11.25	$10.01	$9.67	$8.92
Value at end of period	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67
Number of accumulation units outstanding at end of period	1,191,005	1,568,394	2,011,974	1,941,369	1,717,454	1,211,622
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.10	$13.23	$12.78	$11.91	$10.92	$9.49
Value at end of period	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92
Number of accumulation units outstanding at end of period	1,330,208	1,643,831	2,026,223	1,783,464	1,374,933	505,878
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.01	$12.28	$13.35	$11.96	$11.33	$9.39
Value at end of period	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33
Number of accumulation units outstanding at end of period	1,187,131	1,350,205	1,814,376	1,573,446	1,104,254	456,418
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.00	$12.24	$11.78	$11.54	$11.40	
Value at end of period	$12.04	$11.00	$12.24	$11.78	$11.54	
Number of accumulation units outstanding at end of period	20,618,726	21,077,749	18,045,939	9,597,875	3,017,046	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.05	$10.22				
Value at end of period	$7.59	$6.05				
Number of accumulation units outstanding at end of period	1,647,470	309,276				
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.45	$16.85	$14.17	$11.71	$10.30	$8.94
Value at end of period	$11.34	$8.45	$16.85	$14.17	$11.71	$10.30
Number of accumulation units outstanding at end of period	6,486,317	8,035,793	5,642,272	945,963	473,569	395,916

CFI 13

SD Advantage

	2009	2008	2007	2006	2005	2004
ING JAPAN EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.85					
Number of accumulation units outstanding at end of period	2,610					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.89	$24.80	$18.21	$13.64	$10.28	
Value at end of period	$20.06	$11.89	$24.80	$18.21	$13.64	
Number of accumulation units outstanding at end of period	5,464,963	5,283,734	3,807,284	2,809,975	1,968,335	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.16	$13.90	$13.81	$12.05	$11.30	$9.90
Value at end of period	$11.31	$9.16	$13.90	$13.81	$12.05	$11.30
Number of accumulation units outstanding at end of period	1,477,123	651,474	63,076	71,145	91,313	62,314
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.98	$14.48	$14.98	$13.06	$13.63	$10.34
Value at end of period	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63
Number of accumulation units outstanding at end of period	1,722,690	1,739,178	2,356,999	2,128,459	1,518,628	1,021,256
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.92	$13.28	$13.76	$12.72	$11.63	$10.81
Value at end of period	$10.28	$7.92	$13.28	$13.76	$12.72	$11.63
Number of accumulation units outstanding at end of period	1,187,832	1,399,391	1,672,154	1,772,212	1,579,345	1,121,331
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$16.21	$16.09	$15.58	$15.14	$14.97	$15.09
Value at end of period	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97
Number of accumulation units outstanding at end of period	12,290,462	18,806,724	5,984,813	3,439,887	2,157,975	1,780,415
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.57	$13.74	$13.42	$11.60	$11.18	$10.34
Value at end of period	$10.01	$8.57	$13.74	$13.42	$11.60	$11.18
Number of accumulation units outstanding at end of period	663,615	771,210	975,055	1,291,222	1,060,605	1,173,059
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$10.87	$18.53	$16.50	$15.99	$14.93	$13.49
Value at end of period	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93
Number of accumulation units outstanding at end of period	3,803,720	3,530,625	3,223,395	2,969,761	2,979,009	2,512,016
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.90	$17.93	$15.12	$12.40	$10.00	
Value at end of period	$12.05	$8.90	$17.93	$15.12	$12.40	
Number of accumulation units outstanding at end of period	2,444,515	2,920,415	1,993,862	1,152,245	888,379	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$20.57	$26.93	$26.33	$23.92	$23.63	$21.62
Value at end of period	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63
Number of accumulation units outstanding at end of period	3,389,867	3,123,588	3,060,376	3,213,515	3,365,929	2,977,831

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.23	$18.34	$14.64	$11.38	$10.07	
Value at end of period	$14.67	$11.23	$18.34	$14.64	$11.38	
Number of accumulation units outstanding at end of period	4,073,509	4,480,383	2,817,908	1,671,630	1,195,134	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during April 2004)						
Value at beginning of period	$6.45	$10.54	$8.54	$8.07	$7.45	$7.09
Value at end of period	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45
Number of accumulation units outstanding at end of period	2,574,342	2,677,395	165,449	229,809	307,954	316,589
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$8.43	$9.98				
Value at end of period	$10.61	$8.43				
Number of accumulation units outstanding at end of period	782,866	162,979				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during April 2005)						
Value at beginning of period	$8.56	$14.57	$13.91	$11.98	$10.06	
Value at end of period	$11.74	$8.56	$14.57	$13.91	$11.98	
Number of accumulation units outstanding at end of period	11,956	13,115	12,778	19,714	18,512	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.62	$14.73	$14.08	$12.17	$10.93	$9.86
Value at end of period	$11.82	$8.62	$14.73	$14.08	$12.17	$10.93
Number of accumulation units outstanding at end of period	1,695,188	1,995,843	1,647,677	1,178,387	344,200	4,787
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.15	$12.91	$12.78	$11.22	$10.69	$9.87
Value at end of period	$9.21	$8.15	$12.91	$12.78	$11.22	$10.69
Number of accumulation units outstanding at end of period	64,095	81,026	100,156	134,455	175,994	6,813
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$9.15	$12.01	$11.88	$11.08	$10.80	$10.00
Value at end of period	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80
Number of accumulation units outstanding at end of period	2,721,625	3,338,098	4,384,724	4,835,744	4,678,798	4,403,121
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$15.02	$14.65	$13.67	$13.32	$13.22	$12.82
Value at end of period	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22
Number of accumulation units outstanding at end of period	38,979,544	27,390,668	9,264,287	4,360,216	4,194,516	3,434,155
ING PIONEER FUND PORTFOLIO						
(Fund first available during April 2005)						
Value at beginning of period	$8.35	$13.01	$12.59	$10.96	$10.00	
Value at end of period	$10.20	$8.35	$13.01	$12.59	$10.96	
Number of accumulation units outstanding at end of period	529,027	574,371	705,399	947,681	835,053	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during April 2005)						
Value at beginning of period	$8.20	$12.47	$12.02	$10.88	$10.00	
Value at end of period	$10.10	$8.20	$12.47	$12.02	$10.88	
Number of accumulation units outstanding at end of period	6,741,283	6,906,770	6,866,041	6,977,641	6,591,837	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RETIREMENT CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.25					
Value at end of period	$8.31					
Number of accumulation units outstanding at end of period	9,235,050					
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.37					
Number of accumulation units outstanding at end of period	98,222,251					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.63					
Number of accumulation units outstanding at end of period	70,210,170					
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.86					
Number of accumulation units outstanding at end of period	36,618,477					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.14					
Value at end of period	$12.67					
Number of accumulation units outstanding at end of period	1,093,134					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.70	$10.17				
Value at end of period	$8.13	$6.70				
Number of accumulation units outstanding at end of period	3,566,009	744,806				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.35					
Value at end of period	$12.49					
Number of accumulation units outstanding at end of period	150,954					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.36					
Value at end of period	$12.97					
Number of accumulation units outstanding at end of period	2,008,990					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.12	$10.25				
Value at end of period	$8.41	$6.12				
Number of accumulation units outstanding at end of period	2,544,207	1,062,310				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.96	$10.15				
Value at end of period	$8.65	$6.96				
Number of accumulation units outstanding at end of period	2,679,879	1,754,101				

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$5.57	$8.65	$8.01	$7.25	$6.77	
Value at end of period	$7.16	$5.57	$8.65	$8.01	$7.25	
Number of accumulation units outstanding at end of period	648,234	749,440	1,055,828	1,332,137	1,407,649	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.14	$10.05				
Value at end of period	$8.93	$7.14				
Number of accumulation units outstanding at end of period	1,604,687	1,110,458				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$33.29	$46.70	$45.49	$40.34	$38.07	
Value at end of period	$43.63	$33.29	$46.70	$45.49	$40.34	
Number of accumulation units outstanding at end of period	9,553,987	9,041,619	6,659,145	5,521,892	4,439,198	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$21.05	$33.28	$32.84	$28.03	$27.43	$24.27
Value at end of period	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43
Number of accumulation units outstanding at end of period	2,949,818	2,853,748	2,749,873	2,871,656	2,827,868	2,602,040
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$5.76	$10.16	$10.04			
Value at end of period	$8.08	$5.76	$10.16			
Number of accumulation units outstanding at end of period	2,291,739	1,184,847	552,903			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.39	$12.65	$11.16	$10.35		
Value at end of period	$9.58	$7.39	$12.65	$11.16		
Number of accumulation units outstanding at end of period	4,275,236	3,649,197	1,480,050	367,715		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during May 2005)						
Value at beginning of period	$15.22	$25.65	$25.47	$21.24	$19.65	
Value at end of period	$19.80	$15.22	$25.65	$25.47	$21.24	
Number of accumulation units outstanding at end of period	1,778,535	1,823,433	1,982,382	1,812,177	1,493,366	
ING THORNBURG VALUE PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.73	$13.05	$12.37	$10.77	$10.78	$9.69
Value at end of period	$11.01	$7.73	$13.05	$12.37	$10.77	$10.78
Number of accumulation units outstanding at end of period	416	551	4,056	7,311	5,612	5,673
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.18	$9.98				
Value at end of period	$10.57	$10.18				
Number of accumulation units outstanding at end of period	4,694,672	2,170,741				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$7.87	$13.34	$13.44	$11.96	$11.15	$9.84
Value at end of period	$10.19	$7.87	$13.34	$13.44	$11.96	$11.15
Number of accumulation units outstanding at end of period	71,833	76,306	110,186	165,341	45,256	4,249

SD Advantage

CFI 17

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.45	$13.52	$14.07	$12.35	$12.13	$10.57
Value at end of period	$10.68	$8.45	$13.52	$14.07	$12.35	$12.13
Number of accumulation units outstanding at end of period	2,361,640	2,466,881	2,285,681	2,066,249	1,620,818	668,782
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.15	$12.17	$11.98	$10.84	$10.16	
Value at end of period	$11.01	$9.15	$12.17	$11.98	$10.84	
Number of accumulation units outstanding at end of period	3,059,375	2,755,180	1,231,628	629,056	369,153	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$12.03	$17.13	$15.87	$13.30	$12.15	
Value at end of period	$15.25	$12.03	$17.13	$15.87	$13.30	
Number of accumulation units outstanding at end of period	3,370,800	3,388,663	3,674,854	2,939,640	2,119,939	
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$8.56	$9.22				
Value at end of period	$9.76	$8.56				
Number of accumulation units outstanding at end of period	1,397,934	83,472				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$20.81	$31.22	$30.94	$27.12	$25.05	
Value at end of period	$25.36	$20.81	$31.22	$30.94	$27.12	
Number of accumulation units outstanding at end of period	1,868,297	1,880,516	1,762,926	1,711,788	1,524,990	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$7.16	$10.82	$11.43	$9.71	$9.74	
Value at end of period	$9.16	$7.16	$10.82	$11.43	$9.71	
Number of accumulation units outstanding at end of period	456,141	205,657	282,308	322,376	503	
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$6.06	$9.91				
Value at end of period	$7.75	$6.06				
Number of accumulation units outstanding at end of period	8,771,637	8,258,859				
PROFUND VP BULL						
(Fund first available during May 2003)						
Value at beginning of period	$6.19	$10.10	$9.92	$8.87	$8.78	$8.20
Value at end of period	$7.57	$6.19	$10.10	$9.92	$8.87	$8.78
Number of accumulation units outstanding at end of period	141,448	153,084	191,977	222,576	276,280	391,752
PROFUND VP EUROPE 30						
(Fund first available during May 2003)						
Value at beginning of period	$7.05	$12.80	$11.36	$9.83	$9.24	$8.22
Value at end of period	$9.17	$7.05	$12.80	$11.36	$9.83	$9.24
Number of accumulation units outstanding at end of period	99,630	111,818	143,536	183,750	204,701	236,069
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.58	$7.50	$8.05	$7.43	$8.20	$9.36
Value at end of period	$5.95	$4.58	$7.50	$8.05	$7.43	$8.20
Number of accumulation units outstanding at end of period	302,483	369,403	554,470	675,338	692,648	737,507

CFI 18

SD Advantage

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.80%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. LEISURE FUND									
(Fund first available during May 2002)									
Value at beginning of period	$7.66	$13.69	$14.06	$11.49	$11.84	$10.63	$8.42	$10.00	
Value at end of period	$9.99	$7.66	$13.69	$14.06	$11.49	$11.84	$10.63	$8.42	
Number of accumulation units outstanding at end of period	139,559	178,445	230,164	269,235	352,163	395,526	301,537	54,250	
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.97	$10.04							
Value at end of period	$9.46	$7.97							
Number of accumulation units outstanding at end of period	6,969,529	2,906,934							
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during May 2005)									
Value at beginning of period	$13.62	$19.31	$20.19	$17.22	$16.63				
Value at end of period	$16.72	$13.62	$19.31	$20.19	$17.22				
Number of accumulation units outstanding at end of period	421,323	490,206	635,853	883,123	1,123,510				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.95	$17.68	$15.35	$14.03	$12.24	$10.83	$8.60	$9.69	$9.36
Value at end of period	$13.23	$9.95	$17.68	$15.35	$14.03	$12.24	$10.83	$8.60	$9.69
Number of accumulation units outstanding at end of period	3,266,422	3,901,938	3,429,987	2,418,016	1,399,642	59,724	45,391	8,870	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.41	$13.19	$13.26	$11.26	$10.86	$9.94	$7.79	$9.57	$9.10
Value at end of period	$9.45	$7.41	$13.19	$13.26	$11.26	$10.86	$9.94	$7.79	$9.57
Number of accumulation units outstanding at end of period	1,046,724	1,236,481	1,644,617	1,865,881	1,488,441	1,417,019	1,180,858	178,752	0
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.17	$9.96							
Value at end of period	$8.69	$7.17							
Number of accumulation units outstanding at end of period	1,225,465	984,329							
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.81	$10.01							
Value at end of period	$9.71	$8.81							
Number of accumulation units outstanding at end of period	3,127,659	1,643,859							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.58	$14.13	$13.77	$12.24	$11.83	$10.98	$10.00		
Value at end of period	$11.00	$8.58	$14.13	$13.77	$12.24	$11.83	$10.98		
Number of accumulation units outstanding at end of period	5,913,595	6,229,254	6,176,038	5,052,756	3,869,182	2,706,900	724,335		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.68	$15.86	$14.45	$13.42	$11.82	$10.76	$10.00		
Value at end of period	$11.82	$8.68	$15.86	$14.45	$13.42	$11.82	$10.76		
Number of accumulation units outstanding at end of period	8,430,744	8,891,894	8,337,206	6,955,941	5,322,761	3,253,026	913,862		

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.36	$21.88	$18.66	$16.05	$13.52	$11.60	$10.00		
Value at end of period	$17.28	$12.36	$21.88	$18.66	$16.05	$13.52	$11.60		
Number of accumulation units outstanding at end of period	4,416,575	4,068,747	4,171,265	3,422,931	2,431,609	1,413,483	261,151		
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$9.07	$9.48							
Value at end of period	$12.00	$9.07							
Number of accumulation units outstanding at end of period	691,774	55,276							
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.13	$20.11	$17.59	$13.86	$12.24	$10.57	$8.20	$10.00	
Value at end of period	$13.15	$11.13	$20.11	$17.59	$13.86	$12.24	$10.57	$8.20	
Number of accumulation units outstanding at end of period	2,920,147	2,661,316	3,196,051	2,459,104	1,478,096	630,752	268,993	51,442	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.47	$12.94	$12.42	$10.97	$10.02				
Value at end of period	$9.91	$7.47	$12.94	$12.42	$10.97				
Number of accumulation units outstanding at end of period	1,928,884	1,662,196	1,404,432	930,874	428,655				
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.87								
Value at end of period	$10.55								
Number of accumulation units outstanding at end of period	1,262,403								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$7.73	$12.92	$12.33	$11.72	$10.82				
Value at end of period	$9.89	$7.73	$12.92	$12.33	$11.72				
Number of accumulation units outstanding at end of period	798,930	881,147	947,230	944,396	1,075,154				
ING BLACKROCK LARGE CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.06	$14.26	$13.92	$12.18	$11.78				
Value at end of period	$10.04	$9.06	$14.26	$13.92	$12.18				
Number of accumulation units outstanding at end of period	149,178	195,642	268,538	356,735	312,414				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.48	$9.99							
Value at end of period	$9.72	$6.48							
Number of accumulation units outstanding at end of period	1,517,674	917,208							
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.13	$12.37	$13.59	$11.04					
Value at end of period	$9.35	$7.13	$12.37	$13.59					
Number of accumulation units outstanding at end of period	777,699	812,892	807,124	393,066					
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$36.63	$60.68	$75.12	$55.57	$48.45	$35.82			
Value at end of period	$48.88	$36.63	$60.68	$75.12	$55.57	$48.45			
Number of accumulation units outstanding at end of period	477,698	584,295	781,012	1,107,145	1,005,107	1,026,075			

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING COLUMBIA SMALL CAP VALUE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$6.56	$10.14	$10.03	$10.05					
Value at end of period	$8.04	$6.56	$10.14	$10.03					
Number of accumulation units outstanding at end of period	1,385,994	1,404,795	1,243,597	705,941					
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$6.76	$11.33	$11.08	$9.91	$9.96				
Value at end of period	$8.74	$6.76	$11.33	$11.08	$9.91				
Number of accumulation units outstanding at end of period	1,850,971	1,749,544	1,154,958	673,675	19,330				
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$9.61								
Value at end of period	$9.80								
Number of accumulation units outstanding at end of period	1,770								
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.94	$12.77	$11.98	$10.71	$9.88	$9.95			
Value at end of period	$10.55	$8.94	$12.77	$11.98	$10.71	$9.88			
Number of accumulation units outstanding at end of period	1,036,251	1,358,965	1,188,199	1,155,987	1,100,939	137,601			
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.63	$12.14	$11.07	$10.68	$10.46	$9.73			
Value at end of period	$12.08	$8.63	$12.14	$11.07	$10.68	$10.46			
Number of accumulation units outstanding at end of period	527,266	41,671	17,975	34,235	24,325	736			
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.70	$16.24	$14.44	$13.14	$11.45				
Value at end of period	$13.26	$9.70	$16.24	$14.44	$13.14				
Number of accumulation units outstanding at end of period	4,760,795	5,294,854	5,746,779	3,797,707	3,735,442				
ING FOCUS 5 PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$5.81	$10.39	$10.00						
Value at end of period	$6.95	$5.81	$10.39						
Number of accumulation units outstanding at end of period	1,012,575	1,114,370	688,897						
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.63	$10.98	$10.90	$10.02					
Value at end of period	$9.89	$7.63	$10.98	$10.90					
Number of accumulation units outstanding at end of period	2,760,884	2,565,615	2,094,651	1,378,070					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$7.24	$11.85	$12.42						
Value at end of period	$9.00	$7.24	$11.85						
Number of accumulation units outstanding at end of period	1,066,361	1,218,514	1,167,086						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$6.05	$9.58	$10.00						
Value at end of period	$7.74	$6.05	$9.58						
Number of accumulation units outstanding at end of period	4,333,267	5,261,646	3,338,384						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING FTSE 100 INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.96								
Value at end of period	$10.25								
Number of accumulation units outstanding at end of period	723								
ING GLOBAL RESOURCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$25.33	$43.73	$33.42	$28.03	$20.72				
Value at end of period	$34.21	$25.33	$43.73	$33.42	$28.03				
Number of accumulation units outstanding at end of period	1,312,710	1,456,292	1,449,552	1,187,540	958,681				
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$6.07	$9.95	$9.83						
Value at end of period	$7.76	$6.07	$9.95						
Number of accumulation units outstanding at end of period	5,220,432	4,115,316	1,105						
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.99								
Value at end of period	$12.92								
Number of accumulation units outstanding at end of period	259,227								
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.05	$11.47	$11.15	$9.94	$9.62	$8.89	$7.19	$9.36	$9.08
Value at end of period	$8.52	$7.05	$11.47	$11.15	$9.94	$9.62	$8.89	$7.19	$9.36
Number of accumulation units outstanding at end of period	1,391,986	1,763,254	1,814,201	1,154,154	1,190,341	578,842	335,685	6,180	0
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.29	$15.20	$14.70	$13.72	$12.60	$11.03	$8.51	$9.87	$9.14
Value at end of period	$12.00	$9.29	$15.20	$14.70	$13.72	$12.60	$11.03	$8.51	$9.87
Number of accumulation units outstanding at end of period	628,781	813,645	979,846	799,019	577,024	175,614	25,111	7,367	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.60	$14.74	$16.05	$14.40	$13.66	$11.43	$8.57	$10.07	$9.15
Value at end of period	$11.74	$9.60	$14.74	$16.05	$14.40	$13.66	$11.43	$8.57	$10.07
Number of accumulation units outstanding at end of period	638,276	778,310	868,470	986,086	572,793	166,880	56,252	3,623	0
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.89	$12.14	$11.70	$11.48	$11.35				
Value at end of period	$11.90	$10.89	$12.14	$11.70	$11.48				
Number of accumulation units outstanding at end of period	6,442,678	6,841,165	6,989,870	4,238,741	2,290,174				
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.05	$10.23							
Value at end of period	$7.57	$6.05							
Number of accumulation units outstanding at end of period	619,576	47,456							
ING JANUS CONTRARIAN PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.35	$16.66	$14.04	$11.62	$10.23	$8.89			
Value at end of period	$11.18	$8.35	$16.66	$14.04	$11.62	$10.23			
Number of accumulation units outstanding at end of period	3,321,203	4,062,901	4,291,191	920,095	599,753	573,273			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING JAPAN EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$9.48								
Value at end of period	$9.85								
Number of accumulation units outstanding at end of period	79								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.69	$24.43	$17.97	$13.47	$10.18				
Value at end of period	$19.70	$11.69	$24.43	$17.97	$13.47				
Number of accumulation units outstanding at end of period	2,344,576	2,305,399	2,898,044	2,182,854	1,662,498				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.13	$16.93	$16.84	$14.72	$13.82	$11.67	$9.14	$10.00	
Value at end of period	$13.73	$11.13	$16.93	$16.84	$14.72	$13.82	$11.67	$9.14	
Number of accumulation units outstanding at end of period	182,345	132,504	16,585	24,036	28,793	30,467	11,473	106	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.88	$14.36	$14.87	$12.98	$13.63	$10.31	$7.82	$10.00	
Value at end of period	$12.35	$9.88	$14.36	$14.87	$12.98	$13.63	$10.31	$7.82	
Number of accumulation units outstanding at end of period	1,010,425	1,055,689	1,367,669	1,290,727	1,019,675	873,013	681,441	95,249	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$7.86	$13.19	$13.69	$12.67	$11.61	$10.80	$10.00		
Value at end of period	$10.18	$7.86	$13.19	$13.69	$12.67	$11.61	$10.80		
Number of accumulation units outstanding at end of period	512,068	555,555	597,343	586,454	554,505	414,445	147,757		
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$15.72	$15.63	$15.16	$14.75	$14.62	$14.75	$14.91	$14.96	$14.96
Value at end of period	$15.49	$15.72	$15.63	$15.16	$14.75	$14.62	$14.75	$14.91	$14.96
Number of accumulation units outstanding at end of period	8,928,514	14,082,141	6,861,179	4,440,473	3,755,357	5,378,659	5,614,607	10,613,768	9,752,616
ING LORD ABBETT AFFILIATED PORTFOLIO									
(Fund first available during 2004)									
Value at beginning of period	$8.46	$13.58	$13.28	$11.50	$11.10	$10.28			
Value at end of period	$9.86	$8.46	$13.58	$13.28	$11.50	$11.10			
Number of accumulation units outstanding at end of period	470,258	561,631	718,263	1,144,372	1,082,721	1,181,536			
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.67	$18.20	$16.23	$15.75	$14.73	$13.34			
Value at end of period	$13.51	$10.67	$18.20	$16.23	$15.75	$14.73			
Number of accumulation units outstanding at end of period	2,868,360	3,003,393	3,529,606	3,877,205	4,449,482	4,872,617			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.85	$17.86	$15.08	$12.38	$10.02				
Value at end of period	$11.96	$8.85	$17.86	$15.08	$12.38				
Number of accumulation units outstanding at end of period	1,037,305	1,373,994	1,510,517	1,142,975	901,211				
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$20.13	$26.40	$25.85	$23.51	$23.27	$21.32	$18.60	$19.96	$19.51
Value at end of period	$23.30	$20.13	$26.40	$25.85	$23.51	$23.27	$21.32	$18.60	$19.96
Number of accumulation units outstanding at end of period	2,752,674	3,103,640	3,561,363	3,976,403	4,475,568	4,747,334	4,841,190	3,921,172	2,673,135

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.17	$18.26	$14.60	$11.37	$10.14				
Value at end of period	$14.57	$11.17	$18.26	$14.60	$11.37				
Number of accumulation units outstanding at end of period	1,755,807	2,056,677	2,306,877	1,533,268	997,079				
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during April 2004)									
Value at beginning of period	$6.38	$10.43	$8.47	$8.01	$7.41				
Value at end of period	$8.84	$6.38	$10.43	$8.47	$8.01				
Number of accumulation units outstanding at end of period	2,685,458	2,730,320	218,989	263,523	307,230				
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$8.43	$9.28							
Value at end of period	$10.59	$8.43							
Number of accumulation units outstanding at end of period	128,611	18,159							
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period	$8.51	$14.51	$13.87	$11.97	$10.06				
Value at end of period	$11.66	$8.51	$14.51	$13.87	$11.97				
Number of accumulation units outstanding at end of period	4,174	5,429	8,425	9,627	10,425				
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.50	$16.26	$15.57	$13.48	$12.12	$10.73	$8.29	$10.00	
Value at end of period	$13.00	$9.50	$16.26	$15.57	$13.48	$12.12	$10.73	$8.29	
Number of accumulation units outstanding at end of period	400,384	526,642	522,373	475,907	134,955	1,286	1,219	110	
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.52	$10.34	$10.25	$9.01	$8.60	$7.97	$6.53	$9.00	$8.76
Value at end of period	$7.35	$6.52	$10.34	$10.25	$9.01	$8.60	$7.97	$6.53	$9.00
Number of accumulation units outstanding at end of period	105,382	141,144	178,183	211,257	259,485	6,720	4,693	1,589	0
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.09	$11.95	$11.83	$11.06	$10.79	$10.00			
Value at end of period	$13.33	$9.09	$11.95	$11.83	$11.06	$10.79			
Number of accumulation units outstanding at end of period	2,426,606	2,840,103	3,904,787	4,721,058	4,992,196	5,910,000			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$14.70	$14.36	$13.42	$13.10	$13.02	$12.64	$12.29	$11.51	$11.78
Value at end of period	$16.52	$14.70	$14.36	$13.42	$13.10	$13.02	$12.64	$12.29	$11.51
Number of accumulation units outstanding at end of period	12,599,338	10,172,225	5,634,377	4,447,759	4,451,341	4,229,657	4,187,288	3,457,226	958,057
ING PIONEER FUND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.30	$12.95	$12.56	$10.95	$10.22				
Value at end of period	$10.12	$8.30	$12.95	$12.56	$10.95				
Number of accumulation units outstanding at end of period	317,218	362,301	513,440	571,205	547,803				
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.16	$12.42	$11.99	$10.87	$10.07				
Value at end of period	$10.03	$8.16	$12.42	$11.99	$10.87				
Number of accumulation units outstanding at end of period	3,455,151	3,832,716	3,116,838	3,098,485	3,271,699				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.25								
Value at end of period	$8.31								
Number of accumulation units outstanding at end of period	2,703,689								
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.21								
Value at end of period	$9.36								
Number of accumulation units outstanding at end of period	27,999,679								
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.49								
Value at end of period	$9.62								
Number of accumulation units outstanding at end of period	14,888,749								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.85								
Number of accumulation units outstanding at end of period	9,835,817								
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.99								
Value at end of period	$12.65								
Number of accumulation units outstanding at end of period	723,428								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.69	$10.26							
Value at end of period	$8.11	$6.69							
Number of accumulation units outstanding at end of period	3,311,747	70,825							
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.35								
Value at end of period	$12.47								
Number of accumulation units outstanding at end of period	118,763								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.34								
Value at end of period	$12.96								
Number of accumulation units outstanding at end of period	1,184,289								
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.11	$10.36							
Value at end of period	$8.39	$6.11							
Number of accumulation units outstanding at end of period	678,895	178,288							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.95	$10.06							
Value at end of period	$8.63	$6.95							
Number of accumulation units outstanding at end of period	769,485	523,436							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$5.50	$8.57	$7.94	$7.20	$6.73				
Value at end of period	$7.06	$5.50	$8.57	$7.94	$7.20				
Number of accumulation units outstanding at end of period	644,943	732,042	939,894	1,367,397	1,411,612				
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.13	$10.05							
Value at end of period	$8.91	$7.13							
Number of accumulation units outstanding at end of period	417,162	703,123							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$32.30	$45.37	$44.26	$39.31	$37.15				
Value at end of period	$42.26	$32.30	$45.37	$44.26	$39.31				
Number of accumulation units outstanding at end of period	4,426,485	4,902,623	5,191,113	5,411,561	5,593,875				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$20.42	$32.34	$31.95	$27.32	$26.77	$23.73			
Value at end of period	$25.06	$20.42	$32.34	$31.95	$27.32	$26.77			
Number of accumulation units outstanding at end of period	1,863,854	1,928,956	2,150,982	2,435,514	2,579,967	2,660,206			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$5.74	$10.15	$10.10						
Value at end of period	$8.04	$5.74	$10.15						
Number of accumulation units outstanding at end of period	674,879	195,992	158,947						
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.36	$12.62	$11.15	$10.30					
Value at end of period	$9.53	$7.36	$12.62	$11.15					
Number of accumulation units outstanding at end of period	1,636,070	1,372,927	736,724	278,154					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$14.85	$25.06	$24.92	$20.82	$19.29				
Value at end of period	$19.29	$14.85	$25.06	$24.92	$20.82				
Number of accumulation units outstanding at end of period	1,191,389	1,253,473	1,456,654	1,566,073	1,545,865				
ING THORNBURG VALUE PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.06	$10.25	$9.73	$8.48	$8.50	$7.67	$6.10	$8.89	$8.29
Value at end of period	$8.62	$6.06	$10.25	$9.73	$8.48	$8.50	$7.67	$6.10	$8.89
Number of accumulation units outstanding at end of period	8,512	9,022	8,917	9,044	18,325	18,318	18,605	1,496	0
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$10.17	$9.99							
Value at end of period	$10.54	$10.17							
Number of accumulation units outstanding at end of period	1,307,591	927,557							
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during March 2005)									
Value at beginning of period	$7.82	$13.27	$13.39	$11.93	$11.21				
Value at end of period	$10.10	$7.82	$13.27	$13.39	$11.93				
Number of accumulation units outstanding at end of period	33,028	35,559	51,489	97,176	19,477				

SD Advantage CFI 26

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.36	$13.41	$13.97	$12.28	$12.08	$10.54	$8.28	$10.00	
Value at end of period	$10.55	$8.36	$13.41	$13.97	$12.28	$12.08	$10.54	$8.28	
Number of accumulation units outstanding at end of period	443,853	451,445	438,690	316,783	271,921	28,576	19,929	1,649	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.10	$12.12	$11.95	$10.83	$10.16				
Value at end of period	$10.94	$9.10	$12.12	$11.95	$10.83				
Number of accumulation units outstanding at end of period	979,826	1,330,884	454,672	212,735	247,764				
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.91	$16.98	$15.76	$13.23	$12.10				
Value at end of period	$15.08	$11.91	$16.98	$15.76	$13.23				
Number of accumulation units outstanding at end of period	1,082,379	1,134,916	1,414,688	1,445,695	1,194,633				
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$8.56	$9.22							
Value at end of period	$9.74	$8.56							
Number of accumulation units outstanding at end of period	196,937	27,689							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$20.33	$30.55	$30.32	$26.62	$24.63				
Value at end of period	$24.74	$20.33	$30.55	$30.32	$26.62				
Number of accumulation units outstanding at end of period	1,432,519	1,558,547	1,754,312	1,927,762	1,917,353				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$7.12	$10.79	$11.41	$9.71	$9.88				
Value at end of period	$9.10	$7.12	$10.79	$11.41	$9.71				
Number of accumulation units outstanding at end of period	165,365	111,071	132,324	163,078	302				
ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$6.05	$9.95							
Value at end of period	$7.73	$6.05							
Number of accumulation units outstanding at end of period	1,557,832	996,625							
PROFUND VP BULL									
(Fund first available during 2004)									
Value at beginning of period	$6.12	$9.99	$9.83	$8.81	$8.73	$8.17			
Value at end of period	$7.47	$6.12	$9.99	$9.83	$8.81	$8.73			
Number of accumulation units outstanding at end of period	149,993	169,003	252,067	433,675	743,586	883,577			
PROFUND VP EUROPE 30									
(Fund first available during 2004)									
Value at beginning of period	$6.97	$12.67	$11.26	$9.76	$9.19	$8.19			
Value at end of period	$9.05	$6.97	$12.67	$11.26	$9.76	$9.19			
Number of accumulation units outstanding at end of period	58,519	74,237	87,075	125,928	237,235	321,503			
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during October 2003)									
Value at beginning of period	$4.54	$7.45	$8.01	$7.40	$8.18	$9.35	$10.00		
Value at end of period	$5.89	$4.54	$7.45	$8.01	$7.40	$8.18	$9.35		
Number of accumulation units outstanding at end of period	152,633	175,733	310,053	513,019	425,290	451,133	108,486		

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.85%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$7.63	$13.66	$14.03	$11.47	$11.82	$10.62
Value at end of period	$9.95	$7.63	$13.66	$14.03	$11.47	$11.82
Number of accumulation units outstanding at end of period	204,073	221,649	256,195	322,386	422,849	480,559
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.97	$10.08				
Value at end of period	$9.45	$7.97				
Number of accumulation units outstanding at end of period	2,289,265	1,238,981				
COLUMBIA SMALL CAP VALUE FUND VS						
(Fund first available during May 2005)						
Value at beginning of period	$13.58	$19.26	$20.15	$17.20	$16.61	
Value at end of period	$16.67	$13.58	$19.26	$20.15	$17.20	
Number of accumulation units outstanding at end of period	874,057	1,007,369	1,276,341	1,483,586	1,875,440	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.74	$15.54	$13.50	$12.34	$10.78	$9.84
Value at end of period	$11.62	$8.74	$15.54	$13.50	$12.34	$10.78
Number of accumulation units outstanding at end of period	1,489,027	1,602,259	1,486,370	1,267,701	778,454	30,450
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.38	$13.15	$13.23	$11.24	$10.84	$9.93
Value at end of period	$9.41	$7.38	$13.15	$13.23	$11.24	$10.84
Number of accumulation units outstanding at end of period	1,195,771	1,385,760	1,648,785	1,880,927	2,040,316	2,147,646
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.17	$10.05				
Value at end of period	$8.68	$7.17				
Number of accumulation units outstanding at end of period	788,152	614,587				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$8.81	$10.01				
Value at end of period	$9.70	$8.81				
Number of accumulation units outstanding at end of period	1,264,545	779,965				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.55	$14.10	$13.75	$12.22	$11.82	$10.97
Value at end of period	$10.96	$8.55	$14.10	$13.75	$12.22	$11.82
Number of accumulation units outstanding at end of period	5,386,838	5,697,061	6,032,133	6,420,728	7,151,073	6,845,978
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.65	$15.83	$14.43	$13.41	$11.81	$10.76
Value at end of period	$11.78	$8.65	$15.83	$14.43	$13.41	$11.81
Number of accumulation units outstanding at end of period	8,525,478	9,047,366	9,238,418	9,928,969	10,461,932	9,623,914

	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$12.33	$21.83	$18.63	$16.03	$13.51	$11.60
Value at end of period	$17.22	$12.33	$21.83	$18.63	$16.03	$13.51
Number of accumulation units outstanding at end of period	2,933,889	2,964,726	3,112,536	3,154,918	3,093,402	2,651,973
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$9.07	$8.48				
Value at end of period	$11.99	$9.07				
Number of accumulation units outstanding at end of period	159,356	7,623				
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$11.10	$20.06	$17.55	$13.84	$12.22	$10.56
Value at end of period	$13.09	$11.10	$20.06	$17.55	$13.84	$12.22
Number of accumulation units outstanding at end of period	1,634,201	1,559,822	1,710,600	1,790,936	1,683,878	1,434,654
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.45	$12.92	$12.41	$10.97	$9.90	
Value at end of period	$9.89	$7.45	$12.92	$12.41	$10.97	
Number of accumulation units outstanding at end of period	720,914	518,944	377,326	306,935	177,512	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.87					
Value at end of period	$10.55					
Number of accumulation units outstanding at end of period	241,705					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.71	$12.89	$12.30	$11.70	$10.80	
Value at end of period	$9.85	$7.71	$12.89	$12.30	$11.70	
Number of accumulation units outstanding at end of period	878,277	771,755	882,135	1,039,480	1,163,084	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.03	$14.22	$13.89	$12.16	$11.76	
Value at end of period	$10.00	$9.03	$14.22	$13.89	$12.16	
Number of accumulation units outstanding at end of period	166,242	199,058	231,323	288,455	281,653	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.48	$9.99				
Value at end of period	$9.71	$6.48				
Number of accumulation units outstanding at end of period	913,440	683,676				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.12	$12.36	$13.58	$11.42		
Value at end of period	$9.33	$7.12	$12.36	$13.58		
Number of accumulation units outstanding at end of period	350,244	383,538	295,273	110,050		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$36.26	$60.10	$74.44	$55.10	$48.06	$35.55
Value at end of period	$48.37	$36.26	$60.10	$74.44	$55.10	$48.06
Number of accumulation units outstanding at end of period	303,244	351,231	442,430	662,678	749,065	816,745

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.55	$10.13	$10.02	$10.05		
Value at end of period	$8.02	$6.55	$10.13	$10.02		
Number of accumulation units outstanding at end of period	485,588	707,626	378,257	235,115		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$6.75	$11.32	$11.07	$9.91	$9.99	
Value at end of period	$8.72	$6.75	$11.32	$11.07	$9.91	
Number of accumulation units outstanding at end of period	531,825	490,643	326,228	244,618	10,669	
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$10.14					
Value at end of period	$9.80					
Number of accumulation units outstanding at end of period	4,104					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.92	$12.75	$11.96	$10.70	$9.88	$10.00
Value at end of period	$10.52	$8.92	$12.75	$11.96	$10.70	$9.88
Number of accumulation units outstanding at end of period	842,964	943,090	1,027,931	1,209,026	1,373,293	346,575
ING EVERGREEN OMEGA PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.61	$12.11	$11.06	$10.67	$10.45	$9.98
Value at end of period	$12.04	$8.61	$12.11	$11.06	$10.67	$10.45
Number of accumulation units outstanding at end of period	290,470	47,804	24,522	32,011	38,432	23,823
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.66	$16.18	$14.40	$13.11	$11.42	
Value at end of period	$13.20	$9.66	$16.18	$14.40	$13.11	
Number of accumulation units outstanding at end of period	2,409,338	2,558,483	2,961,718	2,152,320	2,416,092	
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$5.80	$10.38	$10.31			
Value at end of period	$6.94	$5.80	$10.38			
Number of accumulation units outstanding at end of period	120,437	94,171	44,308			
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.62	$10.97	$10.89	$9.99		
Value at end of period	$9.87	$7.62	$10.97	$10.89		
Number of accumulation units outstanding at end of period	1,016,726	768,295	780,229	465,890		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.24	$11.85	$12.42			
Value at end of period	$8.99	$7.24	$11.85			
Number of accumulation units outstanding at end of period	358,723	397,819	379,401			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$6.04	$9.58	$10.09			
Value at end of period	$7.73	$6.04	$9.58			
Number of accumulation units outstanding at end of period	1,211,534	1,091,374	309,667			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING FTSE 100 INDEX PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$10.65					
Value at end of period	$10.25					
Number of accumulation units outstanding at end of period	798					
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$25.08	$43.31	$33.11	$27.79	$20.55	
Value at end of period	$33.85	$25.08	$43.31	$33.11	$27.79	
Number of accumulation units outstanding at end of period	599,136	663,392	678,532	668,718	683,979	
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$6.07	$9.95	$9.83			
Value at end of period	$7.75	$6.07	$9.95			
Number of accumulation units outstanding at end of period	3,239,497	2,455,632	802			
ING HANG SENG INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.99					
Value at end of period	$12.92					
Number of accumulation units outstanding at end of period	99,482					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.03	$11.44	$11.12	$9.92	$9.61	$8.88
Value at end of period	$8.48	$7.03	$11.44	$11.12	$9.92	$9.61
Number of accumulation units outstanding at end of period	802,033	872,801	988,345	1,003,427	1,140,505	1,130,196
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.02	$13.13	$12.71	$11.87	$10.91	$9.46
Value at end of period	$10.35	$8.02	$13.13	$12.71	$11.87	$10.91
Number of accumulation units outstanding at end of period	316,701	375,334	526,007	625,859	679,265	317,698
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.94	$12.19	$13.28	$11.92	$11.31	$9.22
Value at end of period	$9.70	$7.94	$12.19	$13.28	$11.92	$11.31
Number of accumulation units outstanding at end of period	221,306	284,209	408,357	494,278	509,167	249,953
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.85	$12.10	$11.67	$11.46	$11.34	
Value at end of period	$11.85	$10.85	$12.10	$11.67	$11.46	
Number of accumulation units outstanding at end of period	2,071,861	2,271,231	2,180,790	2,180,720	1,965,087	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.04	$10.27				
Value at end of period	$7.56	$6.04				
Number of accumulation units outstanding at end of period	250,060	44,123				
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.31	$16.60	$13.99	$11.58	$10.21	$8.88
Value at end of period	$11.13	$8.31	$16.60	$13.99	$11.58	$10.21
Number of accumulation units outstanding at end of period	1,339,058	1,586,315	1,934,522	466,816	413,114	487,446

SD Advantage

	2009	2008	2007	2006	2005	2004
ING JAPAN EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$9.77					
Value at end of period	$9.85					
Number of accumulation units outstanding at end of period	696					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.63	$24.31	$17.89	$13.42	$10.14	
Value at end of period	$19.58	$11.63	$24.31	$17.89	$13.42	
Number of accumulation units outstanding at end of period	952,923	984,359	1,257,355	1,160,227	1,078,138	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.07	$13.80	$13.74	$12.01	$11.28	$9.90
Value at end of period	$11.18	$9.07	$13.80	$13.74	$12.01	$11.28
Number of accumulation units outstanding at end of period	111,572	53,583	53,029	86,820	99,231	65,652
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.84	$14.31	$14.84	$12.96	$13.63	$10.30
Value at end of period	$12.30	$9.84	$14.31	$14.84	$12.96	$13.63
Number of accumulation units outstanding at end of period	462,993	502,354	643,923	743,578	785,793	784,755
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.83	$13.16	$13.67	$12.66	$11.60	$10.80
Value at end of period	$10.15	$7.83	$13.16	$13.67	$12.66	$11.60
Number of accumulation units outstanding at end of period	814,327	953,242	1,110,000	1,221,282	1,363,628	1,402,387
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$15.61	$15.53	$15.08	$14.67	$14.54	$14.68
Value at end of period	$15.37	$15.61	$15.53	$15.08	$14.67	$14.54
Number of accumulation units outstanding at end of period	1,956,517	3,532,830	1,246,197	953,645	813,852	1,339,734
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.42	$13.52	$13.23	$11.46	$11.07	$10.26
Value at end of period	$9.81	$8.42	$13.52	$13.23	$11.46	$11.07
Number of accumulation units outstanding at end of period	255,292	289,976	365,927	483,441	475,388	555,559
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$10.60	$18.09	$16.14	$15.67	$14.66	$13.28
Value at end of period	$13.42	$10.60	$18.09	$16.14	$15.67	$14.66
Number of accumulation units outstanding at end of period	1,070,424	1,197,888	1,313,886	1,389,648	1,674,635	1,913,665
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.84	$17.83	$15.07	$12.38	$10.15	
Value at end of period	$11.93	$8.84	$17.83	$15.07	$12.38	
Number of accumulation units outstanding at end of period	516,454	642,231	720,855	632,381	628,482	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$19.98	$26.22	$25.69	$23.38	$23.15	$21.22
Value at end of period	$23.12	$19.98	$26.22	$25.69	$23.38	$23.15
Number of accumulation units outstanding at end of period	1,148,613	1,287,947	1,488,464	1,727,427	2,156,039	2,327,130

	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.15	$18.24	$14.59	$11.36	$10.14	
Value at end of period	$14.53	$11.15	$18.24	$14.59	$11.36	
Number of accumulation units outstanding at end of period	837,613	906,506	1,051,769	868,911	873,349	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during April 2004)						
Value at beginning of period	$6.35	$10.40	$8.44	$7.99	$7.39	$7.05
Value at end of period	$8.80	$6.35	$10.40	$8.44	$7.99	$7.39
Number of accumulation units outstanding at end of period	1,726,452	1,851,371	223,203	291,427	413,074	629,731
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$8.43	$8.14				
Value at end of period	$10.58	$8.43				
Number of accumulation units outstanding at end of period	36,203	1,603				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during April 2005)						
Value at beginning of period	$8.49	$14.49	$13.86	$11.97	$10.06	
Value at end of period	$11.63	$8.49	$14.49	$13.86	$11.97	
Number of accumulation units outstanding at end of period	2,810	2,895	5,503	5,612	6,515	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.54	$14.62	$14.01	$12.13	$10.91	$10.39
Value at end of period	$11.68	$8.54	$14.62	$14.01	$12.13	$10.91
Number of accumulation units outstanding at end of period	222,438	260,441	227,755	192,486	56,426	750
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$8.08	$12.82	$12.71	$11.18	$11.25	
Value at end of period	$9.10	$8.08	$12.82	$12.71	$11.18	
Number of accumulation units outstanding at end of period	57,271	71,527	109,292	139,838	166,537	
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$9.07	$11.92	$11.81	$11.05	$10.79	$10.00
Value at end of period	$13.29	$9.07	$11.92	$11.81	$11.05	$10.79
Number of accumulation units outstanding at end of period	1,489,967	1,757,351	2,345,811	2,675,342	2,873,390	3,220,096
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$14.59	$14.27	$13.34	$13.02	$12.95	$12.58
Value at end of period	$16.39	$14.59	$14.27	$13.34	$13.02	$12.95
Number of accumulation units outstanding at end of period	4,546,566	3,680,967	1,896,069	1,711,242	1,973,149	2,114,845
ING PIONEER FUND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.29	$12.94	$12.55	$10.95	$10.16	
Value at end of period	$10.10	$8.29	$12.94	$12.55	$10.95	
Number of accumulation units outstanding at end of period	321,785	349,592	429,444	531,191	603,300	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.14	$12.41	$11.98	$10.86	$10.07	
Value at end of period	$10.00	$8.14	$12.41	$11.98	$10.86	
Number of accumulation units outstanding at end of period	3,593,509	3,920,526	4,055,381	4,429,284	5,017,559	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RETIREMENT CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.25					
Value at end of period	$8.31					
Number of accumulation units outstanding at end of period	958,878					
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.36					
Number of accumulation units outstanding at end of period	11,143,360					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.62					
Number of accumulation units outstanding at end of period	7,294,923					
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.85					
Number of accumulation units outstanding at end of period	5,966,132					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.19					
Value at end of period	$12.65					
Number of accumulation units outstanding at end of period	1,216,920					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.69	$10.09				
Value at end of period	$8.11	$6.69				
Number of accumulation units outstanding at end of period	1,447,166	142,907				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.41					
Value at end of period	$12.47					
Number of accumulation units outstanding at end of period	45,506					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.75					
Value at end of period	$12.95					
Number of accumulation units outstanding at end of period	800,975					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.11	$10.36				
Value at end of period	$8.38	$6.11				
Number of accumulation units outstanding at end of period	214,814	85,469				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.95	$10.06				
Value at end of period	$8.62	$6.95				
Number of accumulation units outstanding at end of period	555,415	530,429				

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$5.48	$8.54	$7.92	$7.18	$6.72	
Value at end of period	$7.03	$5.48	$8.54	$7.92	$7.18	
Number of accumulation units outstanding at end of period	788,008	886,019	1,025,482	1,252,118	1,408,556	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.13	$10.08				
Value at end of period	$8.90	$7.13				
Number of accumulation units outstanding at end of period	187,829	123,785				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$31.97	$44.94	$43.86	$38.98	$36.86	
Value at end of period	$41.81	$31.97	$44.94	$43.86	$38.98	
Number of accumulation units outstanding at end of period	2,013,479	2,269,322	2,458,781	2,821,422	3,031,655	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$20.21	$32.03	$31.66	$27.09	$26.55	$23.55
Value at end of period	$24.80	$20.21	$32.03	$31.66	$27.09	$26.55
Number of accumulation units outstanding at end of period	1,191,045	1,310,977	1,453,497	1,672,382	1,864,736	2,005,506
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$5.74	$10.14	$9.93			
Value at end of period	$8.03	$5.74	$10.14			
Number of accumulation units outstanding at end of period	274,869	101,945	60,796			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.35	$12.61	$11.15	$10.02		
Value at end of period	$9.51	$7.35	$12.61	$11.15		
Number of accumulation units outstanding at end of period	994,252	962,270	145,537	71,758		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during May 2005)						
Value at beginning of period	$14.72	$24.87	$24.75	$20.68	$19.17	
Value at end of period	$19.12	$14.72	$24.87	$24.75	$20.68	
Number of accumulation units outstanding at end of period	606,331	632,626	720,026	854,833	903,228	
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.17	$10.04				
Value at end of period	$10.53	$10.17				
Number of accumulation units outstanding at end of period	874,710	831,230				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.80	$13.25	$13.37	$11.92	$10.97	
Value at end of period	$10.07	$7.80	$13.25	$13.37	$11.92	
Number of accumulation units outstanding at end of period	7,416	8,393	14,698	60,757	20,569	
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.33	$13.37	$13.94	$12.26	$12.07	$10.53
Value at end of period	$10.51	$8.33	$13.37	$13.94	$12.26	$12.07
Number of accumulation units outstanding at end of period	2,199,381	2,360,477	2,808,346	3,095,553	3,505,743	3,524,220

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.08	$12.11	$11.94	$10.83	$10.16	
Value at end of period	$10.91	$9.08	$12.11	$11.94	$10.83	
Number of accumulation units outstanding at end of period	545,405	602,759	154,889	144,283	94,700	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.87	$16.93	$15.72	$13.20	$12.08	
Value at end of period	$15.02	$11.87	$16.93	$15.72	$13.20	
Number of accumulation units outstanding at end of period	581,099	638,483	731,716	840,206	879,134	
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$8.56	$7.90				
Value at end of period	$9.73	$8.56				
Number of accumulation units outstanding at end of period	49,201	1,823				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$20.17	$30.33	$30.12	$26.46	$24.49	
Value at end of period	$24.54	$20.17	$30.33	$30.12	$26.46	
Number of accumulation units outstanding at end of period	498,320	550,028	666,929	832,725	827,055	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Fund first available during February 2006)						
Value at beginning of period	$7.11	$10.78	$11.40	$10.47		
Value at end of period	$9.08	$7.11	$10.78	$11.40		
Number of accumulation units outstanding at end of period	42,774	15,964	26,781	126,410		
ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$6.05	$9.70				
Value at end of period	$7.72	$6.05				
Number of accumulation units outstanding at end of period	733,757	590,056				
PROFUND VP BULL						
(Fund first available during May 2003)						
Value at beginning of period	$6.09	$9.96	$9.80	$8.79	$8.71	$8.16
Value at end of period	$7.44	$6.09	$9.96	$9.80	$8.79	$8.71
Number of accumulation units outstanding at end of period	250,010	272,166	328,053	437,058	503,432	730,973
PROFUND VP EUROPE 30						
(Fund first available during May 2003)						
Value at beginning of period	$6.94	$12.63	$11.23	$9.73	$9.17	$8.18
Value at end of period	$9.01	$6.94	$12.63	$11.23	$9.73	$9.17
Number of accumulation units outstanding at end of period	86,369	98,592	115,609	165,860	242,501	300,855
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.53	$7.44	$7.99	$7.39	$8.18	$9.35
Value at end of period	$5.88	$4.53	$7.44	$7.99	$7.39	$8.18
Number of accumulation units outstanding at end of period	198,055	248,147	337,649	511,879	581,869	524,459

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.95%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. LEISURE FUND									
(Fund first available during May 2002)									
Value at beginning of period	$7.58	$13.58	$13.96	$11.43	$11.79	$10.61	$8.41	$10.00	
Value at end of period	$9.87	$7.58	$13.58	$13.96	$11.43	$11.79	$10.61	$8.41	
Number of accumulation units outstanding at end of period	74,324	83,041	99,598	106,010	110,857	5,645	6,530	758	
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.96	$10.08							
Value at end of period	$9.44	$7.96							
Number of accumulation units outstanding at end of period	8,786,491	4,810,195							
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during May 2005)									
Value at beginning of period	$13.51	$19.17	$20.07	$17.15	$16.58				
Value at end of period	$16.55	$13.51	$19.17	$20.07	$17.15				
Number of accumulation units outstanding at end of period	427,908	464,506	548,499	661,159	649,073				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.84	$17.51	$15.22	$13.93	$12.18	$10.79	$8.58	$9.68	$9.36
Value at end of period	$13.06	$9.84	$17.51	$15.22	$13.93	$12.18	$10.79	$8.58	$9.68
Number of accumulation units outstanding at end of period	4,510,559	4,486,056	3,077,617	2,248,140	1,009,027	138,475	93,715	19,392	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.32	$13.06	$13.15	$11.18	$10.80	$9.91	$7.77	$9.57	$9.10
Value at end of period	$9.33	$7.32	$13.06	$13.15	$11.18	$10.80	$9.91	$7.77	$9.57
Number of accumulation units outstanding at end of period	833,581	901,576	1,010,383	813,783	547,233	125,507	58,993	9,459	0
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.16	$10.00							
Value at end of period	$8.66	$7.16							
Number of accumulation units outstanding at end of period	3,982,648	2,220,231							
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$8.80	$10.03							
Value at end of period	$9.68	$8.80							
Number of accumulation units outstanding at end of period	4,129,209	2,361,763							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.51	$14.04	$13.70	$12.19	$11.81	$10.97	$10.00		
Value at end of period	$10.89	$8.51	$14.04	$13.70	$12.19	$11.81	$10.97		
Number of accumulation units outstanding at end of period	9,904,616	9,641,840	7,713,250	6,408,516	4,607,966	348,070	63,213		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.61	$15.76	$14.38	$13.37	$11.80	$10.75	$10.00		
Value at end of period	$11.71	$8.61	$15.76	$14.38	$13.37	$11.80	$10.75		
Number of accumulation units outstanding at end of period	14,066,484	13,439,437	10,172,994	8,382,071	5,632,392	362,211	72,592		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.26	$21.73	$18.56	$16.00	$13.49	$11.60	$10.00		
Value at end of period	$17.11	$12.26	$21.73	$18.56	$16.00	$13.49	$11.60		
Number of accumulation units outstanding at end of period	5,469,638	5,030,646	3,981,698	3,004,812	1,757,275	161,298	17,513		
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$9.07	$11.36							
Value at end of period	$11.98	$9.07							
Number of accumulation units outstanding at end of period	899,347	241,755							
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.02	$19.94	$17.46	$13.78	$12.19	$10.54	$8.19	$10.00	
Value at end of period	$12.99	$11.02	$19.94	$17.46	$13.78	$12.19	$10.54	$8.19	
Number of accumulation units outstanding at end of period	2,895,638	2,881,981	2,195,699	1,466,038	692,426	72,649	20,511	467	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.42	$12.89	$12.39	$10.96	$10.31				
Value at end of period	$9.84	$7.42	$12.89	$12.39	$10.96				
Number of accumulation units outstanding at end of period	2,034,794	1,705,281	1,102,938	799,004	315,123				
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.88								
Value at end of period	$10.54								
Number of accumulation units outstanding at end of period	736,563								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during March 2005)									
Value at beginning of period	$7.65	$12.81	$12.24	$11.65	$10.74				
Value at end of period	$9.77	$7.65	$12.81	$12.24	$11.65				
Number of accumulation units outstanding at end of period	1,007,156	602,909	449,216	319,126	201,000				
ING BLACKROCK LARGE CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.96	$14.14	$13.82	$12.12	$11.73				
Value at end of period	$9.92	$8.96	$14.14	$13.82	$12.12				
Number of accumulation units outstanding at end of period	120,583	131,529	156,547	158,830	74,087				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.48	$9.99							
Value at end of period	$9.69	$6.48							
Number of accumulation units outstanding at end of period	1,620,779	878,672							
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.10	$12.34	$13.57	$11.05					
Value at end of period	$9.29	$7.10	$12.34	$13.57					
Number of accumulation units outstanding at end of period	1,272,193	1,232,834	604,316	167,558					
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$35.53	$58.95	$73.09	$54.16	$47.29	$35.01			
Value at end of period	$47.34	$35.53	$58.95	$73.09	$54.16	$47.29			
Number of accumulation units outstanding at end of period	343,912	412,439	431,099	502,995	303,357	18,394			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING COLUMBIA SMALL CAP VALUE PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$6.54	$10.11	$10.02	$9.95					
Value at end of period	$7.99	$6.54	$10.11	$10.02					
Number of accumulation units outstanding at end of period	1,440,440	1,534,466	887,486	373,022					
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$6.73	$11.29	$11.06	$9.91	$10.02				
Value at end of period	$8.69	$6.73	$11.29	$11.06	$9.91				
Number of accumulation units outstanding at end of period	2,512,125	2,198,501	970,586	498,026	958				
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$10.14								
Value at end of period	$9.80								
Number of accumulation units outstanding at end of period	1,623								
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.88	$12.70	$11.93	$10.68	$9.87	$9.71			
Value at end of period	$10.46	$8.88	$12.70	$11.93	$10.68	$9.87			
Number of accumulation units outstanding at end of period	1,054,921	920,325	670,335	474,327	345,203	14,865			
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during February 2005)									
Value at beginning of period	$8.57	$12.07	$11.03	$10.65	$10.02				
Value at end of period	$11.98	$8.57	$12.07	$11.03	$10.65				
Number of accumulation units outstanding at end of period	404,582	28,155	14,873	19,180	9,371				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.58	$16.06	$14.31	$13.04	$11.37				
Value at end of period	$13.08	$9.58	$16.06	$14.31	$13.04				
Number of accumulation units outstanding at end of period	2,387,241	2,076,779	1,314,412	869,051	535,373				
ING FOCUS 5 PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$5.80	$10.38	$10.32						
Value at end of period	$6.92	$5.80	$10.38						
Number of accumulation units outstanding at end of period	1,394,715	1,331,778	377,604						
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.60	$10.96	$10.88	$9.99					
Value at end of period	$9.84	$7.60	$10.96	$10.88					
Number of accumulation units outstanding at end of period	3,386,163	2,759,068	1,629,601	656,451					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$7.22	$11.84	$12.53						
Value at end of period	$8.96	$7.22	$11.84						
Number of accumulation units outstanding at end of period	1,634,558	1,393,022	969,862						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$6.03	$9.57	$10.09						
Value at end of period	$7.71	$6.03	$9.57						
Number of accumulation units outstanding at end of period	9,647,235	8,875,069	3,084,070						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING FTSE 100 INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$10.65								
Value at end of period	$10.25								
Number of accumulation units outstanding at end of period	3,105								
ING GLOBAL RESOURCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$24.57	$42.48	$32.51	$27.31	$20.22				
Value at end of period	$33.13	$24.57	$42.48	$32.51	$27.31				
Number of accumulation units outstanding at end of period	1,475,926	1,454,849	878,652	524,482	246,689				
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$6.06	$9.95	$9.83						
Value at end of period	$7.73	$6.06	$9.95						
Number of accumulation units outstanding at end of period	1,432,459	613,853	5,374						
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$9.99								
Value at end of period	$12.91								
Number of accumulation units outstanding at end of period	297,731								
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.97	$11.36	$11.06	$9.87	$9.57	$8.86	$7.18	$9.35	$9.07
Value at end of period	$8.41	$6.97	$11.36	$11.06	$9.87	$9.57	$8.86	$7.18	$9.35
Number of accumulation units outstanding at end of period	995,207	1,099,093	1,224,324	842,997	747,104	156,482	74,850	3,964	0
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.19	$15.05	$14.58	$13.63	$12.54	$10.99	$8.49	$9.86	$9.13
Value at end of period	$11.84	$9.19	$15.05	$14.58	$13.63	$12.54	$10.99	$8.49	$9.86
Number of accumulation units outstanding at end of period	668,326	721,208	897,365	843,068	636,374	128,177	52,557	19,361	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.49	$14.59	$15.92	$14.30	$13.59	$11.38	$8.55	$10.06	$9.14
Value at end of period	$11.59	$9.49	$14.59	$15.92	$14.30	$13.59	$11.38	$8.55	$10.06
Number of accumulation units outstanding at end of period	470,167	505,902	709,109	678,476	487,498	105,870	37,589	3,254	0
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.78	$12.03	$11.61	$11.41	$11.31				
Value at end of period	$11.76	$10.78	$12.03	$11.61	$11.41				
Number of accumulation units outstanding at end of period	6,451,426	5,718,407	4,189,988	2,311,169	464,500				
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.04	$10.30							
Value at end of period	$7.55	$6.04							
Number of accumulation units outstanding at end of period	540,619	72,627							
ING JANUS CONTRARIAN PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.24	$16.48	$13.90	$11.52	$10.16	$8.85			
Value at end of period	$11.03	$8.24	$16.48	$13.90	$11.52	$10.16			
Number of accumulation units outstanding at end of period	2,253,344	2,466,551	1,338,902	352,303	109,413	3,447			

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING JAPAN EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$9.77								
Value at end of period	$9.85								
Number of accumulation units outstanding at end of period	2,545								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.50	$24.07	$17.73	$13.31	$10.07				
Value at end of period	$19.34	$11.50	$24.07	$17.73	$13.31				
Number of accumulation units outstanding at end of period	2,406,494	2,351,662	1,761,542	1,004,530	569,679				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$11.02	$16.78	$16.73	$14.64	$13.76	$11.64	$9.13	$10.00	
Value at end of period	$13.57	$11.02	$16.78	$16.73	$14.64	$13.76	$11.64	$9.13	
Number of accumulation units outstanding at end of period	388,927	238,668	80,300	95,586	94,036	120,968	37,877	279	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.77	$14.23	$14.77	$12.91	$13.63	$10.29	$7.82	$10.00	
Value at end of period	$12.21	$9.77	$14.23	$14.77	$12.91	$13.63	$10.29	$7.82	
Number of accumulation units outstanding at end of period	638,318	612,948	810,007	615,365	362,665	68,789	26,587	2,108	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$7.79	$13.10	$13.62	$12.63	$11.58	$10.79	$10.00		
Value at end of period	$10.08	$7.79	$13.10	$13.62	$12.63	$11.58	$10.79		
Number of accumulation units outstanding at end of period	397,736	422,160	449,648	428,703	340,322	59,803	5,105		
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$15.30	$15.23	$14.80	$14.42	$14.31	$14.46	$14.64	$14.72	$14.72
Value at end of period	$15.05	$15.30	$15.23	$14.80	$14.42	$14.31	$14.46	$14.64	$14.72
Number of accumulation units outstanding at end of period	4,944,633	6,218,579	1,844,856	953,694	465,550	138,686	66,946	19,321	92
ING LORD ABBETT AFFILIATED PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.34	$13.41	$13.14	$11.39	$11.01	$10.22	$7.94		
Value at end of period	$9.72	$8.34	$13.41	$13.14	$11.39	$11.01	$10.22		
Number of accumulation units outstanding at end of period	91,955	103,936	137,751	136,373	32,982	20,350	6,274		
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.46	$17.87	$15.97	$15.52	$14.53	$13.18			
Value at end of period	$13.23	$10.46	$17.87	$15.97	$15.52	$14.53			
Number of accumulation units outstanding at end of period	1,091,475	978,977	726,563	525,510	388,372	27,999			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.80	$17.78	$15.04	$12.37	$10.02				
Value at end of period	$11.88	$8.80	$17.78	$15.04	$12.37				
Number of accumulation units outstanding at end of period	899,945	1,055,822	635,073	386,727	202,215				
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$19.69	$25.87	$25.37	$23.11	$22.91	$21.02	$18.37	$19.74	$19.30
Value at end of period	$22.77	$19.69	$25.87	$25.37	$23.11	$22.91	$21.02	$18.37	$19.74
Number of accumulation units outstanding at end of period	1,093,601	953,779	829,732	751,117	593,459	127,261	50,717	19,957	470

SD Advantage

CFI 41

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.11	$18.19	$14.56	$11.35	$10.14				
Value at end of period	$14.46	$11.11	$18.19	$14.56	$11.35				
Number of accumulation units outstanding at end of period	2,474,999	2,312,150	1,455,255	800,077	371,810				
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during April 2004)									
Value at beginning of period	$6.31	$10.33	$8.39	$7.95	$7.36				
Value at end of period	$8.72	$6.31	$10.33	$8.39	$7.95				
Number of accumulation units outstanding at end of period	647,451	576,021	43,460	45,890	45,902				
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$8.43	$9.15							
Value at end of period	$10.57	$8.43							
Number of accumulation units outstanding at end of period	144,302	40,406							
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period	$8.46	$14.45	$13.83	$11.96	$10.06				
Value at end of period	$11.58	$8.46	$14.45	$13.83	$11.96				
Number of accumulation units outstanding at end of period	17,878	19,791	27,587	18,006	15,583				
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.41	$16.12	$15.46	$13.41	$12.07	$10.70	$8.28	$10.00	
Value at end of period	$12.85	$9.41	$16.12	$15.46	$13.41	$12.07	$10.70	$8.28	
Number of accumulation units outstanding at end of period	797,167	909,337	616,583	445,966	130,621	5,878	678	0	
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.45	$10.24	$10.16	$8.95	$8.55	$7.94	$6.52	$9.00	$8.76
Value at end of period	$7.26	$6.45	$10.24	$10.16	$8.95	$8.55	$7.94	$6.52	$9.00
Number of accumulation units outstanding at end of period	32,279	37,089	43,260	52,869	54,685	4,534	4,824	2,347	0
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.03	$11.88	$11.78	$11.03	$10.78	$10.00			
Value at end of period	$13.22	$9.03	$11.88	$11.78	$11.03	$10.78			
Number of accumulation units outstanding at end of period	908,647	1,056,910	1,275,970	1,078,759	773,925	134,849			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$14.38	$14.07	$13.17	$12.88	$12.82	$12.46	$12.13	$11.39	$11.66
Value at end of period	$16.14	$14.38	$14.07	$13.17	$12.88	$12.82	$12.46	$12.13	$11.39
Number of accumulation units outstanding at end of period	11,773,902	8,442,287	2,020,601	896,452	766,115	279,024	105,747	32,108	0
ING PIONEER FUND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.26	$12.90	$12.52	$10.94	$10.29				
Value at end of period	$10.05	$8.26	$12.90	$12.52	$10.94				
Number of accumulation units outstanding at end of period	192,048	210,718	246,686	253,209	130,333				
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period	$8.11	$12.37	$11.96	$10.86	$10.00				
Value at end of period	$9.96	$8.11	$12.37	$11.96	$10.86				
Number of accumulation units outstanding at end of period	2,425,717	2,370,996	2,052,038	1,782,785	1,259,567				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$8.25								
Value at end of period	$8.31								
Number of accumulation units outstanding at end of period	4,777,187								
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.21								
Value at end of period	$9.36								
Number of accumulation units outstanding at end of period	44,762,701								
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.49								
Value at end of period	$9.62								
Number of accumulation units outstanding at end of period	27,731,127								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.85								
Number of accumulation units outstanding at end of period	13,459,100								
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.20								
Value at end of period	$12.64								
Number of accumulation units outstanding at end of period	315,447								
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.68	$10.31							
Value at end of period	$8.09	$6.68							
Number of accumulation units outstanding at end of period	1,537,427	185,841							
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.54								
Value at end of period	$12.46								
Number of accumulation units outstanding at end of period	154,282								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.14								
Value at end of period	$12.94								
Number of accumulation units outstanding at end of period	789,109								
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.11	$10.40							
Value at end of period	$8.36	$6.11							
Number of accumulation units outstanding at end of period	727,369	303,340							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.94	$10.16							
Value at end of period	$8.60	$6.94							
Number of accumulation units outstanding at end of period	845,599	553,373							

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$5.44	$8.48	$7.87	$7.15	$6.70				
Value at end of period	$6.97	$5.44	$8.48	$7.87	$7.15				
Number of accumulation units outstanding at end of period	224,324	248,212	290,570	280,862	160,035				
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.12	$10.13							
Value at end of period	$8.88	$7.12							
Number of accumulation units outstanding at end of period	637,166	317,965							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$31.33	$44.08	$43.07	$38.31	$36.26				
Value at end of period	$40.93	$31.33	$44.08	$43.07	$38.31				
Number of accumulation units outstanding at end of period	3,340,970	3,106,564	2,314,023	1,755,993	1,075,768				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$19.81	$31.41	$31.09	$26.62	$26.13	$23.19			
Value at end of period	$24.27	$19.81	$31.41	$31.09	$26.62	$26.13			
Number of accumulation units outstanding at end of period	923,809	849,406	630,545	528,960	407,663	55,676			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$5.73	$10.14	$10.10						
Value at end of period	$8.01	$5.73	$10.14						
Number of accumulation units outstanding at end of period	987,671	535,486	154,046						
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.33	$12.59	$11.14	$10.35					
Value at end of period	$9.47	$7.33	$12.59	$11.14					
Number of accumulation units outstanding at end of period	1,737,933	1,636,457	472,387	104,438					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$14.48	$24.49	$24.39	$20.40	$18.93				
Value at end of period	$18.79	$14.48	$24.49	$24.39	$20.40				
Number of accumulation units outstanding at end of period	516,157	472,477	453,360	327,550	131,684				
ING THORNBURG VALUE PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$5.99	$10.15	$9.65	$8.42	$8.46	$7.64	$6.08	$8.89	$8.29
Value at end of period	$8.51	$5.99	$10.15	$9.65	$8.42	$8.46	$7.64	$6.08	$8.89
Number of accumulation units outstanding at end of period	9,569	10,922	18,689	35,051	26,915	30,677	25,224	6,820	0
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$10.16	$10.03							
Value at end of period	$10.51	$10.16							
Number of accumulation units outstanding at end of period	1,454,753	808,243							
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.76	$13.20	$13.34	$11.90	$11.13				
Value at end of period	$10.01	$7.76	$13.20	$13.34	$11.90				
Number of accumulation units outstanding at end of period	38,476	47,480	51,427	57,249	25,931				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.28	$13.29	$13.87	$12.21	$12.03	$10.51	$8.27	$10.00	
Value at end of period	$10.43	$8.28	$13.29	$13.87	$12.21	$12.03	$10.51	$8.27	
Number of accumulation units outstanding at end of period	1,474,475	1,390,974	1,430,257	1,382,804	1,051,435	95,582	33,231	4,189	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.05	$12.07	$11.92	$10.82	$10.15				
Value at end of period	$10.86	$9.05	$12.07	$11.92	$10.82				
Number of accumulation units outstanding at end of period	1,088,308	939,388	492,315	369,075	245,919				
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.79	$16.83	$15.65	$13.15	$12.05				
Value at end of period	$14.90	$11.79	$16.83	$15.65	$13.15				
Number of accumulation units outstanding at end of period	1,028,934	932,107	897,716	682,291	443,052				
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$8.56	$9.21							
Value at end of period	$9.72	$8.56							
Number of accumulation units outstanding at end of period	288,918	26,113							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$19.86	$29.89	$29.72	$26.13	$24.21				
Value at end of period	$24.14	$19.86	$29.89	$29.72	$26.13				
Number of accumulation units outstanding at end of period	572,851	500,728	433,803	353,888	188,468				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$7.09	$10.76	$11.39	$10.11					
Value at end of period	$9.04	$7.09	$10.76	$11.39					
Number of accumulation units outstanding at end of period	139,383	57,124	86,340	107,314					
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$6.05	$9.95							
Value at end of period	$7.70	$6.05							
Number of accumulation units outstanding at end of period	2,629,207	2,551,491							
PROFUND VP BULL									
(Fund first available during May 2003)									
Value at beginning of period	$6.05	$9.89	$9.75	$8.74	$8.68	$8.13	$6.61		
Value at end of period	$7.37	$6.05	$9.89	$9.75	$8.74	$8.68	$8.13		
Number of accumulation units outstanding at end of period	28,304	30,665	31,592	56,029	45,665	3,195	705		
PROFUND VP EUROPE 30									
(Fund first available during May 2003)									
Value at beginning of period	$6.88	$12.54	$11.16	$9.69	$9.14	$8.15	$5.99		
Value at end of period	$8.93	$6.88	$12.54	$11.16	$9.69	$9.14	$8.15		
Number of accumulation units outstanding at end of period	44,665	76,510	85,574	102,368	97,624	25,549	2,410		
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during October 2003)									
Value at beginning of period	$4.50	$7.41	$7.97	$7.38	$8.17	$9.35	$10.00		
Value at end of period	$5.84	$4.50	$7.41	$7.97	$7.38	$8.17	$9.35		
Number of accumulation units outstanding at end of period	99,495	112,208	154,005	231,298	137,057	28,211	2,001		

Condensed Financial Information (continued)

Separate Account Annual Charges of 2.00%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$7.56	$13.54	$13.93	$11.40	$11.78	$10.60
Value at end of period	$9.83	$7.56	$13.54	$13.93	$11.40	$11.78
Number of accumulation units outstanding at end of period	26,226	30,156	54,460	62,729	91,880	100,657
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.96	$10.15				
Value at end of period	$9.43	$7.96				
Number of accumulation units outstanding at end of period	392,083	130,424				
COLUMBIA SMALL CAP VALUE FUND VS						
(Fund first available during May 2005)						
Value at beginning of period	$13.47	$19.13	$20.04	$17.13	$16.57	
Value at end of period	$16.50	$13.47	$19.13	$20.04	$17.13	
Number of accumulation units outstanding at end of period	68,437	77,472	86,929	108,275	142,657	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.68	$15.45	$13.44	$12.31	$10.77	$9.59
Value at end of period	$11.52	$8.68	$15.45	$13.44	$12.31	$10.77
Number of accumulation units outstanding at end of period	465,349	515,329	493,690	385,255	267,717	57,359
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.29	$13.02	$13.12	$11.16	$10.79	$9.89
Value at end of period	$9.29	$7.29	$13.02	$13.12	$11.16	$10.79
Number of accumulation units outstanding at end of period	252,480	270,877	354,210	348,888	334,161	308,446
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.16	$10.05				
Value at end of period	$8.66	$7.16				
Number of accumulation units outstanding at end of period	50,408	5,282				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$8.80	$9.82				
Value at end of period	$9.67	$8.80				
Number of accumulation units outstanding at end of period	128,704	26,894				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.48	$14.01	$13.68	$12.18	$11.80	$10.97
Value at end of period	$10.86	$8.48	$14.01	$13.68	$12.18	$11.80
Number of accumulation units outstanding at end of period	1,118,773	1,168,294	1,187,109	1,090,431	1,005,590	665,072
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.58	$15.72	$14.36	$13.36	$11.79	$10.75
Value at end of period	$11.67	$8.58	$15.72	$14.36	$13.36	$11.79
Number of accumulation units outstanding at end of period	1,085,075	1,212,091	1,301,089	1,190,845	1,056,006	829,532

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$12.23	$21.68	$18.53	$15.98	$13.48	$11.59
Value at end of period	$17.06	$12.23	$21.68	$18.53	$15.98	$13.48
Number of accumulation units outstanding at end of period	546,257	594,092	610,150	562,397	467,938	269,604
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$10.38					
Value at end of period	$11.97					
Number of accumulation units outstanding at end of period	10,543					
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$10.98	$19.88	$17.42	$13.76	$12.17	$10.53
Value at end of period	$12.94	$10.98	$19.88	$17.42	$13.76	$12.17
Number of accumulation units outstanding at end of period	332,440	351,677	354,416	333,741	261,207	138,775
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.41	$12.87	$12.38	$10.96	$10.49	
Value at end of period	$9.82	$7.41	$12.87	$12.38	$10.96	
Number of accumulation units outstanding at end of period	132,835	100,398	81,245	61,697	44,795	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.91					
Value at end of period	$10.54					
Number of accumulation units outstanding at end of period	52,089					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.63	$12.77	$12.21	$11.63	$10.76	
Value at end of period	$9.73	$7.63	$12.77	$12.21	$11.63	
Number of accumulation units outstanding at end of period	80,891	96,232	112,892	107,751	128,970	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.93	$14.10	$13.79	$12.09	$11.72	
Value at end of period	$9.88	$8.93	$14.10	$13.79	$12.09	
Number of accumulation units outstanding at end of period	8,893	13,671	16,159	30,476	25,563	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.47	$9.99				
Value at end of period	$9.68	$6.47				
Number of accumulation units outstanding at end of period	128,598	106,495				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.09	$12.33	$13.57	$11.42		
Value at end of period	$9.28	$7.09	$12.33	$13.57		
Number of accumulation units outstanding at end of period	49,024	57,664	82,834	58,575		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$35.17	$58.38	$72.42	$53.69	$46.91	$34.74
Value at end of period	$46.84	$35.17	$58.38	$72.42	$53.69	$46.91
Number of accumulation units outstanding at end of period	39,939	46,691	63,976	83,788	82,572	87,409

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.53	$10.10	$10.01	$10.13		
Value at end of period	$7.98	$6.53	$10.10	$10.01		
Number of accumulation units outstanding at end of period	95,296	116,726	78,768	48,102		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$6.72	$11.28	$11.05	$9.91	$9.93	
Value at end of period	$8.67	$6.72	$11.28	$11.05	$9.91	
Number of accumulation units outstanding at end of period	167,610	189,819	173,700	134,351	1,446	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.86	$12.68	$11.92	$10.68	$9.86	$10.03
Value at end of period	$10.43	$8.86	$12.68	$11.92	$10.68	$9.86
Number of accumulation units outstanding at end of period	112,817	127,935	129,684	180,229	183,222	22,301
ING EVERGREEN OMEGA PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.55	$12.05	$11.01	$10.64	$10.44	$9.73
Value at end of period	$11.94	$8.55	$12.05	$11.01	$10.64	$10.44
Number of accumulation units outstanding at end of period	16,829	357	3,810	5,613	696	806
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.54	$16.00	$14.26	$13.00	$11.35	
Value at end of period	$13.01	$9.54	$16.00	$14.26	$13.00	
Number of accumulation units outstanding at end of period	402,061	431,396	503,418	380,571	402,963	
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$5.79	$10.38	$10.79			
Value at end of period	$6.91	$5.79	$10.38			
Number of accumulation units outstanding at end of period	1,565	1,738	29,163			
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.59	$10.95	$10.88	$9.99		
Value at end of period	$9.82	$7.59	$10.95	$10.88		
Number of accumulation units outstanding at end of period	412,572	431,001	396,949	160,200		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.22	$11.84	$12.65			
Value at end of period	$8.95	$7.22	$11.84			
Number of accumulation units outstanding at end of period	251,812	257,279	223,238			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$6.03	$9.57	$10.13			
Value at end of period	$7.70	$6.03	$9.57			
Number of accumulation units outstanding at end of period	401,320	438,733	354,590			
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$24.33	$42.07	$32.22	$27.08	$20.06	
Value at end of period	$32.78	$24.33	$42.07	$32.22	$27.08	
Number of accumulation units outstanding at end of period	82,418	120,553	111,003	116,077	101,883	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.06	$9.34				
Value at end of period	$7.72	$6.06				
Number of accumulation units outstanding at end of period	781,648	518,168				
ING HANG SENG INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.19					
Value at end of period	$12.91					
Number of accumulation units outstanding at end of period	5,118					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$6.95	$11.32	$11.03	$9.85	$9.56	$8.84
Value at end of period	$8.37	$6.95	$11.32	$11.03	$9.85	$9.56
Number of accumulation units outstanding at end of period	136,149	154,509	202,205	233,587	294,455	139,303
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.97	$13.06	$12.66	$11.84	$10.90	$9.49
Value at end of period	$10.26	$7.97	$13.06	$12.66	$11.84	$10.90
Number of accumulation units outstanding at end of period	151,637	174,742	224,641	219,511	262,579	103,058
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.88	$12.12	$13.23	$11.89	$11.30	$9.39
Value at end of period	$9.61	$7.88	$12.12	$13.23	$11.89	$11.30
Number of accumulation units outstanding at end of period	99,170	116,671	163,571	212,304	222,003	86,380
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.74	$12.00	$11.59	$11.39	$11.29	
Value at end of period	$11.72	$10.74	$12.00	$11.59	$11.39	
Number of accumulation units outstanding at end of period	327,587	401,440	375,355	257,927	176,739	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.04	$10.36				
Value at end of period	$7.54	$6.04				
Number of accumulation units outstanding at end of period	21,334	2,224				
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.21	$16.42	$13.86	$11.49	$10.14	$8.84
Value at end of period	$10.97	$8.21	$16.42	$13.86	$11.49	$10.14
Number of accumulation units outstanding at end of period	259,994	300,205	351,417	77,005	77,167	44,257
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.44	$23.95	$17.65	$13.26	$10.03	
Value at end of period	$19.23	$11.44	$23.95	$17.65	$13.26	
Number of accumulation units outstanding at end of period	114,794	136,751	151,276	133,347	150,997	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.00	$13.72	$13.68	$11.98	$11.27	$9.72
Value at end of period	$11.09	$9.00	$13.72	$13.68	$11.98	$11.27
Number of accumulation units outstanding at end of period	44,139	43,785	48,299	46,882	58,097	34,711

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.74	$14.19	$14.73	$12.89	$13.63	$10.28
Value at end of period	$12.16	$9.74	$14.19	$14.73	$12.89	$13.63
Number of accumulation units outstanding at end of period	103,301	110,511	152,837	202,981	184,335	145,849
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.77	$13.07	$13.60	$12.61	$11.58	$10.79
Value at end of period	$10.05	$7.77	$13.07	$13.60	$12.61	$11.58
Number of accumulation units outstanding at end of period	63,635	64,215	62,162	73,279	90,960	44,213
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$15.14	$15.09	$14.67	$14.30	$14.19	$14.35
Value at end of period	$14.89	$15.14	$15.09	$14.67	$14.30	$14.19
Number of accumulation units outstanding at end of period	550,658	717,105	355,541	327,671	274,445	227,939
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.30	$13.36	$13.09	$11.36	$10.99	$10.20
Value at end of period	$9.67	$8.30	$13.36	$13.09	$11.36	$10.99
Number of accumulation units outstanding at end of period	149,430	132,695	150,905	151,463	169,676	202,420
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$10.39	$17.77	$15.88	$15.44	$14.47	$13.13
Value at end of period	$13.14	$10.39	$17.77	$15.88	$15.44	$14.47
Number of accumulation units outstanding at end of period	231,935	254,937	283,013	331,636	340,249	349,744
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.79	$17.76	$15.03	$12.37	$10.16	
Value at end of period	$11.85	$8.79	$17.76	$15.03	$12.37	
Number of accumulation units outstanding at end of period	162,706	184,201	217,857	186,050	202,595	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$19.55	$25.69	$25.21	$22.98	$22.79	$20.93
Value at end of period	$22.59	$19.55	$25.69	$25.21	$22.98	$22.79
Number of accumulation units outstanding at end of period	314,452	348,107	408,439	480,240	540,719	569,629
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.09	$18.16	$14.55	$11.35	$10.11	
Value at end of period	$14.43	$11.09	$18.16	$14.55	$11.35	
Number of accumulation units outstanding at end of period	134,111	151,687	132,527	146,037	151,335	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during April 2004)						
Value at beginning of period	$6.28	$10.29	$8.37	$7.94	$7.35	$7.02
Value at end of period	$8.68	$6.28	$10.29	$8.37	$7.94	$7.35
Number of accumulation units outstanding at end of period	159,664	180,808	28,081	33,209	44,226	45,752
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$9.59					
Value at end of period	$10.56					
Number of accumulation units outstanding at end of period	6,388					

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during April 2005)						
Value at beginning of period	$8.44	$14.43	$13.82	$11.95	$10.06	
Value at end of period	$11.55	$8.44	$14.43	$13.82	$11.95	
Number of accumulation units outstanding at end of period	6,492	8,157	5,869	4,851	5,566	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.48	$14.54	$13.95	$12.10	$10.90	$9.66
Value at end of period	$11.58	$8.48	$14.54	$13.95	$12.10	$10.90
Number of accumulation units outstanding at end of period	84,778	84,737	89,258	77,482	25,510	1,231
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.02	$12.75	$12.66	$11.16	$10.66	$9.90
Value at end of period	$9.02	$8.02	$12.75	$12.66	$11.16	$10.66
Number of accumulation units outstanding at end of period	21,092	21,450	27,304	28,850	35,525	15,343
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$9.00	$11.86	$11.76	$11.02	$10.77	$10.00
Value at end of period	$13.18	$9.00	$11.86	$11.76	$11.02	$10.77
Number of accumulation units outstanding at end of period	317,555	396,372	470,478	553,343	606,903	671,366
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$14.28	$13.98	$13.09	$12.80	$12.75	$12.40
Value at end of period	$16.01	$14.28	$13.98	$13.09	$12.80	$12.75
Number of accumulation units outstanding at end of period	921,983	851,914	834,848	748,592	782,007	788,210
ING PIONEER FUND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.24	$12.88	$12.51	$10.94	$10.35	
Value at end of period	$10.03	$8.24	$12.88	$12.51	$10.94	
Number of accumulation units outstanding at end of period	48,404	46,021	66,502	109,629	127,930	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.10	$12.36	$11.95	$10.85	$10.14	
Value at end of period	$9.93	$8.10	$12.36	$11.95	$10.85	
Number of accumulation units outstanding at end of period	435,283	471,119	462,995	516,027	565,708	
ING RETIREMENT CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.25					
Value at end of period	$8.30					
Number of accumulation units outstanding at end of period	152,049					
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.36					
Number of accumulation units outstanding at end of period	2,682,985					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.62					
Number of accumulation units outstanding at end of period	2,606,552					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.85					
Number of accumulation units outstanding at end of period	1,965,109					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.83					
Value at end of period	$12.63					
Number of accumulation units outstanding at end of period	124,327					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.68	$8.37				
Value at end of period	$8.08	$6.68				
Number of accumulation units outstanding at end of period	285,823	11,909				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.62					
Value at end of period	$12.46					
Number of accumulation units outstanding at end of period	42,918					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$10.45					
Value at end of period	$12.94					
Number of accumulation units outstanding at end of period	91,269					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.10	$10.21				
Value at end of period	$8.36	$6.10				
Number of accumulation units outstanding at end of period	23,479	44,803				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.94	$10.02				
Value at end of period	$8.59	$6.94				
Number of accumulation units outstanding at end of period	53,087	80,988				
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$5.42	$8.45	$7.85	$7.13	$6.68	
Value at end of period	$6.94	$5.42	$8.45	$7.85	$7.13	
Number of accumulation units outstanding at end of period	97,037	108,308	121,288	171,488	241,147	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$7.12	$10.47				
Value at end of period	$8.88	$7.12				
Number of accumulation units outstanding at end of period	16,874	9,513				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$31.01	$43.65	$42.67	$37.98	$35.97	
Value at end of period	$40.49	$31.01	$43.65	$42.67	$37.98	
Number of accumulation units outstanding at end of period	345,677	355,784	440,530	551,286	568,407	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$19.61	$31.11	$30.81	$26.39	$25.91	$23.02
Value at end of period	$24.02	$19.61	$31.11	$30.81	$26.39	$25.91
Number of accumulation units outstanding at end of period	240,199	264,549	311,996	369,869	435,247	429,673
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$5.72	$10.13	$9.99			
Value at end of period	$8.00	$5.72	$10.13			
Number of accumulation units outstanding at end of period	32,018	13,065	10,546			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.32	$12.58	$11.14	$10.09		
Value at end of period	$9.46	$7.32	$12.58	$11.14		
Number of accumulation units outstanding at end of period	103,342	116,907	106,098	13,666		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during May 2005)						
Value at beginning of period	$14.36	$24.30	$24.21	$20.26	$18.82	
Value at end of period	$18.62	$14.36	$24.30	$24.21	$20.26	
Number of accumulation units outstanding at end of period	169,446	160,917	185,808	199,831	210,122	
ING THORNBURG VALUE PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.60	$12.88	$12.26	$10.70	$10.75	$9.44
Value at end of period	$10.79	$7.60	$12.88	$12.26	$10.70	$10.75
Number of accumulation units outstanding at end of period	1,096	1,390	1,405	1,412	1,421	101
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.15	$9.78				
Value at end of period	$10.50	$10.15				
Number of accumulation units outstanding at end of period	73,462	122,520				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$7.74	$13.17	$13.32	$11.89	$11.13	$10.06
Value at end of period	$9.98	$7.74	$13.17	$13.32	$11.89	$11.13
Number of accumulation units outstanding at end of period	19,673	19,720	19,450	18,158	8,593	468
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$7.57	$12.17	$12.71	$11.19	$11.04	$9.56
Value at end of period	$9.54	$7.57	$12.17	$12.71	$11.19	$11.04
Number of accumulation units outstanding at end of period	97,602	115,956	132,032	133,853	105,454	26,221
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.03	$12.06	$11.91	$10.81	$10.15	
Value at end of period	$10.83	$9.03	$12.06	$11.91	$10.81	
Number of accumulation units outstanding at end of period	92,793	123,763	67,658	74,414	38,318	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.75	$16.78	$15.61	$13.13	$12.04	
Value at end of period	$14.84	$11.75	$16.78	$15.61	$13.13	
Number of accumulation units outstanding at end of period	114,638	100,794	133,784	174,683	162,922	

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$8.58					
Value at end of period	$9.71					
Number of accumulation units outstanding at end of period	10,835					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$19.71	$29.67	$29.52	$25.96	$24.07	
Value at end of period	$23.94	$19.71	$29.67	$29.52	$25.96	
Number of accumulation units outstanding at end of period	119,973	146,256	144,408	174,528	194,957	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$7.08	$10.74	$11.38	$10.04		
Value at end of period	$9.02	$7.08	$10.74	$11.38		
Number of accumulation units outstanding at end of period	13,637	6,176	7,265	11,531		
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during March 2008)						
Value at beginning of period	$6.04	$9.81				
Value at end of period	$7.70	$6.04				
Number of accumulation units outstanding at end of period	15,997	20,629				
PROFUND VP BULL						
(Fund first available during May 2003)						
Value at beginning of period	$6.02	$9.86	$9.72	$8.72	$8.66	$8.12
Value at end of period	$7.34	$6.02	$9.86	$9.72	$8.72	$8.66
Number of accumulation units outstanding at end of period	10,176	10,875	11,940	36,307	29,254	83,416
PROFUND VP EUROPE 30						
(Fund first available during May 2003)						
Value at beginning of period	$6.86	$12.50	$11.13	$9.66	$9.12	$8.14
Value at end of period	$8.89	$6.86	$12.50	$11.13	$9.66	$9.12
Number of accumulation units outstanding at end of period	13,922	15,064	22,016	39,521	41,162	62,417
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.49	$7.39	$7.95	$7.37	$8.16	$9.35
Value at end of period	$5.82	$4.49	$7.39	$7.95	$7.37	$8.16
Number of accumulation units outstanding at end of period	27,381	32,374	41,711	43,862	100,887	101,669

Separate Account Annual Charges of 2.20%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$7.00								
Value at end of period	$9.40								
Number of accumulation units outstanding at end of period	145								

SD Advantage CFI 54

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.66	$17.23	$15.02	$13.78	$12.07	$10.72	$8.55	$9.67	$9.35
Value at end of period	$12.79	$9.66	$17.23	$15.02	$13.78	$12.07	$10.72	$8.55	$9.67
Number of accumulation units outstanding at end of period	2,231	3,118	6,345	34,831	96,178	114,317	67,994	5,170	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.19	$12.85	$12.98	$11.06	$10.71	$9.85	$7.74	$9.55	$9.09
Value at end of period	$9.13	$7.19	$12.85	$12.98	$11.06	$10.71	$9.85	$7.74	$9.55
Number of accumulation units outstanding at end of period	1,420	3,551	3,669	13,942	54,178	72,342	47,675	15,528	681
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$6.23								
Value at end of period	$8.63								
Number of accumulation units outstanding at end of period	164								
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.95	$9.95							
Value at end of period	$9.82	$8.95							
Number of accumulation units outstanding at end of period	0	722							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.40	$13.89	$13.59	$12.12	$11.77	$10.96	$10.00		
Value at end of period	$10.72	$8.40	$13.89	$13.59	$12.12	$11.77	$10.96		
Number of accumulation units outstanding at end of period	8,790	11,677	23,912	84,738	204,302	283,627	63,314		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.49	$15.59	$14.26	$13.30	$11.76	$10.74	$10.00		
Value at end of period	$11.52	$8.49	$15.59	$14.26	$13.30	$11.76	$10.74		
Number of accumulation units outstanding at end of period	3,106	4,292	9,061	75,259	169,062	211,910	65,586		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.10	$21.50	$18.41	$15.90	$13.45	$11.59	$10.00		
Value at end of period	$16.85	$12.10	$21.50	$18.41	$15.90	$13.45	$11.59		
Number of accumulation units outstanding at end of period	847	1,636	6,274	27,858	71,703	64,029	25,452		
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.84	$19.66	$17.26	$13.66	$12.11	$10.50	$8.18	$10.00	
Value at end of period	$12.75	$10.84	$19.66	$17.26	$13.66	$12.11	$10.50	$8.18	
Number of accumulation units outstanding at end of period	2,062	2,177	2,528	7,654	43,805	33,546	18,674	71	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$12.80	$12.34	$10.94	$10.73				
Value at end of period		$7.36	$12.80	$12.34	$10.94				
Number of accumulation units outstanding at end of period		0	402	2,761	8,499				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$7.54	$12.65	$12.12	$11.57	$10.86				
Value at end of period	$9.60	$7.54	$12.65	$12.12	$11.57				
Number of accumulation units outstanding at end of period	41	42	770	4,193	21,047				

SD Advantage

CFI 55

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$7.06	$12.29	$13.79						
Value at end of period	$9.21	$7.06	$12.29						
Number of accumulation units outstanding at end of period	68	441	69						
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$6.68	$11.24	$11.03	$10.13					
Value at end of period	$8.60	$6.68	$11.24	$11.03					
Number of accumulation units outstanding at end of period	753	753	919	527					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.78	$12.59	$11.85	$10.64	$9.62				
Value at end of period	$10.31	$8.78	$12.59	$11.85	$10.64				
Number of accumulation units outstanding at end of period	0	652	653	2,463	20,187				
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during April 2005)									
Value at beginning of period			$10.95	$10.61	$9.45				
Value at end of period			$11.96	$10.95	$10.61				
Number of accumulation units outstanding at end of period			0	1,273	3,647				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$14.65	$13.08	$11.95	$9.95				
Value at end of period		$8.72	$14.65	$13.08	$11.95				
Number of accumulation units outstanding at end of period		0	716	2,506	3,680				
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.55	$10.91	$10.87	$10.02					
Value at end of period	$9.75	$7.55	$10.91	$10.87					
Number of accumulation units outstanding at end of period	1,007	1,520	9,223	20,091					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$7.19	$11.82	$11.67						
Value at end of period	$8.90	$7.19	$11.82						
Number of accumulation units outstanding at end of period	219	222	741						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$6.01	$9.55	$9.46						
Value at end of period	$7.66	$6.01	$9.55						
Number of accumulation units outstanding at end of period	1,615	15,067	21,238						
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$6.05	$9.24							
Value at end of period	$7.69	$6.05							
Number of accumulation units outstanding at end of period	0	5,301							
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.85	$11.18	$10.91	$9.76	$9.49	$8.80	$7.15	$9.34	$9.06
Value at end of period	$8.24	$6.85	$11.18	$10.91	$9.76	$9.49	$8.80	$7.15	$9.34
Number of accumulation units outstanding at end of period	2,350	7,911	104,145	43,631	69,109	100,001	44,013	10,196	0

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.02	$14.81	$14.38	$13.48	$12.43	$10.92	$8.46	$9.85	$9.13
Value at end of period	$11.60	$9.02	$14.81	$14.38	$13.48	$12.43	$10.92	$8.46	$9.85
Number of accumulation units outstanding at end of period	1,395	3,798	5,092	40,904	86,114	130,817	58,661	11,178	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.32	$14.36	$15.70	$14.15	$13.47	$11.31	$8.52	$10.05	$9.14
Value at end of period	$11.35	$9.32	$14.36	$15.70	$14.15	$13.47	$11.31	$8.52	$10.05
Number of accumulation units outstanding at end of period	890	2,885	3,649	30,063	60,361	103,577	69,980	5,086	0
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.42	$10.54	$10.19	$10.04	$10.04				
Value at end of period	$10.25	$9.42	$10.54	$10.19	$10.04				
Number of accumulation units outstanding at end of period	49,681	43,426	3,417	7,181	11,842				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.84	$16.55	$16.53	$14.51	$13.67	$11.59	$9.11	$10.00	
Value at end of period	$13.32	$10.84	$16.55	$16.53	$14.51	$13.67	$11.59	$9.11	
Number of accumulation units outstanding at end of period	863	862	2,681	15,030	39,358	72,419	34,573	525	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period		$14.03	$14.60	$12.80	$13.63	$10.24	$7.80	$10.00	
Value at end of period		$9.62	$14.03	$14.60	$12.80	$13.63	$10.24	$7.80	
Number of accumulation units outstanding at end of period		0	231	10,791	23,790	24,553	11,237	277	
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$14.57	$14.54	$14.16	$13.83	$13.76	$13.94	$14.15	$14.26	$14.26
Value at end of period	$14.29	$14.57	$14.54	$14.16	$13.83	$13.76	$13.94	$14.15	$14.26
Number of accumulation units outstanding at end of period	11,833	33,725	25,342	49,047	55,928	95,078	111,894	948,017	47,932
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period			$12.19	$11.88	$11.15				
Value at end of period			$13.61	$12.19	$11.88				
Number of accumulation units outstanding at end of period			0	611	7,842				
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$19.02	$25.04	$24.62	$22.48	$22.34	$20.55	$18.00	$19.39	$18.97
Value at end of period	$21.93	$19.02	$25.04	$24.62	$22.48	$22.34	$20.55	$18.00	$19.39
Number of accumulation units outstanding at end of period	1,684	3,419	6,543	28,356	87,954	152,247	99,828	19,793	335
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.01	$18.07	$14.50	$11.33	$10.15				
Value at end of period	$14.30	$11.01	$18.07	$14.50	$11.33				
Number of accumulation units outstanding at end of period	0	468	56	1,552	22,433				
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.92	$11.77	$11.70	$10.98	$10.76	$10.00			
Value at end of period	$13.04	$8.92	$11.77	$11.70	$10.98	$10.76			
Number of accumulation units outstanding at end of period	245	248	5,406	31,263	114,748	158,074			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$13.88	$13.62	$12.78	$12.52	$12.50	$12.18	$11.89	$11.19	$11.46
Value at end of period	$15.54	$13.88	$13.62	$12.78	$12.52	$12.50	$12.18	$11.89	$11.19
Number of accumulation units outstanding at end of period	981	6,018	11,796	41,533	109,825	162,753	142,025	41,826	0
ING PIONEER FUND PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$8.18	$12.82	$12.47	$10.92	$10.65				
Value at end of period	$9.94	$8.18	$12.82	$12.47	$10.92				
Number of accumulation units outstanding at end of period	0	3,000	3,941	4,048	9,560				
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$12.29	$11.91	$10.84	$10.14				
Value at end of period		$8.04	$12.29	$11.91	$10.84				
Number of accumulation units outstanding at end of period		0	1,794	5,287	17,209				
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.21								
Value at end of period	$9.36								
Number of accumulation units outstanding at end of period	1,804								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.84								
Number of accumulation units outstanding at end of period	5,123								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.62								
Value at end of period	$12.44								
Number of accumulation units outstanding at end of period	69								
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$11.54								
Value at end of period	$12.92								
Number of accumulation units outstanding at end of period	149								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$6.93	$10.01							
Value at end of period	$8.57	$6.93							
Number of accumulation units outstanding at end of period	48	49							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.88	$12.52	$12.27	$10.94	$10.10				
Value at end of period	$11.57	$8.88	$12.52	$12.27	$10.94				
Number of accumulation units outstanding at end of period	1,360	1,820	4,574	9,862	34,086				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period		$13.28	$13.18	$11.31	$11.13	$10.00			
Value at end of period		$8.35	$13.28	$13.18	$11.31	$11.13			
Number of accumulation units outstanding at end of period		0	1,569	9,665	25,903	11,490			

CFI 58

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period		$12.54	$11.12	$10.32					
Value at end of period		$7.28	$12.54	$11.12					
Number of accumulation units outstanding at end of period		0	488	1,233					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during September 2005)									
Value at beginning of period	$8.06	$13.66	$13.64	$11.43	$10.87				
Value at end of period	$10.43	$8.06	$13.66	$13.64	$11.43				
Number of accumulation units outstanding at end of period	189	192	479	2,422	2,998				
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$10.13								
Value at end of period	$10.47								
Number of accumulation units outstanding at end of period	153								
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.14	$13.11	$13.71	$12.10	$11.96	$10.47	$8.25	$10.00	
Value at end of period	$10.24	$8.14	$13.11	$13.71	$12.10	$11.96	$10.47	$8.25	
Number of accumulation units outstanding at end of period	1,289	7,424	9,000	21,315	53,359	74,073	34,041	1,515	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during August 2005)									
Value at beginning of period	$8.97	$11.99	$11.87	$10.80	$10.69				
Value at end of period	$10.73	$8.97	$11.99	$11.87	$10.80				
Number of accumulation units outstanding at end of period	6,061	6,461	2,835	12,808	7,173				
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$13.49	$12.57	$10.59	$10.09				
Value at end of period		$9.42	$13.49	$12.57	$10.59				
Number of accumulation units outstanding at end of period		0	460	690	14,148				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during August 2005)									
Value at beginning of period		$12.58	$12.54	$11.05	$10.66				
Value at end of period		$8.34	$12.58	$12.54	$11.05				
Number of accumulation units outstanding at end of period		0	2,252	10,904	7,764				

Separate Account Annual Charges of 2.25%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$7.43	$13.34	$13.76	$11.30	$11.70	$10.55
Value at end of period	$9.64	$7.43	$13.34	$13.76	$11.30	$11.70
Number of accumulation units outstanding at end of period	42,599	45,659	54,476	57,191	53,074	61,071

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$7.94	$10.08				
Value at end of period	$9.39	$7.94				
Number of accumulation units outstanding at end of period	112,665	122,021				
COLUMBIA SMALL CAP VALUE FUND VS						
(Fund first available during May 2005)						
Value at beginning of period	$13.27	$18.90	$19.85	$17.01	$16.50	
Value at end of period	$16.22	$13.27	$18.90	$19.85	$17.01	
Number of accumulation units outstanding at end of period	58,445	64,511	88,194	143,417	162,865	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.57	$15.31	$13.35	$12.26	$10.75	$9.58
Value at end of period	$11.35	$8.57	$15.31	$13.35	$12.26	$10.75
Number of accumulation units outstanding at end of period	110,336	146,258	207,534	167,756	160,154	11,500
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.16	$12.80	$12.94	$11.03	$10.69	$9.83
Value at end of period	$9.09	$7.16	$12.80	$12.94	$11.03	$10.69
Number of accumulation units outstanding at end of period	93,636	127,693	203,057	249,780	302,405	295,104
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.15	$10.01				
Value at end of period	$8.62	$7.15				
Number of accumulation units outstanding at end of period	3,513	3,550				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$8.78	$9.87				
Value at end of period	$9.62	$8.78				
Number of accumulation units outstanding at end of period	89,045	20,375				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.37	$13.85	$13.56	$12.11	$11.76	$10.96
Value at end of period	$10.68	$8.37	$13.85	$13.56	$12.11	$11.76
Number of accumulation units outstanding at end of period	498,701	512,263	699,866	780,265	845,511	814,463
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.47	$15.55	$14.23	$13.28	$11.75	$10.74
Value at end of period	$11.48	$8.47	$15.55	$14.23	$13.28	$11.75
Number of accumulation units outstanding at end of period	608,282	640,582	763,218	915,492	1,003,518	884,348
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$12.06	$21.44	$18.37	$15.88	$13.43	$11.58
Value at end of period	$16.78	$12.06	$21.44	$18.37	$15.88	$13.43
Number of accumulation units outstanding at end of period	259,449	272,967	392,274	452,095	354,277	258,319
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$8.74					
Value at end of period	$11.93					
Number of accumulation units outstanding at end of period	4,144					

	2009	**2008**	**2007**	**2006**	**2005**	**2004**
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$10.80	$19.60	$17.22	$13.63	$12.09	$10.49
Value at end of period	$12.69	$10.80	$19.60	$17.22	$13.63	$12.09
Number of accumulation units outstanding at end of period	189,948	228,733	294,412	325,583	284,151	277,456
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.34	$12.78	$12.32	$10.94	$10.31	
Value at end of period	$9.70	$7.34	$12.78	$12.32	$10.94	
Number of accumulation units outstanding at end of period	56,178	41,401	59,702	26,530	21,319	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.91					
Value at end of period	$10.52					
Number of accumulation units outstanding at end of period	31,823					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.50	$12.59	$12.07	$11.52	$10.69	
Value at end of period	$9.54	$7.50	$12.59	$12.07	$11.52	
Number of accumulation units outstanding at end of period	50,984	55,175	71,247	96,351	117,669	
ING BLACKROCK LARGE CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.78	$13.89	$13.63	$11.98	$11.64	
Value at end of period	$9.69	$8.78	$13.89	$13.63	$11.98	
Number of accumulation units outstanding at end of period	43,187	53,660	71,980	82,804	105,368	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.46	$9.99				
Value at end of period	$9.64	$6.46				
Number of accumulation units outstanding at end of period	74,814	71,494				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.05	$12.27	$13.54	$11.42		
Value at end of period	$9.19	$7.05	$12.27	$13.54		
Number of accumulation units outstanding at end of period	40,627	100,244	74,866	32,151		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$33.43	$55.63	$69.18	$51.42	$45.04	$33.44
Value at end of period	$44.40	$33.43	$55.63	$69.18	$51.42	$45.04
Number of accumulation units outstanding at end of period	44,233	53,921	67,933	96,700	116,655	129,932
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.48	$10.06	$10.00	$10.12		
Value at end of period	$7.90	$6.48	$10.06	$10.00		
Number of accumulation units outstanding at end of period	25,828	28,280	21,531	25,627		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$6.67	$11.22	$11.02	$10.09		
Value at end of period	$8.58	$6.67	$11.22	$11.02		
Number of accumulation units outstanding at end of period	36,681	43,541	62,501	46,446		

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.79					
Number of accumulation units outstanding at end of period	2,814					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.75	$12.56	$11.84	$10.63	$9.85	$9.95
Value at end of period	$10.28	$8.75	$12.56	$11.84	$10.63	$9.85
Number of accumulation units outstanding at end of period	53,790	69,340	68,808	96,220	110,965	27,062
ING EVERGREEN OMEGA PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.45	$11.93	$10.94	$10.60	$10.42	$9.88
Value at end of period	$11.77	$8.45	$11.93	$10.94	$10.60	$10.42
Number of accumulation units outstanding at end of period	33,676	3,231	3,768	4,142	2,597	2,371
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.34	$15.71	$14.03	$12.83	$11.22	
Value at end of period	$12.71	$9.34	$15.71	$14.03	$12.83	
Number of accumulation units outstanding at end of period	295,701	372,335	393,393	277,950	314,053	
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$5.77	$10.37	$10.46			
Value at end of period	$6.87	$5.77	$10.37			
Number of accumulation units outstanding at end of period	6,389	11,534	8,189			
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during June 2006)						
Value at beginning of period	$7.54	$10.90	$10.86	$9.92		
Value at end of period	$9.73	$7.54	$10.90	$10.86		
Number of accumulation units outstanding at end of period	85,395	105,990	148,077	112,383		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.19	$11.82	$12.60			
Value at end of period	$8.89	$7.19	$11.82			
Number of accumulation units outstanding at end of period	45,536	40,021	38,202			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during June 2007)						
Value at beginning of period	$6.00	$9.55	$10.11			
Value at end of period	$7.65	$6.00	$9.55			
Number of accumulation units outstanding at end of period	23,504	21,180	61,986			
ING FTSE 100 INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.96					
Value at end of period	$10.24					
Number of accumulation units outstanding at end of period	2,700					
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$23.12	$40.09	$30.78	$25.93	$19.26	
Value at end of period	$31.08	$23.12	$40.09	$30.78	$25.93	
Number of accumulation units outstanding at end of period	103,412	91,839	101,513	99,891	126,560	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.04	$9.24				
Value at end of period	$7.68	$6.04				
Number of accumulation units outstanding at end of period	443,527	374,141				
ING HANG SENG INDEX PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.19					
Value at end of period	$12.88					
Number of accumulation units outstanding at end of period	80,340					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$6.82	$11.14	$10.88	$9.74	$9.47	$8.79
Value at end of period	$8.20	$6.82	$11.14	$10.88	$9.74	$9.47
Number of accumulation units outstanding at end of period	124,726	130,307	155,478	210,090	239,403	193,074
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.87	$12.93	$12.57	$11.78	$10.88	$9.38
Value at end of period	$10.12	$7.87	$12.93	$12.57	$11.78	$10.88
Number of accumulation units outstanding at end of period	31,119	34,946	96,667	87,337	77,270	39,449
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.79	$12.01	$13.14	$11.84	$11.28	$9.39
Value at end of period	$9.48	$7.79	$12.01	$13.14	$11.84	$11.28
Number of accumulation units outstanding at end of period	54,347	59,409	121,033	124,046	133,947	64,254
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.56	$11.83	$11.45	$11.29	$11.21	
Value at end of period	$11.49	$10.56	$11.83	$11.45	$11.29	
Number of accumulation units outstanding at end of period	136,125	115,151	282,418	330,674	181,271	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.03	$7.81				
Value at end of period	$7.51	$6.03				
Number of accumulation units outstanding at end of period	21,769	2,086				
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.04	$16.11	$13.64	$11.34	$10.03	$8.76
Value at end of period	$10.72	$8.04	$16.11	$13.64	$11.34	$10.03
Number of accumulation units outstanding at end of period	270,724	400,657	385,067	41,525	50,308	83,138
ING JAPAN EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.91					
Value at end of period	$9.84					
Number of accumulation units outstanding at end of period	2,858					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.12	$23.35	$17.25	$13.00	$9.86	
Value at end of period	$18.65	$11.12	$23.35	$17.25	$13.00	
Number of accumulation units outstanding at end of period	177,231	174,025	244,587	197,733	146,546	

SD Advantage

	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.90	$13.59	$13.59	$11.93	$11.25	$9.66
Value at end of period	$10.93	$8.90	$13.59	$13.59	$11.93	$11.25
Number of accumulation units outstanding at end of period	8,464	2,712	13,224	23,365	26,069	17,667
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$9.58	$13.99	$14.56	$12.77	$13.63	$10.23
Value at end of period	$11.92	$9.58	$13.99	$14.56	$12.77	$13.63
Number of accumulation units outstanding at end of period	65,498	70,848	113,397	129,949	150,463	171,395
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.67	$12.93	$13.48	$12.54	$11.54	$10.78
Value at end of period	$9.89	$7.67	$12.93	$13.48	$12.54	$11.54
Number of accumulation units outstanding at end of period	57,652	61,451	72,076	109,513	123,925	117,910
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$14.39	$14.37	$14.01	$13.69	$13.63	$13.81
Value at end of period	$14.11	$14.39	$14.37	$14.01	$13.69	$13.63
Number of accumulation units outstanding at end of period	264,636	576,192	185,712	272,163	260,447	455,671
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$8.12	$13.09	$12.86	$11.19	$10.85	$10.10
Value at end of period	$9.42	$8.12	$13.09	$12.86	$11.19	$10.85
Number of accumulation units outstanding at end of period	89,768	92,807	123,251	166,315	168,903	212,623
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$10.06	$17.24	$15.45	$15.06	$14.15	$12.87
Value at end of period	$12.68	$10.06	$17.24	$15.45	$15.06	$14.15
Number of accumulation units outstanding at end of period	167,069	197,403	215,863	319,361	380,749	372,076
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.71	$17.64	$14.97	$12.34	$10.13	
Value at end of period	$11.71	$8.71	$17.64	$14.97	$12.34	
Number of accumulation units outstanding at end of period	47,971	56,149	77,514	58,389	77,287	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$18.85	$24.84	$24.44	$22.33	$22.20	$20.44
Value at end of period	$21.73	$18.85	$24.84	$24.44	$22.33	$22.20
Number of accumulation units outstanding at end of period	197,319	205,398	297,152	351,026	427,197	472,868
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.98	$18.04	$14.49	$11.33	$10.14	
Value at end of period	$14.26	$10.98	$18.04	$14.49	$11.33	
Number of accumulation units outstanding at end of period	107,097	107,968	204,376	239,153	142,148	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during April 2004)						
Value at beginning of period	$6.16	$10.12	$8.25	$7.84	$7.28	$6.96
Value at end of period	$8.49	$6.16	$10.12	$8.25	$7.84	$7.28
Number of accumulation units outstanding at end of period	190,251	187,910	33,627	41,026	59,293	98,330

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$8.03					
Value at end of period	$10.53					
Number of accumulation units outstanding at end of period	412					
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Fund first available during January 2005)						
Value at beginning of period	$7.92	$12.63	$12.57	$11.11	$10.44	
Value at end of period	$8.89	$7.92	$12.63	$12.57	$11.11	
Number of accumulation units outstanding at end of period	4,939	5,965	7,827	10,276	15,538	
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.90	$11.75	$11.68	$10.97	$10.76	$10.00
Value at end of period	$12.99	$8.90	$11.75	$11.68	$10.97	$10.76
Number of accumulation units outstanding at end of period	245,520	308,901	461,570	549,155	551,712	666,933
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$13.77	$13.52	$12.69	$12.44	$12.42	$12.11
Value at end of period	$15.40	$13.77	$13.52	$12.69	$12.44	$12.42
Number of accumulation units outstanding at end of period	635,850	490,238	387,960	397,098	392,076	440,350
ING PIONEER FUND PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.16	$12.80	$12.46	$10.92	$10.58	
Value at end of period	$9.91	$8.16	$12.80	$12.46	$10.92	
Number of accumulation units outstanding at end of period	63,047	52,474	62,960	74,004	82,218	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.02	$12.27	$11.90	$10.83	$10.11	
Value at end of period	$9.81	$8.02	$12.27	$11.90	$10.83	
Number of accumulation units outstanding at end of period	289,414	346,626	354,598	422,650	550,111	
ING RETIREMENT CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$8.24					
Value at end of period	$8.30					
Number of accumulation units outstanding at end of period	62,202					
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.36					
Number of accumulation units outstanding at end of period	1,001,792					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.61					
Number of accumulation units outstanding at end of period	741,695					
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.84					
Number of accumulation units outstanding at end of period	889,780					

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.82					
Value at end of period	$12.61					
Number of accumulation units outstanding at end of period	80,524					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$6.67	$6.49				
Value at end of period	$8.05	$6.67				
Number of accumulation units outstanding at end of period	156,430	2,411				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.62					
Value at end of period	$12.43					
Number of accumulation units outstanding at end of period	897					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$10.45					
Value at end of period	$12.91					
Number of accumulation units outstanding at end of period	62,511					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.09	$10.45				
Value at end of period	$8.32	$6.09				
Number of accumulation units outstanding at end of period	29,454	5,140				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$6.93	$10.34				
Value at end of period	$8.56	$6.93				
Number of accumulation units outstanding at end of period	32,879	42,302				
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$5.31	$8.31	$7.74	$7.05	$6.62	
Value at end of period	$6.79	$5.31	$8.31	$7.74	$7.05	
Number of accumulation units outstanding at end of period	78,963	96,247	114,434	132,296	161,316	
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.11	$10.15				
Value at end of period	$8.84	$7.11				
Number of accumulation units outstanding at end of period	26,217	83,826				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$29.47	$41.59	$40.77	$36.37	$34.53	
Value at end of period	$38.39	$29.47	$41.59	$40.77	$36.37	
Number of accumulation units outstanding at end of period	421,088	383,153	355,199	430,697	523,349	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$18.63	$29.64	$29.43	$25.28	$24.88	$22.16
Value at end of period	$22.77	$18.63	$29.64	$29.43	$25.28	$24.88
Number of accumulation units outstanding at end of period	182,388	194,091	233,991	277,630	306,995	367,821

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$5.70	$10.11	$10.49			
Value at end of period	$7.94	$5.70	$10.11			
Number of accumulation units outstanding at end of period	37,103	10,101	2,654			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.27	$12.52	$11.12	$10.03		
Value at end of period	$9.37	$7.27	$12.52	$11.12		
Number of accumulation units outstanding at end of period	181,697	168,744	23,903	8,263		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during May 2005)						
Value at beginning of period	$13.78	$23.38	$23.35	$19.59	$18.24	
Value at end of period	$17.82	$13.78	$23.38	$23.35	$19.59	
Number of accumulation units outstanding at end of period	78,639	83,741	115,330	156,647	193,979	
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$10.14	$9.88				
Value at end of period	$10.46	$10.14				
Number of accumulation units outstanding at end of period	58,074	15,171				
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$7.48	$12.05	$12.62	$11.14	$11.02	$9.63
Value at end of period	$9.40	$7.48	$12.05	$12.62	$11.14	$11.02
Number of accumulation units outstanding at end of period	16,497	44,947	60,734	52,395	26,594	7,564
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.95	$11.97	$11.86	$10.79	$10.15	
Value at end of period	$10.70	$8.95	$11.97	$11.86	$10.79	
Number of accumulation units outstanding at end of period	66,181	68,985	6,652	7,807	19,058	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$11.55	$16.54	$15.43	$13.01	$11.95	
Value at end of period	$14.55	$11.55	$16.54	$15.43	$13.01	
Number of accumulation units outstanding at end of period	111,544	129,634	171,700	179,501	208,303	
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$8.55	$7.87				
Value at end of period	$9.68	$8.55				
Number of accumulation units outstanding at end of period	2,086	235				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$18.96	$28.61	$28.54	$25.17	$23.39	
Value at end of period	$22.97	$18.96	$28.61	$28.54	$25.17	
Number of accumulation units outstanding at end of period	72,770	74,196	100,564	139,595	162,843	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$7.02	$10.69	$11.35	$9.71	$9.93	
Value at end of period	$8.93	$7.02	$10.69	$11.35	$9.71	
Number of accumulation units outstanding at end of period	1,396	1,414	3,606	3,183	2,587	

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.03	$10.03				
Value at end of period	$7.66	$6.03				
Number of accumulation units outstanding at end of period	10,025	7,762				
PROFUND VP BULL						
(Fund first available during May 2003)						
Value at beginning of period	$5.91	$9.69	$9.58	$8.62	$8.58	$8.07
Value at end of period	$7.18	$5.91	$9.69	$9.58	$8.62	$8.58
Number of accumulation units outstanding at end of period	22,603	22,956	30,118	36,792	58,258	57,055
PROFUND VP EUROPE 30						
(Fund first available during May 2003)						
Value at beginning of period	$6.72	$12.29	$10.97	$9.55	$9.04	$8.09
Value at end of period	$8.70	$6.72	$12.29	$10.97	$9.55	$9.04
Number of accumulation units outstanding at end of period	11,681	15,188	18,280	35,142	41,282	48,053
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.43	$7.31	$7.89	$7.32	$8.13	$9.34
Value at end of period	$5.72	$4.43	$7.31	$7.89	$7.32	$8.13
Number of accumulation units outstanding at end of period	18,106	18,342	27,111	50,918	57,652	55,148

Separate Account Annual Charges of 2.40%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.08	$12.69	$12.83	$10.96	$10.64	$9.80	$7.72	$9.54	$9.08
Value at end of period	$8.98	$7.08	$12.69	$12.83	$10.96	$10.64	$9.80	$7.72	$9.54
Number of accumulation units outstanding at end of period	245	349	3,313	22,844	57,603	98,445	68,048	10,722	0
ING AMERICAN FUNDS BOND PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$8.94	$9.44							
Value at end of period	$9.79	$8.94							
Number of accumulation units outstanding at end of period	0	654							
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.30	$13.77	$13.50	$12.06	$11.74	$10.95	$10.00		
Value at end of period	$10.58	$8.30	$13.77	$13.50	$12.06	$11.74	$10.95		
Number of accumulation units outstanding at end of period	1,911	2,298	5,118	38,759	90,347	149,167	42,882		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.40	$15.45	$14.17	$13.23	$11.73	$10.74	$10.00		
Value at end of period	$11.38	$8.40	$15.45	$14.17	$13.23	$11.73	$10.74		
Number of accumulation units outstanding at end of period	248	3,246	4,799	30,194	88,595	100,599	39,614		

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$11.97	$21.31	$18.29	$15.83	$13.41	$11.58	$10.00		
Value at end of period	$16.63	$11.97	$21.31	$18.29	$15.83	$13.41	$11.58		
Number of accumulation units outstanding at end of period	190	965	3,534	15,133	27,278	39,200	10,618		
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period		$19.44	$17.10	$13.56	$12.04	$10.46	$8.17	$10.00	
Value at end of period		$10.69	$19.44	$17.10	$13.56	$12.04	$10.46	$8.17	
Number of accumulation units outstanding at end of period		0	706	8,327	34,402	27,896	18,930	588	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$12.59	$12.08	$11.55	$10.71				
Value at end of period		$7.48	$12.59	$12.08	$11.55				
Number of accumulation units outstanding at end of period		0	575	3,729	6,882				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$6.17								
Value at end of period	$9.62								
Number of accumulation units outstanding at end of period	566								
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.19	$16.99	$21.16	$15.75	$13.81	$10.62			
Value at end of period	$13.52	$10.19	$16.99	$21.16	$15.75	$13.81			
Number of accumulation units outstanding at end of period	1,495	1,591	1,895	2,259	15,590	4,637			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during March 2005)									
Value at beginning of period		$12.49	$11.79	$10.60	$9.67				
Value at end of period		$8.70	$12.49	$11.79	$10.60				
Number of accumulation units outstanding at end of period		0	202	550	6,413				
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period		$11.87	$10.90	$10.57	$10.34				
Value at end of period		$8.40	$11.87	$10.90	$10.57				
Number of accumulation units outstanding at end of period		0	335	335	13,979				
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during September 2006)									
Value at beginning of period	$7.51	$10.87	$10.85	$10.35					
Value at end of period	$9.67	$7.51	$10.87	$10.85					
Number of accumulation units outstanding at end of period	2,489	2,740	2,350	310					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$7.17	$11.81	$11.66						
Value at end of period	$8.85	$7.17	$11.81						
Number of accumulation units outstanding at end of period	3,582	3,837	3,855						
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$6.03	$9.23							
Value at end of period	$7.66	$6.03							
Number of accumulation units outstanding at end of period	0	4,556							

CFI 69

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$9.35	$10.09							
Value at end of period	$10.15	$9.35							
Number of accumulation units outstanding at end of period	4,212	11,136							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during August 2005)									
Value at beginning of period	$11.62	$24.42	$18.07	$13.63	$11.71				
Value at end of period	$19.45	$11.62	$24.42	$18.07	$13.63				
Number of accumulation units outstanding at end of period	81	0	123	815	173				
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.69	$16.36	$16.38	$14.40	$13.60	$11.55	$9.10	$10.00	
Value at end of period	$13.11	$10.69	$16.36	$16.38	$14.40	$13.60	$11.55	$9.10	
Number of accumulation units outstanding at end of period	0	1,412	1,997	11,893	35,059	44,170	29,210	500	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.49	$13.87	$14.46	$12.70	$13.63	$10.21	$7.79	$10.00	
Value at end of period	$11.79	$9.49	$13.87	$14.46	$12.70	$13.63	$10.21	$7.79	
Number of accumulation units outstanding at end of period	0	695	1,589	3,414	11,809	17,072	11,751	1,940	
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$13.99	$13.99	$13.66	$13.37	$13.32	$13.52	$13.75	$13.89	$13.90
Value at end of period	$13.70	$13.99	$13.99	$13.66	$13.37	$13.32	$13.52	$13.75	$13.89
Number of accumulation units outstanding at end of period	66	11,477	9,028	10,686	54,088	46,243	56,074	44,328	16,519
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$7.87	$13.51	$12.13	$11.84	$11.14	$10.20			
Value at end of period	$9.91	$7.87	$13.51	$12.13	$11.84	$11.14			
Number of accumulation units outstanding at end of period	0	0	251	1,745	3,091	2,545			
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$18.47	$24.37	$24.01	$21.98	$21.88	$20.17	$17.70	$19.11	$18.70
Value at end of period	$21.26	$18.47	$24.37	$24.01	$21.98	$21.88	$20.17	$17.70	$19.11
Number of accumulation units outstanding at end of period	1,311	1,573	2,346	8,814	30,904	44,758	31,971	7,435	529
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period		$17.97	$14.45	$11.32	$10.10				
Value at end of period		$10.93	$17.97	$14.45	$11.32				
Number of accumulation units outstanding at end of period		0	1,632	3,162	22,900				
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.84	$11.69	$11.64	$10.95	$10.75	$10.00			
Value at end of period	$12.89	$8.84	$11.69	$11.64	$10.95	$10.75			
Number of accumulation units outstanding at end of period	885	2,576	4,302	21,707	47,497	159,785			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$13.49	$13.26	$12.47	$12.24	$12.24	$11.96	$11.69	$11.02	$11.29
Value at end of period	$15.07	$13.49	$13.26	$12.47	$12.24	$12.24	$11.96	$11.69	$11.02
Number of accumulation units outstanding at end of period	717	2,012	5,196	30,946	56,069	103,463	61,036	33,655	0

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING PIONEER FUND PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period		$12.75	$12.43	$10.91	$10.62				
Value at end of period		$8.12	$12.75	$12.43	$10.91				
Number of accumulation units outstanding at end of period		0	690	3,330	9,716				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.81								
Value at end of period	$12.60								
Number of accumulation units outstanding at end of period	156								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.61								
Value at end of period	$12.42								
Number of accumulation units outstanding at end of period	329								
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$6.04								
Value at end of period	$8.30								
Number of accumulation units outstanding at end of period	1,079								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.81	$12.45	$12.22	$10.92	$10.07				
Value at end of period	$11.46	$8.81	$12.45	$12.22	$10.92				
Number of accumulation units outstanding at end of period	0	548	796	3,098	5,996				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.27	$13.18	$13.11	$11.27	$11.11	$10.00			
Value at end of period	$10.09	$8.27	$13.18	$13.11	$11.27	$11.11			
Number of accumulation units outstanding at end of period	367	309	834	1,913	6,082	3,094			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$7.24	$12.49	$11.11	$10.33					
Value at end of period	$9.32	$7.24	$12.49	$11.11					
Number of accumulation units outstanding at end of period	290	304	270	967					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2007)									
Value at beginning of period	$8.00	$13.58	$14.61	$11.42	$10.25				
Value at end of period	$10.33	$8.00	$13.58		$11.42				
Number of accumulation units outstanding at end of period	971	971	1,833		4,675				
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$8.03	$12.96	$13.58	$12.01	$11.89	$10.43	$8.24	$10.00	
Value at end of period	$10.08	$8.03	$12.96	$13.58	$12.01	$11.89	$10.43	$8.24	
Number of accumulation units outstanding at end of period	0	1,383	1,383	7,506	19,654	26,551	17,941	2,192	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.28	$12.51	$12.50	$11.04	$10.23				
Value at end of period	$10.01	$8.28	$12.51	$12.50	$11.04				
Number of accumulation units outstanding at end of period	387	325	230	1,110	174				

Condensed Financial Information (continued)

Separate Account Annual Charges of 2.45%

	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.72	$15.60	$13.63	$12.54	$11.02	$9.64
Value at end of period	$11.52	$8.72	$15.60	$13.63	$12.54	$11.02
Number of accumulation units outstanding at end of period	13,785	14,493	12,725	15,978	14,663	7,402
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.23	$12.96	$13.12	$11.21	$10.88	$9.78
Value at end of period	$9.16	$7.23	$12.96	$13.12	$11.21	$10.88
Number of accumulation units outstanding at end of period	422	427	430	19,083	18,477	18,477
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$8.84					
Value at end of period	$9.78					
Number of accumulation units outstanding at end of period	2,394					
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.54	$12.51	$12.28	$10.98	$10.69	$9.91
Value at end of period	$9.61	$7.54	$12.51	$12.28	$10.98	$10.69
Number of accumulation units outstanding at end of period	26,557	28,237	39,877	50,221	46,386	33,596
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.68	$14.14	$12.97	$12.13	$10.75	$9.83
Value at end of period	$10.40	$7.68	$14.14	$12.97	$12.13	$10.75
Number of accumulation units outstanding at end of period	32,108	36,747	46,053	44,793	38,776	21,273
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$10.05	$17.91	$15.38	$13.32	$11.29	$9.45
Value at end of period	$13.96	$10.05	$17.91	$15.38	$13.32	$11.29
Number of accumulation units outstanding at end of period	8,053	8,340	9,350	17,341	13,771	0
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$10.26	$18.67	$16.43	$13.04	$11.59	$9.75
Value at end of period	$12.04	$10.26	$18.67	$16.43	$13.04	$11.59
Number of accumulation units outstanding at end of period	922	5,257	10,245	20,769	17,153	10,319
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during March 2006)						
Value at beginning of period	$7.28	$12.71	$12.28	$11.56		
Value at end of period	$9.61	$7.28	$12.71	$12.28		
Number of accumulation units outstanding at end of period	727	1,331	1,231	581		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$10.41					
Value at end of period	$10.50					
Number of accumulation units outstanding at end of period	2,153					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.47	$12.56	$12.07	$11.55	$10.85	
Value at end of period	$9.49	$7.47	$12.56	$12.07	$11.55	
Number of accumulation units outstanding at end of period	0	422	652	4,304	3,929	
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during August 2006)						
Value at beginning of period	$7.01	$12.23	$13.53	$11.57		
Value at end of period	$9.12	$7.01	$12.23	$13.53		
Number of accumulation units outstanding at end of period	392	403	547	52		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$10.16	$16.95	$21.12	$15.73	$13.81	$11.27
Value at end of period	$13.47	$10.16	$16.95	$21.12	$15.73	$13.81
Number of accumulation units outstanding at end of period	3,918	5,110	9,529	4,121	3,321	877
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.45	$10.03	$9.98	$10.19		
Value at end of period	$7.84	$6.45	$10.03	$9.98		
Number of accumulation units outstanding at end of period	1,756	1,719	1,966	75		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during March 2006)						
Value at beginning of period	$6.62	$11.17	$11.00	$10.16		
Value at end of period	$8.51	$6.62	$11.17	$11.00		
Number of accumulation units outstanding at end of period	1,190	2,739	3,027	1,661		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.67	$12.46	$11.77	$10.59	$9.83	$9.62
Value at end of period	$10.16	$8.67	$12.46	$11.77	$10.59	$9.83
Number of accumulation units outstanding at end of period	0	1,501	8,262	7,927	6,323	109
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during November 2005)						
Value at beginning of period	$8.63	$14.54	$13.02	$11.93	$11.39	
Value at end of period	$11.72	$8.63	$14.54	$13.02	$11.93	
Number of accumulation units outstanding at end of period	1,224	2,360	2,677	1,933	990	
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during August 2006)						
Value at beginning of period	$7.49	$10.86	$10.85	$10.27		
Value at end of period	$9.65	$7.49	$10.86	$10.85		
Number of accumulation units outstanding at end of period	4,015	3,804	6,065	1,825		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Fund first available during August 2006)						
Value at beginning of period	$7.16	$11.80	$12.45			
Value at end of period	$8.84	$7.16	$11.80			
Number of accumulation units outstanding at end of period	10,071	11,975	12,528			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Fund first available during August 2006)						
Value at beginning of period	$5.98	$9.54	$10.19			
Value at end of period	$7.60	$5.98	$9.54			
Number of accumulation units outstanding at end of period	3,136	3,204	3,403			

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period	$11.77	$20.45	$15.73	$13.28	$13.12	
Value at end of period	$15.79	$11.77	$20.45	$15.73	$13.28	
Number of accumulation units outstanding at end of period	459	485	395	187	134	
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.03	$8.36				
Value at end of period	$7.65	$6.03				
Number of accumulation units outstanding at end of period	584	576				
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.71	$12.63	$12.36	$11.08	$10.80	$9.85
Value at end of period	$9.25	$7.71	$12.63	$12.36	$11.08	$10.80
Number of accumulation units outstanding at end of period	232	1,283	1,055	4,837	4,081	4,022
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.03	$13.22	$12.88	$12.09	$11.18	$9.77
Value at end of period	$10.30	$8.03	$13.22	$12.88	$12.09	$11.18
Number of accumulation units outstanding at end of period	195	2,942	3,372	25,395	23,762	21,730
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.96	$12.31	$13.49	$12.19	$11.64	$9.71
Value at end of period	$9.67	$7.96	$12.31	$13.49	$12.19	$11.64
Number of accumulation units outstanding at end of period	1,324	3,588	2,854	10,630	8,498	10,634
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during November 2005)						
Value at beginning of period	$9.32	$10.46	$10.15	$10.02	$9.98	
Value at end of period	$10.12	$9.32	$10.46	$10.15	$10.02	
Number of accumulation units outstanding at end of period	8,235	5,596	11,456	3,726	301	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$6.94					
Value at end of period	$7.48					
Number of accumulation units outstanding at end of period	217					
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during March 2006)						
Value at beginning of period	$9.05	$18.20	$15.43	$13.76		
Value at end of period	$12.05	$9.05	$18.20	$15.43		
Number of accumulation units outstanding at end of period	2,827	2,969	1,329	126		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during November 2005)						
Value at beginning of period	$11.59	$24.38	$18.05	$13.63	$12.72	
Value at end of period	$19.40	$11.59	$24.38	$18.05	$13.63	
Number of accumulation units outstanding at end of period	143	828	861	1,286	160	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.90	$13.63	$13.65	$12.01	$11.34	$9.81
Value at end of period	$10.91	$8.90	$13.63	$13.65	$12.01	$11.34
Number of accumulation units outstanding at end of period	371	364	351	11,772	13,591	12,376

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.95	$13.10	$13.66	$12.01	$13.63	$10.12
Value at end of period	$11.12	$8.95	$13.10	$13.66	$12.01	$13.63
Number of accumulation units outstanding at end of period	12,219	14,439	17,796	9,648	8,729	6,558
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$6.96	$11.76	$12.29	$11.45	$10.56	$9.75
Value at end of period	$8.96	$6.96	$11.76	$12.29	$11.45	$10.56
Number of accumulation units outstanding at end of period	452	4,430	12,459	18,605	15,306	8,350
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$10.38	$10.38	$10.14	$9.93	$9.90	$9.99
Value at end of period	$10.15	$10.38	$10.38	$10.14	$9.93	$9.90
Number of accumulation units outstanding at end of period	7,137	49,619	7,734	10,189	9,294	12,729
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Fund first available during March 2006)						
Value at beginning of period	$7.98	$12.89	$12.69	$11.72		
Value at end of period	$9.24	$7.98	$12.89	$12.69		
Number of accumulation units outstanding at end of period	177	174	175	366		
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$7.85	$13.48	$12.11	$11.82	$11.13	$9.70
Value at end of period	$9.88	$7.85	$13.48	$12.11	$11.82	$11.13
Number of accumulation units outstanding at end of period	180	251	472	1,211	490	101
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$9.13	$12.05	$11.88	$10.88	$10.83	$9.76
Value at end of period	$10.50	$9.13	$12.05	$11.88	$10.88	$10.83
Number of accumulation units outstanding at end of period	29,199	31,838	48,709	55,997	47,315	34,764
ING MFS UTILITIES PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$10.90	$17.94	$14.44	$11.31	$11.37	
Value at end of period	$14.12	$10.90	$17.94	$14.44	$11.31	
Number of accumulation units outstanding at end of period	4,373	2,989	1,170	1,601	1,116	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.43	$10.05				
Value at end of period	$8.84	$6.43				
Number of accumulation units outstanding at end of period	0	323				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during January 2005)						
Value at beginning of period	$8.58	$14.78	$14.25	$12.42	$10.70	
Value at end of period	$11.67	$8.58	$14.78	$14.25	$12.42	
Number of accumulation units outstanding at end of period	789	856	1,343	1,577	285	
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.81	$11.66	$11.62	$10.93	$10.74	$9.75
Value at end of period	$12.84	$8.81	$11.66	$11.62	$10.93	$10.74
Number of accumulation units outstanding at end of period	14,505	20,777	34,029	30,584	23,592	10,938

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$11.33	$11.15	$10.48	$10.30	$10.30	$9.88
Value at end of period	$12.65	$11.33	$11.15	$10.48	$10.30	$10.30
Number of accumulation units outstanding at end of period	25,000	39,710	32,390	37,440	44,499	22,625
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during October 2005)						
Value at beginning of period	$7.96	$12.20	$11.86	$10.82	$10.24	
Value at end of period	$9.72	$7.96	$12.20	$11.86	$10.82	
Number of accumulation units outstanding at end of period	23,400	26,829	36,343	10,973	6,709	
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.35					
Number of accumulation units outstanding at end of period	6,381					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.61					
Number of accumulation units outstanding at end of period	2,672					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.61					
Value at end of period	$12.41					
Number of accumulation units outstanding at end of period	1,457					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.91	$10.00				
Value at end of period	$8.53	$6.91				
Number of accumulation units outstanding at end of period	0	3,406				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during August 2005)						
Value at beginning of period	$8.79	$12.43	$12.21	$10.92	$10.65	
Value at end of period	$11.43	$8.79	$12.43	$12.21	$10.92	
Number of accumulation units outstanding at end of period	47,194	11,293	8,078	9,208	1,286	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.25	$13.15	$13.08	$11.26	$11.11	$9.98
Value at end of period	$10.06	$8.25	$13.15	$13.08	$11.26	$11.11
Number of accumulation units outstanding at end of period	9,756	12,523	21,997	8,486	4,124	1,675
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Fund first available during August 2006)						
Value at beginning of period		$10.10	$9.76			
Value at end of period		$5.68	$10.10			
Number of accumulation units outstanding at end of period		0	348			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.23	$12.48	$11.10	$10.33		
Value at end of period	$9.30	$7.23	$12.48	$11.10		
Number of accumulation units outstanding at end of period	0	837	114	349		

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during September 2006)						
Value at beginning of period	$7.98	$13.56	$13.57	$12.54		
Value at end of period	$10.30	$7.98	$13.56	$13.57		
Number of accumulation units outstanding at end of period	0	1,087	1,025	1,036		
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$7.55	$12.19	$12.79	$11.31	$11.21	$9.80
Value at end of period	$9.47	$7.55	$12.19	$12.79	$11.31	$11.21
Number of accumulation units outstanding at end of period	2,166	3,090	6,304	13,639	8,568	7,501
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during December 2005)						
Value at beginning of period		$11.91	$11.82	$10.78	$10.81	
Value at end of period		$8.88	$11.91	$11.82	$10.78	
Number of accumulation units outstanding at end of period		0	700	243	244	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during March 2006)						
Value at beginning of period	$9.33	$13.39	$12.51	$11.11		
Value at end of period	$11.73	$9.33	$13.39	$12.51		
Number of accumulation units outstanding at end of period	0	473	689	82		

Separate Account Annual Charges of 2.55%

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. LEISURE FUND									
(Fund first available during May 2002)									
Value at beginning of period	$7.28	$13.12	$13.58	$11.18	$11.60	$10.50	$8.37	$10.00	
Value at end of period	$9.43	$7.28	$13.12	$13.58	$11.18	$11.60	$10.50	$8.37	
Number of accumulation units outstanding at end of period	414	817	907	2,564	7,037	6,999	3,377	0	
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$7.92	$9.61							
Value at end of period	$9.34	$7.92							
Number of accumulation units outstanding at end of period	0	10,017							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.40	$16.84	$14.73	$13.56	$11.93	$10.63	$8.50	$9.65	$9.34
Value at end of period	$12.42	$9.40	$16.84	$14.73	$13.56	$11.93	$10.63	$8.50	$9.65
Number of accumulation units outstanding at end of period	4,070	14,475	15,121	40,739	78,955	81,709	63,101	5,478	0
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$7.00	$12.56	$12.73	$10.89	$10.58	$9.76	$7.70	$9.54	$9.08
Value at end of period	$8.86	$7.00	$12.56	$12.73	$10.89	$10.58	$9.76	$7.70	$9.54
Number of accumulation units outstanding at end of period	929	918	2,163	15,812	39,716	104,819	32,068	7,831	0

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.24	$13.68	$13.43	$12.02	$11.71	$10.95	$10.00		
Value at end of period	$10.48	$8.24	$13.68	$13.43	$12.02	$11.71	$10.95		
Number of accumulation units outstanding at end of period	30,203	66,495	59,262	81,079	237,980	267,599	98,515		
ING AMERICAN FUNDS GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$8.33	$15.35	$14.09	$13.19	$11.70	$10.73	$10.00		
Value at end of period	$11.27	$8.33	$15.35	$14.09	$13.19	$11.70	$10.73		
Number of accumulation units outstanding at end of period	11,399	29,732	40,527	68,334	259,478	260,223	92,431		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$11.87	$21.17	$18.19	$15.77	$13.38	$11.57	$10.00		
Value at end of period	$16.47	$11.87	$21.17	$18.19	$15.77	$13.38	$11.57		
Number of accumulation units outstanding at end of period	11,227	19,824	15,245	28,885	93,137	100,110	23,926		
ING ARTIO FOREIGN PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.59	$19.27	$16.98	$13.48	$11.99	$10.44	$8.16	$10.00	
Value at end of period	$12.41	$10.59	$19.27	$16.98	$13.48	$11.99	$10.44	$8.16	
Number of accumulation units outstanding at end of period	1,123	3,912	5,121	11,644	47,183	33,751	22,723	0	
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$7.26	$12.68	$12.26	$10.92	$10.29				
Value at end of period	$9.57	$7.26	$12.68	$12.26	$10.92				
Number of accumulation units outstanding at end of period	229	3,567	3,638	2,408	3,351				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period		$12.53	$12.05	$11.54	$10.84				
Value at end of period		$7.44	$12.53	$12.05	$11.54				
Number of accumulation units outstanding at end of period		0	499	2,560	8,504				
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.12	$16.89	$21.07	$15.71	$13.80	$11.12			
Value at end of period	$13.40	$10.12	$16.89	$21.07	$15.71	$13.80			
Number of accumulation units outstanding at end of period	45	629	1,667	2,030	4,517	4,437			
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during March 2006)									
Value at beginning of period	$6.61	$11.15	$10.99	$10.12					
Value at end of period	$8.47	$6.61	$11.15	$10.99					
Number of accumulation units outstanding at end of period	391	762	308	1,494					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.63	$12.42	$11.74	$10.58	$9.83	$9.78			
Value at end of period	$10.10	$8.63	$12.42	$11.74	$10.58	$9.83			
Number of accumulation units outstanding at end of period	2,616	2,735	3,321	9,229	27,240	4,304			
ING EVERGREEN OMEGA PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$8.34	$11.81	$10.85	$10.55	$10.32				
Value at end of period	$11.57	$8.34	$11.81	$10.85	$10.55				
Number of accumulation units outstanding at end of period	0	481	509	533	8,516				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.60	$14.51	$13.00	$11.92	$9.95				
Value at end of period	$11.67	$8.60	$14.51	$13.00	$11.92				
Number of accumulation units outstanding at end of period	251	554	737	754	1,040				
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during September 2006)									
Value at beginning of period	$7.48	$10.84	$10.84	$10.29					
Value at end of period	$9.62	$7.48	$10.84	$10.84					
Number of accumulation units outstanding at end of period	231	1,553	90	456					
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$7.15	$11.79	$12.67						
Value at end of period	$8.82	$7.15	$11.79						
Number of accumulation units outstanding at end of period	369	315	332						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$5.97	$9.53	$9.62						
Value at end of period	$7.59	$5.97	$9.53						
Number of accumulation units outstanding at end of period	4,771	4,776	5,071						
ING GLOBAL RESOURCES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.73	$20.40	$15.71	$13.27	$10.36				
Value at end of period	$15.72	$11.73	$20.40	$15.71	$13.27				
Number of accumulation units outstanding at end of period	33	490	868	3,490	1,237				
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$6.02	$9.23							
Value at end of period	$7.63	$6.02							
Number of accumulation units outstanding at end of period	1,822	5,453							
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.67	$10.93	$10.70	$9.61	$9.38	$8.72	$7.11	$9.33	$9.05
Value at end of period	$7.99	$6.67	$10.93	$10.70	$9.61	$9.38	$8.72	$7.11	$9.33
Number of accumulation units outstanding at end of period	4,291	7,203	46,239	44,058	102,786	131,467	45,882	8,988	0
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$8.78	$14.47	$14.11	$13.26	$12.28	$10.83	$8.41	$9.84	$9.12
Value at end of period	$11.25	$8.78	$14.47	$14.11	$13.26	$12.28	$10.83	$8.41	$9.84
Number of accumulation units outstanding at end of period	2,738	14,755	17,425	37,331	94,059	104,905	67,788	17,384	0
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$9.07	$14.03	$15.40	$13.93	$13.31	$11.22	$8.47	$10.04	$9.13
Value at end of period	$11.01	$9.07	$14.03	$15.40	$13.93	$13.31	$11.22	$8.47	$10.04
Number of accumulation units outstanding at end of period	3,846	5,057	7,310	19,524	72,603	82,243	51,075	9,050	0
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$9.29	$10.44	$10.21	$10.02	$10.04				
Value at end of period	$10.08	$9.29	$10.44		$10.02				
Number of accumulation units outstanding at end of period	35,913	49,209	22,926		334				

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$6.93								
Value at end of period	$7.47								
Number of accumulation units outstanding at end of period	1,011								
ING JANUS CONTRARIAN PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$9.02	$18.14	$15.39	$12.84	$11.39	$10.60			
Value at end of period	$11.99	$9.02	$18.14	$15.39	$12.84	$11.39			
Number of accumulation units outstanding at end of period	244	421	589	1,463	2,091	337			
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$10.58	$16.22	$16.26	$14.32	$13.54	$11.52	$9.09	$10.00	
Value at end of period	$12.96	$10.58	$16.22	$16.26	$14.32	$13.54	$11.52	$9.09	
Number of accumulation units outstanding at end of period	1,973	3,586	4,012	10,396	34,566	59,267	38,562	526	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.39	$13.75	$14.36	$12.63	$13.63	$10.18	$7.78	$10.00	
Value at end of period	$11.65	$9.39	$13.75	$14.36	$12.63	$13.63	$10.18	$7.78	
Number of accumulation units outstanding at end of period	335	815	895	3,983	8,842	8,724	8,500	0	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$7.55	$12.77	$13.35	$12.45	$11.49	$10.77	$10.00		
Value at end of period	$9.71	$7.55	$12.77	$13.35	$12.45	$11.49	$10.77		
Number of accumulation units outstanding at end of period	3,949	15,611	15,861	19,119	22,544	22,058	11,598		
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$13.57	$13.59	$13.29	$13.02	$13.00	$13.22	$13.46	$13.62	$13.63
Value at end of period	$13.27	$13.57	$13.59	$13.29	$13.02	$13.00	$13.22	$13.46	$13.62
Number of accumulation units outstanding at end of period	160	1,348	4,301	8,338	16,588	206,138	47,009	29,721	18,352
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during January 2005)									
Value at beginning of period		$13.44	$12.08	$11.81	$10.97				
Value at end of period		$7.82	$13.44	$12.08	$11.81				
Number of accumulation units outstanding at end of period		0	503	2,127	3,360				
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$18.08	$23.89	$23.57	$21.60	$21.54	$19.89	$17.48	$18.90	$18.50
Value at end of period	$20.77	$18.08	$23.89	$23.57	$21.60	$21.54	$19.89	$17.48	$18.90
Number of accumulation units outstanding at end of period	11,841	13,127	14,290	37,457	68,870	88,962	38,233	13,606	190
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$10.87	$14.19							
Value at end of period	$14.06	$10.87							
Number of accumulation units outstanding at end of period	0	171							
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$9.04	$15.58	$15.03	$13.11	$11.88	$10.60	$8.25	$10.00	
Value at end of period	$12.27	$9.04	$15.58	$15.03	$13.11	$11.88	$10.60	$8.25	
Number of accumulation units outstanding at end of period	440	3,568	3,890	776	3,269	8,270	2,158	0	

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$6.16	$9.85	$9.83	$8.72	$8.38	$7.82	$6.46	$8.97	$8.74
Value at end of period	$6.90	$6.16	$9.85	$9.83	$8.72	$8.38	$7.82	$6.46	$8.97
Number of accumulation units outstanding at end of period	2,913	2,916	2,916	14,744	26,294	22,272	17,302	14,687	0
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$8.78	$11.62	$11.59	$10.92	$10.74	$10.00			
Value at end of period	$12.78	$8.78	$11.62	$11.59	$10.92	$10.74			
Number of accumulation units outstanding at end of period	0	933	1,684	26,011	62,415	102,144			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during November 2001)									
Value at beginning of period	$13.20	$13.00	$12.24	$12.03	$12.05	$11.79	$11.55	$10.90	$11.17
Value at end of period	$14.72	$13.20	$13.00	$12.24	$12.03	$12.05	$11.79	$11.55	$10.90
Number of accumulation units outstanding at end of period	1,084	3,457	5,591	25,696	111,993	142,531	120,495	27,834	0
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.49								
Value at end of period	$9.61								
Number of accumulation units outstanding at end of period	5,452								
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.75								
Value at end of period	$9.84								
Number of accumulation units outstanding at end of period	13,533								
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.81								
Value at end of period	$12.58								
Number of accumulation units outstanding at end of period	2,642								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.61								
Value at end of period	$12.41								
Number of accumulation units outstanding at end of period	950								
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$7.09	$10.26							
Value at end of period	$8.79	$7.09							
Number of accumulation units outstanding at end of period	0	355							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$8.76	$12.40	$12.19	$10.91	$9.98				
Value at end of period	$11.38	$8.76	$12.40	$12.19	$10.91				
Number of accumulation units outstanding at end of period	225	3,615	3,671	836	4,168				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.21	$11.84							
Value at end of period	$9.27	$7.21							
Number of accumulation units outstanding at end of period	0	443							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Fund first available during February 2006)									
Value at beginning of period	$7.95	$13.53	$13.55	$11.78					
Value at end of period	$10.25	$7.95	$13.53	$13.55					
Number of accumulation units outstanding at end of period	70	71	72	1,264					
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$10.11	$9.94							
Value at end of period	$10.40	$10.11							
Number of accumulation units outstanding at end of period	2,023	2,023							
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2002)									
Value at beginning of period	$7.95	$12.84	$13.49	$11.94	$11.84	$10.41	$8.24	$10.00	
Value at end of period	$9.96	$7.95	$12.84	$13.49	$11.94	$11.84	$10.41	$8.24	
Number of accumulation units outstanding at end of period	5,526	7,216	9,543	17,563	112,637	114	49,363	0	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$9.30	$13.36	$12.75	$10.56	$10.09				
Value at end of period	$11.68	$9.30	$13.36	$12.49	$10.56				
Number of accumulation units outstanding at end of period	0	3,266	3,267	0	476				

Separate Account Annual Charges of 2.60%

	2009	2008	2007	2006	2005	2004
AIM V.I. LEISURE FUND						
(Fund first available during May 2002)						
Value at beginning of period	$6.80	$12.26	$12.69	$10.46	$10.86	$9.98
Value at end of period	$8.80	$6.80	$12.26	$12.69	$10.46	$10.86
Number of accumulation units outstanding at end of period	1,928	1,900	2,992	3,232	1,361	593
BLACKROCK GLOBAL ALLOCATION V.I. FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.92	$10.13				
Value at end of period	$9.33	$7.92				
Number of accumulation units outstanding at end of period	619	1,211				
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$8.59	$15.38	$13.47	$12.41	$10.92	$10.02
Value at end of period	$11.33	$8.59	$15.38	$13.47	$12.41	$10.92
Number of accumulation units outstanding at end of period	16,398	42,174	66,157	70,199	43,973	9,293
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.13	$12.80	$12.98	$11.11	$10.80	$9.67
Value at end of period	$9.02	$7.13	$12.80	$12.98	$11.11	$10.80
Number of accumulation units outstanding at end of period	6,274	25,291	32,045	30,170	11,685	11,429

	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$7.13	$9.27				
Value at end of period	$8.57	$7.13				
Number of accumulation units outstanding at end of period	0	136				
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$8.93	$8.68				
Value at end of period	$9.75	$8.93				
Number of accumulation units outstanding at end of period	401	318				
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.43	$12.35	$12.13	$10.87	$10.60	$9.66
Value at end of period	$9.45	$7.43	$12.35	$12.13	$10.87	$10.60
Number of accumulation units outstanding at end of period	42,277	67,123	101,201	113,013	98,787	28,547
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$7.56	$13.93	$12.80	$11.99	$10.64	$9.63
Value at end of period	$10.21	$7.56	$13.93	$12.80	$11.99	$10.64
Number of accumulation units outstanding at end of period	37,927	53,186	72,027	122,915	116,702	66,971
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Fund first available during September 2003)						
Value at beginning of period	$9.88	$17.62	$15.15	$13.15	$11.16	$10.11
Value at end of period	$13.69	$9.88	$17.62	$15.15	$13.15	$11.16
Number of accumulation units outstanding at end of period	21,833	37,854	40,996	45,773	28,702	15,291
ING ARTIO FOREIGN PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$10.07	$18.35	$16.18	$12.86	$11.44	$9.34
Value at end of period	$11.80	$10.07	$18.35	$16.18	$12.86	$11.44
Number of accumulation units outstanding at end of period	41,301	27,150	25,214	22,096	9,555	2,993
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$7.24	$12.66	$12.25	$10.91	$10.22	
Value at end of period	$9.54	$7.24	$12.66	$12.25	$10.91	
Number of accumulation units outstanding at end of period	13,063	27,891	27,235	20,209	5,357	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.91					
Value at end of period	$10.49					
Number of accumulation units outstanding at end of period	862					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.43	$12.51	$12.03	$11.53	$10.84	
Value at end of period	$9.42	$7.43	$12.51	$12.03	$11.53	
Number of accumulation units outstanding at end of period	1,154	3,110	7,420	7,489	4,797	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.45	$9.99				
Value at end of period	$9.58	$6.45				
Number of accumulation units outstanding at end of period	11,796	13,679				

	2009	2008	2007	2006	2005	2004
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$6.98	$12.20	$13.51	$11.42		
Value at end of period	$9.07	$6.98	$12.20	$13.51		
Number of accumulation units outstanding at end of period	4,167	4,251	10,814	8,011		
ING CLARION REAL ESTATE PORTFOLIO						
(Fund first available during June 2004)						
Value at beginning of period	$9.95	$16.61	$20.73	$15.46	$13.59	$11.10
Value at end of period	$13.16	$9.95	$16.61	$20.73	$15.46	$13.59
Number of accumulation units outstanding at end of period	11,841	15,518	20,412	22,536	13,342	2,439
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Fund first available during June 2006)						
Value at beginning of period	$6.42	$10.00	$9.97	$9.17		
Value at end of period	$7.80	$6.42	$10.00	$9.97		
Number of accumulation units outstanding at end of period	2,027	4,128	1,798	1,937		
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$6.59	$11.14	$10.98	$10.09		
Value at end of period	$8.45	$6.59	$11.14	$10.98		
Number of accumulation units outstanding at end of period	10,151	11,558	2,022	3,044		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.61	$12.39	$11.72	$10.57	$9.82	$9.37
Value at end of period	$10.07	$8.61	$12.39	$11.72	$10.57	$9.82
Number of accumulation units outstanding at end of period	8,444	10,908	23,536	17,952	31,768	5,040
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$8.58	$14.48	$12.99	$11.91	$11.45	
Value at end of period	$11.64	$8.58	$14.48	$12.99	$11.91	
Number of accumulation units outstanding at end of period	869	2,894	4,479	4,362	2,776	
ING FRANKLIN INCOME PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.46	$10.83	$10.84	$9.98		
Value at end of period	$9.60	$7.46	$10.83	$10.84		
Number of accumulation units outstanding at end of period	27,618	37,252	85,789	38,677		
ING FRANKLIN MUTUAL SHARES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$7.14	$11.79	$12.66			
Value at end of period	$8.80	$7.14	$11.79			
Number of accumulation units outstanding at end of period	3,449	15,914	41,527			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$5.97	$9.53	$9.56			
Value at end of period	$7.57	$5.97	$9.53			
Number of accumulation units outstanding at end of period	21,375	21,211	4,388			
ING GLOBAL RESOURCES PORTFOLIO						
(Fund first available during July 2005)						
Value at beginning of period	$11.70	$20.37	$15.69	$13.27	$10.98	
Value at end of period	$15.67	$11.70	$20.37	$15.69	$13.27	
Number of accumulation units outstanding at end of period	10,384	14,784	22,097	25,248	6,081	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.02	$8.35				
Value at end of period	$7.62	$6.02				
Number of accumulation units outstanding at end of period	6,184	6,957				
ING INDEX PLUS LARGECAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.60	$12.46	$12.21	$10.97	$10.71	$10.07
Value at end of period	$9.10	$7.60	$12.46	$12.21	$10.97	$10.71
Number of accumulation units outstanding at end of period	17,067	27,407	59,390	70,923	56,447	3,142
ING INDEX PLUS MIDCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.73	$12.75	$12.44	$11.70	$10.84	$9.73
Value at end of period	$9.90	$7.73	$12.75	$12.44	$11.70	$10.84
Number of accumulation units outstanding at end of period	18,546	30,199	69,876	90,628	71,432	8,640
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$7.64	$11.82	$12.99	$11.75	$11.23	$9.81
Value at end of period	$9.27	$7.64	$11.82	$12.99	$11.75	$11.23
Number of accumulation units outstanding at end of period	11,810	17,432	47,567	69,161	54,006	2,463
ING INTERMEDIATE BOND PORTFOLIO						
(Fund first available during August 2005)						
Value at beginning of period	$9.27	$10.42	$10.12	$10.01	$10.05	
Value at end of period	$10.05	$9.27	$10.42	$10.12	$10.01	
Number of accumulation units outstanding at end of period	16,497	16,866	8,494	1,749	461	
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$6.92					
Value at end of period	$7.46					
Number of accumulation units outstanding at end of period	1,106					
ING JANUS CONTRARIAN PORTFOLIO						
(Fund first available during February 2005)						
Value at beginning of period	$8.87	$17.85	$15.16	$12.65	$11.00	
Value at end of period	$11.78	$8.87	$17.85	$15.16	$12.65	
Number of accumulation units outstanding at end of period	9,520	12,995	19,018	10,600	6,451	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$11.52	$24.28	$18.00	$13.61	$12.12	
Value at end of period	$19.26	$11.52	$24.28	$18.00	$13.61	
Number of accumulation units outstanding at end of period	3,199	4,950	16,514	10,890	2,925	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period		$13.50	$13.55	$11.94	$11.30	$10.04
Value at end of period		$8.81	$13.50	$13.55	$11.94	$11.30
Number of accumulation units outstanding at end of period		0	827	2,713	3,665	7,480
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.77	$12.85	$13.42	$11.81	$13.63	$9.94
Value at end of period	$10.87	$8.77	$12.85	$13.42	$11.81	$13.63
Number of accumulation units outstanding at end of period	5,443	7,020	7,754	14,652	12,464	3,603

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING LIQUID ASSETS PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$10.30	$10.32	$10.10	$9.91	$9.89	$10.00
Value at end of period	$10.06	$10.30	$10.32	$10.10	$9.91	$9.89
Number of accumulation units outstanding at end of period	25,312	57,733	99,953	15,308	53,344	1,461
ING MARSICO GROWTH PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$7.73	$13.29	$11.95	$11.69	$11.02	$9.62
Value at end of period	$9.71	$7.73	$13.29	$11.95	$11.69	$11.02
Number of accumulation units outstanding at end of period	7,799	15,114	23,065	23,063	12,219	779
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Fund first available during July 2005)						
Value at beginning of period	$8.59	$17.47	$14.88	$12.32	$10.27	
Value at end of period	$11.51	$8.59	$17.47	$14.88	$12.32	
Number of accumulation units outstanding at end of period	3,727	5,147	8,519	9,789	11,804	
ING MFS TOTAL RETURN PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$9.00	$11.90	$11.75	$10.77	$10.75	$9.97
Value at end of period	$10.33	$9.00	$11.90	$11.75	$10.77	$10.75
Number of accumulation units outstanding at end of period	16,052	32,622	67,973	69,944	54,721	20,094
ING MFS UTILITIES PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$10.84	$17.87	$14.40	$11.30	$10.56	
Value at end of period	$14.02	$10.84	$17.87	$14.40	$11.30	
Number of accumulation units outstanding at end of period	7,951	11,668	16,470	23,096	11,718	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$8.45	$14.58	$14.08	$12.29	$11.14	$9.28
Value at end of period	$11.47	$8.45	$14.58	$14.08	$12.29	$11.14
Number of accumulation units outstanding at end of period	6,555	14,184	19,329	18,439	9,200	1,199
ING PIMCO HIGH YIELD PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.75	$11.59	$11.57	$10.90	$10.73	$9.95
Value at end of period	$12.73	$8.75	$11.59	$11.57	$10.90	$10.73
Number of accumulation units outstanding at end of period	13,011	23,064	40,971	57,935	28,388	15,821
ING PIMCO TOTAL RETURN BOND PORTFOLIO						
(Fund first available during November 2001)						
Value at beginning of period	$11.22	$11.05	$10.41	$10.24	$10.26	$9.97
Value at end of period	$12.50	$11.22	$11.05	$10.41	$10.24	$10.26
Number of accumulation units outstanding at end of period	45,328	43,037	30,181	62,499	53,941	7,950
ING PIONEER FUND PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$8.06	$12.67	$12.39	$10.89	$10.61	
Value at end of period	$9.74	$8.06	$12.67	$12.39	$10.89	
Number of accumulation units outstanding at end of period	774	761	3,164	4,259	2,988	
ING PIONEER MID CAP VALUE PORTFOLIO						
(Fund first available during September 2005)						
Value at beginning of period	$7.92	$12.15	$11.83	$10.81	$10.77	
Value at end of period	$9.65	$7.92	$12.15	$11.83	$10.81	
Number of accumulation units outstanding at end of period	5,378	5,301	6,176	14,477	20,276	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING RETIREMENT GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.21					
Value at end of period	$9.35					
Number of accumulation units outstanding at end of period	63,012					
ING RETIREMENT MODERATE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.49					
Value at end of period	$9.61					
Number of accumulation units outstanding at end of period	247,212					
ING RETIREMENT MODERATE PORTFOLIO						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$9.75					
Value at end of period	$9.84					
Number of accumulation units outstanding at end of period	31,261					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.85					
Value at end of period	$8.00					
Number of accumulation units outstanding at end of period	280					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.61					
Value at end of period	$12.40					
Number of accumulation units outstanding at end of period	636					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.52					
Value at end of period	$12.88					
Number of accumulation units outstanding at end of period	690					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$8.74	$12.38	$12.18	$10.91	$10.52	
Value at end of period	$11.35	$8.74	$12.38	$12.18	$10.91	
Number of accumulation units outstanding at end of period	71,833	96,956	56,058	41,005	23,639	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Fund first available during May 2004)						
Value at beginning of period	$8.12	$12.97	$12.92	$11.14	$11.01	$10.13
Value at end of period	$9.89	$8.12	$12.97	$12.92	$11.14	$11.01
Number of accumulation units outstanding at end of period	4,741	9,589	15,448	50,825	45,329	39,008
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during January 2008)						
Value at beginning of period	$5.66	$9.65				
Value at end of period	$7.87	$5.66				
Number of accumulation units outstanding at end of period	1,381	1,517				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Fund first available during May 2006)						
Value at beginning of period	$7.20	$12.45	$11.09	$10.18		
Value at end of period	$9.25	$7.20	$12.45	$11.09		
Number of accumulation units outstanding at end of period	3,773	4,081	3,351	10,175		

SD Advantage

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)						
(Fund first available during January 2006)						
Value at beginning of period	$7.93	$13.50	$13.54	$11.74		
Value at end of period	$10.22	$7.93	$13.50	$13.54		
Number of accumulation units outstanding at end of period	2,622	15,965	36,836	38,975		
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$10.11	$9.76				
Value at end of period	$10.39	$10.11				
Number of accumulation units outstanding at end of period	4,790	7,007				
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Fund first available during May 2002)						
Value at beginning of period	$7.43	$12.02	$12.63	$11.19	$11.10	$9.99
Value at end of period	$9.31	$7.43	$12.02	$12.63	$11.19	$11.10
Number of accumulation units outstanding at end of period	6,840	10,365	24,012	27,847	23,593	3,431
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Fund first available during November 2005)						
Value at beginning of period	$8.83	$11.86	$11.79	$10.77	$10.60	
Value at end of period	$10.52	$8.83	$11.86	$11.79	$10.77	
Number of accumulation units outstanding at end of period	2,888	3,857	7,715	5,734	3,766	
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO						
(Fund first available during May 2005)						
Value at beginning of period	$9.28	$13.33	$12.48	$10.56	$10.05	
Value at end of period	$11.65	$9.28	$13.33	$12.48	$10.56	
Number of accumulation units outstanding at end of period	2,827	14,906	16,806	15,194	3,083	
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Fund first available during January 2006)						
Value at beginning of period	$8.21	$12.44	$12.45	$11.09		
Value at end of period	$9.91	$8.21	$12.44	$12.45		
Number of accumulation units outstanding at end of period	1,834	3,433	3,639	21,860		
PROFUND VP RISING RATES OPPORTUNITY						
(Fund first available during October 2003)						
Value at beginning of period	$4.65	$7.70	$8.34	$7.77	$8.66	$10.20
Value at end of period	$5.99	$4.65	$7.70	$8.34	$7.77	$8.66
Number of accumulation units outstanding at end of period	2,487	4,049	10,427	11,668	10,171	4,541